Form 20-F
period 2016-12-31
TODOS MEDICAL LTD.
filed 2017-05-01
CIK 1645260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Commission File No.: 333-209744

TODOS MEDICAL LTD.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

1 Hamada Street
State of Israel	Rehovot, 7670301 Israel
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Rami Zigdon

Chief Executive Officer

+972-54 6380666

rami@todosmedical.com

1 Hamada Street

Rehovot

7670301 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered or to be registered:
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Ordinary Shares, par value NIS 0.01 per share

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

63,577,734 Ordinary Shares, par value NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☐  No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large accelerated filer ☐   Accelerated filer ☐    Non-accelerated filer ☒     Emerging growth company ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐ No ☒

INTRODUCTION

We are a development-stage cancer in-vitro diagnostic (“IVD”) company engaged in the development of a series of patient-friendly blood tests for the detection of a variety of cancers based on our Todos Biochemical Infrared Analysis method (“TBIA”), a proprietary method for detection of solid tumors using peripheral blood analysis. The method incorporates biochemistry, physics and signal processing. The TBIA detection method is based on the cancer’s influence on the immune system which triggers biochemical changes in peripheral blood mononuclear cells (“PBMC”) and plasma. Our core technology, TBIA, is based on research conducted and technology invented by the research teams at Ben Gurion University (“BGU”) and Soroka Medical Center of Israel, whose intellectual property has been licensed to us in consideration of our contractual obligation to pay certain licensing fees.

We were incorporated under the laws of the State of Israel in April 2010. Since March 7, 2017, our Ordinary Shares, or Ordinary Shares, have been quoted on the OTCQB marketplace of OTC Link, or OTCQB, under the symbol “TOMDF.”

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Todos Medical” refer to Todos Medical Ltd. and its subsidiary, Todos Medical Singapore Pte. Ltd., a Singaporean corporation.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, par value of NIS 0.01 per share. We report financial information under the accounting principles generally accepted in the United States of America, or US GAAP. Unless otherwise indicated, U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2016 are translated using the rate of NIS 3.845 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2016, U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31,2015 are translated using the rate of NIS 3.902 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2015, and U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2014 are translated using the rate of NIS 3.889 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2014.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

● the overall global economic environment;

● the impact of competition and new technologies;

● general market, political and economic conditions in the countries in which we operate;

● projected capital expenditures and liquidity;

● changes in our strategy;

● litigation; and

● those factors referred to in “Item 3. Key Information – D. Risk Factors”, “Item 4. Information on the Company”, and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

Readers are urged to carefully review and consider the various disclosures made throughout this annual report on Form 20-F which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this annual report on Form 20-F are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, the section of this annual report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry sources and other sources that we have not independently verified.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The selected financial data for the fiscal years set forth in the table below have been derived from our financial statements and notes thereto. We derived the selected data under the captions “Statement of Profit or Loss and Other Comprehensive Income Data” for the years ended December 31, 2016, 2015 and 2014, and “Balance Sheet Data” as of December 31, 2016 and 2015 from the audited financial statements included elsewhere in this Annual Report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements. Other financial and operating data contains unaudited information that is not derived from our financial statements.

Amounts that follows are in (000’s) of US Dollars, except for share data.

Statement of Profit or Loss and Other Comprehensive Income Data – Years Ended December 31

	2016	2015	2014
Research and development expenses, net	$(317,907)	$(374,023)	$(336,474)
General and administrative expenses	$(410,982)	$(456,957)	$(64,372)
Operating loss	$(728,889)	$(830,980)	$(400,846)
Financial income, net	$(75,428)	$(12,439)	$(78,779)
Comprehensive loss	$(653,461)	$(818,541)	$(322,067)
Net loss per share (basic and diluted)	$(0.01)	$(0.02)	$(0.01)
Basic and diluted weighted average number of ordinary shares outstanding	62,467,556	45,190,017	28,450,908

Balance Sheet Data – as of December 31

	2016	2015	2014
Cash and cash equivalents	$439,077	$155,678	$60,600
Working capital	$324,774	$107,187	$25,248
Total assets	$583,812	$292,280	$128,686
Total current liabilities	$135,177	$78,508	$99,743
Total long-term liabilities	$852,584	$741,282	$616,636
Shareholders' deficit	$(403,949)	$(527,510)	$(587,693)
Number of Ordinary Shares outstanding	63,577,734	58,955,900	33,352,200
Number of Preferred Shares outstanding	3,333,471	3,096,195	3,000,000

EXCHANGE RATE INFORMATION

The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. dollars
Year Ended December 31	High	Low	Average	Period End
2016	3.983	3.746	3.840	3.845
2015	4.053	3.761	3.884	3.902
2014	3.994	3.402	3.577	3.889
2013	3.791	3.471	3.609	3.471
2012	4.084	3.700	3.856	3.733

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. dollars
	High	Low	Average	Period End
March 2017	3.693	3.614	3.649	3.632
February 2017	3.768	3.659	3.729	3.659
January 2017	3.860	3.769	3.818	3.769
December 2016	3.867	3.787	3.828	3.845
November 2016	3.876	3.799	3.843	3.839
October 2016	3.856	3.778	3.822	3.849

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our Ordinary Shares could decline.

Risks Related to Our Business

We have a history of losses, may incur future losses and may not achieve profitability.

We are a clinical-stage medical diagnostics company with a limited operating history. We have incurred net losses in each fiscal year since we commenced operations in 2010. We incurred net losses of $322,067, $818,541 and $653,461 in fiscal years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016 our accumulated deficit was $2,560,440. Our losses could continue for the foreseeable future as we continue our investment in research and development and clinical trials to complete the development of our technology and to attain regulatory approvals, begin the commercialization efforts for our cancer detection kits, increase our marketing and selling expenses, and incur additional costs as a result of being a publicly reporting company in the United States. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

The report of our independent registered public accounting firm expresses substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm indicated in its report on our financial statements included in this annual report on Form 20-F for the year ended December 31, 2016 that conditions exist that raise substantial doubt about our ability to continue as a going concern due to our working capital deficit. A “going concern” opinion could impair investor perceptions and our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives. Our ability to continue as a going concern will depend upon many factors beyond our control including the availability and terms of future funding. If we are unable to achieve our goals and raise the necessary funds to finance our operations, our business would be jeopardized and we may not be able to continue. If we ceased operations, it is likely that all of our investors would lose their investment.

We may not succeed in completing the development of our product, commercializing our product and generating significant revenues.

Since commencing our operations, we have focused on the research and development and limited clinical trials of our cancer detection kits. Our ability to generate revenues and achieve profitability depends on our ability to successfully complete the development of our product, obtain market approval and generate significant revenues. The future success of our business cannot be determined at this time, and we do not anticipate generating revenues from product sales for the foreseeable future. In addition, we face a number of challenges with respect to our future commercialization efforts, including, among others, that:

•	we may not have adequate financial or other resources to complete the development of our product including the two stages of clinical development needed before we can commercialize our products (Israel – training; Israel – validation; Singapore – training; and Singapore – validation);

•	we may not be able to manufacture our products in commercial quantities, at an adequate quality or at an acceptable cost;

•	we may not be able to meet the timing schedule of (a) completing successful clinical trials in the U.S.; and (b) receiving U.S. Food and Drug Administration (the “FDA”) approval within our goal of approximately two to four years;

•	we may not receive regulatory approvals, including that of the FDA, for our intended development plan;

•	we may not be able to establish adequate sales, marketing and distribution channels;

•	healthcare professionals and patients may not accept our cancer detection kits;

•	technological breakthroughs in cancer detection, treatment and prevention may reduce the demand for our products;

•	changes in the market for cancer detection, new alliances between existing market participants and the entrance of new market participants may interfere with our market penetration efforts;

•	third-party payors may not agree to reimburse patients for any or all of the purchase price of our products, which may adversely affect patients? willingness to purchase our cancer detection kits;

•	uncertainty as to market demand may result in inefficient pricing of our cancer detection kits;

•	we may face third-party claims of intellectual property infringement;

•	we may fail to obtain or maintain regulatory approvals for our cancer detection kits in our target markets or may face adverse regulatory or legal actions relating to our cancer detection kits even if regulatory approval is obtained; and

•	we are dependent upon the results of ongoing clinical studies relating to our cancer detection kits and the products of our competitors.

If we are unable to meet any one or more of these challenges successfully, our ability to effectively commercialize our cancer detection kits could be limited, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We are in a phase of improving our technology and adaptation to high throughput procedure.

We are changing our protocol of measurement as well as our sample handling in order to adapt it to new high throughput methodology. The changes in the protocol and measurement instrument are significant. The new protocol aims to be more robust, reproducible, fast and easy to handle, however, this transformation from the manual older protocol to the new one has some risks. To the knowledge of the Company’s management, the new protocol will not impact the previously obtained CE mark approval of the TBIA test. The results may not be as promising as the former version and although some procedures may be more reproducible, these procedures will unfortunately damage some molecules which were part of the diagnostic features in the previous protocol.

The previous tests we performed were preliminary studies.

We regarded the tests we have conducted to date with our method as preliminary and these tests included a relatively small number of subjects. Thus, there is a risk in having lower sufficient sensitivity and/or specificity in the trials we plan on conducting with larger populations in comparison to the preliminary data we have so far. Increasing the population can increase the variance in the medical condition of the control patients as well as the cancer patients thus affecting our test performances in cancer detection.

If healthcare professionals do not recommend our product to their patients, our cancer detection kits may not achieve market acceptance and we may not become profitable.

Cancer detection candidates are generally referred by their healthcare professional to a specified device and detection technologies are purchased by prescription. If healthcare professionals, including physicians, do not recommend or prescribe our product to their patients, our cancer detection kits may not achieve market acceptance and we may not become profitable. In addition, physicians have historically been slow to change their medical diagnostic and treatment practices because of perceived liability risks arising from the use of new products. Delayed adoption of our testing kits by healthcare professionals could lead to a delayed adoption by patients and third-party payors. Healthcare professionals may not recommend or prescribe our testing kits until certain conditions have been satisfied including, among others:

•	there is sufficient long-term clinical evidence to convince them to supplement their existing detection methods and device recommendations;

•	there are recommendations from other prominent physicians, educators and/or associations that our testing kits are safe and effective;

•	we obtain favorable data from clinical studies for our testing kits; and

•	reimbursement or insurance coverage from third-party payors is available;

We cannot predict when, if ever, healthcare professionals and patients may adopt the use of our testing kits. Even if favorable data is obtained from clinical studies for our testing kits, there can be no assurance that prominent physicians would endorse it or that future clinical studies will continue to produce favorable data regarding our testing kits. In addition, prolonged market exposure may also be a pre-requisite to reimbursement or insurance coverage from third-party payors. If our testing kits do not achieve an adequate level of acceptance by patients, healthcare professionals and third-party payors, we may not generate significant product revenues and we may not become profitable.

Our reliance on limited source suppliers could harm our ability to meet demand for our product in a timely manner or within budget.

We currently depend on limited source suppliers for some of the components necessary for the production of our product. Our current suppliers have been able to supply the required quantities of such components to date. However, if the supply of these components is disrupted or terminated or if our current suppliers are unable to supply required quantities of components, we may not be able to find alternative sources for these key components in a timely manner. Although we are planning to maintain strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for our products if such supply is interrupted or otherwise affected by catastrophic events such as a fire at our storage facility. As a result, we may be unable to meet the demand for our testing kits, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. If we are required to change the manufacturer of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. The delays associated with the identification of a new manufacturer could delay our ability to manufacture our testing kits in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of our testing kits ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable another supplier to manufacture the component. The occurrence of any of these events could harm our ability to meet demand for our testing kits in a timely manner or within budget.

The use of any of our cancer detection kits could result in product liability or similar claims that could be expensive, damage our reputation and harm our business.

Our business exposes us to an inherent risk of potential product liability or similar claims related to the manufacturing, marketing and sale of medical devices. The medical device industry has historically been litigious, and we face financial exposure to product liability or similar claims if the use of our kits were to cause or contribute to injury or death, including, without limitation, harm to the body caused by the procedure or inaccurate diagnoses from the procedure that could affect treatment options. There is also the possibility that defects in the design or manufacture of any of these products might necessitate a product recall. Although we plan to maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us, damage to our reputation, customer dissatisfaction and frustration, and a substantial diversion of management attention. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

We will require additional funding in order to commercialize our cancer detection kits and to develop and commercialize of any future products.

As of March 31, 2017, our unaudited cash holdings were $182,521. We will be able to conduct our operations for approximately 3 months using currently available capital resources. We expect that we will need to continue to spend substantial amounts in order to complete the development, clinical trial development, regulation and commercialization of our cancer detection kits. We will need to raise additional funds prior to commercializing our products. Additional financing may not be available to us on a timely basis on terms acceptable to us, or at all. In addition, any additional financing may be dilutive to our shareholders or may require us to grant a lender a security interest in our assets.

We expect our costs during the next twelve (12) months to be approximately $5 million assuming we continue clinical trials in Israel and Singapore and continue our efforts towards commencing the clinical trials in the U.S. Completing successful clinical trials and receiving FDA approval within approximately two to four years will require, as an initial step, the raising of this $5 million. If we are unable to raise $5 million but are still able to raise at least $2 million, we anticipate our operations will consist of conducting clinical trials in Israel to gain the scientific validation to promote the sale of our products in Israel and to continue clinical trials efforts in Singapore. If we are unable to raise $2 million, it is highly unlikely we will be able to complete clinical trials in Israel or Singapore or reach commercialization of our products in any location.

In order to market and sell our products in Israel, we require the approval of the Ministry of Health. To the best of our knowledge, approval of our products by the Ministry of Health requires us to comply with CE mark approval and ISO 13485 (which we have already obtained). In the words of the website of the International Standards Organization, ISO 13485 “specifies requirements for a quality management system where an organization needs to demonstrate its ability to provide medical devices and related services that consistently meet customer and applicable regulatory requirements.” The Ministry of Health, however, may have other requirements prior to approving our tests for commercialization in Israel. The Company has not yet started the regulatory approval process in Israel, however, if it becomes clear we are able to raise only $2 million, we will attempt to ascertain whether there are other regulatory requirements for obtaining commercialization of our tests in Israel. Once we begin the process, we expect regulatory approval in Israel to take approximately one year.

Furthermore, if adequate additional financing on acceptable terms is not available, we may not be able to develop our cancer detection kits at the rate or to the stage we desire and we may have to delay or abandon the commercialization of our cancer detection kits. Alternatively, we may be required to prematurely license to third parties the rights to further develop or to commercialize our cancer detection kits on terms that are not favorable to us. Any of these factors could materially adversely affect our business, financial condition and results of operations.

We are entering a potentially highly competitive market.

Early detection is vital to the treatment of cancer, which is also the focus area of our products. The diagnostic, pharmaceutical and biopharmaceutical industry is characterized by intense competition and rapid, significant technological changes. Many companies, research institutions and universities are conducting research and development in a number of areas similar to those that we focus on that could lead to the development of new products which could compete with our products. Most of the companies against which we will compete have substantially greater financial, technical, manufacturing, marketing, distribution and other resources. A number of these companies may have or may develop technologies for developing products for detecting various cancers that could prove to be the same or even superior to ours. We expect technological developments in the diagnostic, pharmaceutical and biopharmaceutical and related fields to occur at a rapid rate, and we believe competition will intensify as advances in these fields are made.

If we lose our key personnel or are unable to attract and retain additional personnel, our business and ability to compete will be harmed.

We are dependent on the principal members of our management, research and development team and scientific staff. In order to implement our business strategy, we will need to retain our key personnel with expertise in the areas of research and development, clinical testing, government regulation, manufacturing, finance, marketing and sales. Our product development plans depend in part on our ability to retain skilled personnel with expertise in a variety of fields. The loss of a number of these persons or our inability to attract and retain qualified personnel could harm our business and our ability to compete.

Any disruption at our facility could materially adversely affect our business, financial condition and results of operations.

We take precautions to safeguard our facility, including obtaining insurance coverage and implementing health and safety protocols and off-site storage of computer data. However, a natural or other disaster, such as a fire, flood or an armed conflict involving Israel, as detailed further below, could damage or destroy our facility and our manufacturing equipment or inventory, cause substantial delays in our operations and otherwise cause us to incur additional unanticipated expenses. In addition, the insurance we maintain against fires, floods and other natural disasters may not be adequate to cover our losses in any particular case and it does not cover losses resulting from armed conflicts or terrorist attacks in Israel. Damage to our facility, our other property or to any of our suppliers, whether located in Israel or elsewhere, due to fire, a natural disaster or casualty event or an armed conflict, could materially adversely affect our business, financial condition and results of operations, with or without insurance.

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

Our success and ability to compete depends in large part upon our ability to protect our intellectual property. We face several risks and uncertainties in connection with our intellectual property rights, including, among others:

•	pending and future patent applications may not result in the issuance of patents or, if issued, may not be issued in a form that will be advantageous to us;

•	our issued patents may be challenged, invalidated or legally circumvented by third parties;

•	our patents may not be upheld as valid and enforceable or prevent the development of competitive products;

•	the eligibility of certain inventions related to diagnostic medicine, more specifically diagnostic methods and processes, for patent protection in the United States has been limited recently which may affect our ability to enforce our issued patents in the United States or may make it difficult to obtain broad patent protection going forward in the United States;

•	for a variety of reasons, we may decide not to file for patent protection on various improvements or additional features; and

•	intellectual property protection and/or enforcement may be unavailable or limited in some countries where laws or law enforcement practices may not protect our proprietary rights to the same extent as the laws of the United States, the European Union, or Israel.

Consequently, our competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete. In addition, competitors could attempt to develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect us from our competitors’ products and methods, our competitive position could be materially adversely affected.

Because the medical device industry is litigious, we are susceptible to intellectual property suits that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our cancer detection kits.

There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. The Company’s management is presently unaware of any other parties’ valid patents and proprietary rights which our evolving product designs would infringe. Searches typically performed to identify potentially infringed patents of third parties are often not conclusive and, because patent applications can take many years to issue, there may be applications now pending, which may later result in issued patents which our current or future products may infringe. In addition, our competitors or other parties may assert that our cancer detection kits and the methods it employs may be covered by patents held by them. If any of our products infringes a valid patent, we could be prevented from manufacturing or selling it unless we can obtain a license or redesign the product to avoid infringement. A license may not always be available or may require us to pay substantial royalties. We also may not be successful in any attempt to redesign our product to avoid infringement. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and could divert our management’s attention from operating our business.

The steps we have taken to protect our intellectual property may not be adequate, which could have a material adverse effect on our ability to compete in the market.

In addition to filing patent applications, we rely on confidentiality, non-compete, non-disclosure and assignment of inventions provisions, as appropriate, with our employees, consultants and, to some extent, our partners, to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not be adequate to protect our intellectual property from unauthorized disclosure, third-party infringement or misappropriation, for the following reasons:

•	the agreements may be breached, may not provide the scope of protection we believe they provide or may be determined to be unenforceable;

•	we may have inadequate remedies for any breach;

•	proprietary information could be disclosed to our competitors; or

•	others may independently develop substantially equivalent or superior proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.

Specifically, with respect to non-compete agreements, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. If our intellectual property is disclosed or misappropriated, it could harm our ability to protect our rights and could have a material adverse effect on our business, financial condition and results of operations.

We may need to initiate lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive and, if we lose, could cause us to lose some of our intellectual property rights, which would harm our ability to compete in the market.

We rely on patents to protect a portion of our intellectual property and our competitive position. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in the medical device industry are generally uncertain. In order to protect or enforce our patent rights, we may initiate patent and related litigation against third parties, such as infringement suits or interference proceedings. Any lawsuits that we initiate could be expensive, take significant time and divert our management’s attention from other business concerns and the outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. In addition, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, including attorney fees, if any, may not be commercially valuable. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our future success relies on the performance and continued service of our current executive officers and directors.

Our success is in part dependent upon the retention of our management and other personnel. If our management becomes unable or unwilling to participate in our business, our future business and financial performance could be materially and adversely affected. The loss of services of any of the management staff would have a material adverse effect on the Company’s operations. The Company has not purchased key man insurance policies on the lives of its management.

In addition, as our business grows in size and complexity we must be able to continue to attract, develop and retain qualified personnel sufficient to allow us to adequately manage and grow our business. If we are unable to do so, our operating results could be negatively impacted. We cannot guarantee that we will be able to attract and retain personnel as and when necessary in the future.

We will incur significant increased costs as a result of operating as a publicly reporting company in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a publicly reporting company in the United States, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules and regulations implemented by the SEC, impose various requirements on publicly reporting companies, including requiring the establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a publicly reporting company or the timing of such costs. These rules and regulations could make it more difficult and more expensive for us to obtain certain types of insurance including director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors (the “Board”), its committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements.

We will be required to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may have one or more material weaknesses, which may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis will be a costly and time-consuming effort that will need to be evaluated frequently. Section 404 of the Sarbanes-Oxley Act requires the management of publicly reporting companies to conduct an annual review and evaluation of their internal controls and to obtain an attestation report from their registered public accounting firm regarding the effectiveness of internal controls. We will be required to perform the annual review and evaluation of our internal controls no later than in connection with the second annual report on Form 20-F that we will be required to file by April 30, 2018. We currently qualify as and expect to remain an emerging growth company so we do not expect to be required to obtain an attestation report from our registered public accounting firm regarding the effectiveness of our internal controls in connection with the second annual report on Form 20-F that we will be required to file by April 30, 2018. We would no longer qualify as an emerging growth company at such time as described in the risk factor immediately below.

We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to evaluate and correct a material weakness in internal controls needed to comply with Section 404. The material weakness relates to our being a small company with a limited number of employees which limits our ability to assert the controls related to the segregation of duties. During the evaluation and testing process, if we identify one or more additional material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our ordinary shares to decline.

While we currently qualify as an “emerging growth company” under the JOBS Act, we will cease to be an emerging growth company at the end of 2021 (or prior to such date), and at such time our costs and the demands placed upon our management will increase.

We will continue to be deemed an emerging growth company until the earliest of (i) the last day of the fiscal year in which our annual gross revenues exceed $1 billion (as indexed for inflation); (ii) the last day of the 2021 fiscal year (the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”)); (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which we are deemed to be a ‘large accelerated filer,’ as defined by the SEC, which would generally occur upon our attaining a public float of at least $700 million. Once we lose emerging growth company status, we expect the costs and demands placed upon our management to increase, as we will be required to comply with additional disclosure and accounting requirements.

There are future financial risks associated with funding our business operations.

It is highly likely that the Company will find it necessary to borrow funds from banks or other financial institutions. No assurances can be given that, at the time the Company desires to borrow funds, banks or other financial institutions will be willing to loan funds to the Company or that, if willing, will do so on terms acceptable to management of the Company. As a result, the Company may not be able to acquire data desired by management which might have a material adverse

There can be no assurance that we can achieve or maintain profitability.

We may not achieve or sustain profitability. We cannot guarantee that we will become profitable. Even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may be unable to sustain or increase profitability and our failure to do so would adversely affect the Company’s business, including our ability to raise additional funds.

The Company may become involved in legal proceedings in the ordinary course of business.

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. The Company’s management is currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

Risks Related to Regulations

If we or our future distributors do not obtain and maintain the necessary regulatory clearances or approvals in a specific country or region, we will not be able to market and sell our cancer detection kits or future products in that country or region.

We intend to market our cancer detection kits in a number of international markets. To be able to market and sell our cancer detection kits in a specific country or region, we or our distributors must comply with the regulations of that country or region. While the regulations of some countries do not impose barriers to marketing and selling part or all of our products or only require notification, others require that we or our distributors obtain the approval of a specified regulatory authorities. These regulations, including the requirements for approvals and the time required for regulatory review, vary from country to country. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals for our cancer detection kits or any future products in each country or region in which we plan to market such products. If we modify our cancer detection kits or any future products, we or our distributors may need to apply for new regulatory approvals or regulatory authorities may need to review the planned changes before we are permitted to sell them.

The MHRA is the European Competent Authority in the United Kingdom for “CE Mark” approval. In 2013, our regulatory authorized representative in Europe submitted an application to the MHRA for “CE Mark” approval of our TBIA method. We obtained this approval on December 9, 2013 with the receipt of a Certificate of Conformance from our regulatory authorized representative in Europe. We may not meet the quality and safety standards required to maintain any authorizations we receive in the future or maintain the CE Certificate of Conformance that we have already received. If we or our distributors are unable to maintain our authorizations or CE Certificate of Conformance in a particular country or region, we will no longer be able to sell our cancer detection kits or any future products in that country or region, and our ability to generate revenues will be materially and adversely affected.

If we are unable to successfully complete clinical trials with respect to our cancer detection kits, we may be unable to receive regulatory approvals or clearances for our cancer detection kits and/or our ability to achieve market acceptance of our cancer detection kits will be harmed.

The development of cancer diagnostics typically includes pre-clinical studies. Certain other devices require the submission of data generated from clinical trials, which can be long, expensive and uncertain processes, subject to delays and failure at any stage. The data obtained from the studies and trials may be inadequate to support regulatory clearances or approvals, or to obtain equivalent third country approval to CE approval, or to allow market acceptance of the products being studied. Our cancer detection kits are currently undergoing clinical development.

We conducted clinical studies in cooperation with leading hospitals in Israel. A study with Soroka Hospital (along with BGU) formed the basis of our methodology. We then conducted studies, with Belinson and Kaplan Hospitals, that focused on breast and colorectal cancers.

Currently, the Company is engaged in refining the protocols for the aforementioned blood tests in order to undergo clinical trials that are required in order to obtain regulatory approvals for our products including for the purpose of seeking FDA approval. Our plan is to conduct two-stage clinical trials – the first is a training stage and the second is a validation stage. We will define, in consultation with our statisticians and our future hospital partners, the number of participants needed for each clinical trial. While the minimum number we will target is 200 participants per trial, the number may vary from trial to trial. Once the protocols for our tests are refined, we intend to begin the first stage of clinical trials (training). In this stage, we aim to train our tests to make sure: (a) it works on a consistent basis; and (b) it is compatible with the population of a country where we perform such clinical trials. In this process, we make the necessary adaptation to our proprietary technology using mathematical tools in order to reach substantially the same diagnosis results as are found in earlier clinical studies conducted by us from 2010 through 2013 as described under “Business — Past Clinical Studies” (which form the baseline for comparison purposes). This baseline may, in the future, include the diagnosis results found in the currently ongoing fifth clinical study described under “Business — Past Clinical Studies”, once these diagnosis results are known. Once the necessary adaptation to our proprietary technology is made, the second stage of clinical trials will be to validate that the tests are able to detect breast cancer and colorectal cancer. Prior to beginning any clinical trials, a local IRB needs to grant approval to the Company to begin the trial.

The Company is an IVD company developing proprietary technology which will analyze a blood test to detect the presence of various cancers. As the Company is not developing a drug, the Company believes it will not need to submit an investigational new drug application to the FDA prior to conducting clinical trials in the United States. The Company believes it will only need IRB approval prior to conducting clinical trials in the U.S.

We are currently engaged in the first stage (training stage) of clinical trials in Singapore. On June 1, 2016, the Company entered into a clinical trial agreement with Changi General Hospital (the “Singapore Hospital”) for a training trial. We made a judgment, along with the Singapore Hospital, that 280 participants is the appropriate number for the purpose of this training trial. Under the agreement, the Singapore Hospital is primarily in charge of the recruitment procedure and blood sample collection from recruited participants, all pursuant to the clinical study protocol, which was approved by the Singapore Centralised IRB in April 2016. Analysis of the samples will be performed by the Company. The Singapore Hospital will also provide the prognosis of the recruited participants to enable us to measure the sensitivity and specificity of the TM-B1 method.

The agreement is effective until the fulfillment of the parties’ obligations under the agreement provided that either party may terminate the agreement for breach by the other party. Either party may also terminate in the event: (i) they are of the reasonable opinion that, in the interests of the health of clinical trial participants involved in the clinical trial, the clinical trial should be terminated; or (ii) if any regulatory approval is withdrawn. In addition, the Company may terminate the agreement at any time with 30 days’ prior notice, provided that it will bear certain non-cancellable costs of the Singapore Hospital in connection with the clinical trial. The Company believe that, if applicable, these non-cancellable costs will not be material to the Company.

We are currently at the advanced stages of the training trial under the agreement and estimate it will be completed by December 31, 2017. Once the training clinical trial is complete and once our algorithm is adjusted based on the results of the training trial, we expect to: (i) begin a validation clinical trial which we anticipate will take six to twelve months to complete (we will need to sign a separate agreement or amend our current agreement with the Singapore Hospital prior to commencing the validation clinical trial and examine whether we should collaborate with an additional hospital); and (ii) attempt to ascertain whether there are other regulatory requirements for obtaining commercialization of our tests in Singapore other than obtaining the permission of Singapore’s Health Sciences Authority to distribute and sell our tests. It is hoped that we can obtain the necessary regulatory approvals and begin commercialization of our products in Singapore in approximately six months from the successful completion of the validation phase.

This clinical study is evaluating in terms of sensitivity and specificity the Company’s TM-B1 method for detection of malignant and benign breast cancer tumors in comparison with standard diagnostic methods. Pursuant to the clinical trial agreement, the Company undertook to pay the Singapore Hospital approximately $100,000 (approximately $130,000 Singapore Dollars) to complete this study.

“Sensitivity” is the number of detected cancers divided by the full population having cancer that participated in the study. A sensitivity of 100% means that our product detected cancer in all of the people with cancer that were diagnosed using our product. A sensitivity of 80% means that out of 100 people with cancer the test will detect 80 people as being diagnosed with the relevant cancer and the rest will be defined as healthy.

“Specificity” is the number of detected healthy subjects divided by the full population of healthy subjects that participated in the study. A specificity of 80% means that out of 100 healthy people who participated in the study – we diagnosed 80 people as healthy. The 20 other healthy subjects were falsely diagnosed as having cancer.

In parallel with the efforts in Singapore, we are in the initial stages of preparing clinical trial protocols in order to conduct clinical trials in the U.S. We will define, in consultation with our statisticians and our future hospital partners, the number of participants needed for each of these small pilot clinical trials. While the minimum number we will target is 200 participants per trial, the number may vary from trial to trial. We expect that obtaining FDA approval for the marketing and selling of our products in the US will take 2 - 4 years will cost us approximately $5 million to $10 million. As we do not have this amount of money, the Company would need to raise additional funds to perform clinical trials in the U.S. in order to receive FDA approval. If we cannot raise the funds, we will not be able proceed with our efforts to obtain FDA approval. Not being able to obtain FDA approval would significantly harm our viability as a company.

The purpose of the “small pilot” clinical trials is to enable the Company to approach the FDA with the results and begin a dialogue with the FDA to seek the FDA’s recommendation (not their approval) as to trial size and the protocols for future U.S. clinical trials. The Company plans on submitting a formal application to the FDA for approval of the TBIA method after the Company has completed its clinical trials in the U.S.

The development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy are required, and we may not adequately develop such protocols to support clearance, approval, or to obtain equivalent third country CE approvals. Further any regulatory authority whose approval we will require in order to market and sell our products in any territory may require us to submit data on a greater number of patients than we originally anticipated and/or for a longer follow-up period or they may change the data collection requirements or data analysis applicable to our clinical trials.

The commencement or completion of any of our clinical studies or trials may be delayed or halted, or be inadequate to support regulatory clearance, approval or product acceptance, or to obtain local regulatory approvals in any country that we wish to sell our products, for numerous reasons, including, among others:

•	patients do not enroll in the clinical trial at the rate we expect;

•	patients do not comply with trial protocols;

•	patient follow-up is not at the rate we expect;

•	patients experience adverse side effects;

•	patients die during a clinical trial, even though their death may be unrelated to our product;

•	regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

•	IRBs, Ethics Committees and third-party clinical investigators may delay or reject our trial protocol and Informed Consent Form;

•	third-party clinical investigators decline to participate in a study or trial or do not perform a study or trial on our anticipated schedule or consistent with the investigator agreements, study or trial protocol, good clinical practices or FDA, IRBs, Ethics Committees, or other applicable requirements;

•	third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the study or trial protocol or investigational or statistical plans;

•	regulatory inspections of our studies, trials or manufacturing facilities may require us to, among other things, undertake corrective action or suspend or terminate our studies or clinical trials;

•	changes in governmental regulations or administrative actions;

•	the interim or final results of the study or clinical trial are inconclusive or unfavorable as to safety or efficacy; and

•	a regulatory agency or our Notified Body concludes that our trial design is or was inadequate to demonstrate safety and efficacy.

The results of pre-clinical and clinical studies do not necessarily predict future clinical trial results, and predecessor clinical trial results may not be repeated in subsequent clinical trials. Additionally, any regulatory authority whose approval we will require in order to market and sell our products in any territory may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to demonstrate safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which could further delay the clearance or approval of the sale of our products. The data we collect from our non-clinical testing, our pre-clinical studies and other clinical trials may not be sufficient to support regulatory approval.

If the third parties on which we rely to conduct our clinical trials and clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory clearance or approval for, or commercialize, our cancer detection kits or future products.

We do not have the ability to independently conduct our clinical trials for our cancer detection kits and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct such trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory clearance for, or successfully commercialize, our cancer detection kits or future products on a timely basis, if at all, and our business, operating results and prospects may be adversely affected. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

The results of our clinical trials may not support our product candidate claims or may result in the discovery of adverse side effects.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product claims or that any regulatory authority whose approval we will require in order to market and sell our products in any territory will agree with our conclusions regarding them. Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that clinical trials will replicate the results of prior trials and pre-clinical studies. The clinical trial process may fail to demonstrate that our cancer detection kits, or any future products, are safe and effective for the proposed indicated uses, which could cause us to abandon a product and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, our ability to commercialize our cancer detection kits, or any future products, and generate revenues. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile.

Our cancer detection kits may in the future be subject to product recalls that could harm our reputation, business and financial results.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious injury or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Once marketed, recalls of any of our products, including our cancer detection kits, would divert managerial and financial resources and have an adverse effect on our business, financial condition and results of operations. The FDA requires that certain classifications of recalls be reported to the FDA within 10 working days after the recall is initiated. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. We may initiate voluntary recalls involving our products in the future that we determine do not require us to notify the FDA. If the FDA disagrees with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action against us based on our failure to report the recalls when they were conducted.

If we are unable to achieve reimbursement and coverage from third-party payors for laboratory tests using our cancer detection kits, or if reimbursement is insufficient to create an economic benefit for purchasing or using our cancer detection kits when compared to alternative tests, demand for our products may not grow at the rate we expect.

The demand for our cancer detection kits will depend significantly on the eligibility of the tests performed using our cancer detection kits for reimbursement through government-sponsored healthcare payment systems and private third-party payors. Reimbursement practices vary significantly from country to country and within some countries, by region, and we must obtain reimbursement approvals on a country-by-country and/or region-by-region basis. In general, the process of obtaining reimbursement and coverage approvals has been longer outside of the United States. We may not be able to obtain reimbursement approvals in a timely manner or at all and existing reimbursement and coverage policies may be revised from time to time by third-party payors. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for tests using our cancer detection kits, if reimbursement is, or is perceived by our customers to be, insufficient to create an economic incentive for purchasing or using our cancer detection kits, or if such reimbursement does not adequately compensate physicians and health care providers compared to the other tests they offer, demand for our products may not grow at the rate we expect.

Federal and state privacy laws, and equivalent laws of third countries, may increase our costs of operation and expose us to civil and criminal sanctions.

The Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations that have been issued under it (collectively, “HIPAA”), and similar laws outside the United States, contain substantial restrictions and requirements with respect to the use and disclosure of individuals’ protected health information. The HIPAA privacy rules prohibit “covered entities,” such as healthcare providers and health plans, from using or disclosing an individual’s protected health information, unless the use or disclosure is authorized by the individual or is specifically required or permitted under the privacy rules. Under the HIPAA security rules, covered entities must establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information maintained or transmitted by them or by others on their behalf. While we do not believe that we will be a covered entity under HIPAA, we believe many of our customers will be covered entities subject to HIPAA. Such customers may require us to enter into business associate agreements, which will obligate us to safeguard certain health information we obtain in the course of our relationship with them, restrict the manner in which we use and disclose such information and impose liability on us for failure to meet our contractual obligations.

In addition, under The Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), which was signed into law as part of the U.S. stimulus package in February 2009, certain of HIPAA’s privacy and security requirements are now also directly applicable to “business associates” of covered entities and subject them to direct governmental enforcement for failure to comply with these requirements. We may be deemed as a “business associate” of some of our customers. As a result, we may be subject as a “business associate” to civil and criminal penalties for failure to comply with applicable privacy and security rule requirements. Moreover, HITECH created a new requirement obligating “business associates” to report any breach of unsecured, individually identifiable health information to their covered entity customers and imposes penalties for failing to do so.

In addition to HIPAA, most U.S. states have enacted patient confidentiality laws that protect against the disclosure of confidential medical information, and many U.S. states have adopted or are considering adopting further legislation in this area, including privacy safeguards, security standards, and data security breach notification requirements. These U.S. state laws, which may be even more stringent than the HIPAA requirements, are not preempted by the federal requirements, and we are therefore required to comply with them to the extent they are applicable to our operations.

These and other possible changes to HIPAA or other U.S. federal or state laws or regulations, or comparable laws and regulations in countries where we conduct business, could affect our business and the costs of compliance could be significant. Failure by us to comply with any of the standards regarding patient privacy, identity theft prevention and detection, and data security may subject us to penalties, including civil monetary penalties and in some circumstances, criminal penalties. In addition, such failure may damage our reputation and adversely affect our ability to retain customers and attract new customers.

The protection of personal data, particularly patient data, is subject to strict laws and regulations in many countries. The collection and use of personal health data in the EU is governed by the provisions of Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data, commonly known as the Data Protection Directive. The Directive imposes a number of requirements including an obligation to seek the consent of individuals to whom the personal data relates, the information that must be provided to the individuals, notification of data processing obligations to the competent national data protection authorities of individual EU Member States and the security and confidentiality of the personal data. The Data Protection Directive also imposes strict rules on the transfer of personal data out of the EU to the US. Failure to comply with the requirements of the Data Protection Directive and the related national data protection laws of the EU Member States may result in fines and other administrative penalties and harm our business. We may incur extensive costs in ensuring compliance with these laws and regulations, particularly if we are considered to be a data controller within the meaning of the Data Protection Directive.

Once we commercialize our product, security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

Once we commercialize our product, in the ordinary course of our business, it is highly likely we and our third-party providers will collect and store sensitive data, including legally-protected health information and personally identifiable information about patients of patients, our healthcare provider customers and payers. We also may store sensitive intellectual property and other proprietary business information including that of our customers and payers. We plan to manage and maintain our data utilizing a combination of on-site systems and cloud-based data center systems. This data will encompass a wide variety of business critical information, including research and development information, commercial information and business and financial information.

We face four primary risks relative to protecting this critical information: loss of access risk, inappropriate disclosure risk, inappropriate modification risk and the risk of our being unable to identify and audit our controls over the first three risks.

We will be highly dependent on information technology networks and systems, including the Internet, to securely process, transmit and store this critical information. Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure or modification of confidential information. The secure processing, storage, maintenance and transmission of this critical information will be vital to our operations and business strategy, and we plan to devote significant resources to protecting such information. Although we will take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure, and that of our third-party providers, may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions.

A security breach or privacy violation that leads to disclosure or modification of or prevents access to consumer information (including personally identifiable information or protected health information) could harm our reputation, compel us to comply with disparate state breach notification laws, require us to verify the correctness of database contents and otherwise subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. If we are unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures, our operations could be disrupted, and we may suffer loss of reputation, financial loss and other regulatory penalties because of lost or misappropriated information, including sensitive consumer data. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above.

Any such breach or interruption could compromise our networks or those of our third-party providers, and the information stored there could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such as HIPAA, and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to perform tests, provide test results, bill payers or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, collect, process and prepare company financial information, provide information about our current and future products and other patient and clinician education and outreach efforts through our website, and manage the administrative aspects of our business and damage our reputation, any of which could adversely affect our business. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our competitive position.

In addition, the interpretation and application of consumer, health-related, privacy and data protection laws in the U.S., Europe and elsewhere are often uncertain, contradictory and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business.

If we fail to comply with the U.S. federal Anti-Kickback Statute and similar state and third country laws, we could be subject to criminal and civil penalties and exclusion from federally funded healthcare programs including the Medicare and Medicaid programs and equivalent third country programs, which would have a material adverse effect on our business and results of operations.

A provision of the Social Security Act, commonly referred to as the federal Anti-Kickback Statute, prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration, directly or indirectly, in cash or in kind, to induce or reward the referring, ordering, leasing, purchasing or arranging for, or recommending the ordering, purchasing or leasing of, items or services payable, in whole or in part, by Medicare, Medicaid or any other federal healthcare program. Although there are a number of statutory exemptions and regulatory safe harbors to the federal Anti-Kickback Statute protecting certain common business arrangements and activities from prosecution or regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that do not fit squarely within an exemption or safe harbor may be subject to scrutiny. The federal Anti-Kickback Statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. In addition, most of the states have adopted laws similar to the federal Anti-Kickback Statute, and some of these laws are even broader than the federal Anti-Kickback Statute in that their prohibitions may apply to items or services reimbursed under Medicaid and other state programs or, in several states, apply regardless of the source of payment. Violations of the federal Anti-Kickback Statute may result in substantial criminal, civil or administrative penalties, damages, fines and exclusion from participation in federal healthcare programs.

All of our future financial relationships with U.S. healthcare providers, purchasers, formulary managers, and others who provide products or services to federal healthcare program beneficiaries will potentially be governed by the federal Anti-Kickback Statute and similar state laws. We believe our operations will be in compliance with the federal Anti-Kickback Statute and similar state laws. However, we cannot be certain that we will not be subject to investigations or litigation alleging violations of these laws, which could be time-consuming and costly to us and could divert management’s attention from operating our business, which in turn could have a material adverse effect on our business. In addition, if our arrangements were found to violate the federal Anti-Kickback Statute or similar state laws, the consequences of such violations would likely have a material adverse effect on our business, results of operations and financial condition.

There are other federal and state laws that may affect our ability to operate, including the federal civil False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds or knowingly making, using or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. Moreover, we may be subject to other federal false claim laws, including, among others, federal criminal healthcare fraud and false statement statutes that extend to non-government health benefit programs. Moreover, there are analogous state laws. Violations of these laws can result in substantial criminal, civil or administrative penalties, damages, fines and exclusion from participation in federal healthcare programs.

Similar restrictions are imposed by the national legislation of many third countries in which our medical devices will be marketed. Moreover, the provisions of the Foreign Corrupt Practices Act of 1997 and other similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from providing money or anything of value to officials of foreign governments, foreign political parties, or international organizations with the intent to obtain or retain business or seek a business advantage. Recently, there has been a substantial increase in anti-bribery law enforcement activity by U.S. regulators, with more aggressive and frequent investigations and enforcement by both the SEC and the Department of Justice. A determination that our operations or activities violated United States or foreign laws or regulations could result in imposition of substantial fines, interruption of business, loss of supplier, vendor or other third-party relationships, termination of necessary licenses and permits, and other legal or equitable sanctions. In addition, lawsuits brought by private litigants may also follow as a consequence.

Risks Related to Our Operations in Israel

Our principal offices, research and development facilities and some of our suppliers are located in Israel and, therefore, our business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel.

We are incorporated under Israeli law and our principal executive offices are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. In addition, all of our employees and officers, and most of our directors, are residents of Israel.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries.  Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2017. In mid-2006, Israel was engaged in an armed conflict with Hezbollah in Lebanon, resulting in thousands of rockets being fired from Lebanon and disrupting most day-to-day civilian activity in northern Israel. Starting in December 2008, for approximately three weeks, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In 2012 and 2014 once again Israel engaged in an armed conflict with Hamas in the Gaza Strip, with missiles reaching as far as Tel-Aviv. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Popular uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and these countries. Furthermore, several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue or intensify. Such restrictions may seriously limit our ability to sell our products to customers in those countries. Parties with whom we may do business could decline to travel to Israel during periods of heightened unrest or tension. In addition, the political and security situation in Israel may result in parties with whom we may have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. In addition, any hostilities involving Israel could have a material adverse effect on our facilities including our corporate office or on the facilities of our local suppliers, in which event all or a portion of our inventory may be damaged, and our ability to deliver products to customers could be materially adversely affected. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect our share price following this offering. Similarly, Israeli corporations are limited in conducting business with entities from several countries. For example, in 2008 the Israeli legislature adopted a law forbidding any investments in entities that transact business with Iran. Moreover, individuals in certain geographical regions may refrain from doing business with Israel and Israeli companies as a result of their objection to Israeli foreign or domestic policies.

Although the Israeli government in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.

Our operations could also be disrupted by the obligations of personnel based in Israel to perform military service. Some residents of Israel are called upon to perform military reserve duty each year and, in certain emergency circumstances, may be called to immediate and unlimited active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists and it is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of personnel related to military service, which could materially adversely affect our business and results of operations.

Your rights and responsibilities as a shareholder will be governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association, as most recently amended on March 16, 2017 (the “Amended Articles”) and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

It may be difficult to enforce a judgment of a U.S. court against us, our officers and directors in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors.

We are incorporated in Israel. Most of our executive officers and most of our directors reside in Israel, and substantially all of our assets and most of the assets of these persons are located in Israel. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors.

Provisions of Israeli law and our Amended Articles may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital and the approval of a majority of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party. See “Provisions Restricting Change in Control in our Company” for additional information.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

We have received and may continue to receive Israeli governmental grants to assist in the funding of our research and development activities. If we lose our funding from these research and development grants, we may encounter difficulties in the funding of future research and development projects and implementing technological improvements, which would harm our operating results.

From inception through December 31, 2016, we have been awarded an aggregate of approximately $272,237 in the form of grants from the Israeli Office of the Chief Scientist, or OCS. The requirements and restrictions for such grants are found in the Israeli Encouragement of Research and Development Law, 5744-1984 and the regulations, rules, circulars and guidelines promulgated or published thereunder (the “Research Law”). Under the Research Law, royalties of 3% to 3.5% on the revenues derived from sales of products or services developed in whole or in part using these OCS grants are payable to the Israeli government. We developed our technologies, at least in part, with funds from these grants, and accordingly we would be obligated to pay these royalties on sales of any of our product candidates that achieve regulatory approval. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. As of December 31, 2016, the balance of the principal and interest in respect of our commitments for future payments to the OCS totaled approximately $277,000. As of December 31, 2016, we had not paid any royalties to the OCS. In 2016, the Company received a grant from the OCS for up to $185,000 for research and development expenses. We received the sum of $110,221 out of the $185,000 approved. In 2017 we applied for an additional grant of $320,000 from the OCS, which application is pending the approval of the OCS. If we fail to satisfy the conditions of the Research Law, we may be required to refund certain grants previously received together with interest and penalties.

These grants have funded some of our personnel, development activities with subcontractors and other research and development costs and expenses. However, if these awards are not funded in their entirety or if new grants are not awarded in the future, due to, for example, OCS budget constraints or governmental policy decisions, our ability to fund future research and development and implement technological improvements would be impaired, which would negatively impact our ability to develop our product candidates.

The Israeli government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

Our research and development efforts have been financed, in part, through the grants that we have received from the OCS. We, therefore, must comply with the requirements of the Research Law.

Under the Research Law, we are prohibited from manufacturing products developed using these grants outside of the State of Israel without special approvals. We may not receive the required approvals for any proposed transfer of manufacturing activities. Even if we do receive approval to manufacture products developed with government grants outside of Israel, the royalty rate may be increased and we may be required to pay up to 300% of the grant amounts plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in our own manufacturing operations for those products or technologies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Research and Development Expenses” for additional information.

Additionally, under the Research Law, we are prohibited from transferring, including by way of license, the OCS-financed technologies and related intellectual property rights and know-how outside of the State of Israel, except under limited circumstances and only with the approval of the OCS Research Committee. We may not receive the required approvals for any proposed transfer and, even if received, we may be required to pay the OCS a portion of the consideration that we receive upon any sale of such technology to a non-Israeli entity up to 600% of the grant amounts plus interest. The scope of the support received, the royalties that we have already paid to the OCS, the amount of time that has elapsed between the date on which the know-how or the related intellectual property rights were transferred and the date on which the OCS grants were received and the sale price and the form of transaction will be taken into account in order to calculate the amount of the payment to the OCS. Approval of the transfer of technology to residents of the State of Israel is required, and may be granted in specific circumstances only if the recipient abides by the provisions of applicable laws, including the restrictions on the transfer of know-how and the obligation to pay royalties. No assurance can be made that approval to any such transfer, if requested, will be granted.

These restrictions may impair our ability to sell our technology assets or to perform or outsource manufacturing outside of Israel, engage in change of control transactions or otherwise transfer our know-how outside of Israel and may require us to obtain the approval of the OCS for certain actions and transactions and pay additional royalties and other amounts to the OCS. In addition, any change of control and any change of ownership of our ordinary shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires prior written notice to the OCS.

These restrictions will continue to apply even after we have repaid the full amount of royalties on the grants. For the years ended December 31, 2014, 2015 and 2016, we recorded grants totaling $0 and $0 and $110,221 from the OCS, respectively. The grants represented 0%, 0% and 23%, respectively, of our gross research and development expenditures for the years ended December 31, 2014, 2015 and 2016. In 2017 we applied for an additional grant of $320,000 from the OCS, which application is pending the approval of the OCS. If we fail to satisfy the conditions of the Research Law, we may be required to refund certain grants previously received together with interest and penalties.

Risks Related to the Company

For as long as we are an “emerging growth company,” we will not be required to comply with certain reporting requirements that apply to other publicly reporting companies. We cannot predict whether the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from reporting requirements applicable to other publicly reporting companies that are not emerging growth companies. These include: (i) not being required to comply with the auditor attestation requirements for the assessment of our internal controls over financial reporting provided by Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, (ii) not being required to comply with any requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (iv) not being required to provide certain disclosure regarding executive compensation required of larger publicly reporting companies, and (v) not being required to hold a non-binding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to four years from the end of our current fiscal year, although, if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of any June 30 before the end of that four-year period, we would cease to be an emerging growth company as of the following December 31. We cannot predict if investors will find our ordinary shares less attractive if we choose to rely on these exemptions. If some investors find our ordinary shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ordinary shares and our share price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other publicly reporting companies and you may not have the same protections afforded to shareholders of such companies.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to reporting obligations that, to some extent, are more lenient and less frequent than those applicable to a U.S. issuer.

Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain provisions of the Exchange Act that are applicable to U.S. publicly reporting companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

Exchange rate fluctuations between the U.S. dollar and the NIS and the Euro and inflation may negatively affect our earnings and we may not be able to hedge our currency exchange risks successfully.

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses, including personnel and facilities related expenses, are incurred in NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if the NIS instead devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. The Israeli rate of inflation has not had a material adverse effect on our financial condition during 2014, 2015 and 2016. In addition, we expect to incur operating expenses denominated in various currencies, and therefore, our operating results are also subject to fluctuations due to changes in the various exchange rates. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS, the Euro and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), we may be exposed to material adverse effects from such movements. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against any other currency.

Risks Related to Our Ordinary Shares

There is no public trading market for our ordinary shares and our shareholders may not be able to resell their ordinary shares.

There is no established public trading market for our securities. Our shares started being quoted on the OTCQB on March 7, 2017. We cannot assure that a regular trading market will develop or that if developed, will be sustained. In the absence of a trading market, a shareholder may be unable to liquidate its investment, which will result in the loss of such shareholder's investment.

Future issuance of our ordinary shares could dilute the interests of existing shareholders.

We may issue additional ordinary shares in the future. The issuance of a substantial amount of ordinary shares could have the effect of substantially diluting the interests of our shareholders. In addition, the sale of a substantial amount of ordinary shares in the public market, in the initial issuance, in a situation in which we acquire a company and the acquired company receives ordinary shares as consideration and the acquired company subsequently sells its ordinary shares, or by investors who acquired such ordinary shares in a private placement, could have an adverse effect on the market price of our ordinary shares.

We have a significant number of options and warrants outstanding, and while these options and warrants are outstanding, it may be more difficult to raise additional equity capital.

As of April 25, 2017, we had outstanding options and warrants to purchase 3,792,554 and 7,375,406 Ordinary Shares, respectively. The holders of these options and warrants are given the opportunity to profit from a rise in the market price of our Ordinary Shares. We may find it more difficult to raise additional equity capital while these options and warrants are outstanding. At any time during which these warrants are likely to be exercised, we may be unable to obtain additional equity capital on more favorable terms from other sources. Additionally, the exercise of these options and warrants will cause the increase of our outstanding Ordinary Shares, which could have the effect of substantially diluting the interests of our current shareholders.

We have no plans to pay dividends.

To date, we have paid no cash dividends on our ordinary shares. For the foreseeable future, earnings generated from our operations will be retained for use in our business and not to pay dividends.

The potential future application of the SEC’s “penny stock” rules to our ordinary shares could limit trading activity in the market, and our shareholders may find it more difficult to sell their shares.

It is expected our ordinary shares, will be trading at less than $5.00 per share and will therefore be subject to the SEC’s penny stock rules. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit their market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our ordinary shares and may affect our shareholders' ability to resell their ordinary shares.

In the event a market develops for our ordinary shares, the market price of our ordinary shares may be volatile.

In the event a market develops for our ordinary shares, the market price of our ordinary shares may be highly volatile, as is the stock market in general, and the market for OTC quoted stocks in particular. Some of the factors that may materially affect the market price of our ordinary shares are beyond our control, such as changes in financial estimates by industry and securities analysts, conditions or trends in the industry in which we operate or sales of our ordinary shares. These factors may materially adversely affect the market price of our ordinary shares, regardless of our performance. In addition, the public stock markets have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our ordinary shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Todos Medical Ltd. We were incorporated in the State of Israel in April 2010, and are subject to the Israeli Companies Law. Since March 7, 2017, our Ordinary Shares have been quoted on the OTCQB under the symbol TOMDF. In January 2016 we incorporated our fully held subsidiary Todos (Singapore) Pte. Ltd. In March 2016 Todos (Singapore) Lte. Ltd. changed its name to Todos Medical Singapore Pte. Ltd. As of December 31, 2016, Todos Singapore has not yet commenced its business operations.

We are a cancer IVD company engaging in the development of a series of patient-friendly blood tests for the detection of a variety of cancers. Our core technology, TBIA, is based on research conducted and technology invented by the research teams at Ben Gurion University (“BGU”) and Soroka Medical Center of Israel, whose intellectual property has been licensed to us in consideration of our contractual obligation to pay certain licensing fees. On December 9, 2013, our TBIA test obtained the CE mark approval.

We focus our efforts on the goal of creating a new methodology for cancer detection tests that make cancer detection more accurate, accessible, and affordable to the general public.

Currently, we are developing cancer detection tests using IVD for both colon cancer and breast cancer. It is our plan to develop additional tests for other types of cancers in the future.

Our principal executive office is located at 1 Hamada Street, Rehovot, Israel and our telephone number in Israel is +972-8-633-3964.

Our web address is www.todosmedical.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. Puglisi & Associates is our agent in the United States, and its address is 850 Library Avenue, Suite 204 Newark, Delaware 19711.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies including but not limited to not being required to comply with the auditor attestation requirements of the SEC rules under Section 404 of the Sarbanes-Oxley Act.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

Our capital expenditures for 2016, 2015 and 2014 amounted to NIS 134,106 (approximately $34,971), NIS 462,052 (approximately $117,788) and NIS 7,110 (approximately $2,021), respectively. These expenditures were primarily for the purchase of laboratory equipment used in our research and development program. Our purchases of fixed assets primarily include leasehold improvements, computers, and equipment used for the research and development of our products, and we financed these expenditures primarily from cash on hand and partially from grants received from the OCS as detailed above.

B. Business Overview

Since inception, the Company has focused its efforts on the goal of creating a new methodology for cancer detection tests that make cancer detection more accurate, accessible, and affordable to the general public. Our core technology which serves as the foundation of our company was originally researched and developed by BGU along with Soroka Medical Center. Both institutions are located in Israel. We have the exclusive worldwide rights to use this intellectual property for commercial and research and development purposes under a license agreement. Currently, we are developing cancer detection tests using IVD for both colon cancer and breast cancer. In the future, we intend to develop additional tests for other types of cancers.

Industry Overview

Cancer is the second largest cause of morbidity and mortality worldwide. According to the World Health Organization, in 2012, 14 million people were newly diagnosed with cancer and there were 8.2 million cancer related deaths. This number is expected to rise by 70% in the next twenty years. The World Health Organization further states that early detection can greatly reduce the current mortality rates (see http://www.who.int/mediacentre/factsheets/fs297/en). The cost of cancer in the European Union alone was stated at over 51 billion Euro for 2009 (Report From The Commission To The European Parliament, The Council, The European Economic And Social Committee And The Committee Of The Regions published September 23, 2014). Meanwhile the cost of cancer in the Unites States of America for the year 2001 was over $88.7 billion (see American Cancer Society http://www.cancer.org/cancer/cancerbasics/economic-impact-of-cancer). The costs of cancer in lives and suffering as well as financially are staggering on a global basis.

While much work must be done on reducing the incidence rates of cancer and the treatment of cancer itself, we believe the early detection of cancer is a critical step to saving lives. The European Union has established a target of conducting cancer detection for 300 million people annually. In 2008, only 56 million cancer detections were preformed (International Agency for Research on Cancer, Cancer Detection in EU 2008). Similarly, the United States has set a target to screen 200 million people per year (American Cancer Society, Cancer Detection in 2008).

Although cancer detections are necessary if not vital, there are many reasons that they are not more widely used. We believe these reasons include:

•	High cost per screen

•	Uncomfortable for the patient (mammogram, colonoscopy, MRI)

•	Not accessible to large segments of the population

•	Risk is involved (Radiation and Invasive tests)

•	Requires specialists to interpret results

•	Low sensitivity or specificity

In summary, we believe that a large segment of world-wide population who need to be checked regularly for cancer forego the detection process due to the above reasons.

Products

Cancer Detection Kits

Our product serves as preliminary cancer detection tool and cannot be regarded as a final diagnosis. Our product consists of a simple blood test that causes what we believe to be minor risk and pain to the patient (as demonstrated by the diagram below) that is analyzed by our proprietary technology to detect the presence of various cancers. Our test analysis results are provided to the healthcare provider who may decide to refer the patient for additional detections such as colonoscopy for further determination of cancer presence. Our cancer detection kit includes a special glass slide upon which the PBMC and the plasma are placed. Some tests might also include a salt solution that is needed for the blood separation process. There is a different test for each cancer type.

Our Challenges

Because we are still in the clinical trials stage, we are subject to certain challenges, including, among others, that:

•	our technology has been tested on a limited basis and therefore we cannot assure the product’s clinical value;

•	although we have obtained CE mark approval for our tests in the European Union we still need to obtain the requisite regulatory approvals in the United States and other markets where we plan to focus our commercialization efforts;

•	as of March 31, 2017, our cash holdings were $182,521. As our burn rate is approximately $65,000 per month (and is expected to increase), we need to raise an amount of capital sufficient to continue the development of our technology, obtain the requisite regulatory approvals, and commercialize our current and future products; and

•	we need to obtain reimbursement coverage from third-party payors for procedures using our tests.

Our ability to operate our business and achieve our goals and strategies is subject to numerous risks as described more fully in “Risk Factors” above.

Our Technology

In the last decade many scientific articles have been published showing that the body’s immune system detects the existence of cancer but, for various reasons, fails to attack it. For our developed detection methodology, only a small amount of peripheral blood from the patient is needed. The method is multidisciplinary and incorporates hematology, biochemistry, physics and signal processing and is based on infrared spectroscopy measurements of the blood sample and computerized analysis. The basic concept in our technology is to measure the biochemical changes in the peripheral blood mononuclear cells (“PBMC”) and plasma, due to cancer presence. As the PBMC are part of the body’s immune system, we believe our methodology will detect overall biochemical changes of the immune system due to cancer presence. The technology involves special infrared (“IR”) measurement of a simple blood sample. We are using the Fourier Transform Infrared Analysis (“FTIR”) spectrometer for reading the biochemical content of the PBMC and plasma. We believe the FTIR has some unique advantages in this aspect as it requires no reagents and the reading is swift. Most of the biochemical materials can be detected using the FTIR. The test uses conventional lab methods and the mathematical analysis is made automatically by proprietary algorithms.

The TBIA detection method is based on the cancer’s influence on the immune system which triggers cellular and biochemical changes in the PBMC and plasma. These biochemical changes are detected by the FTIR whose results undergo rigorous testing of sophisticated signal processing in order to detect if the entire biochemical signature under detection have the typical biochemical indications for cancer existence. The principle behind our proprietary technology, TBIA, is to observe the immune system response to tumor presence anywhere in the body rather than looking for the tumor cells themselves. We analyze multiple elements of the biochemical signature (including proteins, lipids, nucleic acids and carbohydrates) of the effected immune cells from the peripheral blood in conjunction with plasma using infrared spectroscopy, instead of focusing on a single specific protein as a biomarker.

Our research, using spectral analysis, thus far indicates that the “IR signatures” of several types of cancer are significantly distinct from the “infrared signatures” of healthy patients. These differences can be related to several biological effects which exist during malignancy.

Past Clinical Studies

Four clinical studies whose results were published in what we believe to be well-known peer-reviewed journals have been conducted to date, all of which were not blind tests. The first of these studies was conducted by B.G. Negev Technologies and Applications Ltd. (“BG Negev”), a wholly owned subsidiary of BGU and the other three studies were conducted by us. The goal of these studies was to evaluate TBIA as what we believe to be a novel, simple, and low cost method for the early detection of cancer.

“Sensitivity” as used below is the number of detected cancers divided by the full population having cancer that participated in the study. A sensitivity of 100% means that our product detected cancer in all of the people with cancer that were diagnosed using our product. A sensitivity of 80% means that out of 100 people with cancer the test will detect 80 people as being diagnosed with the relevant cancer and the rest will be defined as healthy.

“Specificity” as used below is the number of detected healthy subjects divided by the full population of healthy subjects that participated in the study. A specificity of 80% means that out of 100 healthy people who participated in the study – we diagnosed 80 people as healthy. The 20 other healthy subjects were falsely diagnosed as having cancer.

First Study: The first study was conducted by BGU. This study included 15 acute leukemic children, 19 children who had a high fever with a diagnosis of infection or inflammation, and 27 healthy volunteers.  T test and cluster analysis was done with the following results for control versus leukemia and infection versus leukemia. For all, P value <= 0.05. Cluster analysis – all cancers were distinct in a different branch for healthy and infection. Based on the chosen wave numbers the cluster analysis was able to distinguish completely between leukemia and control groups. The first objective of the study was to distinguish between children diagnosed as having acute leukemia and healthy subjects by FTIR spectroscopy analysis of PBMCs. The second objective was to follow and analyze leukemic patients’ response to chemotherapy by FTIR spectroscopy of PBMCs in comparison to what we believe to be the standard practice of bone marrow examination by flow cytometry. A third objective of the clinical trial was to distinguish between leukemic children and children with similar clinical symptoms such as high fever and white blood count (which also appears following infection or inflammation) using FTIR technology.

Results of study:

The first objective was achieved successfully – all subjects, healthy and acute leukemia, were diagnosed correctly – 100% sensitivity and specificity. The second objective of follow-up treatment was achieved by identifying three different responses to treatment by FTIR method – good, intermediate and unfavorable response. FTIR identified responses to treatment earlier (33 days vs. 100 days) than flow-cytometry analysis of bone marrow. A good response (meaning, a good response to chemotherapy) was a fast return of the PBMC values towards normal control values (according to the FTIR method). An intermediate response was a slow return of the PBMC values towards normal control values. An unfavorable response was the PBMC values not returning towards normal control values. No T test was done in order to distinguish between the three tendencies. The third objective was achieved as well. The children having similar symptoms to leukemia were successfully distinguished from acute leukemia children by FTIR analysis– 100% sensitivity and specificity. These results were published in the Biochimica et Biophysica Acta (Zelig et al. Biochimica et Biophysica Acta 1810 (2011) 827–835).

Below are details regarding three other studies all of which the Company conducted. For all of the studies described below, multi-dimensional parameter analysis was used (principal components analysis (“PCA”) and Fisher’s linear discriminant analysis (“FLDA”)) rather than a T test represented by a P value. The results are described as sensitivity and specificity.

The first study included 41 cancer patients and 45 healthy volunteers. This study was intended to evaluate the utility of our method to detect several types of cancers using advance computerized algorithm. The performances of the algorithm presented what we believe were promising results for breast and colorectal cancer as well as other cancers. Following these results, the Company chose to put our efforts into the detection of breast and colorectal cancers.

The first objective of the study was to distinguish between cancer patients of multiple types and healthy subjects by FTIR spectroscopy analysis of PBMCs and plasma – we refer to this as the TM-T1 method – our product for diagnosing multiple types of cancers. All patients were diagnosed by standard practice such as histopathology of tissue samples taken from the tumor. The second objective was to distinguish between different types of cancers utilizing FTIR spectroscopy analysis of PBMCs and plasma.

Results of study:

The first objective of the study was achieved successfully – 93% sensitivity for detecting different types of cancers and 80% specificity for identifying correctly the healthy population. As to the second objective, although different spectral patterns were observed for each type of cancer indicating there is the potential of successful classification between the various cancers, the statistical parameters were not established due to low patient numbers for each individual type of cancer preventing reliable statistical analysis.  As to this objective, our observation was qualitative rather than quantitative. We will need to conduct largest trials in the future to better understand and distinguish between different cancers. The results of the study were published in the IEEE (Ostrovsky et al. IEEE Transactions on Biomedical Engineering, Vol. 60, No. 2, February 2013, 343-353).

The second study was conducted between April 27, 2011 and April 26, 2013 at Rabin Medical Center in Israel. The number of the study was 0336-10-RMC and its purpose was evaluation of our detection method for breast cancer. This study included 29 breast cancer patients and 30 subjects who were healthy or had benign tumors. All subjects were tested for breast cancer by standard detection procedures (mammography / ultrasound) and had not yet undergone surgical treatment, chemotherapy or radiotherapy.

The first objective of the study was to distinguish between cancer patients and healthy subjects or patients having benign tumor using FTIR spectroscopy analysis of PBMCs and plasma – we refer to this as the TM-B1 method – our product for diagnosing breast cancer. The second objective was to distinguish between three groups: cancer patients, patients having benign tumors, and healthy subjects without pathological findings related to breast tumors.

Results of study:

The first objective of the study was achieved successfully – approximately 90% sensitivity for detection of breast cancer and approximately 80% specificity for identifying correctly the healthy patients and patients with benign tumors. As to the second objective, although different spectral patterns were observed for each group – healthy, benign, and malignant, the statistical parameters were not established due to low patient numbers in each group preventing reliable statistical analysis. As to this objective, our observation was qualitative rather than quantitative. We will need to conduct largest trials in the future to better understand and distinguish between different groups. The results of the study were published in the BMC Cancer (Zelig et al. BMC Cancer (2015) 15:408).

The third study was conducted between April 27, 2011 and April 26, 2013 at Rabin Medical Center in Israel. The number of the study was 0336-10-RMC and its purpose was evaluation of our detection method for colorectal cancer. This study included 30 colorectal cancer and high-grade dysplasia (“HGD”) patients, 10 patients with benign polyps and 18 healthy subjects, all tested for colorectal cancer by colonoscopy. The premalignant HGD was joined with the malignant group.

The first objective of the study was to distinguish between cancer patients vs. healthy subjects using FTIR spectroscopy analysis of PBMCs and plasma – we refer to this as the TM-C1 method – our product for diagnosing colorectal cancer. The second objective was to distinguish between three groups: colorectal cancer patients, patients having benign tumors, and healthy subjects without pathological findings related to colorectal tumors such as polyps.

Results of study:

The first objective of the study was achieved successfully – approximately 82% sensitivity for detection of colorectal cancer and approximately 71% specificity for detecting healthy populations without pathological findings. The benigns were classified in between the cancer and healthy groups. As to the second objective, although different spectral patterns were observed for each group – healthy, benign, and malignant, the statistical parameters were not established due to low patient numbers in each group preventing reliable statistical analysis. As to this objective, our observation was qualitative rather than quantitative. We will need to conduct largest trials in the future to better understand and distinguish between different groups. The results of the study were published in the Journal of Gastroenterology (Barlev et al. Journal of Gastroenterology (First Online: 26 June 2015): 1-8.).

Clinical Studies in Process

A fifth clinical study began on June 6, 2013 at Kaplan Medical Center in Israel. This study is currently ongoing. The number of the study is 0152-12-KMC.

The study is expected to include 400 patients – 200 healthy, 100 benign, and 100 breast cancer patients. All subjects are tested for breast cancer by standard detection procedures (mammography / ultrasound) and have not yet undergone surgical treatment, chemotherapy or radiotherapy.

The first objective of the study is to distinguish between cancer patients and healthy subjects or patients having benign tumor using FTIR spectroscopy analysis of PBMCs and plasma – TM-B1 method. The second objective is to distinguish between three groups: cancer patients, patients having benign tumor and healthy subjects without pathological findings related to breast tumors.

In addition, we commenced a clinical study in Singapore. For further details, please refer to Item 5 – Operating and Financial Review and Prospects under the caption "Overview" below.

Intellectual Property

To protect our proprietary technologies, we rely on a combination of applications for patent and trade secret protection, as well as confidentiality agreements with employees, consultants, and third parties.

We have filed and own all rights in the following patent applications, all of which are currently pending:

Category I: These applications relate to analysis of an IR spectrum of a PBMC sample. Claims are generally directed to indicating the presence of a solid tumor based on analysis of an IR spectrum of a PBMC sample.

(1)	US Patent Application 13/701,262. This has claims for a method (process). The claims in this application are generally directed to indicating the presence of a solid tumor in breast tissue based on analysis of an IR spectrum of a PBMC sample. On February 1, 2017, we received a notice of allowance from the United States Patent and Trademark Office regarding this application and on March 28, 2017, US Patent 9,606,057 was issued. This patent is expected to expire on June 1, 2031.

(2)	US Patent Application 15/443,674. This application is a continuation application of US 13/701,262. This has claims for a method (process), a system, and for a computer program product and is expected to expire on June 1, 2031.

(3)	European Patent Application No. 11789348.7. This has claims for a method (process) and a system and is expected to expire on June 1, 2031.

(4)

Israel Patent Application 223,237. This has claims for a method (process), a system, and for a computer program product and is expected to expire on June 1, 2031.

Category II: These applications relate to analysis of an IR spectrum of a blood plasma sample. Claims are generally directed to indicating the presence of a solid tumor based on analysis of an IR spectrum of a blood plasma sample:

(5)	US Patent Application 14/116,506. This has claims for a method (process), a system, and for a computer program product and is expected to expire on May 10, 2032.

(6)	European Patent Application No. 12782256.7. This has claims for a method (process) and a system and is expected to expire on May 10, 2032.

(7)

Israel Patent Application 229,109. This has claims for a method (process), a system, and for a computer program product and is expected to expire on May 10, 2032.

Category III: These applications relate to analysis of an IR spectrum of a blood plasma sample and PBMC samples:

(8)	US Patent Application 14/894,128. This has claims for a method (process), and is expected to expire on November 14, 2033.

(9)	European Patent Application No. 13885931.9. This has claims for a method (process), a system, and for a computer program product and is expected to expire on November 14, 2033.

There are no patents or patent applications which are licensed to the Company pursuant to the Company’s License agreement with BG Negev and Mor referenced below. There are no patents or patent applications which are licensed to the Company from any other entity.

To the knowledge of the Company’s management, there are no contested proceedings or third-party claims over any of our patent applications. Our success depends upon our ability to protect our technologies through intellectual property agreements including patents, trademarks, know-how, and confidentiality agreements. However, there can be no assurance that the above mentioned patent applications will be approved by the appropriate agencies.

All of the technology for which the patents are sought is owned by the Company. The patents are entirely owned by the Company.

Licensing Agreement

We entered into a research and license agreement in April 2010 with BG Negev and Mor Research Applications Ltd. (a wholly owned subsidiary of Clalit Medical Services – Israel) (together with BG Negev, the “Licensor”). The Licensor, pursuant to the agreement, granted us an exclusive, worldwide, license to commercialize certain intellectual property covered by the agreement (i.e. research, develop, manufacture, market, distribute, and sell any product containing the licensable IP under the agreement).

Pursuant to the agreement, we are under an obligation to pay to the Licensor a minimum annual royalty of $10,000 in 2015, $25,000 in 2016 and, from 2017 through the termination of the agreement, $50,000 per year. We have not paid any royalties yet under the Agreement. In March 2017, we agreed with the Licensor that the $85,000 we currently owe the Licensor will be paid by us by the earlier of (a) August 2017 or (b) the Company selling equity securities to investors with gross proceeds to the Company of at least $10,000,000. Once there are sales of products or sublicensing receipts based on the licensed intellectual property, the Company is under an obligation to pay the Licensor a certain percentage of such sales or sublicensing receipts, as running royalties but in any event not less than the minimum annual royalties. Any minimum annual royalties will be credited against the running royalties in any given year.

According to the license agreement the royalty rates are:

On net sales of:
o leukemia related products	3.0%
o other products	2.5%
o in certain limited circumstances, rates may be reduced to	2.0%
On fixed sublicense income (with no Company income on sales by the sub licensee, the rates below would be the only amounts due to the Licensor. The net sales rates listed above will not be owed if there is no Company income on sales by the sub licensee.):
o leukemia related products	20.0%
o other products	15.0%
On fixed sublicense income (with Company income on sales by the sub licensee. These rates are in addition to the net sales rates listed above.):
o leukemia related products	10.0%
o other products	7.5%

The minimum royalties will be paid to the Licensor regardless of whether the Company is able to generate sales from the products arising from the usage of the license.

The license agreement is for an unlimited term, unless terminated earlier by either of the parties under certain circumstances as described in the agreement, including termination as a result of a material breach or a failure to comply with a material term by the other party, as a result of liquidation or insolvency of the other party. In addition, the Company was entitled to terminate the agreement if at any time, during the period of 7 years following the effective date of the transaction, the Company, at its sole discretion, determines that commercialization of the leukemia licensed products is not commercially viable.

We were advised by Dr. Udi Zelig, our CTO, that as one of the inventors of the know-how licensed under the agreement, he is entitled to receive from BG Negev a percentage of all payments that BG Negev is entitled to receive from us under the License Agreement.

Advisory Boards

Our Advisory Board consists of a number of leading scientists and physicians who play an active role in the evaluation of our technology and the development of our pipeline and we seek advice from them on various scientific matters. In addition, we seek advice from our Scientific Advisory Board on scientific and medical matters generally. The following table sets forth information for our Advisory Board members.

Name	Position / Institutional Affiliation
Michael C. Little, PhD

Dr. Little was Senior Vice President of R&D for Natera and President of Futura Partners, a healthcare advisory firm. At Futura, he advises clients from the pharma, life sciences and diagnostics industries in areas including diagnostics, companion diagnostics, and technical leadership development. He is a member of the board of directors of a Cambridge, MA private startup company focused on personalized medicine (pulmonology), and has been a consultant to the investors and board of directors of another personalized medicine company (breast cancer).

Previously, he was Vice President at Novartis. For the first two years, he oversaw R&D, medical affairs, and regulatory affairs for Novartis (Chiron) Diagnostics in Emeryville, CA. Over a period of five years he had responsibility, as a founding member of a Novartis Diagnostics Development organization, for nearly 30 programs spanning Novartis’ entire oncology and general medicine portfolio.

Prior to Novartis, he was the Chief Operating Officer of Adlyfe, a venture-funded company focused on misfolded protein diagnostics. During this time he had accountability for both finance raising and R&D programs.

Dr. Little spent 16 years with Becton Dickinson, where he began as an R&D scientist developing a proprietary nucleic acid amplification technology, Strand Displacement Amplification (SDA), and would ultimately run the business resulting from this initial research work. He assumed responsibility for and ran the R&D programs for BD’s flagship SDA platforms, the BDProbeTecET and BDViper. After BD gained FDA clearance for the first real-time DNA amplification system, he assumed the leadership of the resulting molecular business. This business grew from zero to $100 million of revenue within 5 years and has since achieved an aggregate of over $1 billion in revenue.

He received his PhD in Microbiology from the University of Florida and completed post-doctoral training at the University of Arizona in Tucson.

Dr. Jürgen Schmitt

Dr. Jürgen Schmitt has more than 25 years of experience in R&D projects of microbiological and biomedical applications of FT-IR and Raman spectroscopy. He has worked in both government and industry to apply FT-IR and Raman spectroscopic techniques in Biotechnology, Medicine and Pharmaceutical Research. For example, in the development of a TSE/BSE antemortem Diagnostic Test on Serum by FT-IR Spectroscopy (Co-Inventor with Robert-Koch-Institute, Berlin), licensed to Roche Diagnostics; and development of a FT-IR Detection Technique for Rapid Mode-of-Action Detection in Antibacterial Drug Research.

Dr. Schmitt has published more than 70 reviewed research papers in this field and holds several patents. Together with Prof. Dieter Naumann, he founded a scientific workshop about FTIR spectroscopy in biomedical research at the RKI in Berlin. He is also cofounder of the SPEC conference series, which recently formed the structural basis for the ClirSpec society, a society dedicated to clinical spectroscopy, where he is in the society council.

Dr. Schmitt started his spectroscopic expertise 1991 at Oak Ridge National Laboratory with Prof. D.C. White and continued at the University of Stuttgart and at the IWW institute of the University of Duisburg before he founded Synthon analytics in 2000, where he currently serves as chief executive officer.

On January 17, 2017, we granted Dr. Schmitt warrants to purchase 620,521 ordinary shares at an exercise price of NIS 0.01 per share to Dr. Jürgen Schmitt a member of our advisory board. As of April 25, 2017, 387,826 warrants are vested and the remaining warrants vest with 25,855 warrants vesting each calendar month. The warrants granted to Dr. Schmitt are in exchange for consultancy services performed for the Company under a consulting agreement dated October 18, 2016. The agreement is for a term of two years, with such term to be automatically extended for further terms of one year each, terminable by either party by a thirty days’ prior written notice, except for earlier termination under certain circumstances as detailed in the agreement.

Competition

Current prevailing cancer detection tests utilize the standard procedures which, we believe, are typically uncomfortable, such as colonoscopy for colorectal cancer and mammography for breast cancer. In addition, we believe, these tests generally have medium to low sensitivities/specificity, along with adverse risks. Furthermore, many of the existing detection methods depend on the technician’s or the physician’s capabilities, knowledge and interpretation. The existing detection methods also carry a high cost.

In light of these drawbacks, we believe our competitive advantage is three-fold: (i) the low cost of TBIA cancer detection tests; (ii) the simple score generated by the algorithm developed by us telling the medical professional and patient whether cancer is present; and (iii) detecting cancer at an early stage.

Many of our anticipated competitors have substantially greater financial, technical, and other resources and larger, more established marketing, sales and distribution systems than we have. Many of our competitors also offer broad product lines outside of the diagnostic testing market and have brand recognition. Moreover, our competitors may make rapid technological developments that may result in our intended technologies and products becoming obsolete before we are able to enter the market, recover the expenses incurred to develop them or generate significant revenue. Our success will depend, in part, on our ability to develop our intended products in a timely manner, keep our future products current with advancing technologies, achieve market acceptance of our future products, gain name recognition and a positive reputation in the healthcare industry, and establish successful marketing, sales and distribution efforts.

Company	Symbol	Company Description

Exact Sciences	EXAS	Marketing Cologuard stool based detection test for the detection of colorectal cancer

Volition Rx	VNRX	Developing blood-based diagnostic tests for colorectal, lung, prostate, ovarian and other cancer types based on nucleosomics

Epigenomics	EPGNF	Engages in developing and commercializing in vitro diagnostic tests for the detection and diagnosis of cancer (EpiproColon – methylated Septin9 DNA in human plasma)

Cancer Genetics	CGIX	Focuses on developing and commercializing proprietary genomic tests to improve and personalize the diagnosis and response to treatment of cancer

Research and Development

For information regarding our clinical studies, please see above under the caption "New Clinical Studies in Process".

For the years ended December 31, 2016, 2015 and 2014, we incurred NIS 1,222,432 (approximately $317,907), NIS 1,453,321 (approximately $374,023) and NIS 1,203,921 (approximately $336,474), respectively, of net research and development expense.

Our research and development efforts are financed in part through grants received from the OCS. As of December 31, 2016, we have received the aggregate amount of NIS 1,024,413 (approximately USD 275,000) from the OCS. Aside from payment of royalties to the OCS, we are required to comply with the requirements of the Research Law. Under the Research Law, royalties of 3% to 3.5% on the revenues derived from sales of products or services developed in whole or in part using these OCS grants are payable to the Israeli government. We developed our technologies, at least in part, with funds from these grants, and accordingly we would be obligated to pay these royalties on sales of any of our product candidates that achieve regulatory approval. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. As of December 31, 2016, the balance of the principal and interest in respect of our commitments for future payments to the OCS totaled approximately $277,000.

Production and Manufacturing

We have several vendors that provide us raw materials from various geographic locations. While we are currently relying on these suppliers, we plan to locate other suppliers upon strict inspection. We plan to have a minimum of two vendors for each component in our system and it is our intention to eventually produce the raw material internally. However, because we are in a highly specialized industry, there can be no assurance that we will be able to achieve that.

Listed below are our current material suppliers. There is no assurance that they will be able to continue supply our raw materials or that, if necessary, we will be able find replacement vendors on a timely basis on favorable terms.

List of the raw material suppliers for kits

SUPPLIERS	MATERIAL
Sigma Aldrich	Histopaque-1077
Guylop	Desiccators
Crystaltechno ltd., Alkor Technologies	ZnSe uncoated
LA MEDIMARKET	Saline solution (0.9% NaCl)
ALEX RED	Slide Safe Box
SAGAM	TM FABRIC
BD	BD Vacutainer K2EDTA 3ml 13*75P LAVEND 1K/c

Suppliers for our cancer detection kits

Manufacturer Name	Supplier Name	Service Description / Component Description
BD	Bactlab diagnostic ltd.	BD Vacutainer K2EDTA 3ml 13*75P LAVEND 1K/c
Sigma Aldrich	Sigma Aldrich Israel ltd.	Histopaque-1077
Aguettant, Lyon, France.	Medi-Market	Sodium Chloride Solution, 0.9%, Embryo
Sigma Aldrich	Sigma Aldrich Israel ltd.	Ethanol Absolut, Spectranal

Sales and Marketing

We currently do not sell our products. Our goal is to have a diversified pool of customers worldwide, including the United States. However, we plan to focus initially on the Western EU nations and Israel since we have the CE mark and it will require more time and effort and substantial funding to achieve FDA approval. During the next 12 months, we plan to commence clinical trials in selected countries in the EU in order to complete the trials and validation stages prior to commencement of sales. Furthermore, once the clinical trials tests are successfully completed in Singapore, we plan to apply to obtain regulatory approvals in Singapore to sell our products there. Our plans depend on us financing our operations through the sale of equity, incurring debt, or other financing alternatives.

C. Organizational Structure

We currently have one wholly owned subsidiary: Todos Medical Singapore Pte. Ltd., which is incorporated in Singapore.

D. Property, Plant and Equipment

We do not own any real property. Our offices, research and development facility and in-house laboratory are located at our headquarters at 1 Hamada Street, Rehovot, Israel, were we currently occupy approximately 108 square meters for a monthly consideration of NIS 7,000 (approximately $1,820) under a two-year lease agreement that expires on November 30, 2017. Lease payments are linked to the Israeli CPI based on the CPI published on February 15, 2015.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under US GAAP and our financial statements were prepared in accordance with generally accepted accounting principles in the United States. Unless otherwise indicated, U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the period ended on December 31, 2016 are translated using the rate of NIS 3.845 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2016, and U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the period ended on December 31, 2015 are translated using the rate of NIS 3.902 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2015, and U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the period ended on December 31, 2014 are translated using the rate of NIS 3.889 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2014.

Overview

We are a cancer IVD company engaging in the development of a series of patient-friendly blood tests for the detection of a variety of cancers. Our core technology, TBIA, is based on research conducted and technology invented by the research teams at BGU and Soroka Medical Center of Israel, whose intellectual property has been licensed to us in consideration of our contractual obligation to pay certain licensing fees. On December 9, 2013, our TBIA test obtained the CE mark approval.

We believe that our clinical results conducted to date demonstrate the capability to simply and rapidly detect malignant breast and colon tumors in comparison to a controlled healthy group. We anticipate that future broad clinical trial studies should reveal the full potential of our technology. We believe our proprietary innovation is conducive to constant improvement in the algorithm as we ascend the learning curve, thereby perfecting our test performances with each test. Accordingly, we will be required to continue to devote substantial resources and efforts to research and development activities in order to potentially achieve and maintain a competitive position in this field. We plan to increase our products portfolio and improve the existing products by improving the algorithms and optimizing the process.

One of our objectives in the next two years is to make our products known in the academic field by publishing articles in medical journals about our TBIA test. During this period, we plan to begin selling our products in Europe and prepare the groundwork for FDA approval in the United States. We also will focus on enhancing our TBIA proprietary statistical algorithms in order to obtain a higher level of accuracy for the results of the blood tests. In addition, we believe that automating the process will reduce the relevant costs for the general public. We believe that proper robots and optimized spectrometers will enhance our method to the higher productivity levels needed for the TBIA detection tool to be able to perform a higher volume of tests. Our goal is to perform 0.5 million tests in 2019.

Prior to selling our products, we need to first complete the automation process. This process includes several steps including qualifying a robust new test protocol, making our test measurement more automated to reduce our dependency on the skills of lab technicians, installing the proper web cloud data warehouse, and integrating a full business to business network. We plan to protect the confidentiality of patient medical data and personally identifiable information via: (i) having a secure facility where the data and information we hold will be stored; and (ii) requiring our third-party providers of data storage to comply with HIPAA and applicable state privacy and security laws and regulations. These changes will enable our customers to run the tests with lower costs while obtaining faster results. To the knowledge of the Company’s management, these changes will not impact the previously obtained CE mark approval of the TBIA test. At this point there can be no assurance that our plan will be implemented in accordance with what we currently envision and future clinical results may lead to different conclusions about our products.

Currently, the Company is engaged in refining the protocols for the aforementioned blood tests in order to undergo clinical trials that are required in order to obtain regulatory approvals for our products including FDA approval. Our plan is to conduct two stages of clinical trials – the first is a training stage and the second is a validation stage. We will define, in consultation with our statisticians and our future hospital partners, the number of participants needed for each clinical trial. While the minimum number we will target is 200 participants per trial, the number may vary from trial to trial. Once the protocols for our tests are refined, we intend to begin the first stage of clinical trials (training). In this stage, we aim to train our tests to make sure: (a) it works on a consistent basis; and (b) it is compatible with the population of a country where we perform such clinical trials. In this process, we make the necessary adaptation to our proprietary technology using mathematical tools in order to reach substantially the same diagnosis results as are found in earlier clinical studies conducted by us from 2010 through 2013 as described under “Business — Past Clinical Studies” (which form the baseline for comparison purposes). This baseline may, in the future, include the diagnosis results found in the currently ongoing fifth clinical study described under “Business — Past Clinical Studies”, once these diagnosis results are known. Once the necessary adaptation to our proprietary technology is made, the second stage of clinical trials will be to validate that the tests are able to detect breast cancer and colorectal cancer. Prior to beginning any clinical trials, a local IRB needs to grant approval to the Company to begin the trial.

The Company is an IVD company developing proprietary technology which will analyze a blood test to detect the presence of various cancers. As the Company is not developing a drug, the Company believes it will not need to submit an investigational new drug application to the FDA prior to conducting clinical trials in the United States. The Company believes it will only need IRB approval prior to conducting clinical trials in the U.S.

We are currently engaged in performing clinical trials in Singapore. On June 1, 2016, the Company entered into a clinical trial agreement with the Singapore Hospital for just a training trial. We made a judgment, along with the Singapore Hospital, that 280 participants is the appropriate number for the purpose of this training trial. This clinical study will evaluate in terms of sensitivity and specificity the Company’s TM-B1 method for detection of malignant and benign breast cancer tumors in comparison with standard diagnostic methods. Pursuant to the clinical trial agreement, the Company will pay the Singapore Hospital approximately $100,000 (approximately $130,000 Singapore Dollars) to complete this study.

Under the agreement, the Singapore Hospital is primarily in charge of the recruitment procedure and blood sample collection from recruited participants, all pursuant to the clinical study protocol, which was approved by the Singapore Centralised IRB in April 2016. Analysis of the samples will be performed by the Company. The Singapore Hospital will also provide the prognosis of the recruited participants to enable us to measure the sensitivity and specificity of the TM-B1 method. The agreement is effective until the fulfillment of the parties’ obligations under the agreement provided that either party may terminate the agreement for breach by the other party. Either party may also terminate in the event: (i) they are of the reasonable opinion that, in the interests of the health of clinical trial participants involved in the clinical trial, the clinical trial should be terminated; or (ii) if any regulatory approval is withdrawn. In addition, the Company may terminate the agreement at any time with 30 days’ prior notice, provided that it will bear certain non-cancellable costs of the Singapore Hospital in connection with the clinical trial. The Company believe that, if applicable, these non-cancellable costs will not be material to the Company. Clinical trials under the agreement commenced in 2016 and are expected to be concluded (training phase) by the end of 2017. We are currently at the advanced stages of the training trial under the agreement and estimate it will be completed by December 31, 2017. Once the training clinical trial is complete and once our algorithm is adjusted based on the results of the training trial, we expect to: (i) begin a validation clinical trial which we anticipate will take six to twelve months to complete (we will need to sign a separate agreement or amend our current agreement with the Singapore Hospital prior to commencing the validation clinical trial and examine whether we should collaborate with an additional hospital); and (ii) attempt to ascertain whether there are other regulatory requirements for obtaining commercialization of our tests in Singapore other than obtaining the permission of Singapore’s Health Sciences Authority to distribute and sell our tests. It is hoped that we can obtain the necessary regulatory approvals and begin commercialization of our products in Singapore in approximately six months from the successful completion of the validation phase.

In parallel with the efforts in Singapore, we are in the initial stages of preparing clinical trial protocols in order to conduct clinical trials in the U.S. We will define, in consultation with our statisticians and our future hospital partners, the number of participants needed for each of these small pilot clinical trials. While the minimum number we will target is 200 participants per trial, the number may vary from trial to trial. We expect that obtaining FDA approval for the marketing and selling of our products in the US will take 2 - 4 years will cost us approximately $5 million to $10 million. As we do not have this amount of money, the Company would need to raise additional funds to perform clinical trials in the U.S. in order to receive FDA approval. If we cannot raise the funds, we will not be able proceed with our efforts to obtain FDA approval. Not being able to obtain FDA approval would significantly harm our viability as a company.

The purpose of the “small pilot” clinical trials is to enable the Company to approach the FDA with the results and begin a dialogue with the FDA to seek the FDA’s recommendation (not their approval) as to trial size and the protocols for future U.S. clinical trials. The Company plans on submitting a formal application to the FDA for approval of the TBIA method after the Company has completed its clinical trials in the U.S.

5.A Operating Results

Operating Expenses

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses.

Comparison of the year ended December 31, 2016 to the year ended December 31, 2015

Results of Operations

Research and Development Expenses. Our net research and development expenses for the year ended December 31, 2016 were $317,907 as compared with $374,023 for the year ended December 31, 2015, a net decrease of $56,116, or 15%. The decrease was primarily due to research and development grants we have received from the OCS and Horizon 2020 (the EU Framework Programme for Research and Innovation), partially offset by increases in our continuous plan of research and development and stock-based compensation expenses.

General and Administrative Expenses. Our expenses for the year ended December 31, 2016 were $410,982, as compared with $456,957 for the year ended December 31, 2015, a decrease of $45,975 or 10%. The decrease was primarily due to the decrease in stock-based compensation expense to employees and consultant and professional fees partially offset by an increase in salaries and related expenses.

Finance Income and Expenses. Our net finance income for the year ended December 31, 2016 was $75,428, as compared with income of $ 12,439 for the year ended December 31, 2015, an increase of $62,989. The change was almost exclusively due to the change in the fair value of warrants liability. The Company has issued warrants that are classified as liability instruments. As such, the fair value of these warrants is remeasured at the end of each accounting period with changes in this fair value reflected in the financial statement caption “Long Term Liabilities.” The exchange rate differentials affected the balances appearing on the balance sheet.

Net Loss. Our net loss for the year ended December 31, 2016 was $653,461, as compared with $818,541 for the year ended December 31, 2015, a $165,080 decrease in the amount of the loss or a 20% decrease.

Comparison of the year ended December 31, 2015 to the year ended December 31, 2014

Research and Development Expenses. Our expenses for the year ended December 31, 2015 were $374,023, as compared with $336,474 for the year ended December 31, 2014, an increase of $37,549, or 11%. The increase was primarily due to increases in the following expenses; laboratory and materials, patents and accrual of royalties. The increase was partially offset by a decrease in the salary and related expenses as well as a decrease in the professional fees.

General and Administrative Expenses. Our expenses for the year ended December 31, 2015 were $456,957, as compared with $64,372 for the year ended December 31, 2014, an increase of $392,585 or 610%. The increase was primarily due to $219,239 of stock-based compensation (2014: nil) and professional fees of $193,794 (2014: $22,522) due to changing to a PCAOB registered auditor, hiring a part-time Chief Financial Officer, as well as expenses associated with our efforts to have our Ordinary Shares trade on the OTCQB.

Finance Income and Expenses. Our income for the year ended December 31, 2015 was $12,439, as compared with income of $78,779 for the year ended December 31, 2014, a decrease of $66,340. The change was almost exclusively due to a stable USD / New Israeli Shekel exchange rate during 2015 as opposed to large movements during 2014. The exchange rate differentials affected the balances appearing on the balance sheet.

Net Loss. Our net loss for the year ended December 31, 2015 was $818,541, as compared with $322,067 for the year ended December 31, 2014, a $496,474 increase in the amount of the loss or a 154% increase.

Critical Accounting Policies and Estimate

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2016, included elsewhere in this annual report on Form 20-F. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company”, we elected to rely on other exemptions, including without limitation, (i) providing an auditor’s attestation report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply until on or before the last day of the 2021 fiscal year (the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act).

Going concern uncertainty

The Company devoted substantially all of its efforts to research and development and raising capital, and has not yet generated any revenues. The development and commercialization of the Company's products are expected to require substantial further expenditures. The Company has not yet generated any revenues from operations, and therefore it is dependent upon external sources for financing its operations. Since inception, the Company has incurred substantial accumulated losses and negative operating cash flow and has a significant shareholders’ deficit. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company plans to finance its operations through the sale of equity and, to the extent available, short term and long term loans. There can be no assurance that the Company will succeed in obtaining the necessary financing to continue its operations. See also Item 3.D – Risk Factors under the caption “The report of our independent registered public accounting firm expresses substantial doubt about our ability to continue as a going concern.”

5.B Liquidity and Capital Resources

Overview

To date, we have funded our operations primarily with shareholder loans, grants from the OCS, and issuing ordinary shares and warrants.

The table below presents our cash flows:

STATEMENTS OF CASH FLOWS

	US dollars
	For the Year ended December 31,
	2016	2015	2014
Cash flows from operating activities:
Loss for the year	(653,461)	(818,541)	(322,067)
Adjustments to reconcile loss for the year to net cash used in operating activities:
Depreciation	20,695	11,898	434
Liability for minimum royalties	50,000	35,000	-
Change in fair value of warrants liability	(117,577)	(35,188)	-
Stock-based compensation	210,180	219,239	-
Financing expenses of long term loans & other Shekel denominated balances	7,962	(8,201)	(73,322)

Changes in operating assets and liabilities:
Decrease (increase) in other current assets	6,143	37,374	(1,616)
Increase (decrease) in accounts payable	14,491	(7,995)	6,965
(Decrease) increase in other current liabilities	(7,822)	(48,240)	72,058

Net cash used in operating activities	(469,389)	(614,654)	(317,548)

Cash flows from investing activities

Purchase of property and equipment	(34,971)	(117,788)	(2,021)

Net cash used in investing activities	(34,971)	(117,788)	(2,021)

Cash flows from financing activities

Proceeds allocated to ordinary shares, net	566,569	659,485	273,840
Proceeds allocated to warrants	244,446	168,035	-
Proceeds from exercise of stock options	273	-	-
Proceeds on receipts on account of ordinary shares	-	-	57,356
Repayments of shareholders loans	(23,529)
Proceeds from shareholders loans		-	30,432

Net cash provided by financing activities	787,759	827,520	361,628

Increase in cash and cash equivalents	283,399	95,078	42,059
Cash and cash equivalents at beginning of the year	155,678	60,600	18,541
Cash and cash equivalents at end of the year	439,077	155,678	60,600

Operating Activities

Net cash used in operating activities for the year ended December 31, 2016 was $469,389 compared with $614,654 in the year ended December 31, 2015 and $317,548 in the year ended December 31, 2014. The increase in the cash flow used in operating activities in 2015 compared with 2014 was primarily attributable to the increase in general and administrative expenses associated with our efforts to have our Ordinary Shares trade on the OTCQB. The decrease in the cash flow used in operating activities in 2016 compared with 2015 was primarily attributable to grants received from the OCS as detailed above.

Investing Activities

Net cash used in investing activities for the for the year ended December 31, 2016 was $34,971 compared with net cash used in the year ended December 31, 2015 of $117,788 compared to net cash used in the year ended December 31, 2014 of $2,021. The decrease was due to significant purchases of property and laboratory equipment made in 2015 and not in 2016.

Financing Activities

Net cash provided by financing activities for the for the year ended December 31, 2016 was $787,759 compared to net cash provided by financing activities for the year ended December 31, 2015 of $827,520 compared to net cash provided by financing activities for the year ended December 31, 2014 of $361,628. This was primarily a result of a significant amount of cash received during 2015 and 2016 from the sale of units of ordinary shares and warrants pursuant to a private placement.

Current Outlook

The warrants we issued as part of our private placement had a price per share of $0.50. In April 2017, we offered our existing warrant holders the opportunity, until May 22, 2017, to exercise their warrants at a price per share of $0.40. As of April 25, 2017, one warrant holder exercised a warrant for 250,000 Ordinary Shares for proceeds to the Company of $100,000.

We plan to seek access to the capital market in the U.S. to raise funding for the commercialization stage. Our objective is to raise at least $10 million to execute our business plan over approximately the next two fiscal years.

We expect our costs during the next twelve (12) months to be approximately $5 million. If we are able to raise $5 million, we expect $4 million will be used for continuing our research and development operations, $0.5 million will be used for marketing efforts, and $0.5 million will be used to fund general operational expenses. We need to raise cash to implement our strategy and stay in business.

If we are unable to raise $5 million but are still able to raise at least $2 million, we anticipate our operations will consist of conducting clinical trials in Israel to gain the scientific validation to promote the sale of our products in Israel and to continue clinical trials efforts in Singapore. If we are unable to raise $2 million, it is highly unlikely we will be able to complete clinical trials in Israel or Singapore or reach commercialization of our products in any location.

The Company has not yet started the regulatory approval process in Israel, however, if it becomes clear we are able to raise only $2 million, we will attempt to ascertain whether there are other regulatory requirements for obtaining commercialization of our tests in Israel. Once we begin the process, we expect regulatory approval in Israel to take approximately one year.

We cannot assure that our cancer detection kits will be commercialized, work as indicated, or that they will receive regulatory approval and that we will earn revenues sufficient to support our operations or that we will ever be profitable. Furthermore, since we have no committed source of financing, we cannot assure that we will be able to raise money as and when we need it to continue our operations. If we cannot raise funds as and when we need them, we may be required to severely curtail, or even to cease, our operations.

The Company has limited experience with IVD. As such these budget estimates may not be accurate. In addition, the actual work to be performed is not known at this time, other than a broad outline, as is normal with any scientific work. As further work is performed, additional work may become necessary or change in plans or workload may occur. Such changes may have an adverse impact on our estimated budget. Such changes may also have an adverse impact on our projected timeline of drug development

If we are unable to raise additional funds, we will need to do one or more of the following:

•	delay, scale-back or eliminate some or all of our research and product development programs;
•	provide licenses to third parties to develop and commercialize products or technologies that we would otherwise seek to develop and commercialize ourselves;
•	seek strategic alliances or business combinations;
•	attempt to sell our company;
•	cease operations; or
•	declare bankruptcy

Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to secure additional debt or equity financing in a timely manner, or at all, which could require us to scale back our business plan and operations.

The above conditions raise substantial doubt about our ability to continue as a going concern. The financial statements included elsewhere herein were prepared under the assumption that we would continue our operations as a going concern. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. Without additional funds from debt or equity financing, sales of our intellectual property or technologies, or from a business combination or a similar transaction, we will soon exhaust our resources and will be unable to continue operations.  If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in us.

Our management intends to attempt to secure additional required funding primarily through additional equity or debt financings. We may also seek to secure required funding through sales or out-licensing of intellectual property assets, seeking partnerships with other pharmaceutical companies or third parties to co-develop and fund research and development efforts, or similar transactions. However, there can be no assurance that we will be able to obtain required funding. If we are unsuccessful in securing funding from any of these sources, we will defer, reduce or eliminate certain planned expenditures in our research protocols.  If we do not have sufficient funds to continue operations, we could be required to seek bankruptcy protection or other alternatives that could result in our shareholders losing some or all of their investment in us.

5.E Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

5.F Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2016:

	Payments due by period
	(US$)
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years

Shareholders’ loans (1)	592,868	-	-	592,868	-

Total (2)	592,868	-	-	592,868	-

(1) During the years 2011-2014, the Company received loans from two shareholders. The loans are denominated in NIS, mature on December 31, 2019 and bear no interest. The loans are linked to the Israeli consumer price index as of January 1, 2015. The loans may be prepaid by the Company from time to time according to the Company's cash availability. Through December 31, 2016, the sum of NIS 90,000 (approximately USD 23,529) was repaid.

(2) This does not include the repayment of approximately $277,000 of grants we received from the OCS and interest thereon, which shall be repaid as royalties upon the commercialization of our products.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth information regarding our executive officers, directors, and our key employee as of April 25, 2017:

Name	Age	Position(s)
Rami Zigdon	55	Chief Executive Officer and Director, director of Todos Medical Singapore Pte. Ltd.
Udi Zelig	39	Chief Technology Officer
Shlomo Zakai	48	Chief Financial Officer
Alon Ostrovitzky	33	Director
Moshe Schlisser	29	Director
Moshe Abramovitz	36	Director
Asher Deutsch	61	Director
Dr. Wee Yue Chew	70	Managing Director Todos Medical Singapore Pte. Ltd. (Key Employee)

Executive Officers, Directors, and Key Employees

Rami Zigdon, Chief Executive Officer and Director

Mr. Zigdon has served as our CEO since our inception in 2010 and also served as a director of our company during May 12, 2011 until June 3, 2015. On May 10, 2016 he was elected again to serve as a director. Mr. Zigdon also serves as a director of our subsidiary, Todos Medical Singapore as of January 2016. Mr. Zigdon is an experienced business manager of technology-based companies. From 2003 to 2009, Mr. Zigdon served as sales manager for Israel of Renesas Technology, a leading Japanese semiconductors corporation. Prior to his position at Renesas, Mr. Zigdon served as the manager of Hitachi Semiconductors Israel and as embedded systems group manager at RDT. Mr. Zigdon has held various technical and management positions at Scitex (in Belgium), NI Medical and Spectronix. Mr. Zigdon graduated with honors from the Hebrew University in Jerusalem and holds a Bachelor Degree of Science in Biology from the Hebrew University, a B.S. in Electrical Engineering from the Ben Gurion University of the Negev, Beer-Sheva, and a MBA from the Heriot-Watt University, Edinburgh.

Udi Zelig, Chief Technology Officer

Dr. Zelig was our Chief Technology Officer as a non-employee from inception through December 31, 2011 while employed by Crow Technologies (a company in which Shmuel Melman, one of our principal shareholders, and, from February 2, 2012 through June 3, 2015, one of the Company’s directors, is one of the controlling shareholders). On January 1, 2012 we entered into an employment agreement with Dr. Zelig for him to serve as our full-time Chief Technology Officer. Dr. Zelig is a biomedical engineer with research experience of more than a decade in the conducting and managing of in-vitro and clinical experiments. His main research field is applications of infrared spectroscopy for blood cancer detection and investigation of chemotherapeutic drugs influence on blood cells. Dr. Zelig is author of numerous scientific publications in leading journals for medicine and biophysics. He holds a Bachelor Degree of Science in Nuclear Engineering, a Master of Science and Ph.D. in bio-medical engineering, all from the Ben-Gurion University of the Negev, Beer-Sheva, Israel.

Shlomo Zakai, Chief Financial Officer

Mr. Shlomo Zakai, CPA was appointed as our chief financial officer, effective as of February 1, 2017. Mr. Zakai is an expert in finance with many years of experience with U.S. public companies. He established his own accounting firm in Israel in 2004, providing a range of services to publicly traded and private companies, and he has served as controller and Chief Financial Officer of a number of private companies. Mr. Zakai serves as the internal auditor of several Israeli traded companies and oversees Sarbanes-Oxley compliance for several U.S. and Israeli traded companies. He previously worked as an accountant for nine years for Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global, where he last served as a senior manager and worked with technology companies publicly traded on NASDAQ and in Israel. Mr. Zakai holds a B.A. in Accounting from the College of Management in Rishon Le’Zion, Israel.

Alon Ostrovitzky, Director

Mr. Ostrovitzky was appointed as a director of our Company on December 5, 2013. Since 2008 he has acted as the President of Ostrovitzky Holdings Company, a company which has developed a variety of real estate projects in the Czech Republic, Germany, and Israel. As President, Mr. Ostrovitzky supervised sub-contractors and service providers. Mr. Ostrovitzky also developed and led renewable energy projects in Greece, planned and oversaw construction of Photo-voltaic parks in Greece, and provided management for a medical center (Dialysis and specialists) in the Czech Republic. He received a BA in business administration at the Interdisciplinary Center Herzliya, Israel, where he specialized in finance, and studied Economics at the Tel Aviv University, Israel.

Moshe Schlisser, Director

Mr. Schlisser was appointed as a director of our Company on February 27, 2016. Mr. Schlisser holds managerial positions in various investment firms and has experience in mergers and acquisitions transactions in the healthcare, cleantech, and FinTech industries as well as in real estate and infrastructure transactions worldwide. In 2010, Mr. Schlisser co-founded and currently still serves as a director in a soup kitchen in Jerusalem that serves over 50 homeless and underprivileged individuals a hot prepared dinner every night and that deliver weekend food packages to over 250 underprivileged families.

Moshe Abramovitz, Director

Mr. Abramovitz was appointed as a director of our Company on February 27, 2016. Mr. Abramovitz has held managerial positions in various organizations (Israeli companies and charities) including acting as deputy CEO of A.S. Mehadrin Ltd. Mr. Abramovitz holds a B.A. in business administration, specializing in information system form Ono Academic College, Israel and currently is studying towards obtaining an MBA degree from Ono Academic College, Israel. Mr. Abramowitz received training and a certificate to serve a mediator from Bar Ilan University, Israel.

Asher Deutsch, Director

Adv. Deutsch was appointed as a director of our Company on March 3, 2016. Adv. Deutsch is a partner at the law firm of Asher Deutsch & Co. and has over 20 years of experience as a director on the boards of numerous private and public companies in Israel (for example, RSL and Opectra Real Estate and Investments). Adv. Deutsch founded “Datshare business information Ltd.” in 1992, a company that develops and markets financial and marketing information systems to investors in capital markets for companies that are traded on the Tel Aviv stock exchange and NASDAQ. Adv. Deutsch also acts as an arbitrator in corporate and securities law related arbitrations. Adv. Deutsch was admitted to the Israeli bar association in 2008. Adv. Deutsch has a B.Sc. degree from Ben Gurion University, Israel and a law degree from Ono Academic College, Israel, Adv. Deutsch also studied business administration at Tel-Aviv University, Israel

Dr. Wee Yue Chew, Dr. Wee was appointed as the managing director of our subsidiary, Todos Medical Singapore Pte. Ltd. on March 16, 2017. Dr. Wee is a Chartered Engineer by training (C.Eng, MIEE, UK), received an Honorary Doctorate from Moscow State University of Technology, Sciences, Education and Technology, and a Master of Business Administration (General Management) from the University of Bradford, England. Over the past 40 years, Dr. Wee has held senior management and directorship positions of companies in Singapore, the U.S., and other countries. Dr. Wee’s areas of expertise include productivity improvements and management, business development, mergers and acquisitions, and corporate governance. In March 2012 Dr. Wee joined the CW Group Holdings Ltd. as consultant for corporate and business development in its listing on the HK Stock Exchange (Stock Code 1322). Dr. Wee is not an executive officer of the Company.

Family Relationships

There are no family relationships between any of our executive officers and our directors.

Arrangements for Election of Directors and Members of Management

Pursuant to an October 2014 investment, D.P.H. Investments Ltd. (“DPH”) had the right to appoint two members of our Board. Eliezer Marmarosh and Judith Weingut were appointed to the Board as DPH’s representatives through February 27, 2016. Moshe Schlisser and Moshe Abramovitz replaced them as DPH’s representatives to the Board on that same date. At a general meeting of the Company’s shareholders convened on March 16, 2017, the shareholders adopted the Amended Articles. Following the adoption of the Amended Articles, none of our shareholders have rights different from the rights of other shareholders and DPH no longer has the right to appoint two members of the Board. Messrs. Schlisser and Abramovitz remain Board members.

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and executive officers as a group for the year ended December 31, 2016. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2016. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.845 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2016.

	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and executive officers as a group, consisting of 7 persons	$234,197	$68,652

In accordance with the Companies Law, the table below reflects the compensation granted to our three most highly compensated officers during or with respect to the year ended December 31, 2016.

Annual Compensation- in thousands of USD- convenience translation

Executive Officer	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share Based Compensation	Total
Rami Zigdon	$69,361	$45,768	$115,129
Udi Zelig	$75,025	$22,884	$97,909
Shlomo Zakai	$-	$-	$-
	$144,386	$68,652	$213,038

Employment Agreements with Executive Officers

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance.

Effective as of May 1, 2015, we entered into an employment agreement with Mr. Zigdon, our CEO. The agreement was approved by our Board on August 16, 2015. Currently, the employment agreement is in full force and effect and does not require the approval of our shareholders. Once we become a public company under the Israeli Companies Law (on the first day our ordinary shares start trading), we will be subject to certain provisions of the Israeli Companies Law with respect to approving the terms of engagement of our officers and directors. Prior to the effective date of the agreement, Mr. Zigdon provided us with management services as an independent contractor since our inception. As of the effective date of the agreement, Mr. Zigdon is employed as our chief executive officer on a full time basis. The agreement may be terminated by either party with ninety days’ prior written notice or by us under exceptional circumstances as detailed in the agreement. Pursuant to the agreement, Mr. Zigdon is entitled to a gross monthly salary of NIS 15,000 (approximately $3,900) linked to the Israeli CPI known at the effective date of the agreement as well as reimbursement of vehicle expenses up to an annual amount of NIS 16,000 (approximately $4,200). The gross monthly salary shall be increased to NIS 25,000 (approximately $6,600) as from the date on which the Company shall have cash at its bank account at least NIS 3,500,000 (approximately $920,000 (the “Triggering Date”) that is sourced from capital injections/non-repayable amounts only, as confirmed by the Company’s CFO in writing. In the event that during the term of the Agreement, on a certain date, the Company shall have at least NIS 4 million (approximately $1.05 million) cash at its bank account that is sourced from capital injection/non-repayable amounts only, as confirmed by the Company’s CFO, Mr. Zigdon shall be entitled to a payment in the sum of NIS 12,333 (approximately $3,200) multiplied by the number of calendar months that had passed from the effective date of the agreement and until the month ending prior to the Triggering Date. In addition, Mr. Zigdon is entitled to participate in our incentive program that will be adopted by the appropriate organs of the Company. Mr. Zigdon is entitled to customary fringe benefits under Israeli laws. If the agreement is terminated by us, other than for “cause” as defined in the agreement, Mr. Zigdon shall be entitled to an adjustment bonus equal to 3 times the last gross monthly salary or in the event that we will have more than $3 million cash at hand, the adjustment bonus shall be equal to 6 times the last gross monthly salary. The agreement contains provisions regarding non-competition, confidentiality of information and assignment of inventions. Furthermore, Mr. Zigdon was granted 1,241,163 options under our 2015 Option Plan to purchase 1,241,163 ordinary shares. All of the options expire on January 11, 2021 or earlier under the terms of the option grant letter. On May 8, 2016, Mr. Zigdon exercised 103,428 vested options into ordinary shares, which ordinary shares are currently held by ESOP Management & Trust Services Ltd. for the benefit of Mr. Zigdon. As of April 25, 2017, 284,435 options have vested and were unexercised by Mr. Zigdon.

On January 1, 2012 we entered into an employment agreement with Dr. Zelig, our Chief Technology Officer. Pursuant to the agreement, Dr. Zelig is employed by us on a full time basis. The agreement may be terminated by either party with 30 days’ prior written notice or by us under exceptional circumstances as detailed in the agreement. Under the agreement, Dr. Zelig is entitled to a gross monthly compensation of NIS 16,000 (approximately $4,100) as well as global monthly gross payment for overtime of NIS 2,500 (approximately $650). Dr. Zelig is entitled to a company car and cellular phone in connection with his employment with us. Dr. Zelig is entitled to customary fringe benefits under Israeli laws as well as contributions (by our Company and by Dr. Zelig) to an education fund, at the rates specified in the agreement. Dr. Zelig was granted 620,581 options under our 2015 Option Plan to purchase 620,581 ordinary shares. All of the options expire on January 11, 2021 or earlier under the terms of the option grant letter. As of April 25, 2017, 193,931 options have vested and were unexercised by Dr. Zelig.

For information regarding Dr. Zelig's entitlement to payments from BG Negev under the License Agreement, please refer to Item 4.B – Information on our Company under the caption "Licensing Agreement".

Following the resignation of our former chief financial officer, Mr. Uri Sher effective January 31, 2017, on January 19, 2017, we entered into a CFO services agreement with Mr. Shlomo Zakai, our Chief Financial Officer. Pursuant to the agreement, Mr. Zakai undertook to provide CFO services and act as our CFO. Under the agreement, Mr. Zakai is entitled to a fixed monthly remuneration of USD 1,000 per month (except for the three months of January-March 2017 for which the monthly remuneration shall be USD 2,000). In respect of additional services as detailed in the engagement agreement, if required by the Company, the Company will pay an additional fee of USD750 per quarter. Remuneration of Mr. Zakai will be reviewed by the parties in the event the Company completes an equity raise of at least USD 3 Million. The agreement may be terminated by either party by a 60 days' prior written notice.

On March 16, 2017, our subsidiary, Todos Medical Singapore Pte Ltd. entered into an employment agreement with Dr. Wee Yue Chew to serve as is managing director of Todos Singapore. The board of directors of Todos Singapore supervises performance of Dr. Wee's duties under the agreement. The agreement is effective for a term of three years, unless terminated earlier with six months’ notice, or shorter notice in the event of special circumstances. Under the agreement, Dr. Wee is entitled to an annual performance bonus at the rate of four percent of the net profit before tax of Todos Singapore if such profit in said year exceeds SGD3,000,000 (approximately USD 2,150,000). Payment of the bonus is to be made within thirty days from approval of the financial statements. In addition, Dr. Wee received fully vested warrants to purchase 1,000,000 ordinary shares of the Company, for an exercise price of $0.10 per share. Any warrants unexercised by Dr. Wee expire on June 16, 2017.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

Todos Medical Ltd. 2015 Share Option Plan

The Todos Medical Ltd. 2015 Share Option Plan was adopted by the Board on December 3, 2015 (the “Option Plan”). The Option Plan generally permits the granting of share options to our employees, directors or consultants. As of April 25, 2017, 2,172,034 options to purchase ordinary shares have been granted under the Option Plan and 3,827,966 ordinary shares were available for future option grants under the Option Plan. As of April 25, 2017, 184,860 options have been exercised (103,428 by Mr. Zigdon, our CEO and 81,432 by Rachel Segev). Unless terminated earlier by the Board, the Option Plan will terminate ten years from its date of adoption.

Our Board administers the Option Plan, including (i) designating participants in the Option Plan; (ii) determining the terms and provisions of respective option agreements, including the number of shares to be covered by each option, exercisability, transferability, and other terms and conditions of the option; (iii) accelerating the right of an optionholder to exercise any previously granted option; (iv) determining the fair market value of the shares; and (v) interpreting the provisions and supervising the administration of the Option Plan. Our Board may amend or discontinue the Option Plan at any time, except that generally no amendment may impair the rights of an optionholder without his or her written consent.

Share options granted to Israeli employees under the Option Plan may be granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance. Any options granted pursuant to such provision will be issued to a trustee and be held by the trustee for at least two years from the date of grant of the options, as required under the Israeli tax ordinance.

Upon termination of employment or service for any reason, other than for cause or death or disability, the optionholder may exercise his or her vested options within 90 days of the date of termination. If we terminate an optionholder’s employment or service for cause, all of the employee’s options, whether vested or unvested, expire on the termination date. Upon termination of employment or service due to death or disability, the optionholder or his or her estate may exercise his or her vested options within twelve months from the date of death or disability. An option may not, however, be exercised after the option’s expiration date.

Options are non-transferable except in the event of an optionholder’s death.

If we are party to a merger or consolidation, outstanding options and shares acquired under the Option Plan will be subject to the agreement of merger or consolidation, which will provide for one or more of the following: (i) the continuation of such options by us, (ii) the assumption of such options by the surviving corporation or its parent, (iii) the substitution by the surviving corporation or its parent of new options, (iv) the cancellation of the such options in exchange for payment equaling the market value of the shares subject to the option less the exercise price, or (v) full exercisability of the option and full vesting of the shares subject to the option.

In the event of any variation in our share capital, including a share dividend, share split, combination or exchange of shares, recapitalization, or any other like event, the number, class and kind of shares subject to the Option Plan and outstanding options, and the exercise prices of the options, will be appropriately and equitably adjusted so as to maintain the proportionate number of shares without changing the aggregate exercise price of the options.

On January 11, 2016, the Board approved the issuance of share options to three employees at an exercise price of NIS 0.01 per share. The Board approved the granting of 1,241,163 options to Mr. Zigdon, 620,581 options to Dr. Zelig, and 310,290 options to Mrs. Rachel Segev, another employee of the Company at that time. Half of the options vest over a period of twenty-four months and half of the options vest upon the achievement of certain milestones, all subject to continued employment by the Company and other terms of the Option Plan. As of April 25, 2017, 478,366 under the Option Plan are vested and unexercised.

C. Board Practices

According to the Companies Law, the management of our business is vested in our Board. Our Board may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board. Executive officers are appointed by and serve at the discretion of our Board, subject to any applicable employment agreements we have entered into with the executive officers.

Under the Companies Law, we are not required to have a majority of independent directors. We are required to appoint at least two external directors. According to our Amended Articles, our Board must consist of at least five and not more than nine directors, including external directors. Currently, our Board consists of five directors. We have not yet appointed our external directors. Pursuant to our Amended Articles, other than the external directors, for whom special election requirements apply under the Companies Law, our directors are elected at a general or special meeting of our shareholders and serve on the Board until they are removed by the majority of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Amended Articles. In addition, our Amended Articles allow our Board to appoint directors, other than external directors, to fill vacancies on the Board to serve until the next general meeting or special meeting, or earlier if required by our Amended Articles or applicable law. Our last annual meeting of shareholders was held in May 10, 2016. For additional information concerning external directors, see "—External Directors" below.

Under the Companies Law, our Board must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the listed company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, a company's board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board has determined that we require at least one director with the requisite financial and accounting expertise.

The term office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person's title, or a director or any other manager directly subordinate to the general manager.

External Directors

Under the Companies Law, a public company is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence.

The provisions of the Israeli Companies Law set forth special approval requirements for the election of external directors.  External directors must be elected by a majority vote of the shares present and voting on the matter at a shareholders meeting, provided that either:

•	such majority includes at least a majority of the shares held by all shareholders who are non-controlling shareholders and shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, which we refer to as a disinterested majority; or

•	the total number of shares held by shareholders who are non-controlling shareholders and shareholders who do not have a personal interest in the election of the external director (other than a personal interest not derived from a relationship with a controlling shareholder) voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The term “controlling shareholder” is defined in the Israeli Companies Law as a shareholder with the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is deemed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in the company or has the right to appoint 50% or more of the directors of a company or its general manager.

The term “personal interest” is defined in the Israeli Companies Law as a person’s or entity’s personal interest in an act or a transaction of a company, (i) including the personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the persons, any descendant, sibling or parent of a spouse of the person and the spouse of any of the foregoing; and (b) an entity in which the person or entity or any of the foregoing relatives of the person serves as a director or the chief executive officer, owns at least 5% of its issued share capital or voting rights or has the right to appoint one or more directors or the chief executive officer, but (ii) excluding a personal interest arising solely from the ownership of shares. In the case of a person voting by proxy, “personal interest” includes the personal interest of the proxy holder or the shareholder granting the proxy (even if the proxy holder has no personal interest in the matter), whether or not the proxy holder has discretion how to vote.

The initial term of an external director is three years.  Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that either:

•	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, and provided further that the external director is not an affiliated or competing shareholder, as defined in the Israeli Companies Law, or a relative of such a shareholder at the time of the appointment, and is not affiliated with such a shareholder at the time of appointment or within the two years preceding the date of appointment; or

•	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above).

If the board of directors has determined that an external director ceases to meet the statutory qualifications for appointment or if he or she violates his or her duty of loyalty to the company, the board of directors is required to call a special general meeting of shareholders for the removal of the external director.  In such circumstances, the removal of the external director by the shareholders requires the same special shareholder majority that is required for the election of an external director, as described above.  An external director may also be removed by order of an Israeli court, at the request of a director or shareholder, if the court finds that the external director has ceased to meet the statutory qualifications for his or her appointment or has violated his or her duty of loyalty to the company.  If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Israeli Companies Law to call a shareholders’ meeting as soon as practicable to appoint a replacement external director.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors.  Under the Israeli Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation for their services as external directors other than pursuant to the Israeli Companies Law and the regulations promulgated thereunder.  Compensation of an external director is determined prior to his or her appointment and may not be changed during any three-year term subject to certain exceptions.

The Israeli Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation with the company, with any person or entity controlling the company or a relative of such person at the time of appointment, or with any entity controlled by or under common control with the company at the time of appointment or during the two years preceding the appointment; or (b) in the case of a company with no controlling shareholder or a shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term “relative” is defined as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

The term “affiliation” includes (subject to certain exceptions): an employment relationship; a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships); control; and service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

In addition, no person may serve as an external director if that person’s positions or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation other than as permitted by the Israeli Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children and other relatives may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an officer or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by such person.  This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to the Israeli Companies Law and regulations promulgated under the Israeli Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below).  At least one of the external directors must be determined by our Board to have accounting and financial expertise.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data.  A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company, or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

As of April 25, 2017, we have not yet appointed external directors.

Audit Committee

Israeli Companies Law Requirements

Under the Israeli Companies Law, a public company is required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. The audit committee may not include the chairman of the board, a controlling shareholder of the company or a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder or a director who derives most of his or her income from a controlling shareholder.

In addition, under the Israeli Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors, within the meaning of the Israeli Companies Law. In general, an “unaffiliated director” under the Israeli Companies Law is defined as either an external director or a director who meets the following criteria:

•	the audit committee has determined that he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel); and (ii) the requirement for accounting and financial expertise or professional qualifications; and

•	he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

Audit Committee Role

Our Board will adopt an audit committee charter that will set forth the responsibilities of the audit committee consistent with the regulations of the SEC, as well as the requirements for audit committees under the Israeli Companies Law, including the following:

•	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors or shareholders for their approval, as applicable, in accordance with the requirements of the Israeli Companies Law;

•	recommending the engagement or termination of the person filling the office of our internal auditor; and;

•	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our Board or shareholders for their approval, as applicable, in accordance with the requirements of the Israeli Companies Law.

Our audit committee will provide assistance to our Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also will oversee the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Under the Israeli Companies Law, our audit committee will be responsible for:

•	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

•	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction is extraordinary or material under Israeli Companies Law (see “— Approval of Related Party Transactions under Israeli Law”);

•	determining whether a competitive process must be implemented for the approval of certain transactions with controlling shareholders or its relative or in which a controlling shareholder has a personal interest (whether or not the transaction is an extraordinary transaction), under the supervision of the audit committee or other party determined by the audit committee and in accordance with standards determined by the audit committee, or whether a different process determined by the audit committee should be implemented for the approval of such transactions;

•	determining the process for the approval of certain transactions with controlling shareholders or in which a controlling shareholder has a personal interest that the audit committee has determined are not extraordinary transactions but are not immaterial transactions;

•	where the Board approves the working plan of the internal auditor, to examine such working plan before its submission to the Board and proposing amendments thereto;

•	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

•	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our Board or shareholders, depending on which of them is considering the compensation of our auditor; and

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee may not approve any actions requiring its approval (see “— Approval of Related Party Transactions under Israeli Law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

Financial Statement Examination Committee

Under the Israeli Companies Law, the board of directors of a public company must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. Once nominated, we plan to assign to our audit committee the responsibilities and duties of a financial statement examination committee, as permitted under the relevant regulations promulgated under the Israeli Companies Law. From time to time, as necessary and required in order to approve our financial statements, the audit committee will hold separate meetings prior to the scheduled meetings of the Board in respect of the financial statements. The function of a financial statement examination committee is to discuss and provide recommendations to the board of directors (including reporting any deficiencies found) with respect to the following issues: (a) estimations and assessments made in connection with the preparation of financial statements; (b) internal controls related to the financial statements; (c) completeness and appropriateness of the disclosure in the financial statements; (d) the accounting policies adopted and the accounting treatment implemented in material matters of the Company; and (e) value evaluation, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements.

Compensation Committee and Compensation Policy

A public company in Israel is required to have a compensation committee as required by the Israeli Companies Law. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director under regulations promulgated under the Israeli Companies Law. The compensation committee is subject to the same Israeli Companies Law restrictions as the audit committee as to who may not be a member of the committee. See “— Audit Committee — Israeli Companies Law Requirements.”

Compensation Committee Role

Our Board will adopt a compensation committee charter. Responsibilities of the compensation committee consistent with the requirements for compensation committees under the Israeli Companies Law which includes the following:

•	recommending to the board of directors for its approval (i) a compensation policy; (ii) whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years); and (iii) periodic updates to the compensation policy. See “— Compensation Policy.” In addition, the compensation committee is required to periodically examine the implementation of the compensation policy;

•	the approval of the terms of employment and service of office holders (including determining whether the compensation terms of a candidate for chief executive officer of the company need not be brought to approval of the shareholders); and

•	reviewing and approving grants of options and other incentive awards to persons other than office holders to the extent such authority is delegated by our Board, subject to the limitations on such delegation as provided in the Israeli Companies Law.

Compensation Policy

Under the Israeli Companies Law, the duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, as such term is defined in the Israeli Companies Law, to which we refer to as a compensation policy, and any extensions and updates thereto. The compensation policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires a Special Approval for Compensation (as defined below under “— Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions”).

Once our audit committee and compensation committee are established, we plan to adopt a compensation policy.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders, and must consider (among other things) the company’s risk management, size and the nature of its operations. The compensation policy must also consider the following additional factors:

•	the knowledge, skills, expertise and accomplishments of the relevant office holder;

•	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

•	the relationship between the terms offered and the average compensation of the other employees of the company (including any employees employed through manpower companies);

•	the impact of disparities in salary upon work relationships in the company;

•	the possibility of reducing variable compensation at the discretion of the board of directors, and the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

•	as to severance compensation, the period of employment or service of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

•	the link between variable compensation and long-term performance and measurable criteria;

•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

•	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

•	the minimum holding or vesting period for variable, equity-based compensation; and

•	maximum limits for severance compensation.

Internal Auditor

Under the Israeli Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. An internal auditor may not be:

•	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

•	an office holder, within the meaning of the Israeli Companies Law (including a director and the general manager) of the company (or a relative thereof); or

•	a member of the company’s independent accounting firm, or anyone on his or her behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan.

We intend to appoint an internal auditor once our audit committee is established.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to any such action.

The duty of loyalty requires an office holder to act in good faith and in the best interests of the company, and includes, among other things, the duty to:

•	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

We may approve an act specified above which would otherwise constitute a breach of the office holder’s duty of loyalty, provided that the office holder acted in good faith, the act or its approval does not harm the company and the office holder discloses his or her personal interest a sufficient amount of time before the date for discussion of approval of such act.

Disclosure of Personal Interests of an Office Holder

The Israeli Companies Law requires that an office holder promptly disclose to the company any “personal interest” that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company.  An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered.  A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate entity in which such person or a relative of such person holds 5% or more of the outstanding shares or voting rights, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest arising from one’s ownership of shares in the company.  A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.  An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.  Under the Israeli Companies Law, an extraordinary transaction is defined as any of the following:  a transaction other than in the ordinary course of business; a transaction that is not on market terms; or a transaction that may have a material impact on a company’s profitability, assets or liabilities.

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless, with respect to an office holder, the chairman of the audit committee or board of directors (as applicable) determines that the office holder should be present in order to present the transaction that is subject to approval.  If a majority of the members of the audit committee or the board of directors (as applicable) has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof.  If a majority of the members of the board of directors has a personal interest in the approval of a transaction, shareholder approval is also required for such transaction.

Approval of Transactions with Officer Holders

If it is determined that an office holder has a personal interest in a transaction that is not an extraordinary transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval.  Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an act by the office holder that would otherwise be deemed a breach of his or her duty of loyalty, provided that the transaction is in the company’s best interest and the office holder acted in good faith. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors.

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement with a controlling shareholder or a relative thereof, directly or indirectly (including through a corporation controlled by a controlling shareholder), for the provision of services to the company and his or her terms of employment or service as an office holder or employment as other than an office holder, require the approval of each of (i) the audit committee or the compensation committee with respect to the terms of service or employment by the company as an office holder, an employee or service provider; (ii) the board of directors; and (iii) the shareholders, in that order. The shareholder approval requires one of the following, which we refer to as a Special Majority:

•	at least a majority of the shares held by all shareholders who do not have a personal interest in the transaction and who are present and voting on the matter approves the transaction, excluding abstentions; or

•	the shares voted against the transaction by shareholders who have no personal interest in the transaction and who are present and voting at the meeting do not exceed 2% of the voting rights in the company.

Each shareholder voting on the approval of an extraordinary transaction with a controlling shareholder must inform the company prior to voting whether or not he or she has a personal interest in the approval of the transaction, otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for purposes of the proposal.

To the extent that any such transaction with a controlling shareholder is for a period of more than three years, approval is required once every three years, unless, with respect to any such extraordinary transactions, the audit committee determines that the duration of the transaction is reasonable given the related circumstances.

The compensation committee and board approval for arrangements regarding the terms of service or employment of a controlling shareholder must be in accordance with the company’s compensation policy. In special circumstances the compensation committee and board of directors may approve a compensation arrangement that is inconsistent with the company’s compensation policy, provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Israeli Companies Law and that shareholder approval was obtained by the Special Majority.

Pursuant to regulations promulgated under the Israeli Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, relating to terms of service or employment that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors. Under these regulations, a shareholder holding at least 1% of the issued share capital or voting power of the company may require, within 14 days of the publication or announcement of such determinations, that despite such determinations by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that would otherwise apply to such transactions.

In addition, disclosure of a personal interest in a private placement of a public company (including disclosure of any material fact or document) is required by (i) a shareholder holding 5% or more of the company’s issued and outstanding capital or its voting rights whose holdings will increase as result of the private placement and a shareholder who will hold 5% or more of the company’s issued and outstanding capital or its voting rights as a result of the private placement, if 20% or more of the company’s outstanding share capital prior to the private placement is issued in the private placement and the payment for which is not only in cash or listed securities or the transaction is not on market terms; and (ii) a person or entity that will become a controlling shareholder as a result of the private placement.

Shareholder Duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at a meeting of shareholder with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; and

•	the approval of related party transactions and acts of office holders that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Israeli Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. Our Articles include such a provision, to the fullest extent permitted by law.  The company may not exculpate in advance a director from liability arising out of a prohibited dividend or other distribution to shareholders.

Under the Israeli Companies Law and the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of any such event or following an event, provided its articles of association include a provision authorizing such indemnification:

•	a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent; and

•	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.

Under the Israeli Companies Law and the Israeli Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of the duty of care to the company or to a third party, to the extent such a breach does not arise out of the negligent conduct of the office holder;

•	a financial liability imposed on the office holder in favor of a third party; and

•	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder or certain compensation payments to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Securities Law.

Under the Israeli Companies Law, a company may not indemnify, exculpate or enter into an insurance contract for office holder liability, for any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine, monetary sanction or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to the chief executive officer or a director or under certain circumstances, also by the shareholders.

Our Amended Articles permits us to exculpate, indemnify and insure our office holders to the fullest extent permitted under the Israeli Companies Law. We have entered into indemnification and exculpation agreements with each of our directors. This indemnification is limited to events determined as foreseeable by our Board based on our activities, as set forth in the indemnification agreements.

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Israeli Companies Law, with coverage of $5 million in the aggregate.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee (until recently of the audit committee), thereafter by the board of directors and thereafter by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulation applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting.

D. Employees.

As of December 31, 2016, we had 3 full-time employees and 1 part-time employee, all located in Israel.

In addition, we engage specialists and consultants in fields such as optics, physics, medicine, mathematical algorithms, biochemistry, regulatory and patents from time to time as required by our operations. Furthermore, Mr. Zakai, our Chief Financial Officer, is engaged by us as an external consultant.

E. Share Ownership.

The following table lists as of April 25, 2017, the number of our shares beneficially owned by each of our directors, our executive officers and our directors and executive officers as a group. The percentage of beneficial ownership of our Ordinary Shares is based on 67,611,016 Ordinary Shares issued and outstanding as of April 25, 2017. For purposes of computing the percentage of outstanding shares of our Ordinary Shares held by each person or group of persons named below, any shares that such person or persons has the right to acquire within 60 days of April 25, 2017 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

	Number of Ordinary Shares Beneficially Held		Percentage of Class
Directors and Executive Officers
Zigdon, Rami (1)	3,813,714	(2)	5.76%
Zelig, Udi	1,127,081	(3)	1.7%
Zakai, Shlomo	0		0%
Schlisser, Moshe	0		0%
Deutsch, Asher	0		0%
Ostrovitzky, Alon	0		0%
Abramovitz, Moshe	0		0%
(All directors and executive officers as a group – 7 persons)	4,940,795		7.3%

(1) Mr. Zigdon became a member of the Board on May 10, 2016.

(2) In 2015-2016, Mr. Zigdon was issued 333,471 preferred shares in accordance with his anti-dilution rights as a holder of preferred shares. On March 16, 2017, all preferred shares held by Mr. Zigdon were converted into ordinary shares on a 1:1 basis. As of April 25, 2017, Mr. Zigdon holds 3,795,334 ordinary shares including 103,428 ordinary shares held by ESOP Management & Trust Services Ltd. for the benefit of Mr. Zigdon and including 284,435 employee option shares were granted in January 2016 to Mr. Zigdon, that have vested and unexercised by Mr. Zigdon.

(3) Includes 5,775 shares underlying a warrant which is currently exercisable. Also includes 193,931 vested employee option shares out of 620,581 options granted in January 2016 to Dr. Zelig exercisable within 60 days of filing.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents as of April 25, 2017 (unless otherwise noted below), the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares (to whom we refer as our Major Shareholders). The percentage of beneficial ownership of our Ordinary Shares is based on 67,611,016 Ordinary Shares issued and outstanding as of April 25, 2017. For purposes of computing the percentage of outstanding shares of our Ordinary Shares held by each person or group of persons named below, any shares that such person or persons has the right to acquire within 60 days of April 25, 2017 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

The data presented is based on information provided to us by the Major Shareholders or disclosed in public regulatory filings.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the shares listed below have sole investment and voting power with respect to, and the sole right to receive the economic benefit of ownership of, such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements that would, at a subsequent date, result in a change of control of our Company.

	Number of Ordinary Shares Beneficially Owned		Percent
Major Shareholders
Adeline Holding Limited (1)	12,620,976	(2)	18.7%
Melman, Shmuel (3)	12,620,976		18.7%
D.P.H. Investments Ltd. (4)	8,280,000		12.2%
Schlisser, Ephraim	4,161,327		6.2%
Shpritzer, Aaron	3,861,857		5.7%
Chasid, Ben-Tzion (6)	3,861,857		5.7%
Zigdon, Rami (7)	3,813,714	(8)	5.6%
Wasserman, David (9)	3,558,858		5.3%

(1)	Mr. Yitzhak Ostrovitzky, the father of a member of the Board, Alon Ostrovitzky, has sole voting and sole investment control of these shares.

(2)	On September 29, 2015 the Company made a 60-day loan of $45,731 (180,000 NIS) to Mr. Yitzhak Ostrovitzky. Mr. Ostrovitzky had agreed not to offset this loan against the long-term loans that he has provided to the Company. As collateral for this loan, Mr. Ostrovitzky transferred 6,162,600 ordinary shares in the Company held by Adeline to a trustee, who upon default was to return these shares to the Company or sell them to a third party, the proceeds of which would repay to the Company this short-term loan. The loan was later extended to mature on December 24, 2015. On the maturity date, Mr. Ostrovitzky repaid NIS 123,000 (approximately $31,250) and the trustee returned 4,211,110 ordinary shares to Adeline. Pursuant to a separate agreement between Daniel Margalit and Mr. Ostrovitzky, on the maturity date, Mr. Margalit repaid, on behalf of Mr. Ostrovitzky, NIS 57,000 (approximately $14,481) to the Company and the trustee transferred 1,951,490 ordinary shares to Mr. Margalit. On June 5, 2016, Mr. Margalit returned the 1,951,490 shares to Adeline against receipt of NIS 57,000 pursuant to a cancellation of the transfer of shares transaction previously entered into between them.

(3)	Shmuel Melman was a member of the Board from February 2, 2012 to June 3, 2015

(4)	The management does not consider DPH, despite holding more than 10% of the Company’s ordinary shares, to be an affiliate of the Company because DPH is an entity that has 18 shareholders none of whom own more than 17% of DPH. Mr. Wasserman is one of the shareholders. Moshe Abramovitz, a member of the Board since February 27, 2016, is also a shareholder of DPH. At least 5 shareholders need to agree before any action with regard to these shares can be taken by DPH. Pursuant to this investment, DPH has the right to appoint two members of the Board. Eliezer Marmarosh and Judith Weingut were appointed to the Board as DPH’s representatives through February 27, 2016. Moshe Schlisser and Moshe Abramovitz replaced them as DPH’s representatives to the Board on that same date. Since March 16, 2017 (when the Amended Articles were approved), none of our shareholders have rights different from the rights of other shareholders and DPH no longer has the right to appoint two members of the Board. Messrs. Schlisser and Abramovitz remain Board members.

(5)	Mr. Ephraim Schlisser is the father of Moshe Schlisser, a member of our Board.

(6)	Mr. Chasid was a member of the Board from April 28, 2015 through July 15, 2015.

(7)	In 2015-2017, Mr. Zigdon was issued 333,471 preferred shares in accordance with his anti-dilution rights as a holder of preferred shares. On March 16, 2017, all preferred shares were converted into ordinary shares. Mr. Zigdon became a member of the Board on May 10, 2016.

(8)	Includes 1,000 shares underlying a warrant which is currently exercisable. Out of 1,241,163 employee option shares that were granted in January 2016 to Mr. Zigdon, 103,428 vested options were exercised by Mr. Zigdon and are currently held by ESOP Management & Trust Services Ltd. for the benefit of Mr. Zigdon. As of April 25, 2017, 284,436 (22.9%) of these employee option shares have vested and are unexercised.

(9)	Mr. Wasserman was a member of the Board from October 7, 2014 through July 16, 2015.

Changes in Percentage Ownership by Major Shareholders

For further details, see “Item 7.B. Related Party Transactions.”

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of April 25, 2017, there were a total of 43 holders of record of our shares, of which six record holders who hold 7,161,327 shares, or approximately 10.7% of our outstanding shares, had a registered address in the United States, twenty-five (25) holders had registered addresses in Israel, and seven holders had registered addresses in Singapore.

B. Related Party Transactions

Although most of the transactions described below took place prior to the 1:10 forward split that took place in February 2015 and prior to the second forward share split by way of an issuance of bonus shares of 1:29 that took place in February 2015, the number of shares listed below reflects both forward share splits.

Crow Technologies (a company in which Shmuel Melman, one of our principal shareholders, and, from February 2, 2012 through June 3, 2015, one of the Company’s directors, is one of the controlling shareholders) currently engages in plastics and electronics components manufacturing and the Company’s products do not have any electronic parts. While the Company’s products do have plastic parts, these parts cost approximately $0.10 per unit. We believe the exclusive right held by Crow Technologies is immaterial to the ultimate price for which we will sell our products or even the overall cost of production of our products.

On January 29, 2012, 27,000,000 ordinary shares were issued to Mr. Melman as conversion of a loan previously made by him to the Company. On such date, our shareholders adopted a resolution to create a new class of shares – preferred shares and converted Mr. Zigdon's holdings in the Company from ordinary shares to preferred shares.

Our previous articles of association provided for anti-dilution rights to the holders of the preferred shares. Mr. Zigdon owned all of the Company’s issued preferred shares. Under our previous articles of association, for every 100 ordinary shares issued by the Company, approximately 5.25 preferred shares were issued to the holders of preferred shares. Following the adoption of our Amended Articles on March 16, 2017, none of our shareholders have rights different from the rights of other shareholders and all of the preferred shares were converted into ordinary shares.

On October 7, 2014, David Wasserman became a member of the Board in connection with D.P.H. Investments Ltd. (“DPH”) investing NIS 1,300,000 (approximately $350,000) in the Company in a share purchase agreement (the “Share Purchase Agreement”). DPH received 8,280,000 ordinary shares as a result of this investment. In addition, on October 7, 2014, another 720,000 ordinary shares were issued by the Company to a trustee. Pursuant to an agreement between DPH and Adeline Holding Limited (“Adeline”) (an entity over whose shares Yitzhak Ostrovitzky has sole voting and sole investment control), Mr. Melman, Mr. Zigdon, Dr. Zelig (all of whom are affiliates of the Company), and Yehezkel Machlev, the trustee would have transferred these 720,000 ordinary shares, without further consideration to the Company, to DPH if effectiveness of our registration statement on Form F-1 was not granted by the SEC prior to October 15, 2016. As the F-1 was declared effective in August 2016, the trustee transferred the 720,000 ordinary shares (without further consideration to the Company) as follows: 295,776 shares to Adeline, 295,776 shares to Mr. Melman, 72,000 shares to Mr. Zigdon, 34,848 shares to Yehezkel Machlev, and 21,600 shares to Dr. Zelig.

As of July 16, 2015 Mr. Wasserman is no longer a member of the Board. DPH is an entity that has 18 shareholders none of whom own more than 17% of DPH. Mr. Wasserman is one of the shareholders. Moshe Abramovitz, a member of the Board since February 27, 2016, is also a shareholder of DPH. At least 5 shareholders need to agree before any action with regard to these shares can be taken by DPH. Pursuant to this investment, DPH had the right to appoint two members of the Board until the SEC declared our registration statement effective. Eliezer Marmarosh and Judith Weingut were appointed to the Board as DPH’s representatives through February 27, 2016. Moshe Schlisser and Moshe Abramovitz replaced them as DPH’s representatives to the Board on that same date. Under the Amended Articles, none of our shareholders have rights different from the rights of other shareholders and DPH no longer has the right to appoint two members of the Board. Messrs. Schlisser and Abramovitz remain Board members.

The Company issued 18,120,000 ordinary shares to a trustee for a group of investors (including Mr. Wasserman and Mr. Ben Zion Chasid, members of the Board from April 28, 2015 through July 15, 2015) pursuant to the Share Purchase Agreement dated October 7, 2014, as amended in August 2015, for an aggregate consideration of $150,000. As of December 31, 2015, the entire $150,000 had been paid to the Company and the trustee had released the shares to the group of investors. The other investors were Ephraim Schlisser, Aaron Shpritzer, Abram Bancrot, Yehuda Broiner, Aryeh LeBlanc, and Daniel Hirsch (along with Messrs. Wasserman and Chasid, collectively, the “Wasserman Group”). The Wasserman Group had an agreement with Adeline, Mr. Melman, Mr. Zigdon, and Dr. Zelig (all of whom are affiliates of the Company), as well as with Mr. Machlev, that if the SEC granted effectiveness to our registration statement on Form F-1 after October 15, 2016, the 18,120,000 shares would have been transferred to those four people and the one entity. As the F-1 was declared effective in August 2016, the 18,120,000 ordinary shares remain owned by the Wasserman Group.

Moshe Schlisser (a director as of February 27, 2016) and Ephraim Schlisser (Moshe’s father and a member of the Wasserman Group) hold managerial positions with Iberica Investments LLC (“Iberica”) and A.S. Iber Israel Ltd. (“Iber”). Iber was assigned its rights and obligations from Iberica, which was a party to a 2015 consulting agreement with the Company pursuant to which Iberica agreed to provide assistance with the Company’s fundraising. From January 1, 2015 through April 25, 2017, the Company has paid Iber and Iberica approximately $153,366 pursuant to this consulting agreement.

Mr. S. Melman and Mr. Yitzhak Ostrovitzky granted the Company loans in order to fund its ongoing operations. As of December 31, 2016, the principal amount of the loans collectively amounted to NIS 2,308,098 (approximately $600,286). During 2016, the Company repaid the sum of NIS 90,000 (approximately USD 23,529) out of the loans. The loans mature on December 31, 2019 and bear no interest. The loans are linked to the Israeli consumer price index as of January 1, 2015. The loans may be prepaid by us from time to time according to our cash availability. These loans have not been memorialized in a written document. Rather, the lenders were present during meetings of the Board at which the repayment terms were approved and agreed to these repayment terms. Mr. Ostrovitzky is the father of a member of the Board, Alon Ostrovitzky. Mr. Melman served as one of our directors until June 3, 2015.

On September 29, 2015 the Company made a 60-day loan of $45,731 (180,000 NIS) to Mr. Yitzhak Ostrovitzky. Mr. Ostrovitzky agreed not to offset this loan against the long-term loans that he has provided to the Company. As collateral for this loan, Mr. Ostrovitzky transferred 6,162,600 ordinary shares in the Company held by Adeline to a trustee, who upon default was to return these shares to the Company or sell them to a third party, the proceeds of which would repay to the Company this short-term loan. The loan was later extended to mature on December 24, 2015. On the maturity date, Mr. Ostrovitzky repaid NIS 123,000 (approximately $31,250) and the trustee returned 4,211,110 ordinary shares to Adeline. Pursuant to a separate agreement between Daniel Margalit and Mr. Ostrovitzky, on the maturity date, Mr. Margalit repaid, on behalf of Mr. Ostrovitzky, NIS 57,000 (approximately $14,481) to the Company and the trustee transferred 1,951,490 ordinary shares to Mr. Margalit. On June 5, 2016, Mr. Margalit returned the 1,951,490 shares to Adeline against receipt of NIS 57,000 pursuant to a cancellation of the transfer of shares transaction previously entered into between them.

In December 2015 and during 2016, due to the Company’s 2015 and 2016 sales of its ordinary shares pursuant to its private placement memorandum , Mr. Zigdon was issued 333,471 preferred shares in accordance with his anti-dilution rights as a holder of preferred shares. On March 16, 2017, all preferred shares were converted into ordinary shares.

On January 11, 2016, the Board approved the issuance of share options to three employees, including our CEO and CTO, at an exercise price of NIS 0.01 per share. The Board approved the granting of 1,241,163 options (387,863 have vested as of April 25, 2017 out of which 103,428 vested options were exercised) to Mr. Zigdon, our CEO and 620,581 options (193,931 have vested as of April 25, 2017) to Dr. Zelig, our CTO. Half of the options vest over a period of twenty-four months, and half of the options vest upon the achievement of certain milestones. All of the options expire on January 11, 2021.

For details regarding the employment of Dr. Wee as managing director of our subsidiary and issuance of warrants to Dr. Wee as well as details of employment agreements with our other senior officers, please see Item 6 – Directors, Senior Executives and Employees, under the caption "Employment Agreements with Executive Officers".

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcomes of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability. As of April 25, 2017, we were not a party to any legal proceedings.

Dividends

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our Board and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our Board may deem relevant.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E. Taxation”, for additional information.

B. Significant Changes

No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this annual report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Ordinary Shares have been quoted on the OTCQB under the symbol “TOMDF” since March 7, 2017. There has not yet been any trading in the Ordinary Shares on the OTCQB. Prior to March 7, 2017, there was no public trading market for the Ordinary Shares.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are quoted on the OTCQB.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Articles of Association

Our registration number with the Israeli Registrar of Companies is 51-443712-8.

Purposes and Objects of the Company

Our purpose is set forth in Section 2 of the Amended Articles and includes every lawful purpose.

The Powers of the Directors

Our Board shall direct our policy and shall supervise the performance of our chief executive officer and his actions. Our Board may exercise all powers that are not required under the Companies Law or under our Amended Articles to be exercised or taken by our shareholders.

Rights Attached to Shares

Our Ordinary Shares shall confer upon the holders thereof:

● equal right to attend and to vote at all of our general meetings, whether regular or special, with each Ordinary Share entitling the holder thereof, which attend the meeting and participate at the voting, either in person or by a proxy or by a written ballot, to one vote;

● equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

● equal right to participate, upon our dissolution, in the distribution of our assets legally available for distribution, on a per share pro rata basis.

Election of Directors

Pursuant to our Amended Articles, our directors are elected at an annual general meeting and/or a special meeting of our shareholders and serve on the board of directors until the next annual general meeting (except for external directors) or until they resign or until they cease to act as board members pursuant to the provisions of our amended and restated articles of association or any applicable law, upon the earlier. In addition, our Amended Articles allow our Board to appoint directors to fill vacancies and/or as an addition to the Board (subject to the maximum number of directors) to serve until the next annual general meeting or earlier if required by our Amended Articles or applicable law, upon the earlier. External directors are elected for an initial term of three years and may be removed from office pursuant to the terms of the Companies Law. See “Item 6.C. Board Practices – External Directors.”

Annual and Special Meetings

Under the Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our Board that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our Board may call special meetings whenever it sees fit and upon the written request of: (a) any two of our directors or such number of directors equal to one quarter of the directors present at such a meeting; and/or (b) one or more shareholders holding, in the aggregate, 5% of our outstanding voting power.

Notices

The Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Quorum

As permitted under the Companies Law, the quorum required for our general meetings consists of at least two shareholders present in person, by proxy or written ballot, who hold or represent between them at least 25% of the total outstanding voting rights. If within half an hour of the time appointed for the general meeting a quorum is not present, the general meeting shall stand adjourned the same day of the following week, at the same hour and in the same place, or to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting, if no quorum is present within half an hour of the time arranged, any two shareholders participating in the meeting, shall constitute a quorum.

Adoption of Resolutions

Our Amended Articles provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or our Amended Articles. A shareholder may vote in a general meeting in person, by proxy or by a written ballot.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, in order to change the rights attached to any class of shares, such change must be adopted by the board of directors and at a general meeting of the affected class or by a written consent of all the shareholders of the affected class.

Resolutions regarding the following matters must be passed at a general meeting of our shareholders:

● amendments to our Amended Articles;

● the exercise of our Board’s powers if our Board is unable to exercise its powers;

● appointment or termination of our auditors;

● appointment of directors, including external directors;

● approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law and any other applicable law;

● increases or reductions of our authorized share capital; and

● a merger (as such term is defined in the Companies Law).

The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Limitations on the Right to Own Securities in Our Company

There are no limitations on the right to own our securities.

Provisions Restricting Change in Control of Our Company

There are no specific provisions of our Amended Articles that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or our Subsidiary). However, as described below, certain provisions of the Companies Law may have such effect. The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or (2) the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. A “special” tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. In general, the tender offer may be consummated only if (1) at least 5% of the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Changes in Our Capital

The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

● increase our registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

● cancel any registered share capital which have not been taken or agreed to be taken by any person;

● consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares;

● subdivide our existing shares or any of them, our share capital or any of it, into shares of smaller nominal value than is fixed;

● reduce our share capital and any fund reserved for capital redemption in any manner, and with and subject to any incident authorized, and consent required, by the Companies Law; and

● reduce shares from our issued and outstanding share capital, in such manner that those shares shall be cancelled and the nominal par value paid for those shares will be registered on our books as capital fund, which shall be deemed as a premium paid on those shares which shall remain in our issued and outstanding share capital.

Access to Corporate Records

Under the Companies Law, all shareholders of a company generally have the right to review minutes of the company's general meetings, its shareholders register and principal shareholders register, articles of association, financial statements and any document it is required by law to file publicly with the Israeli Companies Registrar and the Israeli Securities Authority. Furthermore, any of our shareholders may request access to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Companies Law. However, we may deny such a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document's disclosure may otherwise prejudice our interests.

C. Material Contracts

We have not entered into any material contract within the two years prior to the date of this annual report on Form 20- F, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, or “Item 7.A. Major Shareholders” above.

D. Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our Ordinary Shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. The ownership or voting of our Ordinary Shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, is not restricted in any way by our Amended Articles or by the laws of the State of Israel.

E. Taxation.

Israeli Tax Considerations and Government Programs

The following is a description of the material Israeli income tax consequences of the ownership of our Ordinary Shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. As of January 2016, the corporate tax rate was 25%. As of January 1, 2017, the corporate tax rate was reduced to 24% and as of January 1, 2018, the corporate tax rate should be further reduced to 23%. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Tax Benefits and Grants for Research and Development

Tax Benefits for Research and Development

In general, Israeli tax law allows, under certain conditions, a tax deduction for expenditures for scientific research and development projects, for the year in which they are incurred. Expenditures related to scientific research and development projects, would be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the income Tax Ordinance, 1961. Expenditures for scientific research and development projects not so approved are deductible in equal amounts over three years. From time to time we may apply to the Office of the Chief Scientist for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Taxation of our Shareholders

In general, under an Israeli tax law an individual would be subject to capital gain tax rate of 25% or 30% if the is a substantial shareholder as defined below (in 2017). In addition, an individual would be subject to an "Additional Tax" of 3% on his income exceeding NIS 640,000 (in 2017). A corporation would be subject to capital gain at a rate of 24% (in 2017).

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. In general, under Israeli tax law, a non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation, whether directly or indirectly, by themselves or with others or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.- Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition of Business profits as industrial or commercial profits attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate in advance that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25% (in 2017), which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate would be 30% (in 2017). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. In addition, an individual would be subject to an "Additional Tax" of 3% on his income exceeding NIS 640,000 (in 2017).

U.S. Tax Considerations

The following is a general summary of certain material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below). This summary is based on the Internal Revenue Code (the “Code”), the regulations of the U.S. Department of the Treasury issued pursuant to the Code (the “Treasury Regulations”), the income tax treaty between the United States and Israel (the “U.S.-Israel Tax Treaty”), and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary is no substitute for consultation by prospective investors with their own tax advisors and does not constitute tax advice. This summary does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (including, without limitation, banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire our Ordinary Shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons who acquire our Ordinary Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own, indirectly, or by attribution) 10% or more of our shares, or persons that mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations, any U.S. federal estate, gift or alternative minimum tax considerations, or any U.S. federal tax consequences other than U.S. federal income tax consequences.

As used in this summary, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or that has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person.”

If an entity treated as a partnership for U.S. federal income tax purposes holds our Ordinary Shares, the tax treatment of such entity treated as a partnership and each person treated as a partner thereof generally will depend upon the status and activities of the entity and such person. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of our Ordinary Shares.

Prospective investors should be aware that this summary does not address the tax consequences to investors who are not U.S. Holders. Prospective investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of our Ordinary Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of U.S. Holders

Distributions. Subject to the discussion below under “Passive Foreign Investment Company,” a U.S. Holder that receives a distribution with respect to an Ordinary Sshare generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Israeli tax withheld from such distribution) when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any distributions in excess of our earnings and profits will be applied against and will reduce (but not below zero) the U.S. Holder’s tax basis in its Ordinary Shares, and, to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of our Ordinary Shares.

As noted above, we do not anticipate paying any cash dividends in the foreseeable future. If we were to pay dividends, we expect to pay such dividends in NIS. A dividend paid in NIS, including the amount of any Israeli taxes withheld, will be includible in a U.S. Holder’s income at a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Holder generally will not recognize a foreign currency gain or loss. However, if the U.S. Holder converts the NIS into U.S. dollars on a later date, the U.S. Holder must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into U.S. dollars. Such gain or loss generally will be ordinary income or loss and will be U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

Subject to certain significant conditions and limitations, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Holder may be credited against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted from the U.S. Holder’s taxable income. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Dividends paid on the Ordinary Shares generally will constitute income from sources outside the United States and be categorized as “passive category income” or, in the case of some U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. Because the rules governing foreign tax credits are complex, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Dividends paid on the Ordinary Shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Holders with respect to dividends received from U.S. corporations.

Certain distributions treated as dividends that are received by an individual U.S. Holder from a “qualified foreign corporation” generally qualify for a 20% reduced maximum tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is treated as a passive foreign investment company (“PFIC”) for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Dividends paid by us in a taxable year in which we are not a PFIC and with respect to which we were not a PFIC in the preceding taxable year are expected to be eligible for the 20% reduced maximum tax rate, although we can offer no assurances in this regard. However, any dividend paid by us in a taxable year in which we are a PFIC or were a PFIC in the preceding taxable year will be subject to tax at regular ordinary income rates (along with any applicable additional PFIC tax liability, as discussed below).

The additional 3.8% “net investment income tax” (described below) may apply to dividends received by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares. Subject to the discussion under “Passive Foreign Investment Company” below, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange, or other taxable disposition of our Ordinary Shares in an amount equal to the difference between the amount realized on the sale, exchange, or other taxable disposition and the U.S. Holder’s adjusted tax basis (determined under U.S. federal income tax rules) in such Ordinary Shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in our Ordinary Shares exceeds one year. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 20%) will apply to individual U.S. Holders. The deductibility of capital losses is subject to limitations. The gain or loss generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes, subject to certain possible exceptions under the U.S.-Israel Tax Treaty. The additional 3.8% “net investment income tax” (described below) may apply to gains recognized upon the sale, exchange, or other taxable disposition of our Ordinary Shares by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of their Ordinary Shares.

Passive Foreign Investment Company. In general, a non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income,” or (ii) on average at least 50% of its assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. Assets that produce or are held for the production of passive income include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on our income, assets, and activities for such year. We have not performed an analysis of our PFIC status for our taxable year ended December 31, 2016. In addition, our actual PFIC status for our current taxable year (2017) or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ended December 31, 2016 or any subsequent taxable year.

U.S. Holders should be aware of certain tax consequences of investing directly or indirectly in us due to our classification as a PFIC. A U.S. Holder is subject to different rules depending on whether the U.S. Holder makes an election to treat us as a “qualified electing fund,” referred to herein as a “QEF election,” for the first taxable year that the U.S. Holder holds Ordinary Shares, makes a “mark-to-market” election with respect to the Ordinary Shares, or makes neither election. An election to treat us as a QEF will not be available if we do not provide the information necessary to make such an election. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election.

QEF Election. One way in which certain of the adverse consequences of PFIC status can be mitigated is for a U.S. Holder make a QEF election. Generally, a shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings and net capital gain of the QEF, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. An election to treat us as a QEF will not be available if we do not provide the information necessary to make such an election. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election.

Mark-to-Market Election. Alternatively, if our Ordinary Shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our Ordinary Shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our Ordinary Shares at the end of the taxable year over such holder’s adjusted tax basis in such Ordinary Shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in our Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to- market election. A U.S. Holder’s tax basis in our Ordinary Shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our Ordinary Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our Ordinary Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. A class of stock is regularly traded on an exchange during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. To be marketable stock, our Ordinary Shares must be regularly traded on a qualifying exchange (i) in the United States that is registered with the SEC or a national market system established pursuant to the Exchange Act or (ii) outside the United States that is properly regulated and meets certain trading, listing, financial disclosure and other requirements. Our Ordinary Shares are not currently “marketable stock.”

A mark-to-market election will not apply to our Ordinary Shares held by a U.S. Holder for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any PFIC subsidiary that we own. Each U.S. Holder is encouraged to consult its own tax advisor with respect to the availability and tax consequences of a mark-to-market election with respect to our Ordinary Shares.

Each U.S. Holder should consult its own tax adviser with respect to the applicability of the “net investment income tax” (discussed below) where a mark-to-market election is in effect.

Default PFIC Rules. A U.S. Holder who does not make a timely QEF election (we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a QEF election) or a mark-to-market election, referred to in this summary as a “Non-Electing U.S. Holder,” will be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Holder on the Ordinary Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Holder in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of such Ordinary Shares. Under these rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Holder’s holding period for such Ordinary Shares;

•	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If a Non-Electing U.S. Holder who is an individual dies while owning our Ordinary Shares, the Non-Electing U.S. Holder’s successor would be ineligible to receive a step-up in tax basis of such Ordinary Shares. Non-Electing U.S. Holders should consult their tax advisors regarding the application of the “net investment income tax” (described below) to their specific situation.

To the extent a distribution on our Ordinary Shares does not constitute an excess distribution to a Non-Electing U.S. Holder, such Non-Electing U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. The tax consequences of such distributions are discussed above under “Taxation of U.S. Holders—Distributions.” Each U.S. Holder is encouraged to consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution on our Ordinary Shares.

If we are treated as a PFIC for any taxable year during the holding period of a Non-Electing U.S. Holder, we will continue to be treated as a PFIC for all succeeding years during which the Non-Electing U.S. Holder is treated as a direct or indirect Non-Electing U.S. Holder even if we are not a PFIC for such years. A U.S. Holder is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of Code Section 1298(b)(1) (which will be taxed under the adverse tax rules described above).

We may invest in the equity of foreign corporations that are PFICs or may own subsidiaries that own PFICs. If we are classified as a PFIC, under attribution rules, U.S. Holders will be subject to the PFIC rules with respect to their indirect ownership interests in such PFICs, such that a disposition of the Ordinary Shares of the PFIC or receipt by us of a distribution from the PFIC generally will be treated as a deemed disposition of such Ordinary Shares or the deemed receipt of such distribution by the U.S. Holder, subject to taxation under the PFIC rules. There can be no assurance that a U.S. Holder will be able to make a QEF election or a mark-to-market election with respect to PFICs in which we invest. Each U.S. Holder is encouraged to consult its own tax advisor with respect to tax consequences of an investment by us in a corporation that is a PFIC.

In addition, U.S. Holders should consult their tax advisors regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of ordinary shares in a PFIC, including IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund.

The U.S. federal income tax rules relating to PFICs, QEF elections, and mark-to market elections are complex. U.S. Holders are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of our Ordinary Shares, any elections available with respect to such Ordinary Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of our Ordinary Shares.

Certain Reporting Requirements

Certain U.S. Holders must report information on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to their investments in certain “foreign financial assets,” which would include an investment in our Ordinary Shares, if the aggregate value of all of those assets exceeds certain thresholds. This reporting requirement applies to individuals and certain U.S. entities.

U.S. Holders who fail to report required information could become subject to substantial penalties. U.S. Holders should consult their tax advisors regarding the possible implications of these reporting requirements arising from their investment in our Ordinary Shares.

Backup Withholding Tax and Information Reporting Requirements

Payments in respect of Ordinary Shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 28%. Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Medicare Tax on Investment Income

Certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax, or “net investment income tax,” on unearned income. For individuals, the additional net investment income tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes, among other things, passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional net investment income tax resulting from their ownership and disposition of our Ordinary Shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. You may read and copy the annual report on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We maintain a corporate website http://www.todosmedical.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report on Form 20-F. We have included these website addresses in this annual report on Form 20-F solely as inactive textual references.

I. Subsidiary Information.

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our operations, we are exposed to certain market risks, primarily changes in foreign currency exchange rates and interest rates.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest.

Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of NIS/U.S. dollar exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. Dollar/NIS exchange rate would increase/decrease our loss for 2016 by 1.4% and 2.8%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations. We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In March 2017, our shareholders approved our Amended Articles, pursuant to which all shareholders have equal rights. As a result, our preferred shares were converted into ordinary shares. In addition, DPH's rights to appoint two directors to our Board expired and any additional veto rights in respect of other decisions also expired.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2016, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2016, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We do not currently have an audit committee financial expert on our board. Subject to the general meeting of our shareholders approving her appointment, our Board determined that Mrs. Ronit Even-Zahav shall serve as our audit committee financial expert following the establishment of our audit committee by our board.

ITEM 16B. CODE OF ETHICS

We have adopted a written code of ethics that applies to our officers and employees. Our Code of Business Conduct and Ethics is posted on our website at www.todosmedical.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fahn Kanne & Co. Grant Thornton Israel has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2015 and 2016. The following table provides information regarding fees paid by us to Fahn Kanne & Co. Grant Thornton Israel for all services, including audit services, for the years ended December 31, 2015 and 2016:

	Year Ended December 31,
	2015	2016
Audit Fees (1)	$42,000	$42,000
Audit Related Fees	0	0
Tax Fees (2)	0	0
All other Fees	0	0
Total:	$42,000	$42,000

"Audit fees" are aggregate fees for audit services, including fees associated with the annual audit, reviews of our quarterly financial results submitted in Reports of Foreign Private Issuer on Form 6-K, consultation on various accounting issues and audit services provided in connection with other statuary or regulatory filings.

“Tax fees” are fees for tax services rendered by our auditors for tax compliance and for general tax consulting.

Pre-Approval of Auditors’ Compensation

As we do not currently have an audit committee, our Board pre-approves the engagement of our independent registered public accounting firm to perform certain audit and non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit	Description
1.1

Amended and Restated Articles of Association of Todos Medical Ltd. (filed as Exhibit 99.1 to the Company's current report on Form 6-K (File No. 333-209744) filed on March 30, 2017, and incorporated herein by reference).

2.1	Form of Warrant (filed as Exhibit 4.1 to the Company's registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).
4.1

Research and License Agreement with B.G. Negev Technologies and Applications Ltd. and Mor Research Applications Ltd., dated April 26, 2010, as amended June 25, 2012 (filed as Exhibit 10.1 to the Company's registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).

4.2	Addendum No. 2 to Research and License Agreement Dated April 8, 2010, as amended on June 25, 2012 with B.G. Negev Technologies and Applications Ltd. and Mor Research Applications Ltd.
4.3

Employment Agreement, dated January 1, 2012, between Todos Medical Limited and Udi Zelig (filed as Exhibit 10.2 to the Company's registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).

4.4

Employment Agreement, dated August 18, 2015, between Todos Medical Limited and Rami Zigdon (filed as Exhibit 10.3 to the Company's registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).

4.5	Summary English Translation of Lease Agreement for Corporate Offices in Rehovot, Israel (filed as Exhibit 10.4 to the Company's registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).
4.6

Share Purchase Agreement with D.P.H. Investments Ltd. and Group of Investors, dated October 7, 2014, as amended August 2015 (filed as Exhibit 10.5 to the Company's registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).

4.7

Loan Agreement with Yitzhak Ostrovitzky, dated September 29, 2015, as amended November 12, 2015 (filed as Exhibit 10.6 to the Company's registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).

4.8

Todos Medical Ltd. 2015 Israeli Share Option Plan (filed as Exhibit 10.7 to the Company's registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).

4.9

Consulting Agreement with Iberica Investments LLC (filed as Exhibit 10.8 to the Company's registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).

4.10	Assignment of Consulting Agreement to A.S. Iber Israel Ltd. by Iberica Investments LLC.
4.11	Services Agreement, dated January 19, 2017, between Todos Medical Ltd. and Shlomo Zakai, CPA
4.12	Employment Agreement, dated March 16, 2017, between Todos Medical Singapore Pte Ltd. and Dr. Wee Yue Chew and warrant agreement, dated March 16, 2017, between Todos Medical Ltd. and Dr. Wee Yue Chew.
8.1	List of Subsidiaries, filed as Exhibit 21.1 to Company's amended registration statement on Form F-1/A (File No. 333-209744) filed on July 27, 2016, and incorporated herein by reference.
12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.
13.2	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350, furnished herewith.
101.INS	XBRL Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Date: April 28, 2017

TODOS MEDICAL LTD.

By: /s/ Rami Zigdon

Rami Zigdon

Chief Executive Officer

TODOS MEDICAL LIMITED

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

TODOS MEDICAL LIMITED

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

Fahn Kanne & Co.
Head Office
32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101

T +972 3 7106666
F +972 3 7106660
www.gtfk.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Todos Medical Limited

We have audited the accompanying balance sheets of Todos Medical Limited (the “Company”) as of December 31, 2016 and 2015, and the related statements of comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Todos Medical Limited as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1C to the financial statements, the Company has incurred net losses since its inception, and has not yet generated any revenues. As of December 31, 2016, there is an accumulated deficit of $2,560,440.  These conditions, along with other matters as set forth in Note 1C, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL

Tel-Aviv, Israel

April 28, 2017

TODOS MEDICAL LIMITED

BALANCE SHEETS

(U.S. dollars except share and per share data)

	December 31,	December 31,
	2016	2015
Assets
CURRENT ASSETS:
Cash and cash equivalents	$439,077	$155,678
Other current assets	20,874	27,017
Total current assets	459,951	182,695

PROPERTY AND EQUIPMENT, Net	123,861	109,585

Total assets	$583,812	$292,280

Liabilities and Shareholders' Deficit
CURRENT LIABILITIES:
Accounts payables	$21,874	$7,383
Other current liabilities	28,303	36,125
Liability for minimum royalties – current maturity	85,000	35,000
Total current liabilities	135,177	78,508

LONG TERM LIABILITIES
Long term loan from shareholders	$592,868	$608,435
Warrants liability, at fair value	259,716	132,847
Total long-term liabilities	852,584	741,282

Total liabilities	987,761	819,790

COMMITMENTS AND CONTINGENT LIABILITIES (note 9)

SHAREHOLDERS' DEFICIT:
Preferred Shares of NIS 0.01 par value each: Authorized: 10,000,000 shares at December 31, 2016 and 2015. Issued and outstanding: 3,333,471 shares and 3,096,195 shares at December 31, 2016 and 2015, respectively	9,424	8,810
Ordinary Shares of NIS 0.01 par value each: Authorized: 990,000,000 shares at December 31, 2016 and 2015. Issued and outstanding: 63,577,734 shares and 58,955,900 shares at December 31, 2016 and 2015, respectively	166,723	154,781
Additional paid-in capital	1,980,344	1,215,878
Accumulated deficit	(2,560,440)	(1,906,979)
Total shareholders’ deficit	(403,949)	(527,510)
Total liabilities and shareholders’ deficit	$583,812	$292,280

The accompanying notes are an integral part of the financial statements.

TODOS MEDICAL LIMITED

STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars)

	Year ended
	December 31
	2016	2015	2014

OPERATING EXPENSES
Research and development expenses, net	$317,907	$374,023	$336,474
General and administrative expenses	410,982	456,957	64,372
Operating loss	728,889	830,980	400,846

FINANCIAL INCOME, net	(75,428)	(12,439)	(78,779)

COMPREHENSIVE LOSS	$653,461	$818,541	$322,067

Net loss per ordinary share - basic and diluted	$(0.01)	$(0.02)	$(0.01)

Basic and diluted weighted average number of ordinary shares outstanding	62,467,556	45,190,017	28,450,908

The accompanying notes are an integral part of the financial statements.

TODOS MEDICAL LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

(U.S. dollars, except share and per share data)

	Preferred shares, NIS 0.01 Par Value		Ordinary shares, NIS 0.01 Par Value
	Shares	Amount	Shares	Amount	Receipts on account of shares	Additional paid-in capital	Accumulated deficit	Total Shareholders' deficit

BALANCE AT JANUARY 1, 2014	3,000,000	$8,562	27,000,000	$72,444	$-	$88,543	$(766,371)	$(596,822)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2014:
Issuance of ordinary shares, net of issuance expenses	-	-	6,352,200	17,048	-	256,792	-	273,840
Proceeds on account of ordinary shares	-	-	-		57,356	-	-	57,356
Loss for the year	-	-	-		-	-	(322,067)	(322,067)
BALANCE AT DECEMBER 31, 2014	3,000,000	8,562	33,352,200	89,492	57,356	345,335	(1,088,438)	(587,693)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015:
Issuance of ordinary shares and warrants, net of issuance expenses	-	-	24,479,800	62,395	-	597,090	-	659,485
Ordinary shares issued, for previous receipts for shares	-	-	123,900	355	(57,356)	57,001	-	-
Stock-based compensation	96,195	248	1,000,000	2,539	-	216,452	-	219,239
Loss for the year	-	-	-	-	-	-	(818,541)	(818,541)
BALANCE AT DECEMBER 31, 2015	3,096,195	8,810	58,955,900	154,781	-	1,215,878	(1,906,979)	(527,510)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016:
Stock-based compensation	237,276	614	-	-	-	160,816	-	161,430
Issuance of ordinary shares, net of issuance expenses	-	-	4,518,406	11,669	-	554,900	-	566,569
Exercise of stock options	-	-	103,428	273	-	-	-	273
Stock-based compensation for consulting services	-	-	-	-	-	48,750	-	48,750
Loss for the year	-	-	-	-	-	-	(653,461)	(653,461)
BALANCE AT DECEMBER 31, 2016	3,333,471	9,424	63,577,734	166,723	-	1,980,344	(2,560,440)	(403,949)

The accompanying notes are an integral part of the financial statements.

TODOS MEDICAL LIMITED

STATEMENTS OF CASH FLOWS

(U.S. dollars)

	Year ended
	December 31
	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(653,461)	$(818,541)	$(322,067)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	20,695	11,898	434
Liability for minimum royalties	50,000	35,000	-
Changes in fair value of warrants liability	(117,577)	(35,188)	-
Stock-based compensation	210,180	219,239	-
Financing expenses of long-term loans & other Shekel denominated balances	7,962	(8,201)	(73,322)
Decrease (increase) in other current assets	6,143	37,374	(1,616)
Increase (decrease) in accounts payables	14,491	(7,995)	6,965
Decrease (increase) in other current liabilities	(7,822)	(48,240)	72,058
Net cash used in operating activities	(469,389)	(614,654)	(317,548)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(34,971)	(117,788)	(2,021)
Net cash used in investing activities	(34,971)	(117,788)	(2,021)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds allocated to ordinary shares, net	566,569	659,485	273,840
Proceeds allocated to warrants	244,446	168,035	-
Proceeds from exercise of stock options	273	-	-
Proceeds on receipts on account of ordinary shares	-	-	57,356
Repayments of shareholders loans	(23,529)	-	-
Proceeds from shareholders loans	-	-	30,432
Net cash provided by financing activities	787,759	827,520	361,628

INCREASE IN CASH AND CASH EQUIVALENTS	283,399	95,078	42,059

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	155,678	60,600	18,541

CASH AND CASH EQUIVALENTS AT END OF YEAR	$439,077	$155,678	$60,600

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$-	$-	$-

The accompanying notes are an integral part of the financial statements.

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – GENERAL

A.	Operations

Todos Medical Limited (the "Company") was incorporated under the laws of Israel and commenced its operations on April 22, 2010. The Company engages in the development of a series of patient-friendly blood tests for the purpose of early detection of a variety of cancers. The method incorporates biochemistry, physics and signal processing and is based on the cancer’s influence on the immune system which triggers biochemical changes in peripheral blood mononuclear cells. These changes are measured by spectroscopy and examined through a processing algorithm.

The Company’s products in development currently consist of individual kits being developed for blood test detection of breast cancer (TB), and colorectal cancer (TC). Since inception, the Company’s operations have been limited to developing the products and raising capital to fund this development. The Company has not generated any revenues to date.

On January 27, 2016, the Company incorporated a wholly owned subsidiary in Singapore under the name: Todos Medical (Singapore) Pte Ltd. ("Todos Singapore") for the purpose of conducting clinical trials in the future in Singapore and to obtain possible Singapore government grants to partially finance the conducting of such operations. As of December 31, 2016, Todos Singapore has not yet commenced its business operations and as a result, consolidated financial statements were not prepared.

On March 18, 2016 the Company filed a Form F-1/A with the United States Securities Exchange Commission ("SEC"), applying for the registration of the Company's shares, so that the Company may apply for a listing on the OTCBB exchange. In August 2016, Company's registration statements were declared effective and Company's shares began to be quoted on OTCQB under the symbol TOMDF.

B.	Share split and bonus shares

In March 2015, the board of directors approved a split of shares so that each 1 share of par value NIS 0.1 was split to 10 shares of par value NIS 0.01. In addition, during March 2015, the board of directors approved the grant of 29 bonus shares for each 1 share of the Company held by every shareholder. Unless otherwise noted, all shares and per share amounts for all periods prior to 2015 have been retroactively restated to reflect the split and bonus shares issuance.

C.	Going concern uncertainty

The Company devoted substantially all of its efforts to research and development and raising capital, and has not yet generated any revenues. The development and commercialization of the Company's products are expected to require substantial further expenditures. The Company has not yet generated any revenues from operations, and therefore it is dependent upon external sources for financing its operations. Since inception, the Company has incurred accumulated losses of $2,560,440, shareholders’ deficit of $403,949 and negative operating cash flow for all the periods since inception. Management has considered the significance of such condition in relation to the Company's ability to meet its current obligations and to achieve its business targets and determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company plans to finance its operations through the sale of equity and to the extent available, short-term and long-term loans. There can be no assurance that the Company will succeed in obtaining the necessary financing to continue its operations as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – GENERAL (continue)

D.	Risk factors

The Company has a limited operating history and faces a number of risks, including uncertainties regarding finalization of the development process, demand and market acceptance of the Company's products, the effects of technological changes, competition and the development of products by competitors. Additionally, other risk factors also exist, such as the ability to manage growth and the effect of planned expansion of operations on the Company's future results. In addition, the Company expects to continue incurring significant operating costs and losses in connection with the development of its products and marketing efforts. The Company has not yet generated any revenues from its operations to fund its activities and therefore the Company is dependent on the receipt of additional funding in order to continue its operations (See Note 1 C).

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

A.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions relate to the going concern assumptions.

B.	Functional currency

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S dollar (“$” or “dollar"). Thus, the functional currency of the Company is the dollar (which is also the reporting currency of the Company).

Balances denominated in, or linked to, foreign currencies are stated on the basis of the exchange rates prevailing at the balance sheet date. For foreign currency transactions included in the Statements of Comprehensive Loss, the exchange rates applicable to the relevant transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances, are accounted for under Financing income or expenses, as applicable.

	2016	2015	2014

Official exchange rate of 1 NIS to US dollar at end of year	0.260	0.256	0.257

C.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments which include short term bank deposits (up to three months from date of deposit), that are not restricted as to withdrawals or use that are readily convertible to cash with maturities of three months or less as of the date acquired.

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (continue)

D.	Property, plant and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. When an asset is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition is reflected in the Statements of Comprehensive Loss.

Rate of depreciation	%

Laboratory equipment	15
Furniture and equipment	7-15
Computers	33.3
Vehicle	15

E.	Impairment of long-lived assets

The Company's long-lived assets are reviewed for impairment in accordance with Accounting Standards Codification (“ASC”) Topic 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. To date the Company did not incur any impairment losses.

F.	Deferred income taxes

The Company accounts for income taxes in accordance with ASC Topic 740, "Income Taxes". Accordingly, deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the enacted tax rates expected to be in effect when these differences reverse. Valuation allowances in respect of deferred tax assets are provided for, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2016, 2015 and 2014 financial statements and did not recognize any liability with respect to an unrecognized tax position in its balance sheets.

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (continue)

G.	Liability for employee rights upon retirement

Israeli employees are entitled to severance pay of one month's salary for each year of employment, or a portion thereof. The Company satisfies its full obligation with respect to its Israeli employees by contributing one month of the employees’ salary for each year of service into a fund managed by a third party. Neither the obligation, nor the amounts deposited on behalf of the employees for such obligation are recorded on the Balance Sheet, as the Company is legally released from the obligation to the employees once the amounts have been deposited.

Severance expenses for the year ended December 31, 2016, 2015 and 2014 amounted to $11,270, $9,609 and $10,252, respectively.

H.	Research and development expenses

Research and development expenses are charged to operations as incurred. Grants received by the Company from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor (the "OCS") for the development of approved projects are recognized as a reduction of expenses against the related costs incurred.

I.	Royalty-bearing grants

Royalty-bearing grants from the OCS for funding approved research and development projects are recognized at the time the Company is entitled to such grants (i.e. at the time that there is reasonable assurance that the Company will comply with the conditions attached to the grant and that there is reasonable assurance that the grant will be received), on the basis of the costs incurred and reduce research and development costs - see Note 9a. and Note 12. The cumulative research and development grants received by the Company from inception through December 2016 amounted to $272,237, with $110,220 being recorded in 2016 and the remaining balance prior to that year.

As of December 31, 2016 and 2015, the Company did not accrue for or pay any royalties to the OCS as no revenue has yet been generated.

J.	Basic and diluted loss per ordinary share

Basic loss per ordinary share is computed by dividing the loss for the period applicable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the period. Securities that may participate in dividends with the ordinary shares (such as the convertible preferred) are considered in the computation of basic loss per share under the two class method. However, in periods of net loss, only the convertible preferred shares are considered, since such shares have a contractual obligation to share in the losses of the Company, in accordance with the guidance of ASC Topic 260-10.

In computing diluted loss per share, basic loss per share is adjusted to reflect the potential dilution that could occur upon the exercise of potential shares. Accordingly, in periods of net loss, no potential shares are considered.

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (continue)

K.	Stock-based compensation

The Company measures and recognizes the compensation expense for all equity-based payments to employees based on their estimated fair values in accordance with ASC 718, “Compensation-Stock Compensation”. Share-based payments including grants of stock options are recognized in the statement of comprehensive loss as an operating expense based on the fair value of the award at the date of grant. The fair value of stock options granted is estimated using the Black-Scholes option-pricing model. The Company has expensed compensation costs, net of estimated forfeitures, applying the accelerated vesting method, over the requisite service period or over the implicit service period when a performance condition affects the vesting, and it is considered probable that the performance condition will be achieved.

Share-based payments awarded to consultants (non-employees) are accounted for in accordance with ASC Topic 505-50, "Equity-Based Payments to Non-Employees".

L.	Fair Value Measurements

The Company measures and discloses fair value in accordance with the Financial Accounting Standards Board ("FASB"), Accounting Standards Codification 820, Fair Value Measurements and Disclosures ("ASC Topic 820"). ASC Topic 820 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2 – pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 – pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Level 3 inputs are considered as the lowest priority within the fair value hierarchy. The valuation of the short-term liability relating to the warrants issued to the unit owners (see Note 7) falls under this category.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The fair value of cash and cash equivalents is based on its demand value, which is equal to its carrying value. Additionally, the carrying value of all other short term monetary assets and liabilities are estimated to be equal to their fair value due to the short-term nature of these instruments.

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (continue)

M.	Warrants Liability

During 2016 and 2015, the Company issued 4,518,406 and 3,106,000 warrants, respectively, to purchase shares of the Company’s ordinary stock in connection with a Private Placement Memorandum ("PPM", See also Note 10.F.). The Company accounted for these warrants as a liability measured at fair value due to a provision included in the warrants agreement that provides the warrants holders with an option to require the Company to purchase their warrants for cash in an amount equal to their Black-Scholes Option Pricing Model value (the Black-Scholes Model), in the event that certain fundamental transactions (which some of them are not considered solely within the control of the Company) as defined, occur. The fair value of the warrants liability is estimated using the Black-Scholes Model which requires inputs such as the expected term of the warrants, share price volatility and risk-free interest rate. These assumptions are reviewed on a regular basis and changes in the estimated fair value of the outstanding warrants are recognized each reporting period in the “Financial Expense, net” line in operations. As of December 31, 2016 and 2015 all of the warrants remained outstanding.

N.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents as well as certain other current assets that do not amount to a significant amount. Cash and cash equivalents, which are primarily held in Dollars and New Israeli Shekels, are deposited with major banks in Israel. Management believes that such financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments. The Company does not have any significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

O.	Contingencies

The Company records accruals for loss contingencies arising from claims, litigation and other sources when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available. Legal costs incurred in connection with loss contingencies are expensed as incurred.

P.	Adoption of New Accounting Standards

ASC Update 2014-15 “Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern"

In August 2014, the FASB issued ASC Update 2014-15, "Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern" ("ASU 2014-15"). ASU 2014-15 provide guidance on management’s responsibility in evaluating whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). ASU 2014-15 also provide guidance related to the required disclosures as a result of management evaluation.

The amendments in ASU 2014-15 became effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Management applied the guidance of ASU 2014-15 to these financial statements and has determined that there is a substantial doubt about the Company’s ability to continue as a going concern. Certain disclosures were updated to conform to the disclosures required under ASU 2014-15.

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (continue)

Q.	Newly issued accounting pronouncements:

ASC Update 2014-09 “Revenue from Contracts with Customers (Topic 606)” and Related Updates

In May of 2014, the FASB issued ASC Update 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASC Update 2014-09 provides guidance for the recognition, measurement and disclosure of revenue related to the transfer of promised goods or services to customers. This update was effective for fiscal years beginning after December 15, 2016, for which early adoption was prohibited.

However, in August of 2015, the FASB issued ASC Update 2014-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” deferring the effective date of ASC Update 2014-09 to fiscal years beginning after December 15, 2017 (the first quarter of fiscal year 2018 for the Company), and permitting early adoption of this update, but only for annual reporting periods beginning after December 15, 2016, and interim reporting periods within that reporting period.

During 2016, the FASB issued several Accounting Standard Updates that focuses on certain implementation issues of the new revenue recognition guidance including Narrow-Scope Improvements and Practical Expedients, Principal versus Agent Considerations and Identifying Performance Obligations and Licensing.

An entity should apply the amendments in this ASU using one of the following two methods: 1. retrospectively to each prior reporting period presented with a possibility to elect certain practical expedients, or, 2. Retrospectively with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application. If an entity elects the latter transition method, it also should provide certain additional disclosures.

The Company intends to adopt ASU 2014-09 as of January 1, 2018. The Company is in the process of evaluating the impact of ASU 2014-09 on its potential revenue streams, if any, and on its financial reporting and disclosures. Management is expecting to complete the evaluation of the impact of the accounting and disclosure changes on the business processes, controls and systems throughout 2017. Since the company did not report any revenues since its inception, management believes that the adoption of ASU 2014-09 will not have significant impact on its financial statements.

ASC Update 2016 - 02 “Leases (Topic 842): Section A – Leases: Amendments to the FASB Accounting Standards Codification; Section B – Conforming Amendments Related to Leases: Amendments to the FASB Accounting Standards Codification; Section C – Background Information and Basis for Conclusions”

In February of 2016, the FASB issued ASC Update 2016 - 02, “Leases (Topic 842): Section A – Leases: Amendments to the FASB Accounting Standards Codification; Section B – Conforming Amendments Related to Leases: Amendments to the FASB Accounting Standards Codification; Section C – Background Information and Basis for Conclusions.” ASC Update 2016-02 amends guidance related to the recognition, measurement, presentation and disclosure of leases for lessors and lessees. This update is effective for fiscal years beginning after December 15, 2018, including the interim periods within those years, with early adoption permitted. The Company is in the process of evaluating the effect that ASU 2016-02 will have on the results of operations and financial statements.

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (continue)

ASC Update 2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”

In June 2016, the FASB issued ASC Update 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASC Update 2016-13 revised the criteria for the measurement, recognition, and reporting of credit losses on financial instruments to be recognized when expected. This update is effective for fiscal years beginning after December 15, 2019, including the interim periods within those years, with early adoption permitted for fiscal years beginning after December 15, 2018, including interim periods within those years. Adoption is not expected to have a material effect on its results of operations, financial position, and cash flows.

ASC Update (ASU) No. 2016-09 "Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting"

In March 2016, the FASB has issued ASC Update (ASU) No. 2016-09, "Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting". The amendments are intended to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees.

Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. The amendments also simplify two areas specific to private companies.

For public companies, the amendments are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period periods (i.e., in the first quarter of 2017 for calendar year-end companies).

The Company is in the process of assessing the impact, if any, of ASU 09-2016 on its financial statements.

NOTE 3 – CASH AND CASH EQUIVALENTS

	December 31,
	2016	2015
	US Dollars	US Dollars

Amounts held in U.S Dollar	233,531	46,510
Amounts held in other currencies	205,546	109,168
	439,077	155,678

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENT

NOTE 4 – OTHER CURRENT ASSETS

	December 31,
	2016	2015
	US Dollars	US Dollars

Deposits	6,943	6,073
Other	13,931	20,944
	20,874	27,017

NOTE 5 – PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2015
	US Dollars	US Dollars

Laboratory equipment	139,865	111,758
Computers	2,161	2,161
Vehicle	5,204	-
Furniture and equipment	10,299	8,639
	157,529	122,558
Less - accumulated depreciation	(33,668)	(12,973)
Total property and equipment, net	123,861	109,585

Related depreciation expense was $20,695 in 2016, $11,898 in 2015 and $434 in 2014.

NOTE 6 – OTHER CURRENT LIABILITIES

	December 31,
	2016	2015
	US Dollars	US Dollars

Accrued payroll and related taxes	16,464	13,140
Provision for vacation	4,862	3,560
Accrued expenses and other	3,691	-
Related parties - current account	3,286	19,425
	28,303	36,125

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – WARRANTS LIABILITY, AT FAIR VALUE

The Company allocated approximately $244,000 and $168,000, for the years ended December 31, 2016 and 2015, respectively, of proceeds from its units under the Private Placement Memorandum ("PPM", See also Note 10.F. and 2.M.) to the fair value of 4,518,406 and 3,106,000 warrants issued during 2016 and 2015, respectively, in connection with the PPM that are classified as a liability. The warrants are classified as a liability because of provisions in such warrants that allow for the net cash settlement of such warrants in the event of certain fundamental transactions, as defined in the warrant agreement (some of which are not considered solely within the control of the Company). The valuation of the warrants is determined using the Black-Scholes Model. This model uses inputs such as the exercise price of the warrant, volatility, risk free interest rate and expected life of the instrument. The Company has determined that the warrants liability fair value measurement should be classified within Level 3 of the fair value hierarchy by evaluating each input for the Black-Scholes Model against the fair value hierarchy criteria and using the lowest level of input as the basis for the fair value classification. There are six inputs: price of the Company’s common stock on the day of evaluation; the exercise price of the warrants; the remaining term of the warrants; the volatility of the Company’s common stock (subject to a predetermined minimum as defined in the warrant agreement); annual rate of dividends; and the risk free rate of return. Of those inputs, the exercise price of the warrants and the remaining term are readily observable in the warrants agreement. The annual rate of dividends is based on the Company’s expectation of not declaring dividends during the term of the warrants. The price of the Company’s common stock would fall under Level 2. The risk free rate of return is a Level 2 input, while the volatility is a Level 3 input in accordance with the fair value accounting guidance. Since the lowest level input is a Level 3 input, the Company determined the warrants liability fair value measurement is most appropriately classified within Level 3 of the fair value hierarchy. This liability is subject to fair value mark-to-market adjustment each reporting period. The calculated value of the warrants liability was determined using the Black-Scholes option-pricing model with the following assumptions: the initial warrants liability valuation has an expected life of 3.0 years, expected annual minimum volatility of 100% and a risk free rate of 1.0%. The assumptions used for the December 31, 2016 and 2015 warrants liability valuation was a weighted average expected life of 1.89 and 2.4 years as of December 31, 2016 and 2015 respectively, expected annual minimum volatility of 100% and a risk free rate of 1.0%. As a result, the Company recognized the change in the fair value of the warrant liability as a non-operating expense of $117,577 and $35,188 for the years ended December 31, 2016 and 2015, respectively. The resulting fair value of the warrant liability at December 31, 2016 and 2015 was $259,716 and $132,847, respectively, and is reflected in the accompanying balance sheets.

NOTE 8 – LONG-TERM LOANS FROM SHAREHOLDERS

During the years 2011-2014, the Company received loans from shareholders (two separate lenders). The loans mature on December 31, 2019 and bear no interest. The loans are denominated in New Israel Shekels (NIS) and are linked to the Israeli consumer price index as of January 1, 2015. The loans may be prepaid by the Company from time to time according to the Company's cash availability.

During 2016, the Company repaid one of the lenders an aggregated amount of $23,529 on account of the loan (2015 and 2014 – no repayments of the loans from shareholders were made).

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 9 – COMMITMENT AND CONTINGENT LIABILITIES

A.	From 2012 through 2013, the Company received grants from the OCS (Office of the Chief Scientist) in the total amount of $162,017, for its plans to develop a series of patient-friendly blood tests that enable the early detection of a variety of cancers (the “Development Plan”). The Company is required to pay royalties to the OCS at a rate of 3% in the first three years and 3.5% starting from the fourth year, of the proceeds from the sale of the Company's products arising from the Development Plan up to an amount equal to $162,017, plus interest from the date of the grant. The total amount including interest is approximately $167,000. Such contingent obligation has no expiration date. During 2016, the OCS approved further grants (under same terms) up to a maximum amount of approximately $185,000, of which the Company received $110,220. The receipt of such amounts are dependent on numerous conditions being met.

B.	At inception of the Company, the Company entered into a license agreement with B.G. Negev Technologies and Applications Ltd (a wholly owned subsidiary of Ben Gurion University – Israel) & Mor Research Applications Ltd. (a wholly owned subsidiary of Clalit Medical Services – Israel) [the “Licensors”] in which the Company obtained an exclusive world-wide license to develop, research, commercialize, produce, market and sub-license, products based on the Licensors’ technology. The Company’s technology is built on this license which is therefore material to the Company. According to the license agreement, future royalties would be paid to the licensors based on the following royalty rates:

On net sales of:	%
• leukemia related products	3.0
• other products	2.5
• in certain limited circumstances, rates may be reduced to	2.0

On fixed sublicense income (with no sublicense income on sales by sub licensee):	%
• leukemia related products	20.0
• other products	15.0

On fixed sublicense income (with sublicense income on sales by sub licensee):	%
• leukemia related products	10.0
• other products	7.5

Without any connection to the Company’s income, the Company is required to pay minimum royalties to the Licensors according to the following schedule (subject to the termination clause described below):

1.  Year 2015 - $10,000

2.  Year 2016 - $25,000

3.  Year 2017 and on - $50,000 per year.

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 9 – COMMITMENT AND CONTINGENT LIABILITIES (continue)

In any specific year, the total royalties payable to the Licensors shall be the higher of:

•	the regular royalties based on the royalty rates as described above and
•	the minimum royalties.

The minimum royalties will be paid to the Licensors regardless of whether the Company succeeds in generating revenues from sales of the products arising from the usage of the Licensors' technology.

The license agreement is for an unlimited term, unless terminated earlier by either of the parties. Each party is entitled to terminate the agreement as a result of a material breach or a failure to comply with a material term by the other party, as a result of liquidation or insolvency of the other party ("Termination for Cause"). In addition, the Company is entitled to terminate the agreement if at any time, during the period of 7 years following the effective date of the transaction, the Company, at its sole discretion, determines that commercialization of the leukemia licensed products is not commercially viable. After such period, the Company is not entitled to terminate this license agreement other than in accordance with the Termination for Cause provisions. As of December 31, 2016, the Company had not yet reached a determination regarding the probability of the commercialization of the licensed products.

As this 7 years' period had not passed as at December 31, 2016 and as the Company may terminate the agreement at any time, the Company accrued the amount of the non-cancellable minimum royalties as a current liability, only in respect of the amounts owing until the end of December 31, 2016, but did not recognize any future liability with respect to the commitment to pay minimum royalties to the Licensors for any future periods.

After the balance sheet date, the Company and the Licensors agreed on an amendment to the agreement in respect of the years 2015, 2016 and 2017, according to which the minimum royalties payable to the Licensors shall be paid on the earlier of (i) August 1, 2017; and (ii) within 3 days following the date on which the Company shall have received an equity investment with net proceeds of not less than $10,000,000.

C.	In January 2015, the Company signed a one-year lease agreement for the lease of 108 sq.m. of office space in Rehovot, Israel for a monthly consideration of NIS 6,780 (approximately $1,750). The lease was renewed by the Company for an additional term of two years at NIS 7,000 (approximately $ 1,800) per month. Lease payments are linked to the Israeli CPI based on the CPI published on February 15, 2015, which until December 31, 2016, has not changed significantly. The total future lease commitments from January 2017 and onwards (until December 2017) is approximately NIS 91,000 ($23,000).

D.	In October 2015, the Company signed an agreement with a non-Israeli company to procure governmental and quasi-governmental grants to support the research and development of the Company. The agreed upon fee for such service is totally dependent on the success of obtaining such grants, so that the Company will never incur a net cost in this regard. After paying approximately $ 56,000 the Company will thereafter pay 10% of the grants received. During 2016 the Company received approximately $56,000, which was paid out as per the above-mentioned agreement.

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 10 – SHAREHOLDERS' EQUITY

Convertible Preferred Shares:

According to the Articles of Association, which were revised on August 9, 2015, each preferred share shall entitle its holder to the following rights, until such preferred share is converted into an ordinary share: (a) the right to receive notices and participate in general meetings, vote there at, receive dividends whenever they are paid on the ordinary shares and to receive liquidation dividends from the assets of the Company upon liquidation; (b) anti-dilution right that is not transferrable; and (c) the right to appoint one (1) director, provided that the holder holds 5% or more of the issued share capital of the Company. During the reported periods all the issued and outstanding preferred shares were held by Mr. Zigdon, the CEO of the Company.

Each preferred share shall be automatically converted to one ordinary share and shall be entitled to all rights afforded to the ordinary shares on the occurrence of the earlier of the following: (a) initial public offering of the securities of the Company or registration of the securities of the Company for trade in Israel or abroad (b) the sale of all or substantially all the assets of the Company; (c) merger, in case of a merger in which the Company is the surviving entity; or (d) sale of preferred shares by the holder to any third party.

For every 100 ordinary shares issued by the Company, 5.25 additional preferred shares are issued to the holder of the preferred shares. During 2016 and 2015 the Company issued additional 237,276 and 96,195 respectively, preferred shares to Mr. Zigdon. During the years ended December 31, 2016 and 2015, the Company recorded a stock-based expense of $35,591 and $19,239, respectively, based on the fair value on the issuance date, of these additional preferred shares issued. On March 16, 2017, after the balance sheet date, and following the effective date of the registration of the securities of the Company for trade on OTCQB, the Company's General Meeting adopted an Amended and Restated Articles of Association of the Company and approved the conversion of all preferred shares into ordinary shares (total of 3,333,471 shares).

Ordinary Shares:

A.	Upon inception the Company issued 3,000,000 Ordinary Shares of NIS 0.01 par value, which were held by the Company's CEO. Such Ordinary Shares were converted to Convertible Preferred Shares as described below.

On January 29, 2012 the Company issued to an investor 27,000,000 Ordinary Shares of NIS 0.01 par value, for the conversion of a $160,987 (NIS 600,000) loan.

As of that date it was agreed between the investors who gained control over the Company and the then existing shareholder of the Company ("the former controlling shareholder") that the respective shares of the former controlling shareholder would be converted into preferred shares. For the preferred share rights and privileges refer to the beginning of Note 10 above.

B.	Effective as of March 31, 2014, an investor was to be issued 123,900 ordinary shares in exchange for $57,356 (200,000 NIS) received by the Company in February, 2014. Although these shares had not yet formally been issued by December 31, 2014, they have been included in the shareholders’ deficit (as receipt on account of shares) and loss per ordinary share relating to 2014. These shares were issued during 2015.

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 10 – SHAREHOLDERS' EQUITY (continue)

C.	On October 7, 2014, the Company signed a share purchase agreement with certain investors for $350,593 in exchange for 9,000,000 ordinary shares of NIS 0.01 par value.

As the investment was to be executed in installments the 9,000,000 shares were issued to a trustee that would hold the shares in trust until fully paid by the investors. The trustee released the shares to the investors following the completion of each significant transfer. As of December 31, 2014 the investor was entitled to 5,746,200 ordinary shares corresponding to an investment of $223,840. During 2015 all these shares were released to the investors and the remaining purchase amount was paid.

D.	On December 30, 2014 the Company signed a share purchase agreement with an investor for $50,000 in exchange for 606,000 ordinary shares of NIS 0.01 per value.

E.	In March 2015, the general meeting of the shareholders resolved to increase the registered share capital and performed a share split so after the increase and share split, the registered share capital of the Company was increased from NIS 100,000 to NIS 10,000,000 divided into 990,000,000 ordinary shares par value NIS 0.01 each and 10,000,000 preferred shares par value NIS 0.01 each of the Company. On this date the amended and restated articles of association were adopted. In March 2015, the board of directors approved the grant of 29 bonus shares for each 1 share of the Company held by every shareholder. Unless otherwise noted, all shares and per share amounts for all periods presented have been retroactively restated to reflect the split and the issuance of bonus shares.

F.	In March 2015, the Company approved a private placement memorandum for a funding round of up to $ 2,000,000 and issuance of units for a price of $ 0.20 for each unit consisting of: (A) 1 ordinary share par value NIS 0.01 and (B) 1 three-year warrant to purchase 1 ordinary share par value NIS 0.01 of the Company at a price of $ 0.50.

During 2016 and 2015 the Company has raised the gross sum of $903,681 and $621,200, respectively, and issued 4,518,406 and 3,106,000, respectively, ordinary shares par value NIS 0.01 each and warrants to purchase an equal number of ordinary shares par value NIS 0.01 each. The proceeds of such units, net of related expenses, and net amounts allocated to the warrants recorded as a liability (see Notes 2.M. and 7), were reflected in the shareholders' deficit, allocated between ordinary share capital and additional paid in capital, as applicable. The proportional amount of related expenses associated with the warrants' portion of the units, has been recorded under finance expenses.

G.	In June 2015, the Company approved the issuance of 1,000,000 fully vested ordinary shares to Maxim Partners LLC (“Maxim”) pursuant to an agreement entered with Maxim in April 2015 engaging Maxim to provide financial advisory and investment banking services to the Company. The fair value (based on recent share issuances - see Note 10.F. above) of the issued shares of $200,000 was recorded as a stock-based expense, with a corresponding amount reflected in shareholders' deficit, allocated between ordinary share capital and additional paid in capital, as applicable. Maxim is entitled to certain registration rights. Under the agreement, in addition to the issuance of shares as mentioned above, the Company undertook to pay Maxim for such services, a fee of $10,000 per month, for the term of the agreement, accruing and payable only upon consummation of a financing transaction between the Company and a third party introduced by Maxim, in addition to a fee for a transaction consummated with such third party as detailed in the agreement and reimbursement of expenses in connection with such services provided. As no such financing transaction has yet been consummated, no fee has yet been recorded. In addition, Maxim shall have a right of first offer for acting as lead book runner in the event that the Company shall seek to raise additional capital by way of an offering – private or public. The agreement is terminable by either party by a 30 days prior written notice.

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 10 – SHAREHOLDERS' EQUITY (continue)

H.	The Company issued 18,120,000 ordinary shares to a trustee for a group of investors pursuant to a Share Purchase Agreement dated October 2014, as amended in August 2015, for an aggregate consideration of $150,000. As of December 31, 2014, the investors were not entitled to any of these shares. During 2015, the balance of the $150,000 consideration has been paid to the Company and the trustee released the shares to the group of investors.

I.	On May 8, 2016, Company's CEO exercised 103,428 options granted under the 2015 Israeli Option plan (nee note 11 below) into 103,428 ordinary shares of the Company for total exercise price of $273.

Warrants and restricted stock:

A.	On October 18, 2016, the Company entered into a Consulting agreement with a consultant (the “Consultant”), pursuant to which the Consultant will provide strategic cooperation and technology consulting for a period of two years from the date of the agreement. Unless terminated, the agreements will be automatically renewed for consecutive one year periods. Based on the agreement, the Company issued the Consultant 620,521 warrants to purchase ordinary shares of the Company at an exercise price of NIS 0.01 (approximately $0.0026) per share. The warrants expire 18 months following the commencement date. Out of the warrants, 232,696 warrants were immediately vested and the remaining are vested in 15 parts of 25,855 warrants starting October 31, 2016. The Company evaluated the fair value of the warrants using the Black-Scholes option pricing model assuming a 1% risk free interest rate, 0% dividend yield, expected term of 1.5 years and 100% volatility, and estimated the fair value of such warrants to be $91,490. As of December 31, 2016 the Company recorded an expense related to the warrants issued of $45,746.

B.	On June 20, 2016, the Company entered into a Consulting Service Agreement with PCG Advisory Group ("PCG"), pursuant to which PCG shall provide the Company with markets advisory, investor relations and media strategies for a period of 6 months commencing the date of the agreement. As consideration for the above services the Company agreed to pay PCG a monthly cash compensation in the amount of $2,500. In addition, the Company shall issue PCG 50,000 ordinary shares for each calendar month. As of December 31,2016 such shares have not yet been issued. The Company recorded a related stock-based compensation expense of $48,750 based on the fair value of the 325,000 shares the Company owes PCG as of December 31, 2016 and a corresponding credit to additional paid-in capital.

NOTE 11 – STOCK OPTIONS

On January 11, 2016, the Company’s Board of Directors approved and adopted the Todos Medical Ltd. 2015 Israeli Share Option Plan (the “2015 Plan”), pursuant to which the Board may award options to purchase its ordinary shares to designated participants. Subject to the terms and conditions of the 2015 Plan, the Board of Directors has full authority in its discretion, from time to time and at any time, to determine (i) the designate participants; (ii) the terms and provisions of the respective Option Agreements, including, but not limited to, the number of Options to be granted to each Optionee, the number of Shares to be covered by each Option, provisions concerning the time and the extent to which the Options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (iii) determine the Fair Market Value of the Shares covered by each Option; (iv) make an election as to the type of Approved 102 Option under Israeli IRS law; (v) designate the type of Options; (vi) take any measures, and to take actions, as deemed necessary or advisable for the administration and implementation of the 2015 Plan; (vii) interpret the provisions of the 2015 Plan and to amend from time to time the terms of the 2015 Plan.

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 11 – STOCK OPTIONS AND WARRANTS (continue)

The 2015 Plan permits the grant of up to 6,000,000 options to purchase ordinary shares subject to adjustments set in the 2015 Plan.

The following table presents the Company’s stock option activity for employees and directors of the Company for the year ended December 31, 2016:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31,2015	-	-
Granted	2,172,033	0.0026
Exercised	103,428	0.0026
Forfeited or expired	-	-
Outstanding at December 31,2016	2,068,605	0.0026
Number of options exercisable at December 31, 2016	439,580	0.0026

The fair value of options granted was estimated at the dates of grant using the Black-Scholes option pricing model.  The following are the data and assumptions used:

%
Dividend yield	0
Expected volatility (%) (*)	100%
Risk-free interest rate (%)	0.94%
Expected term (years) (**)	2.5
Exercise price (US dollars)	0.0026
Stock price (US dollars) (***)	0.15

The aggregate fair value of the grant was $160,187.

(*)	Due to the low trading volume of the Company’s Common Stock, the expected volatility was based on the historical volatility of the share price of other public companies that operate in the same industry sector as the Company.
(**)	Due to the fact that the Company does not have sufficient historical exercise data, the expected term was determined based on the "simplified method" in accordance with SEC Staff Accounting Bulletin No. 110.
(***)	The Common Stock price, per share for the year ended December 31, 2016 reflects the Company’s management’s estimation of the fair value per share of Common Stock. In reaching its estimation for December 31, 2016, management considered, among other things, the valuation of the issuance of the shares under the private placement (see Note 10-F above)

Costs incurred in respect of stock-based compensation for employees and directors, for the year ended December 31, 2016, amounted to $80,094.

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 11 – STOCK OPTIONS AND WARRANTS (continue)

The following table summarizes information about options to employees, officers and directors outstanding at December 31, 2016 under the plan:

	Options Outstanding		Vested and Exercisable
Exercise Price	Number of Option	Weighted Average Remaining Contractual Life (Years)	Number of Option	Weighted Average Exercise Price
0.0026	2,068,605	4.03	439,580	0.0026
	2,068,605	4.03	439,580	0.0026

As of December 31, 2016 the aggregated intrinsic value for the options vested and exercisable was $64,795 with a weighted average remaining contractual life of 4.03 years.

The unrecognized compensation expense calculated under the fair value method for the stock options expected to vest as of December 31, 2016 is $240,242 and is expected to be recognized over a weighted average period of 1 year.

The weighted average grant date fair value of the options granted in 2016 was $0.147.

NOTE 12 – RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31
	2016	2015	2014
	US Dollars

Salaries and related expenses	136,578	166,849	215,315
Stock-based compensation	48,056	-	-
Professional fees	56,377	53,750	75,566
Laboratory and materials	124,748	50,858	18,828
Patent expenses	24,956	51,846	24,292
Royalties (*)	50,000	35,000	-
Depreciation	20,526	11,369	434
Travel expenses	19,419	-	2,039
Insurance and other expenses	3,293	4,351	-
	483,953	374,023	336,474
Less: Grants from the OCS and others	(166,046)	-	-
	317,907	374,023	336,474
(*) liability for minimum royalties - see Note 9B.

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 13 – GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2016	2015	2014
	US Dollars

Salaries and related expenses	45,717	12,328	-
Stock-based compensation	162,124	219,239	-
Rent and maintenance	4,937	6,208	26,715
Office	4,827	3,995	3,697
Communication and investor relations	9,622	16,945	1,126
Professional fees (*)	156,268	193,794	22,522
Vehicle	22,343	-	-
Other	5,144	4,448	10,312
(*) includes listing expenses	410,982	456,957	64,372

NOTE 14 – FINANCING (INCOME) EXPENSES, NET

	Year ended December 31
	2016	2015	2014
	US Dollars

Change in fair value of warrants liability	(117,577)	(35,188)	-
Expenses related to issuing warrants	34,272	23,233	-
Exchange rate differences and other finance costs	7,877	(484)	(78,779)
Financing (income) expenses, net	(75,428)	(12,439)	(78,779)

NOTE 15 – INCOME TAX

The Company files its income tax report in the state of Israel and is subject to taxation laws applicable in Israel.

A.	On July 30, 2013, the Israeli parliament approved the Law for the Change in National Priorities (Legislative Amendments to Achieve Budgetary Goals for 2013 and 2014) – 2013 (hereinafter – the “Law for the Change in National Priorities”), which, among other things increased the standard Israeli corporate income tax rate from 25% to 26.5% effective as of January 1, 2014.

On January 4, 2016, the Israeli parliament passed the Law for Amendment of the Income Tax Ordinance No. 216, which, among other things reduced the standard Israeli corporate income tax rate from 26.5% to 25% effective as of January 2016.

In December 2016, the Israeli parliament passed the Economic Efficiency Law (Legislative Amendments to Achieve Budget Targets for the 2017 and 2018 Budget), which set a further reduction of corporate tax from 25% to 23%. The provisions of the law included a Temporary Order stipulate that the corporate tax rate in 2017 will be 24%. As a result, the corporate tax rate that will apply in 2017 will be 24% and the corporate tax rate that will take effect from 2018 onwards will be 23%

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 15 – INCOME TAX (continue)

B.	The Company has not received final tax assessments since its inception.

C.	As of December 31, 2016, the Company has carry forward losses for Israeli income tax purposes of approximately $2.1 million which can be offset against future taxable income for an indefinite period of time.

D.	Deferred taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the Company's future tax assets are as follows:

	Year ended December 31
	2016	2015	2014
Composition of deferred tax assets:	US Dollars

Provision for vacation	1,216	943	2,675
Non capital loss carry forwards	530,306	445,741	292,000
Valuation allowance	(531,522)	(446,684)	(294,675)
	-	-	-

NOTE 16 – LOSS PER ORDINARY SHARE

The loss and the weighted average number of ordinary shares used in computing basic and diluted loss per ordinary share for the years ended December 31, 2016, 2015 and 2014, are as follows:

	Year ended December 31
	2016	2015	2014
	US Dollars

Loss for the year	653,461	818,541	322,067
Less: Loss attributed to preferred shares	32,483	51,084	30,721
Loss for the year attributable to ordinary shareholders	620,978	767,457	291,346

	Year ended December 31
	2016	2015	2014
	Number of shares

Weighted average number of ordinary shares outstanding attributable to ordinary shareholders	62,467,556	45,190,017	28,450,908

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 16 – LOSS PER ORDINARY SHARE (continue)

During the years ended December 31, 2016 and 2015, 4,518,406 and 3,106,000, three year warrants, respectively, were issued - as described in Note 7. These warrants are participating securities as described in Note 2.J., but were not taken into account in calculating either the basic or diluted loss per ordinary share, as their effect was anti-dilutive. During the years ended December 31, 2015 and 2014 there were no other potential instruments (except for the convertible preferred shares).

During the year ended December 31, 2016, the total weighted average number of ordinary shares related to outstanding options and warrants excluded from the calculation of the diluted loss per share was 1,182,066.

NOTE 17 – RELATED PARTIES

A.	Effective as of May 1, 2015, the Company entered into an employment agreement with Mr. Rami Zigdon, the current chief executive officer of the Company, who owns all the Company’s preferred shares. From the Company’s inception to the effective date of the agreement, Mr. Zigdon provided the Company with management services as an independent contractor. As of the effective date of the agreement, Mr. Zigdon is employed as chief executive officer on a full time basis. The agreement may be terminated by either party by ninety days written notice or by the Company under exceptional circumstances as detailed in the agreement. Pursuant to the agreement, Mr. Zigdon is entitled to a gross monthly salary of NIS 15,000 (approximately $3,900) linked to the Israeli CPI known at the effective date of the agreement as well as reimbursement of vehicle expenses up to an annual amount of NIS 16,000 (approximately $4,200). The gross monthly salary shall be increased to NIS 25,000 (approximately $ 6,600) from the date on which the Company shall have cash in its bank account of least NIS 3,500,000 (approximately $ 920,000) (the "Triggering Date") that is sourced from capital injections/non-repayable amounts only, as confirmed by the Company’s CFO. In the event that during the term of the agreement, on a certain date the Company shall have at least NIS 4,000,000 (approximately $1,050,000) cash in its bank account that is sourced from capital injection/non-repayable amounts only, as confirmed by the Company’s CFO, Mr. Zigdon shall be entitled to a payment in the sum of NIS 12,333 (approximately $ 3,200) multiplied by the number of calendar months that had passed from the effective date of the agreement and until the month ending prior to the Triggering Date. In addition, Mr. Zigdon is entitled to participate in the Company's incentive program that will be adopted by the Company. Furthermore, Mr. Zigdon will be entitled to options to purchase Company shares all subject to an option plan to be adopted by the appropriate organs of the Company. The number of options, vesting and such other terms of grant of the options are detailed in Note 17.B. below. Mr. Zigdon is entitled to customary fringe benefits under Israeli laws. If the agreement is terminated by the Company, other than for "cause" as defined in the agreement, Mr. Zigdon shall be entitled to an adjustment bonus equal to 3 times the last gross monthly salary or in the event that the Company will have more than $ 3 Million cash in hand, the adjustment bonus shall be equal to 6 times his last gross monthly salary. The agreement contains provisions regarding non-competition, confidentiality of information and assignment of inventions.

As of December 2016, none of these targets have been achieved so no additional compensation has been accrued.

TODOS MEDICAL LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 17 – RELATED PARTIES (continue)

B.	As part of the 2015 Plan described in Note 11 above, on January 11, 2016, the Board of Directors of the Company approved the issuance of share options to three employees, including our CEO and CTO, at an exercise price of NIS 0.01 per share. Mr. Zigdon received 1,241,163 options of which, half vest over a period of twenty-four months, subject only to a service condition, and half of the options vest upon the achievement of 8 milestones which includes, among others, closing of equity financing of at least $2,000,000, obtaining FDA approval for the performance of clinical trials and other clinical measurements. Milestones which are not met within 48 months from the date of the grant shall expire. The fair value of the stock options granted to Mr. Zigdon was estimated at $183,049 (see Note 11 above). On May 8, 2016, Mr. Zigdon exercised 103,428 vested options into ordinary shares for total exercise price of $273. All of the options expire on January 11, 2021. Compensation expenses recognized for the awards subject to performance conditions commence when the Company determines that achievement of the performance conditions is probable.

C.	Moshe Schlisser (a director as of February 27, 2016) and Ephraim Schlisser (Moshe’s father) hold managerial positions with a company named A.S. Ivor Israel Ltd. (“Ivor”). Ivor was assigned its rights and obligations from Iberica Investments LLC (“Iberica”), which was a party to a 2015 consulting agreement pursuant to which Iberica agreed to provide assistance with the Company’s fundraising. During the years ended December 31, 2016 and 2015, the Company has paid Ivor and Iberica approximately $90,000 and $63,000, respectively, pursuant to this consulting agreement.

D.	Crow Technologies 1977 Ltd., a company engaged in the manufacturing of plastics and electronic components, has an exclusive right to manufacture products for the Company (and any component of the products) for a price that is higher by 50% to that of the market prices of manufacturing such products or components in Israel. As of the date hereof, Crow Technologies has not exercised its exclusive right. The products of the Company do not have any electronic parts. While the Company’s products developed through the current date, do have plastic parts, the cost of these parts approximate $0.10 per unit. The Company believes that the exclusive right held by Crow Technologies is immaterial to the ultimate price for which the Company will sell its products or even the overall estimated cost of production of its products.

NOTE 18 – SUBSEQUENT EVENTS

A.	On March 16, 2017, after the balance sheet date, and following the effectiveness of the registration of the securities of the Company for trade, the Company's General Meeting adopted an Amended and restated Articles of Association of the Company and approved the conversion of all preferred shares into ordinary shares (total of 3,333,471 shares). See also Note 10 above.

