Form 20-F
period 2017-12-31
TODOS MEDICAL LTD.
filed 2018-05-15
CIK 1645260

As filed with the Securities and Exchange Commission on May 15, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Commission File No.: 333-209744

TODOS MEDICAL LTD.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel

(Jurisdiction of incorporation or organization)

1 Hamada Street

Rehovot, 7670301 Israel

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Ordinary Shares, par value NIS 0.01 per share.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

70,087,141 Ordinary Shares, par value NIS 0.01 per share as of December 31, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐ No ☒

i

INTRODUCTION

As of the date of this annual report on form 20-F, we have yet to finalize a business plan or a budget for the upcoming fiscal year, and therefore, under the guidance of our board of directors, we have paused all research and development activities and other operational activities, aside from the completion of a trial the following trials: Kaplan and Belinson (Israel) TM-B1 and Kaplan and Belinson (Israel) TM-C1. We are in the process of inquiring into different fundraising routes through which we may successfully raise additional funding in order to commercialize our cancer detection kits and to develop and commercialize any future products. As of the date of this annual report on Form 20-F, no such fundraising route has presented itself.

We are a clinical-stage cancer in-vitro diagnostic, or IVD, company engaged in the development of a series of patient-friendly blood tests for the detection of a variety of cancers based on our Todos Biochemical Infrared Analysis method, or TBIA, a proprietary technology for detection of solid tumors using peripheral blood analysis. The method incorporates biochemistry, physics and signal processing. The TBIA detection method is based on the cancer’s influence on the immune system which triggers biochemical changes in peripheral blood mononuclear cells, or PBMC, and plasma. Our core technology, TBIA, is based on research conducted and technology invented by the research teams at Ben Gurion University, or BGU, and Soroka Medical Center of Israel, or Soroka, whose intellectual property has been licensed to us in consideration of our contractual obligation to pay certain licensing fees.

We were incorporated under the laws of the State of Israel in April 2010. Since March 7, 2017, our ordinary shares par value NIS 0.01 per share, or Ordinary Shares, have been quoted on the U.S. OTCQB marketplace of OTC Link, or OTCQB, under the symbol “TOMDF.”

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Todos Medical” refer to Todos Medical Ltd. and its subsidiary, Todos Medical Singapore Pte. Ltd., a Singaporean corporation.

The currency of the primary economic environment in which the operations of the Company are conducted is the currency of the United States of America, and referenced herein as “U.S. dollars” and “$.” Thus, the functional currency of the Company is the U.S. dollar (which is also the reporting currency of the Company). References to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, par value of NIS 0.01 per share. We report financial information under the accounting principles generally accepted in the United States of America, or US GAAP. Unless otherwise indicated, U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2017 are translated using the rate of NIS 3.467 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2017, U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2016 are translated using the rate of NIS 3.845 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2016, and U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2015 are translated using the rate of NIS 3.902 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2015.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our success in raising additional funding;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation; and

●	those factors referred to in “Item 3. Key Information - D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this annual report on Form 20-F generally.

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

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.       Selected Financial Data

We have derived the following selected statements of operations data for the years ended December 31, 2017, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2017 and 2016 from our audited consolidated financial statements and notes included in this annual report on Form 20-F. Our selected consolidated statements of operations data for the year ended December 31, 2014 and the selected consolidated balance sheet data as of December 31, 2015 and 2014 have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F.

The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements.

U.S. dollars in thousands, except per share data	Year Ended December 31,
Consolidated Statements of Operations Data	2017	2016	2015	2014
Research and development expenses, net	$(721)	(318)	(374)	(336)
General and administrative expenses	(617)	(411)	(457)	(64)
Operating loss	(1,338)	(729)	(831)	(401)
Financing income (expenses), net	(1,337)	75	12	(79)
Net loss	(2,675)	(653)	(819)	(322)
Net loss per share (basic and diluted)	$(0.04)	(0.01)	(0.02)	(0.01)
Basic and diluted weighted average number of Ordinary Shares outstanding	68,587,261	62,467,556	45,190,017	28,450,908

Balance Sheet Data

U.S. dollars in thousands, except per share data	Year Ended December 31,
	2017	2016	2015	2014
Cash and cash equivalents	$683	$439	$156	$61
Working capital	$468	$325	$107	$25
Total assets	$816	$584	$292	$129
Total current liabilities	$245	$135	$79	$100
Total long-term liabilities	$1,911	$853	$742	$617
Shareholders’ deficit	$(1,340)	$(404)	$(528)	$(588)
Number of Ordinary Shares outstanding	70,087,141	63,577,734	58,955,900	33,352,200
Number of Preferred Shares Outstanding	-	3,333,471	3,096,195	3,000,000

EXCHANGE RATE INFORMATION

The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented. As of December 31, 2017, the exchange rate of U.S. dollars to NIS was 3.467.

	NIS per U.S. dollars
Year Ended December 31,	High	Low	Average	Period End
2017	3.860	3.457	3.600	3.467
2016	3.983	3.746	3.840	3.845
2015	4.053	3.761	3.884	3.902
2014	3.994	3.402	3.577	3.889
2013	3.791	3.471	3.609	3.471

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. dollars
	High	Low	Average	Period End
May 2018 (as of May 10, 2018)	3.63	3.58	3.61	3.58
April 2018	3.60	3.50	3.54	3.59
March 2108	3.51	3.43	3.47	3.51
February 2018	3.54	3.43	3.50	3.49
January 2018	3.46	3.39	3.42	3.41
December 2017	3.55	3.47	3.50	3.47

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

We are a clinical-stage medical diagnostics company with a limited operating history. We have incurred net losses in each fiscal year since we commenced operations in 2010. We incurred net losses of $818,541, $653,461 and $2,675,375 in the fiscal years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2017 our accumulated deficit was $5,235,812. Our losses could continue for the foreseeable future, as we continue our investment in research and development and clinical trials to complete the development of our technology and to attain regulatory approvals, begin the commercialization efforts for our cancer detection kits, increase our marketing and selling expenses, and incur additional costs as a result of being a publicly reporting company in the United States. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

We have a need for substantial additional financing and will have to significantly delay, curtail or cease operations if we are unable to secure such financing.

The Company requires substantial additional financing to fund its operations. As of May 10, 2018, our unaudited cash holdings were $305,000. Under the guidance of our board of directors, we have paused all research and development activities, aside from the completion of the following trials: Kaplan and Belinson (Israel) TM-B1 and Kaplan and Belinson (Israel) TM-C1. Due to the pause of certain activities, we believe that we will be able to use currently available capital resources for up to between 3 to 4 months. We will need to raise additional funds prior to commercializing our products. Additional financing may not be available to us on a timely basis on terms acceptable to us, or at all. In addition, any additional financing may be dilutive to our shareholders or may require us to grant a lender a security interest in our assets.

The report of our independent registered public accounting firm expresses substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm indicated in its report on our financial statements included in this annual report on Form 20-F for the year ended December 31, 2017, that conditions exist that raise substantial doubt about our ability to continue as a “going concern.” A going concern emphasis of matter paragraph included in our independent registered public accounting firm’s report on our consolidated financial statements, could impair investor perceptions and our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives. Our ability to continue as a going concern will depend upon many factors beyond our control including the availability and terms of future funding. If we are unable to achieve our goals and raise the necessary funds to finance our operations, our business would be jeopardized and we may not be able to continue. If we ceased operations, it is likely that all of our investors would lose their investment.

We have identified material weaknesses in our internal control over financial reporting, which can possibly result in a material misstatement of our annual financial statements not to be prevented or detected on a timely basis. We may also fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, or the Sarbanes-Oxley Act. This may result in a further deficiency in our internal control over financial reporting, as well as sanctions or other penalties that would harm our business.

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2017. As defined in Regulation 12b-2 under the Securities Exchange Act, of 1934, as amended, or the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected on a timely basis. Specifically, we determined that that in 2017 we didn’t have sufficient segregation of duties in the procurement process, and ineffective control environment.

We continue to evaluate the impact of internal control over financial reporting and disclosure controls and procedures. As of December 31,2017, the ineffectiveness of the Company’s internal control over financial reporting was due to the following material weaknesses: lack of segregation of duties in the procurement process, and ineffective control environment.

We have taken action toward remediating this material weakness by segregate duties in the procurement process and by strengthen our control environment. However, the implementation of these initiatives may not fully address any material weakness or other deficiencies that we may have in our internal control over financial reporting.

Furthermore, we are only in the early stages of determining formally whether our existing internal control over financial reporting systems are compliant with Section 404 and whether there are any other material weaknesses or significant deficiencies in our existing internal control. These controls and other procedures are designed to ensure that information required to be disclosed by using the reports that we file with the SEC is disclosed accurately and is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Even if we develop effective internal control over financial reporting, these controls may become inadequate because of changes in conditions or the degree of compliance with these policies or procedures may deteriorate, and material weaknesses and deficiencies may be discovered in them. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manager our growth and our obligations as a public company, these areas include corporate governance, corporate control, disclosures controls and procedures and financial reporting. We have made and will continue to make, changes in these and other areas. In any event, the process of determining whether our existing internal controls are compliant with Section 404 and sufficiently effective will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete, even more so after we are no longer an “emerging growth company.” In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination of whether or not our internal controls are sufficient and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We may also fail to complete our evaluation, testing and any required remediation needed to comply with Section 404 in a timely fashion.

Irrespective of compliance with Section 404, any additional failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes, if we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting or results or operations and could result in an adverse opinion on internal controls from our independent auditors.

Furthermore, if we are unable to certify that our internal control over financial reporting is effective and in compliance with Section 404, we may be subject to sanctions or investigations by regulatory authorities, such as the SEC or stock exchanges, and we could lose investor confidence in the accuracy and completeness of our financial reports, which could hurt our business the price of our ordinary shares and our ability to access the capital markets.

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

Since commencing our operations, we have focused on the research and development and limited clinical trials of our cancer detection kits. Our ability to generate revenues and achieve profitability depends on our ability to successfully complete the development of our product, obtain market approval and generate significant revenues. The future success of our business cannot be determined at this time, and we do not anticipate generating revenues from product sales for the foreseeable future. In addition, we face a number of challenges with respect to our future commercialization efforts, including, among others, that:

●	we may not have adequate financial or other resources to complete the development of our product, including two stages of clinical development that are necessary in order to commercialize our products;

●	We may not be able to manufacture our products in commercial quantities, at an adequate quality or at an acceptable cost;

●	we may not be able to meet the timing schedule for (a) completing successful clinical trials in the U.S.; and (b) receiving U.S. Food and Drug Administration, or FDA, approval within our goal of approximately two to four years;

●	we may not be able to maintain our CE mark due to the regulatory changes;

●	we may never receive FDA approval, for our intended development plan;

●	we may not be able to establish adequate sales, marketing and distribution channels;

●	healthcare professionals and patients may not accept our cancer detection kits;

●	technological breakthroughs in cancer detection, treatment and prevention may reduce the demand for our products;

●	changes in the market for cancer detection, new alliances between existing market participants and the entrance of new market participants may interfere with our market penetration efforts;

●	third-party payors may not agree to reimburse patients for any or all of the purchase price of our products, which may adversely affect patients’ willingness to purchase our cancer detection kits;

●	uncertainty as to market demand may result in inefficient pricing of our cancer detection kits;

●	we may face third-party claims of intellectual property infringement;

●	we may fail to obtain or maintain regulatory approvals for our cancer detection kits in our target markets or may face adverse regulatory or legal actions relating to our cancer detection kits even if regulatory approval is obtained; and

●	we are dependent upon the results of ongoing clinical studies relating to our cancer detection kits and the products of our competitors. We may fail in obtaining positive results.

If we are unable to meet any one or more of these challenges successfully, our ability to effectively commercialize our cancer detection kits could be limited, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We are currently in the process of improving our technology and adapting to the high throughput methodology.

We plan to change our protocol and measurement instrument as well as our sample handling in order to adapt it to new high throughput methodology. The changes we plan to implement in the protocol and measurement instrument are significant. The new protocol aims to be more robust, reproducible, fast and easy to handle, however, this transformation from the older manual protocol to the new protocol incurs several risks. To our management’s knowledge, the new protocol will not impact the previously obtained European Conformity, or CE, mark of approval of the TBIA test. The results may not be as promising as the former version and although some procedures may be more reproducible, these procedures will unfortunately damage some molecules, which were part of the diagnostic features in the previous protocol.

The previous tests we performed were preliminary or limited un-blinded studies.

We consider the tests conducted by us, as of the current date, under our method, to be preliminary or limited, as they include a relatively small number of test subjects. Thus, there is a risk in having less sufficient sensitivity and/or specificity in the trials we plan on conducting with larger populations, in comparison to the preliminary data we have gathered thus far. Increasing the population can increase the variance in the medical condition of the control patients as well as the cancer patients, thus affecting our test performances with regard to cancer detection.

If healthcare professionals do not recommend our product to their patients, our cancer detection kits may not achieve market acceptance and we may not become profitable.

Cancer detection candidates are generally referred to a specified device by their healthcare professional and detection technologies are purchased by prescription. If healthcare professionals, including physicians, do not recommend or prescribe our product to their patients, our cancer detection kits may not achieve market acceptance and we may not become profitable. In addition, physicians have historically been slow to change their medical diagnostic and treatment practices because of perceived liability risks arising from the use of new products. Delayed adoption of our testing kits by healthcare professionals could lead to a delayed adoption by patients and third-party payors. Healthcare professionals may not recommend or prescribe our testing kits until certain conditions have been satisfied, including, among others:

●	sufficient long-term clinical evidence to convince them to supplement their existing detection methods and device recommendations;

●	recommendations from other prominent physicians, educators and/or associations that our testing kits are safe and effective;

●	obtainment of favorable data from clinical studies for our testing kits; and

●	availability of reimbursement or insurance coverage from third-party payors.

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

We currently depend on a limited number of source suppliers for some of the components necessary for the production of our product. Our current suppliers have been able to supply the required quantities of such components to date. However, if the supply of these components is disrupted or terminated or if our current suppliers are unable to supply required quantities of components, we may not be able to find alternative sources for these key components in a timely manner. Although we are planning to maintain strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for our products if such supply is interrupted or otherwise affected by catastrophic events such as a fire at our storage facility. As a result, we may be unable to meet the demand for our testing kits, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. If we are required to change the manufacturer of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. The delays associated with the identification of a new manufacturer could delay our ability to manufacture our testing kits in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of our testing kits ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable another supplier to manufacture the component. The occurrence of any of these events could harm our ability to meet demand for our testing kits in a timely manner or within budget.

The use of any of our cancer detection kits could result in product liability or similar claims that could have an adverse effect on our business, financial condition, results of operations and our reputation.

Our business exposes us to an inherent risk of potential product liability or similar claims related to the manufacturing, marketing and sale of medical devices. The medical device industry has historically been litigious, and we face financial exposure to product liability or similar claims if the use of our kits were to cause or contribute to injury or death, including, without limitation, harm to the body caused by the procedure or inaccurate diagnoses from the procedure that could affect treatment options. There is also the possibility that defects in the design or manufacture of any of these products might necessitate a product recall. Although we plan to maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us, damage to our reputation, customer dissatisfaction and frustration, and a substantial diversion of management attention. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, financial condition, results of operations and our reputation.

We will require additional funding in order to commercialize our cancer detection kits and to develop and commercialize any future products.

Assuming we are successful in raising additional capital, we will continue clinical trials in Israel, after stopping them due to insufficient funds, and in Singapore and continue our efforts towards commencing the clinical trials in the U.S.

In order to market and sell our products in Israel, we require the approval of the Ministry of Health. To the best of our knowledge, approval of our products by the Ministry of Health requires us to comply with CE mark approval and International Organization for Standardization, or ISO, 13485 (which we have already obtained). According to the ISO website, ISO 13485 “specifies requirements for a quality management system where an organization needs to demonstrate its ability to provide medical devices and related services that consistently meet customer and applicable regulatory requirements.” The Ministry of Health, however, may have other requirements prior to approving our tests for commercialization in Israel. We have started the regulatory approval process in Israel, however, if we will raise additional funding, we will attempt to ascertain whether or not there are other regulatory requirements for obtaining commercialization of our tests in Israel. Once we begin the process, we expect regulatory approval in Israel to take approximately one year.

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

Early detection is vital to the treatment of cancer, which is also the focus area of our products. The diagnostic, pharmaceutical and biopharmaceutical industries are characterized by intense competition and rapid, significant technological changes. Many companies, research institutions and universities are conducting research and development in a number of areas similar to those that we focus on that could lead to the development of new products which could possibly compete with our own. Most of the companies against which we will compete have substantially greater financial, technical, manufacturing, marketing, distribution and other resources. A number of these companies may have or may develop technologies for developing products for detecting various cancers that could prove to be the same or even superior to ours. We expect technological developments in the diagnostic, pharmaceutical, biopharmaceutical and related fields to occur at a rapid rate, and we believe competition will intensify as advances in these fields are made.

Our future success depends in part on our ability to retain our executive officers and to attract, retain and motivate other qualified personnel.

We are highly dependent on the principal members of our management, research and development team and scientific staff. In order to implement our business strategy, we will need to retain our key personnel with expertise in the areas of research and development, clinical testing, government regulation, manufacturing, finance, marketing and sales. The inability to recruit and retain qualified personnel, or the loss of the services of our executive officers, without proper replacement, may impede the progress of our development and commercialization objectives.

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

There are future financial risks associated with funding our business operations with bank loans.

It is highly likely that we will find it necessary to borrow funds from banks or other financial institutions. No assurances can be given that, at the time we desires to borrow funds, banks or other financial institutions will be willing to loan funds to we or that, if willing, will do so on terms acceptable to by our management. As a result, we may not be able to acquire data desired by management which might have a material adverse effect on our business, financial condition or operating results.

We may become involved in legal proceedings in the ordinary course of business.

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. Our management is currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

Risks Related to Our Intellectual Property

We may not successfully maintain our existing license agreement with BGU and Soroka, and we are currently not in compliance with the repayment terms of the license agreement, which could adversely affect our ability to develop and commercialize our product candidates.

We rely on our existing License Agreement with BGU and Soroka with respect to the development of our core technology, TBIA. Our business also relies on establish new collaborative and licensing arrangements in the future. Our failure to maintain our existing license, or develop new collaborative and licensing arrangements in the future, could adversely affect our ability to develop and commercialize our product candidates and could adversely affect our business prospects, financial condition or ability to develop and commercialize our product candidates. We are not currently in compliance with the repayment terms of the license agreement with our licensor. As such, we are currently negotiating an amendment to the license agreement which would allow us to pay the abovementioned payments at a later date.

We may not be able to further establish or maintain such licensing and collaboration arrangements necessary to develop and commercialize our product candidates. Even if we are able to maintain or establish licensing or collaboration arrangements, these arrangements may not be on favorable terms and may contain provisions that will restrict our ability to develop, test and market our product candidates. Any failure to maintain or establish licensing or collaboration arrangements on favorable terms could adversely affect our business prospects, financial condition or ability to develop and commercialize our product candidates.

Our license agreement contains provisions that could give rise to disputes regarding the rights and obligations of the parties. These and other possible disagreements could lead to termination of the agreement or delays in collaborative research, development, supply, or commercialization of certain product candidates, or could require or result in litigation or arbitration. Moreover, disagreements could arise with our collaborators over rights to intellectual property or our rights to share in any of the future revenues of products developed by our collaborators. These kinds of disagreements could result in costly and time-consuming litigation. Any such conflicts with our collaborators could reduce our ability to obtain future collaboration agreements and could have a negative impact on our relationship with existing collaborators.

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

Our success and ability to compete depends in large part upon our ability to protect our intellectual property. We face several risks and uncertainties in connection with our intellectual property rights, including, among others:

●	pending and future patent applications may not result in the issuance of patents or, if issued, may not be issued in a form that will be advantageous to us;

●	our issued patents may be challenged, invalidated or legally circumvented by third parties;

●	our patents may not be upheld as valid and enforceable or prevent the development of competitive products;

●	the eligibility of certain inventions related to diagnostic medicine, more specifically diagnostic methods and processes, for patent protection in the United States has been limited recently which may affect our ability to enforce our issued patents in the United States or may make it difficult to obtain broad patent protection going forward in the United States;

●	for a variety of reasons, we may decide not to file for patent protection on various improvements or additional features; and

●	intellectual property protection and/or enforcement may be unavailable or limited in some countries where laws or law enforcement practices may not protect our proprietary rights to the same extent as the laws of the United States, the European Union, or the EU, or Israel.

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

There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether or not a product infringes a patent involves complex legal and factual considerations, the determination of which is often uncertain. Our management is presently unaware of any other parties’ valid patents and proprietary rights which our evolving product designs would infringe. Searches typically performed to identify potentially infringed patents of third parties are often not conclusive and, because patent applications can take many years to issue, there may be applications now pending, which may later result in issued patents which our current or future products may infringe. In addition, our competitors or other parties may assert that our cancer detection kits and the methods employed may be covered by patents held by them. If any of our products infringes a valid patent, we could be prevented from manufacturing or selling such product unless we are able to obtain a license or able to redesign the product in such a manner as to avoid infringement. A license may not always be available or may require us to pay substantial royalties. We also may not be successful in any attempt to redesign our product to avoid infringement. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and could divert our management’s attention from operating our business.

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

In addition to filing patent applications, we rely on confidentiality, non-compete, non-disclosure and assignment of inventions provisions, as appropriate, with our employees, consultants and, to some extent, our partners, to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not be adequate to protect our intellectual property from unauthorized disclosure, third-party infringement or misappropriation, for the following reasons:

●	the agreements may be breached, may not provide the scope of protection we believe they provide or may be determined to be unenforceable;

●	we may have inadequate remedies for any breach;

●	proprietary information could be disclosed to our competitors; or

●	others may independently develop substantially equivalent or superior proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.

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

The Medicines and Healthcare products Regulatory Agency, or MHRA, is the United Kingdom based European Authority responsible for the issuance of CE Mark approval. In 2013, our regulatory authorized representative in Europe submitted an application to the MHRA for the CE Mark approval of our TBIA method. We obtained this approval on December 9, 2013 with the receipt of a Certificate of Conformance from our regulatory authorized representative in Europe. The European regulatory demands regarding IVD have recently been revised and major changes need to be made in order to keep our CE Mark. These changes need to be made until 2022. We may not meet the quality and safety standards required to maintain any authorizations we receive in the future or maintain the CE Certificate of Conformance that we have already received. If we or our distributors are unable to maintain our authorizations or CE Certificate of Conformance in a particular country or region, we will no longer be able to sell our cancer detection kits or any future products in that country or region, and our ability to generate revenues will be materially and adversely affected.

If we are unable to successfully complete clinical trials with respect to our cancer detection kits, we may be unable to receive regulatory approvals or clearances for our cancer detection kits and/or our ability to achieve market acceptance of our cancer detection kits will be harmed.

The development of cancer diagnostics typically includes pre-clinical studies. Certain other devices require the submission of data generated from clinical trials, which can be a long, expensive and uncertain processes, subject to delays and failure at any stage. The data obtained from the studies and trials may be inadequate to support regulatory clearances or approvals, or to obtain third country approval equivalent to CE approval, or to allow market acceptance of the products being studied. Our cancer detection kits are currently undergoing clinical development.

We conducted clinical studies in cooperation with leading hospitals in Israel. A study with the Soroka (along with BGU) formed the basis of our methodology. We then conducted studies, with both Rabin Medical Center, or Rabin, and Kaplan Medical Center, or Kaplan, which focused on breast and colorectal cancers.

Currently, we are engaged in completing several clinical trials concerning breast cancer and colorectal cancer that are required for product development. The data from these clinical trials may be used or required in order to obtain regulatory approvals for our products including for the purpose of seeking FDA approval.

As for the FDA, our product’s intended use or other specifications that are under development today, may not be accepted by the FDA. Thus, our trials may not be relevant as supportive material to the FDA.

We are an IVD company, developing proprietary technology which will analyze a blood test to detect the presence of various cancers. Since we are not developing a drug, we believe that we will not need to submit an investigational new drug application to the FDA prior to conducting clinical trials in the U.S. We believe that we will only need institutional review board, or IRB, approval prior to conducting clinical trials in the U.S.

We expect that obtaining FDA approval for the marketing and selling of our products in the U.S. will take anywhere between two to four years and will cost us approximately $10 million to $15 million. As we do not have this amount of money, we would need to raise additional funds to perform clinical trials in the U.S. in order to receive FDA approval. If we are unable to raise such funds, we will not be able proceed with our efforts to obtain FDA approval. Inability to obtain FDA approval would significantly harm our viability as a company.

We estimate that we will need a “small pilot” clinical trial to enable us to approach the FDA with the results and begin a dialogue with the FDA to seek the FDA’s recommendation (not their approval) as to trial size and the protocols for future U.S. clinical trials. We plan to submit a formal application to the FDA for approval of the TBIA method after we have completed our clinical trials in the U.S.

Our intentions are to evaluate opening a Clinical Laboratory Improvement Amendments laboratory, or CLIA laboratory, and retain our product as a Laboratory Developed Test, or LDT, which are assays developed in the laboratory for internal use, in parallel to the FDA evaluation.

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

The commencement or completion of any of our clinical studies or trials may be delayed or halted, or be inadequate to support regulatory clearance, approval or product acceptance, or to obtain local regulatory approvals in any country that we wish to sell our products, for numerous reasons, including, among others:

●	patients do not enroll in the clinical trial at the rate we expect;

●	patients do not comply with trial protocols;

●	patient follow-up is not at the rate we expect;

●	patients experience adverse side effects;

●	patients die during a clinical trial, even though their death may be unrelated to our product;

●	regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

●	IRBs, Ethics Committees and third-party clinical investigators may delay or reject our trial protocol and Informed Consent Form;

●	third-party clinical investigators decline to participate in a study or trial or do not perform a study or trial on our anticipated schedule or consistent with the investigator agreements, study or trial protocol, good clinical practices or FDA, IRBs, Ethics Committees, or other applicable requirements;

●	third-party organizations such as the Contract Research Organization, do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the study or trial protocol or investigational or statistical plans;

●	regulatory inspections of our studies, trials or manufacturing facilities may require us to, among other things, undertake corrective action or suspend or terminate our studies or clinical trials;

●	changes in governmental regulations or administrative actions;

●	the interim or final results of the study or clinical trial are inconclusive or unfavorable as to safety or efficacy; and

●	a regulatory agency or our notified body concludes that our trial design is or was inadequate to demonstrate different parameters of the assay.

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

The Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations that have been issued under it, or collectively HIPAA, and similar laws outside the United States, contain substantial restrictions and requirements with respect to the use and disclosure of individuals’ protected health information. The HIPAA privacy rules prohibit “covered entities,” such as healthcare providers and health plans, from using or disclosing an individual’s protected health information, unless the use or disclosure is authorized by the individual or is specifically required or permitted under the privacy rules. Under the HIPAA security rules, covered entities must establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information maintained or transmitted by them or by others on their behalf. While we do not believe that we will be a covered entity under HIPAA, we believe many of our customers will be covered entities subject to HIPAA. Such customers may require us to enter into business associate agreements, which will obligate us to safeguard certain health information we obtain in the course of our relationship with them, restrict the manner in which we use and disclose such information and impose liability on us for failure to meet our contractual obligations.

In addition, under The Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, which was signed into law as part of the U.S. stimulus package in February 2009, certain of HIPAA’s privacy and security requirements are now also directly applicable to “business associates” of covered entities and subject them to direct governmental enforcement for failure to comply with these requirements. We may be deemed as a “business associate” of some of our customers. As a result, we may be subject as a “business associate” to civil and criminal penalties for failure to comply with applicable privacy and security rule requirements. Moreover, HITECH created a new requirement obligating “business associates” to report any breach of unsecured, individually identifiable health information to their covered entity customers and imposes penalties for failing to do so.

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

The protection of personal data, particularly patient data, is subject to strict laws and regulations in many countries. The collection and use of personal health data in the EU is governed by the provisions of Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data, commonly known as the Data Protection Directive. The Directive imposes a number of requirements including an obligation to seek the consent of individuals to whom the personal data relates, the information that must be provided to the individuals, notification of data processing obligations to the competent national data protection authorities of individual EU Member States and the security and confidentiality of the personal data. The Data Protection Directive also imposes strict rules on the transfer of personal data out of the EU to the U.S. Failure to comply with the requirements of the Data Protection Directive and the related national data protection laws of the EU Member States may result in fines and other administrative penalties and harm our business. We may incur extensive costs in ensuring compliance with these laws and regulations, particularly if we are considered to be a data controller within the meaning of the Data Protection Directive.

Once we commercialize our product, if ever, security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

Once we commercialize our product, in the ordinary course of our business, it is highly likely that we and our third-party providers will collect and store sensitive data, including legally-protected health information and personally identifiable information about patients, our healthcare provider customers and payors. We also may store sensitive intellectual property and other proprietary business information, including that of our customers and payors. We plan to manage and maintain our data utilizing a combination of on-site systems and cloud-based data center systems. This data will encompass a wide variety of business critical information, including research and development information, commercial information and business and financial information.

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

In addition, the interpretation and application of consumer, health-related, privacy and data protection laws in the U.S., the EU and elsewhere are often uncertain, contradictory and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business.

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

Similar restrictions are imposed by the national legislation of many third countries in which our medical devices will be marketed. Moreover, the provisions of the Foreign Corrupt Practices Act of 1997 and other similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from providing money or anything of value to officials of foreign governments, foreign political parties, or international organizations with the intent to obtain or retain business or seek a business advantage. Recently, there has been a substantial increase in anti-bribery law enforcement activity by U.S. regulators, with more aggressive and frequent investigations and enforcement by both the SEC and the Department of Justice. A determination that our operations or activities violated U.S. or foreign laws or regulations could result in imposition of substantial fines, interruption of business, loss of supplier, vendor or other third-party relationships, termination of necessary licenses and permits, and other legal or equitable sanctions. In addition, lawsuits brought by private litigants may also follow as a consequence.

Risks Related to Our Operations in Israel

Exchange rate fluctuations between the U.S. dollar, the NIS and the Euro and inflation may negatively affect our earnings and we may not be able to hedge our currency exchange risks successfully.

The U.S. dollar is our functional and reporting currency. However, a significant portion of our operating expenses, including personnel and facilities related expenses, are incurred in NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if the NIS instead devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. The Israeli rate of inflation has not had a material adverse effect on our financial condition during 2015, 2016 and 2017. In addition, we expect to incur operating expenses denominated in various currencies, and therefore, our operating results are also subject to fluctuations due to changes in the various exchange rates. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS, the Euro and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), we may be exposed to material adverse effects from such movements. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against any other currency.

Our principal offices, research and development facilities and some of our suppliers are located in Israel and, therefore, our business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel.

We are incorporated under Israeli law and our principal executive offices are located in Israel. In addition, all of our employees and officers, and most of our directors, are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring Arab countries, the Hamas (an Islamist militia and political group that has historically controlled the Gaza strip) and the Hezbollah (an Islamist militia and political group based in Lebanon). Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Ongoing and revived hostilities or other Israeli political or economic factors, such as, an interruption of operations at the Tel Aviv airport, could prevent or delay shipments of our components or products. If continued or resumed, these hostilities may negatively affect business conditions in Israel in general and our business in particular. In the event that hostilities disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and product candidates, our operations may be materially adversely affected.

In addition, instability in the region may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government has in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations and product development.

Furthermore, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial conditions or the expansion of our business. Similarly, Israeli corporations are limited in conducting business with entities from several countries.

Your rights and responsibilities as a shareholder will be governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our articles of association, as most recently amended on March 16, 2017, or the Amended Articles and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. corporations.

It may be difficult to enforce a judgment of a U.S. court against us, our officers and directors in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors.

We were incorporated in Israel. All of our executive officers and directors reside outside of the U.S., and all of our assets and most of the assets of these persons are located outside the U.S. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this annual report on Form 20-F.

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

We received Israeli government grants for certain of our research and development activities. The terms of those grants may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

From inception through December 31, 2017, we have been awarded an aggregate of approximately $272,000 in the form of grants from Israel Innovation Authority, or the IIA, formerly known as Israel’s Office of the Chief Scientist of the Ministry of Economy. The requirements and restrictions for such grants are found in the Israeli Encouragement of Research and Development Law, 5744-1984 and the regulations, or the Research Law. Under the Research Law, royalties of 3% to 5% on the revenues derived from sales of products or services developed in whole or in part using these IIA grants are payable to the Israeli government. We developed our technologies, at least in part, with funds from these grants, and accordingly we would be obligated to pay these royalties on sales of any of our product candidates that achieve regulatory approval. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. As of December 31, 2017, we had not paid any royalties to the IIA. In 2017, we did not receive a grant from the IIA. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

The transfer of IIA-supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, our research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

These restrictions will continue to apply even after we have repaid the full amount of royalties on the grants. For the years ended December 31, 2015, 2016 and 2017, we recorded grants totaling $0, $166,046 and $0 from the IIA, respectively. The grants represented 0%, 23% and 0%, respectively, of our gross research and development expenditures for the years ended December 31, 2015, 2016 and 2017.

Risks Related to Our Ordinary Shares

There is no established public trading market for our Ordinary Shares and our shareholders may not be able to resell their Ordinary Shares.

There is no established public trading market for our securities. Our shares were initially quoted on the OTCQB on March 7, 2017. We cannot assure that a regular trading market will develop or that if developed, will be sustained. In the absence of a trading market, a shareholder may be unable to liquidate its investment, which will result in the loss of such shareholder’s investment.

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

As of May 10, 2018, we had outstanding options and warrants to purchase 1,758,315 and 5,959,406 Ordinary Shares, respectively. The holders of these options and warrants are given the opportunity to profit from a rise in the market price of our Ordinary Shares. We may find it more difficult to raise additional equity capital while these options and warrants are outstanding. At any time during which these warrants are likely to be exercised, we may be unable to obtain additional equity capital on more favorable terms from other sources. Additionally, the exercise of these options and warrants will cause the increase of our outstanding Ordinary Shares, which could have the effect of substantially diluting the interests of our current shareholders.

The Jumpstart Our Business Startups Act, or the JOBS Act, and our status as a foreign private issuer will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our Ordinary Shares.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not emerging growth companies including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date; and

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares, and our share price may be more volatile and may decline.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to reporting obligations that, to some extent, are more lenient and less frequent than those applicable to a U.S. issuer.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. publicly reporting companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

We have never paid cash dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our Ordinary Shares will likely depend on whether the price of our Ordinary Shares increases, which may not occur.

We have not paid cash dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the Israeli Companies Law 5759-1999, or the Companies Law, imposes restrictions on our ability to declare and pay dividends. As a result, capital appreciation, if any, of our Ordinary Shares will be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our Ordinary Shares if the price of our Ordinary Shares increases beyond the price in which you originally acquired the Ordinary Shares.

The potential future application of the SEC’s “penny stock” rules to our Ordinary Shares could limit trading activity in the market, and our shareholders may find it more difficult to sell their shares.

It is expected that our Ordinary Shares will be trading at less than $5.00 per share and will therefore be subject to the SEC’s penny stock rules. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit their market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our Ordinary Shares and may affect our shareholders’ ability to resell their Ordinary Shares.

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

ITEM 4. INFORMATION ON THE COMPANY

A.       History and Development of the Company

Our legal and commercial name is Todos Medical Ltd. We were incorporated in the State of Israel in April 2010, and are subject to the Companies Law. Since March 7, 2017, our Ordinary Shares have been quoted on the OTCQB under the symbol TOMDF. In January 2016, we incorporated our fully held subsidiary, Todos (Singapore) Pte. Ltd. In March 2016, Todos (Singapore) Pte. Ltd. changed its name to Todos Medical Singapore Pte. Ltd., or Todos Singapore. As of December 31, 2017, Todos Singapore has not yet commenced its business operations.

As of the date of this annual report on form 20-F, we have yet to finalize a business plan or a budget for the upcoming fiscal year, and therefore, under the guidance of our board of directors, we have paused all research and development activities and other operational activities, aside from the completion of a trial the following trials: Kaplan and Belinson (Israel) TM-B1 and Kaplan and Belinson (Israel) TM-C1. We are in the process of inquiring into different fundraising routes through which we may successfully raise additional funding in order to commercialize our cancer detection kits and to develop and commercialize any future products. As of the date of this annual report on Form 20-F, no such fundraising route has presented itself.

We are an IVD for cancer diagnosis company, engaged in the development of a series of patient-friendly blood tests for the detection of a variety of cancers based on our TBIA, a proprietary method for detection of solid tumors using peripheral blood analysis. The method incorporates biochemistry, physics and signal processing. The TBIA detection method is based on the cancer’s influence on the immune system which triggers biochemical changes in the Peripheral Blood Mononuclear Cell, or PBMC, and plasma. Our core technology, TBIA, is based on research conducted and technology invented by the research teams at BGU and Soroka, whose intellectual property has been licensed to us in consideration of our contractual obligation to pay certain licensing fees. On December 9, 2013, our TBIA test obtained the CE mark approval.

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

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies including but not limited to not being required to comply with the auditor attestation requirements of the SEC rules under Section 404 of the Sarbanes-Oxley Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have annual gross revenue of at least $1.07 billion, or (c) tin which we are deemed to be a “large accelerated filer,” which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

Our capital expenditures for the years 2017, 2016 and 2015 amounted to $3,596, $34,971 and $117,788, respectively. These expenditures are primarily attributable to the purchase of laboratory equipment used in our research and development program. Our purchases of fixed assets primarily include leasehold improvements, computers, and equipment used for the research and development of our products, and we financed these expenditures primarily from cash on hand and partially from grants received from the IIA as detailed above.

B.       Business Overview

Since our inception, we have focused our efforts on the goal of creating a new methodology for cancer detection tests that make cancer detection more accurate, accessible, and affordable to the general public. Our core technology, which serves as the foundation of our company, was originally researched and developed by BGU along with Soroka. Both institutions are located in Israel. We have the exclusive worldwide rights to use this intellectual property for commercial and research and development purposes under a license agreement. We are not currently in compliance with the repayment terms of the license agreement with our licensor. As such, we are currently negotiating an amendment to the license agreement which would allow us to pay the accrued but unpaid payments due thereunder at a later date. Currently, we are developing cancer detection tests using IVD for both colon cancer and breast cancer. In the future, we intend to develop additional tests for other types of cancers.

Industry Overview

Cancer is the second largest cause of morbidity and mortality worldwide. According to the World Health Organization, in 2012, 14 million people were newly diagnosed with cancer and there were 8.8 million cancer related deaths in 2015. This number is expected to rise by 70% in the next twenty years. The World Health Organization further states that early detection can greatly reduce the current mortality rates. The cost of cancer in the EU alone was stated at over 51 billion Euro for 2009 (Report From The Commission To The European Parliament, The Council, The European Economic And Social Committee And The Committee Of The Regions published September 23, 2014). Meanwhile, the cost of cancer in the United States for the year 2001 was over $88.7 billion. The costs of cancer in terms of lives and suffering as well as financial, are staggering on a global basis.

While much work must be done to reduce the incidence rates of cancer and the treatment of cancer itself, we believe the early detection of cancer is a critical step towards saving lives. The EU has established a target of conducting cancer detection for 300 million people, annually. In 2008, only 56 million cancer detections were preformed (International Agency for Research on Cancer, Cancer Detection in EU 2008). Similarly, the United States has set a target to screen 200 million people per year (American Cancer Society, Cancer Detection in 2008).

Although cancer detections are necessary if not vital, there are many reasons that they are not more widely used. We believe these reasons include:

●	High cost per screen;

●	Uncomfortable for the patient (mammogram, colonoscopy, MRI);

●	Not accessible to large segments of the population;

●	Risk is involved (Radiation and Invasive tests);

●	Requires specialists to interpret results; and

●	Low sensitivity or specificity.

In summary, we believe that a large segment of world-wide population who need to be checked regularly for cancer forego the detection process due to the above reasons.

Products

Cancer Detection Kits

Our product serves as preliminary cancer detection tool and cannot be regarded as a final diagnosis. Our product consists of a simple blood test that causes what we believe to be minor risk and pain to the patient (as demonstrated by the diagram below) that is analyzed by our proprietary technology to detect the presence of various cancers. Our test analysis results will be provided to the healthcare provider who may decide to refer the patient for additional detections such as colonoscopy for further determination of cancer presence. Our cancer detection kit includes a special glass slide upon which the PBMC and the plasma are placed. Some tests might also include a salt solution that is needed for the blood separation process. There is a different test for each cancer type.

We develop several products for cancer screening and diagnosis as follows:

TM-B1 is a test designed specifically for breast cancer screening. It is indicated for women who meet the following criteria: female subjects aged 25 years and older, without a diagnosis of inflammatory or autoimmune disease. TM-B1 is to be used as a diagnostic method to indicate whether a malignancy is present or not. TM-B1 assay results should be used in conjunction with other common diagnostic tests as part of breast cancer screening.

TM-B2 is a test indicated for women who meet the following criteria: Female subjects, aged 25 years and older, without a diagnosis of inflammatory or autoimmune disease, who were diagnosed as presenting with a Breast Imaging-Reporting and Data System, or BI-RADS, score of three or four (or equivalent). TM-B2 is to be used to further assess if a malignancy is present or not. TM-B2 test results should be used in conjunction with other common diagnostic tests as part of breast cancer screening and should not be used as stand-alone assay.

The TM-C1 analysis method is intended for the qualitative detection, and for the semi-quantitative detection, of biochemical characteristics of the infrared readings of peripheral blood mononuclear cells and plasma, which may be indicative of polyps and colorectal cancer. The TM-C1 screening method may integrate with an overall screening program for colorectal cancer.

Work Flow

Blood samples are taken from the patient in the clinic. The mononuclear cells and plasma are separated from the blood and measured by the infrared, or IR, spectrometer. This data is sent to our server via the internet cloud, which will process the data and send the results via the internet cloud to the respective doctors.

Data flow

We will sell the test kit to the lab or clinic, that lab will process the blood sample and send the spectrum from the spectrometer to our server via the internet cloud. After our analysis (instant process) we will send the result to the lab.

Our Challenges

Because we are still in the clinical trials stage, we are subject to certain challenges, including, among others:

●	our technology has been tested on a limited basis and therefore we cannot assure the product’s clinical value;

●	although we have obtained CE mark approval for our tests in the EU, the European regulatory demands, regarding IVD, have been recently revised and major changes need to be made in order to keep our CE Mark. These changes need to be made until 2022. It will require significant efforts and funds to update our test accordingly;

●	although we have obtained CE mark approval for our tests in the EU, we still need to obtain the requisite regulatory approvals in the United States and other markets where we plan to focus our commercialization efforts;

●	as of May 10, 2018, our cash holdings amounted to $305,000. Due to the pause of certain activities, we believe that we will be able to use currently available capital resources for up to between 3 to 4 months. We need to raise an amount of capital sufficient to continue the development of our technology, obtain the requisite regulatory approvals, and commercialize our current and future products; and

●	we need to obtain reimbursement coverage from third-party payors for procedures using our tests.

Our ability to operate our business and achieve our goals and strategies is subject to numerous risks as described more fully in “Risk Factors” above.

Our Technology

In the last decade many scientific articles have been published showing that the body’s immune system detects the existence of cancer but, for various reasons, fails to attack it. For our developed detection methodology, only a small amount of peripheral blood from the patient is needed. The method is multidisciplinary and incorporates hematology, biochemistry, physics and signal processing and is based on infrared spectroscopy measurements of the blood sample and computerized analysis. The basic concept in our technology is to measure the biochemical changes in the PBMC and plasma, due to cancer presence. As the PBMC are part of the body’s immune system, we believe our methodology will detect overall biochemical changes of the immune system due to cancer presence. The technology involves special IR, measurement of a simple blood sample. We are using the Fourier Transform Infrared Analysis, or FTIR, spectrometer for reading the biochemical content of the PBMC and plasma. We believe the FTIR has some unique advantages in this aspect as it requires no reagents and the reading is swift. Most of the biochemical materials can be detected using the FTIR. The test uses conventional lab methods and the mathematical analysis is made automatically by proprietary algorithms.

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

Our plan was to conduct two-stage clinical trials - the first was a training stage and the second is a validation stage. We define, in consultation with our bio-statisticians, our algorithm development team and our future hospital partners, the number of participants needed for each clinical trial. While the minimum number we are targeting is 200 participants per trial, the number may vary from trial to trial. We completed the first stage (training) for breast cancer at a single site in Israel and a single site in Singapore. We intend to complete the first stage of the clinical trials for colorectal cancer at two sites in Israel. In the training stage, we aim to train our algorithm to: (a) determine the final performances of the test in terms of accuracy and reproductability; and (b) optimize the algorithm so that it will be compatible with the population of a country where we perform such clinical trials. In this process, we make the necessary adaptation to our proprietary technology, using mathematical tools in order to reach substantially the same diagnosis results as are found in earlier clinical studies we conducted between 2010 and 2013, as described under “Business - Past Clinical Studies” (which form the baseline of comparison). This baseline may, in the future, include the diagnosis results found in the fifth clinical study, which ended on October 2017, described under “Business - Past Clinical Studies”. Once the necessary adaptation to our proprietary technology is made, the second stage of clinical trials will be to validate that the tests are indeed able to detect breast cancer and colorectal cancer. Prior to beginning any clinical trials, a local Institutional review board, or IRB, needs to grant us approval to begin the trial. The second stage (validation) is a blinded trial and intended to verify the performances of our product following the aforementioned amendments implemented following the first stage. The validation may not meet our expectations, regulatory demands and/or other partner’s demands.

Past Clinical Studies

Four clinical studies whose results were published in what we believe to be well-known peer-reviewed journals have been conducted to date, all of which were not blind tests. The first of these studies was conducted by B.G. Negev Technologies and Applications Ltd., or BG Negev, a wholly owned subsidiary of BGU while we conducted the other three studies. The goal of these studies was to evaluate whether TBIA could be a novel, simple, and low-cost method for the early detection of cancer.

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

“Specificity” as used below is the number of detected healthy subjects divided by the full population of healthy subjects that participated in the study. A specificity of 80% means that out of 100 healthy people who participated in the study - we diagnosed 80 people as healthy. The 20 other healthy subjects were falsely diagnosed as having cancer.

The First Study was conducted by BGU. This study included 15 acute leukemic children, 19 children who had a high fever with a diagnosis of infection or inflammation, and 27 healthy volunteers. T test and cluster analysis was done with the following results for control versus leukemia and infection versus leukemia. For all, P value <= 0.05. Cluster analysis - all cancers were distinct in a different branch for healthy and infection. Based on the chosen wave numbers the cluster analysis was able to distinguish completely between leukemia and control groups. The first objective of the study was to distinguish between children diagnosed as having acute leukemia and healthy subjects by FTIR spectroscopy analysis of PBMCs. The second objective was to follow and analyze leukemic patients’ response to chemotherapy by FTIR spectroscopy of PBMCs in comparison to what we believe to be the standard practice of bone marrow examination by flow cytometry. A third objective of the clinical trial was to distinguish between leukemic children and children with similar clinical symptoms such as high fever and white blood count (which also appears following infection or inflammation) using FTIR technology.

Results of study:

The first objective was achieved successfully - all subjects, healthy and leukemic, were diagnosed correctly - 100% sensitivity and specificity. The second objective of the follow-up treatment was achieved by identifying three different responses to treatment by FTIR method - good, intermediate and unfavorable response. FTIR identified responses to treatment earlier (33 days vs. 100 days) than flow-cytometry analysis of bone marrow. A good response (meaning, a good response to chemotherapy) was a fast return of the PBMC values towards normal control values (according to the FTIR method). An intermediate response was a slow return of the PBMC values towards normal control values. An unfavorable response was the PBMC values not returning towards normal control values. No T test was done in order to distinguish between the three tendencies. The third objective was achieved as well. The children having similar symptoms to leukemia were successfully distinguished from children with acute leukemia by FTIR analysis - 100% sensitivity and specificity. These results were published in the Biochimica et Biophysica Acta (Zelig et al. Biochimica et Biophysica Acta 1810 (2011) 827-835).

Below are details regarding the other four studies that we completed on our own. The results are described as sensitivity and specificity.

The Second Study included 41 cancer patients and 45 healthy volunteers. This study was intended to evaluate the utility of our method in detecting several types of cancers using an advance computerized algorithm. The performances of the algorithm presented what we believe were promising results for breast and colorectal cancer as well as other cancers. Following these results, we chose to focus our efforts into the detection of breast and colorectal cancers.

The first objective of the study was to distinguish between cancer patients of multiple types and healthy subjects by FTIR spectroscopy analysis of PBMCs and plasma - we refer to this as the TM-T1 method - our product for diagnosing multiple types of cancers. All patients were diagnosed by standard practice such as histopathology of tissue samples taken from the tumor. The second objective was to distinguish between different types of cancers utilizing FTIR spectroscopy analysis of PBMCs and plasma.

Results of study:

The first objective of the study was achieved successfully - 93% sensitivity for detecting different types of cancers and 80% specificity for identifying correctly the healthy population. As for the second objective, although different spectral patterns were observed for each type of cancer, indicating that there is the potential of successful classification between the various cancers, the statistical parameters were not established due to low patient numbers for each individual type of cancer, preventing a reliable statistical analysis. As for this objective, our observation was qualitative rather than quantitative. We will need to conduct larger trials in the future in order to better understand and distinguish between different cancers. The results of the study were published in the Institute of Electrical and Electronics Engineers Journal (Ostrovsky et al. IEEE Transactions on Biomedical Engineering, Vol. 60, No. 2, February 2013, 343-353).

The Third Study was conducted between April 27, 2011 and April 26, 2013 at Rabin in Israel. The number of the study was 0336-10-RMC and its purpose was evaluation of our detection method for breast cancer. This study included 29 breast cancer patients and 30 subjects who were healthy or had benign tumors. All subjects were tested for breast cancer by standard detection procedures (mammography / ultrasound) and had not yet undergone surgical treatment, chemotherapy or radiotherapy.

The first objective of the study was to distinguish between cancer patients and healthy subjects or patients having benign tumor using FTIR spectroscopy analysis of PBMCs and plasma - we refer to this as the TM-B1 method - our product for diagnosing breast cancer. The second objective was to distinguish between three groups: cancer patients, patients having benign tumors, and healthy subjects without pathological findings related to breast tumors.

Results of study:

The first objective of the study was achieved successfully - approximately 90% sensitivity for detection of breast cancer and approximately 80% specificity for identifying correctly the healthy patients and patients with benign tumors. As for the second objective, although different spectral patterns were observed for each group - healthy, benign, and malignant, the statistical parameters were not established due to low patient numbers in each group, preventing a reliable statistical analysis. As for this objective, our observation was qualitative rather than quantitative. We will need to conduct larger trials in the future in order to better understand and distinguish between different groups. The results of the study were published in the BMC Cancer Journal (Zelig et al. BMC Cancer (2015) 15:408).

The Fourth Study was conducted between April 27, 2011 and April 26, 2013 at the Rabin in Israel. The number of the study was 0336-10-RMC and its purpose was to evaluate our detection method for colorectal cancer. This study included 30 colorectal cancer and high-grade dysplasia, or HGD, patients, 10 patients with benign polyps and 18 healthy subjects, all tested for colorectal cancer by colonoscopy. The premalignant HGD was joined with the malignant group.

The first objective of the study was to distinguish between cancer patients and healthy subjects using FTIR spectroscopy analysis of PBMCs and plasma, which we refer to as the “TM-C1 method”, our product for diagnosing colorectal cancer. The second objective was to distinguish between three groups: colorectal cancer patients, patients having benign tumors, and healthy subjects without pathological findings related to colorectal tumors such as polyps.

Results of study:

The first objective of the study was achieved successfully - approximately 82% sensitivity for detection of colorectal cancer and approximately 71% specificity for detecting healthy populations without pathological findings. The benign tumors were classified in between the cancer and healthy groups. As for the second objective, although different spectral patterns were observed for each group - healthy, benign, and malignant, the statistical parameters were not established due to low patient numbers in each group preventing a reliable statistical analysis. As for this objective, our observation was qualitative rather than quantitative. We will need to conduct larger trials in the future in order to better understand and distinguish between different groups. The results of the study were published in the Journal of Gastroenterology (Barlev et al. Journal of Gastroenterology (First Online: 26 June 2015): 1-8.).

The Fifth Study was conducted between June 6, 2013 and October 2017 at Kaplan in Israel. The number of the study was 0152-12-KMC. The Training phase at Kaplan has been completed and included 220. All subjects were tested for breast cancer by standard detection procedures (mammography / ultrasound) and have not yet undergone surgical treatment, chemotherapy or radiotherapy. We joined Rabin as an additional multi-central study site for training our algorithm. The number of the study at the Rabin is 0386-17-RMC and will include 105 patients. Rabin study is still on-going.

The first objective of the study was to distinguish between cancer patients and healthy subjects or patients having benign tumors using FTIR spectroscopy analysis of PBMCs and plasma - the TBIA method. The second objective was to distinguish between all three groups: cancer patients, patients with benign tumors and healthy subjects without pathological findings related to breast tumors.

Results of study:

In the training phase, an accuracy (sensitivity and specificity) of about 90% was demonstrated. The validation phase has not been completed yet, hence, final results for this study are not yet available.

Clinical Studies in Process

On June 1, 2016, we entered into a clinical trial agreement with the Singapore Hospital for a training trial. We made a judgment, along with the Singapore Hospital, that 280 participants is the appropriate number for the purpose of this training trial. This clinical study evaluated, in terms of sensitivity and specificity, our TM-B1 method for the detection of malignant and benign breast cancer tumors in comparison with standard diagnostic methods.

Under the agreement, the Singapore Hospital was primarily in charge of the recruitment procedure and blood sample collection from recruited participants, all pursuant to the clinical study protocol, which was approved by the Singapore Centralized IRB in April 2016. Analysis of the samples was performed by us. The Singapore Hospital also provided the prognosis of the recruited participants which enabled us to measure the sensitivity and specificity of the TM-B1 method.

Currently, we have yet to receive the results of this study.

In addition, on April 27, 2017, we commenced a training study at Rabin for TM-C1 for colorectal cancer screening. The Kaplan site is about to join Rabin as a multi-central study. In total we aim to recruit 350 patients. The study is prospective, un-blinded, tree arms.

On January 22, 2018, we initiated the validation study at Kaplan for TM-B1 - screening for breast cancer. NIH number NCT03343691. Rabin validation intend to join to this study as a multi-central study. Total of 200 patients are about to participate in the multi-central study. The study is prospective, blinded, double arm.

Currently, we are negotiating an optional site for our second stage (validation stage) of clinical trials in Singapore. The trial will be for the TM-B2 test. This clinical trial concerns the validation of the TM-B2 performances in terms of sensitivity and specificity.

For further details, please refer to “Item 5.Operating and Financial Review and Prospects - Overview.”

Intellectual Property

The proprietary nature of, and protection for, our current and/or any future product candidates, processes and know-how are important to our business as is our ability to operate without infringing on the proprietary rights of others, and to prevent others from infringing our proprietary rights. We seek patent protection in the United States and internationally for our current and future product candidates we may develop and other technology. In order to protect our proprietary technologies, we rely on combinations of application for patent and trade secret protection, as well as confidentiality agreements with employees, consultants, and third parties.

We have filed and own all rights in the following patent applications, all of which are currently pending or have been issued as patents:

Category I: These applications relate to analysis of an IR spectrum of a PBMC sample. Claims are generally directed to indicating the presence of a solid tumor based on analysis of an IR spectrum of a PBMC sample.

(1)	US Patent Application 13/701,262. This has claims for a method (process). The claims in this application are generally directed to indicating the presence of a solid tumor in breast tissue based on analysis of an IR spectrum of a PBMC sample. On March 28, 2017, this application issued as US Patent 9,606,057. This patent is expected to expire on June 1, 2031.

(2)	US Patent Application 15/443,674. This application is a continuation application of US 13/701,262 and has claims for a method (process) and is expected to expire on June 1, 2031. The claims in this application are generally directed to indicating the presence of a solid tumor in tissue of a gastrointestinal tract based on analysis of an IR spectrum of a PBMC sample.

(3)	European Patent Application No. 11789348.7. This has claims for a method (process) and a system and is expected to expire on June 1, 2031.

(4)	Israel Patent Application 223,237. This has claims for a method (process), a system, and for a computer program product and is expected to expire on June 1, 2031.

Category II: These applications relate to analysis of an IR spectrum of a blood plasma sample. Claims are generally directed to indicating the presence of a solid tumor based on analysis of an IR spectrum of a blood plasma sample.

(5)	US Patent Application 14/116,506. This has claims for a method (process), a system, and for a computer program product. The claims in this application are generally directed to indicating the presence of a solid tumor in a gastrointestinal tract based on analysis of an IR spectrum of a blood plasma sample. On August 1, 2017, this application issued as US Patent 9,719,937. This patent is expected to expire on May 10, 2032.

(6)	US Patent Application 15/645,168. This application is a continuation application of US 14/116,506. This has claims for a method (process), a system, and for a computer program product and is expected to expire on May 10, 2032. The claims in this application are generally directed to indicating the presence of a solid tumor in breast tissue based on analysis of an IR spectrum of a blood plasma sample.

(7)	European Patent Application No. 12782256.7. This has claims for a method (process) and a system and is expected to expire on May 10, 2032.

(8)	Israel Patent Application 229,109. This has claims for a method (process), a system, and for a computer program product and is expected to expire on May 10, 2032. On September 13, 2017, we received a notice of allowance from the Israel Patent Office regarding this application.

Category III: These applications relate to analysis of an IR spectrum of a blood plasma sample and PBMC samples.

(9)	US Patent Application 14/894,128. This has claims for a method (process). The claims in this application are generally directed to (i) analysis of an IR spectrum of a PBMC to indicate the presence of a benign tumor in breast tissue and in the gastrointestinal tract, and (ii) analysis of an IR spectrum of a blood plasma sample to indicate the presence of a benign tumor. On October 31, 2017, this application issued as US Patent 9,804,145. This patent is expected to expire on November 14, 2033.

(10)	US Patent Application 15/785,801. This application is a continuation application of US 14/894,128. This has claims for a method (process), a system, and for a computer program product and is expected to expire on November 14, 2033. The claims in this application are generally directed to (i) analysis of an IR spectrum of a PBMC sample, and a blood plasma sample to indicate the presence of a benign tumor in ovarian tissue, and (ii) preparation of a sample for analyzing by infrared spectroscopy.

(11)	European Patent Application No. 13885931.9. This has claims for a method (process), and is expected to expire on November 14, 2033. The claims in this application are generally directed to indicating the presence of a benign tumor in breast tissue based on analysis of an IR spectrum of a PBMC sample.

There are no patents or patent applications which are licensed to the Company pursuant to the Company’s License agreement with BGU and Mor Research Applications Ltd. (a wholly owned subsidiary of Clalit Medical Services - Israel) referenced below. There are no patents or patent applications which are licensed to the Company from any other entity.

To the knowledge of the Company’s management, there are no contested proceedings or third-party claims over any of our patent applications. Our success depends upon our ability to protect our technologies through intellectual property agreements including patents, trademarks, know-how, and confidentiality agreements. However, there can be no assurance that the above-mentioned patent applications will be approved by the appropriate agencies.

All of the technology for which the patents are sought is owned by the Company. The patents are entirely owned by the Company.

Licensing Agreement

In April 2010, we entered into a research and license agreement with BG Negev and Mor Research Applications Ltd. (a wholly owned subsidiary of Clalit Medical Services - Israel), or together with BG Negev, the Licensor. The Licensor, pursuant to the agreement, granted us an exclusive, worldwide, license to commercialize certain intellectual property covered by the agreement (i.e. research, development, manufacturing, marketing, distribution, and sale of any product containing the licensable IP under the agreement).

Pursuant to the agreement, we are under an obligation to pay to the Licensor a minimum annual royalty of $10,000 in 2015, $25,000 in 2016 and, from 2017 through the termination of the agreement, $50,000 per year. We have not paid any royalties yet under the Agreement. In March 2017, we agreed with the Licensor that the $85,000 we currently owe the Licensor will be paid by us by the earlier of (a) August 2017, or (b) our sale of equity securities to investors with gross proceeds to the Company of at least $10,000,000. We are not currently in compliance with the repayment terms of the license agreement with our Licensor. As such, we are currently negotiating an amendment to the license agreement which would allow us to pay the accrued but unpaid payments due thereunder at a later date. Once there are sales of products or sublicensing receipts based on the licensed intellectual property, we are under an obligation to pay the Licensor a certain percentage of such sales or sublicensing receipts, as running royalties, but in any event not less than the minimum annual royalties. Any minimum annual royalties will be credited against the running royalties in any given year.

According to the license agreement, the royalty rates are as follows:

On net sales of:
○	leukemia related products	3.0%
○	other products	2.5%
○	in certain limited circumstances, rates may be reduced to	2.0%
On fixed sublicense income (with no sub license income on sales by sub licensee):
○	leukemia related products	20.0%
○	other products	15.0%
On fixed sublicense income (with Company income on sales by the sub licensee. These rates are in addition to the net sales rates listed above.):
○	leukemia related products	10.0%
○	Other products	7.5%

The minimum royalties will be paid to the Licensor regardless of whether we are able to generate sales from the products arising from the usage of the license.

The license agreement is for an unlimited term, unless terminated earlier by either of the parties under certain circumstances as described in the agreement, including termination as a result of a material breach or a failure to comply with a material term by the other party, as a result of liquidation or insolvency of the other party. In addition, we were entitled to terminate the agreement if at any time, during the period of 7 years following the effective date of the transaction, we, at our sole discretion, would determine that commercialization of the leukemia licensed products is not commercially viable.

Dr. Udi Zelig, our Chief Technical Officer, is one of the inventors of the know-how licensed under the agreement and is entitled to receive from BG Negev between 10% to 15% of all payments that BG Negev is entitled to receive from us under the license agreement.

Advisory Board

Our Advisory Board consists of a number of leading scientists and physicians who play an active role in the evaluation of our technology and the development of our pipeline and we seek advice from them on various scientific matters. In addition, we seek advice from our Advisory Board on scientific and medical matters generally. The following table sets forth information for our Advisory Board members.

Name	Position / Institutional Affiliation
Michael C. Little, PhD	Dr. Little was senior vice president of research and development for Natera and president of Futura Partners, a healthcare advisory firm. At Futura, he advises clients from the pharma, life sciences and diagnostics industries in areas including diagnostics, companion diagnostics, and technical leadership development. He is a member of the board of directors of a Cambridge, MA private startup company focused on personalized medicine (pulmonology), and has been a consultant to the investors and board of directors of another personalized medicine company (breast cancer).
Previously, he was vice president at Novartis. For the first two years, he oversaw research and development, medical affairs, and regulatory affairs for Novartis (Chiron) Diagnostics in Emeryville, CA. Over a period of five years he had responsibility, as a founding member of a Novartis Diagnostics Development organization, for nearly 30 programs spanning Novartis’ entire oncology and general medicine portfolio.

Name	Position / Institutional Affiliation
Prior to Novartis, he was the chief operating officer of Adlyfe, a venture-funded company focused on misfolded protein diagnostics. During this time he had accountability for both finance raising and research and development programs.
Dr. Little spent 16 years with Becton Dickinson, or BD, where he began as a research and development scientist developing a proprietary nucleic acid amplification technology, Strand Displacement Amplification, or SDA, and would ultimately run the business resulting from this initial research work. He assumed responsibility for and ran the research and development programs for BD’s flagship SDA platforms, the BDProbeTecET and BDViper. After BD gained FDA clearance for the first real-time DNA amplification system, he assumed the leadership of the resulting molecular business. This business grew from $0 to $100 million in revenue within five years and has since achieved an aggregate of over $1 billion in revenue.
Dr. Little received his PhD in Microbiology from the University of Florida and completed post-doctoral training at the University of Arizona in Tucson.
Dr. Jürgen Schmitt	Dr. Jürgen Schmitt has more than 25 years of experience in research and development projects of microbiological and biomedical applications of FT-IR and Raman spectroscopy. He has worked in both government and industry to apply FT-IR and Raman spectroscopic techniques in Biotechnology, Medicine and Pharmaceutical Research. For example, in the development of a TSE/BSE antemortem Diagnostic Test on Serum by FT-IR Spectroscopy (Co-Inventor with Robert-Koch-Institute, Berlin), licensed to Roche Diagnostics; and development of a FT-IR Detection Technique for Rapid Mode-of-Action Detection in Antibacterial Drug Research.
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
Walter Carney, PHD	Dr. Carney received his PhD in Medical Microbiology and Infectious Diseases from Thomas Jefferson Medical School in Philadelphia, PA in 1978. Over the past two years, Dr. Carney has founded and been the chief executive officer of Walt Carney Biomarkers Consulting. Prior to establishing his own consulting firm, Dr. Carney had a distinguished career at Oncogene Science. Dr. Carney was employed at Oncogene for over 23 years in a variety of positions. These positions include chief scientific officer, executive vice president and president. Dr. Carney serves on the advisory board of Sigmet Laboratories and Vermillion. Dr. Carney has also garnered many awards including the Forever Fellowship, NIH Fellow and the Otto Bayer Science award. Dr. Carney is a respected member of the American Association for Cancer Research, the American Society for Clinical Oncology, the American Association for the Advancement of Clinical Science as well as the American Association for Clinical Chemistry.

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

In light of these drawbacks, our assays will be a part of standard clinical protocol for cancer screening and not a replacement of any of these gold standard procedures. Our aim is to improve the screening process, reducing false negatives and increasing sensitivity thus, saving lives, pain and expenses.

Many of our anticipated competitors, such as those listed in the below figure, have substantially greater financial, technical, and other resources and larger, more established marketing, sales and distribution systems than we have. Many of our competitors also offer broad product lines outside of the diagnostic testing market and have brand recognition. Moreover, our competitors may make rapid technological developments that may result in our intended technologies and products becoming obsolete before we are able to enter the market, recover the expenses incurred to develop them or generate significant revenue. Our success will depend, in part, on our ability to develop our intended products in a timely manner, keep our future products current with advancing technologies, achieve market acceptance of our future products, gain name recognition and a positive reputation in the healthcare industry, and establish successful marketing, sales and distribution efforts.

Company	Symbol	Company Description
Exact Sciences	EXAS	Marketing Cologuard stool based detection test for the detection of colorectal cancer
Volition Rx	VNRX	Developing blood-based diagnostic tests for colorectal, lung, prostate, ovarian and other cancer types based on nucleosomics
Epigenomics	EPGNF	Engages in developing and commercializing in vitro diagnostic tests for the detection and diagnosis of cancer (EpiproColon - methylated Septin9 DNA in human plasma)
Cancer Genetics	CGIX	Focuses on developing and commercializing proprietary genomic tests to improve and personalize the diagnosis and response to treatment of cancer.

Research and Development

For information regarding our clinical studies, please see above under the caption “New Clinical Studies in Process.”

For the years ended December 31, 2017, 2016 and 2015, we incurred $720,527, $317,907 and $374,023, respectively, of net research and development expense.

Our research and development efforts are financed in part through grants received from the IIA. As of December 31, 2017, we have received the aggregate amount of $272,000 from the IIA. Aside from payment of royalties to the IIA, we are required to comply with the requirements of the Research Law. Under the Research Law, royalties of 3% to 3.5% on the revenues derived from sales of products or services developed in whole or in part using these IIA grants are payable to the Israeli government. We developed our technologies, at least in part, with funds from these grants, and accordingly we would be obligated to pay these royalties on sales of any of our product candidates that achieve regulatory approval. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year.

Production and Manufacturing

We are revising our production line for kits for laboratories and physicians. All of our product production is conducted under ISO 13485 and by conforming to CE instructions, we aim to reduce risks and be more prepared for commercialization of our assays.

We currently have several third-party suppliers, from various geographic locations, that provide us with raw materials. While we are currently relying on these suppliers, we plan to locate other suppliers upon strict inspection. We plan to have a minimum of two suppliers for each component in our system and it is our intention to eventually produce the raw material internally. However, because we are in a highly specialized industry, there can be no assurance that we will be able to achieve that.

Listed below are our current material suppliers. There is no assurance that they will be able to continue supply of our raw materials or that, if necessary, we will be able find replacement vendors on a timely basis on favorable terms.

List of the raw material suppliers for kits

SUPPLIERS	MATERIAL
BD	PUSH BUTTON SET 21G GREEN
BD	Vacutainer® K2EDTA 6 mL Blood collection tube
Eppendorf	Pipette tips 100-1000 ?l
Eppendorf	Pipette tips 0.1-10 ?l
Eppendorf	Centrifuge tube 50 ml
Eppendorf	Eppendorf tubes 1.5 ml
Grenier	Freezing vials 2.0 ml
Grenier	Leucosep® 50 ml tube

Suppliers for our cancer detection kits

Manufacturer Name	Supplier Name	Service Description / Component Description
Todos Medical Ltd.	Todos Medical Ltd.	TM-B1
Todos Medical Ltd.	Todos Medical Ltd.	TM-B2

Sales and Marketing

We currently do not sell our products. Our goal is to have a diversified pool of customers worldwide, including the United States. However, we plan to focus initially on the Western EU nations, Singapore and Israel since we have the CE mark, whereas entering the U.S. market will require more time, effort and substantial funding in order to obtain FDA approval. Assuming we successfully raise additional funding, over the next 12 months we plan to commence clinical trials in Israel and Singapore in order to complete the trials and validation stages prior to commencement of sales. Furthermore, once the clinical trials tests are successfully completed in Singapore, we plan to apply to obtain regulatory approvals in Singapore to sell our products there. Our plans depend on us financing our operations through the sale of equity, incurring debt, or other financing alternatives.

C.       Organizational Structure

We currently have one wholly owned subsidiary: Todos Medical Singapore Pte. Ltd., which is incorporated in Singapore.

D.       Property, Plant and Equipment

We do not own any real property. Our offices, research and development facility and in-house laboratory are located at our headquarters at 1 Hamada Street, Rehovot, Israel, where we currently occupy approximately 108 square meters for a monthly consideration of NIS 7,000 (approximately $1,820), under a two-year lease agreement that expires on November 30, 2018. Lease payments are linked to the Israeli Consumer Price Index, or CPI, based on the CPI published on February 15, 2015.

We consider our current office space sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under US GAAP and our financial statements were prepared in accordance with generally accepted accounting principles in the United States. Unless otherwise indicated, U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the period ended on December 31, 2017 are translated using the rate of NIS 3.467 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2017, and U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the period ended December 31, 2016 are translated using the rate of NIS 3.845 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2016, and U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the period ended on December 31, 2015 are translated using the rate of NIS 3.902 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2015.

Overview

We are an IVD for cancer diagnosis company, engaged in the development of a series of patient-friendly blood tests for the detection of a variety of cancers based on our TBIA, a proprietary method for detection of solid tumors using peripheral blood analysis. The method incorporates biochemistry, physics and signal processing. The TBIA detection method is based on the cancer’s influence on the immune system which triggers biochemical changes in PBMC, and plasma. Our core technology, TBIA, is based on research conducted and technology invented by the research teams at BGU and Soroka, whose intellectual property has been licensed to us in consideration of our contractual obligation to pay certain licensing fees. On December 9, 2013, our TBIA test obtained the CE mark approval.

We believe that our clinical results conducted to date demonstrate the capability to simply and rapidly detect malignant breast and colon tumors in comparison to a controlled healthy group. We anticipate that future broad clinical studies should reveal the full potential of our technology. We believe our proprietary innovation is conducive to constant improvement in the algorithm as we ascend the learning curve, thereby perfecting our test performances and expand the intended population with each test. Accordingly, we will be required to continue to devote substantial resources and efforts to research and development activities in order to potentially achieve and maintain a competitive position in this field. We plan to increase our products portfolio and improve the existing products by improving the algorithms and optimizing and automating the process. As of May 10, 2018, our unaudited cash holdings were $305,000.

One of our objectives in the next two years is to make our products known in the medical and scientific fields by publishing peer reviewed, high impact articles in medical journals about our TBIA test. During this period, we plan to begin selling our products in Israel, Europe and the Far East and to prepare the groundwork for FDA approval in the United States. We will also focus on enhancing our TBIA proprietary automation and algorithms in order to obtain a higher level of accuracy and reproductability for the results of the blood tests. In addition, we believe that automating the process will reduce the relevant costs for the general public. We believe that proper robots and optimized spectrometers will enhance our method to the higher productivity levels needed for the TBIA detection tool to be able to perform a higher volume of tests. Our goal is to perform about 25,000 tests in 2019.

Prior to selling our products, we first need to complete the automation process. This process includes several steps including qualifying a robust new test protocol, making our test measurement more automated in order to reduce our dependency on the skills of lab technicians, installing the proper web cloud data warehouse, and integrating a full business to business network. We plan to protect the confidentiality of patient medical data and personally identifiable information by means of: (i) having a secure facility where the data and information we hold will be stored; and (ii) requiring our third-party providers of data storage to comply with HIPAA and applicable state privacy and security laws and regulations. These changes will enable our customers to run the tests with lower costs while obtaining faster results. To the knowledge of our management, these changes will not impact the previously obtained CE mark approval of the TBIA test. At this point there can be no assurance that our plan will be implemented in accordance with what we currently envision and future clinical results may lead to different conclusions about our products.

We are an IVD company, developing proprietary technology which will analyze a blood test to detect the presence of various cancers. As we are not developing a drug, we believe that we will not need to submit an investigational new drug application to the FDA prior to conducting clinical trials in the U.S. We believe that we will only need IRB approval prior to conducting clinical trials in the U.S.

Operating Results

A.       Operating Expenses

Our current operating expenses consist of two components - research and development expenses, and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, subcontracted work and consulting, liabilities for royalties and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Year ended December 31
	2017	2016	2015
Salaries and related expenses	$144,250	$136,578	$166,849
Stock-based compensation	22,883	48,056	-
Professional fees	31,690	56,377	53,750
Laboratory and materials	184,073	124,748	50,858
Patent expenses	62,888	24,956	51,846
Liability for minimum royalties expenses	238,000	50,000	35,000
Depreciation	24,083	20,526	11,369
Travel expenses	6,512	19,419	-
Insurance and other expenses	6,148	3,293	4,351
	720,527	483,953	374,023
Less: Grants from the OCS and others	-	(166,046)	-
	$720,527	$317,907	$374,023

We expect that our research and development expenses will materially increase as we plan to rapidly recruit more employees in order to accelerate our research and development efforts.

General and administrative

General and administrative expenses consist primarily of salaries, share-based compensation expense, professional service fees (for accounting, legal, bookkeeping, intellectual property and facilities), directors fee and insurance and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31
	2017	2016	2015

Salaries and related expenses	$67,884	$45,717	$12,328
Stock-based compensation	90,875	162,124	219,239
Rent and maintenance	14,735	9,764	10,203
Communication and investor relations	9,549	9,622	16,945
Professional fees	391,520	156,268	193,794
Vehicle	16,714	22,343	-
Insurance and other expenses	25,810	5,144	4,448
	$617,087	$410,982	$456,957

Comparison of the year ended December 31, 2017 to the year ended December 31, 2016

Results of Operations

Research and Development Expenses. Our net research and development expenses for the year ended December 31, 2017 were $720,527, compared to $317,907 for the year ended December 31, 2016, representing a net increase of $402,620, or 126%. The increase is primarily due to research and development grants we have received from the IIA and Horizon 2020 (the EU Framework Program for Research and Innovation) of $166,000 in 2016 that are included as an offset to research and development expenses in 2016, and royalties expenses to BGU.

General and Administrative Expenses. Our expenses for the year ended December 31, 2017 were $617,087, compared to $410,982 for the year ended December 31, 2016, providing an increase of $206,105 or 50.1%. The increase is primarily due to the increase from professional services expenses.

Finance Income and Expenses. Our net finance expenses for the year ended December 31, 2017 was $1,337,758, compared to income of $75,428 for the year ended December 31, 2016, providing an increase of $1,413,186. The increase is primarily due to the change in the fair value of warrants liability in the amount of $1,101,229 and inducement related to warrants exercised in the amount of 166,500. We issued warrants that are classified as liability instruments. As such, the fair value of these warrants is re-measured at the end of each accounting period with changes in this fair value reflected in the financial statement caption “Long Term Liabilities.” The exchange rate differentials affected the balances appearing on the balance sheet.

Net Loss. Our net loss for the year ended December 31, 2017 was $2,675,375, compared to $653,461 for the year ended December 31, 2016, providing a $2,021,914 increase in the amount of the loss or a 300% increase. The increase is primarily due to the change in the fair value of warrants liability, inducement related to warrants exercised and research and development expenses.

Comparison of the year ended December 31, 2016 to the year ended December 31, 2015

Research and Development Expenses. Our net research and development expenses for the year ended December 31, 2016 were $317,907, compared to $374,023 for the year ended December 31, 2015, representing a net decrease of $56,116, or 15%. The decrease is primarily due to research and development grants we received from the IIA and Horizon 2020 (the EU Framework Program for Research and Innovation) in 2015 that are included as an offset to research and development expenses in 2015, partially offset by increases in our continuous plan of research and development and stock-based compensation expenses.

General and Administrative Expenses. Our expenses for the year ended December 31, 2016 were $410,982, compared to $456,957 for the year ended December 31, 2015, reflecting a decrease of $45,975 or 10%. The decrease is primarily due to the decrease in stock-based compensation expense to employees and consultant and professional fees partially offset by an increase in salaries and related expenses.

Finance Income and Expenses. Our finance income for the year ended December 31, 2016 was $75,428, compared to finance income of $12,439 for the year ended December 31, 2015, representing an increase of $62,989. The increase is primarily due to the change in the fair value of warrant liabilities. We have issued warrants that are classified as liability instruments. As such, the fair value of these warrants is re-measured at the end of each accounting period with changes in this fair value reflected in the financial statement caption “Long Term Liabilities.” The exchange rate differentials impacted the balances appearing on the balance sheet.

Net Loss. Our net loss for the year ended December 31, 2016 was $653,461, compared to $818,541 for the year ended December 31, 2015, reflecting a $165,080 decrease in the amount of the loss or a 20% decrease.

Critical Accounting Policies and Estimate

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2017, included elsewhere in this annual report on Form 20-F. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we elected to rely on other exemptions, including without limitation, (i) providing an auditor’s attestation report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply until on or before the last day of the 2021 fiscal year (the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act).

Going Concern Uncertainty

We devoted substantially all of our efforts to research and development and raising capital, and have not yet generated any revenues. The development and commercialization of our products are expected to require substantial further expenditures. We have not yet generated any revenues from operations, and therefore we are dependent upon external sources for financing our operations. Since inception, we have incurred substantial accumulated losses and negative operating cash flow and have a significant shareholders’ deficit. These factors raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. As of May 10, 2018, our unaudited cash holdings were $305,000. We plan to finance our operations through the sale of equity and, to the extent available, short term and long term loans. There can be no assurance that we will succeed in obtaining the necessary financing to continue our operations. See also Item 3.D - Risk Factors under the caption “The report of our independent registered public accounting firm expresses substantial doubt about our ability to continue as a going concern.”

B.       Liquidity and Capital Resources

Overview

To date, we have funded our operations primarily with shareholder loans, grants from the IIA, and issuing Ordinary Shares and warrants.

The table below presents our cash flows:

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands	For the Year ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Loss for the year	$(2,675)	$(653)	$(819)
Adjustments to reconcile loss for the year to net cash used in operating activities:
Depreciation	24	21	12
Liability for minimum royalties	238	50	35
Change in fair value of warrants liability	1,101	(118)	(35)
Stock-based compensation	114	210	219
Financing expenses of long term loans & other Shekel denominated balances	167	8	(8)
Changes in operating assets and liabilities:
Decrease (increase) in other current assets	1	6	37
Increase (decrease) in accounts payable	(22)	14	(8)
(Decrease) increase in other current liabilities	81	(8)	(48)
Net cash used in operating activities	(904)	(469)	(615)
Cash flows from investing activities
Restricted Cash	(11)		-
Purchase of property and equipment	(4)	(35)	(118)
Net cash used in investing activities	(14)	(35)	(118)
Cash flows from financing activities
Proceeds allocated to Ordinary Shares, net	563	567	660
Proceeds allocated to warrants	-	244	169
Proceeds allocated from exercise of warrants	599	-	-
Proceeds from exercise of stock options	0.226	0.273	-
Proceeds on receipts on account of Ordinary Shares	-	-	-
Repayments of shareholders loans	-	(24)
Proceeds from shareholders loans			-
Net cash provided by financing activities	1,162	788	828
Increase in cash and cash equivalents	244	283	95
Cash and cash equivalents at beginning of the year	439	156	61
Cash and cash equivalents at end of the year	$683	$439	$156

Operating Activities

Net cash used in operating activities for the year ended December 31, 2017 was $904,410, compared to $469,389 in the year ended December 31, 2016 and $614,654 in the year ended December 31, 2015. The decrease in the cash flow used in operating activities in 2016 compared with 2015 is primarily due to grants received from the IIA as detailed above. The increase in the cash flow used in operating activities in 2017 compared to 2016 is primarily due to increase from operating loss.

Investing Activities

Net cash used in investing activities for the for the year ended December 31, 2017 was $13,695, compared to net cash used in the year ended December 31, 2016 of $34,971, compared to net cash used in the year ended December 31, 2015 of $117,788. The decrease is primarily due to significant purchases of property and laboratory equipment made in 2016 and not in 2017.

Financing Activities

Net cash provided by financing activities for the for the year ended December 31, 2017 was $1,162,230, compared to net cash provided by financing activities for the year ended December 31, 2016 of $787,759, compared to net cash provided by financing activities for the year ended December 31, 2015 of $827,520. This increase is primarily due to a cash received from the exercise of warrants and proceeds from private placement.

Current Outlook

The warrants we issued as part of our private placement had an exercise price of $0.50 per share. In April 2017, we offered our existing warrant holders the opportunity, until May 22, 2017, to exercise their warrants at a price per share of $0.40. During May 2017, certain warrants holders exercised warrants for 1,665,000 Ordinary Shares for proceeds to the Company of $666,000. As of May 10, 2018, our unaudited cash holdings were $305,000.

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

We have limited experience with IVD. As such these budget estimates may not be accurate. In addition, the actual work to be performed is not known at this time, other than a broad outline, as is normal with any scientific work. As further work is performed, additional work may become necessary or change in plans or workload may occur. Such changes may have an adverse impact on our estimated budget. Such changes may also have an adverse impact on our projected timeline of drug development

If we are unable to raise additional funds, we will need to do one or more of the following:

●	delay, scale-back or eliminate some or all of our research and product development programs;

●	provide licenses to third parties to develop and commercialize products or technologies that we would otherwise seek to develop and commercialize ourselves;

●	seek strategic alliances or business combinations;

●	attempt to sell our company;

●	cease operations; or

●	declare bankruptcy.

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

C.       Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

D.       Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2017:

	Payments due by period
	(US$)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Shareholders’ loans (1)	659,526	-	659,526	-	-
Royalties to BGU (2)	323,000	135,000			188,000
Total (3)	982,526	135,000	659,526	-	188,000

(1) Between the years 2011 and 2014, we received loans from two shareholders. The loans are denominated in NIS, mature on December 31, 2019 and bear no interest. The loans are linked to the Israeli CPI as of January 1, 2015. The loans may be repaid by us from time to time according to our cash availability.

(2) This balance was measured based on the future cash payments discounted using an interest rate of 21%, which represents, according to management’s estimate, the applicable rate of risk for us.

(3) This does not include the repayment of approximately $272,000 of grants we received from the IIA and interest thereon, which shall be repaid as royalties upon the commercialization of our products.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth information regarding our executive officers, directors, and our key employees as of May 10, 2018:

Name	Age	Position(s)
Dr. Herman Weiss	47	Chairman of the Board of Director
Rami Zigdon	55	Chief Executive Officer and Director
Udi Zelig	39	Chief Technology Officer
David Ben Naim	49	Chief Financial Officer
Alon Ostrovitzky	33	Director
Moshe Schlisser	29	Director
Moshe Abramovitz	36	Director
Alon Shalev	46	External Director
Ronit Even-Zahav Meitin	53	External Director

Executive Officers, Directors, and Key Employees

Rami Zigdon, Chief Executive Officer and Director

Mr. Rami Zigdon has served as our Chief Executive Officer since our inception in 2010 and also served as a director on our board from May 12, 2011 until June 3, 2015. On May 10, 2016, he was elected again to serve as a director. As of January 2016, Mr. Zigdon has also served as a director on the board of our subsidiary, Todos Singapore. Mr. Zigdon is an experienced business manager of technology-based companies. From 2003 to 2009, Mr. Zigdon served as the Israeli country manager of Renesas Technology, a leading Japanese semiconductors corporation. Prior to his position at Renesas, Mr. Zigdon served as the manager of Hitachi Semiconductors Israel and as the embedded systems group manager at RDT. Mr. Zigdon has held various technical and management positions at Scitex Belgium, NI Medical and Spectronix. Mr. Zigdon graduated with honors from the Hebrew University of Jerusalem and holds a B.S in Biology from the Hebrew University of Jerusalem, a B.S. in Electrical Engineering from the Ben Gurion University of the Negev and an MBA from the Heriot-Watt University, Edinburgh.

Udi Zelig, Chief Technology Officer

Dr. Udi Zelig has served as our full-time Chief Technology Officer since January 1, 2012. Prior to that, Dr. Zeligin served as our non-employee Chief Technology Officer from our inception through November 15, 2009, while concurrently being employed by Crow Technologies 1977, Ltd. Dr. Zelig is a nuclear and biomedical engineer with more than a decade of research experience in conducting and managing of in-vitro and clinical experiments. His main field of research concerns various applications of infrared spectroscopy for blood cancer detection and investigation of chemotherapeutic drug influence on blood cells. Dr. Zelig is the author of numerous scientific publications in leading biophysics and medicinal journals. Dr. Zelig holds a B.S. in Nuclear Engineering, a Master’s of Science and a Ph.D. in bio-medical engineering, all from the Ben-Gurion University of the Negev.

David Ben Naim, Chief Financial Officer

Mr. David Ben Naim, has served as our Chief Financial Officer since January 2018. Since 2014, Mr. Ben Naim has been the owner and manager of DBN Finance, a company that provides full outsourcing financial services to companies located in Israel. From 2012 until 2014, Mr. Ben Naim served as the chief financial officer of Insuline Medical Inc., which is traded on the Tel Aviv Stock Exchange, or TASE, under the symbol INSL. Mr. Ben Naim served as the chief financial officer for Crow Technologies 1977, Ltd. (OTCQB - CRWTF) from 2008 until 2011 and for Ilex Medical Limited (TASE) from 2007 until 2008. Other positions held by Mr. Ben Naim include, in connection with his ownership of DBN Finance, chief financial officer since 2016 of Microbot Medical (Nasdaq - MBOT) and Vonetize PLC (TASE - VNTZ). Additionally, Mr. Ben Naim served as the Corporate Controller of Tadiran Telecom Limited from 2003 until 2007. Mr. Ben Naim holds an MBA from Ono Academic College as well as a C.P.A. license from the Ramat Gan College.

Dr. Herman Weiss, Director and Chairman

Dr. Herman Weiss has been a director since June 22, 2017. Dr. Weiss also serves at the present time as the vice president of medical affairs and clinical development at Juniper Pharmaceuticals Inc. in Boston, MA. Dr. Weiss previously served as the Global Medical Director of women’s health and bone health at Teva Pharmaceutical Industries, Ltd. in Petah Tikve, Israel. Dr. Weiss has served as a consultant to multiple medical device and pharmaceutical companies, including American medical systems and venture capital firms in New York City, and also founded and served as the chief medical officer of FibroControl, a biotech medical device company in Herzliya, Israel. Dr. Weiss owns multiple patents and is the author of numerous publications in the area of women’s health and gynecology. Dr. Weiss holds an M.B.A. from the George Washington University, Washington DC, an M.D. from the Ohio State University College of Medicine and a B.A. in Philosophy (summa cum laude) from the Ramapo College of New Jersey.

Alon Ostrovitzky, Director

Mr. Alon Ostrovitzky has been a director since December 5, 2013. Since 2008, Mr. Ostrovitzky has acted as the President of Ostrovitzky Holdings Company, a company which has developed a variety of real estate projects in the Czech Republic, Germany, and Israel. As President, Mr. Ostrovitzky supervised sub-contractors and service providers among other things. Mr. Ostrovitzky has also developed and spearheaded renewable energy projects in Greece, planned and oversaw construction of photo-voltaic parks in Greece, and provided management for a medical center (Dialysis and specialists) in the Czech Republic. Mr. Ostrovitzky holds a B.A. in business administration from the Interdisciplinary Center Herzliya, where he specialized in finance, and also studied economics at Tel Aviv University.

Alon Shalev, Director

Mr.Alon Shalev has been a director since June 22, 2017. Mr. Shalev led BrainsGate from its inception phase, into its European clinical trials with a highly innovative technological and clinical platform. Subsequently, he led Nicast from initial exploratory work in different fields through a process of application definition, prioritization and selection, and into its First-In-Man clinical trials as well as the CE approval process. Under his direction, Nicast has become the first medical device company to introduce an implantable medical device based on polymer electrospinning. In 2008, Mr. Shalev started generating the core IP upon which Endospan was later founded. Mr. Shalev has been the chief executive officer of Endospan since 2013 and also serves on its board of directors. Mr. Shalev is an inventor of numerous patents in the medical field. Mr. Shalev holds an MS in Solid State Electronics, Physical Electronics (cum laude) and a B.S. in Electrical Engineering both from Tel Aviv University.

Moshe Schlisser, Director

Mr. Moshe Schlisser has been a director since February 27, 2016. Mr. Schlisser currently also serves as a director at SmartGreen Ltd, Tantel Group Ltd and III Pte Ltd. Mr. Schlisser is a General Partner at Shefa Capital Ltd a Growth Venture Fund with a focus on mid to later stage deep technology investments. Mr. Schlisser held managerial positions in various investment firms and has experience with investments, structured finance and mergers and acquisitions. In 2010, Mr. Schlisser co-founded and currently serves as a director of a soup kitchen in Jerusalem that serves to over 50 homeless and underprivileged individuals a hot prepared dinner every night and that delivers weekend food packages to over 250 underprivileged families.

Moshe Abramovitz, Director

Mr. Moshe Abramovitz has been a director since February 27, 2016. Mr. Abramovitz has held managerial positions in various organizations (Israeli companies and charities) including serving as the deputy chief executive officer of A.S. Mehadrin Ltd. Mr. Abramovitz holds a B.A. in business administration, specializing in information systems, from Ono Academic College and an MBA in business administration specializing in business strategy from Ono Academic College. Mr. Abramowitz received training and a certificate to serve as a mediator from Bar Ilan University.

Ronit Even-Zahav Meitin, Director

Ms. Ronit Even-Zahav Meitin has been a director since June 22, 2017. Since 2014, Ms. Even Zahav Meitin has provided financial consulting services to various companies. Previously, Ms. Even Zahav Meitin served as chief financial officer with the Afcon Group (a public company traded on the TASE). Ms. Even-Zahav Meitin also serves as a director and chairperson of the finance committee for Cross Israeli Highway (a governmental company), and as an external director in Tafnit Discount Asset Management (a subsidiary of Israel Discount Bank Limited) and as an independent director in Inter Green Ltd. (a public company traded on the TASE). Until 2012, Ms. Even-Zahav Meitin served, among other positions, as chief financial officer of Paz Industries and Services (Oil) and a director of its subsidiaries. Ms. Even-Zahav Meitin is a certified accountant in Israel and holds a BA in Accounting and Economics from Tel Aviv University and an MBA in Finance from Bar Ilan University.

Family Relationships

There are no family relationships between any of our executive officers and our directors.

B.       Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and executive officers as a group for work during or with respect to the year ended December 31, 2017. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to our Company, in thousands of U.S. Dollars, for the year ended December 31, 2017. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.6 is equal to $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2017.

	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and executive officers as a group, consisting of six persons	$204,000	$69,000

In accordance with the Companies Law, the table below reflects the compensation granted to our three most highly compensated officers during or with respect to the year ended December 31, 2017.

Annual Compensation- in thousands of USD - convenience translation

Executive Officers	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share Based Compensation	Total
Rami Zigdon	$76	$46	$120
Udi Zelig	$81	$23	$104
Shlomo Zakai former Chief Financial Officer (1)	$22	$-	$22
	$179	$69	$246

(1)       Mr. Zakai’s employment with the Company terminated on December 15, 2017.

Employment Agreements with Executive Officers

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director, pursuant to which, we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance.

For a description of the terms of our options and option plans, see “Item 6.E. Share Ownership” below.

Todos Medical Ltd. 2015 Share Option Plan

The Todos Medical Ltd. 2015 Share Option Plan, or the Option Plan, was adopted by our Board of Directors on November 2015. The Option Plan generally permits the reservation, allocation and issuance of share options to our employees, directors or consultants. As of December 31, 2018, 1,758,315 options to purchase our Ordinary Shares have been granted under the Option Plan and 4,241,685 Ordinary Shares were available for future option grants under the Option Plan. As of May 10, 2018, 184,864 options have been exercised. Unless terminated earlier by our Board of Directors, the Option Plan will terminate ten years from its date of adoption.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

C.       Board Practices

According to the Companies Law, the management of our business is vested in our Board of Directors. Our Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board of Directors. Executive officers are appointed by and serve at the discretion of our Board of Directors, subject to any applicable employment agreements we have entered into with the executive officers.

Under the Companies Law, we are not required to have a majority of independent directors. We are required to appoint at least two external directors. According to our Amended Articles, our Board of Directors must consist of at least five and not more than nine directors, including external directors. Currently, our Board of Directors consists of seven directors. Pursuant to our Amended Articles, other than the external directors, for whom special election requirements apply under the Companies Law, our directors are elected at an annual or special general meeting of our shareholders and serve on our Board of Directors until the next annual general meeting at which one or more directors are elected or until they are removed by the majority of our shareholders at an annual or special general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Amended Articles. In addition, our Amended Articles allow our Board of Directors to appoint directors, other than external directors, to fill vacancies on our Board of Directors to serve until the next annual meeting or special general meeting, or earlier if required by our Amended Articles or applicable law. For additional information concerning external directors, see “-External Directors” below.

Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the listed company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, a company’s board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least one director with the requisite financial and accounting expertise.

The term office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, or a director or any other manager directly subordinate to the general manager.

External Directors

Under the Companies Law, a public company is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. As of the date hereof, our external directors are Ms. Ronit Even-Zahav and Mr. Alon Shalev.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting on the matter at a shareholders meeting, provided that either:

●	such majority includes at least a majority of the shares held by all shareholders who are non-controlling shareholders and shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, which we refer to as a disinterested majority; or

●	the total number of shares held by shareholders who are non-controlling shareholders and shareholders who do not have a personal interest in the election of the external director (other than a personal interest not derived from a relationship with a controlling shareholder) voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is deemed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in the company or has the right to appoint 50% or more of the directors of a company or its general manager.

The term “personal interest” is defined in the Companies Law as a person’s or entity’s personal interest in an act or a transaction of a company, (i) including the personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the persons, any descendant, sibling or parent of a spouse of the person and the spouse of any of the foregoing; and (b) an entity in which the person or entity or any of the foregoing relatives of the person serves as a director or the chief executive officer, owns at least 5% of its issued share capital or voting rights or has the right to appoint one or more directors or the chief executive officer, but (ii) excluding a personal interest arising solely from the ownership of shares. In the case of a person voting by proxy, “personal interest” includes the personal interest of the proxy holder or the shareholder granting the proxy (even if the proxy holder has no personal interest in the matter), whether or not the proxy holder has discretion how to vote.

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that either:

●	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, and provided further that the external director is not an affiliated or competing shareholder, as defined in the Companies Law, or a relative of such a shareholder at the time of the appointment, and is not affiliated with such a shareholder at the time of appointment or within the two years preceding the date of appointment; or

●	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above).

External directors may be removed only by a special general meeting of shareholders called by the board of directors after the board has determined that circumstances allow such dismissal, at the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation for their services as external directors other than pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during any three-year term subject to certain exceptions.

The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation with the company, with any person or entity controlling the company or a relative of such person at the time of appointment, or with any entity controlled by or under common control with the company at the time of appointment or during the two years preceding the appointment; or (b) in the case of a company with no controlling shareholder or a shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

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

In addition, no person may serve as an external director if that person’s positions or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation other than as permitted by the Companies Law and the regulations promulgated thereunder.

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

According to the Companies Law and regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). At least one of the external directors must be determined by our Board of Directors to have accounting and financial expertise. We have determined that Ms. Ronit Even-Zahav has accounting and financial expertise.

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

Audit Committee

Israeli Companies Law Requirements

Under the Companies Law, a public company is required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. The audit committee may not include the chairman of the board, a controlling shareholder of the company or a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder or a director who derives most of his or her income from a controlling shareholder.

In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors, within the meaning of the Companies Law. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or a director who meets the following criteria:

●	the audit committee has determined that he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel); and (ii) the requirement for accounting and financial expertise or professional qualifications; and

●	he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

Audit Committee Role

Our Board of Directors will adopt an audit committee charter that will set forth the responsibilities of the audit committee consistent with the regulations of the SEC, as well as the requirements for audit committees under the Companies Law, including the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors or shareholders for their approval, as applicable, in accordance with the requirements of the Companies Law;

●	recommending the engagement or termination of the person filling the office of our internal auditor; and;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by the board or shareholders for their approval, as applicable, in accordance with the requirements of the Companies Law.

Our audit committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction is extraordinary or material under Companies Law (see “- Approval of Related Party Transactions under Israeli Law”);

●	determining whether a competitive process must be implemented for the approval of certain transactions with controlling shareholders or its relative or in which a controlling shareholder has a personal interest (whether or not the transaction is an extraordinary transaction), under the supervision of the audit committee or other party determined by the audit committee and in accordance with standards determined by the audit committee, or whether a different process determined by the audit committee should be implemented for the approval of such transactions;

●	determining the process for the approval of certain transactions with controlling shareholders or in which a controlling shareholder has a personal interest that the audit committee has determined are not extraordinary transactions but are not immaterial transactions;

●	where the board approves the working plan of the internal auditor, to examine such working plan before its submission to the board and proposing amendments thereto;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our Board of Directors or shareholders, depending on which of them is considering the compensation of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee consists of Ms. Ronit Even-Zahav Meitin, who serves as the chairperson, Mr. Alon Shalev and Mr. Moshe Abramovitz. Our audit committee may not approve any actions requiring its approval (see “- Approval of Related Party Transactions under Israeli Law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

Financial Statement Examination Committee

Under the Companies Law, the board of directors of a public company must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. Our audit committee holds the responsibilities and duties of a financial statement examination committee, as permitted under the relevant regulations promulgated under the Companies Law. From time to time, as necessary and required in order to approve our financial statements, the audit committee will hold separate meetings prior to the scheduled meetings of the board in respect of the financial statements. The function of a financial statement examination committee is to discuss and provide recommendations to the board of directors (including reporting any deficiencies found) with respect to the following issues: (a) estimations and assessments made in connection with the preparation of financial statements; (b) internal controls related to the financial statements; (c) completeness and appropriateness of the disclosure in the financial statements; (d) the accounting policies adopted and the accounting treatment implemented in material matters of the Company; and (e) value evaluation, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements.

Compensation Committee and Compensation Policy

A public company in Israel is required to have a compensation committee as required by the Companies Law. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director under regulations promulgated under the Companies Law. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the committee. See “- Audit Committee - Israeli Companies Law Requirements.”

Our compensation committee consists of Ms. Ronit Even-Zahav Meitin, who serves as the chairperson, Mr. Alon Shalev and Mr. Moshe Abramovitz.

Compensation Committee Role

Our Board of Directors will adopt a compensation committee charter. Responsibilities of the compensation committee consistent with the requirements for compensation committees under the Companies Law which includes the following:

●	recommending to the board of directors for its approval (i) a compensation policy; (ii) whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years); and (iii) periodic updates to the compensation policy. See “- Compensation Policy.” In addition, the compensation committee is required to periodically examine the implementation of the compensation policy;

●	the approval of the terms of employment and service of office holders (including determining whether the compensation terms of a candidate for chief executive officer of the company need not be brought to approval of the shareholders); and

●	reviewing and approving grants of options and other incentive awards to persons other than office holders to the extent such authority is delegated by our Board of Directors, subject to the limitations on such delegation as provided in the Companies Law.

Compensation Policy

Under the Companies Law, the duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, as such term is defined in the Companies Law, to which we refer to as a compensation policy, and any extensions and updates thereto. The compensation policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires a Special Approval for Compensation (as defined below under “- Approval of Related Party Transactions under Israeli Law - Disclosure of Personal Interests of an Office Holder”).

Under the Companies Law, we were required to adopt an office holder compensation policy within nine months following our listing on the OTCQB. As of the date hereof, we did not approve the compensation policy and we intend to have our compensation policy approved by our shareholders in the next general meeting.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders, and must consider (among other things) the company’s risk management, size and the nature of its operations. The compensation policy must also consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant office holder;

●	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms offered and the average compensation of the other employees of the company (including any employees employed through manpower companies);

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors, and the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

●	as to severance compensation, the period of employment or service of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. An internal auditor may not be:

●	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

●	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

●	an office holder, within the meaning of the Companies Law (including a director and the general manager) of the company (or a relative thereof); or

●	a member of the company’s independent accounting firm, or anyone on his or her behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan.

Our internal auditor is Mr. Adi Yarim.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law codifies the fiduciary duties that office holders owe to a company.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to any such action.

The duty of loyalty requires an office holder to act in good faith and in the best interests of the company, and includes, among other things, the duty to:

●	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

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

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder promptly disclose to the company any “personal interest” that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate entity in which such person or a relative of such person holds 5% or more of the outstanding shares or voting rights, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest arising from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is defined as any of the following: a transaction other than in the ordinary course of business; a transaction that is not on market terms; or a transaction that may have a material impact on a company’s profitability, assets or liabilities.

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

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement with a controlling shareholder or a relative thereof, directly or indirectly (including through a corporation controlled by a controlling shareholder), for the provision of services to the company and his or her terms of employment or service as an office holder or employment as other than an office holder, require the approval of each of (i) the audit committee or the compensation committee with respect to the terms of service or employment by the company as an office holder, an employee or service provider; (ii) the board of directors; and (iii) the shareholders, in that order. The shareholder approval requires one of the following, which we refer to as a Special Majority:

●	at least a majority of the shares held by all shareholders who do not have a personal interest in the transaction and who are present and voting on the matter approves the transaction, excluding abstentions; or

●	the shares voted against the transaction by shareholders who have no personal interest in the transaction and who are present and voting at the meeting do not exceed 2% of the voting rights in the company.

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

The compensation committee and board approval for arrangements regarding the terms of service or employment of a controlling shareholder must be in accordance with the company’s compensation policy. In special circumstances the compensation committee and board of directors may approve a compensation arrangement that is inconsistent with the company’s compensation policy, provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Companies Law and that shareholder approval was obtained by the Special Majority.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, relating to terms of service or employment that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors. Under these regulations, a shareholder holding at least 1% of the issued share capital or voting power of the company may require, within 14 days of the publication or announcement of such determinations, that despite such determinations by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that would otherwise apply to such transactions.

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

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at a meeting of shareholder with respect to the following matters:

●	an amendment to the company’s articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. Our Articles include such a provision, to the fullest extent permitted by law. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or other distribution to shareholders.

Under the Companies Law and the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of any such event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.

Under the Companies Law and the Israeli Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of the duty of care to the company or to a third party, to the extent such a breach does not arise out of the negligent conduct of the office holder;

●	a financial liability imposed on the office holder in favor of a third party; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder or certain compensation payments to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Securities Law.

Under the Companies Law, a company may not indemnify, exculpate or enter into an insurance contract for office holder liability, for any of the following:

●	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, monetary sanction or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to the chief executive officer or a director or under certain circumstances, also by the shareholders.

Our Amended Articles permits us to exculpate, indemnify and insure our office holders to the fullest extent permitted under the Companies Law. We have entered into indemnification and exculpation agreements with each of our directors. This indemnification is limited to events determined as foreseeable by our Board of Directors based on our activities, as set forth in the indemnification agreements.

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law, with coverage of $5 million in the aggregate.

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

D.       Employees.

As of December 31, 2017, we had three full-time employees and two part-time employee, all located in Israel.

In addition, we engage specialists and consultants in fields such as optics, physics, medicine, mathematical algorithms, biochemistry, regulatory and patents from time to time as required by our operations. Furthermore, Mr. David Ben Naim, our Chief Financial Officer, is engaged by us as an external consultant.

E.       Share Ownership.

The following table lists as of May 10, 2018, the number of our shares beneficially owned by each of our directors, our executive officers and our directors and executive officers as a group. The percentage of beneficial ownership of our Ordinary Shares is based on 70,087,141 Ordinary Shares issued and outstanding as of May 10, 2018.

Directors and Executive Officers	Number of Ordinary Shares Beneficially Held (1)		Percentage of Class (2)
Zigdon, Rami	3,527,278	(3)	4.8%
Zelig, Udi	927,375	(4)	1.3%
David, Ben Nain	0		0%
Schlisser, Moshe	0		0%
Ronit Even Zahav	0		0%
Rami Herman	0		0%
Deutsch, Asher	0		0%
Ostrovitzky, Alon	0		0%
Abramovitz, Moshe	0		0%
(All directors and executive officers as a group – nine persons)	4,454,653		6.1%

(1)       Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)       The percentages shown are based on 70,087,141 Ordinary Shares issued and outstanding as of May 10, 2018.

(3)       As of May 10, 2018, Mr. Zigdon holds 3,795,334 Ordinary Shares, including 103,428 Ordinary Shares held by ESOP Management & Trust Services Ltd. for the benefit of Mr. Zigdon and including 284,435 options to purchase our Ordinary Shares granted to Mr. Zigdon in January 2016, that have vested but are unexercised by Mr. Zigdon.

(4)       Includes 5,775 Ordinary Shares underlying an exercisable warrant. This also includes 193,931 vested Ordinary Shares granted from the employee option pool, out of the 620,581 options granted to Dr. Zelig in January 2016.

Todos Medical Ltd. 2015 Share Option Plan

Our Board of Directors administers the Option Plan, including (i) designating participants in the Option Plan; (ii) determining the terms and provisions of respective option agreements, including the number of shares to be covered by each option, exercisability, transferability, and other terms and conditions of the option; (iii) accelerating the right of an option-holder to exercise any previously granted option; (iv) determining the fair market value of the shares; and (v) interpreting the provisions and supervising the administration of the Option Plan. Our Board of Directors may amend or discontinue the Option Plan at any time, except that generally no amendment may impair the rights of an option-holder without his or her written consent.

Share options granted to Israeli employees under the Option Plan may be granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance. Any options granted pursuant to such provision will be issued to a trustee and be held by the trustee for at least two years from the date of grant of the options, as required under the Israeli tax ordinance.

Upon termination of employment or service for any reason, other than for cause or death or disability, the option-holder may exercise his or her vested options within 90 days of the date of termination. If we terminate an option-holder’s employment or service for cause, all of the employee’s options, whether vested or unvested, expire on the termination date. Upon termination of employment or service due to death or disability, the option-holder or his or her estate may exercise his or her vested options within twelve months from the date of death or disability. An option may not, however, be exercised after the option’s expiration date.

Options are non-transferable except in the event of an option holder’s death.

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

As of May 10, 2018, 827,443 options under the Option Plan are vested and unexercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of May 10, 2018 by each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares.

We are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. The shareholders listed below do not have any different voting rights from any of our other shareholders.

	Number of Ordinary Shares Beneficially Owned(1)		Percentage Owned(2)
Major Shareholders
Adeline Holding Limited (3)	12,620,976	(4)	18.7%
Melman, Shmuel	12,620,976		18.7%
D.P.H. Investments Ltd. (5)	8,280,000		12.2%
Schlisser, Ephraim (6)	4,161,327		6.2%
Shpritzer, Aaron	3,861,857		5.7%
Chasid, Ben-Tzion	3,861,857		5.87%
Zigdon, Rami(7)	3,527,278	(8)	5.76%
Wasserman, David	3,558,858		5.3%

(1)       Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)       The percentages shown are based on 70,087,141 Ordinary Shares issued and outstanding as of May 10, 2018.

(3)       Mr. Yitzhak Ostrovitzky, the father of Board member, Alon Ostrovitzky, has sole voting and sole investment control of these shares.

(4)       Including 1,951,490 Ordinary Shares held by Adeline Holding Limited, or Adeline, pursuant to a loan agreement with Mr. Yitzhak Ostrovitzky. See “- Related Party Transactions” below for additional information.

(5)       Our management does not consider D.P.H. Investments Ltd., or DPH, despite holding more than 10% of our Ordinary Shares, to be our affiliate because DPH is an entity that has 18 shareholders, none of whom own more than 17% of DPH. Mr. Wasserman is one of the shareholders. Moshe Abramovitz, a member of our Board of Directors since February 27, 2016, is also a shareholder of DPH. At least five shareholders need to agree before any action with regard to these shares can be taken by DPH. Pursuant to this investment, DPH has the right to appoint two members on our Board of Directors. Eliezer Marmarosh and Judith Weingut were appointed to our Board of Directors as DPH’s representatives as of February 27, 2016. Moshe Schlisser and Moshe Abramovitz replaced them as DPH’s representatives on our Board of Directors on that same date. Since March 16, 2017 (the date of approval of the Amended Articles), none of our shareholders maintain rights different from the rights of other shareholders and DPH no longer has the right to appoint two members to our Board of Directors. Messrs. Schlisser and Abramovitz remain Board members.

(6)       Mr. Ephraim Schlisser is the father of Moshe Schlisser, a member of our Board of Directors.

(7)       Between 2015 and 2017, Mr. Zigdon was issued 3,351,850 preferred shares in accordance with his anti-dilution rights as a holder of preferred shares. On March 16, 2017, all preferred shares were converted into Ordinary Shares. Mr. Zigdon became a member of our Board of Directors on May 10, 2016.

(8)        Includes 1,000 shares underlying a warrant which is currently exercisable. Out of 1,241,163 employee option shares that were granted to Mr. Zigdon in January 2016, 103,428 vested options were exercised by Mr. Zigdon and are currently held by ESOP Management & Trust Services Ltd. for the benefit of Mr. Zigdon. As of May 10, 2018, 284,436 (22.9%) of these employee option shares have vested and are unexercised.

Changes in Percentage Ownership by Major Shareholders

For further details, see “Item 7.B. Related Party Transactions.”

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of May 10, 2018, there were a total of 43 holders of record of our shares, of which six record holders who hold 70,087,141 shares, or approximately 10.7% of our outstanding shares, had a registered address in the U.S., twenty-five (25) holders had registered addresses in Israel, and seven holders had registered addresses in Singapore.

B.       Related Party Transactions

Although most of the transactions described below occurred prior to the 1 to 10 share split that took place in February 2015 and prior to the second share split by way of an issuance of bonus shares of 1 to 29 that took place in February 2015, the number of shares listed below reflects both forward share splits.

Employment Agreements

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. See “Item 6.B. Compensation” for compensation to our directors and officers.

Options

Since our inception we have granted options to purchase our Ordinary Shares to our officers and our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Share Ownership.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for six months after such termination.

Royalty Payments from BG Negev to our Chief Technology Officer

Dr. Udi Zelig, our Chief Technical Officer, is one of the inventors of the know-how licensed under the agreement, and to the best of our knowledge, is entitled to receive from BG Negev between 10% to 15% of all payments that BG Negev is entitled to receive from us under the license agreement.

Share Transfer from Crow Technologies

On May 2011, Crow Technologies 1977, Ltd. (a company in which Mr. Shmuel Melman, one of our principal shareholders, is one of the controlling shareholders), or Crow, and Mr. Rami Zigdon entered into a share transfer agreement, whereby Mr. Zigdon acquired from Crow 100% of our share capital. Pursuant to the share transfer agreement, Crow was granted the exclusive right to produce our products at a price which will be 50% higher than the fair market value of such production in Israel. We believe that the exclusive right held by Crow is immaterial to the ultimate price for which we will sell our products or the overall cost of producing our products.

Share Purchase Agreement

On October 7, 2014, we entered into a share purchase agreement with DPH and a group of investors (including Mr. Ephraim Schlisser, the father of Mr. Moshe Schlisser, our director, Mr. David Wasserman and Mr. Ben Zion Chasid, our directors from April 28, 2015 until July 15, 2015, or the Wasserman Group), pursuant to which we issued 18,120,000 Ordinary Shares to a trustee for a group of investors, for an aggregate consideration of $150,000. As of December 31, 2014, the group of investors were not entitled to any of these shares. In 2015, the balance of the $150,000 consideration was paid to us and the trustee released the shares to the group of investors. According to the agreement, DPH was accorded the right to appoint two members to our Board of Directors. Mr. Eliezer Marmarosh and Ms. Judith Weingut were appointed as our directors as DPH’s representatives through February 27, 2016. Mr. Moshe Schlisser and Mr. Moshe Abramovitz replaced them as DPH’s representatives to our Board of Directors on that same date. At a general meeting of our shareholders on March 16, 2017, the shareholders adopted the Amended Articles, as a result of which none of our shareholders were given rights distinct from those rights accorded to other shareholders, and DPH no longer possessed the right to appoint two members to our Board of Directors. Messrs. Schlisser and Abramovitz remain Board members.

Pursuant to the share purchase agreement as amended on August 2015, an agreement was entered into by the Wasserman Group with Adeline, Mr. Melman, Mr. Zigdon, and Dr. Zelig, all of whom are our affiliates, and Mr. Yechezkel Machlev, according to which in the event that our registration statement on Form F-1 is declared effective after October 15, 2016, the 18,120,000 Ordinary Shares would have been transferred to those four people and the one entity. Our registration statement on Form F-1 was declared effective in August 2016, and the 18,120,000 Ordinary Shares remain owned by the Wasserman Group.

Iberica Investments LLC Consulting Agreement

On February, 2015, we entered into a consulting agreement with Iberica Investments LLC, or Iberica, and A.S. Iber Israel Ltd., or Iber, in which, Mr. Moshe Schlisser, who serves as our director, and Mr. Ephraim Schlisser (the father of Mr. Moshe Schlisser and a member of the Wasserman Group) hold managerial positions. Pursuant to the agreement, Iberica agreed to provide assistance with our fundraising efforts, in consideration for up to 10% of the total value of the benefit derived by us, and Iberica assigned its rights and obligations to Iber. From January 1, 2015 through December 31, 2018, we have paid Iber and Iberica approximately $281,000, pursuant to this consulting agreement.

Loan from Shareholders

Mr. Shmuel Melman, who served as our director until June 3, 2015 and Mr. Yitzhak Ostrovitzky, the father of our director, Alon Ostrovitzky, granted us loans in order to fund our ongoing operations. As of December 31, 2017, the principal amount of the loans collectively amounted to $659,526. During 2016, we repaid a sum in the aggregate of $23,529, corresponding to loans. The loans are due on December 31, 2019 and bear no interest. The loans are linked to the Israeli CPI as of January 1, 2015. The loans may be prepaid by us from time to time according to our cash availability. These loans have not been memorialized in a written document. Rather, the lenders were present during meetings of our Board of Directors, at which the terms of repayment were approved and agreed upon.

Loan to Shareholder

On September 29, 2015, we granted a 60-day loan of NIS 180,000 (approximately $45,731) to Mr. Yitzhak Ostrovitzky. Mr. Ostrovitzky agreed not to offset this loan against the long-term loans that he has provided to us. As collateral for this loan, Mr. Ostrovitzky transferred 6,162,600 our Ordinary Shares held by Adeline to a trustee, who upon default was to return these shares to us or sell them to a third party, the proceeds of which would repay to us for this short-term loan. The loan was later extended to mature on December 24, 2015. On such maturity date, Mr. Ostrovitzky repaid NIS 123,000 (approximately $31,250) and the trustee returned 4,211,110 Ordinary Shares to Adeline. Pursuant to a separate agreement between Daniel Margalit and Mr. Ostrovitzky, on the maturity date, Mr. Margalit repaid, on behalf of Mr. Ostrovitzky, NIS 57,000 (approximately $14,481) to us and the trustee transferred 1,951,490 Ordinary Shares to Mr. Margalit. On June 5, 2016, Mr. Margalit returned the 1,951,490 shares to Adeline against receipt of NIS 57,000, pursuant to a cancellation of the transfer of shares transaction previously entered into between them.

Share Allocations to Mr. Rami Zigdon

In December 2015 and during 2016, due to our 2015 and 2016 sale of Ordinary Shares pursuant to a private placement memorandum, and on March 2017 Mr. Zigdon was issued 3,351,850 preferred shares in accordance with his anti-dilution rights as a holder of preferred shares. On March 16, 2017, all preferred shares were converted into Ordinary Shares.

Employment Agreement with Dr. Wee Yue Chew

On March 16, 2017, our subsidiary, Todos Singapore entered into an employment agreement with Dr. Wee Yue Chew to serve as the managing director of Todos Singapore. The agreement is effective for a term of three years, unless terminated earlier with six months’ notice, or shorter notice in the event of special circumstances. Under the agreement, Dr. Wee is entitled to an annual performance bonus at the rate of 4% of Todos Singapore’s net profit before tax, if such profit in said year exceeds SGD3,000,000 (approximately $ 2,150,000). Payment of the bonus is to be made within thirty (30) days from the approval of the financial statements. In addition, Dr. Wee received fully vested warrants to purchase 1,000,000 Ordinary Shares, for an exercise price of $0.10 per share. Any warrants unexercised by Dr. Wee have expired on June 16, 2017.

Warrants Granted to Dr. Schmitt

On January 17, 2017, we granted Dr. Schmitt, one of the advisors on our Advisory Board, warrants to purchase 620,521 Ordinary Shares at an exercise price of NIS 0.01 per share. As of May 10, 2018, 387,826 warrants are vested and the remaining warrants vesting at a rate of 25,855 warrants vesting each calendar month. The warrants granted to Dr. Schmitt were issued in consideration of consultancy services provided to us under a consulting agreement dated October 18, 2016. The agreement is for a term of two years, with such term to be automatically extended for further terms of one year each, terminable by either party by a thirty days’ prior written notice, except for earlier termination under certain circumstances as detailed in the agreement.

C.       Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A.       Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcomes of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability. As of May 14, 2018, we were not a party to any legal proceedings.

Dividends

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our Board of Directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our Board of Directors may deem relevant.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E. Taxation,” for additional information.

B.       Significant Changes

No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements and the date of the filing of this annual report on Form 20-F.

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

Purposes and Objects of the Company

Our purpose is set forth in Section 2 of the Amended Articles and includes engaging in any type of lawful business.

The Powers of the Directors

Our Board of Directors shall direct our policy and shall supervise the performance of our chief executive officer and his actions. Our Board of Directors may exercise all powers that are not required under the Companies Law or under our Amended Articles to be exercised or taken by our shareholders.

Borrowing Powers

Pursuant to the Israeli Companies Law and our amended and restated articles of association, our Board of Directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders or other corporate bodies, including the power to borrow money for company purposes.

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

Election of Directors

Pursuant to our Amended Articles, our directors are elected at an annual general meeting and/or a special meeting of our shareholders and serve on our Board of Directors until the next annual general meeting (except for external directors) or until they resign or until they cease to act as Board members pursuant to the provisions of our amended and restated articles of association or any applicable law, upon the earlier. In addition, our Amended Articles allow our Board of Directors to appoint directors to fill vacancies and/or as an addition to our Board of Directors (subject to the maximum number of directors) to serve until the next annual general meeting or earlier if required by our Amended Articles or applicable law, upon the earlier. External directors are elected for an initial term of three years and may be removed from office pursuant to the terms of the Companies Law. See “Item 6.C. Board Practices - External Directors.”

Annual and Special Meetings

Under the Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our Board of Directors that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our Board of Directors may call special meetings whenever it sees fit and upon the written request of: (a) any two of our directors or such number of directors equal to one quarter of the directors present at such a meeting; and/or (b) one or more shareholders holding, in the aggregate, 5% of our outstanding voting power.

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

Resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our Amended Articles;

●	the exercise of our Board of Director’s powers if our Board of Directors is unable to exercise its powers

●	appointment or termination of our auditors;

●	appointment of directors, including external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law and any other applicable law

●	increases or reductions of our authorized share capital; and

●	a merger (as such term is defined in the Companies Law).

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

Access to Corporate Records

Under the Companies Law, all shareholders of a company generally have the right to review minutes of the company’s general meetings, its shareholders register and principal shareholders register, articles of association, financial statements and any document it is required by law to file publicly with the Israeli Registrar of Companies and the Israeli Securities Authority. Furthermore, any of our shareholders may request access to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Companies Law. However, we may deny such a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise prejudice our interests.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. As of January 2016, the corporate tax rate was 25%. As of January 1, 2017, the corporate tax rate was reduced to 24% and as of January 1, 2018, the corporate tax rate has been be further reduced to 23%. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Tax Benefits and Grants for Research and Development

Tax Benefits for Research and Development

In general, Israeli tax law allows, under certain conditions, a tax deduction for expenditures for scientific research and development projects, for the year in which they are incurred. Expenditures related to scientific research and development projects, would be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such expenditure was invested in an asset depreciable under the general depreciation rules of the income Tax Ordinance, 1961. In addition, expenditures for scientific research and development projects not approved as deductions under the rules described above are generally deductible in equal amounts over three years, as of the year in which they were paid. From time to time we may apply to the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Taxation of our Shareholders

In general, under an Israeli tax law an individual would be subject to capital gain tax rate of 25% or 30% if the is a substantial shareholder as defined below (in 2017 and 2018). In addition, an individual would be subject to an “Additional Tax” of 3% on his income exceeding NIS 640,000 (in 2017) or exceeding NIS 641,880 (in 2018). A corporation would be subject to capital gain at a rate of 24% (in 2017) or 23% (in 2018).

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. In general, under Israeli tax law, a non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel and if additional conditions are met. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation, whether directly or indirectly, by themselves or with others or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the shares as a capital asset, is generally exempt from Israeli capital gains tax if certain conditions are met, unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located or situated in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition of business profits as industrial or commercial profits attributed to a permanent establishment of the shareholder in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such U.S. resident (for purposes of the US-Israel Tax Treaty), holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate in advance that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25% (in 2017 and 2018), which tax will be withheld at source, unless relief is provided in an applicable treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate would be 30% (in 2017 and 2018). A “substantial shareholder” is generally defined as a person who alone, or together with his or her relative or another person who collaborates with such person on a regular basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote in a general meeting of the shareholders, the right to receive profits, the right to nominate a director or an executive officer, the right to receive assets upon liquidation, or (after settling the debts) the right to instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and whether by virtue of shares, rights to shares or other rights, or in any other manner, including by means of voting agreements or trusteeship agreements. In addition, an individual would be subject to an “Additional Tax” of 3% on his income exceeding NIS 640,000 (in 2017) or exceeding NIS 641,880 (in 2018).

U.S. Tax Considerations

The following is a general summary of certain material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below). This summary is based on the Internal Revenue Code, or the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code (the “Treasury Regulations”), the U.S.-Israel Tax Treaty, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary is no substitute for consultation by prospective investors with their own tax advisors and does not constitute tax advice. This summary does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (including, without limitation, banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, certain former citizens or residents of the U.S., persons who acquire our Ordinary Shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons who acquire our Ordinary Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own, indirectly, or by attribution) 10% or more of our shares, or persons that mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations, any U.S. federal estate, gift or alternative minimum tax considerations, or any U.S. federal tax consequences other than U.S. federal income tax consequences.

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

Taxation of U.S. Holders

Distributions. Subject to the discussion below under “Passive Foreign Investment Company,” a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, that receives a distribution with respect to an Ordinary Share generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Israeli tax withheld from such distribution) when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any distributions in excess of our earnings and profits will be applied against and will reduce (but not below zero) the U.S. Holder’s tax basis in its Ordinary Shares, and, to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of our Ordinary Shares.

For U.S. Holders that are corporations, the Tax Cuts and Jobs Act, or the TCJA, passed into law on December 20, 2017, provides a 100% deduction for the foreign-source portion of dividends received from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including Israeli withholding tax (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. Deduction would be unavailable for “hybrid dividends.”

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

Dividends paid on the Ordinary Shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Holders with respect to dividends received from U.S. corporations, unless the U.S. Holder is a corporation that owns 10 percent or more of our Ordinary Shares.

Certain distributions treated as dividends that are received by an individual U.S. Holder from a “qualified foreign corporation” generally qualify for a 20% reduced maximum tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is treated as a passive foreign investment company, or a PFIC, for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Dividends paid by us in a taxable year in which we are not a PFIC and with respect to which we were not a PFIC in the preceding taxable year are expected to be eligible for the 20% reduced maximum tax rate, although we can offer no assurances in this regard. However, any dividend paid by us in a taxable year in which we are a PFIC or were a PFIC in the preceding taxable year will be subject to tax at regular ordinary income rates (along with any applicable additional PFIC tax liability, as discussed below).

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

U.S. Holders should be aware of certain tax consequences of investing directly or indirectly in us due to our classification as a PFIC. A U.S. Holder is subject to different rules depending on whether the U.S. Holder makes an election to treat us as a “qualified electing fund,” or a QEF election, for the first taxable year that the U.S. Holder holds Ordinary Shares, makes a “mark-to-market” election with respect to the Ordinary Shares, or makes neither election. An election to treat us as a QEF will not be available if we do not provide the information necessary to make such an election. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election.

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

Default PFIC Rules. A U.S. Holder who does not make a timely QEF election, or a Non-Electing U.S. Holder, (we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a QEF election) or a mark-to-market election, will be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Holder on the Ordinary Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Holder in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of such Ordinary Shares. Under these rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Holder’s holding period for such Ordinary Shares;

●	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If a Non-Electing U.S. Holder who is an individual dies while owning our Ordinary Shares, the Non-Electing U.S. Holder’s successor would be ineligible to receive a step-up in tax basis of such Ordinary Shares. Non-Electing U.S. Holders should consult their tax advisors regarding the application of the “net investment income tax” (described below) to their specific situation.

To the extent a distribution on our Ordinary Shares does not constitute an excess distribution to a Non-Electing U.S. Holder, such Non-Electing U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. The tax consequences of such distributions are discussed above under “Taxation of U.S. Holders-Distributions.” Each U.S. Holder is encouraged to consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution on our Ordinary Shares.

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

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

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

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In March 2017, our shareholders approved our Amended Articles, pursuant to which all shareholders have equal rights. As a result, our preferred shares were converted into Ordinary Shares. In addition, DPH’s rights to appoint two directors to our Board of Directors expired and any additional veto rights in respect of other decisions also expired.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2017, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, we have identified a material weakness related to our internal control over financial reporting as of December 31, 2017. As defined in Regulation 12b-2 under the Securities Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected on a timely basis. Specifically, we determined that that in 2017 we didn’t have sufficient segregation of duties in the procurement process, and ineffective control environment.

We continue to evaluate the impact of internal control over financial reporting and disclosure controls and procedures. As of December 31, 2017, the ineffectiveness of the Company’s internal control over financial reporting was due to the following material weaknesses: lack of segregation of duties in the procurement process, and ineffective control environment.

We have taken action toward remediating this material weakness by segregate duties in the procurement process and by strengthen our control environment. However, the implementation of these initiatives may not fully address any material weakness or other deficiencies that we may have in our internal control over financial reporting.

(c)	Attestation Report of the Registered Public Accounting Firm

This annual report on form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

During the year ended December 31, 2017, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors determined that Mrs. Ronit Even-Zahav shall serve as our audit committee financial expert following the establishment of our audit committee by our Board of Directors.

ITEM 16B. CODE OF ETHICS

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Code of Business Conduct and Ethics is posted on our website at www.todosmedical.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fahn Kanne & Co. Grant Thornton Israel has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2016 and 2017. The following table provides information regarding fees paid by us to Fahn Kanne & Co. Grant Thornton Israel for all services, including audit services, for the years ended December 31, 2016 and 2017:

	Year Ended December 31,
	2016	2017
Audit Fees (1)	$42,000	$42,000
Audit Related Fees	0	0
Tax Fees (2)	0	0
All other Fees	0	0
Total:	$42,000	$42,000

(1)     “Audit fees” are aggregate fees for audit services, including fees associated with the annual audit, reviews of our quarterly financial results submitted in Reports of Foreign Private Issuer on Form 6-K, consultation on various accounting issues and audit services provided in connection with other statuary or regulatory filings.

(2)     “Tax fees” are fees for tax services rendered by our auditors for tax compliance and for general tax consulting.

Pre-Approval of Auditors’ Compensation

Our Board of Directors pre-approves the engagement of our independent registered public accounting firm to perform certain audit and non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit	Description
1.1	Amended and Restated Articles of Association of Todos Medical Ltd. (filed as Exhibit 99.1 to the Company’s current report on Form 6-K (File No. 333-209744) filed on March 30, 2017, and incorporated herein by reference).
2.1	Form of Warrant (filed as Exhibit 4.1 to the Company’s registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).
4.1	Research and License Agreement with B.G. Negev Technologies and Applications Ltd. and Mor Research Applications Ltd., dated April 26, 2010, as amended June 25, 2012 (filed as Exhibit 10.1 to the Company’s registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).
4.2	Addendum No. 2 to Research and License Agreement Dated March 19, 2017, as amended on June 25, 2012 with B.G. Negev Technologies and Applications Ltd. and Mor Research Applications Ltd. (filed as Exhibit 4.2 to Form 20-F (File No. 333-209744) filed on May 1, 2017, and incorporated herein by reference).
4.3	Summary English Translation of Lease Agreement for Corporate Offices in Rehovot, Israel (filed as Exhibit 10.4 to the Company’s registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).
4.4	Share Purchase Agreement with D.P.H. Investments Ltd. and Group of Investors, dated October 7, 2014, as amended August 2015 (filed as Exhibit 10.5 to the Company’s registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).
4.5	Loan Agreement with Yitzhak Ostrovitzky, dated September 29, 2015, as amended November 12, 2015 (filed as Exhibit 10.6 to the Company’s registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).
4.6	Todos Medical Ltd. 2015 Israeli Share Option Plan (filed as Exhibit 10.7 to the Company’s registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).
4.7	Consulting Agreement with Iberica Investments LLC (filed as Exhibit 10.8 to the Company’s registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).
4.8	Assignment of Consulting Agreement to A.S. Iber Israel Ltd. by Iberica Investments LLC. filed as Exhibit 4.10 to Form 20-F (File No. 333-209744) filed on May 1, 2017, and incorporated herein by reference).
4.9	Employment Agreement, dated March 16, 2017, between Todos Medical Singapore Pte Ltd. and Dr. Wee Yue Chew and warrant agreement, dated March 16, 2017, between Todos Medical Ltd. and Dr. Wee Yue Chew (filed as Exhibit 4.12 to Form 20-F (File No. 333-209744) filed on May 1, 2017, and incorporated herein by reference).
8.1	List of Subsidiaries, filed as Exhibit 21.1 to Company’s amended registration statement on Form F-1/A (File No. 333-209744) filed on July 27, 2016, and incorporated herein by reference.
12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.
13.2	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350, furnished herewith.
101.INS	XBRL Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

TODOS MEDICAL LTD.

Date: May 15, 2018	By:	/s/ Rami Zigdon
Rami Zigdon
Chief Executive Officer

TODOS MEDICAL LIMITED

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il
Board of Directors and Shareholders Todos Medical Ltd.

Opinion on the financial statements

We have audited the accompanying balance sheets of Todos Medical Ltd. (the “Company”) as of December 31, 2017 and 2016, the related statements of loss, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1C to the financial statements, the Company has incurred net losses since its inception, and has not yet generated any revenues. As of December 31, 2017, there is an accumulated deficit of $5,235,812 and shareholders deficit of $1,339,633. These conditions, along with other matters as set forth in Note 1C, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL

FAHN KANNE & CO. GRANT THORNTON ISRAEL

We have served as the Company’s auditor since 2015.

Tel Aviv, Israel

May 15, 2018

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

TODOS MEDICAL LTD.

BALANCE SHEETS

(U.S. dollars except share and per share amounts)

		As of December 31,
	Note	2 0 1 7	2 0 1 6
ASSETS
Current assets:
Cash and cash equivalents		$683,202	$439,077
Restricted cash		10,099	-
Other current assets	3	19,754	20,874
Total current assets		713,055	459,951

Property and equipment, net	4	103,374	123,861

Total assets		$816,429	$583,812

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Liability for minimum royalties	5, 9B	$135,000	$85,000
Accounts payable		-	21,874
Other current liabilities	6	109,791	28,303
Total current liabilities		244,791	135,177

Non-current liabilities:
Long-term loans from shareholders	7	659,526	592,868
Liability for minimum royalties – long-term	5, 9B	188,000	-
Derivative warrant liability	8	1,063,745	259,716
Total non-current liabilities		1,911,271	852,584

Commitments and contingent liabilities	9

Shareholders’ deficit:
Preferred Shares of NIS 0.01 par value each: Authorized: 10,000,000 shares at December 31, 2017 and 2016. Issued and outstanding: 0 shares and 3,333,471 shares at December 31, 2017 and 2016, respectively	10	-	9,424
Ordinary Shares of NIS 0.01 par value each: Authorized: 990,000,000 shares at December 31, 2017 and 2016. Issued and outstanding: 70,087,141 shares and 63,577,734 shares at December 31, 2017 and 2016, respectively		184,961	166,723
Additional paid-in capital		3,711,218	1,980,344
Accumulated deficit		(5,235,812)	(2,560,440)
Total shareholders’ deficit		(1,339,633)	(403,949)

Total liabilities and shareholders’ deficit		$816,429	$583,812

The accompanying notes are an integral part of these financial statements.

TODOS MEDICAL LTD.

STATEMENTS OF LOSS

(U.S. dollars except share and per share amounts)

		Year ended December 31,
	Note	2 0 1 7	2 0 1 6	2 0 1 5

Research and development expenses, net	12	$720,527	$317,907	$374,023

General and administrative expenses	13	617,087	410,982	456,957

Operating loss		(1,337,614)	(728,889)	(830,980)

Financing income (expenses), net	14	(1,337,758)	75,428	12,439

Net loss		$(2,675,372)	$(653,461)	$(818,541)

Basic and diluted net loss per share	16	$(0.04)	$(0.01)	$(0.02)

Basic and diluted weighted average number of ordinary shares outstanding		68,587,261	62,467,556	45,190,017

The accompanying notes are an integral part of these financial statements.

TODOS MEDICAL LTD.

STATEMENTS OF CHANGES IN SHAREHOLDER’S DEFICIT

(U.S. dollars except share and per share amounts)

	Preferred shares, NIS 0.01 Par Value		Ordinary shares, NIS 0.01 Par Value		Receipts on account	Additional paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	of shares	capital	deficit	deficit

BALANCE AT JANUARY 1, 2015	3,000,000	$8,562	33,352,200	$89,492	$57,356	$345,335	$(1,088,438)	$(587,693)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015:
Issuance of ordinary shares and warrants, net of issuance expenses	-	-	24,479,800	62,395	-	597,090	-	659,485
Ordinary shares issued, for previous receipts for shares	-	-	123,900	355	(57,356)	57,001	-	-
Stock-based compensation	96,195	248	1,000,000	2,539	-	216,452	-	219,239
Net loss for the year	-	-	-	-	-	-	(818,541)	(818,541)
BALANCE AT DECEMBER 31, 2015	3,096,195	8,810	58,955,900	154,781	-	1,215,878	(1,906,979)	(527,510)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016:
Stock-based compensation	237,276	614	-	-	-	160,816	-	161,430
Issuance of ordinary shares, net of issuance expenses	-	-	4,518,406	11,669	-	554,900	-	566,569
Exercise of stock options	-	-	103,428	273	-	-	-	273
Stock-based compensation for consulting services	-	-	-	-	-	48,750	-	48,750
Net loss for the year	-	-	-	-	-	-	(653,461)	(653,461)
BALANCE AT DECEMBER 31, 2016	3,333,471	9,424	63,577,734	166,723	-	1,980,344	(2,560,440)	(403,949)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017:
Exercise of warrants, net of issuance expenses (see Note 8)	-	-	1,665,000	4,625	-	1,058,475	-	1,063,100
Issuance of ordinary shares, net of issuance expenses	-	-	1,061,125	3,015	-	559,538	-	562,553
Exercise of stock options	-	-	81,432	226	-	-	-	226
Stock-based compensation	18,379	51	-	-	-	109,957	-	110,008
Conversion of preferred shares into ordinary shares	(3,351,850)	(9,475)	3,351,850	9,475	-	-	-	-
Stock-based compensation for consulting services	-	-	350,000	897	-	2,904	-	3,801
Net loss for the year	-	-	-	-	-	-	(2,675,372)	(2,675,372)
BALANCE AT DECEMBER 31, 2017	-	$-	70,087,141	$184,961	-	$3,711,218	$(5,235,812)	$(1,339,633)

The accompanying notes are an integral part of these financial statements.

TODOS MEDICAL LTD.

STATEMENTS OF CASH FLOWS

(U.S. dollars except share and per share amounts)

	Year ended December 31
	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,675,372)	$(653,461)	$(818,541)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	24,083	20,695	11,898
Liability for minimum royalties	238,000	50,000	35,000
Changes in fair value of warrants liability	1,101,229	(117,577)	(35,188)
Stock-based compensation	113,758	210,180	219,239
Inducement related to warrants exercised (see Note 8)	166,500	-	-
Financing expenses of long-term loans and other NIS denominated balances	66,658	7,962	(8,201)
Decrease in other current assets	1,120	6,143	37,374
Increase (decrease) in accounts payables	21,874)	14,491	(7,995)
Decrease (increase) in other current liabilities	81,488	(7,822)	(48,240)
Net cash used in operating activities	(904,410)	(469,389)	(614,654)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,596)	(34,971)	(117,788)
Restricted cash	(10,099)	-	-
Net cash used in investing activities	(13,695)	(34,971)	(117,788)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds allocated to ordinary shares, net	562,604	566,569	659,485
Proceeds allocated to warrants	-	244,446	168,035
Proceeds from exercise of warrants, net	599,400	-	-
Proceeds from exercise of stock options	226	273	-
Repayments of shareholders loans	-	(23,529)	-
Net cash provided by financing activities	1,162,230	787,759	827,520

INCREASE IN CASH AND CASH EQUIVALENTS	125,244	283,399	95,078
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	439,077	155,678	60,600
CASH AND CASH EQUIVALENTS AT END OF YEAR	$683,202	$439,077	$155,678

Supplemental disclosure of non-cash activities:
Fair value of warrants liability classified to equity in connection with warrants exercised during the period (see Note 8)	$297,200	$-	$-
During the reported period, the entire balance of preferred shares were converted into ordinary shares (see Note 10)	$9,424	$-	$-

The accompanying notes are an integral part of these financial statements.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – GENERAL

A.	Operations

Todos Medical Ltd. (the “Company”) was incorporated under the laws of Israel and commenced its operations on April 22, 2010. The Company engages in the development of a series of patient-friendly blood tests for the purpose of early detection of a variety of cancers. The method incorporates biochemistry, physics and signal processing and is based on the cancer’s influence on the immune system which triggers biochemical changes in peripheral blood mononuclear cells. These changes are measured by spectroscopy and examined through a processing algorithm.

The Company’s products in development currently consist of individual kits being developed for blood test detection of breast cancer (TB), and colorectal cancer (TC). Since inception, the Company’s operations have been limited to developing the products and raising capital to fund this development. The Company has not generated any revenues to date.

On January 27, 2016, the Company incorporated a wholly owned subsidiary in Singapore under the name: Todos Medical (Singapore) Pte Ltd. (“Todos Singapore”) for the purpose of conducting clinical trials in the future in Singapore and to obtain possible Singapore government grants to partially finance the conducting of such operations. As of December 31, 2017, Todos Singapore has not yet commenced its business operations and as a result, financial statements were not prepared.

On March 18, 2016, the Company filed a Form F-1/A with the United States Securities Exchange Commission (“SEC”), applying for the registration of the Company’s shares. In August 2016, Company’s registration statements were declared effective and as of March 2017, the Company’s shares began to be quoted on OTCQB under the symbol TOMDF.

B.	Share split and bonus shares

In March 2015, the board of directors approved a split of shares so that each 1 share of par value NIS 0.1 was split to 10 shares of par value NIS 0.01. In addition, during March 2015, the board of directors approved the grant of 29 bonus shares for each 1 share of the Company held by every shareholder. Unless otherwise noted, all shares and per share amounts for all periods prior to March 2015 have been retroactively restated to reflect the split and bonus shares issuance.

C.	Going concern uncertainty

The Company devoted substantially all of its efforts to research and development and raising capital and has not yet generated any revenues. The development and commercialization of the Company’s products are expected to require substantial further expenditures. The Company has not yet generated any revenues from operations, and therefore it is dependent upon external sources for financing its operations. Since inception, the Company has incurred accumulated losses of $5,235,812, shareholders’ deficit of $1,339,633 and negative operating cash flow for all the periods since inception. Management has considered the significance of such condition in relation to the Company’s ability to meet its current obligations and to achieve its business targets and determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company plans to finance its operations through the sale of equity and to the extent available, short-term and long-term loans. There can be no assurance that the Company will succeed in obtaining the necessary financing to continue its operations as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

D.	Risk factors

The Company has a limited operating history and faces a number of risks, including uncertainties regarding finalization of the development process, demand and market acceptance of the Company’s products, the effects of technological changes, competition and the development of products by competitors. Additionally, other risk factors also exist, such as the ability to manage growth and the effect of planned expansion of operations on the Company’s future results. In addition, the Company expects to continue incurring significant operating costs and losses in connection with the development of its products and marketing efforts. The Company has not yet generated any revenues from its operations to fund its activities and therefore the Company is dependent on the receipt of additional funding in order to continue its operations (See Note 1 C).

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

A.	Use of estimates in the preparation of financial statements

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions relate to the fair value measurement of the derivative warrants liability, stock based compensation and the going concern assumptions.

B.	Functional currency

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S dollar (“$” or “dollar”). Thus, the functional currency of the Company is the dollar (which is also the reporting currency of the Company).

C.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments which include short term bank deposits (up to three months from date of deposit), that are not restricted as to withdrawals or use that are readily convertible to cash with maturities of three months or less as of the date acquired.

D.	Restricted Cash

Restricted cash is invested in certificates of deposit, which are used to secure the Company’s line of credit

E.	Property, plant and equipment

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

Rate of depreciation	%

Laboratory equipment	15
Furniture and equipment	7-15
Computers	33
Vehicle	15

F.	Impairment of long-lived assets

The Company’s long-lived assets are reviewed for impairment in accordance with Accounting Standards Codification (“ASC”) Topic 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. To date the Company did not incur any impairment losses.

G.	Deferred income taxes

The Company accounts for income taxes in accordance with ASC Topic 740, “Income Taxes”. Accordingly, deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the enacted tax rates expected to be in effect when these differences reverse. Valuation allowance in respect of deferred tax assets are provided for, if necessary, to reduce deferred tax assets is amounts more likely than not to be realized.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

G.	Deferred income taxes (cont.)

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2017, 2016 and 2015 financial statements and did not recognize any liability with respect to an unrecognized tax position in its balance sheets.

H.	Liability for employee rights upon retirement

Israeli employees are entitled to severance pay of one month’s salary for each year of employment, or a portion thereof. The Company satisfies its full obligation with respect to its Israeli employees by contributing one month of the employees’ salary for each year of service into a fund managed by a third party. Neither the obligation, nor the amounts deposited on behalf of the employees for such obligation are recorded on the Balance Sheet, as the Company is legally released from the obligation to the employees once the amounts have been deposited. All deposits required through December 31, 2017 have been made.

I.	Research and development expenses

Research and development expenses are charged to operations as incurred. Grants received by the Company from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor (the “OCS”) for the development of approved projects are recognized as a reduction of expenses against the related costs incurred.

J.	Royalty-bearing grants

Royalty-bearing grants from the OCS for funding approved research and development projects are recognized at the time the Company is entitled to such grants (i.e. at the time that there is reasonable assurance that the Company will comply with the conditions attached to the grant and that there is reasonable assurance that the grant will be received), on the basis of the costs incurred and reduce research and development costs - see Note 9A. and Note 12. The cumulative research and development grants received by the Company from inception through December 2017 amounted to $272,237.

As of December 31, 2017, and 2016, the Company did not accrue for or pay any royalties to the OCS as no revenue has yet been generated.

K.	Basic and diluted loss per ordinary share

Basic loss per ordinary share is computed by dividing the loss for the period applicable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the period. Securities that may participate in dividends with the ordinary shares (such as the convertible preferred shares) are considered in the computation of basic loss per share under the two-class method. However, in periods of net loss, only the convertible preferred shares are considered, since such shares have a contractual obligation to share in the losses of the Company, in accordance with the guidance of ASC Topic 260-10.

In computing diluted loss per share, basic loss per share is adjusted to reflect the potential dilution that could occur upon the exercise of potential shares. Accordingly, in periods of net loss, no potential shares are considered.

L.	Stock-based compensation

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

Share-based payments awarded to consultants (non-employees) are accounted for in accordance with ASC Topic 505-50, “Equity-Based Payments to Non-Employees”.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Fair Value Measurements

The Company measures and discloses fair value in accordance with the Financial Accounting Standards Board (“FASB”), Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC Topic 820”). ASC Topic 820 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2 – pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 – pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Level 3 inputs are considered as the lowest priority within the fair value hierarchy. The valuation of the short-term liability relating to the warrants issued to the unit owners (see Note 2N and Note 8) falls under this category.

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

N.	Warrants Liability

During 2016 and 2015, the Company issued 4,518,406 and 3,106,000 warrants, respectively, to purchase shares of the Company’s ordinary-stock in connection with a Private Placement Memorandum (“PPM”, See also Note 10.F.). The Company accounted for these warrants as a liability measured at fair value due to a provision included in the warrants agreement that provides the warrants holders with an option to require the Company to purchase their warrants for cash in an amount equal to their Black-Scholes Option Pricing Model value (the Black-Scholes Model), in the event that certain fundamental transactions (which some of them are not considered solely within the control of the Company) as defined in the warrant agreement, occur. The fair value of the warrants liability is estimated using the Black-Scholes Model which requires inputs such as the expected term of the warrants, share price volatility and risk-free interest rate. These assumptions are reviewed on a regular basis and changes in the estimated fair value of the outstanding warrants are recognized each reporting period in the “Financial Expense, net” line in operations.

O.	Concentrations of credit risk

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

P.	Contingencies

The Company records accruals for loss contingencies arising from claims, litigation and other sources when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available. Legal costs incurred in connection with loss contingencies are expensed as incurred.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Newly issued accounting pronouncements:

Accounting Standards Update 2014-09 “Revenue from Contracts with Customers (Topic 606)” and Related Updates

In May of 2014, the FASB issued Accounting Standards Update “ASU” 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 provides guidance for the recognition, measurement and disclosure of revenue related to the transfer of promised goods or services to customers. This update was effective for fiscal years beginning after December 15, 2016, for which early adoption was prohibited.

However, in August of 2015, the FASB issued ASU 2014-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” deferring the effective date of ASU 2014-09 to fiscal years beginning after December 15, 2017 (the first quarter of fiscal year 2018 for the Company), and permitting early adoption of this update, but only for annual reporting periods beginning after December 15, 2016, and interim reporting periods within that reporting period.

During 2016, the FASB issued several Accounting Standards Updates that focused on certain implementation issues of the new revenue recognition guidance including Narrow-Scope Improvements and Practical Expedients, Principal versus Agent Considerations and Identifying Performance Obligations and Licensing.

An entity should apply the amendments in this Accounting Standards using one of the following two methods: 1. retrospectively to each prior reporting period presented with a possibility to elect certain practical expedients, or, 2. Retrospectively with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application. If an entity elects the latter transition method, it also should provide certain additional disclosures.

The Company intends to adopt Accounting Standards 2014-09 as of January 1, 2018. Management has evaluated the impact of ASU 2014-09 on its potential revenue streams and on its financial reporting and disclosures, if any and determined that since the company did not report any revenues from its inception, the adoption of ASU 2014-09 is not expected to have significant impact on its financial statements.

Accounting Standards Update 2016 - 02 “Leases (Topic 842): Section A – Leases: Amendments to the FASB Accounting Standards Codification; Section B – Conforming Amendments Related to Leases: Amendments to the FASB Accounting Standards Codification; Section C – Background Information and Basis for Conclusions”

In February of 2016, the FASB issued Accounting Standards Update “ASU” 2016 - 02, “Leases (Topic 842): Section A – Leases: Amendments to the FASB Accounting Standards Codification; Section B – Conforming Amendments Related to Leases: Amendments to the FASB Accounting Standards Codification; Section C – Background Information and Basis for Conclusions.” ASU 2016-02 amends guidance related to the recognition, measurement, presentation and disclosure of leases for lessors and lessees. This update is effective for fiscal years beginning after December 15, 2018, including the interim periods within those years, with early adoption permitted. The Company is in the process of evaluating the effect that ASU 2016-02 will have on the results of operations and financial statements.

Accounting Standards Update 2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”

In June 2016, the FASB issued ASC Accounting Standards Update “ASU” 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 revised the criteria for the measurement, recognition, and reporting of credit losses on financial instruments to be recognized when expected. This update is effective for fiscal years beginning after December 15, 2019, including the interim periods within those years, with early adoption permitted for fiscal years beginning after December 15, 2018, including interim periods within those years. Adoption is not expected to have a material effect on its results of operations, financial position, and cash flows.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Newly issued accounting pronouncements (cont.):

Accounting Standards Update (ASU) No. 2016-09 “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”

In March 30, 2016, the FASB issued ASU 2016-09, “Compensation-Stock Compensation” (ASU 2016-09), which effects all entities that issue share-based payment awards to their employees. The amendments in this update cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. ASU 2016-09 is effective for annual and interim periods beginning after December 15, 2016. This guidance can be applied either prospectively, retrospectively or using a modified retrospective transition method. The Company adopted the new guidance prospectively effective January 1, 2017. This new guidance did not have a material impact on the Company’s financial statements.

Accounting Standards Update (ASU) 2016-18, “Statement of Cash Flows (Topic 230): “Restricted Cash”

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): “Restricted Cash” (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The new guidance is not expected to have a material impact on the Company’s financial statements.

NOTE 3 – OTHER CURRENT ASSETS

	As of December 31,
	2017	2016
Governmental institutions	$8,192	$5,764
Deposits	7,700	6,943
Others	3,862	8,167
	$19,754	$20,874

NOTE 4 – PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2017	2016
Laboratory equipment & other	$139,093	$139,865
Computers	3,782	2,161
Vehicle	5,204	5,204
Furniture and equipment	13,046	10,299
	161,125	157,529
Less - accumulated depreciation	(57,751)	(33,668)
Total property and equipment, net	$103,374	$123,861

Related depreciation expense was $24,083 in 2017, $20,695 in 2016 and $ 11,898 in 2015.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 5 – LIABILITY FOR MINIMUM ROYALTIES

At inception of the Company, the Company entered into a license agreement with B.G. Negev Technologies and Applications Ltd. (a wholly owned subsidiary of Ben Gurion University - Israel) and Mor Research Applications Ltd. (a wholly owned subsidiary of Clalit Medical Services - Israel) (the “Licensors”). According to the license agreement, future royalties would be paid to the Licensors (see also Note 9B).

NOTE 6 – OTHER CURRENT LIABILITIES

	As of December 31,
	2017	2016
Accrued payroll and related taxes	$16,424	$16,464
Provision for vacation	5,392	4,862
Accrued expenses	87,975	3,691
Related parties - current account	-	3,286
	$109,791	$28,303

NOTE 7 – LONG-TERM LOANS FROM SHAREHOLDERS

During the years 2011-2014, the Company received loans from shareholders (two separate lenders). The loans mature on December 31, 2019 and bear no interest. The loans are denominated in New Israel Shekels (NIS) and are linked to the Israeli consumer price index as of January 1, 2015. The loans may be prepaid by the Company from time to time according to the Company’s cash availability.

During 2016, the Company repaid one of the lenders an aggregated amount of $23,529 on account of the loans.

NOTE 8 – DERIVATIVE WARRANTS LIABILITY

The Company allocated approximately $244,000 and $168,000, for the years ended December 31, 2016 and 2015, respectively, of proceeds from its units under the Private Placement Memorandum (“PPM”, See also Note 10.F. and 2.M.) to the fair value of 4,518,406 and 3,106,000 warrants issued during 2016 and 2015, respectively, in connection with the PPM that are classified as a liability. The warrants are classified as a liability because of provisions in such warrants that allow for the net cash settlement of such warrants in the event of certain fundamental transactions, as defined in the warrant agreement (some of which are not considered solely within the control of the Company).

The remaining outstanding warrants and terms as of December 31, 2017 and 2016 is as follows:

Issuance date	Outstanding as of December 31, 2016	Outstanding as of December 31, 2017	Exercise Price	Exercisable as of December 31, 2017	Exercisable Through

Series (2015)	3,106,000	3,106,000	$0.5	3,106,000	May 2018
Series (2016)	4,518,406	2,853,406	$0.5	2,853,406	May 2019
		5,959,406

As such certain conditions in the warrants agreements, do not meet the specific conditions for equity classification, the Company is required to classify the fair value of these warrants as a liability, with changes in fair value to be recorded as income (loss) due to change in fair value of warrant liability. The estimated fair value of warrant liability at December 31, 2017 and December 31, 2016, was $ 1,063,745 and $ 259,716, respectively.

As quoted prices in active markets for identical or similar warrants are not available, the Company uses directly observable inputs in the valuation of its derivative warrant liabilities (level 3 measurement).

The Company uses the Black-Scholes valuation model to estimate fair value of these warrants. In using this model, the Company makes certain assumptions about risk-free interest rates, dividend yields, volatility, expected term of the warrants and other assumptions. Risk-free interest rates are derived from the yield on U.S. Treasury debt securities. Dividend yields are based on our historical dividend payments, which have been zero to date. The expected term of the warrants is based on the time to expiration of the warrants from the date of measurement.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 8 – DERIVATIVE WARRANTS LIABILITY (cont.)

During April 2017, the Company offered to the holders of the warrants to decrease the exercise of their warrants by lowering the exercise price of the warrants from $0.5 per share to $0.4 until May 22, 2017.

As a result of such offer, during May 2017, certain holders exercised 1,665,000 warrants into shares of common stock in a same number for a cash consideration of $666,000.

The fair value of the inducement was measured in an amount of $166,500. Such amount was recognized as an additional financing expense in the Company’s Statement of Comprehensive Loss.

As of the date of exercise, the fair value of the warrants exercised which amounted to $297,200 (after consideration of the effect of the inducement), which was previously presented as part of the derivative warrant liability, was reclassified to equity.

The following table summarizes the observable inputs used in the valuation of the derivative warrant liabilities as of December 31, 2017 and December 31, 2016:

	As of December 31, 2017		As of December 31, 2016
	Series (2015)	Series (2016)	Series (2015)	Series (2016)
Share price (U.S. dollars)	$0.59	$0.59	$0.15	$0.15
Exercise price (U.S. dollars)	$0.5	$0.5	$0.5	$0.5
Expected volatility	67%	67%	100%	100%
Risk-free interest rate	1.0%	1.0%	1.0%	1.0%
Dividend yield	—	—	—	—
Expected term (years)	0.37	0.77	1.37	2.25

	Series (2015)	Series (2016)	Total
Balances at December 31, 2016	$76,768	$182,948	$259,716
Exercised	-	(297,200)	(297,200)
Cancelled	-	-	-
Changes in fair value	477,648	623,581	1,101,229
Balances at December 31, 2017	$554,416	$509,329	$1,063,745

In accordance with ASC-820-10-50-2(g), the Company has performed a sensitivity analysis of the derivative warrant liabilities of the Company which are classified as level 3 financial instruments. The Company recalculated the value of warrants by applying a +/- 5% changes to the input variables in the Black-Scholes model that vary overtime, namely, the volatility and the risk-free rate. A 5.0% decrease in volatility would decrease the value of the warrants by $52,072; a 5.0% increase in volatility would increase the value of the warrants to $52,066. A 5.0% decrease or increase in the risk-free rate would not have materially changed the value of the warrants; the value of the warrants is not strongly correlated with small changes in interest rates. The Company estimates the share price of $0.59 as share value representative of the last price the Company raised capital from private issuers in October 2017.

NOTE 9 – COMMITMENT AND CONTINGENT LIABILITIES

A.	From 2012 through 2013, the Company received grants from the OCS (Office of the Chief Scientist) in the total amount of $162,017, for its plans to develop a series of patient-friendly blood tests that enable the early detection of a variety of cancers (the “Development Plan”). Such contingent obligation has no expiration date. During 2016, the OCS approved further grants (under same terms) up to a maximum amount of approximately $185,000, of which the Company received $110,220 during 2016. The receipt of such amounts is dependent on numerous conditions being met. No amounts were received during 2017. The Company is required to pay royalties to the OCS at a rate of 3% in the first three years and 3.5% starting from the fourth year, of the proceeds from the sale of the Company’s products arising from the Development Plan up to an amount equal to $272,237, plus annual interest equal to 12-month LIBOR applicable to dollar deposit.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 9 – COMMITMENT AND CONTINGENT LIABILITIES (cont.)

B.	At inception of the Company, the Company entered into a license agreement with the Licensors in which the Company obtained an exclusive world-wide license to develop, research, commercialize, produce, market and sub-license, products based on the Licensors’ technology. The Company’s technology is built on this license which is therefore material to the Company. According to the license agreement, future royalties would be paid to the licensors based on the following royalty rates:

On net sales of:	%
● leukemia related products	3.0
● other products	2.5
● in certain limited circumstances, rates may be reduced to	2.0

On fixed sublicense income (with no sublicense income on sales by sub licensee):	%
● leukemia related products	20.0
● other products	15.0

On fixed sublicense income (with sublicense income on sales by sub licensee):	%
● leukemia related products	10.0
● other products	7.5

Without any connection to the Company’s sales, the Company is required to pay minimum royalties to the Licensors according to the following schedule (subject to the termination clause described below):

1. Year 2015 - $10,000

2. Year 2016 - $25,000

3. Year 2017 and on - $50,000 per year.

In any specific year, the total royalties payable to the Licensors shall be the higher of:

● the regular royalties based on the royalty rates as described above and

● the minimum royalties.

The minimum royalties will be paid to the Licensors regardless of whether the Company succeeds in generating revenues from sales of the products arising from the usage of the Licensors’ technology.

The license agreement is for an unlimited term, unless terminated earlier by either of the parties. Each party is entitled to terminate the agreement as a result of a material breach or a failure to comply with a material term by the other party, as a result of liquidation or insolvency of the other party (“Termination for Cause”). In addition, the Company is entitled to terminate the agreement if at any time, during the period of 7 years following the effective date of the transaction, the Company, at its sole discretion, determines that commercialization of the leukemia licensed products is not commercially viable. After such period, the Company is not entitled to terminate this license agreement other than in accordance with the Termination for Cause provisions. As of December 31, 2017, the Company had not yet reached a determination regarding the probability of the commercialization of the licensed products.

However, as this 7 years’ period already passed as of December 31, 2017, the Company accrued the amount of the non-cancellable minimum royalties and the future liability with respect to the commitment to pay minimum royalties to the Licensors for any future periods in a total amount of $323,000 of which $135,000 is considered as current liability and $188,000 is considered as non current. This balance was measured based on the future cash payments discounted using an interest rate of 21% which represents, according to management estimate, the applicable rate of risk for the Company.

During 2017, the Company and the Licensors agreed on an amendment to the agreement in respect of the years 2015, 2016 and 2017 (in an aggregate amount of $85,000), according to which the minimum royalties payable to the Licensors shall be paid on the earlier of (i) August 1, 2017; and (ii) within 3 days following the date on which the Company shall have received an equity investment with net proceeds of not less than $10,000,000. As of December 31, 2017, the Company had not paid any of the minimum royalties to the Licensors. As of May 15 2018 the Company and the Licensor are negotiate to reanneal the agreement in respect of the amounts of the minimum royalties.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 9 – COMMITMENT AND CONTINGENT LIABILITIES (cont.)

C.	In January 2015, the Company signed a one-year lease agreement for the lease of 108 sq.m. of office space in Rehovot, Israel for a monthly consideration of NIS 6,780 (approximately $1,750). The lease was renewed by the Company for an additional term of two years at NIS 7,000 (approximately $ 1,800) per month. Lease payments are linked to the Israeli CPI based on the CPI published on February 15, 2015, which until December 31, 2017, has not changed significantly. The total future lease commitments from January 2018 and onwards (until December 2018) is approximately NIS 84,000 ($24,000).

D.	In October 2015, the Company signed an agreement with a non-Israeli company to procure governmental and quasi-governmental grants to support the research and development of the Company. The agreed upon fee for such service is totally dependent on the success of obtaining such grants, so that the Company will never incur a net cost in this regard. After paying approximately $56,000, the Company will thereafter pay 10% of the grants received. During 2016, the Company received approximately $56,000, which was paid out as per the above-mentioned agreement. As of December 31, 2017, the Company did not receive and does not expected to receive any amounts regarding this agreement.

NOTE 10 – SHAREHOLDERS’ DEFICIT

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

Each preferred share shall be automatically converted into one ordinary share and shall be entitled to all rights afforded to the ordinary shares on the occurrence of the earlier of the following: (a) initial public offering of the securities of the Company or registration of the securities of the Company for trade in Israel or abroad (b) the sale of all or substantially all the assets of the Company; (c) merger, in case of a merger in which the Company is the surviving entity; or (d) sale of preferred shares by the holder to any third party.

For every 100 ordinary shares issued by the Company, 5.25 additional preferred shares are issued to the holder of the preferred shares. During 2016 and 2015 the Company issued additional 237,276 and 96,195 respectively, preferred shares to Mr. Zigdon. During the years ended December 31, 2016 and 2015, the Company recorded a stock-based expense of $35,591 and $19,239, respectively, based on the fair value on the issuance date, of these additional preferred shares issued. On March 2017, the Company issued 18,379 preferred shares to Mr. Zigdon. On March 16, 2017, and following the effective date of the registration of the securities of the Company for trade on OTCQB, the Company’s General Meeting adopted an Amended and Restated Articles of Association of the Company and approved the conversion of all preferred shares into the same number of ordinary shares (total of 3,351,850 shares). Accordingly, as of December 31, 2017, there are no preferred shares issued and outstanding and the Company is no longer required to issue any additional preferred shares to Mr. Zigdon.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 10 – SHAREHOLDERS’ DEFICIT (cont.)

Ordinary Shares:

A.	Upon inception the Company issued 3,000,000 Ordinary Shares of NIS 0.01 par value, which were held by the Company’s CEO. Such Ordinary Shares were converted to Convertible Preferred Shares as described below.

On January 29, 2012 the Company issued to an investor 27,000,000 Ordinary Shares of NIS 0.01 par value, for the conversion of a $160,987 (NIS 600,000) loan.

As of that date it was agreed between the investors who gained control over the Company and the then existing shareholder of the Company (“the former controlling shareholder”) that the respective shares of the former controlling shareholder would be converted into preferred shares. For the preferred share rights and privileges refer to the beginning of Note 10 above.

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

As the investment was to be executed in installments the 9,000,000 shares were issued to a trustee that would hold the shares in trust until fully paid by the investors. The trustee released the shares to the investors following the completion of each significant transfer. As of December 31, 2014, the investor was entitled to 5,746,200 ordinary shares corresponding to an investment of $223,840. During 2015 all these shares were released to the investors and the remaining purchase amount was paid to the Company.

D.	In March 2015, the general meeting of the shareholders resolved to increase the registered share capital and performed a share split so after the increase and share split, the registered share capital of the Company was increased from NIS 100,000 to NIS 10,000,000 divided into 990,000,000 ordinary shares par value NIS 0.01 each and 10,000,000 preferred shares par value NIS 0.01 each of the Company. On this date the amended and restated articles of association were adopted. In March 2015, the board of directors approved the grant of 29 bonus shares for each 1 share of the Company held by the shareholders. Unless otherwise noted, all shares and per share amounts for all periods presented have been retroactively restated to reflect the split and the issuance of bonus shares.

E.	In March 2015, the Company approved a private placement memorandum for a funding round of up to $ 2,000,000 and issuance of units for a price of $ 0.20 for each unit consisting of: (A) 1 ordinary share par value NIS 0.01 and (B) 1 three-year warrant to purchase 1 ordinary share par value NIS 0.01 of the Company at a price of $ 0.50.

During 2016 and 2015 the Company has raised the gross sum of $903,681 and $621,200, respectively, and issued 4,518,406 and 3,106,000, respectively, ordinary shares par value NIS 0.01 each and warrants to purchase an equal number of ordinary shares par value NIS 0.01 each. The proceeds of such units, net of related expenses (which amounted to $155,321), and net amounts allocated to the warrants recorded as a liability (see Notes 2.N. and 8), were reflected in the shareholders’ deficit, allocated between ordinary share capital and additional paid in capital, as applicable. The proportional amount of related expenses associated with the warrants’ portion of the units, has been recorded under finance expenses.

During April 2017, the Company offered to the holders of the warrants to increase the exercise of their warrants by lowering the exercise price of the warrants from $0.5 per share to $0.4 per share until May 22, 2017.

As a result of such offer, during May 2017, certain holders exercised 1,665,000 warrants to Common stock in a same number for a cash consideration of $666,000 (net amount of $599,400)

The fair value of the inducement was measured in an amount of $166,500. Such amount was recognized as an additional financing expense in the Company’s Statement of Comprehensive Loss.

As of the date of exercise, the fair value of the warrants exercised which amounted to 297,200 (after consideration of the effect of the inducement), which was previously presented as part of the derivative warrant liability, was reclassified to equity.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 10 – SHAREHOLDERS’ DEFICIT (cont.)

Ordinary Shares (cont.):

F.	In October 2017, the Company signed a share purchase agreement with certain investors for $625,000 in exchange for 1,061,125 ordinary shares of NIS 0.01 par value. As of December 31, 2017, all of these ordinary shares were sold and the Company received net proceeds of $562,604.

G.	In June 2015, the Company approved the issuance of 1,000,000 fully vested ordinary shares to Maxim Partners LLC (“Maxim”) pursuant to an agreement entered with Maxim in April 2015 engaging Maxim to provide financial advisory and investment banking services to the Company. The fair value (based on recent share issuances - see Note 10.F. above) of the issued shares of $200,000 was recorded as a stock-based expense, with a corresponding amount reflected in shareholders’ deficit, allocated between ordinary share capital and additional paid in capital, as applicable. Maxim is entitled to certain registration rights. Under the agreement, in addition to the issuance of shares as mentioned above, the Company undertook to pay Maxim for such services, a fee of $10,000 per month, for the term of the agreement, accruing and payable only upon consummation of a financing transaction between the Company and a third party introduced by Maxim, in addition to a fee for a transaction consummated with such third party as detailed in the agreement and reimbursement of expenses in connection with such services provided. As of December 31, 2017, the Company has recorded a provision in the amount of $30,000. In addition, Maxim shall have a right of first offer for acting as lead book runner in the event that the Company shall seek to raise additional capital by way of an offering – private or public. The agreement is terminable by either party by a 30 days prior written notice.

H.	The Company issued 18,120,000 ordinary shares to a trustee for a group of investors pursuant to a Share Purchase Agreement dated October 2014, as amended in August 2015, for an aggregate consideration of $150,000. As of December 31, 2014, the investors were not entitled to any of these shares. During 2015, the balance of the $150,000 consideration has been paid to the Company and the trustee released the shares to the group of investors.

I.	On May 8, 2016, Company’s CEO exercised 103,428 options granted under the 2015 Israeli Option plan (see note 11 below) into 103,428 ordinary shares of the Company for total exercise price of $273.

J.	On April 4, 2017, Company’s employee exercised 81,432 options granted under the 2015 Israeli Option plan (see note 11 below) into 81,432 ordinary shares of the Company for total exercise price of $226. The remaining non-vested options of 228,858 were forfeited upon termination in accordance with the original terms of the options.

Warrants and restricted stock:

A.	On October 18, 2016, the Company entered into a Consulting agreement with a consultant (the “Consultant”), pursuant to which the Consultant will provide strategic cooperation and technology consulting for a period of two years from the date of the agreement. Unless terminated, the agreements will be automatically renewed for consecutive one-year periods. Based on the agreement, the Company issued the Consultant 620,521 warrants to purchase ordinary shares of the Company at an exercise price of NIS 0.01 (approximately $0.0026) per share. The warrants expire 18 months following the commencement date. Out of the warrants, 232,696 warrants were immediately vested and the remaining are vested in 15 parts of 25,855 warrants starting October 31, 2016. The Company evaluated the fair value of the warrants using the Black-Scholes option pricing model assuming a 1% risk free interest rate, 0% dividend yield, and 67% volatility, and estimated the fair value of such warrants to be $91,490. As a result, the Company recognized compensation expenses in 2017 and 2016 in the amount of $41,360 and $45,746, respectively included in research and development expenses.

B.	On June 20, 2016, the Company entered into a Consulting Service Agreement with PCG Advisory Group (“PCG”), pursuant to which PCG shall provide the Company with markets advisory, investor relations and media strategies for a period of 7 months commencing the date of the agreement. As consideration for the above services the Company agreed to pay PCG a monthly cash compensation in the amount of $2,500. In addition, the Company shall issue PCG 50,000 ordinary shares for each calendar month. As of December 31, 2016, such shares have not yet been issued. As of December 31, 2016, the Company recorded a related stock-based compensation expense of $48,750 based on the fair value of the 325,000 shares (and a price per share of $0.15). During 2017, the Company recorded related stock-based compensation expense of $3,750 based on the fair value of the 25,000 shares (and a price per share of $0.15). As of December 31, 2017, such shares have been issued to PCG.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

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

The 2015 Plan permits the grant of up to 6,000,000 options to purchase ordinary shares subject to adjustments set in the 2015 Plan. As of December 31, 2017, there were 4,241,685 ordinary shares available for future issuance under the 2015 Plan.

The following table presents the Company’s stock option activity for employees and directors of the Company for the years ended December 31, 2017 and December 31, 2016:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2016	2,068,605	0.0026
Granted	-	-
Exercised	(81,432)	0.0026
Forfeited or expired	(228,858)	-
Outstanding at December 31, 2017	1,758,315	0.0026
Number of options exercisable at December 31, 2017	827,443	0.0026

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2015	-	-
Granted	2,172,033	0.0026
Exercised	(103,432)	0.0026
Forfeited or expired	-	-
Outstanding at December 31, 2016	2,068,605	0.0026
Number of options exercisable at December 31, 2016	439,580	0.0026

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 11 – STOCK OPTIONS (cont.)

The fair value of options granted was estimated at the dates of grant using the Black-Scholes option pricing model. The following are the data and assumptions used:

Years ended December 31,
2016
Dividend yield	0
Expected volatility (%) (*)	100%
Risk-free interest rate (%)	1%
Expected term (years) (**)	2.5
Exercise price (US dollars)	0.0026
Stock price (US dollars) (***)	0.15

(*)	Due to the low trading volume of the Company’s Common Stock, the expected volatility was based on the historical volatility of the share price of other public companies that operate in the same industry sector as the Company.

(**)	Due to the fact that the Company does not have sufficient historical exercise data, the expected term was determined based on the “simplified method” in accordance with SEC Staff Accounting Bulletin No. 110.

(***)	The Common Stock price, per share reflects the Company’s management’s estimation of the fair value per share of Common Stock. In reaching its estimation for 2016 grants, management considered, among other things, the valuation of the issuance of the shares under the private placement (see Note 10-F above)

Costs incurred in respect of stock-based compensation for employees and directors, for the years ended December 31, 2017 and 2016 amounted to $68,649 and $80,094, respectively.

The following table summarizes information about options to employees, officers and directors outstanding at December 31, 2017 under the plan:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
0.0026	1,758,315	3.03	827,443	0.0026
	1,758,315	3.03	827,443	0.0026

As of December 31, 2017, the aggregate intrinsic value for the options exercisable was $488,191 with a weighted average remaining contractual life of 3.03 years.

The unrecognized compensation expense calculated under the fair value method for the stock options as of December 31, 2017 is $11,440 and is expected to be recognized over a weighted average period of 3 months.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 12 – RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31
	2017	2016	2015

Salaries and related expenses	$144,250	$136,578	$166,849
Stock-based compensation	22,883	48,056	-
Professional fees	31,690	56,377	53,750
Laboratory and materials	184,073	124,748	50,858
Patent expenses	62,888	24,956	51,846
Liability for minimum royalties expenses (*)	238,000	50,000	35,000
Depreciation	24,083	20,526	11,369
Travel expenses	6,512	19,419	-
Insurance and other expenses	6,148	3,293	4,351
	720,527	483,953	374,023
Less: Grants from the OCS and others (**)	-	(166,046)	-
	$720,527	$317,907	$374,023

(*)	See Note 9B.

(**)	See Note 9A and 9D.

NOTE 13 – GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2017	2016	2015

Salaries and related expenses	$67,884	$45,717	$12,328
Stock-based compensation	90,875	162,124	219,239
Rent and maintenance	14,735	9,764	10,203
Communication and investor relations	9,549	9,622	16,945
Professional fees (*)	391,520	156,268	193,794
Vehicle	16,714	22,343	-
Insurance and other expenses	25,810	5,144	4,448
	$617,087	$410,982	$456,957

(*)	includes listing expenses

NOTE 14 – FINANCING INCOME (EXPENSES), NET

	Year ended December 31
	2017	2016	2015
	US Dollars

Change in fair value of warrants liability	$(1,101,229)	$117,577	$35,188
Inducement related to warrants exercised	(166,500)	-	-
Expenses related to issuing warrants	-	(34,272)	(23,233)
Exchange rate differences and other finance costs	(70,029)	(7,877)	484
Financing (income) expenses, net	$(1,337,758)	$75,428	$12,439

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

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

B.	The Company has final (considered final) tax assessments through the 2012 tax year.

C.	As of December 31, 2017, the Company has carry forward losses for Israeli income tax purposes of approximately $3.3 million which can be offset against future taxable income for an indefinite period of time.

D.	The Company is still in its development stage and has not yet generated revenues, therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to its recoverable amounts.

	As of December, 31
Composition of deferred tax assets:	2017	2016	2015
Net loss carry-forward	$814,000	$531,522	$446,684
Valuation allowance	(814,000)	(531,522)	(446,684)
	-	-	-

E.	For the years ended December 31, 2017 and 2016, the following table reconciles the statutory income tax rate to the effective income tax rate:

	Year Ended December 31,
	2017	2016	2015

Tax rate	24%	25%	26.5%

Tax expense (benefit) at statutory rate	$(642,090)	$(163,365)	$(216,913)
Tax rate differential	28,057	(55,376)	-
Decrease in taxes from permanent differences in stock-based compensation	27,301	52,545	58,098
Decrease in taxes from permanent difference in warrants liabilities	304,254	29,394	9,325
Loss carryforwards-change in valuation allowance	282,478	136,802	149,490
Income tax expense (benefit)	$-	$-	$-

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 16 – LOSS PER ORDINARY SHARE

The loss and the weighted average number of ordinary shares used in computing basic and diluted loss per ordinary share for the years ended December 31, 2017, 2016 and 2015, are as follows:

	Year ended December 31
	2017	2016	2015
Loss for the year	$2,675,372	$653,461	$818,541
Less: Loss attributed to preferred shares	31,950	32,483	51,084
Loss for the year attributable to ordinary shareholders	$2,643,422	$620,978	$767,457
Weighted average number of ordinary shares outstanding attributable to ordinary shareholders	68,587,261	62,467,556	45,190,017

During the years ended December 31, 2016 and 2015, 4,518,406 and 3,106,000, three-year warrants, respectively, were issued - as described in Note 8. These warrants are participating securities as described in Note 2.K. but were not taken into account in calculating either the basic or diluted loss per ordinary share, as their effect was anti-dilutive. During the years ended December 31, 2017 and 2016 there were no other potentially dilutive instruments (except for the convertible preferred shares).

During the year ended December 31, 2017, and 2016 the total weighted average number of ordinary shares related to outstanding options and warrants excluded from the calculation of the diluted loss per share was 7,717,721 and 1,182,066 respectively ..

NOTE 17 – RELATED PARTIES

A.	Effective as of May 1, 2015, the Company entered into an employment agreement with Mr. Rami Zigdon, the current chief executive officer of the Company, who owned all the Company’s preferred shares. From the Company’s inception to the effective date of the agreement, Mr. Zigdon provided the Company with management services as an independent contractor. As of the effective date of the agreement, Mr. Zigdon is employed as chief executive officer on a full-time basis. The agreement may be terminated by either party by ninety days written notice or by the Company under exceptional circumstances as detailed in the agreement. Pursuant to the agreement, Mr. Zigdon is entitled to a gross monthly salary of NIS 15,000 (approximately $3,900) linked to the Israeli CPI known at the effective date of the agreement as well as reimbursement of vehicle expenses up to an annual amount of NIS 16,000 (approximately $4,200). The gross monthly salary shall be increased to NIS 25,000 (approximately $ 6,600) from the date on which the Company shall have cash in its bank account of least NIS 3,500,000 (approximately $ 920,000) (the “Triggering Date”) that is sourced from capital injections/non-repayable amounts only, as confirmed by the Company’s CFO. In the event that during the term of the agreement, on a certain date the Company shall have at least NIS 4,000,000 (approximately $1,050,000) cash in its bank account that is sourced from capital injection/non-repayable amounts only, as confirmed by the Company’s CFO, Mr. Zigdon shall be entitled to a payment in the sum of NIS 12,333 (approximately $ 3,200) multiplied by the number of calendar months that had passed from the effective date of the agreement and until the month ending prior to the Triggering Date. In addition, Mr. Zigdon is entitled to participate in the Company’s incentive program that will be adopted by the Company. Furthermore, Mr. Zigdon will be entitled to options to purchase Company shares all subject to an option plan to be adopted by the appropriate organs of the Company. The number of options, vesting and such other terms of grant of the options are detailed in Note 17.B. below. Mr. Zigdon is entitled to customary fringe benefits under Israeli laws. If the agreement is terminated by the Company, other than for “cause” as defined in the agreement, Mr. Zigdon shall be entitled to an adjustment bonus equal to 3 times the last gross monthly salary or in the event that the Company will have more than $ 3 Million cash in hand, the adjustment bonus shall be equal to 6 times his last gross monthly salary. The agreement contains provisions regarding non-competition, confidentiality of information and assignment of inventions.

As of December 2017, none of these targets have been achieved, accordingly, Mr. Zigdon was entitled to a gross monthly salary of 15,483 NIS.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 17 – RELATED PARTIES (cont.)

B.	As part of the 2015 Plan described in Note 11 above, on November 2015, the Board of Directors of the Company approved the issuance of share options to three employees, including our CEO and CTO, at an exercise price of NIS 0.01 per share. Mr. Zigdon received 1,241,163 options of which, half vest over a period of twenty-four months, subject only to a service condition, and half of the options vest upon the achievement of 8 milestones which includes, among others, closing of equity financing of at least $2,000,000, obtaining FDA approval for the performance of clinical trials and other clinical measurements. Milestones which are not met within 48 months from the date of the grant shall expire. The fair value of the stock options granted to Mr. Zigdon was estimated at $183,049 (see Note 11 above). On May 8, 2016, Mr. Zigdon exercised 103,428 vested options into ordinary shares for total exercise price of $273. All of the options not exercised shall expire on January 11, 2021. Compensation expenses recognized for the awards subject to performance conditions commence when the Company determines that achievement of the performance conditions is probable.

C.	Moshe Schlisser (a director as of February 27, 2016) and Ephraim Schlisser (Moshe’s father) hold managerial positions with a company named A.S. Ivor Israel Ltd. (“Ivor”). Ivor was assigned its rights and obligations from Iberica Investments LLC (“Iberica”), which was a party to a 2015 consulting agreement pursuant to which Iberica agreed to provide assistance with the Company’s fundraising. During the years ended December 31, 2017 and 2016, the Company has paid Ivor and Iberica approximately $128,000 and $90,000, respectively, pursuant to this consulting agreement.

D.	Crow Technologies 1977 Ltd., a company engaged in the manufacturing of plastics and electronic components, has an exclusive right to manufacture products for the Company (and any component of the products) for a price that is higher by 50% to that of the market prices of manufacturing such products or components in Israel. As of the date hereof, Crow Technologies has not exercised its exclusive right. The products of the Company do not have any electronic parts. While the Company’s products developed through the current date, do have plastic parts, the cost of these parts approximate $0.10 per unit. The Company believes that the exclusive right held by Crow Technologies is immaterial to the ultimate price for which the Company will sell its products or even the overall estimated cost of production of its products.

