Form 20-F
period 2018-12-31
TODOS MEDICAL LTD.
filed 2019-03-28
CIK 1645260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 Commission File No.: 333-209744

TODOS MEDICAL LTD.

(Exact name of registrant as specified in its charter)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hamada Street

Rehovot, 7670301 Israel

(Address of principal executive offices)

Herman Weiss
Chief Executive Officer
+972-058-444-7873
herman.w@todosmedical.com
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

72,230,162 Ordinary Shares, par value NIS 0.01 per share as of December 31, 2018.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer☒
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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

TODOS MEDICAL LTD.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

i

INTRODUCTION

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

The currency of the primary economic environment in which the operations of the Company are conducted is the currency of the United States of America and referenced herein as “U.S. dollars” and “$.” Thus, the functional currency of the Company is the U.S. dollar (which is also the reporting currency of the Company). References to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, par value of NIS 0.01 per share. We report financial information under the accounting principles generally accepted in the United States of America, or US GAAP.

Unless otherwise indicated, U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2018 are translated using the rate of NIS 3.748 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2018; U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2017 are translated using the rate of NIS 3.467 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2017; and U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2016 are translated using the rate of NIS 3.845 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2016.

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

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.       Selected Financial Data

Our financial statements are prepared in accordance with U.S. GAAP and are presented in U.S. dollars.

The following table summarizes our financial data for the five-year period from January 1, 2014 through December 31, 2018. We have derived the following selected statements of operations data for the years ended December 31, 2018, 2017, and 2016 and the selected consolidated balance sheet data as of December 31, 2018 and 2017 from our audited consolidated financial statements and notes included in this annual report on Form 20-F. Our selected consolidated statements of operations data for the years ended December 31, 2015 and 2014, and the selected consolidated balance sheet data as of December 31, 2016, 2015, and 2014 have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F.

The selected financial data should be read in conjunction with our consolidated financial statements and related notes, as well as the section entitled “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report, and are qualified entirely by reference to such consolidated financial statements.

U.S. dollars in thousands, except share data	Year Ended December 31,
Consolidated Statements of Operations Data	2018	2017	2016	2015	2014
Research and development expenses, net	$(459)	(721)	(318)	(374)	(336)
General and administrative expenses	(920)	(617)	(411)	(457)	(64)
Operating loss	(1,379)	(1,338)	(729)	(831)	(401)
Financing income (expenses), net	921	(1,337)	75	12	(79)
Net loss	(458)	(2,675)	(653)	(819)	(322)
Net loss per share (basic and diluted)	$(0.006)	(0.04)	(0.01)	(0.02)	(0.01)
Basic and diluted weighted average number of Ordinary Shares outstanding	70,869,924	68,587,261	62,467,556	45,190,017	28,450,908

Balance Sheet Data

U.S. dollars in thousands, except share data	Year Ended December 31,
	2018	2017	2016	2015	2014
Cash and cash equivalents	$64	$683	$439	$156	$61
Working capital (deficit)	$(1,093)	$468	$325	$107	$25
Total assets	$199	$816	$584	$292	$129
Total current liabilities	$1,199	$245	$135	$79	$100
Total long-term liabilities	$217	$1,911	$853	$742	$617
Shareholders’ deficit	$(1,216)	$(1,340)	$(404)	$(528)	$(588)
Number of Ordinary Shares outstanding	72,399,932	70,256,911	63,747,504	59,125,670	33,352,200
Number of Preferred Shares Outstanding	-	-	3,333,471	3,096,195	3,000,000

EXCHANGE RATE INFORMATION

The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented. As of December 31, 2018, the exchange rate of U.S. dollars to NIS was 3.748.

	NIS per U.S. dollars
Year Ended December 31,	High	Low	Average	Period End
2018	3.781	3.388	3.597	3.748
2017	3.860	3.457	3.600	3.467
2016	3.983	3.746	3.840	3.845
2015	4.053	3.761	3.884	3.902
2014	3.994	3.402	3.577	3.889

B.       Capitalization and Indebtedness

Not applicable.

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

You should carefully consider the risks and uncertainties described below, together with all of the other information in this annual report on Form 20-F including the financial statements and the related notes included elsewhere in this Annual Report. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our Ordinary Shares could decline.

Risks Related to Our Business

We have a history of losses, may incur future losses and may not achieve profitability.

We are a clinical-stage medical diagnostics company with a limited operating history. We have incurred net losses in each fiscal year since we commenced operations in 2010. We incurred net losses of $653,461, $2,675,375, and $457,541 in the fiscal years ended December 31, 2016, 2017, and 2018, respectively. As of December 31, 2018, our accumulated deficit was $5,693,353. Our losses could continue for the foreseeable future, as we continue our investment in research and development and clinical trials to complete the development of our technology and to attain regulatory approvals, begin the commercialization efforts for our cancer detection kits, increase our marketing and selling expenses, and incur additional costs as a result of being a publicly reporting company in the United States. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

We have a need for substantial additional financing and will have to significantly delay, curtail or cease operations if we are unable to secure such financing.

The Company requires substantial additional financing to fund its operations. As of March 20, 2019, our unaudited cash holdings were $310,000. In 2018, we managed our research and development activities taking into account our available resources. We continued with clinical trials at Kaplan Hospital and Beilinson Hospital (Israel) for TM-B1 and TM-C1, but did not expand our clinical trials activities. We believe that we will be able to use currently available capital resources for up to three (3) months. We will need to raise additional funds prior to commercializing our products. Additional financing may not be available to us on a timely basis on terms acceptable to us, or at all. In addition, any additional financing may be dilutive to our shareholders or may require us to grant a lender a security interest in our assets.

The report of our independent registered public accounting firm expresses substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm indicated in its report on our financial statements included in this annual report on Form 20-F for the year ended December 31, 2018, that conditions exist that raise substantial doubt about our ability to continue as a “going concern.” A going concern paragraph included in our independent registered public accounting firm’s report on our consolidated financial statements, could impair investor perceptions and our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives. Our ability to continue as a going concern will depend upon many factors beyond our control including the availability and terms of future funding. If we are unable to achieve our goals and raise the necessary funds to finance our operations, our business would be jeopardized, and we may not be able to continue. If we ceased operations, it is likely that all of our investors would lose their investment.

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

Since commencing our operations, we have focused on the research and development and limited clinical trials of our cancer detection kits. Our ability to generate revenues and achieve profitability depends on our ability to successfully complete the development of our product, obtain market approval and generate significant revenues. The future success of our business cannot be determined at this time, and we do not anticipate generating revenues from product sales for the foreseeable future. In addition, we face a number of challenges with respect to our future commercialization efforts, including, among others, that:

●	we may not have adequate financial or other resources to complete the development of our product;

●	We may not be able to manufacture our products in commercial quantities, at an adequate quality or at an acceptable cost;

●	we may not be able to meet the timing schedule for (a) completing successful clinical trials in the U.S.; and (b) receiving U.S. Food and Drug Administration, or FDA, approval within our goal of approximately two to four years;

●	we may not be able to maintain our CE mark due to the regulatory changes;

●	we may never receive FDA approval, for our intended development plan;

●	we may not be able to establish adequate sales, marketing and distribution channels;

●	healthcare professionals and patients may not accept our cancer detection kits;

●	technological breakthroughs in cancer detection, treatment and prevention may reduce the demand for our products;

●	changes in the market for cancer detection, new alliances between existing market participants and the entrance of new market participants may interfere with our market penetration efforts;

●	third-party payors may not agree to reimburse patients for any or all of the purchase price of our products, which may adversely affect patients’ willingness to purchase our cancer detection kits;

●	uncertainty as to market demand may result in inefficient pricing of our cancer detection kits;

●	we may face third-party claims of intellectual property infringement;

●	we may fail to obtain or maintain regulatory approvals for our cancer detection kits in our target markets or may face adverse regulatory or legal actions relating to our cancer detection kits even if regulatory approval is obtained; and

●	we are dependent upon the results of ongoing clinical studies relating to our cancer detection kits and the products of our competitors. We may fail in obtaining positive results.

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

Assuming we are successful in raising additional capital, we will continue our efforts to commercialize our cancer detection kits.

In order to market and sell our products in Israel, we require the approval of the Ministry of Health. To the best of our knowledge, approval of our products by the Ministry of Health requires us to comply with CE mark approval and International Organization for Standardization (ISO) 13485 (both of which we have already obtained). We have started the regulatory approval process in Israel and expect the regulatory approval process in Israel to take approximately an additional six months.

Furthermore, if adequate additional financing on acceptable terms is not available, we may not be able to develop our cancer detection kits at the rate or to the stage we desire. and we may have to delay or abandon the commercialization of our cancer detection kits. Alternatively, we may be required to prematurely license to third parties the rights to further develop or to commercialize our cancer detection kits on terms that are not favorable to us. Any of these factors could materially adversely affect our business, financial condition and results of operations.

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

It is highly likely that we will find it necessary to borrow funds from banks or other financial institutions. No assurances can be given that, at the time we desire to borrow funds, banks or other financial institutions will be willing to loan funds to we or that, if willing, will do so on terms acceptable to by our management. As a result, we may not be able to acquire data desired by management which might have a material adverse effect on our business, financial condition or operating results.

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

We may face tax exposure as a result of the Amarantus transaction.

On February 27, 2019, the Company entered into a joint venture agreement with Amarantus Bioscience Holdings, Inc., (“Amarantus”), pursuant to which the Company issued Ordinary Share representing 19.99% of the Company to Amarantus, in exchange for Amarantus transferring to the Company 19.99% of Breakthrough Diagnostics, Inc. (“Breakthrough”), a wholly-owned subsidiary of Amarantus, and for Amarantus assigning its amended and restated license agreement with the University of Leipzig for an exclusive license to develop and commercialize the LymPro Test®, an immune-based neurodiagnostic blood test for the detection of Alzheimer’s disease (the “License”) to Breakthrough. To the extent that the value of the assets transferred to the Company in the transaction is not comparable to the value of the shares of the Company issued to Amarantus in this transaction, then the Company may face a tax exposure.

Risks Related to Our Intellectual Property

We may not successfully maintain our existing license agreement with BGU and Soroka, and we are currently not in compliance with the repayment terms of the license agreement, which could adversely affect our ability to develop and commercialize our product candidates.

We rely on our existing License Agreement with BGU and Soroka with respect to the development of our core technology, TBIA. We expect to establish new collaborative and licensing arrangements in the future. Our failure to maintain our existing license or to develop new collaborative and licensing arrangements in the future, could adversely affect our ability to develop and commercialize our product candidates and could adversely affect our business prospects, financial condition or ability to develop and commercialize our product candidates. We are not currently in compliance with the repayment terms of the license agreement with our licensor. As such, we are currently negotiating an amendment to the license agreement which would allow us to pay the abovementioned payments at a later date.

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

We rely on patents to protect a portion of our intellectual property and our competitive position. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in the medical device industry are generally uncertain. In order to protect or enforce our patent rights, we may initiate patent and related litigation against third parties, such as infringement suits or interference proceedings. Any lawsuits that we initiate could be expensive, take significant time and divert our management’s attention from other business concerns and the outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. In addition, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, including attorney fees, if any, may not be commercially valuable. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

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

Currently, we are engaged in completing clinical trials at Kaplan Hospital and Belinson Hospital concerning breast cancer and colorectal cancer that are required for product development. The data from these clinical trials may be used or required in order to obtain regulatory approvals for our products including for the purpose of seeking FDA approval.

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

Once we commercialize our product, in the ordinary course of our business, it is highly likely that we and our third-party providers will collect and store sensitive data, including legally-protected health information and personally identifiable information about patients, our healthcare provider customers and payors. We also may store sensitive intellectual property and other proprietary business information, including that of our customers and payors. We plan to manage and maintain our data utilizing a combination of on-site systems and cloud-based data center systems. This data will encompass a wide variety of business-critical information, including research and development information, commercial information and business and financial information.

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

The U.S. dollar is our functional and reporting currency. However, a portion of our operating expenses, including personnel and facilities related expenses, are incurred in NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if the NIS instead devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. The Israeli rate of inflation has not had a material adverse effect on our financial condition during 2016, 2017, and 2018. In addition, we expect to incur operating expenses denominated in various currencies, and therefore, our operating results are also subject to fluctuations due to changes in the various exchange rates. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS, the Euro and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), we may be exposed to material adverse effects from such movements. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against any other currency.

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

From inception through December 31, 2018, we have been awarded an aggregate of approximately $272,237 in the form of grants from Israel Innovation Authority, or the IIA, formerly known as Israel’s Office of the Chief Scientist of the Ministry of Economy. The requirements and restrictions for such grants are found in the Israeli Encouragement of Research and Development Law, 5744-1984 and the regulations, or the Research Law. Under the Research Law, royalties of 3% to 5% on the revenues derived from sales of products or services developed in whole or in part using these IIA grants are payable to the Israeli government. We developed our technologies, at least in part, with funds from these grants, and accordingly we would be obligated to pay these royalties on sales of any of our product candidates that achieve regulatory approval. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. As of December 31, 2018, we had not paid any royalties to the IIA. In 2018, we did not receive a grant from the IIA. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

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

These restrictions will continue to apply even after we have repaid the full amount of royalties on the grants. For the years ended December 31, 2016, 2017, and 2018, we recorded grants totaling $166,046, $0, and $0 from the IIA, respectively. The grants represented 23%, 0%, and 0%, respectively, of our gross research and development expenditures for the years ended December 31, 2016, 2017, and 2018.

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

We may issue additional Ordinary Shares in the future. The issuance of a substantial number of Ordinary Shares could have the effect of substantially diluting the interests of our shareholders. In addition, the sale of a substantial amount of Ordinary Shares in the public market, in the initial issuance, in a situation in which we acquire a company and the acquired company receives Ordinary Shares as consideration and the acquired company subsequently sells its Ordinary Shares, or by investors who acquired such Ordinary Shares in a private placement, could have an adverse effect on the market price of our Ordinary Shares.

We have a significant number of options and warrants outstanding, and while these options and warrants are outstanding, it may be more difficult to raise additional equity capital.

As of March 1, 2019, we had outstanding options and warrants to purchase 1,758,315 and 4,730,906 Ordinary Shares, respectively. The holders of these options and warrants are given the opportunity to profit from a rise in the market price of our Ordinary Shares. We may find it more difficult to raise additional equity capital while these options and warrants are outstanding. At any time during which these warrants are likely to be exercised, we may be unable to obtain additional equity capital on more favorable terms from other sources. Additionally, the exercise of these options and warrants will cause the increase of our outstanding Ordinary Shares, which could have the effect of substantially diluting the interests of our current shareholders.

We are an Emerging Growth Company, which may reduce the amount of information available to investors.

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

Our Ordinary Shares are trading at less than $5.00 per share and are therefore subject to the SEC’s penny stock rules. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit their market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our Ordinary Shares and may affect our shareholders’ ability to resell their Ordinary Shares.

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

ITEM 4. INFORMATION ON THE COMPANY

A.       History and Development of the Company

Our legal and commercial name is Todos Medical Ltd. We were incorporated in the State of Israel in April 2010, and are subject to the Companies Law. Since March 7, 2017, our Ordinary Shares have been quoted on the OTCQB under the symbol TOMDF. In January 2016, we incorporated our fully held subsidiary, Todos (Singapore) Pte. Ltd. In March 2016, Todos (Singapore) Pte. Ltd. changed its name to Todos Medical Singapore Pte. Ltd., or Todos Singapore. As of December 31, 2018, Todos Singapore has not yet commenced its business operations.

In 2018, we managed our research and development activities and other operational activities taking into account our available resources. We continued our clinical trials at Kaplan Hospital and Beilinson Hospital (Israel) for TM-B1 and TM-C1. We are in the process of inquiring into different fundraising routes through which we may successfully raise additional funding in order to commercialize our cancer detection kits and to develop and commercialize future products.

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

Our web address is www.todosmedical.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. Puglisi & Associates is our agent in the United States, and its address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

Our capital expenditures for the years 2018, 2017, and 2016 amounted to $15,370, $3,596, and $34,971, respectively. These expenditures are primarily attributable to the purchase of laboratory equipment used in our research and development program. Our purchases of fixed assets primarily include leasehold improvements, computers, and equipment used for the research and development of our products, and we financed these expenditures primarily from cash on hand and partially from grants received from the IIA as detailed above.

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

Recent Developments

Amarantus Transaction

On February 27, 2019, the Company entered into a joint venture agreement with Amarantus Bioscience Holdings, Inc., (“Amarantus”), pursuant to which the Company issued Ordinary Share representing 19.99% of the Company to Amarantus, in exchange for Amarantus transferring to the Company 19.99% of Breakthrough Diagnostics, Inc. (“Breakthrough”), a wholly-owned subsidiary of Amarantus, and for Amarantus assigning its amended and restated license agreement with the University of Leipzig for an exclusive license to develop and commercialize the LymPro Test®, an immune-based neurodiagnostic blood test for the detection of Alzheimer’s disease (the “License”) to Breakthrough. In addition, as part of the transaction, the Company provided Amarantus with an interest-free loan in the amount of $45,000 to be used to pay certain financial obligations of Amarantus owed to the University of Leipzig prior to the assignment of the License to Breakthrough, in connection with the license agreement and a related sponsored research agreement. The maturity date of the loan is May 1, 2019. In addition, the Company provided Breakthrough with an interest-free loan in the amount of $135,000 to be used to pay certain financial obligations of Breakthrough owed to the University of Leipzig after the assignment of the License to Breakthrough, in connection with the license agreement and the related sponsored research agreement. The maturity date of this loan is September 30, 2019. The Company expects to loan up to an additional $180,000 to cover additional fees that will be owed by Breakthrough to the University of Leipzig in connection with the license agreement and the sponsored research agreement.

As part of the joint venture with Amarantus, the Company was granted an option, in effect for sixty days, to acquire the remaining 80.01% of Breakthrough held by Amarantus in exchange for the issuance to Amarantus of Ordinary Shares of the Company representing an additional thirty percent (30%) of the Company, such that upon consummation of the transaction the Company will own 100% of Breakthrough and Amarantus will own 49.99% of the Company. At the annual meeting of shareholders of the Company scheduled for April 29, 2019, the Company’s shareholders will vote on a resolution approving the Company’s exercise of this option.

The LymPro Test is a diagnostic blood test that determines the ability of peripheral blood lymphocytes (PBLs) and monocytes to withstand an exogenous mitogenic stimulation that induces them to enter the cell cycle. Scientists believe that certain diseases, most notably Alzheimer’s disease, may be the result of compromised cellular machinery that leads to aberrant cell cycle re-entry by neurons which then leads to apoptosis. LymPro Test uses peripheral blood lymphocytes as a surrogate for neuronal cell function, suggesting a common relationship between PBLs and neurons in the brain. The LymPro Test focuses on measuring immune markers that are directly linked to the cell proliferation processes and expands our understanding of how the body’s immune system responds to disease. The Company believes that the LymPro Test may use the body’s immune system response to diagnose early and monitor the progression of Alzheimer’s disease, which has the potential to be an invaluable tool for pharmaceutical companies’ development of novel treatments for Alzheimer’s.

Convertible Bridge Loan Transaction

On February 27, 2019, we entered into a convertible bridge loan agreement, and issued notes and warrants relating thereto, to obtain an aggregate loan of $1,350,500 from several private lenders, including DPH Investment Ltd., a holder of 11.5% of our shares (as of such date), to finance the Company’s activities through the consummation of a proposed public offering and our planned uplisting to the NASDAQ Capital Market. The loan, which has an original issue discount of ten percent (10%), bears interest at a flat rate of ten percent (10%) and has a maturity date six months after receipt of the loan funds. The loan is convertible into ordinary shares of the Company after the maturity date at a conversion price equal to 70% of the average closing bid price of the Company’s Ordinary Shares in the five days prior to the conversion. In the event the Company’s defaults under the loan agreement, the conversion price will be reduced to 60% of the average closing bid price of the Company’s Ordinary Shares in the 15 days prior to the conversion. In addition, the lenders received 25% warrant coverage, with the warrant exercise price to be equal to the offering price in the proposed public offering, or, in the event the loan is converted into shares, the warrant exercise price will be equal to the applicable closing bid price of the Company’s shares at the time of the conversion of the loan. The warrant may be exercised upon the lapse of six months following the determination of the warrant exercise price and the number of warrant shares, and for a period of three years thereafter.

On March 10, 2019, we entered into an amendment to the bridge loan agreement. The amendment provides for a 10% penalty if we repay the loan prior to the maturity date. In addition, we agreed to grant the lenders an additional 25% warrant coverage, under the same terms as the original warrant, but with a warrant exercise price equal to 150% of the closing bid price of our shares on the day prior to the closing of the bridge loan transaction.

Distribution Agreements

On December 20, 2018, we entered into a Marketing and Reseller Agreement with Care G.B. Plus Ltd. (“Care”) for the resale of our breast cancer screening products in Israel. We appointed Care as our exclusive distributor in Israel, and Care undertook to establish at least one laboratory in Israel to support the assay protocol and to run a fifty (50) patient pilot trial to evaluate the performance of the laboratory and Care’s support team. Care is fifty-percent owned by Assaf Gold, who was the beneficial owner of 5.49% of our issued and outstanding shares at the time the Care agreement was signed by the Company. Since Care is a related party, this agreement is subject to shareholder approval. At the annual meeting of shareholders of the Company scheduled for April 29, 2019, the Company’s shareholders will vote on a resolution approving the entry into this agreement with Care.

Maxim Agreement

In December 2018, the Company entered into a new engagement agreement with Maxim Partners LLC (“Maxim”) which superseded the Company’s April 2015 agreement with Maxim. Pursuant to the new agreement, the Company appointed Maxim as its exclusive financial and sole management underwriter in connection with a proposed public offering to raise up to $7 million. Maxim will be provided with an underwriting discount or spread of up to eight percent (8.0%) of the public offering price. The Company agreed that upon the Company’s receipt of bridge financing, the Company would transfer to Maxim, an amount of $15,000 as an advance to be applied towards such underwriting discount.

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

In summary, we believe that a large segment of the world-wide population who need to be checked regularly for cancer forego the detection process due to the above reasons.

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

We are developing several products for cancer screening and diagnosis as follows:

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

Our Challenges

Because we are still in the clinical trials stage, we are subject to certain challenges, including, among others:

●	our technology has been tested on a limited basis and therefore we cannot assure the product’s clinical value;

●	although we have obtained CE mark approval for our tests in the EU, the European regulatory demands, regarding IVD, have been recently revised and major changes need to be made in order to keep our CE Mark. These changes need to be made until 2022. It will require significant efforts and funds to update our test accordingly;

●	although we have obtained CE mark approval for our tests in the EU, we still need to obtain the requisite regulatory approvals in the United States and other markets where we plan to focus our commercialization efforts;

●	as of March 20, 2019, our cash holdings amounted to $310,000. We believe that we will be able to use currently available capital resources for up to three (3) months. We need to raise an amount of capital sufficient to continue the development of our technology, obtain the requisite regulatory approvals, and commercialize our current and future products; and

●	we need to obtain reimbursement coverage from third-party payors for procedures using our tests.

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

Our plan was to conduct two-stage clinical trials - the first was a training stage and the second is a validation stage. We define, in consultation with our bio-statisticians, our algorithm development team and our future hospital partners, the number of participants needed for each clinical trial. While the minimum number we are targeting is 200 participants per trial, the number may vary from trial to trial. We completed the first stage (training) for breast cancer at a single site in Israel and a single site in Singapore. We intend to complete the first stage of the clinical trials for colorectal cancer at two sites in Israel. In the training stage, we aim to train our algorithm to: (a) determine the final performances of the test in terms of accuracy and reproducibility; and (b) optimize the algorithm so that it will be compatible with the population of a country where we perform such clinical trials. In this process, we make the necessary adaptation to our proprietary technology, using mathematical tools in order to reach substantially the same diagnosis results as are found in earlier clinical studies we conducted between 2010 and 2013, as described under “Business - Past Clinical Studies” (which form the baseline of comparison). This baseline may, in the future, include the diagnosis results found in the fifth clinical study, which ended on October 2017, described under “Business - Past Clinical Studies”. Once the necessary adaptation to our proprietary technology is made, the second stage of clinical trials will be to validate that the tests are indeed able to detect breast cancer and colorectal cancer. Prior to beginning any clinical trials, a local Institutional review board, or IRB, needs to grant us approval to begin the trial. The second stage (validation) is a blinded trial and intended to verify the performances of our product following the aforementioned amendments implemented following the first stage. The validation may not meet our expectations, regulatory demands and/or other partner’s demands.

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

Below are details regarding the other three studies that we completed on our own. The results are described as sensitivity and specificity.

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

Clinical Studies in Process

Multi-center (Kaplan and Rabin) breast cancer verification (training) study

The objectives of the multi-center breast cancer verification study are twofold. The first objective is to distinguish between cancer patients and healthy subjects or patients having benign tumors using FTIR spectroscopy analysis of PBMCs and plasma - the TBIA method. The second objective is to distinguish between all three groups: cancer patients, patients with benign tumors, and healthy subjects without pathological findings related to breast tumors.

Kaplan Medical Center Trial

On June 6, 2013, we initiated a verification study at Kaplan Medical Center in Israel. The number of the study is 0152-12-KMC. The recruiting phase at Kaplan has been completed and included 220 patients. All subjects were tested for breast cancer by standard detection procedures (mammography / ultrasound / biopsy) and have not yet undergone surgical treatment, chemotherapy or radiotherapy. We added Rabin Medical Center as an additional site for this multi-center study. The number of the study at Rabin Medical Center is 0386-17-RMC and will include about 105 patients.

We are in the process of analyzing the results. In the training phase, an accuracy (sensitivity and specificity) of about 90% was demonstrated. The validation phase has not been completed yet; hence, final results for this study are not yet available.

Rabin Medical Center Trial

We added Rabin Medical Center as an additional site for this multi-center study. The number of the study at Rabin Medical Center is 0386-17-RMC and will include about 105 patients. The recrutement of patients for this trial is still in progress.

Singapore breast cancer verification (training) study

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

Under the agreement, the Singapore Hospital was primarily in charge of the recruitment procedure and blood sample collection from recruited participants, all pursuant to the clinical study protocol, which was approved by the Singapore Centralized IRB in April 2016. The Singapore Hospital also provided the prognosis of the recruited participants which will enable us to measure the sensitivity and specificity of the TM-B1 method.

Enrolment of the patients has been completed and we are in the process of analyzing the results.

Multi-center (Rabin and Kaplan) colon cancer verification (training) study

In addition, on April 27, 2017, we commenced a training study at Rabin Medical Center for TM-C1 for colorectal cancer screening. The Kaplan site is about to join Rabin Medical Center as a multi-center study. In total we aim to recruit 350 patients. The study is prospective, un-blinded, tree arms.

Multi-center (Rabin and Kaplan) breast cancer validation study

On January 22, 2018, we initiated the validation study at Kaplan for screening for breast cancer. NIH number NCT03343691. Rabin intends to join to this study as a multi-center study. A total of 200 patients are expected to participate in the multi-center validation study. The study is prospective, blinded, double arm.

For further details, please refer to “Item 5. Operating and Financial Review and Prospects - Overview.”

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

There are no patents or patent applications which are licensed to the Company pursuant to the Company’s License agreement with BG Negev and Mor Research Applications Ltd. (a wholly owned subsidiary of Clalit Medical Services - Israel) referenced below. Nevertheless, the Company’s products are based on intellectual property licensed from BG Negev and Mor.

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

Pursuant to the agreement, we are under an obligation to pay to the Licensor a minimum annual royalty of $10,000 in 2015, $25,000 in 2016 and, from 2017 through the termination of the agreement, $50,000 per year. We have not paid any royalties yet under the Agreement. In March 2017, we agreed with the Licensor that the $85,000 we owed the Licensor will be paid by us by the earlier of (a) August 2017, or (b) our sale of equity securities to investors with gross proceeds to the Company of at least $10,000,000. We are not currently in compliance with the payment terms of the license agreement with our Licensor. As such, we are currently negotiating an amendment to the license agreement which would allow us to pay the accrued but unpaid payments due thereunder at a later date. Once there are sales of products or sublicensing receipts based on the licensed intellectual property, we are under an obligation to pay the Licensor a certain percentage of such sales or sublicensing receipts, as running royalties, but in any event not less than the minimum annual royalties. Any minimum annual royalties will be credited against the running royalties in any given year.

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

Dr. Udi Zelig, our Chief Technical Officer, is one of the inventors of the know-how licensed under the agreement and, to the best of our knowledge, is entitled to receive from BG Negev between 10% to 15% of all payments that BG Negev is entitled to receive from us under the license agreement.

Scientific Advisors

We consult with a number of leading scientists and physicians in the evaluation of our technology and the development of our pipeline and we seek advice from them on various scientific matters. The following table sets forth information about our scientific advisors.

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

Prior to Novartis, he was the chief operating officer of Adlyfe, a venture-funded company focused on misfolded protein diagnostics. During this time, he had accountability for both finance-raising and research and development programs.

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

Name	Position / Institutional Affiliation
Dr. Jürgen Schmitt	Dr. Jürgen Schmitt has more than 25 years of experience in research and development projects of microbiological and biomedical applications of FT-IR and Raman spectroscopy. He has worked in both government and industry to apply FT-IR and Raman spectroscopic techniques in Biotechnology, Medicine and Pharmaceutical Research. For example, in the development of a TSE/BSE antemortem Diagnostic Test on Serum by FT-IR Spectroscopy (Co-Inventor with Robert-Koch-Institute, Berlin), licensed to Roche Diagnostics; and development of a FT-IR Detection Technique for Rapid Mode-of-Action Detection in Antibacterial Drug Research.

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

Company	Symbol	Company Description
Exact Sciences	EXAS	Marketing Cologuard stool-based detection test for the detection of colorectal cancer
Volition Rx	VNRX	Developing blood-based diagnostic tests for colorectal, lung, prostate, ovarian and other cancer types based on nucleosomics
Epigenomics	EPGNF	Engages in developing and commercializing in vitro diagnostic tests for the detection and diagnosis of cancer (EpiproColon - methylated Septin9 DNA in human plasma)
Cancer Genetics	CGIX	Focuses on developing and commercializing proprietary genomic tests to improve and personalize the diagnosis and response to treatment of cancer.

Existing or Probable Government Regulations

Our cancer screening products are subject to governmental regulation, which regulation may be different for each country or region where we intend to commercialize our products. We plan to initially commercialize our products in Israel and the European Union (EU), and then afterwards enter the U.S. market.

EU

In Europe, medical devices are regulated by self-certification through the CE Mark system. Under the system, developers and manufacturers must operate a Quality System and validate medical devices in a limited clinical trial to demonstrate the manufacturer has met analytical and clinical performance criteria. We have implemented an International Organization for Standardization standard - ISO 13485 - quality management system for the design and manufacture of medical devices. ISO 13485 addresses managerial awareness of regulatory requirements, control systems, inspection and traceability, device design, risk and performance criteria as well as verification for corrective and preventative measures for device failure. ISO 13485 certification establishes conformity to specific European Union directives related to medical devices and allows CE Marking and sale of the device.

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

The new European In Vitro Diagnostic Regulation (IVDR - 2017/746), or the IVDR, became effective as of May 25, 2017, marking the start of a transition period for manufacturers selling IVD devices into Europe. The IVDR, which replaces IVD Directive (98/79/EC), or the Directive, has a transition period of five years, after which the IVDR will apply in full, and no new applications pursuant to the Directive will be accepted. Manufacturers have the duration of the five-year transition period to update their technical documentation and processes to meet the new, more stringent EU regulatory requirements. We believe that the most challenging areas under the IVDR will be regarding the classification of products and the performance evaluation of IVDs, which will not only include the classic clinical performance and analytical performance but also scientific validity, the role and responsibilities of the economic actors of the supply chain, the traceability and the transparency of the devices with, in particular, the introduction of the UDI-system and an expanded EUDAMED database.

During the 2019, we plan to commence updating our technical files in accordance with the new IVDR.

Israel

In Israel, medical devices are regulated by the Israeli Ministry of Health (MoH) medical device department. On January 23, 2019, we applied to the MoH for approval for our products. We expect to complete the process and obtain MoH approval within 6 months.

U.S.

United States federal and state governmental agencies subject the health care industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. The federal government scrutinizes, among other things, the marketing, labeling, promotion, manufacturing and export of diagnostic health care products. Our cancer screening products fall within the IVD medical device category and are subject to FDA clearance or approval in the United States.

The federal government has increased funding in recent years to fight health care fraud, and various agencies, such as the United States Department of Justice, the Office of Inspector General of the Department of Health and Human Services, or OIG, and state Medicaid fraud control units, are coordinating their enforcement efforts.

In the United States, we anticipate that our cancer screening products will have to be cleared through the FDA’s premarket notification or 510(k), process or its premarket approval, or PMA, process. The determination of whether a 510(k) or a PMA is necessary will depend in part on the proposed indications for use and the FDA’s assessment of the risk associated with the use of the IVD for a particular indication.

Research and Development

For information regarding our clinical studies, please see above under the caption “New Clinical Studies in Process.”

For the years ended December 31, 2018, 2017 and 2016, we incurred $509,184, $720,527, and $317,907, respectively, of net research and development expense.

Our research and development efforts are financed in part through grants received from the IIA. As of December 31, 2018, we have received the aggregate amount of $272,237 from the IIA. Aside from payment of royalties to the IIA, we are required to comply with the requirements of the Research Law. Under the Research Law, royalties of 3% to 3.5% on the revenues derived from sales of products or services developed in whole or in part using these IIA grants are payable to the Israeli government. We developed our technologies, at least in part, with funds from these grants, and accordingly we would be obligated to pay these royalties on sales of any of our product candidates that achieve regulatory approval. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year.

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

List of the raw material suppliers for kits

SUPPLIER	MATERIAL
BD	PUSH BUTTON SET 21G GREEN
BD	Vacutainer® K2EDTA 6 mL Blood collection tube
Eppendorf	Pipette tips 100-1000 ml
Eppendorf	Pipette tips 0.1-10 ml
Eppendorf	Centrifuge tube 50 ml
Eppendorf	Eppendorf tubes 1.5 ml
Grenier	Freezing vials 2.0 ml
Grenier	Leucosep® 50 ml tube

Sales and Marketing

We currently do not sell our products. Our goal is to have a diversified pool of customers worldwide, including the United States. However, we plan to focus initially on the Western EU nations, Singapore and Israel since we have the CE mark, whereas entering the U.S. market will require more time, effort and substantial funding in order to obtain FDA approval. Assuming we successfully raise additional funding, over the next 12 months we plan to commence clinical trials in Israel, Austria. and Romania in order to complete the trials and validation stages prior to commencement of sales. Furthermore, once the clinical trials tests are successfully completed, we may decide to apply to obtain regulatory approvals in Singapore to sell our products there. Our plans depend on us financing our operations through the sale of equity, incurring debt, or other financing alternatives.

C.       Organizational Structure

We currently have one wholly owned subsidiary: Todos Medical Singapore Pte. Ltd., which is incorporated in Singapore.

D.       Property, Plant and Equipment

We do not own any real property. Our offices, research and development facility and in-house laboratory are located at our headquarters at 1 Hamada Street, Rehovot, Israel, where we currently occupy approximately 108 square meters for a monthly consideration of NIS 7,400 (approximately $2,000). The lease automatically renewed for an additional one year on February 1, 2019. Lease payments are linked to the Israeli Consumer Price Index, or CPI, based on the CPI published on February 15, 2015. We own lab equipment, including a spectroscopy, with an aggregate value of approximately $157,000, which is being allocated as a depreciation expense over the useful life of the equipment.

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

We believe that our clinical results conducted to date demonstrate the capability to simply and rapidly detect malignant breast and colon tumors in comparison to a controlled healthy group. We anticipate that future broad clinical studies should reveal the full potential of our technology. We believe our proprietary innovation is conducive to constant improvement in the algorithm as we ascend the learning curve, thereby perfecting our test performances and expand the intended population with each test. Accordingly, we will be required to continue to devote substantial resources and efforts to research and development activities in order to potentially achieve and maintain a competitive position in this field. We plan to increase our products portfolio and improve the existing products by improving the algorithms and optimizing and automating the process. As of March 20, 2019, our unaudited cash holdings were $310,000.

One of our objectives in the next two years is to make our products known in the medical and scientific fields by publishing peer reviewed, high impact articles in medical journals about our TBIA test. During this period, we plan to begin selling our products in Israel, Europe and the Far East and to prepare the groundwork for FDA approval in the United States. We will also focus on enhancing our TBIA proprietary automation and algorithms in order to obtain a higher level of accuracy and reproducibility for the results of the blood tests. In addition, we believe that automating the process will reduce the relevant costs for the general public. We believe that proper robots and optimized spectrometers will enhance our method to the higher productivity levels needed for the TBIA detection tool to be able to perform a higher volume of tests.

Prior to selling our products, we first need to complete the automation process. This process includes several steps including qualifying a robust new test protocol, making our test measurement more automated in order to reduce our dependency on the skills of lab technicians, installing the proper web cloud data warehouse, and integrating a full business to business network. We plan to protect the confidentiality of patient medical data and personally identifiable information by means of: (i) having a secure facility where the data and information we hold will be stored; and (ii) requiring our third-party providers of data storage to comply with HIPAA and applicable state privacy and security laws and regulations. These changes will enable our customers to run the tests with lower costs while obtaining faster results. To the knowledge of our management, these changes will not impact the previously obtained CE mark approval of the TBIA test. At this point there can be no assurance that our plan will be implemented in accordance with what we currently envision, and future clinical results may lead to different conclusions about our products.

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

The following table discloses the breakdown of research and development expenses:

	Year ended December 31
	2018	2017	2016
Salaries and related expenses	$178,486	$144,250	$145,997
Stock-based compensation	12,077	22,883	48,056
Professional fees	22,271	18,888	37,426
Laboratory and materials	70,779	143,644	109,299
Patent expenses	82,367	65,654	24,956
Rent and maintenance	40,146	58,381	41,289
Liability for minimum royalties expenses	-	238,000	50,000
Depreciation	25,650	24,083	20,695
Travel expenses	3,804	2,152	2,942
Insurance and other expenses	23,604	2,592	3,293
	459,184	720,527	483,953
Less: Grants from the OCS and others	-	-	(166,046)
	$459,184	$720,527	$317,907

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

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31
	2018	2017	2016
Salaries and related expenses	$190,207	$67,541	$29,254
Stock-based compensation	35,595	90,875	162,124
Communication and investor relations	230,194	83,836	5,121
Professional fees	269,980	224,407	150,341
Insurance and other expenses	193,718	150,428	64,142
	$919,694	$617,087	$410,982

Comparison of the year ended December 31, 2018 to the year ended December 31, 2017

Results of Operations

Research and Development Expenses. Our net research and development expenses for the year ended December 31, 2018 were $459,184, compared to $720,527 for the year ended December 31, 2017, representing a net decrease of $261,343, or 36.23%. The decrease is primarily due to liabilities to minimum royalties that posted in 2017 to reflect the present value of the liability we have to Ben Gurion University.

General and Administrative Expenses. Our expenses for the year ended December 31, 2018 were $919,694, compared to $617,087 for the year ended December 31, 2017, providing an increase of $302,607 or 51%. The increase is primarily due to the increase from communication and investor relations expenses.

Finance Income and Expenses. Our net finance (Income) expenses for the year ended December 31, 2018 was ($921,337), compared to expenses of $1,337,758 for the year ended December 31, 2017, providing a decrease of $2,259,095. The decrease is primarily due to the change in the fair value of warrants liability in the amount of $2,027,908 and inducement related to warrants exercised in the amount of $166,500, and the impact of exchange rate transaction of $114,687. We issued warrants that are classified as liability instruments. As such, the fair value of these warrants is re-measured at the end of each accounting period with changes in this fair value reflected in the financial statement caption “Long Term Liabilities.” The exchange rate differentials affected the balances appearing on the balance sheet.

Net Loss. Our net loss for the year ended December 31, 2018 was $457,541, compared to $2,675,372 for the year ended December 31, 2017, providing a $2,217,831 decrease in the amount of the loss or an 82.9% decrease. The decrease is primarily due to the change in the fair value of warrants liability, inducement related to warrants exercised, and research and development expenses.

Comparison of the year ended December 31, 2017 to the year ended December 31, 2016

Results of Operations

Research and Development Expenses. Our net research and development expenses for the year ended December 31, 2017 were $720,527, compared to $317,907 for the year ended December 31, 2016, representing a net increase of $402,620, or 126%. The increase is primarily due to research and development grants we have received from the IIA and Horizon 2020 (the EU Framework Program for Research and Innovation) of $166,000 in 2016 that are included as an offset to research and development expenses in 2016, and royalty expenses to BGU.

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

Net Loss. Our net loss for the year ended December 31, 2017 was $2,675,372, compared to $653,461 for the year ended December 31, 2016, providing a $2,021,911 increase in the amount of the loss or a 309% increase. The increase is primarily due to the change in the fair value of warrants liability, inducement related to warrants exercised and research and development expenses.

Critical Accounting Policies and Estimate

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2018, included elsewhere in this annual report on Form 20-F. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Going Concern Uncertainty

We devoted substantially all of our efforts to research and development and raising capital and have not yet generated any revenues. The development and commercialization of our products are expected to require substantial further expenditures. We have not yet generated any revenues from operations, and therefore we are dependent upon external sources for financing our operations. Since inception, we have incurred substantial accumulated losses, negative working capital, and negative operating cash flow, and have a significant shareholders’ deficit. These factors raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. As of March 20, 2019, our unaudited cash holdings were $310,000. We plan to finance our operations through the sale of equity and, to the extent available, short term and long-term loans. There can be no assurance that we will succeed in obtaining the necessary financing to continue our operations. See also Item 3.D - Risk Factors under the caption “The report of our independent registered public accounting firm expresses substantial doubt about our ability to continue as a going concern.”

B.       Liquidity and Capital Resources

Overview

To date, we have funded our operations primarily with loans, grants from the IIA, and issuing Ordinary Shares and warrants.

The table below presents our cash flows:

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands	For the Year ended December 31,
	2018	2017	2016
Cash flows from operating activities:
Loss for the year	$(458)	$(2,675)	$(653)
Adjustments to reconcile loss for the year to net cash used in operating activities:
Depreciation	26	24	21
Liability for minimum royalties	50	238	50
Change in fair value of warrants liability	(926)	1,101	(118)
Stock-based compensation	48	114	210
Inducement related to warrants exercised	-	167	-
Financing expenses of long term loans & other Shekel denominated balances	(48)	67	8
Changes in operating assets and liabilities:
Decrease (increase) in other current assets	(13)	1	6
Increase (decrease) in accounts payable	163	(22)	14
(Decrease) increase in other current liabilities	102	81	(8)
Net cash used in operating activities	(1,056)	(904)	(469)
Cash flows from investing activities

Purchase of property and equipment	(15)	(4)	(35)
Net cash used in investing activities	(15)	(4)	(35)
Cash flows from financing activities
Proceeds allocated to short term loan	27	-	-
Proceeds allocated to Ordinary Shares, net	80	563	567
Proceeds allocated to warrants	20	-	244
Proceeds allocated from exercise of warrants	324	599	-
Proceeds from exercise of stock options	-	0.226	0.273
Repayments of shareholders loans	-	-	(24)
Proceeds from shareholders loans
Net cash provided by financing activities	451	1,162	788
(Decrease) Increase in cash and cash equivalents	(620)	254	283
Cash and cash equivalents at beginning of the year	693	439	156
Cash and cash equivalents at end of the year	$73	$693	$439

Operating Activities

Net cash used in operating activities for the year ended December 31, 2018 was $1,056,296, compared to $904,410 in the year ended December 31, 2017, and $469,389 in the year ended December 31, 2016. The increase in the cash flow used in operating activities in 2018 compared to 2017 is primarily due to increase from operating loss.

Investing Activities

Net cash used in investing activities for the for the year ended December 31, 2018 was $15,370, compared to net cash used in the year ended December 31, 2017 of $3,596, compared to net cash used in the year ended December 31, 2016 of $34,971.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2018 was $451,258, compared to net cash provided by financing activities for the year ended December 31, 2017 of $1,162,230, compared to net cash provided by financing activities for the year ended December 31, 2016 of $787,759. This decrease is primarily due to a cash received from the exercise of warrants, proceeds from private placement and proceeds from convertible loan.

Current Outlook

As of March 20, 2019, our unaudited cash holdings were $310,000.

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

We have limited experience with IVD. As such, these budget estimates may not be accurate. In addition, the actual work to be performed is not known at this time, other than a broad outline, as is normal with any scientific work. As further work is performed, additional work may become necessary or change in plans or workload may occur. Such changes may have an adverse impact on our estimated budget. Such changes may also have an adverse impact on our projected timeline of drug development

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

D.       Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2018:

	Payments due by period
	(US$)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Shareholders’ loans (1)	611,925	611,925	-	-	-
Royalties to BGU (2)	373,000	185,000			188,000

Total (3)	984,925	796,925	-	-	188,000

(1)	Between the years 2011 and 2014, we received loans from two shareholders. The loans are denominated in NIS, mature on December 31, 2019 and bear no interest. The loans are linked to the Israeli CPI as of January 1, 2015. The loans may be repaid by us from time to time according to our cash availability.

(2)	This balance was measured based on the future cash payments discounted using an interest rate of 21%, which represents, according to management’s estimate, the applicable rate of risk for us.

(3)	This does not include the repayment of approximately $272,000 of grants we received from the IIA and interest thereon, which shall be repaid as royalties upon the commercialization of our products.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth information regarding our executive officers, directors, and our key employees as of March 25, 2019:

Name	Age	Position(s)
Dr. Herman Weiss	48	Chief Executive Officer and Director
Rami Zigdon	56	Chief Business Officer and Director
Udi Zelig	40	Chief Technology Officer
David Ben Naim	50	Chief Financial Officer
Alon Ostrovitzky	34	Director
Moshe Schlisser	30	Director
Moshe Abramovitz	37	Director
Colin Bier	72	Director
Alon Shalev	47	External Director
Ronit Even-Zahav Meitin	53	External Director

Executive Officers, Directors, and Key Employees

Dr. Herman Weiss, CEO and Director

Dr. Herman Weiss has been a director since June 22, 2017. Dr. Weiss was appointed CEO of the Company on July 30, 2018. Dr. Weiss previously served as the vice president of medical affairs and clinical development at Juniper Pharmaceuticals Inc. in Boston, MA. Before that, Dr. Weiss previously served as the Global Medical Director of women’s health and bone health at Teva Pharmaceutical Industries, Ltd. in Petah Tikve, Israel. Dr. Weiss has served as a consultant to multiple medical device and pharmaceutical companies, including American medical systems and venture capital firms in New York City, and also founded and served as the chief medical officer of FibroControl, a biotech medical device company in Herzliya, Israel. Dr. Weiss owns multiple patents and is the author of numerous publications in the area of women’s health and gynecology. Dr. Weiss holds an M.B.A. from the George Washington University, Washington DC, an M.D. from the Ohio State University College of Medicine, and a B.A. in Philosophy (summa cum laude) from the Ramapo College of New Jersey.

Rami Zigdon, Chief Business Officer and Director

Mr. Rami Zigdon was appointed CBO of the Company on July 30, 2018. Before to that, served as our Chief Executive Officer since our inception in 2010 and also served as a director on our board from May 12, 2011 until June 3, 2015. On May 10, 2016, he was elected again to serve as a director. As of January 2016, Mr. Zigdon has also served as a director on the board of our subsidiary, Todos Singapore. Mr. Zigdon is an experienced business manager of technology-based companies. From 2003 to 2009, Mr. Zigdon served as the Israeli country manager of Renesas Technology, a leading Japanese semiconductors corporation. Prior to his position at Renesas, Mr. Zigdon served as the manager of Hitachi Semiconductors Israel and as the embedded systems group manager at RDT. Mr. Zigdon has held various technical and management positions at Scitex Belgium, NI Medical and Spectronix. Mr. Zigdon graduated with honors from the Hebrew University of Jerusalem and holds a B.S in Biology from the Hebrew University of Jerusalem, a B.S. in Electrical Engineering from the Ben Gurion University of the Negev and an MBA from the Heriot-Watt University, Edinburgh.

Udi Zelig, Chief Technology Officer

Dr. Udi Zelig has served as our full-time Chief Technology Officer since January 1, 2012. Prior to that, Dr. Zelig served as our non-employee Chief Technology Officer from our inception through November 15, 2009, while concurrently being employed by Crow Technologies 1977, Ltd. Dr. Zelig is a nuclear and biomedical engineer with more than a decade of research experience in conducting and managing of in-vitro and clinical experiments. His main field of research concerns various applications of infrared spectroscopy for blood cancer detection and investigation of chemotherapeutic drug influence on blood cells. Dr. Zelig is the author of numerous scientific publications in leading biophysics and medicinal journals. Dr. Zelig holds a B.S. in Nuclear Engineering, a Master of Science and a Ph.D. in bio-medical engineering, all from the Ben-Gurion University of the Negev.

David Ben Naim, Chief Financial Officer

Mr. David Ben Naim has served as our Chief Financial Officer since January 2018. Since 2014, Mr. Ben Naim has been the owner and manager of DBN Finance, a company that provides full outsourcing financial services to companies located in Israel. From 2012 until 2014, Mr. Ben Naim served as the chief financial officer of Insuline Medical Inc., which is traded on the Tel Aviv Stock Exchange, or TASE, under the symbol INSL. Mr. Ben Naim served as the chief financial officer for Crow Technologies 1977, Ltd. (OTCQB - CRWTF) from 2008 until 2011 and for Ilex Medical Limited (TASE) from 2007 until 2008. Other positions held by Mr. Ben Naim include, in connection with his ownership of DBN Finance, chief financial officer since 2016 of Microbot Medical (Nasdaq - MBOT) and Vonetize PLC (TASE - VNTZ). Additionally, Mr. Ben Naim served as the Corporate Controller of Tadiran Telecom Limited from 2003 until 2007. Mr. Ben Naim holds an MBA from Ono Academic College as well as a C.P.A. license from the Ramat Gan College.

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

Colin Bier, Director

Dr. Colin Bier was added to the Board of Directors on March 25, 2019. Dr. Bier currently serves as Managing Director of ABA BioResearch, Inc.. From September 2013 until 2018, he served as a Corporate Advisor of Amarantus Bioscience Holdings, Inc. He also served as a Senior Advisor of TVM V Life Science Ventures and NGN Capital. From November 2001 to June 15, 2002, Dr. Bier served as Chairman of the Board and Chief Executive Officer of Soligenix, Inc. From 1996 through 2008, Dr. Bier was a Director of Neurochem Inc. Dr. Bier serves as a Director of Lomir Biomedical Inc., a private company, of Mount Sinai Hospital Montreal, and of Receptagen, a publicly traded company. He has published more than twenty-five scientific articles in his field in peer-reviewed journals. Dr. Bier received his Ph.D. in Experimental Pathology from Colorado State University in 1978 and then pursued additional training in experimental pathology and toxicology as a Medical Research Council Postdoctoral Fellow and the Dr. Douglas James Fellow in the Department of Pathology, McGill University. He received his M.Sc. from Long Island University in 1974, and his B.A. from Sir George Williams University in 1967.

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

Ronit Even-Zahav Meitin, Director

Ms. Ronit Even-Zahav Meitin has been a director since June 22, 2017. Since 2014, Ms. Even Zahav Meitin has provided financial consulting services to various companies. Previously, Ms. Even Zahav Meitin served as chief financial officer with the Afcon Group (a public company traded on the TASE). Ms. Even-Zahav Meitin also serves as a director and chairperson of the finance committee for Cross Israeli Highway (a governmental company), and as an independent director in Inter Green Ltd. (a public company traded on the TASE). Until 2012, Ms. Even-Zahav Meitin served, among other positions, as chief financial officer of Paz Industries and Services (Oil) and a director of its subsidiaries. Ms. Even-Zahav Meitin is a certified accountant in Israel and holds a BA in Accounting and Economics from Tel Aviv University and an MBA in Finance from Bar Ilan University.

Family Relationships

There are no family relationships between any of our executive officers and our directors.

B.       Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and executive officers as a group for work during or with respect to the year ended December 31, 2018. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to our Company, in thousands of U.S. Dollars, for the year ended December 31, 2018. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.6 is equal to $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2018.

	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and executive officers as a group, consisting of nine persons	$351,000	$48,000

In accordance with the Companies Law, the table below reflects the compensation granted to our four most highly compensated officers during or with respect to the year ended December 31, 2018.

Annual Compensation - in thousands of USD - convenience translation

Executive Officers	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits		Share Based Compensation	Total
Herman Weiss, M.D., CEO	$83	(1)	$-	$83
Rami Zigdon, CBO	$72		$36	$108
Udi Zelig, CTO	$81		$12	$93
David Ben Naim, CFO	$50		$-	$50
	$286		$48	$334

(1)	This amount has not been paid to the CEO; rather the Company has made a provision in its financial statements to reflect a compensation liability to Dr. Weiss.

Employment Agreements with Executive Officers

We have entered into written employment agreements with each of our executive officers, except for our CEO. The Company’s Compensation Committee and Board of Directors have approved the following compensation package for our CEO, to be retroactive to August 1, 2018, which will be presented to the shareholders of the Company for approval at the annual meeting of shareholders scheduled for April 29, 2019.

●	Salary: NIS 47,840 per month

●	Bonus: Annual performance bonus of up to 35% of annual salary + 1% additional options, linked to the achievement of performance goals to be established by the Board of Directors each year.

●	Equity: The Company will grant the CEO options to purchase 5% of the Company’s issued and outstanding shares as of March 25, 2019, at an exercise price equal to the fair market value of the Company’s shares on the date of grant, in accordance with the following vesting schedule:

o	25% will vest on grant

o	25% will vest on the consummation of the Company’s planned public offering (the “Public Offering Date”)

o	25% will vest quarterly in the first year following the Public Offering Date

o	25% will vest quarterly in the second year following the Public Offering Date

●	Notice Period: 3 months

●	Severance Payments: 6 months’ salary following effective date of termination

●	Change in Control Payment: In the event the CEO is terminated due to a change of control, the Company will pay the CEO 12 months’ salary (instead of the 6 months’ salary) following the effective date of termination.

●	Change in Control Acceleration: In the event of a change of control transaction following the Public Offering Date vesting will be accelerated, and all of the options will become fully vested.

All of the Company’s employment agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director, pursuant to which, we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance.

For a description of the terms of our options and option plans, see “Item 6.E. Share Ownership” below.

Todos Medical Ltd. 2015 Share Option Plan

The Todos Medical Ltd. 2015 Share Option Plan, or the Option Plan, was adopted by our Board of Directors on November 2015. The Option Plan generally permits the reservation, allocation and issuance of share options to our employees, directors or consultants. As of December 31, 2018, 1,758,315 options to purchase our Ordinary Shares have been granted under the Option Plan and 4,241,685 Ordinary Shares were available for future option grants under the Option Plan. As of March 20, 2019, 1,137,731 options have been exercised. Unless terminated earlier by our Board of Directors, the Option Plan will terminate ten years from its date of adoption.

Directors’ Service Contracts

Other than with respect to our directors who are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

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

External Directors

Under the Companies Law, a public company is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. As of the date hereof, our external directors are Ms. Ronit Even-Zahav Meitin and Mr. Alon Shalev.

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

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is deemed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in the company or has the right to appoint 50% or more of the directors of a company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include any shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

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

Under the Companies Law, we were required to adopt an office holder compensation policy within nine months following our listing on the OTCQB. As of the date hereof, we have not yet approved the compensation policy and we intend to have our compensation policy approved by our shareholders in the next general meeting.

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

On December 20, 2018, we retained Mr. Doron Levin to serve as our internal auditor instead of Mr. Adi Yarim, who resigned effective December 20, 2018.

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

D.       Employees.

As of December 31, 2018, we had four full-time employees and two part-time employees, all located in Israel.

In addition, we engage specialists and consultants in fields such as optics, physics, medicine, mathematical algorithms, biochemistry, regulatory and patents from time to time as required by our operations. Furthermore, Mr. David Ben Naim, our Chief Financial Officer, is engaged by us as an external consultant.

E.       Share Ownership.

For information concerning the overall beneficial ownership of our ordinary shares by our executive officers and directors, please see the table in Item 7. “Major Shareholders and Related Party Transactions—Major Shareholders” below.

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

As of March 20, 2019, 1,137,731 options under the Option Plan are vested and unexercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 20, 2019 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options and warrants that are currently exercisable or exercisable within 60 days of March 20, 2019 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned has been computed on the basis of 90,386,931 ordinary shares outstanding as of March 20, 2019.

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o Todos Medical Ltd., 1 HaMada St., Rehovot, Israel.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. The shareholders listed below do not have any different voting rights from any of our other shareholders.

	No. of Shares Beneficially Owned	Percentage Owned (1)
Holders of more than 5% of our voting securities:
Amarantus Bioscience Holdings, Inc.	17,986,999	19.99%
Assaf Gold(2)	9,225,000	9.83%
D.P.H. Investments Ltd.(3)	8,280,000	9.16%
Adeline Holdings Limited(4)	7,395,976	8.18%
Shmuel Melman	7,260,976	8.03%
S.B. Nihul Merkakein Ltd.(5)	6,500,000	6.92%

Directors and executive officers:
Dr. Herman Weiss, CEO and Director	0	*
Rami Zigdon, CBO and Director(6)	3,423,850	3.78%
Moshe Abramovitz, Director	0	*
Alon Ostrovitzky, Director	0	*
Moshe Schlisser, Director	0	*
Colin Bier	0	*
Ronit Even-Zahav Meitin, Director	0	*
Alon Shalev, Director	0	*
Udi Zelig, CTO	927,375	1.03%
David Ben Naim, CFO	0	*

All directors and executive officers as a group (10 persons)	4,351,225	4.81%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding

(1)	The percentages shown are based on 90,386,931 Ordinary Shares issued and outstanding as of March 20, 2019. In addition, the percentages shown assume that the shareholders of the Company approve the assignment and loan conversion agreement among the Company, Adeline Holdings Ltd., Yitzhak Ostrovitzky, Sorry Doll Ltd., and S.B. Nihul Mekarkein Ltd., dated November 28, 2018, described in the Related Party Transactions section below.

(2)	Assuming the shareholders of the Company approve the assignment and loan conversion agreement among the Company, Adeline Holdings Ltd., Yitzhak Ostrovitzky, Sorry Doll Ltd., and S.B. Nihul Mekarkein Ltd., dated November 28, 2018, described in the Related Party Transactions section below. Assaf Gold is the owner of Horizon Design Investment Ltd., which is the owner of Sorry Doll Ltd., which owns 7,000,000 Ordinary Shares, including options to purchase 3,500,000 Ordinary Shares. Mr. Gold also owns fifty percent of Care G.B. Plus Ltd., which owns 2,225,000 Ordinary Shares, with the other fifty percent of these shares owned by Ramot Gilad Ltd, a company owned by Eyal Yona. Mr. Gold and Mr. Yona jointly control the shares of the Company that are held by Care.

(3)	D.P.H. Investments Ltd., or DPH, is an entity that has 18 shareholders, none of whom own more than 17% of DPH. Moshe Abramovitz, a member of our Board of Directors since February 27, 2016, is also a shareholder of DPH. At least five shareholders need to agree before any action with regard to these shares can be taken by DPH. Pursuant to its February 2016 investment, DPH had the right to appoint two members to our Board of Directors. Moshe Schlisser and Moshe Abramovitz were appointed as DPH’s representatives on our Board of Directors. Since March 16, 2017 (the date of approval of the Amended Articles), none of our shareholders maintain rights different from the rights of other shareholders and DPH no longer has the right to appoint two members to our Board of Directors. Messrs. Schlisser and Abramovitz remain Board members.

(4)	Mr. Yitzhak Ostrovitzky, the father of Board member Alon Ostrovitzky, has sole voting and sole investment control of the shares held by Adeline Holdings.

(5)	Assuming the shareholders of the Company approve the assignment and loan conversion agreement among the Company, Adeline Holdings Ltd., Yitzhak Ostrovitzky, Sorry Doll Ltd., and S.B. Nihul Mekarkein Ltd., dated November 28, 2018, described in the Related Party Transactions section below. S.B. Nihul’s shareholding includes options to purchase 3,500,000 Ordinary Shares. S.B. Nihul is owned by Barouch Saar.

(6)	Includes 1,000 shares underlying a warrant which is currently exercisable and 284,436 employee options which are currently exercisable. Out of the 1,241,163 employee option shares that had been granted to Mr. Zigdon in January 2016, 103,428 vested options were exercised by Mr. Zigdon and are currently held by ESOP Management & Trust Services Ltd. for the benefit of Mr. Zigdon. As of March 20, 2019, 284,436 (22.9%) of these employee option shares have vested and are unexercised.

Changes in Percentage Ownership by Major Shareholders

As part of the Company’s joint venture with Amarantus, the Company was granted an option, in effect for sixty (60) days, to acquire the remaining 80.01% of Breakthrough held by Amarantus in exchange for the issuance to Amarantus of Ordinary Shares of the Company representing an additional thirty percent (30%) of the Company, such that upon consummation of the transaction the Company will own 100% of Breakthrough and Amarantus will own 49.99% of the Company. At the annual meeting of shareholders of the Company scheduled for April 29, 2019, the Company’s shareholders will vote on a resolution approving the Company’s exercise of this option.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of March 20, 2019, there were a total of 59 holders of record of our shares, of which three record holders who hold 1,759,075 shares, or approximately 1.91% of our outstanding shares, had a registered address in the U.S., thirty-five (35) holders had registered addresses in Israel, 14 holders had registered addresses in Singapore, three holders had registered addresses in Canada, two holders had registered addresses in the United Kingdom, one holder had a registered address in German, and one holder had a registered address in Cyprus.

B.       Related Party Transactions

Other than the transactions discussed below and in the section titled Recent Developments above, since January 1, 2018, we have not entered into any transaction nor are there any proposed transactions in which any of our Directors, executive officers, 5% shareholders, or any member of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

Reseller Agreement with Care G.B. Plus

On December 28, 2018 we entered into a Marketing and Reseller Agreement with Care G.B. Plus Ltd. for the resale of our breast cancer screening products in Israel. Care is fifty-percent owned by Assaf Gold, who was the beneficial owner of 5.49% of our issued and outstanding shares at the time the Care agreement was signed by the Company. Pursuant to the agreement, we appointed Care as our exclusive distributor in Israel, and Care undertook to establish at least one laboratory in Israel to support the assay protocol and to run a fifty (50) patient pilot trial to evaluate the performance of the laboratory and Care’s support team. At the annual meeting of shareholders of the Company scheduled for April 29, 2010, the Company’s shareholders will vote on a resolution approving the Company’s entry into this reseller agreement.

Loans from Shareholders

Sorry Doll Ltd. and S.B. Nihul Mekarkein Ltd.

Mr. Yitzhak Ostrovitzky, the father of one of the Company’s directors, Alon Ostrovitzky, granted the Company a loan in order to fund the Company’s ongoing operations. This loan had not been memorialized in a written document. Rather, the lender was present during meetings of the Board of Directors, at which the terms of repayment were approved and agreed upon.

By agreement dated November 28, 2018, Yitzhak Ostrovitzky assigned the unpaid balance of his loan in the amount of approximately $350,000 to Sorry Doll Ltd. (“Sorry Doll”) and S.B. Nihul Mekarkein Ltd. (“S.B. Nihul”) (together, the “Assignees”). Sorry Doll is owned by Assaf Gold, who was the beneficial owner of 5.49% of our issued and outstanding shares at the time the assignment agreement was signed. S.B. Nihul, while not a related party at the time of the assignment of the loan, will become a related in the event the loan is converted into shares, as described below.

The Company and the Assignees have agreed that, subject to shareholder approval, instead of having the Company repay the loan to the Assignees, the Company will convert the outstanding balance of the Assignees’ loan in the amount of approximately $350,000 into 3,500,000 Ordinary Shares of the Company, par value NIS 0.01, at a conversion price of ten cents (US$0.10) per share, and grant to each of the Assignees an option to purchase 3,500,000 Ordinary Shares of the Company, par value NIS 0.01, at an exercise price of twenty cents (US$0.20) per share. The option shall be in effect for five years from November 28, 2018.

If the loan conversion transaction is approved, following the conversion of the loan and the grant of the options, Assaf Gold, will own 9,225,000 Ordinary Shares, representing 9.82% of the Company (assuming exercise of the options) and S.B. Nihul will hold 6,500,000 Ordinary Shares, representing 6.92% of the Company (assuming exercise of the options).

At the annual meeting of shareholders of the Company scheduled for April 29, 2019, the Company’s shareholders will vote on a resolution approving the Company’s entry into this loan conversion agreement.

DPH Investment Ltd. Loan

On February 27, 2019, we entered into a convertible bridge loan agreement, and issued notes and warrants relating thereto, to obtain an aggregate loan of $1,350,500 from several private lenders, including DPH Investment Ltd., a holder of 11.5% of our shares (as of such date), to finance the Company’s activities through the consummation of a proposed public offering and our planned uplisting to the NASDAQ Capital Market. The loan, which had an original issue discount of ten percent (10%), bears interest at a flat rate of ten percent (10%) and has a maturity date six months after receipt of the loan funds. The loan is convertible into ordinary shares of the Company after the maturity date at a conversion price equal to 70% of the average closing bid price of the Company’s Ordinary Shares in the five days prior to the conversion. In the event the Company’s defaults under the loan agreement, the conversion price will be reduced to 60% of the average closing bid price of the Company’s Ordinary Shares in the 15 days prior to the conversion. In addition, DPH received 25% warrant coverage, with the warrant exercise price to be equal to the offering price in the proposed public offering, or, in the event the loan is converted into shares, the warrant exercise price will be equal to the applicable closing bid price of the Company’s shares at the time of the conversion of the loan. The warrant may be exercised upon the lapse of six months following the determination of the warrant exercise price and the number of warrant shares, and for a period of three years thereafter.

On March 10, 2019, we entered into an amendment to the bridge loan agreement. The amendment provides for a 10% penalty if we repay the loan prior to the maturity date. In addition, we agreed to grant DPH an additional 25% warrant coverage, under the same terms as the original warrant, but with a warrant exercise price equal to 150% of the closing bid price of our shares on the day prior to the closing of the bridge loan transaction.

At the annual meeting of shareholders of the Company scheduled for April 29, 2019, the Company’s shareholders will vote on a resolution ratifying the Company’s entry into this bridge loan agreement with DPH.

Employment Agreements

We have entered into written employment agreements with each of our executive officers, except for our CEO. The Company’s Compensation Committee and Board of Directors have approved of a compensation package for our CEO, which will be presented to the shareholders of the Company for approval at the annual meeting of shareholders scheduled for April 29, 2019. A description of the CEO’s compensation package appears above in Item 6.B. Compensation -- Employment Agreements with Executive Officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. See “Item 6.B. Compensation” for compensation to our directors and officers.

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

Share Transfer from Crow Technologies

On May 2011, Crow Technologies 1977, Ltd. (a company in which Mr. Shmuel Melman, one of our principal shareholders, is one of the controlling shareholders), or Crow, and Mr. Rami Zigdon entered into a share transfer agreement, whereby Mr. Zigdon acquired from Crow 100% of our share capital. Pursuant to the share transfer agreement, Crow was granted the exclusive right to produce our products at a price which will be 50% higher than the fair market value of such production in Israel. We believe that the exclusive right held by Crow is immaterial to the ultimate price for which we will sell our products or the overall cost of producing our products since the exclusive right to manufacture components applies only to electronic components, of which there are not any in our products.

Iberica Investments LLC Consulting Agreement

In February 2015, we entered into a consulting agreement with Iberica Investments LLC, or Iberica, and A.S. Iber Israel Ltd., or Iber, in which, Mr. Moshe Schlisser, who serves as our director, and Mr. Ephraim Schlisser (the father of Mr. Moshe Schlisser and a member of the Wasserman Group) hold managerial positions. Pursuant to the agreement, Iberica agreed to provide assistance with our fundraising efforts, in consideration for up to 10% of the total value of the benefit derived by us, and Iberica assigned its rights and obligations to Iber. From January 1, 2015 through December 31, 2018, we have paid Iber and Iberica approximately $317,000, pursuant to this consulting agreement. On November 29, 2018, we terminated this agreement.

Employment Agreement with Dr. Wee Yue Chew

On March 16, 2017, our subsidiary, Todos Singapore entered into an employment agreement with Dr. Wee Yue Chew to serve as the managing director of Todos Singapore. The agreement is effective for a term of three years, unless terminated earlier with six months’ notice, or shorter notice in the event of special circumstances. Under the agreement, Dr. Wee is entitled to an annual performance bonus at the rate of 4% of Todos Singapore’s net profit before tax, if such profit in said year exceeds SGD3,000,000 (approximately $ 2,150,000). Payment of the bonus is to be made within thirty (30) days from the approval of the financial statements. Todos Singapore is inactive and has not realized any profits. In addition, Dr. Wee received fully vested warrants to purchase 1,000,000 Ordinary Shares, for an exercise price of $0.10 per share. None of the warrants were exercised and they all expired on June 16, 2017.

Warrants Granted to Dr. Schmitt

On January 17, 2017, we granted Dr. Schmitt, one of the advisors on our Advisory Board, warrants to purchase 620,521 Ordinary Shares at an exercise price of NIS 0.01 per share. As of March 20, 2019, all of these warrants are fully vested. The warrants granted to Dr. Schmitt were issued in consideration of consultancy services provided to us under a consulting agreement dated October 18, 2016. The agreement’s initial two-year term has expired, and the parties are negotiating an extension of the term.

C.       Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A.       Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcomes of these legal proceedings have had in the recent past, nor will have (with respect to any pending proceedings), significant effects on our financial position or profitability. As of March 20, 2019, we were not a party to any legal proceedings.

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

ITEM 9. THE OFFER AND LISTING

A.       Offer and Listing Details

Please see our response to Item 9.C below.

B.       Plan of Distribution

Not applicable.

C.       Markets

Our Ordinary Shares have been quoted on the OTCQB under the symbol “TOMDF” since March 7, 2017. There has been minimal trading in the Ordinary Shares on the OTCQB. Prior to March 7, 2017, there was no public trading market for the Ordinary Shares.

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

C.       Material Contracts

For a description of the Company’s material contracts not entered into in the ordinary course of business, please refer to “Item 7.B. Related Party Transactions.”

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

ITEM 15. CONTROLS AND PROCEDURES

(a)       Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2018, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b)       Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, we have identified a material weakness related to our internal control over financial reporting as of December 31, 2018. As defined in Regulation 12b-2 under the Securities Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected on a timely basis. Specifically, we determined that that in 2018 we didn’t have sufficient segregation of duties in the procurement process, and ineffective control environment.

We continue to evaluate the impact of internal control over financial reporting and disclosure controls and procedures. As of December 31, 2018, the ineffectiveness of the Company’s internal control over financial reporting was due to the following material weaknesses: lack of segregation of duties in the procurement process, and ineffective control environment.

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

(d)       Changes in Internal Control over Financial Reporting

During the year ended December 31, 2018, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fahn Kanne & Co. Grant Thornton Israel has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2017 and 2018. The following table provides information regarding fees paid by us to Fahn Kanne & Co. Grant Thornton Israel for all services, including audit services, for the years ended December 31, 2017 and 2018:

	Year Ended December 31,
	2018	2017
Audit Fees (1)	$42,000	$42,000
Audit Related Fees	0	0
Tax Fees (2)	0	0
All other Fees	0	0
Total:	$42,000	$42,000

(1)	“Audit fees” are aggregate fees for audit services, including fees associated with the annual audit, annual tax report, reviews of our quarterly financial results submitted in Reports of Foreign Private Issuer on Form 6-K, consultation on various accounting issues and audit services provided in connection with other statuary or regulatory filings.

(2)	“Tax fees” are fees for tax services rendered by our auditors for tax compliance and for general tax consulting.

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

ITEM 19. EXHIBITS.

Exhibit	Description

1.1	Amended and Restated Articles of Association of Todos Medical Ltd. (filed as Exhibit 99.1 to the Company’s current report on Form 6-K (File No. 333-209744) filed on March 30, 2017, and incorporated herein by reference).

2.1	Form of Warrant (filed as Exhibit 4.1 to the Company’s registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).

4.1	Research and License Agreement with B.G. Negev Technologies and Applications Ltd. and Mor Research Applications Ltd., dated April 26, 2010, as amended June 25, 2012 (filed as Exhibit 10.1 to the Company’s registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).

4.2	Addendum No. 2 to Research and License Agreement Dated March 19, 2017, as amended on June 25, 2012 with B.G. Negev Technologies and Applications Ltd. and Mor Research Applications Ltd. (filed as Exhibit 4.2 to Form 20-F (File No. 333-209744) filed on May 1, 2017, and incorporated herein by reference).

4.3	Summary English Translation of Lease Agreement for Corporate Offices in Rehovot, Israel (filed as Exhibit 10.4 to the Company’s registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).

4.4	Todos Medical Ltd. 2015 Israeli Share Option Plan (filed as Exhibit 10.7 to the Company’s registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).

4.5	Employment Agreement, dated March 16, 2017, between Todos Medical Singapore Pte Ltd. and Dr. Wee Yue Chew and warrant agreement, dated March 16, 2017, between Todos Medical Ltd. and Dr. Wee Yue Chew (filed as Exhibit 4.12 to Form 20-F (File No. 333-209744) filed on May 1, 2017, and incorporated herein by reference).

4.6	Convertible Bridge Loan Agreement, dated February 27, 2019, filed as Exhibit 4.1 to the Company’s Form 6-K filed on February 28, 2019

4.7	Amendment to Convertible Bridge Loan Agreement, dated February 27, 2019, filed as Exhibit 4.1 to the Company’s Form 6-K filed on March 12, 2019

4.8	Share Purchase and Assignment of License Agreement among Todos Medical Ltd., Amarantus Bioscience Holdings, Inc., and Breakthrough Diagnostics, Inc., dated February 27, 2019, filed as Exhibit 4.4 to the Company’s Form 6-K filed on February 28, 2019

4.9	Assignment and Loan Conversion Agreement among the Company, Adeline Holdings Ltd., Yitzhak Ostrovitsky, and Sorry Doll Ltd. and S.B. Nihul Merkakein Ltd., dated November 28, 2018

4.10	Marketing and Reseller Agreement, between the Company and Care G.B. Plus Ltd., dated December 20, 2018

8.1	List of Subsidiaries, filed as Exhibit 21.1 to Company’s amended registration statement on Form F-1/A (File No. 333-209744) filed on July 27, 2016, and incorporated herein by reference.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 furnished herewith.

12.2	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 furnished herewith.

13.1	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

101.INS	XBRL Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

TODOS MEDICAL LTD.

Date: March 27, 2019	By:	/s/ Herman Weiss
Herman Weiss, M.D.
Chief Executive Officer and Director

TODOS MEDICAL LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

TODOS MEDICAL LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il
Board of Directors and Shareholders
Todos Medical Ltd.

Opinion on the financial statements

We have audited the accompanying balance sheets of Todos Medical Ltd. (the “Company”) as of December 31, 2018 and 2017, the related statements of loss, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1A to the financial statements, the Company has incurred net losses since its inception, and has not yet generated any revenues. As of December 31, 2018, there is an accumulated deficit of $5,693,353 and shareholders’ deficit of $1,215,934, and current liabilities exceed current assets by $1,092,651.  These conditions, along with other matters as set forth in Note 1A, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

March 27, 2019

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

TODOS MEDICAL LTD.

BALANCE SHEETS

(U.S. dollars except share and per share amounts)

		As of December 31,
	Note	2 0 1 8	2 0 1 7
ASSETS
Current assets:
Cash and cash equivalents		$63,550	$683,202
Restricted cash		9,343	10,099
Other current assets	3	32,990	19,754
Total current assets		105,883	713,055

Property and equipment, net	4	93,242	103,374

Total assets		$199,125	$816,429

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term loans from third party, net	5	$18,012	$-
Fair value of derivative liability related to conversion feature	5	9,000
Liability for minimum royalties	6, 10B	185,000	135,000
Accounts payable		163,174	-
Short-term loans from shareholders	8	611,925	-
Other current liabilities	7	211,423	109,791
Total current liabilities		1,198,534	244,791

Non-current liabilities:
Long-term loans from shareholders	8	-	659,526
Liability for minimum royalties – long-term	6, 10B	188,000	188,000
Derivative warrant liability	9	28,525	1,063,745
Total non-current liabilities		216,525	1,911,271

Commitments and contingent liabilities	10

Shareholders’ deficit:

Ordinary Shares of NIS 0.01 par value each:	11	-	-
Authorized: 1,000,000,000 shares at December 31, 2018 and 2017. Issued and outstanding: 72,230,162 shares and 70,087,141 shares at December 31, 2018 and 2017, respectively		190,679	184,961
Additional paid-in capital		4,286,740	3,711,218
Accumulated deficit		(5,693,353)	(5,235,812)
Total shareholders’ deficit		(1,215,934)	(1,339,633)

Total liabilities and shareholders’ deficit		$199,125	$816,429

The accompanying notes are an integral part of these financial statements.

TODOS MEDICAL LTD.

STATEMENTS OF LOSS

(U.S. dollars except share and per share amounts)

		Year ended December 31,
	Note	2 0 1 8	2 0 1 7	2 0 1 6

Research and development expenses, net	13	$459,184	$720,527	$317,907

General and administrative expenses	14	919,694	617,087	410,982

Operating loss		(1,378,878)	(1,337,614)	(728,889)

Financing income (expenses), net	15	921,337	(1,337,758)	75,428

Net loss		$(457,541)	$(2,675,372)	$(653,461)

Basic and diluted net loss per share	17	$(0.006)	$(0.04)	$(0.01)

Basic and diluted weighted average number of ordinary shares outstanding		70,869,924	68,587,261	62,467,556

The accompanying notes are an integral part of these financial statements.

TODOS MEDICAL LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(U.S. dollars except share and per share amounts)

	Preferred shares, NIS 0.01 Par Value		Ordinary shares, NIS 0.01 Par Value		Additional paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	deficit

BALANCE AT DECEMBER 31, 2015	3,096,195	8,810	59,125,670	154,781	1,215,878	(1,906,979)	(527,510)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016:
Stock-based compensation	237,276	614	-	-	160,816	-	161,430
Issuance of ordinary shares, net of issuance expenses	-	-	4,518,406	11,669	554,900	-	566,569
Exercise of stock options	-	-	103,428	273	-	-	273
Stock-based compensation for consulting services	-	-	-	-	48,750	-	48,750
Net loss for the year	-	-	-	-	-	(653,461)	(653,461)
BALANCE AT DECEMBER 31, 2016	3,333,471	9,424	63,747,504	166,723	1,980,344	(2,560,440)	(403,949)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017:
Exercise of warrants, net of issuance expenses and amount classified to equity upon exercise (see Note 9)	-	-	1,665,000	4,625	1,058,475	-	1,063,100
Issuance of ordinary shares, net of issuance expenses	-	-	1,061,125	3,015	559,538	-	562,553
Exercise of stock options	-	-	81,432	226	-	-	226
Stock-based compensation	18,379	51	-	-	109,957	-	110,008
Conversion of preferred shares into ordinary shares	(3,351,850)	(9,475)	3,351,850	9,475	-	-	-
Stock-based compensation for consulting services	-	-	350,000	897	2,904	-	3,801
Net loss for the year	-	-	-	-	-	(2,675,372)	(2,675,372)

BALANCE AT DECEMBER 31, 2017	-	$-	70,256,911	$184,961	$3,711,218	$(5,235,812)	$(1,339,633)

Exercise of warrants, net of issuance expenses and amount classified to equity upon exercise (see Note 9)	-	-	722,500	1,928	451,295	-	453,223
Issuance of ordinary shares	-	-	800,000	2,134	78,211	-	80,345
Exercise of stock options	-	-	620,521	1,656	(1,656)	-	-
Stock-based compensation	-	-	-	-	47,672	-	47,672
Net loss for the year	-	-	-	-	-	(457,541)	(457,541)
BALANCE AT DECEMBER 31, 2018	-	-	72,399,932	$190,679	$4,286,740	$(5,693,353)	$(1,215,934)

The accompanying notes are an integral part of these financial statements.

TODOS MEDICAL LTD.

STATEMENTS OF CASH FLOWS

(U.S. dollars except share and per share amounts)

	Year ended December 31
	2018	2017(*)	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(457,541)	$(2,675,372)	$(653,461)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	25,502	24,083	20,695
Liability for minimum royalties	50,000	238,000	50,000
Changes in fair value of warrants liability and fair value of warrants expired (see Note 9)	(925,910)	1,101,229	(117,577)
Stock-based compensation	47,672	113,758	210,180
Inducement related to warrants exercised (see Note 9)	-	166,500	-
Financing expenses of long-term loans and other NIS denominated balances	(47,589)	66,658	7,962
Decrease (increase) in other current assets	(13,236)	1,120	6,143
Increase (decrease) in accounts payables	163,174	(21,874)	14,491
Increase (decrease) in other current liabilities	101,632	81,488	(7,822)
Net cash used in operating activities	(1,056,296)	(904,410)	(469,389)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(15,370)	(3,596)	(34,971)
Net cash used in investing activities	(15,370)	(3,596)	(34,971)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds received from issuance of convertible bridge loan	27,000	-	-
Proceeds allocated to ordinary shares	80,345	562,604	566,569
Proceeds allocated to warrants	19,655	-	244,446
Proceeds from exercise of warrants, net	324,258	599,400	-
Proceeds from exercise of stock options	-	226	273
Repayments of shareholders loans	-	-	(23,529)
Net cash provided by financing activities	451,258	1,162,230	787,759

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(620,408)	224,254	283,399
CASH, CASH EQUIVALENTS, AND RESTIRICTED CASH AT BEGINNING OF YEAR	693,301	439,077	155,678
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF YEAR	$72,893	$693,301	$439,077
Supplemental disclosure of non-cash activities:
Fair value of warrants liability classified to equity in connection with warrants exercised during the period (see Note 9)	$128,965	$297,200	$-
During the reported period, the entire balance of preferred shares were converted into ordinary shares (see Note 11)	$-	$9,424	$-

(*) See Note 2D

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

On January 27, 2016, the Company incorporated a wholly owned subsidiary in Singapore under the name: Todos Medical (Singapore) Pte Ltd. (“Todos Singapore”) for the purpose of conducting clinical trials in the future in Singapore and to obtain possible Singapore government grants to partially finance the conducting of such operations. As of December 31, 2018, Todos Singapore has not yet commenced its business operations and as a result, consolidated financial statements were not prepared.

In August 2016, the Company’s registration statement on Form F-1 was declared effective by the U.S. Securities & Exchange Commission, and as of March 2017, the Company’s shares began to be quoted on the OTCQB under the symbol “TOMDF”.

Going concern uncertainty

The Company has devoted substantially all of its efforts to research and development and raising capital and has not yet generated any revenues. The development and commercialization of the Company’s products are expected to require substantial further expenditures. The Company has not yet generated any revenues from operations, and therefore it is dependent upon external sources for financing its operations. Since inception through December 31, 2018, the Company has incurred accumulated losses of $5,693,353, current liabilities exceed current assets by $1,092,651, and shareholders’ deficit of $1,215,934 and negative operating cash flow for all periods. As of March 20, 2019, the total cash and cash equivalent balance (individual restricted cash) is approximately $310,000, such balance is expected to be sufficient for at least three months. Management has considered the significance of such condition in relation to the Company’s ability to meet its current obligations and to achieve its business targets and determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company plans to finance its operations through the sale of equity and to the extent available, short-term and long-term loans. There can be no assurance that the Company will succeed in obtaining the necessary financing to continue its operations as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

B.	Risk factors

The Company has a limited operating history and faces various risks, including uncertainties regarding finalization of the development process, demand and market acceptance of the Company’s products, the effects of technological changes, competition and the development of products by competitors. Additionally, other risk factors also exist, such as the ability to manage growth and the effect of planned expansion of operations on the Company’s future results. In addition, the Company expects to continue incurring significant operating costs and losses in connection with the development of its products and marketing efforts. A previous discussed, the Company has not yet generated any revenues from its operations to fund its activities and therefore the Company is dependent on the receipt of additional funding in order to continue its operations.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

A.	Use of estimates in the preparation of financial statements

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions relate to the fair value measurement of the derivative warrants liability stock-based compensation and the going concern assumptions.

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

Restricted cash is invested in certificates of deposit, which are used to secure the Company’s line of credit. For presentation of statement of cash flows purposes, restrict cash balances are included with cash and cash equivalents, when reconciling the reported period total amounts.

	December 31	December 31
	2018	2017

Cash and cash equivalents	$63,550	$683,202
Restricted cash	9,343	10,099
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$72,893	$693,301

There were no restricted cash amounts as of December 31, 2016.

E.	Property, plant and equipment

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

The Company’s long-lived assets are reviewed for impairment in accordance with Accounting Standards Codification (“ASC”) Topic 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. To date the Company has not incurred any impairment losses.

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

H.	Convertible Bridge Loan

The Company has considered the provisions of ASC 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity” and determined that the embedded conversion feature of the convertible bridge loan should be bifurcated from the host instrument, as the embedded conversion feature is not considered indexed to the company’s own stock (since the “fixed-for-fixed” concept is not met). accordingly, upon initial recognition, the embedded conversion feature was measured at fair value and the remaining proceeds were allocated to the loan component (Host). In subsequent periods the derivative liability related to the conversion feature is remeasured at fair value through profit or loss (with changes presented within financing income or expense, as applicable) and the remaining bridge loan component is measured at amortized cost. The amount that was allocated to the embedded conversion feature upon initial recognition, created a discount on the loan component. Such discount is amortized as interest expense to profit or loss over the term of the loan until its stated maturity.

I.	Deferred income taxes

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2018, 2017 and 2016 financial statements and did not recognize any liability with respect to an unrecognized tax position in its balance sheets.

J.	Liability for employee rights upon retirement

Israeli employees are entitled to severance pay of one month’s salary for each year of employment, or a portion thereof. The Company satisfies its full obligation with respect to its Israeli employees by contributing one month of the employees’ salary for each year of service into a fund managed by a third party. Neither the obligation, nor the amounts deposited on behalf of the employees for such obligation are recorded on the Balance Sheet, as the Company is legally released from the obligation to the employees once the amounts have been deposited. All deposits required through December 31, 2018 have been made.

K.	Research and development expenses

Research and development expenses are charged to operations as incurred. Grants received by the Company from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor (the “OCS”) for the development of approved projects are recognized as a reduction of expenses against the related costs incurred.

L.	Royalty-bearing grants

Royalty-bearing grants from the OCS for funding approved research and development projects are recognized at the time the Company is entitled to such grants (i.e. at the time that there is reasonable assurance that the Company will comply with the conditions attached to the grant and that there is reasonable assurance that the grant will be received), on the basis of the costs incurred and reduce research and development costs - see Note 10A. and Note 13. The cumulative research and development grants received by the Company from inception through December 2018 amounted to $272,237.

As of December 31, 2018, and 2017, the Company did not accrue for or pay any royalties to the OCS as no revenue has yet been generated.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Basic and diluted net loss per ordinary share

Basic net loss per ordinary share is computed by dividing the net loss for the period applicable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the period. Securities that may participate in dividends with the ordinary shares (such as the convertible preferred shares that were outstanding until March 16, 2017) are considered in the computation of basic loss per share under the two-class method. However, in periods of net loss, only the convertible preferred shares were considered, since such shares had a contractual obligation to share in the losses of the Company, in accordance with the guidance in ASC Topic 260-10.

Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the year using the treasury stock method with respect to stock options and stock warrants and using the if-converted method with respect to convertible loans. In computing Diluted loss per share, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted loss per share excludes all potentially dilutive shares if their effect is anti-dilutive.

N.	Stock-based compensation

The Company measures and recognizes the compensation expense for all equity-based payments to employees based on their estimated fair values in accordance with ASC 718, “Compensation-Stock Compensation”. Share-based payments including grants of stock options are recognized in the statement of net loss as an operating expense based on the fair value of the award at the date of grant. The fair value of stock options granted is estimated using the Black-Scholes option-pricing model. The Company has expensed compensation costs, net of estimated forfeitures, applying the accelerated vesting method, over the requisite service period or over the implicit service period when a performance condition affects the vesting, and it is considered probable that the performance condition will be achieved.

Share-based payments awarded to consultants (non-employees) are accounted for in accordance with ASC Topic 505-50, “Equity-Based Payments to Non-Employees”.

O.	Fair Value Measurements

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

Level 3 – pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Level 3 inputs are considered as the lowest priority within the fair value hierarchy. The valuation of the short-term liability relating to the warrants issued to the unit owners (see Note 2N and Note 9) falls under this category.

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

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Warrants Liability

During 2018, 2016 and 2015, the Company issued 600,000, 4,518,406 and 3,106,000 warrants, respectively, to purchase shares of the Company’s ordinary-stock in connection with a Private Placement Memorandum (“PPM”). The Company accounted for these warrants as a liability measured at fair value due to a provision included in the warrants agreement that provides the warrants holders with an option to require the Company to purchase their warrants for cash in an amount equal to their Black-Scholes Option Pricing Model value (the Black-Scholes Model), in the event that certain fundamental transactions (which some of them are not considered solely within the control of the Company) as defined in the warrant agreement, occur. The fair value of the warrants liability is estimated using the Black-Scholes Model which requires inputs such as the expected term of the warrants, share price volatility and risk-free interest rate. These assumptions are reviewed on a regular basis and changes in the estimated fair value of the outstanding warrants are recognized each reporting period as part of in the “Financing Expense, net” line in operations in the accompanying statement of loss.

Q.	Concentrations of credit risk

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

R.	Contingencies

The Company records accruals for loss contingencies arising from claims, litigation and other sources when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available. Legal costs incurred in connection with loss contingencies are expensed as incurred.

S.	Recent Accounting Pronouncements

1.	Commencing January 1, 2018, the Company early adopted ASU 2016-18, Statement of Company’s consolidated financial statements Cash Flows (Topic 230): “Restricted Cash”, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years.

ASU 2016-18 requires application using a retrospective transition method. The Company adopted ASU 2016-18, January 1, 2018 using the retrospective transition method, as required by its provisions. As a result, the Company has retrospectively applied this guidance to the accompanying consolidated statement of cash flows for the year ended December 31, 2017. There were no restricted cash balances during 2016.

2.	In May 2017, the FASB issued ASU 2017-09, “Compensation-Stock Compensation”. The amendment provides guidance about which changes to terms or conditions of a share-based payment award require an entity to apply modification accounting. The guidance became effective for the fiscal year beginning on January 1, 2018, including interim periods within that year.

This guidance had no material impact on the Company’s consolidated financial statements.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (cont.)

S.	Recent Accounting Pronouncements (cont.)

3.	In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02 (Topic 842) “Leases”. Topic 842 supersedes the lease requirements in ASC Topic 840, “Leases”. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. ASU No. 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018. In July 2018, the FASB issued amendments in ASU 2018-11, which provide a transition election to not restate comparative periods for the effects of applying the new standard. This transition election permits entities to change the date of initial application to the beginning of the earliest comparative period presented, or retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment.

The company is not involved in any financing leases as a lessor. Based on the current operating leases of the company as a lessee, the company believes that the provisions of ASU 2016-02 will not have a material impact on the financial statements.

4.	In June 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-07, “Improvements to Nonemployee Share-Based Payment Accounting”, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The changes take effect for public companies for fiscal years starting after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606.

The Company is currently evaluating the impact of adopting this standard on its financial statements and related disclosures, if any.

NOTE 3 – OTHER CURRENT ASSETS

	As of December 31,
	2018	2017
Prepaid expenses	$21,000	$-
Governmental institutions	6,117	8,444
Others	5,873	11,310
	$32,990	$19,754

NOTE 4 – PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2018	2017
Laboratory equipment & other	$151,065	$139,093
Computers	7,180	3,782
Vehicle	5,204	5,204
Furniture and equipment	13,046	13,046
	176,495	161,125
Less - accumulated depreciation	(83,253)	(57,751)
Total property and equipment, net	$93,242	$103,374

Related depreciation expense was $25,502 in 2018, $24,083 in 2017, and $20,695 in 2016.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 5 – SHORT-TERM LOANS FROM THIRD PARTY

On December 30, 2018, the Company signed a bridge loan agreement with an investor for a total amount of Thirty Thousand U.S. Dollars (US$30,000). The loan principal will bear interest at a flat rate of ten percent (10%) of the loan principal over the period of 6 months (the initial term of the loan). In addition, 10% of the loan principal was deducted upfront as an original issue discount. The loan principal plus the interest shall be due six (6) months after the date of the loan (the “Maturity Date”).

The investor shall have at any time after the Maturity Date the option to convert the loan principal plus the unpaid interest into Ordinary Shares of the Company, at a conversion price equal to 70% of the lowest closing price of the Company’s Ordinary Shares in the five (5) days prior to the conversion as quoted by Bloomberg, LP. In the event of default by the Company, the investor shall have the option to convert the loan principal plus the interest into Ordinary Shares of the Company, at a conversion price equal to 60% of the lowest closing price of the Company’s Ordinary Shares in the fifteen (15) days prior to the conversion as quoted by Bloomberg, LP.

Upon the consummation of the Company’s proposed public offering and upon listing to the NASDAQ Market System, the Company shall deliver to the investor an Ordinary Share Purchase Warrant (the “Warrant”), providing the investor with a right to purchase such number of fully-paid and non-assessable restricted Ordinary Shares of the Company that is equal in value to twenty-five percent (25%) of the investor’s loan principal, at an exercise price that is equal to the price of the Company’s shares in the public offering (the “Warrant Shares”), or in the event that the investor converts the loan principal into Ordinary Shares of the Company, then the Company shall issue the Warrant to such investor concurrently with the issuance of the conversion shares, and the exercise price for the Warrant Shares shall be the closing price of the Company’s Ordinary Shares, as applicable, on the conversion date of the loan principal. The investor may exercise the Warrant at any time starting six (6) months following the grant of such Warrant and up to three (3) years thereafter. The table below details the carrying value of the loan as of December 31, 2018:

	As of December 31,
	2018	2017
Short-term loan principal (see Note 10)	$30,012	$-
Less: original issue discount	(3,000)	-
Less: Fair value of derivative instrument	(9,000)	-
	$18,012	$-

NOTE 6 – LIABILITY FOR MINIMUM ROYALTIES

At inception of the Company, the Company entered into a license agreement with B.G. Negev Technologies and Applications Ltd. (a wholly owned subsidiary of Ben Gurion University – Israel) and Mor Research Applications Ltd. (a wholly owned subsidiary of Clalit Medical Services – Israel). According to the license agreement, the Company is committed to pay minimum royalties to the licensors some of which are payable without any connection to the Company’s sales (see also Note 10B).

NOTE 7 – OTHER CURRENT LIABILITIES

	As of December 31,
	2018	2017
Accrued payroll and related taxes	$111,076	$16,424
Provision for vacation	12,807	5,392
Accrued expenses	87,540	87,975
	$211,423	$109,791

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 8 – SHORT-TERM LOANS FROM SHAREHOLDERS

During the years 2011-2014, the Company received loans from two separate shareholders. The loans mature on December 31, 2019 and bear no interest. The loans are denominated in New Israel Shekels (NIS) and are linked to the Israeli consumer price index as of January 1, 2015. The loans may be prepaid by the Company from time to time according to the Company’s cash availability.

During 2016, the Company repaid one of the shareholders an aggregate amount of $23,529 on account of the loan.

In November 2018, the company entered into agreement with one of the shareholders to assign his loan in the amount of US$350,000 to S.B. Nihul Mekarkein Ltd. and Sorry Doll Ltd collectively (the beneficiary). According to the agreement, the Company and the beneficiary agreed to convert the loan into Ordinary Shares of the Company at a conversion price of US$0.10 per share, (3,500,000 Shares). The conversion of the loan into Ordinary Shares will be completed within 3 business days of shareholder approval of the conversion transaction. In addition, the Company agreed to grant the beneficiary an option to purchase twice the amount of the conversion shares, (7,000,000 ordinary shares) at a price-per-share of US$0.20 for a period of 5 years from the signing of the conversion agreement.

As the agreement is subject to the shareholder approval which has not yet been obtained, the loan as of the date of approval of these financial statements is presented according to the original terms and conditions, as a short-term loan.

NOTE 9 – DERIVATIVE WARRANTS LIABILITY

The Company allocated approximately $19,655, $244,000 and $168,000, for the years ended December 31, 2018, 2016 and 2015, respectively, of proceeds from its units under the Private Placement Memorandum (“PPM”) (See also Note 10F. and 2M.) to the fair value of 600,000, 4,518,406 and 3,106,000 warrants issued during 2018, 2016 and 2015, respectively, in connection with the PPM that are classified as a liability. The warrants are classified as a liability because of provisions in such warrants that allow for the net cash settlement of such warrants in the event of certain fundamental transactions, as defined in the warrant agreement (some of which are not considered solely within the control of the Company).

The remaining outstanding warrants and terms as of December 31, 2018 and 2017 is as follows:

Issuance date	Outstanding as of December 31, 2017	Outstanding as of December 31, 2018	Exercise Price	Exercisable as of December 31, 2018	Exercisable Through

Series (2015)	3,106,000	1,502,500	$0.5	1,502,500	April 2021
Series (2016)	2,853,406	2,628,406	$0.5	2,628,406	May 2019
Series (2018)	-	600,000	$0.125	600,000	November 2021
	5,959,406	4,730,906

Since certain conditions in the warrant agreements do not meet the specific conditions for equity classification, the Company is required to classify the fair value of these warrants as a liability, with changes in fair value to be recorded as income (loss) due to change in fair value of warrant liability. The estimated fair value of warrant liability at December 31, 2018 and December 31, 2017, was $28,525 and $1,063,745, respectively.

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

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 9 – DERIVATIVE WARRANTS LIABILITY (cont.)

During April 2017, the Company offered to the holders of the warrants to lower the exercise price of the warrants from $0.5 per share to $0.4 per share for a limited period of time of 8 weeks.

As a result of such offer, during May 2017, certain holders exercised 1,665,000 warrants into the same number of Ordinary Shares for cash consideration of $666,000.

The fair value of the inducement was measured in an amount of $166,500. Such amount was recognized as an additional financing expense in the Company’s Statement of Loss for the year ended December 31, 2017.

As of the date of exercise, the fair value of the warrants exercised which amounted to $297,200 (after consideration of the effect of the inducement), was reclassified to equity rather than derivative warrant liabilities.

During May 2018, the Company offered to the holders of the warrants the option to convert 25% of the warrants into shares in exchange for extending the exercise the period of their warrants for an additional 3 years.

As a result of such offer, during May 2018, certain holders exercised 722,500 warrants into the same number of Ordinary Shares for cash consideration of $361,250.

As of December 2018, a total of 1,106,000 warrants from series (2015) expired in a total amount of $178,498.

The following table summarizes the observable inputs used in the valuation of the derivative warrant liabilities as of December 31, 2018 and December 31, 2017:

	As of December 31, 2018			As of December 31, 2017
	Series (2015)	Series (2016)	Series (2018)	Series (2015)	Series (2016)
Share price (U.S. dollars)	$0.094	$0.094	$0.094	$0.59	$0.59
Exercise price (U.S. dollars)	$0.5	$0.5	$0.125	$0.5	$0.5
Expected volatility	63%	63%	63%	67%	67%
Risk-free interest rate	2.92%	2.92%	2.92%	1.0%	1.0%
Dividend yield	-	-	-	-	-
Expected term (years)	2.4	0.47	2.88	0.37	0.77

	Series (2015)	Series (2016)	Series (2018)	Total
Balances at December 31, 2016	$76,768	$182,948	-	$259,716
Exercised	-	(297,200)	-	(297,200)
Changes in fair value	477,648	623,581	-	1,101,229
Balances at December 31, 2017	$554,416	$509,329	-	$1,063,745
Amount classified to equity upon exercise	(88,803)	(40,162)	-	(128,965)
expired	(178,498)	-	-	(178,498)
Issued	-	-	19,655	19,655
Changes in fair value	(281,119)	(466,293)	-	(747,412)
Balances at December 31, 2018	$5,996	$2,874	19,655	$28,525

In accordance with ASC-820-10-50-2(g), the Company has performed a sensitivity analysis of the derivative warrant liabilities of the Company which are classified as level 3 financial instruments. The Company recalculated the value of warrants by applying a +/- 5% changes to the input variables in the Black-Scholes model that vary overtime, namely, the volatility and the risk-free rate. A 5.0% decrease or increase in volatility would not have materially changed the value of the warrants. A 5.0% decrease or increase in the risk-free rate would not have materially changed the value of the warrants; the value of the warrants is not strongly correlated with small changes in interest rates. The Company estimates the share price of $0.125 as share value representative of the last price the Company raised capital from private issuers in November 2018.As of December 31 2018 the Company recorded $925,910 in the finance expenses witch $178k relating to warrants expiration.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES

A.	From 2012 through 2013, the Company received grants from the OCS (Office of the Chief Scientist) in the total amount of $162,017, for its plans to develop a series of patient-friendly blood tests that enable the early detection of a variety of cancers (the “Development Plan”). Such contingent obligation has no expiration date. During 2016, the OCS approved further grants (under the same terms) up to a maximum amount of approximately $185,000, of which the Company received $110,220 during 2016. The receipt of such amounts is dependent on numerous conditions being met. No amounts were received during 2017 and 2018. The Company is required to pay royalties to the OCS at a rate of 3% in the first three years and 3.5% starting from the fourth year, of the proceeds from the sale of the Company’s products arising from the Development Plan up to an amount equal to $272,237, plus annual interest equal to 12-month LIBOR applicable to dollar deposit.

B.	At inception of the Company, the Company entered into a license agreement with B.G. Negev Technologies and Applications Ltd (a wholly owned subsidiary of Ben Gurion University – Israel) and Mor Research Applications Ltd. (a wholly owned subsidiary of Clalit Medical Services – Israel) (the “Licensors”) in which the Company obtained an exclusive world-wide license to develop, research, commercialize, produce, market and sub-license, products based on the Licensors’ technology. The Company’s technology is built on this license which is therefore material to the Company. According to the license agreement, future royalties would be paid to the licensors based on the following royalty rates:

On net sales of:	%
● leukemia related products	3.0
● other products	2.5
● in certain limited circumstances, rates may be reduced to	2.0

On fixed sublicense income (with no sublicense income on sales by sub licensee):	%
● leukemia related products	20.0
● other products	15.0

On fixed sublicense income (with sublicense income on sales by sub licensee):	%
● leukemia related products	10.0
● other products	7.5

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

The license agreement is for an unlimited term, unless terminated earlier by either of the parties. Each party is entitled to terminate the agreement as a result of a material breach or a failure to comply with a material term by the other party, as a result of liquidation or insolvency of the other party (“Termination for Cause”). In addition, the Company was entitled to terminate the agreement if at any time, during the period of 7 years following the effective date of the transaction, the Company, at its sole discretion, determined that commercialization of the leukemia licensed products is not commercially viable. After such period, the Company is not entitled to terminate this license agreement other than in accordance with the Termination for Cause provisions. As of December 31, 2018, the Company did not reach a determination regarding the viability of the commercialization of the leukemia licensed products.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 10 – COMMITMENT AND CONTINGENT LIABILITIES (cont.)

B.	(cont.)

However, since the 7-year period ended prior to December 31, 2018, the Company may not terminate the agreement other than Termination for Cause. The Company has accrued the amount of the non-cancellable minimum royalties and the future liability with respect to the commitment to pay minimum royalties to the Licensors for any future periods in a total amount of $373,000 of which $185,000 is considered a current liability and $188,000 is considered non-current. This balance was measured based on the future cash payments discounted using an interest rate of 21% which represents, according to management estimate, the applicable rate of risk for the Company.

During 2017, the Company and the Licensors agreed on an amendment to the agreement in respect of the years 2015, 2016 and 2017 (in an aggregate amount of $85,000), according to which the minimum royalties payable to the Licensors shall be paid on the earlier of (i) August 1, 2017; and (ii) within 3 days following the date on which the Company shall have received an equity investment with net proceeds of not less than $10,000,000. As of December 31, 2018, the Company had not paid any of the minimum royalties to the Licensors with respect to any of the years 2015 through 2018. The Company and the Licensor are negotiating to further amend the agreement in respect of the amounts of the minimum royalties.

C.	In January 2015, the Company signed a one-year lease agreement for the lease of 108 sq. m. of office space in Rehovot, Israel for a monthly consideration of NIS 6,780 (approximately $1,830). The lease was renewed by the Company on February 1, 2018 for an additional term of one year at NIS 7,200 (approximately $1,892) per month, with automatic renewal for a second one-year period at NIS 7,400 per month, unless one party provides the other with written notice of non-renewal. Lease payments are linked to the Israeli CPI based on the CPI published on February 15, 2015, which until December 31, 2018, has not changed significantly. The total expected future lease commitments from January 2019 and onwards (until December 2019) are approximately NIS 84,000 ($22,000).

D.	In October 2015, the Company signed an agreement with a non-Israeli company to procure governmental and quasi-governmental grants to support the research and development of the Company. The agreed upon fee for such service is totally dependent on the success of obtaining such grants, so that the Company will never incur a net cost in this regard. After paying approximately $56,000, the Company will thereafter pay 10% of the grants received. During 2016, the Company received approximately $56,000, which was paid out as per the above-mentioned agreement. As of December 31, 2018, the Company did not receive and does not expect to receive any amounts regarding this agreement.

E.	Care G.B Plus Ltd

On December 20, 2018, the Company signed an exclusive reseller agreement with Care G.B. Plus Ltd (the Reseller) to market, distribute, and resell the Company’s breast cancer screening products to customers located in and taking delivery in the State of Israel (the Territory). The agreement is subject to approval by the shareholders of the Company.

The Reseller’s exclusive right to market and sell the Products in the Territory is subject to the Reseller achieving milestones set by both parties. As of December 31, 2018, the Company has not yet generated any sales.

F.	Ostrovitsky loan conversion

In November 2018, the Company entered into agreement with one of its shareholders to assign his loan to S.B. Nihul Mekarkein Ltd. and Sorry Doll Ltd. (the beneficiary). According to the agreement, the Company and the beneficiary agreed to convert the loan into ordinary shares of the Company at price of US$0.10 per share- (3,500,000 Shares). The conversion of the loan into ordinary shares shall be completed subject to the approval of the shareholders of the Company. In addition, the Company agreed to grant the beneficiary an option to purchase twice the amount of the converted stocks, (7,000,000 ordinary shares), to be available to purchase at a stock price of US$0.20 per share, for a period of 5 years from the signing of this contract. (See Note 8).

G.	On November 24, 2018, the Company entered into a binding letter of intent with Amarantus Bioscience Holdings, Inc. (“Amarantus”), a biotechnology holding company, for the establishment of a joint venture to develop LymPro Test®, an immune-based neurodiagnostic blood test originally developed at the University of Leipzig, as a diagnostic blood test for detection of Alzheimer’s disease (the “Joint Venture Transaction”). Pursuant to the letter of intent, the Company undertook to issue to Amarantus 19.99% of the Company’s outstanding ordinary shares, in exchange for 19.99% of Breakthrough Diagnostics, Inc., a wholly-owned subsidiary of Amarantus. As part of the joint venture transaction, all rights to the LymPro Test and certain other diagnostic assets will be assigned by Amarantus to Breakthrough Diagnostics. In addition, Amarantus undertook to grant the Company an exclusive option, in effect for sixty (60) days, to acquire the remaining 80.01% of Breakthrough Diagnostics in exchange for an additional 30.01% of the Company’s outstanding shares. The exclusive option will be exercisable upon Amarantus entering into an amended and restated license agreement with the University of Leipzig. The closing of the joint venture transaction is subject to the Company raising $1,000,000 in equity or debt financing.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 10 – COMMITMENT AND CONTINGENT LIABILITIES (cont.)

H.	On July 30, 2018, the Board of Directors of Todos Medical Ltd. resolved that Dr. Herman Weiss, will cease to serve as the Company’s current Chairman of the Board of Directors, and appointed him as Chief Executive Officer of the Company effective immediately. Additionally, in conjunction with the appointment of Dr. Weiss as Chief Executive Officer, Rami Zigdon, the Company’s then-current Chief Executive Officer, left his current position but was appointed as the Company’s Chief Business Officer and will continue serving as a member of the Company’s Board of Directors.

The Company’s Compensation Committee and Board of Directors have approved the following compensation package for Dr. Weiss, to be retroactive to August 1, 2018, which will be presented to the shareholders of the Company for approval at the annual meeting of shareholders:

●	Salary: NIS 47,840 per month

●	Bonus: Annual performance bonus of up to 35% of annual salary + 1% additional options, linked to the achievement of performance goals to be established by the Board of Directors each year.

●	Equity: The Company will grant the CEO options to purchase 5% of the Company’s issued and outstanding shares as of March 25, 2019, at an exercise price equal to the fair market value of the Company’s shares on the date of grant, in accordance with the following vesting schedule:

○	25% will vest on grant

○	25% will vest on the consummation of the Company’s planned public offering (the “Public Offering Date”)

○	25% will vest quarterly in the first year following the Public Offering Date

○	25% will vest quarterly in the second year following the Public Offering Date

●	Notice Period: 3 months

●	Severance Payments: 6 months’ salary following effective date of termination

●	Change in Control Payment: In the event the CEO is terminated due to a change of control, the Company will pay the CEO 12 months’ salary (instead of the 6 months’ salary) following the effective date of termination.

●	Change in Control Acceleration: In the event of a change of control transaction following the Public Offering Date vesting will be accelerated, and all of the options will become fully vested.

The company made a provision in the financial statements of $83,000 to reflect the compensation liability to Dr. Herman Weiss for services provided as the chief executive officer, as part of other current liabilities (see Note 7).

NOTE 11 – SHAREHOLDERS’ DEFICIT

Convertible Preferred Shares:

According to the Company’s prior Articles of Association, which were revised on August 9, 2015, each preferred share entitled its holder to the following rights, until such preferred share is converted into an ordinary share: (a) the right to receive notices and participate in general meetings, vote there at, receive dividends whenever they are paid on the ordinary shares and to receive liquidation dividends from the assets of the Company upon liquidation; (b) anti-dilution right that is not transferrable; and (c) the right to appoint one (1) director, provided that the holder holds 5% or more of the issued share capital of the Company. During the reported periods all the issued and outstanding preferred shares were held by Mr. Zigdon, the CEO of the Company.

On March 16, 2017, and following the effective date of the registration of the securities of the Company for quotation on OTCQB, the Company’s shareholders at a General Meeting adopted Amended and Restated Articles of Association of the Company and approved the conversion of all preferred shares into the same number of ordinary shares (total of 3,333,471 shares). Accordingly, as of December 31, 2017, there are no preferred shares issued and outstanding and the Company is no longer required to issue any additional preferred shares to Mr. Zigdon. Following the registration of securities and the conversion of the preferred shares, the Company issued to Mr. Zigdon 18,379 ordinary shares related to ordinary shares issued during 2017 prior to the March 2017 conversion date.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 11 – SHAREHOLDERS’ DEFICIT (cont.)

Ordinary Shares:

A.	Upon inception, the Company issued 3,000,000 Ordinary Shares of NIS 0.01 par value, which were held by the Company’s previous CEO. Such Ordinary Shares were converted to Convertible Preferred Shares.

On January 29, 2012 the Company issued to an investor 27,000,000 Ordinary Shares of NIS 0.01 par value, upon the conversion of a $160,987 (NIS 600,000) loan.

As of that date, it was agreed between the investors who gained control over the Company and the then existing shareholder of the Company (“the former controlling shareholder”) that the respective shares of the former controlling shareholder would be converted into preferred shares. For the preferred share rights and privileges refer to the beginning of Note 10 above.

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

As the investment was to be executed in installments, the 9,000,000 shares were issued to a trustee that would hold the shares in trust until fully paid by the investors. The trustee released the shares to the investors following the completion of each significant transfer. As of December 31, 2014, the investor was entitled to 5,746,200 ordinary shares corresponding to an investment of $223,840. During 2015 all these shares were released to the investors and the remaining purchase amount was paid to the Company.

D.	In March 2015, the general meeting of the shareholders resolved to increase the registered share capital and performed a share split so after the increase and share split, the registered share capital of the Company was increased from NIS 100,000 to NIS 10,000,000, divided into 990,000,000 ordinary shares par value NIS 0.01 each, and 10,000,000 preferred shares par value NIS 0.01 each of the Company. On this date the amended and restated articles of association were adopted. In March 2015, the board of directors approved the grant of 29 bonus shares for each 1 share of the Company held by the shareholders. Unless otherwise noted, all shares and per share amounts for all periods presented have been retroactively restated to reflect the split and the issuance of bonus shares.

E.	In March 2015, the Company approved a private placement memorandum for a funding round of up to $ 2,000,000 and issuance of units for a price of $ 0.20 for each unit consisting of: (A) 1 ordinary share par value NIS 0.01 and (B) 1 three-year warrant to purchase 1 ordinary share par value NIS 0.01 of the Company at a price of $ 0.50.

During 2016 and 2015 the Company has raised the gross sum of $903,681 and $621,200, respectively, and issued 4,518,406 and 3,106,000, respectively, ordinary shares par value NIS 0.01 each and warrants to purchase an equal number of ordinary shares par value NIS 0.01 each. The proceeds of such units, net of related expenses (which amounted to $155,321), and net amounts allocated to the warrants recorded as a liability (see Notes 2N. and 8), were reflected in the shareholders’ deficit, allocated between ordinary share capital and additional paid in capital, as applicable. The proportional amount of related expenses associated with the warrants’ portion of the units, has been recorded under finance expenses.

During April 2017, the Company offered to the holders of the warrants to lower the exercise price of the warrants from $0.5 per share to $0.4 per share for a limited period of time of 8 weeks.

As a result of such offer, during May 2017, certain holders exercised 1,665,000 warrants to the same number of Ordinary Shares for a cash consideration of $666,000 (net amount of $599,400)

The fair value of the inducement was measured in an amount of $166,500. Such amount was recognized as an additional financing expense in the Company’s Statement of Comprehensive Loss.

As of the date of exercise, the fair value of the warrants exercised which amounted to $297,200 (after consideration of the effect of the inducement), was reclassified to equity rather than derivative warrant liabilities.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 11 – SHAREHOLDERS’ DEFICIT (cont.)

Ordinary Shares (cont.):

F.	In October 2017, the Company signed a share purchase agreement with certain investors for $625,000 in exchange for 1,061,125 ordinary shares of NIS 0.01 par value. As of December 31, 2017, all of these ordinary shares were sold and the Company received net proceeds of $562,553.

G.	In June 2015, the Company approved the issuance of 1,000,000 fully vested ordinary shares to Maxim Partners LLC (“Maxim”) pursuant to an agreement entered with Maxim in April 2015 engaging Maxim to provide financial advisory and investment banking services to the Company. The fair value (based on recent share issuances - see Note 11F. above) of the issued shares of $200,000 was recorded as a stock-based expense, with a corresponding amount reflected in shareholders’ deficit, allocated between ordinary share capital and additional paid in capital, as applicable. Maxim is entitled to certain registration rights. Under the agreement, in addition to the issuance of shares as mentioned above, the Company undertook to pay Maxim for such services, a fee of $10,000 per month, for the term of the agreement, accruing and payable only upon consummation of a financing transaction between the Company and a third party introduced by Maxim, in addition to a fee for a transaction consummated with such third party as detailed in the agreement and reimbursement of expenses in connection with such services provided. As of December 31, 2017, the Company has recorded a provision in the amount of $30,000. In addition, Maxim shall have a right of first offer for acting as lead book runner in the event that the Company shall seek to raise additional capital by way of an offering – private or public. The agreement is terminable by either party by a 30 days prior written notice.

In December 2018, the Company entered into a new engagement agreement with Maxim which superseded the April 2015 agreement. Pursuant to the new agreement, the Company appointed Maxim as its exclusive financial and sole management underwriter in connection with a proposed public offering to raise up to $7 million. Maxim will be provided with an underwriting discount or spread of up to eight percent (8.0%) of the public offering price. Upon the Company’s receipt of bridge financing, the Company shall transfer to Maxim, an amount of $15,000 as an advance to be applied towards such underwriting discount.

H.	On May 8, 2016, Company’s previous CEO exercised 103,428 options granted under the 2015 Israeli Option plan (see note 12 below) into 103,428 ordinary shares of the Company for total exercise price of $273.

I.	On April 4, 2017, Company’s employee exercised 81,432 options granted under the 2015 Israeli Option plan (see note 12 below) into 81,432 ordinary shares of the Company for total exercise price of $226. The remaining non-vested options of 228,858 were forfeited upon termination in accordance with the original terms of the options.

J.	On August 15, 2018, a certain consultant converted 620,521 options to 620,521 ordinary share at an exercise price of NIS0.01.

K.	On November 18, 2018, the Company signed a share purchase agreement with an investor for $100,000 in exchange for 800,000 ordinary shares of NIS 0.01 par value and 600,000 warrants for 3 years in exercise price of the lowest of $0.125 or the lowest price during the 5 trading days before the exercise notice.

Warrants and restricted stock:

A.	On October 18, 2016, the Company entered into a Consulting agreement with a consultant (the “Consultant”), pursuant to which the Consultant undertook to provide strategic cooperation and technology consulting for a period of two years from the date of the agreement. Unless terminated, the agreement will be automatically renewed for consecutive one-year periods. Based on the agreement, the Company issued the Consultant 620,521 warrants to purchase ordinary shares of the Company at an exercise price of NIS 0.01 (approximately $0.0026) per share. The warrants expire 18 months following the commencement date. Out of the warrants, 232,696 warrants were immediately vested and the remaining are vested in 15 parts of 25,855 warrants starting October 31, 2016. The Company evaluated the fair value of the warrants using the Black-Scholes option pricing model assuming a 1% risk free interest rate, 0% dividend yield, and 67% volatility, and estimated the fair value of such warrants to be $91,490. As a result, the Company recognized compensation expenses in 2017 and 2016 in the amount of $41,360 and $45,746, respectively included in research and development expenses.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 11 – SHAREHOLDERS’ DEFICIT (cont.)

Warrants and restricted stock (cont.):

B.	On June 20, 2016, the Company entered into a Consulting Service Agreement with PCG Advisory Group (“PCG”), pursuant to which PCG undertook to provide the Company with markets advisory, investor relations and media strategies for a period of 7 months commencing the date of the agreement. As consideration for the above services the Company agreed to pay PCG a monthly cash compensation in the amount of $2,500. In addition, the Company undertook to issue to PCG 50,000 ordinary shares for each calendar month. As of December 31, 2016, the Company recorded a related stock-based compensation expense of $48,750 based on the fair value of the 325,000 shares (and a price per share of $0.15). During 2017, the Company recorded related stock-based compensation expense of $3,750 based on the fair value of the 25,000 shares (and a price per share of $0.15).

C.	During May 2018, the Company offered to the holders of the warrants to exercise their warrants in exchange for extending their expiration date for an additional 3 years. As a result of such offer, during May 2018, certain holders exercised 722,500 warrants into the same number of Ordinary Shares for a cash consideration of $361,250. (See Note 9). The total costs paid regarding this transaction were approximately $36,000.

NOTE 12 – STOCK OPTIONS

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

The 2015 Plan permits the grant of up to 6,000,000 options to purchase ordinary shares subject to adjustments set in the 2015 Plan. As of December 31, 2018, there were 4,241,685 ordinary shares available for future issuance under the 2015 Plan.

The following table presents the Company’s stock option activity for employees and directors of the Company for the years ended December 31, 2018 and December 31, 2017:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2017	1,758,315	0.0026
Granted	-	-
Exercised	-	-
Forfeited or expired	-	-
Outstanding at December 31, 2018	1,758,315	0.0026
Number of options exercisable at December 31, 2018	1,137,731	0.0026

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2016	2,068,605	0.0026
Granted	-	-
Exercised	(81,432)	0.0026
Forfeited or expired	(228,858)	-
Outstanding at December 31, 2017	1,758,315	0.0026
Number of options exercisable at December 31, 2017	827,443	0.0026

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 12 – STOCK OPTIONS (cont.)

The fair value of options granted was estimated at the dates of grant using the Black-Scholes option pricing model. The following are the data and assumptions used:

Years ended December 31,
2016
Dividend yield	0
Expected volatility (%) (*)	100%
Risk-free interest rate (%)	1%
Expected term (years) (**)	2.5
Exercise price (US dollars)	0.0026
Stock price (US dollars) (***)	0.15

(*)	Due to the low trading volume of the Company’s Common Stock, the expected volatility was based on the historical volatility of the share price of other public companies that operate in the same industry sector as the Company.

(**)	Due to the fact that the Company does not have sufficient historical exercise data, the expected term was determined based on the “simplified method” in accordance with SEC Staff Accounting Bulletin No. 110.

(***)	The Common Stock price, per share reflects the Company’s management’s estimation of the fair value per share of Common Stock. In reaching its estimation for 2016 grants, management considered, among other things, the valuation of the issuance of the shares under the private placement (see Note 11F above)

Costs incurred in respect of stock-based compensation for employees and directors, for the years ended December 31, 2018, 2017 and 2016 amounted to $47,672, $113,758 and 210,180, respectively.

The following table summarizes information about options to employees, officers and directors outstanding at December 31, 2018 under the plan:

	Options Outstanding		Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
0.0026	1,758,315	2.03	1,137,731	0.0026

As of December 31, 2018, the aggregate intrinsic value for the options exercisable according to $0.094 price per share was $103,989 with a weighted average remaining contractual life of 2.03 years.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 13 – RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31
	2018	2017	2016

Salaries and related expenses	$178,486	$144,250	$145,997
Stock-based compensation	12,077	22,883	48,056
Professional fees	22,271	18,888	37,426
Laboratory and materials	70,779	143,644	109,299
Patent expenses	82,367	65,654	24,956
Rent and maintenance	40,146	41,673	41,289
Liability for minimum royalty expenses (*)	--	238,000	50,000
Depreciation	25,650	24,083	20,695
Travel expenses	3,804	2,152	2,942
Insurance and other expenses	23,604	19,300	3,293
	459,184	720,527	483,953
Less: Grants from the OCS and others (**)	-	-	(166,046)
	$459,184	$720,527	$317,907

(*)	See Note 10B.

(**)	See Note 10A and 10D.

NOTE 14 – GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2018	2017	2016

Salaries and related expenses	$190,207	$67,541	$29,254
Stock-based compensation	35,595	90,875	162,124
Communication and investor relations	230,194	83,836	5,121
Professional fees (*)	269,980	224,407	150,341
Insurance and other expenses	193,718	150,428	64,142
	$919,694	$617,087	$410,982

(*) includes listing expenses

NOTE 15 – FINANCING INCOME (EXPENSES), NET

	Year ended December 31
	2018	2017	2016
	US Dollars

Change in fair value of warrants liability and fair value of warrants expired (see Note 9)	$925,910	$(1,101,229)	$117,577
Inducement related to warrants exercised	-	(166,500)	-
Expenses related to issuing warrants	-	-	(34,272)
Exchange rate differences and other finance income (expenses)	45,427	(70,029)	(7,877)
Liability for minimum royalty expenses	(50,000)	--	--
Financing income (expenses), net	$921,337	$(1,337,758)	$75,428

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 16 – INCOME TAX

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

B.	The Company has final (considered final) tax assessments through the 2013 tax year.

C.	As of December 31, 2018, the Company has carried forward losses for Israeli income tax purposes of approximately $3.7 million which can be offset against future taxable income for an indefinite period of time.

D.	The Company is still in its development stage and has not yet generated revenues, therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to its recoverable amounts.

	As of December, 31
Composition of deferred tax assets:	2018	2017
Net loss carry-forward	$1,121,229	$814,000
Valuation allowance	(1,121,229)	(814,000)
	-	-

E.	For the years ended December 31, 2018, 2017 and 2016, the following table reconciles the statutory income tax rate to the effective income tax rate:

	Year Ended December 31,
	2018	2017	2016

Tax rate	23%	24%	25%

Tax expense (benefit) at statutory rate	$(105,234)	$(642,090)	$(163,365)
Tax rate differential	-	28,057	(55,376)
Decrease in taxes from permanent differences in stock-based compensation	10,964	27,301	52,545
Decrease in taxes from permanent difference in warrants liabilities	(212,959)	304,254	29,394
Loss carryforwards-change in valuation allowance	307,229	282,478	136,802
Income tax expense (benefit)	$-	$-	$-

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 17 – LOSS PER ORDINARY SHARE

The loss and the weighted average number of ordinary shares used in computing basic and diluted loss per ordinary share for the years ended December 31, 2018, 2017 and 2016, are as follows:

	Year ended December 31
	2018	2017	2016
Loss for the year	$(457,541)	$(2,675,372)	$(653,461)
Less: Loss attributed to preferred shares	-	31,950	32,483
Loss for the year attributable to ordinary shareholders	$(457,541)	$(2,643,422)	$(620,978)
Weighted average number of ordinary shares outstanding attributable to ordinary shareholders	70,869,924	68,587,261	62,467,556

During the years ended December 31, 2018, 2016 and 2015, 600,00, 4,518,406 and 3,106,000, three-year warrants, respectively, were issued - as described in Note 9. These warrants were not taken into account in calculating either the basic or diluted loss per ordinary share, as their effect was anti-dilutive. During the years ended December 31, 2018 and 2017 and 2016 there were no other potentially dilutive instruments (except for the convertible preferred shares).

During the years ended December 31, 2018, and 2017 and 2016 the total weighted average number of ordinary shares related to outstanding options and warrants excluded from the calculation of the diluted loss per share was 6,489,221 and 7,717,721 and 1,182,066 respectively.

NOTE 18 – RELATED PARTIES

A.	Effective as of May 1, 2015, the Company entered into an employment agreement with Mr. Rami Zigdon, the previous chief executive officer of the Company, who owned all the Company’s preferred shares. From the Company’s inception to the effective date of the agreement, Mr. Zigdon provided the Company with management services as an independent contractor. As of the effective date of the agreement, Mr. Zigdon was employed as chief executive officer on a full-time basis. The agreement may be terminated by either party by ninety days written notice or by the Company under exceptional circumstances as detailed in the agreement. Pursuant to the agreement, Mr. Zigdon is entitled to a gross monthly salary of NIS 15,000 (approximately $3,900) linked to the Israeli CPI known at the effective date of the agreement as well as reimbursement of vehicle expenses up to an annual amount of NIS 16,000 (approximately $4,200). The gross monthly salary shall be increased to NIS 25,000 (approximately $6,600) from the date on which the Company shall have cash in its bank account of least NIS 3,500,000 (approximately $920,000) (the “Triggering Date”) that is sourced from capital injections/non-repayable amounts only, as confirmed by the Company’s CFO. In the event that during the term of the agreement, on a certain date the Company shall have at least NIS 4,000,000 (approximately $1,050,000) cash in its bank account that is sourced from capital injection/non-repayable amounts only, as confirmed by the Company’s CFO, Mr. Zigdon shall be entitled to a payment in the sum of NIS 12,333 (approximately $ 3,200) multiplied by the number of calendar months that had passed from the effective date of the agreement and until the month ending prior to the Triggering Date. In addition, Mr. Zigdon is entitled to participate in the Company’s incentive program that will be adopted by the Company. Furthermore, Mr. Zigdon will be entitled to options to purchase Company shares all subject to an option plan to be adopted by the appropriate organs of the Company. The number of options, vesting and such other terms of grant of the options are detailed in Note 18B. below. Mr. Zigdon is entitled to customary fringe benefits under Israeli laws. If the agreement is terminated by the Company, other than for “cause” as defined in the agreement, Mr. Zigdon shall be entitled to an adjustment bonus equal to 3 times the last gross monthly salary or in the event that the Company will have more than $3 Million cash in hand, the adjustment bonus shall be equal to 6 times his last gross monthly salary. The agreement contains provisions regarding non-competition, confidentiality of information and assignment of inventions.

On July 30, 2018, the Board of Directors of the Company resolved that Dr. Herman Weiss will cease to serve as the Company’s current Chairman of the Board of Directors, and appointed him as Chief Executive Officer of the Company, effective immediately. Additionally, in conjunction with the appointment of Dr. Weiss as Chief Executive Officer, Rami Zigdon, the Company’s previous Chief Executive Officer, left his position but was appointed as the Company’s Chief Business Officer and will continue serving as a member of the Company’s Board of Directors.

The Company intends to enter into an employment agreement with Dr. Weiss at a later date. (see Note 10)

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 18 – RELATED PARTIES (cont.)

B.	As part of the 2015 Plan described in Note 12 above, in November 2015, the Board of Directors of the Company approved the issuance of share options to three employees, including our previous CEO and CTO, at an exercise price of NIS 0.01 per share. Mr. Zigdon received 1,241,163 options of which, half vest over a period of twenty-four months, subject only to a service condition, and half of the options vest upon the achievement of 8 milestones which includes, among others, closing of equity financing of at least $2,000,000, obtaining FDA approval for the performance of clinical trials and other clinical measurements. Milestones which are not met within 48 months from the date of the grant (November 2019) shall expire. The fair value of the stock options granted to Mr. Zigdon was estimated at $183,049 (see Note 11 above). On May 8, 2016, Mr. Zigdon exercised 103,428 vested options into ordinary shares for total exercise price of $273. All of the options not exercised of exercisable shall expire on January 11, 2021. Compensation expenses recognized for the awards subject to performance conditions commence when the Company determines that achievement of the performance conditions is probable.

C.	Moshe Schlisser (a director as of February 27, 2016) and Ephraim Schlisser (Moshe’s father) hold managerial positions with a company named A.S. Ivor Israel Ltd. (“Ivor”). Ivor was assigned its rights and obligations from Iberica Investments LLC (“Iberica”), which was a party to a 2015 consulting agreement pursuant to which Iberica agreed to provide assistance with the Company’s fundraising. During the years ended December 31, 2018 and 2017, the Company paid Ivor and Iberica approximately $36,150 and $128,000, respectively, pursuant to this consulting agreement. The Company terminated the Iberica consulting agreement, effective December 28, 2018.

D.	Crow Technologies 1977 Ltd., a company engaged in the manufacturing of plastics and electronic components, has an exclusive right to manufacture products for the Company (and any component of the products) for a price that is higher by 50% to that of the market prices of manufacturing such products or components in Israel. As of the date hereof, Crow Technologies has not exercised its exclusive right. The products of the Company do not have any electronic parts. While the Company’s products developed through the current date, do have plastic parts, the cost of these parts approximate $0.10 per unit. The Company believes that the exclusive right held by Crow Technologies is immaterial to the ultimate price for which the Company will sell its products or even the overall estimated cost of production of its products.

NOTE 19 – SUBSEQUENT EVENTS

Convertible bridge loan transaction

On February 27, 2019, we entered into a convertible bridge loan agreement, and issued notes and warrants relating thereto, to obtain an aggregate loan of $1,350,500 from several private lenders, including DPH Investment Ltd., a holder of 11.5% of our shares (as of such date), to finance the Company’s activities through the consummation of a proposed public offering and our planned up listing to the NASDAQ Capital Market. The convertible bridge loan agreement signed on February 27, 2019 superseded and replaced the convertible bridge loan agreement for $30,000, signed on December 30, 2018, that is described in Note 5 above. The loan, which has an original issue discount of ten percent (10%), bears interest at a flat rate of ten percent (10%) and has a maturity date six months after receipt of the loan funds. The loan is convertible into ordinary shares of the Company after the maturity date at a conversion price equal to 70% of the average closing bid price of the Company’s Ordinary Shares in the five days prior to the conversion. In the event the Company’s defaults under the loan agreement, the conversion price will be reduced to 60% of the average closing bid price of the Company’s Ordinary Shares in the 15 days prior to the conversion. In addition, the lenders received 25% warrant coverage, with the warrant exercise price to be equal to the offering price in the proposed public offering, or, in the event the loan is converted into shares, the warrant exercise price will be equal to the applicable closing bid price of the Company’s shares at the time of the conversion of the loan.

On March 10, 2019, we entered into an amendment to the bridge loan agreement. The amendment provides for a 10% penalty if we repay the loan prior to the maturity date. In addition, we agreed to grant the lenders an additional 25% warrant coverage, under the same terms as the original warrant, but with a warrant exercise price equal to 150% of the closing bid price of our shares on the day prior to the closing of the bridge loan transaction.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 19 – SUBSEQUENT EVENTS (cont.)

Amarantus Transaction

On February 27, 2019, the Company entered into a joint venture agreement with Amarantus Bioscience Holdings, Inc, pursuant to which the Company issued Ordinary Share representing 19.99% of the Company to Amarantus, in exchange for Amarantus transferring to the Company 19.99% of Breakthrough Diagnostics, Inc. (“Breakthrough”), a wholly-owned subsidiary of Amarantus, and for Amarantus assigning its amended and restated license agreement with the University of Leipzig for an exclusive license to develop and commercialize the LymPro Test®, an immune-based neurodiagnostic blood test for the detection of Alzheimer’s disease (the “License”), to Breakthrough. In addition, as part of the transaction, the Company provided Amarantus with an interest-free loan in the amount of $45,000 to be used to pay certain financial obligations of Amarantus owed to the University of Leipzig prior to the assignment of the License to Breakthrough, in connection with the license agreement and a related sponsored research agreement. The maturity date of the loan is May 1, 2019. In addition, the Company provided Breakthrough with an interest-free loan in the amount of $135,000 to be used to pay certain financial obligations of Breakthrough owed to the University of Leipzig after the assignment of the License to Breakthrough, in connection with the license agreement and the related sponsored research agreement. The maturity date of this loan is September 30, 2019. The Company expects to loan up to an additional $180,000 to cover additional fees that will be owed by Breakthrough to the University of Leipzig in connection with the license agreement and the sponsored research agreement.

As part of the joint venture with Amarantus, the Company was granted an option, in effect for sixty (60) days, to acquire the remaining 80.01% of Breakthrough held by Amarantus in exchange for the issuance to Amarantus of Ordinary Shares of the Company representing an additional thirty percent (30%) of the Company, such that upon consummation of the transaction the Company will own 100% of Breakthrough and Amarantus will own 49.99% of the Company.