Form 20-F
period 2019-12-31
TODOS MEDICAL LTD.
filed 2020-06-15
CIK 1645260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from _________ to _________

Commission File No.: 000-56026

TODOS MEDICAL LTD.

(Exact name of registrant as specified in its charter)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hamada Street

Rehovot, 7670301 Israel

(Address of principal executive offices)

Gerald Commissiong

Chief Executive Officer

(650) 862-5391

Gerald@todosmedical.com

1 Hamada Street

Rehovot, 7670301 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Ordinary Shares, par value NIS 0.01 per share.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

103,573,795 Ordinary Shares, par value NIS 0.01 per share as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [  ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer[ ]	Non-accelerated filer [X]

Emerging Growth Company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[  ] Item 17 [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [  ] No [X]

TODOS MEDICAL LTD.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

i

EXPLANATORY NOTE

The following information is required by the SEC order issued on March 25, 2020 (Release No. 34-88465) (the “SEC Order”), which provides conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel Coronavirus outbreak.

On April 7, 2020, we filed a Report on Form 6-K with the SEC stating that we are relying on the SEC Order to extend the filing date of our Annual Report on Form 20-F because we were unable to file our Annual Report on Form 20-F by the original deadline of April 30, 2020, due to circumstances related to COVID-19. Specifically, as set forth in the 6-K, COVID-19 caused severe disruptions in travel and transportation and limited access to the our facilities resulting in limited support from our staff which in turn delayed our ability to complete our review and prepare our Annual Report on Form 20-F in a timely manner. Our Form 6-K indicated that we estimated that we will be able to file the Form 20-F on or about June 14, 2020, which is within the additional 45-day period from the original due date provided for in the SEC Order.

INTRODUCTION

Todos Medical Ltd. (“Todos Medical,” the “Company,” “we,” “our,” “us”), is a medical diagnostics company engaged in the development and commercialization of blood tests for the detection of immune-related diseases, beginning with cancer. Our core proprietary technology centers on testing blood cells using a Fourier-transform infrared (FTIR) spectrometer to turn biological information into data, and then using our patented Total Biochemical Infrared Analysis (TBIA) deep learning data analytics platform to mine the data in order to develop algorithms that are indicative of the presence of cancer, and the tissue of origin in the body where the cancer is located. The TBIA detection method is based on cancer’s influence on the immune system that triggers biochemical changes in peripheral blood. The primary advantages of the TBIA platform are the high accuracy (sensitivity and specificity) and low costs of goods sold (COGS) due to the biological information being captured using spectroscopy versus biological antibody capture methods that require the manufacture of multiple antibodies to capture a biological signature. TBIA is based upon technology originally invented by the researchers at Ben Gurion University (BGU) and Soroka Medical Center of Israel (Soroka), whose intellectual property has been licensed to us. We have received a CE Mark in the European Union authorizing the commercial use of the TBIA platform in the diagnosis of breast cancer and colon cancer. We have been issued patents in the United States, Europe and other international jurisdictions covering the use of TBIA to detect solid tumors. We have also entered into distribution agreements with development partners in preparation for the commercial launch of TBIA for breast cancer in Israel, Romania and Austria during the second half of 2020. Our academic partners at BGU have also published research suggesting FTIR has the potential to be used to identify the presence of viral and bacterial infections, and the Company is currently evaluating how best to pursue its technology in these areas in light of increased commercial interest for viral detection methods in light of the recent outbreak of novel Coronavirus (SARS-CoV-2, or COVID-19) worldwide.

Because of the novelty and highly disruptive nature of TBIA analysis using FTIR to diagnose disease, we believe the best path forward to bring Todos’ core technology to market in the United States is to demonstrate comparability with blood tests that are built on technology platforms that are in widespread use. Due to the relative scarcity of commercial blood tests in areas such as cancer and Alzheimer’s disease, we entered into agreements whereby we have agreed to acquire companies that have developed proprietary blood tests in those therapeutic indications in order to gain a foothold in the marketplace and fine tune our FTIR platform while fully commercializing these more advanced tests in the United States. We chose to expand into Alzheimer’s disease because we view Alzheimer’s as cancer of neuronal cells that are incapable of completing cell division due to their post-mitotic nature.

On March 30, 2020, our Board of Directors determined to exercise our option to acquire all of the shares of Provista, and on April 2, 2020 it gave notice of such determination to Provista. At an extraordinary general meeting on May 11, 2020, our shareholders approved the consideration to be issued to SIH as consideration for the acquisition. The Provista acquisition will enable us to gain exclusive worldwide rights to the commercial-stage breast cancer test Videssa ™. However, the acquisition cannot be consummated unless and until our Ordinary Shares are listed for trading on NASDAQ.

ii

At our 2019 annual meeting of shareholders, our shareholders approved a resolution authorizing us to exercise our option to acquire the remaining 80.01% of Breakthrough from Amarantus in exchange for an additional 30% of our then issued and outstanding Ordinary Shares. While the Breakthrough option has not yet been exercised, the option has been extended by both parties and remains in effect. Breakthrough is a joint venture we formed with Amarantus to gain ownership of exclusive worldwide rights to the Alzheimer’s blood test called the Lymphocyte Proliferation Test (LymPro Test™). Taken together with our core TBIA FTIR-based platform, we believe Todos is positioned to become the worldwide leader in the field of immune-based diagnostics. The Company formed the subsidiary Todos Medical Singapore Ltd. for the purpose of advancing clinical trials of the Company’s core technology for breast cancer in Southeast Asia.

Additionally, in view of our status as a leader in the field of immune-based diagnostics, we made the strategic corporate decision to enter the field of COVID-19 testing. Similarly to our strategy in cancer and Alzheimer’s where we felt more traditional, advanced technologies would serve as the basis for market entry before bringing our proprietary FTIR-based TBIA platform forward, we decided to enter the COVID-19 space by gaining rights to existing technologies developed by other companies. As such, we entered into distribution agreements with multiple companies to gain rights to rapid IgM/IgG COVID-19 antibody test kits, RNA extraction machines, RNA extraction reagents, qPCR reagents and digital PCR reagents so as to be able to offer a comprehensive suite of solutions to laboratories worldwide. Additionally, the Company has entered into a joint venture with NLC Pharma to bring to market a unique development-stage viral protease based saliva point of care cell phone enabled diagnostic device that allows for the rapid detection of the presence of SARS-CoV-2 full length RNA in saliva which has the unique benefit of also indicating when viral replication has slowed or ceased. This technology will potentially have a significant impact for the development of virus targeting therapeutic development strategies, as well as clearance for return to life activities post-infection. As a complementary strategy to COVID-19 testing, we have entered into distribution agreements for certain personal protective equipment (“PPE”) and medical devices, including ventilators, that are have complementary sales channels to our COVID-19 testing products and services. We believe this strategy has the potential to help accelerate our commercial distribution channels as we begin to commercialize our core technology, and the technologies we are currently acquiring via the Provista and Breakthrough acquisitions.

More specifically as it relates to our emerging COVID-19 diagnostic testing business, in the first half of 2020 we have been able to focus the Company’s human capital on securing rights and validating newly sourced diagnostic testing platforms and establishing sales distribution channels for our suite of COVID-19 products and services. To that end, we are focused on the following tasks:

1. Todos Medical Ltd. (Israel): Identification of innovation in diagnostic testing products, services and related PPE, including medical devices such as ventilators, as well as import/export of our suite of products from our manufacturers’ country of origin and country of destination, primarily focusing our marketing efforts in Europe and Africa. The Company is able to utilize its broad network of international contacts who originate from Israel to identify opportunity.

iii

2. Todos Medical USA (United States of America): US Food & Drug Administration (FDA) authorized medical importer and distributor focused on the distribution the Company’s testing products and services and PPE to customers in the North America and Latin America. Todos Medical USA has formed the subsidiary Corona Diagnostics, LLC, for the purpose of marketing COVID-19 related products in the United States and contracting with Provista Diagnostics, Inc. to validate potential products the Company is contemplating distributing and creating marketing materials for the testing products based upon those validations.

3. Todos Medical Singapore, Pte. Ltd.: Health Sciences Authority (HSA), which is the equivalent of the FDA in Singapore, authorized medical importer and distributor focused on distributing test kits for the Company’s core technologies in Southeast Asia.

The Company believes that by identifying key areas of inefficiency in the COVID-19 testing space, and addressing those bottlenecks, whether they be scientific, technical or logistical, we can capture market share in a new and rapidly growing medical testing industry that, according to Research and Markets, is expected to reach approximately $44.5 billion for 2020.

We were incorporated under the laws of the State of Israel in April 2010. Since March 7, 2017, our ordinary shares par value NIS 0.01 per share, or Ordinary Shares, have been quoted on the OTCQB tier of the OTC Markets under the symbol “TOMDF.”

Unless otherwise indicated, all references to the “Company,” “we,” “our,” “Todos” and “Todos Medical” refer to Todos Medical Ltd. and its subsidiaries, Todos Medical USA, a Nevada corporation, and Todos Medical Singapore Pte. Ltd., a Singaporean corporation.

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

Unless otherwise indicated, U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2019 are translated using the rate of NIS 3.456 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2019; U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2018 are translated using the rate of NIS 3.748 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2018.

iv

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our success in raising additional funding;

●	the overall global economic environment;

●	the ultimate impact of the current COVID-19 pandemic, or any other health epidemic, on our business, our clinical trials, our research programs, healthcare systems or the global economy as a whole;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation; and

●	those factors referred to in “Item 3. Key Information - D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this annual report on Form 20-F generally.

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

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our financial statements are prepared in accordance with U.S. GAAP and are presented in U.S. dollars.

The following table summarizes our financial data for the five-year period from January 1, 2015 through December 31, 2019. We have derived the following selected statements of operations data for the years ended December 31, 2019 and 2018 and the selected balance sheet data as of December 31, 2019 and 2018 from our audited financial statements and notes included in this annual report on Form 20-F. Our selected consolidated statements of operations data for the years ended December 31, 2017, 2016 and 2015, and the selected consolidated balance sheet data as of December 31, 2017, 2016, and 2015 have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F.

The selected financial data should be read in conjunction with our financial statements and related notes, as well as the section entitled “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this annual report, and are qualified entirely by reference to such financial statements.

U.S. dollars in thousands, except share data	Year Ended December 31,
Consolidated Statements of Operations Data	2019	2018	2017	2016	2015
Research and development expenses	$(756)	(459)	(721)	(318)	(374)
Marketing expenses	(667)	-	-	-	-
General and administrative expenses	(2,093)	(920)	(617)	(411)	(457)
Operating loss	(3,515)	(1,379)	(1,338)	(729)	(831)
Financing income (expenses), net	(5,334)	921	(1,337)	75	12
Share in losses of affiliated company accounted for under equity method	(2,966)	-	-	-	-
Net loss	(11,815)	(458)	(2,675)	(653)	(819)
Basic and diluted net loss per share	$(0.13)	(0.01)	(0.04)	(0.01)	(0.02)
Basic and diluted weighted average number of ordinary shares outstanding	92,024,188	70,869,924	68,587,261	62,467,556	45,190,017

Consolidated Balance Sheet Data

	Year Ended December 31,
U.S. dollars in thousands, except share data	2019	2018	2017	2016	2015
Cash and cash equivalents	$12	$64	$683	$439	$156
Working capital (deficit)	$(1,524)	$(1,093)	$468	$325	$107
Total assets	$91	$199	$816	$584	$292
Total current liabilities	$1,662	$1,199	$245	$135	$79
Total non-current liabilities	$4,678	$217	$1,911	$853	$742
Shareholders’ deficit	$(6,249)	$(1,216)	$(1,340)	$(404)	$(528)
Number of Ordinary Shares outstanding	103,573,795	72,399,932	70,256,911	63,747,504	59,125,670
Number of Preferred Shares Outstanding	-	-	-	3,333,471	3,096,195

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

We are a clinical-stage medical diagnostics company with a limited operating history. We have incurred net losses in each fiscal year since we commenced operations in 2010. We incurred net losses of $11,814,515, and $457,541 in the fiscal years ended December 31, 2019, and 2018, respectively. As of December 31, 2019, our accumulated deficit was $17,507,868. Our losses could continue for the foreseeable future, as we continue our investment in research and development and clinical trials to complete the development of our technology and to attain regulatory approvals, begin the commercialization efforts for our cancer detection kits, increase our marketing and selling expenses, and incur additional costs as a result of being a publicly reporting company in the United States. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

We have a need for substantial additional financing and will have to significantly delay, curtail or cease operations if we are unable to secure such financing.

The Company requires substantial additional financing to fund its operations. As of December 31, 2019, we had cash and cash equivalents $12,155, and as of June 15, 2020, our unaudited cash and cash equivalents were approximately $300,000. In 2019, we managed our research and development activities taking into account our available resources. We continued with clinical trials at Kaplan Hospital and Beilinson Hospital (Israel) for TM-B1 and TM-C1, but did not expand our clinical trials activities. We believe that we will be able to use currently available capital resources for up to three months after the date of this annual report on Form 20-F. We will need to raise additional funds prior to commercializing our products. Additional financing may not be available to us on a timely basis on terms acceptable to us, or at all. In addition, any additional financing may be dilutive to our shareholders or may require us to grant a lender a security interest in our assets.

The report of our independent registered public accounting firm expresses substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm indicated in its report on our financial statements included in this annual report on Form 20-F for the year ended December 31, 2019, that conditions exist that raise substantial doubt about our ability to continue as a going concern. A going concern paragraph included in our independent registered public accounting firm’s report on our financial statements, could impair investor perceptions and our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives. Our ability to continue as a going concern will depend upon many factors beyond our control including the availability and terms of future funding. If we are unable to achieve our goals and raise the necessary funds to finance our operations, our business would be jeopardized, and we may not be able to continue. If we ceased operations, it is likely that all of our investors would lose their investment.

We may not succeed in completing the development of our products, commercializing our products and generating significant revenues.

Since commencing our operations, we have focused on the research and development and limited clinical trials of our cancer detection kits. Our ability to generate revenues and achieve profitability depends on our ability to successfully complete the development of our product, obtain market approval and generate significant revenues. The future success of our business cannot be determined at this time, and we do not anticipate generating revenues from product sales for the foreseeable future. In addition, we face a number of challenges with respect to our future commercialization efforts, including, among others, that:

●	we may not have adequate financial or other resources to complete the development of our products;

●	we may not be able to manufacture our products in commercial quantities, at an adequate quality or at an acceptable cost;

●	we may not be able to meet the timing schedule for (a) completing successful clinical trials in the U.S.; and (b) receiving U.S. Food and Drug Administration, or FDA, approval within our goal of approximately two to four years;

●	we may not be able to maintain our CE mark due to the regulatory changes;

●	we may never receive FDA approval, for our intended development plan;

●	we may not be able to establish adequate sales, marketing and distribution channels;

●	healthcare professionals and patients may not accept our cancer detection kits;

●	technological breakthroughs in cancer detection, treatment and prevention may reduce the demand for our products;

●	changes in the market for cancer detection, new alliances between existing market participants and the entrance of new market participants may interfere with our market penetration efforts;

●	third-party payors may not agree to reimburse patients for any or all of the purchase price of our products, which may adversely affect patients’ willingness to purchase our cancer detection kits;

●	uncertainty as to market demand may result in inefficient pricing of our cancer detection kits;

●	we may face third-party claims of intellectual property infringement;

●	we may fail to obtain or maintain regulatory approvals for our cancer detection kits in our target markets or may face adverse regulatory or legal actions relating to our cancer detection kits even if regulatory approval is obtained; and

●	we are dependent upon the results of ongoing clinical studies relating to our cancer detection kits and the products of our competitors. We may fail in obtaining positive results.

If we are unable to meet any one or more of these challenges successfully, our ability to effectively commercialize our cancer detection kits could be limited, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We are currently in the process of improving our technology and adapting to the high throughput methodology.

We believe our existing protocols and measurement instruments are sufficient to support the initial commercial launch in Israel, Romania and Austria. However, we plan to change our protocol and measurement instrument as well as our sample handling in order to adapt it to new high throughput methodology once we have successfully commercialized and have begun research activities on this second-generation protocols and measurement instruments. The changes we plan to implement in the second-generation protocol and measurement instrument are significant. The new protocol aims to be more robust, reproducible, fast and easy to handle, however, this transformation from the older manual protocol to the new protocol incurs several risks. To our management’s knowledge, the new protocol will not impact the previously obtained European Conformity, or CE, mark of approval of the TBIA test. The results may not be as promising as the former version and although some procedures may be more reproducible, these procedures will unfortunately damage some molecules, which were part of the diagnostic features in the previous protocol.

The previous tests we performed were preliminary or limited un-blinded studies.

We consider the tests conducted by us under our method to be preliminary or limited, as they include a relatively small number of test subjects. Thus, there is a risk in having less sufficient sensitivity and/or specificity in the trials we plan on conducting with larger populations, in comparison to the preliminary data we have gathered thus far. Increasing the population can increase the variance in the medical condition of the control patients as well as the cancer patients, thus affecting our test performances with regard to cancer detection.

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

In order to market and sell our products in Israel, we require the approval of the Ministry of Health. To the best of our knowledge, approval of our products by the Ministry of Health requires us to comply with CE mark approval and International Organization for Standardization (ISO) 13485 (both of which we have already obtained). We were previously approved to sell our products in Israel, and we have restarted the regulatory approval process in Israel and expect the regulatory approval process in Israel to take approximately an additional six months from the date of this annual report on Form 20-F, although there may be delays due to the Coronavirus pandemic.

Furthermore, if adequate additional financing on acceptable terms is not available, we may not be able to develop our cancer detection kits at the rate or to the stage we desire, and we may have to delay or abandon the commercialization of our cancer detection kits. Alternatively, we may be required to prematurely license to third parties the rights to further develop or to commercialize our cancer detection kits on terms that are not favorable to us. Any of these factors could materially adversely affect our business, financial condition and results of operations.

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

We take precautions to safeguard our facility, including implementing health and safety protocols and off-site storage of computer data. However, a natural or other disaster, such as a fire, flood or an armed conflict involving Israel (as detailed below in the section titled “Risks Related to Our Operations in Israel”), could damage or destroy our facility and our manufacturing equipment or inventory, cause substantial delays in our operations and otherwise cause us to incur additional unanticipated expenses. In addition, we do not maintain insurance for fires, floods and other natural disasters nor do we have insurance covering losses resulting from armed conflicts or terrorist attacks in Israel. Damage to our facility, our other property or to any of our suppliers, whether located in Israel or elsewhere, due to fire, a natural disaster or casualty event or an armed conflict, could materially adversely affect our business, financial condition and results of operations, with or without insurance.

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

We may become involved in legal proceedings.

From time to time, we may become involved in various lawsuits and legal proceedings, including securities class action litigation. In the past, biotechnology and pharmaceutical companies have experienced significant stock price volatility, particularly when associated with binary events such as clinical trials and product approvals. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business and results in a decline in the market price of our common stock.

We may face tax exposure as a result of the Provista transaction.

On December 19, 2019, we entered into an exclusive option agreement (the “Option Agreement”) with Strategic Investment Holdings LLC (“SIH”), Ascenda Biosciences LLC (“Ascenda”), and Provista pursuant to which Asenda granted us the exclusive option to acquire all of the outstanding shares of Provista in consideration for an aggregate of $10 million of our Ordinary Shares (calculated as described in the Option Agreement), of which $2 million of Ordinary Shares (or 30,100,072 Ordinary Shares) have been issued to SIH to date. To the extent that the value of the assets transferred to us in the transaction are not comparable to the value of our Ordinary Shares issued or to be issued to SIH pursuant to the Option Agreement, we may face a tax exposure in both Israel and the United States.

We may face tax exposure as a result of the Amarantus transaction.

On February 27, 2019, we entered into a joint venture agreement with Amarantus Bioscience Holdings, Inc. (“Amarantus”) pursuant to which we issued Ordinary Share representing 19.99% of the then-issued and outstanding Ordinary Shares of our Company to Amarantus, in exchange for Amarantus transferring to us 19.99% of Breakthrough, which was then a wholly-owned subsidiary of Amarantus, and for Amarantus assigning its amended and restated license agreement with the University of Leipzig for an exclusive license to develop and commercialize the LymPro Test®, an immune-based neurodiagnostic blood test for the detection of Alzheimer’s disease (the “License”). To the extent that the value of the assets transferred to us in the transaction is not comparable to the value of the shares of our Ordinary Shares issued to Amarantus in this transaction, we may face a tax exposure in both Israel and the United States.

Our U.S. Holders may suffer adverse tax consequences if we were to be characterized as a passive foreign investment company, or PFIC.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. There can be no assurance that we will not be classified as a PFIC in any year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder, as defined in “Taxation — U.S. Tax Considerations”, owns Ordinary Shares, such U.S. Holder could face adverse U.S. federal income tax consequences, including having gains realized on the sale of our Ordinary Shares classified as ordinary income, rather than as capital gains, a loss of the preferential rate applicable to dividends received on our Ordinary Shares by individuals who are U.S. Holders and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our Ordinary Shares; however, we do not intend to provide the information necessary for U.S. Holders to make “qualified electing fund elections”, or QEF elections, if we are classified as a PFIC, and, accordingly, such elections would not be available to U.S. Holders. See “Taxation — U.S. Tax Considerations”.

Our business may be adversely affected by the ongoing Coronavirus pandemic.

The outbreak of the novel Coronavirus (COVID-19) has evolved into a global pandemic. The Coronavirus has spread to many regions of the world. The extent to which the Coronavirus impacts our business and operating results will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning the Coronavirus and the actions to contain the Coronavirus or treat its impact, among others.

As a result of the continuing spread of the Coronavirus, certain aspects of our business operations may be delayed. Specifically, as a result of the shelter-in-place orders and other mandated local travel restrictions, among other things, the research and development activities of certain of our partners may be affected, resulting in delays to our clinical trials, and we can provide no assurance as to when such trials will resume at this time.

Furthermore, site initiation, participant recruitment and enrollment, participant dosing, distribution of clinical trial materials, study monitoring and data analysis may be paused or delayed due to changes in hospital or university policies, federal, state or local regulations, prioritization of hospital resources toward pandemic efforts, or other reasons related to the pandemic. If the Coronavirus continues to spread, some participants and clinical investigators may not be able to comply with clinical trial protocols. For example, quarantines or other travel limitations (whether voluntary or required) may impede participant movement, affect sponsor access to study sites, or interrupt healthcare services, and we may be unable to conduct our clinical trials. Further, if the spread of the Coronavirus pandemic continues and our operations are adversely impacted, we risk a delay, default and/or nonperformance under existing agreements which may increase our costs. These cost increases may not be fully recoverable or adequately covered by insurance.

Infections and deaths related to the pandemic may disrupt the United States’ healthcare and healthcare regulatory systems. Such disruptions could divert healthcare resources away from, or materially delay FDA or foreign regulatory agency review and/or approval with respect to, our clinical trials. It is unknown how long these disruptions could continue, were they to occur. Any elongation or de-prioritization of our clinical trials or delay in regulatory review resulting from such disruptions could materially affect the development and study of our product candidates.

We currently utilize third parties to, among other things, manufacture raw materials. If any third-party party in the supply chain for materials used in the production of our product candidates are adversely impacted by restrictions resulting from the Coronavirus outbreak, our supply chain may be disrupted, limiting our ability to manufacture our product candidates for our clinical trials and research and development operations.

The spread of the Coronavirus, which has caused a broad impact globally, including restrictions on travel and quarantine policies put into place by businesses and governments, may have a material economic effect on our business. While the potential economic impact brought by and the duration of the pandemic may be difficult to assess or predict, it has already caused, and is likely to result in further, significant disruption of global financial markets, which may reduce our ability to access capital either at all or on favorable terms. In addition, a recession, depression or other sustained adverse market event resulting from the spread of the Coronavirus could materially and adversely affect our business and the value of our common stock.

The ultimate impact of the current pandemic, or any other health epidemic, is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, our research programs, healthcare systems or the global economy as a whole. However, these effects could have a material impact on our operations, and we will continue to monitor the situation closely.

Risks Related to our COVID-19 Antibody Test

In connection with the marketing and sale of our COVID-19 antibody test, we are relying on FDA policies and guidance provisions that have recently changed and may continue to change. If we misinterpret this guidance or the guidance changes unexpectedly and/or materially, potential sales of our COVID-19 antibody test could be impacted.

The FDA issued non-binding guidance for manufacturers relating to the pathway to enable FDA notification following confirmed validation for devices related to testing for COVID-19 under the Policy for Coronavirus Disease-2019 Tests During the Public Health Emergency. Following the issuance of the guidance published on March 16, 2020, revised guidance specific to COVID-19 ‘antibody tests’ was issued. Newer guidance was published on May 4, 2020 further describing the requirements for serology tests to continue to be marketed under an Emergency Use Authorization. If our interpretation of the newly revised guidance is incorrect or specifics around the guidance change, sales of our COVID-19 antibody test could be materially impacted.

There can be no assurance of market acceptance for our COVID-19 antibody test.

The commercial success of our COVID-19 antibody test will depend upon its acceptance as medically useful and cost-effective by physicians and other members of the medical community, patients and third-party payers. Broad market acceptance can be achieved only with substantial education about the benefits and limitations of such tests, as well as resolution of concerns about their appropriate use. Our reputation and the public image of our COVID-19 antibody test kits may be impaired if they fail to perform as expected or are perceived as difficult to use. Despite quality control testing, defects or errors could occur with the tests. Thus, there can be no assurance our COVID-19 antibody test will gain market acceptance on a timely basis, if at all, and purchasers of such tests could choose to purchase competitors’ tests instead. Failure to achieve market acceptance and/or the impact of strong competition will have a material adverse effect on our business, financial condition and results of operations.

We rely on a third party to manufacture the COVID-19 antibody tests for us, and if such third party refuses or is unable to supply us with the COVID-19 test kits, our business will be materially harmed.

We rely on a third party to manufacture the COVID-19 antibody tests. If any issues arise with respect to the manufacturer’s ability to manufacture and deliver to us the COVID-19 tests, our business could be materially harmed. In addition, the manufacturer may be unable to provide us with an adequate supply of COVID-19 antibody tests for various reasons, including, among others, if it becomes insolvent, if a United States regulatory authority or other governments block the import or sale of the COVID-19 tests or if it fails to maintain its rights to manufacture the COVID-19 test. If we are unable to keep up with demand for the COVID-19 antibody test kits, our revenue growth could be impaired, market acceptance for the test could be adversely affected, and our customers might instead purchase our competitors’ diagnostic tests.

We have relied and expect to continue to rely on third parties to conduct studies of the COVID-19 diagnostic tests that will be required by the FDA or other regulatory authorities, and those third parties may not perform satisfactorily.

Although we are selling our COVID-19 antibody test kits by virtue of recent FDA guidance allowing for reduced product clinical and analytical studies, we have relied on third parties, such as independent testing laboratories and hospitals, to conduct such studies. Our reliance on these third parties will reduce our control over these activities. These third-party contractors may not complete activities on schedule or conduct studies in accordance with regulatory requirements or our study design. We cannot control whether they devote sufficient time, skill and resources to our studies. Our reliance on third parties that we do not control will not relieve us of any applicable requirement to prepare, and ensure compliance with, various procedures required under good clinical practices. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our studies may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for additional diagnostic tests.

 A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, may materially and adversely affect our business and operations.

The recent outbreak of COVID-19 originated in Wuhan, China, in December 2019 and has since spread to multiple countries, including the United States and several European countries. On March 11, 2020, the World Health Organization declared the outbreak a pandemic. The COVID-19 pandemic is affecting the United States and global economies and may affect our operations and those of third parties on which we rely, including by causing disruptions in the supply of our product candidates and the conduct of future clinical trials. In addition, the COVID-19 pandemic may affect the operations of the FDA and other health authorities, which could result in delays of reviews and approvals, including with respect to our product candidates. Additionally, while the potential economic impact brought by, and the duration of the COVID-19 pandemic is difficult to assess or predict, the impact of the COVID-19 pandemic on the global financial markets may reduce our ability to access capital, which could negatively impact our short-term and long-term liquidity. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, financing or clinical trial activities or on healthcare systems or the global economy as a whole. However, these effects could have a material impact on our liquidity, capital resources, operations and business and those of the third parties on which we rely.

Risks Related to Our Intellectual Property

We may not successfully maintain our existing license agreement with BGU and Soroka which could adversely affect our ability to develop and commercialize our product candidates.

We rely on our existing License Agreement with BGU and Soroka with respect to the development of our core technology, TBIA. Our failure to maintain our existing license could adversely affect our ability to develop and commercialize our product candidates and could adversely affect our business prospects, financial condition or ability to develop and commercialize our product candidates.

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

The Medicines and Healthcare products Regulatory Agency, or MHRA, is the United Kingdom based European Authority responsible for the issuance of CE Mark approval. In 2013, our regulatory authorized representative in Europe submitted an application to the MHRA for the CE Mark approval of our TBIA method. We obtained this approval on December 9, 2013 with the receipt of a Certificate of Conformance from our regulatory authorized representative in Europe. The European regulatory demands regarding In Vitro Diagnostics (“IVD”) have recently been revised and major changes need to be made in order to keep our CE Mark. These changes will need to be made by 2022. We may not meet the quality and safety standards required to maintain any authorizations we receive in the future or maintain the CE Certificate of Conformance that we have already received. If we or our distributors are unable to maintain our authorizations or CE Certificate of Conformance in a particular country or region, we will no longer be able to sell our cancer detection kits or any future products in that country or region, and our ability to generate revenues will be materially and adversely affected.

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

We conducted clinical studies in cooperation with leading hospitals in Israel. A study with the Soroka (along with BGU) formed the basis of our methodology. We then conducted studies, with both Rabin Medical Center “Rabin”), and Kaplan Medical Center (“Kaplan”), which focused on breast and colorectal cancers.

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

The commencement or completion of any of our clinical studies or trials may be delayed or halted, or be inadequate to support regulatory clearance, approval or product acceptance, or to obtain local regulatory approvals in any country that we wish to sell our products, for numerous reasons, including, among others:

●	patients do not enroll in the clinical trial at the rate we expect;

●	patients do not comply with trial protocols;

●	patient follow-up is not at the rate we expect;

●	patients experience adverse side effects;

●	patients die during a clinical trial, even though their death may be unrelated to our product;

●	regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

●	IRBs, Ethics Committees and third-party clinical investigators may delay or reject our trial protocol and Informed Consent Form;

●	third-party clinical investigators decline to participate in a study or trial or do not perform a study or trial on our anticipated schedule or consistent with the investigator agreements, study or trial protocol, good clinical practices or FDA, IRBs, Ethics Committees, or other applicable requirements;

●	third-party organizations such as the contract research organizations, do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the study or trial protocol or investigational or statistical plans;

●	regulatory inspections of our studies, trials or manufacturing facilities may require us to, among other things, undertake corrective action or suspend or terminate our studies or clinical trials;

●	changes in governmental regulations or administrative actions;

●	the interim or final results of the study or clinical trial are inconclusive or unfavorable as to safety or efficacy; and

●	a regulatory agency or our notified body concludes that our trial design is or was inadequate to demonstrate different parameters of the assay.

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

United States Federal and state privacy laws, and equivalent laws of other countries, may increase our costs of operation and expose us to civil and criminal sanctions.

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

The U.S. dollar is our functional and reporting currency. However, a portion of our operating expenses, including personnel and facilities related expenses, are incurred in NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if the NIS instead devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. In addition, we expect to incur operating expenses denominated in various currencies, and therefore, our operating results will also be subject to fluctuations due to changes in the various exchange rates. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS, the Euro and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), we may be exposed to material adverse effects from such movements. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against any other currency. Inflation in Israel and changes to the dollar-NIS exchange rate did not have a material adverse effect on the results of our operations in 2019 or 2018.

Our principal offices, research and development facilities and some of our suppliers are located in Israel and, therefore, our business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel.

We are incorporated under Israeli law and our principal executive offices are located in Israel. In addition, most of our employees and officers, and most of our directors, are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring Arab countries, the Hamas (an Islamist militia and political group that has controlled the Gaza strip since 2007) and the Hezbollah (an Iranian-backed Islamist militia and political group based in Lebanon). Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Ongoing and revived hostilities or other Israeli political or economic factors, such as, an interruption of operations at the Tel Aviv airport, could prevent or delay shipments of our components or products.

Although Israel has entered into various agreements with Egypt, Jordan, and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in October 2000 and has continued with varying levels of severity. The establishment in 2006 of a government in the Gaza Strip by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. In 2006, a conflict between Israel and the Hezbollah in Lebanon resulted in thousands of rockets being fired from Lebanon up to 50 miles into Israel. Starting in December 2008, for approximately three weeks, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In November 2012, for approximately one week, Israel experienced a similar armed conflict, resulting in hundreds of rockets being fired from the Gaza Strip and disrupting most day-to-day civilian activity in southern Israel. Most recently, in July 2014, Israel yet again experienced rocket strikes against civilian targets in various parts of Israel, as part of an armed conflict commenced between Israel and Hamas. If continued or resumed, these hostilities may negatively affect business conditions in Israel in general and our business in particular. Our insurance policies do not cover us for the damages incurred in connection with these conflicts or for any resulting disruption in our operations. The Israeli government, as a matter of law, provides coverage for the reinstatement value of direct damages that are caused by terrorist attacks or acts of war; however, the government may cease providing such coverage or the coverage might not be enough to cover potential damages. In the event that hostilities disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our operations may be materially adversely affected.

In addition, since the end of 2010, numerous acts of protest and civil unrest have taken place in several countries in the Middle East and North Africa, many of which involved significant violence. The civil unrest in Egypt, which borders Israel, resulted in the resignation of its president Hosni Mubarak, and to significant changes to the country’s government. In Syria, also bordering Israel, a civil war is continuing to take place. The ultimate effect of these developments on the political and security situation in the Middle East and on Israel’s position within the region is not clear at this time.

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

In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria. Additionally, a violent jihadist group named Islamic State of Iraq and Levant, or ISIL, is involved in hostilities in Iraq and Syria. Although ISIL’s activities have not directly affected the political and economic conditions in Israel, ISIL’s stated purpose is to take control of the Middle East, including Israel. These situations may potentially escalate in the future to more violent events, which may affect Israel and us. Any armed conflicts, terrorist activities, or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face.

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. Israel’s most recent general elections were held on April 9, 2019, September 17, 2019 and March 2, 2020. Although a government was recently formed for the first time since December 2018, the uncertainty surrounding the results of the recent elections may continue. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and prospects.

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

Our operations may be disrupted by the obligations of personnel to perform military service.

As of June 12, 2020, we had four employees, two of whom were based in Israel. Some of our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Since September 2000, in response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the 2006 conflict in Lebanon, and the December 2008, November 2012 and July 2014 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

Your rights and responsibilities as a shareholder will be governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies. We are a “foreign private issuer” under the Exchange Act, and intend to follow certain home country corporate governance practices, and our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements under the listing rules of the Nasdaq Stock Market LLC, or the Nasdaq Listing Rules.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our articles of association, as amended (the “Amended Articles”), and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based corporations. For instance, we follow home country practice in Israel with regard to the quorum requirement for shareholder meetings. As permitted under the Companies Law, our Amended Articles provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy, or by a voting instrument, who hold at least 25% of the voting power of our shares. Moreover, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. corporations.

It may be difficult to enforce a judgment of a U.S. court against us, or against our officers and directors in Israel, or to assert U.S. securities laws claims in Israel or to serve process on our officers and directors in Israel.

We were incorporated in Israel. A majority of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

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

From inception through December 31, 2019, we have been awarded an aggregate of $272,237 in the form of grants from Israel Innovation Authority, or the IIA, formerly known as Israel’s Office of the Chief Scientist of the Ministry of Economy. The requirements and restrictions for such grants are found in the Israeli Encouragement of Research and Development Law, 5744-1984 and the regulations (the “Research Law”). Under the Research Law, royalties of 3% to 5% on the revenues derived from sales of products or services developed in whole or in part using these IIA grants are payable to the Israeli government. We developed our technologies, at least in part, with funds from these grants, and accordingly we would be obligated to pay these royalties on sales of any of our product candidates that achieve regulatory approval. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. As of December 31, 2019, we had not paid any royalties to the IIA. In 2019, we did not receive a grant from the IIA. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel, including an increased royalty rate.

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

These restrictions will continue to apply even after we have repaid the full amount of royalties on the grants. For the years ended December 31, 2019 and 2018, we did not apply for or receive any grants from the IIA.

Risks Related to Our Ordinary Shares

There is no established public trading market for our Ordinary Shares and our shareholders may not be able to resell their Ordinary Shares.

There is no established public trading market for our securities. Our shares were initially quoted on the OTCQB on March 7, 2017. Although we are in the process of applying to have our Ordinary Shares listed on The Nasdaq Capital Market, an active trading market for our shares may never develop or be. If an active market for our Ordinary Shares does not develop, it may be difficult for our shareholders to their securities without depressing the market price for their Ordinary Shares, or at all.

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

We have a significant amount of convertible debt and a number of stock options and stock warrants outstanding, and while such convertible debt, options and warrants are outstanding, it may be more difficult to raise additional equity capital.

As of December 31, 2019, and December 31, 2018, we had outstanding stock options to purchase 2,267,571 and 1,758,316 Ordinary Shares, respectively. As of December 31, 2019, and December 31, 2018, we had outstanding stock warrants to purchase 28,294,679 and 4,730,906 Ordinary Shares, respectively. In addition, during the years ended December 31, 2019 and December 31, 2018, we issued convertible notes in an aggregate net principal amount of $1,442,250 and $27,000, respectively. During the period of January 1, 2020 through June 12, 2020, loan principal and interest of $553,973 has been converted into 36,668,926 Ordinary shares. We may find it more difficult to raise additional equity capital while such debt instruments, options and warrants are outstanding. At any time during which these warrants are likely to be exercised, we may be unable to obtain additional equity capital on more favorable terms from other sources. Additionally, the exercise of our outstanding options and warrants or conversion of our outstanding debt will cause the increase of our outstanding Ordinary Shares, which could have the effect of substantially diluting the interests of our current shareholders.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. publicly reporting companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year; however, due to the COVID-19 pandemic, the SEC has granted a 45-day extension for issuers whose annual reports, including annual reports on Form 20-F, were otherwise due on or prior to July 1, 2020, and we have taken advantage of that extension. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

In order to maintain our current status as a foreign private issuer, more than 50% of our outstanding voting securities must not be directly or indirectly owned by residents of the U.S., and we must not have any of the following: (i) a majority of our executive officers or directors being U.S. citizens or residents, (ii) more than 50% of our assets being located in the U.S., or (iii) our business being principally administered in the U.S. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic reporting company may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic reporting company forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic reporting companies. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We have never paid cash dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our Ordinary Shares will likely depend on whether the price of our Ordinary Shares increases, which may not occur.

We have not paid cash dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. Moreover, some of our outstanding debt instruments restrict our ability to pay cash dividends while they are outstanding. In addition, the Israeli Companies Law 5759-1999, or the Companies Law, imposes restrictions on our ability to declare and pay dividends. As a result, capital appreciation, if any, of our Ordinary Shares will be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our Ordinary Shares if the price of our Ordinary Shares increases beyond the price in which you originally acquired the Ordinary Shares.

Our Ordinary Shares are subject to the “penny stock” rules of the SEC and the trading market in the securities is limited, which makes transactions in the stock cumbersome and may reduce the value of an investment in the stock.

Rule 15g-9 under the Exchange Act establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (a) that a broker or dealer approve a person’s account for transactions in penny stocks; and (b) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must: (a) obtain financial information and investment experience objectives of the person and (b) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form: (a) sets forth the basis on which the broker or dealer made the suitability determination; and (b) confirms that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our common stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker or dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

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

You may experience dilution of your ownership interest due to the issuance of additional ordinary shares upon the conversion of our convertible debt, especially since our convertible debt has fluctuating conversion rates that are set at a discount to market prices of our ordinary shares during the period immediately preceding conversion.

During the year ended December 31, 2018, the Company raised a net amount of $27,000, as part of convertible bridge loan transactions. During the year ended December 31, 2019, the Company raised a net amount of $1,374,470 as part of convertible bridge loan transactions. In the event we do not repay our convertible debt prior to the maturity date for these loans, the lenders may choose to convert their loans, which in most cases are convertible into our Ordinary Shares after the maturity date at a conversion price equal to 70% of the average closing bid price of our Ordinary Shares in the five days prior to the conversion. In the event we default under the loan agreement, the conversion price will be reduced to 60% of the average closing bid price of our Ordinary Shares during the 15 days prior to the conversion. This could result in material dilution to our existing shareholders. Because the conversion price is based upon the trading prices of our Ordinary Shares at the time of conversion, the number of Ordinary Shares into which the convertible debt may be converted may increase without an upper bound. If the trading prices of our Ordinary Shares are low when the conversion price of the convertible debt is determined, we would be required to issue a greater number of Ordinary Shares to the converting debtholder, which could cause substantial dilution to our shareholders. In addition, if any or all of the holders of our convertible debt convert and then sell our Ordinary Shares, this could result in an imbalance of supply and demand for our Ordinary Shares and reduce our stock price. The further our stock price declines, the further the adjustment of the conversion price will fall and the greater the number of Ordinary Shares we will have to issue upon conversion, resulting in further dilution to our shareholders.

The trading price of our ordinary shares may be reduced as a result of our grant of registration rights.

We have granted the lenders who participated in our convertible bridge loan financing with piggyback registration rights. This mean that they will have the right to require us to register their shares for resale under the Securities Act in the event we file a registration statement with the SEC following the filing of our Registration Statement on Form F-1. Registration of those shares for resale under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Any sales of the registered securities by these shareholders could adversely affect the trading price of our Ordinary Shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Todos Medical Ltd. We were incorporated in the State of Israel in April 2010 and are subject to the Companies Law. Our principal executive office is located at 1 Hamada Street, Rehovot, 7670301 Israel and our telephone number in Israel is +972-52-642-0126.

Our web address is www.todosmedical.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at https://www.sec.gov. Puglisi & Associates is our agent in the United States, and its address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Breakthrough Diagnostics Acquisition

On February 27, 2019, we entered into a joint venture agreement with Amarantus, pursuant to which we issued Ordinary Share representing 19.99% of our then outstanding Ordinary Shares to Amarantus, in exchange for Amarantus transferring to us 19.99% of Breakthrough, a wholly-owned subsidiary of Amarantus, and for Amarantus assigning the License to Breakthrough. As part of the transaction, we agreed to provide working capital to Breakthrough to support Breakthrough’s operations. As part of the Breakthrough joint venture, we were granted an exclusive option, which was limited to an exercise period of 60 days from its date, to acquire the remaining 80.01% of Breakthrough from Amarantus. At our 2019 annual meeting of shareholders, our shareholders approved a resolution authorizing us to exercise our option to acquire the remaining 80.01% of Breakthrough from Amarantus in exchange for an additional 30% of our then issued and outstanding Ordinary Shares. While the Breakthrough option has not yet been exercised, the option has been extended by both parties and remains in effect. Our Chief Executive Officer, Gerald Commissiong, is also the Chief Executive Officer of Amarantus.

Breakthrough is developing the LymPro Test as a blood-based diagnostic test for Alzheimer’s disease. LymPro was originally invented at the University of Leipzig in Germany (Leipzig) by Dr. Thomas Arendt based on the theory that the immune system is perturbed in Alzheimer’s. LymPro works by evaluating the cell surface marker CD69 on peripheral blood lymphocytes following a mitogenic stimulation. The underlying scientific basis for LymPro is that Alzheimer’s patients have a dysfunctional immune system that perturbs the cellular division process, and inappropriately allows mature neurons in the brain to enter the mitotic process (cell division/cell cycle), leading to an attempt at cell proliferation. When this happens, the neurons start the cell division process, but cannot complete the process and therefore end up with two cellular infrastructures in a single cell, resulting in ‘ploidy’ which is a condition where more than one strand of DNA is present in a cell. Ploidy leads to the upregulation of signaling pathways that produce proteins in quantities that are too large for the cell to properly fold. Misfolded beta amyloid is a well-known misfolded protein marker for Alzheimer’s disease that deposits in increasing concentrations in certain areas of the brain as the disease progresses. This inappropriate cell division activation process is also present in the lymphocytes of Alzheimer’s patients, and its measurement allows for the diagnosis of Alzheimer’s using peripheral. In 2019, Breakthrough funded a clinical trial at Leipzig that demonstrated data generated using LymPro was predictive of data measuring beta amyloid (r = 0.849, p = 00000216) in Alzheimer’s patients. The 2019 data generated at Leipzig demonstrated that LymPro scores were closely correlated with standard scores for beta amyloid brain deposit concentrations. We believe that the LymPro Test can be used to identify the body’s immune system response to Alzheimer’s, allowing physicians and biopharmaceutical companies to diagnose early and monitor the progression of Alzheimer’s disease, which has the potential to be an extremely valuable tool for the development of novel treatments for Alzheimer’s.

Provista Diagnostics Acquisition

On December 19, 2019, we entered into the Option Agreement with SIH, the sole owner of Ascenda, Ascenda, the sole owner of Provista, and Provista. Pursuant to the Option Agreement, Ascenda granted us an exclusive option until March 31, 2020, subject to extension, to acquire all of the shares of Provista. In consideration for the option, we issued SIH 17,091,096 Ordinary Shares, or the equivalent of $1 million of our Ordinary Shares on the date of issuance. Subsequently, on April 2, 2020, we issued SIH an additional 13,008,976 Ordinary Shares, which was the equivalent of an additional $1 million (collectively, the “Option Shares”) in exchange for an extension of the exclusive option to June 30, 2020.

On March 30, 2020, our Board of Directors determined to exercise the option to acquire all of the shares of Provista, and on April 2, 2020 it gave notice of such determination to Provista. At an extraordinary general meeting on May 11, 2020, our shareholders approved the consideration to be issued to SIH as consideration for the acquisition. We believe that the acquisition of Provista, a development stage cancer diagnostic company, is in our best interests because Provista’s blood test for breast cancer called Videssa® is in a more advanced stage than our blood test for breast cancer in terms of commercialization in the United States. Videssa was previously commercialized by Provista in a product launch in 2016 at a time when reimbursement in the United States was undergoing significant change due to the implementation of the Affordable Care Act (the “ACA”). Under rules prior to the implementation of the ACA, new diagnostic tests were primarily reimbursed using a strategy called ‘Code Stacking’ which involved taking pre-existing Current Procedural Terminology (“CPT”) codes for medical procedures and diagnostic biomarkers, adding the value of each allowable component of the new diagnostic test together, and charging the end user the combined allowable amount as determined by the Centers for Medicare & Medicaid Services (“CMS”). As part of the implementation of the ACA, Code Stacking was replaced with Evidence-based Valuation (“EBV”) where a new diagnostic test had to undergo clinical utility testing to determine reimbursement pricing. Clinical utility testing involves conducting a clinical trial with a new diagnostic test as if it were the standard of care, and identifying the full value of the changes to the healthcare system based upon the results of that trial, and establishing a new unique CPT code for the new diagnostic test based upon the value identified in the clinical utility study. In Provista’s initial commercial launch, its reimbursement requests were rejected by CMS due to lack of EBV, and therefore the product was pulled from the market in 2018. In the intervening period between 2018 and 2020, Provista gathered additional scientific and clinical information regarding Videssa and has completed the drafting of a protocol to conduct a prospective clinical utility study to establish EBV. We intend to acquire Provista and fund the EBV study to satisfy CMS and establish a unique CPT code for Videssa. It is possible that CMS may grant limited CPT code based upon the preliminary data that Provista will present in discussions with CMS so that a present number of Videssa tests may be reimbursed to offset the financial burden of running the clinical utility study, and our team is working closely with Provista’s team to engage with CMS in those discussions, although there are no assurances that any such limited reimbursement will occur. As part of the clinical utility study, we intend to piggyback data gathering for our breast cancer tests based upon specimens gathered for the Videssa clinical utility study, which would have the effect of dramatically increasing the quantity of data available for the our breast cancer tests. Therefore, upon our acquisition of Provista, we may be able to accelerate the timeline pursuant to which we may be able to bring our blood tests to the market as a result of working closely with the Videssa tests in United States which management believes is in our best interests and that of our shareholders. The Provista acquisition is conditioned upon our Ordinary Shares being listed on Nasdaq.

Our capital expenditures for the years 2019 and 2018 amounted to $1,073 and $15,370, respectively. These expenditures are primarily attributable to the purchase of laboratory equipment used in our research and development program. Our purchases of fixed assets primarily include leasehold improvements, computers, and equipment used for the research and development of our products, and we financed these expenditures primarily from cash on hand derived mainly from fundraising.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (“Securities Act”), as implemented under the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of the SEC rules under Section 404 of the Sarbanes-Oxley Act of 2002, as amended (Sarbanes-Oxley Act). We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of our initial public offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission (“SEC”).

We are a foreign private issuer as defined by the rules under the Securities Act and the Securities Exchange Act of 1934 (“Exchange Act”). Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

B. Business Overview

Todos Medical Ltd. (“Todos Medical,” the “Company,” “we,” “our,” “us”), is a medical diagnostics company engaged in the development and commercialization of blood tests for the detection of immune-related diseases, beginning with cancer. Our core proprietary technology centers on testing blood cells using an FTIR spectrometer to turn biological information into data, and then using our patented TBIA deep learning data analytics platform to mine the data in order to develop algorithms that are indicative of the presence of cancer, and the tissue of origin in the body where the cancer is located. The TBIA detection method is based on cancer’s influence on the immune system that triggers biochemical changes in peripheral blood. The primary advantages of the TBIA platform are the high accuracy (sensitivity and specificity) and low COGS due to the biological information being captured using spectroscopy versus biological antibody capture methods that require the manufacture of multiple antibodies to capture a biological signature. TBIA is based upon technology originally invented by the researchers at BGU and Soroka, whose intellectual property has been licensed to us. We have received a CE Mark in the European Union authorizing the commercial use of the TBIA platform in the diagnosis of breast cancer and colon cancer. We have been issued patents in the United States, Europe and other international jurisdictions covering the use of TBIA to detect solid tumors. We have also entered into distribution agreements with development partners in preparation for the commercial launch of TBIA for breast cancer in Israel, Romania and Austria during the second half of 2020. Our academic partners at BGU have also published research suggesting FTIR has the potential to be used to identify the presence of viral and bacterial infections, and the Company is currently evaluating how best to pursue its technology in these areas in light of increased commercial interest for viral detection methods in light of the recent outbreak of novel Coronavirus (SARS-CoV-2, or COVID-19) worldwide.

Because of the novelty and highly disruptive nature of TBIA analysis using FTIR to diagnose disease, we believe the best path forward to bring Todos’ core technology to market in the United States is to demonstrate comparability with blood tests that are built on technology platforms that are in widespread use. Due to the relative scarcity of commercial blood tests in areas such as cancer and Alzheimer’s disease, we entered into agreements whereby we have agreed to acquire companies that have developed proprietary blood tests in those therapeutic indications in order to gain a foothold in the marketplace and fine tune our FTIR platform while fully commercializing these more advanced tests in the United States. We chose to expand into Alzheimer’s disease because we view Alzheimer’s as cancer of neuronal cells that are incapable of completing cell division due to their post-mitotic nature.

On March 30, 2020, our Board of Directors determined to exercise our option to acquire all of the shares of Provista, and on April 2, 2020 it gave notice of such determination to Provista. At an extraordinary general meeting on May 11, 2020, our shareholders approved the consideration to be issued to SIH as consideration for the acquisition. The Provista acquisition will enable us to gain exclusive worldwide rights to the commercial-stage breast cancer test Videssa ™. However, the acquisition cannot be consummated unless and until our Ordinary Shares are listed for trading on NASDAQ.

At our 2019 annual meeting of shareholders, our shareholders approved a resolution authorizing us to exercise our option to acquire the remaining 80.01% of Breakthrough from Amarantus in exchange for an additional 30% of our then issued and outstanding Ordinary Shares. While the Breakthrough option has not yet been exercised, the option has been extended by both parties and remains in effect. Breakthrough is a joint venture we formed with Amarantus to gain ownership of exclusive worldwide rights to the Alzheimer’s blood test called the Lymphocyte Proliferation Test (LymPro Test™). Taken together with our core TBIA FTIR-based platform, we believe Todos is positioned to become the worldwide leader in the field of immune-based diagnostics. The Company formed the subsidiary Todos Medical Singapore Ltd. for the purpose of advancing clinical trials of the Company’s core technology for breast cancer in Southeast Asia.

Additionally, in view of our status as a leader in the field of immune-based diagnostics, we made the strategic corporate decision to enter the field of COVID-19 testing. Similarly to our strategy in cancer and Alzheimer’s where we felt more traditional, advanced technologies would serve as the basis for market entry before bringing our proprietary FTIR-based TBIA platform forward, we decided to enter the COVID-19 space by gaining rights to existing technologies developed by other companies. As such, we entered into distribution agreements with multiple companies to gain rights to rapid IgM/IgG COVID-19 antibody test kits, RNA extraction machines, RNA extraction reagents, qPCR reagents and digital PCR reagents so as to be able to offer a comprehensive suite of solutions to laboratories worldwide. Additionally, the Company has entered into a joint venture with NLC Pharma to bring to market a unique development-stage viral protease based saliva point of care cell phone enabled diagnostic device that allows for the rapid detection of the presence of SARS-CoV-2 full length RNA in saliva which has the unique benefit of also indicating when viral replication has slowed or ceased. This technology will potentially have a significant impact for the development of virus targeting therapeutic development strategies, as well as clearance for return to life activities post-infection. As a complementary strategy to COVID-19 testing, we have entered into distribution agreements for certain PPE and medical devices, including ventilators, that are have complementary sales channels to our COVID-19 testing products and services. We believe this strategy has the potential to help accelerate our commercial distribution channels as we begin to commercialize our core technology, and the technologies we are currently acquiring via the Provista and Breakthrough acquisitions.

More specifically as it relates to our emerging COVID-19 diagnostic testing business, in the first half of 2019 we have been able to focus the Company’s human capital on securing rights and validating newly sourced diagnostic testing platforms and establishing sales distribution channels for our suite of COVID-19 products and services. To that end, we are focused on the following tasks:

1. Todos Medical Ltd. (Israel): Identification of innovation in diagnostic testing products, services and related PPE, including medical devices such as ventilators, as well as import/export of our suite of products from our manufacturers’ country of origin and country of destination, primarily focusing our marketing efforts in Europe and Africa. The Company is able to utilize its broad network of international contacts who originate from Israel to identify opportunity;

2. Todos Medical USA (United States of America): FDA authorized medical importer and distributor focused on the distribution the Company’s testing products and services and PPE to customers in the North America and Latin America. Todos Medical USA has formed the subsidiary Corona Diagnostics, LLC, for the purpose of marketing COVID-19 related products in the United States and contracting with Provista Diagnostics, Inc. to validate potential products the Company is contemplating distributing and creating marketing materials for the testing products based upon those validations;

3. Todos Medical Singapore, Pte. Ltd.: HSA which is the Singapore equivalent of the FDA, authorized medical importer and distributor focused on distributing test kits for the Company’s core technologies in Southeast Asia.

The Company believes that by identifying key areas of inefficiency in the COVID-19 testing space, and addressing those bottlenecks, whether they be scientific, technical or logistical, we can capture market share in a new and rapidly growing medical testing industry that, according to Research and Markets, is expected to reach approximately $44.5 billion for 2020. We are a medical diagnostics company engaged in the development and commercialization of blood tests for the detection of immune-related diseases, beginning with cancer. Our core technology centers on testing blood cells using a FTIR spectrometer to turn biological information into data, and then using our proprietary TBIA data analytics platform to prospectively mine the data to develop algorithms that are indicative of the presence of cancer, and the tissue of origin in the body where the cancer is located. The TBIA detection method is based on cancer’s influence on the immune system that triggers biochemical changes in peripheral blood. The primary advantages of the TBIA platform are the high accuracy (sensitivity and specificity) and very low COGS due to the biological information being captured using spectroscopy versus biological markers. TBIA is based upon technology originally invented by the researchers at BGU and Soroka, whose intellectual property has been licensed to us. We have has received a CE Mark in the European Union authorizing the commercial use of the TBIA platform in the diagnosis of breast cancer and colon cancer. We have been issued patents in the United States, Europe and other international jurisdictions covering the use of TBIA to detect solid tumors. We have also entered into a distribution agreement with a development partner in preparation for the commercial launch of TBIA for breast cancer in Romania and Austria during the second half of 2020. Through our Breakthrough joint venture, we have also entered the field of early detection of Alzheimer’s disease. We believe that Alzheimer’s and cancer share certain immune-related characteristics that make their joint development advantageous.

Our two most advanced blood tests for cancer are for the screening and diagnosis of breast cancer. TM-B1 is our breast cancer test for the screening and diagnosis of breast cancer in all women, and TM-B2 is our breast cancer test for the screening and diagnosis of breast cancer in women who have ‘dense breasts.’ Dense breasts, medically categorized as BI-RADS 3 and BI-RADS 4, make mammograms largely ineffective because the biophysical structure of the breast does not allow high enough resolution on the mammogram X-ray to determine whether or not a tumor is present, leading to potentially unnecessary additional imaging tests and breast biopsies in women who have dense breasts. Our TMC blood test is for the screening and diagnosis of colon cancer. In April 2019, we entered into a commercial distribution agreement with Orot+, a division of Luces-Orot, for the pre-commercial and commercial launch of the TM-B1 and TM-B2 breast cancer tests in Romania and Austria. We have been working together with Orot to complete a pre-commercial clinical study in Romania (the “Romania Study”) as the first proof of principle that TM-B1 and TM-B2 can be deployed in the commercial breast cancer diagnostics marketplace. We expect to commercially launch TM-B1 and TM-B2 with Orot in Romania in 2020 upon completion of the Romania Study, and thereafter will launch in Austria; however, some of our tests have been delayed due to the impact of the Coronavirus pandemic.

Recent Developments

SARS-nCoV-2 related business

On March 17, 2020, Todos USA entered into a non-exclusive distribution agreement with 3D Biomedicine Science & Technology Co., Ltd. (3D Med) to market 3D Med’s novel Coronavirus (SARS-nCoV-2) and SARS-nCoV-19 + Influenza A/Influenza B polymerase chain reaction (PCR) test kits, and extraction solution (automated RNA extraction system and optimized extraction reagents) in the United States and Israel. 3D Med has applied for Emergency Use Authorization (EUA) with the FDA.

On March 19, 2020, Todos USA entered into an exclusive sub-distribution agreement with Gibraltar Brothers & Associates LLC (Gibraltar) to market Shanghai Liangrun Biomedicine Technology Co., Ltd’s (Liangrun) immunochromatography-based colloidal gold SARS-nCoV-2 fingerprick IgM/IgG rapid antibody test (Shanghai Colloidal Gold) in the United States and Israel. Gibraltar was granted exclusive territorial distribution rights to market Shanghai Colloidal Gold by Liangrun. Liangrun has applied for EUA with the US FDA.

On March 23, 2020, Todos USA expanded its agreement with Gibraltar to add products and territories. The products added to the agreement were Shanghai PCR test kits, and the territories added included Singapore, Malaysia, Indonesia, Thailand, Myanmar, Vietnam, the Philippines, Cambodia/Laos, Hong Kong, Japan, South Korea, Taiwan, India, United Kingdom, Sweden, Italy, the Gulf States, Dubai and the United Arab Emirates.

On March 23, 2020 Todos Medical USA (“Todos USA”) entered into a Joint Venture Agreement (the “Emerald Agreement”) with Emerald Organic Products, Inc., a Nevada corporation (“Emerald”), for the formation of Corona Diagnostics, LLC (the “Joint Venture”) in order to manage, operate and distribute viral testing currently controlled by Todos USA. It was agreed that (1) Todos USA will contribute diagnostic testing under its control that will be useful in detecting COVID-19 (“Viral Testing”), and will contribute the expertise and know-how to the Joint Venture necessary to validate the products for distribution; (2) Emerald will contribute capital for validation as per the budget as described in the Emerald Agreement and is responsible for developing and implementing the necessary financial structures for the distribution of the Viral Testing; (3) interest in the Joint Venture was 51% owned by Emerald and 49% owned by Todos USA; (4) Emerald was entitled to receive priority distributions from the Joint Venture up to the amount of any cash capital contributions made by Emerald; (5) the Board of Managers had three board members: two appointed by Emerald and one by Todos USA; and (6) the Joint Venture was for 25 years unless earlier dissolved by mutual agreement of Todos Medical USA and Emerald.

On April 24, 2020, Todos Medical USA entered into the Amended and Restated Collaboration Agreement with Emerald, pursuant to which Todos became the owner of 100% of the equity of the Joint Venture, and agreed to integrate its COVID-19 tests with Emerald’s telemedicine (Carie Health, Inc.) and independent pharmacy (Bonsa Health, Inc.) businesses to create a full solution to help facilitate the screening and diagnosis of individuals having indications of the COVID-19 Polymerase Chain Reaction (PCR) and/or antibody testing status, which may facilitate return to work programs in the United States.

On April 18, 2020, Todos USA entered into an Original Equipment Manufacturing (OEM) agreement with Zhengzhou Fortune Bioscience Co. Ltd. (Zhengzhou) for the manufacture of immunochromatography-based colloidal gold SARS-nCoV-2 fingerprick IgM/IgG and IgA/IgM/IgG – IgD/IgE rapid antibody test (Zhengzhou Colloidal Gold). Zhengzhou has applied for EUA with the US FDA.

On April 28, 2020, the Company announced positive data from a clinical study it completed evaluating the diagnostic concordance of Shanghai Colloidal Gold to PCR testing, as done by Quest Diagnostics, in hospitalized patients confirmed COVID-19 positive or negative (the disease caused by SARS-nCoV-2).

On May 7, 2020, Todos USA entered into an exclusive distribution agreement with Gnomegen, LLC for the distribution of SARS-nCoV-2 PCR test kits in the United States, Canada, Mexico, Israel, Singapore, Malaysia, Indonesia, Thailand, Myanmar, Vietnam, the Philippines, Cambodia/Laos, Hong Kong, Japan, South Korea, Taiwan, India, the United Kingdom, Sweden, Italy, France, Germany, Switzerland, Spain, India, Australia, Gulf States, Dubai, United Arab Emirates, Argentina, Aruba, Bahamas, Barbados, Belize, Bolivia (Plurinational State of), Brazil, Chile, Colombia, Costa, Rica, Dominican Republic, Ecuador, El Salvador, Martinique, Grenada, Guatemala, Guyana, Haiti, Honduras, Jamaica, Nicaragua, Panama, Paraguay, Peru, Saint Kitts, and Nevis, Suriname, Trinidad and Tobago, Uruguay and Venezuela. Zhengzhou has received EUA from the US FDA.

On May 12, 2020, Todos USA entered into a non-exclusive distribution agreement with Zhengzhou for the distribution of its suite of immunochromatography-based colloidal gold SARS-nCoV-2 fingerprick rapid antibody test kits. Zhengzhou has applied for EUA with the US FDA.

On May 18, 2020, we announced our first commercial sale of COVID-19 tests. The sale was made via a sub-distribution agreement with a U.S.-based medical distribution company with clients in state and local governments throughout the Southeastern United States who are seeking comprehensive testing solutions for return-to-work programs.

We market our COVID-19 test kits through our distributors, who include Dynamic Distributors, LLC, L1 Systems Ltd., Pangea Ltd., Parallax Diagnostics, Inc., Moshe Rothman and Test Diagnostics, Inc.

Fundraising

On February 10, 2020, the Company entered into a Business Development Agreement (the “BDA”) with Orion Capital Advisors, LLC (“BDC”) whereby BDC will provide business development service to the Company which include inter alia (a) review and advice concerning the technical design of existing and planned products or services; (b) business development assistance including terms of possible transactions and suggestions during negotiations; (c) sales assistance through the development of business models and sales strategy; (d) advice regarding financing, review of proposed term sheets, capitalization planning and, where appropriate, participation in negotiations; (e) strategic consulting regarding product planning, market development, marketing and public relations; (f) consulting on corporate structure, employee stock option structure, warrant arrangements and intellectual property planning; (g) introductions to potential strategic partners and other alliance candidates; (h) introductions to prospective customers for the Company’s products or services.

Upon signing the BDA, the Company issued 2,500,000 restricted ordinary shares to BDC.

The term of this Agreement is through August 10, 2020

On April 6, 2020 (the “Effective Date”), the Company entered into an engagement agreement (“Engagement Agreement”) with Dawson James Securities (“Dawson”) to act as lead or managing placement agent on a best efforts basis in connection with any public or private offering or other financing or capital-raising transaction of any kind (“Tail Financing”) to the extent that such financing or capital is provided to the Company by investors whom Dawson had introduced to the Company during a period of 60 days commencing the Effective Date (the “Engagement Period”) if such Tail Financing is consummated at any time during the Engagement Period or within the 12-month period following the expiration or termination of Agreement or the completion of the offering (the “Tail Period”). If the offering is completed, for a period of 12 months from the offering date, the Company grants Dawson the right of first refusal to act as lead managing underwriter or book runner, or as lead placement agent, for any and all future equity, equity-linked or debt (excluding commercial bank debt) offerings during such period, of the Company, or any successor to or any subsidiary of the Company.

In consideration for the services to be rendered by Dawson, the Company will pay to Dawson a placement agent fee of 8% of the gross proceeds received in the Tail Financing; provided that such fee will be reduced to 7% for investors introduced to Dawson by the Company. As additional compensation for Dawson’s services, the Company shall issue to Dawson or its designees at the closing of the Tail Financing (“Closing”) warrants (the “Placement Agent’s Warrants”) to purchase that number of Securities equal to 5% of the aggregate number of securities sold in the offering. The Placement Agent’s Warrants will be exercisable at any time and from time to time, in whole or in part, during the five-year period commencing six months from the closing of the Tail Financing, at a price per share equal to 125% of the price per Security issued in the Tail Financing. The Placement Agent’s Warrant will provide for a cashless exercise provision, registration rights (including a one-time demand registration right and unlimited piggyback rights) and customary anti-dilution provisions (for stock dividends and splits and recapitalizations).

On June 15, 2020 (the “Issuance Date”), the Company issued a convertible note in the original principal amount of $375,000 (the “Rotbard Note”) to Mr. Shmuel Rotbard (the “Holder”), a resident of Israel, in a transaction that is exempt from registration under Regulation S under the Securities Act. We received $315,000 under the Rotbard Note, which reflected an original issue discount equal to $60,000. The Rotbard Note bears interest at a rate of 2% per annum. Both principal and interest are payable in one installment on June 15, 2021.

During the first 40 days after the Issuance Date, the Company has the right to redeem the Rotbard Note at a price equal to 125% of the Note’s face amount.

The Holder is entitled, at its option, at any time, to convert all or any amount of the principal face amount of the Rotbard Note and the accumulated interest then outstanding into the Company’s ordinary shares at a price equal to 80% of the lower of (i) the lowest closing bid price on the trading day prior to the Issuance Date or (ii) the lowest trading price of the ordinary shares as reported by the trading market on which the Company’s shares are traded, for the 20 prior trading days including the day upon which a conversion notice is received (the “Conversion Price”).

Upon the occurrence of a Sale Event as defined in the Rotbard Note, the Company shall, upon request of the Holder, redeem the Rotbard Note in cash for in an amount equal to 150% of the principal amount, plus accrued but unpaid interest through the date of redemption, or at the election of the Holder, the Holder may convert the unpaid principal amount of the Rotbard Note and the unpaid interest into ordinary shares of the Company at the Conversion Price immediately prior to such Sale Event.

Upon the occurrence of an Event of Default (as defined in the Rotbard Note), the Rotbard Note shall accrue interest at the lower of (i) 24% per annum or (ii) the highest rate of interest permitted by law. In addition, the Company will be subject to the penalty fee as described in paragraph 8 of the Rotbard Note.

The Rotbard Note is attached to this annual report on Form 20-F as Exhibit 4.12.

Industry Overview

According to the World Health Organization, cancer was the second leading cause of death globally in 2018, accounting for an estimated 9.6 million deaths, or one in six deaths. The World Health Organization further states that early detection can greatly reduce the current mortality rates. According to the European Cancer Journal, the total cost of cancer was €199 billion in Europe in 2018. Meanwhile, according to the American Cancer Society, the cost of cancer in the United States for the year 2015 was approximately $80.2 billion. Furthermore, according to the National Cancer Institute, the cost of lost productivity alone in the United States due to cancer will be $147.6 billion for 2020. Based on the amounts that people have been found willing to pay for another year of life, the National Cancer Institute estimates that the cost of cancer mortality was $960.7 billion in 2000 and was predicted to be $1,472.5 billion in 2020. The costs of cancer in terms of lives and suffering as well as financial, are staggering on a global basis. Both the United States and the European Union have set annual targets for early cancer detection.

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

Products

Cancer Detection Kits

Our products as preliminary cancer detection tool and cannot be regarded as a final diagnosis. Our product consists of a simple blood test that causes what we believe to be minor risk and pain to the patient (as demonstrated by the diagram below) that is analyzed by our proprietary technology to detect the presence of various cancers. Our test analysis results will be provided to the healthcare provider who may decide to refer the patient for additional detections such as colonoscopy for further determination of cancer presence. Our cancer detection kit includes a special glass slide upon which the Peripheral Blood Mononuclear Cells (“PBMCs”) (peripheral blood cells having a round nucleus, such as lymphocytes (T cells, B cells, NK cells) and monocytes) and the plasma are placed. Some tests might also include a salt solution that is needed for the blood separation process. There is a different test for each cancer type.

We are developing several products for cancer screening and diagnosis as follows:

TM-B1 is a test designed specifically for breast cancer screening. It is indicated for women who meet the following criteria: female subjects aged 25 years and older without a diagnosis of inflammatory or autoimmune disease. TM-B1 is to be used as a diagnostic method to indicate whether a malignancy is present or not. TM-B1 assay results should be used in conjunction with other common diagnostic tests as part of breast cancer screening.

TM-B2 is a test indicated for women who meet the following criteria: female subjects aged 25 years and older without a diagnosis of inflammatory or autoimmune disease who were diagnosed as presenting with a Breast Imaging-Reporting and Data System, or BI-RADS, score of three or four (or equivalent). TM-B2 is to be used to further assess if a malignancy is present or not. TM-B2 test results should be used in conjunction with other common diagnostic tests as part of breast cancer screening and should not be used as stand-alone assay.

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

Data flow

We intend to sell the test kit to the lab or clinic which will then process the blood sample and send the spectrum from the spectrometer to our server via the internet cloud. After our analysis (instant process) we will send the result to the lab.

Our Challenges

Because we are still in the clinical trials stage, we are subject to certain challenges, including, among others:

●	our technology has been tested on a limited basis and therefore we cannot assure the product’s clinical value;

●	although we have obtained CE mark approval for our tests in the EU, the European regulatory demands, regarding IVD, have been recently revised and major changes need to be made in order to keep our CE Mark. These changes need to be made until 2022, and will require significant efforts and funds to update our test accordingly;

●	although we have obtained CE mark approval for our tests in the EU, we still need to obtain the requisite regulatory approvals in the United States and other markets where we plan to focus our commercialization efforts;

●	as of June 15, 2020, our cash holdings amounted to approximately $300,000. We believe that we will be able to use currently available capital resources for up to three months from the date of this annual report on Form 20-F. We will need to raise an amount of capital sufficient to continue the development of our technology, obtain the requisite regulatory approvals, and commercialize our current and future product candidates; and

●	we need to obtain reimbursement coverage from third-party payors for procedures using our tests.

Our ability to operate our business and achieve our goals and strategies is subject to numerous risks as described more fully in “Risk Factors” above.

Our Technology

In the last decade many scientific articles have been published showing that the body’s immune system detects the existence of cancer but, for various reasons, fails to attack it. For our developed detection methodology, only a small amount of peripheral blood from the patient is needed. The method is multidisciplinary and incorporates hematology, biochemistry, physics and signal processing and is based on infrared spectroscopy measurements of the blood sample and computerized analysis. The basic concept in our technology is to measure the biochemical changes in the PBMC and plasma, due to cancer presence. As the PBMC are part of the body’s immune system, we believe our methodology will detect overall biochemical changes of the immune system due to cancer presence. The technology involves special IR, measurement of a simple blood sample. We are using the FTIR spectrometer for reading the biochemical content of the PBMC and plasma. We believe the FTIR has some unique advantages in this aspect as it requires no reagents and the reading is swift. Most of the biochemical materials can be detected using the FTIR. The test uses conventional lab methods and the mathematical analysis is made automatically by proprietary algorithms.

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

Our plan was to conduct two-stage clinical trials - the first was a training stage and the second is a validation stage. We define, in consultation with our bio-statisticians, our algorithm development team and our future hospital partners, the number of participants needed for each clinical trial. While the minimum number we are targeting is 200 participants per trial, the number may vary from trial to trial. We completed the first stage (training) for breast cancer at a single site in Israel and a single site in Singapore. We intend to complete the first stage of the clinical trials for colorectal cancer at two sites in Israel. In the training stage, we aim to train our algorithm to: (a) determine the final performances of the test in terms of accuracy and reproducibility; and (b) optimize the algorithm so that it will be compatible with the population of a country where we perform such clinical trials. In this process, we make the necessary adaptation to our proprietary technology, using mathematical tools in order to reach substantially the same diagnosis results as are found in earlier clinical studies we conducted between 2010 and 2013, as described under “Business - Past Clinical Studies” (which form the baseline of comparison). This baseline may, in the future, include the diagnosis results found in the fifth clinical study, which ended on October 2017, described under “Business - Past Clinical Studies”. Once the necessary adaptation to our proprietary technology is made, the second stage of clinical trials will be to validate that the tests are indeed able to detect breast cancer and colorectal cancer. Prior to beginning any clinical trials, a local IRB needs to grant us approval to begin the trial. The second stage (validation) is a blinded trial and intended to verify the performances of our product following the aforementioned amendments implemented following the first stage. The validation may not meet our expectations, regulatory demands and/or other partner’s demands.

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

“Specificity” as used below is the number of detected healthy subjects divided by the full population of healthy subjects that participated in the study. A specificity of 80% means that out of 100 healthy people who participated in the study, we diagnosed 80 people as healthy. The 20 other healthy subjects were falsely diagnosed as having cancer.

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

Results of study:

The first objective was achieved successfully, and all subjects, healthy and leukemic, were diagnosed correctly resulting in 100% sensitivity and specificity. The second objective of the follow-up treatment was achieved by identifying three different responses to treatment by FTIR method - good, intermediate and unfavorable response. FTIR identified responses to treatment earlier (33 days vs. 100 days) than flow-cytometry analysis of bone marrow. A good response (meaning, a good response to chemotherapy) was a fast return of the PBMC values towards normal control values (according to the FTIR method). An intermediate response was a slow return of the PBMC values towards normal control values. An unfavorable response was the PBMC values not returning towards normal control values. No T test was done in order to distinguish between the three tendencies. The third objective was achieved as well. The children having similar symptoms to leukemia were successfully distinguished from children with acute leukemia by FTIR analysis - 100% sensitivity and specificity. These results were published in the Biochimica et Biophysica Acta (Zelig et al. Biochimica et Biophysica Acta 1810 (2011) 827-835).

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

The first objective of the study was to distinguish between cancer patients of multiple types and healthy subjects by FTIR spectroscopy analysis of PBMCs and plasma, which we refer to as the “TM-T1 method” - our product for diagnosing multiple types of cancers. All patients were diagnosed by standard practice such as histopathology of tissue samples taken from the tumor. The second objective was to distinguish between different types of cancers utilizing FTIR spectroscopy analysis of PBMCs and plasma.

Results of study:

The first objective of the study was achieved successfully resulting in 93% sensitivity for detecting different types of cancers and 80% specificity for identifying correctly the healthy population. As for the second objective, although different spectral patterns were observed for each type of cancer, indicating that there is the potential of successful classification between the various cancers, the statistical parameters were not established due to low patient numbers for each individual type of cancer, preventing a reliable statistical analysis. As for this objective, our observation was qualitative rather than quantitative. We will need to conduct larger trials in the future in order to better understand and distinguish between different cancers. The results of the study were published in the Institute of Electrical and Electronics Engineers Journal (Ostrovsky et al. IEEE Transactions on Biomedical Engineering, Vol. 60, No. 2, February 2013, 343-353).

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

The first objective of the study was to distinguish between cancer patients and healthy subjects or patients having benign tumor using FTIR spectroscopy analysis of PBMCs and plasma, which we refer to as the “TM-B1 method,” our product for diagnosing breast cancer. The second objective was to distinguish between three groups: cancer patients, patients having benign tumors, and healthy subjects without pathological findings related to breast tumors.

Results of study:

The first objective of the study was achieved successfully resulting in approximately 90% sensitivity for detection of breast cancer and approximately 80% specificity for identifying correctly the healthy patients and patients with benign tumors. As for the second objective, although different spectral patterns were observed for each group (healthy, benign, and malignant), the statistical parameters were not established due to low patient numbers in each group, preventing a reliable statistical analysis. As for this objective, our observation was qualitative rather than quantitative. We will need to conduct larger trials in the future in order to better understand and distinguish between different groups. The results of the study were published in the BMC Cancer Journal (Zelig et al. BMC Cancer (2015) 15:408).

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

The first objective of the study was to distinguish between cancer patients and healthy subjects using FTIR spectroscopy analysis of PBMCs and plasma, which we refer to as the “TM-C1 method,” our product for diagnosing colorectal cancer. The second objective was to distinguish between three groups: colorectal cancer patients, patients having benign tumors, and healthy subjects without pathological findings related to colorectal tumors such as polyps.

Results of study:

The first objective of the study was achieved successfully resulting in approximately 82% sensitivity for detection of colorectal cancer and approximately 71% specificity for detecting healthy populations without pathological findings. The benign tumors were classified in between the cancer and healthy groups. As for the second objective, although different spectral patterns were observed for each group (healthy, benign, and malignant), the statistical parameters were not established due to low patient numbers in each group preventing a reliable statistical analysis. As for this objective, our observation was qualitative rather than quantitative. We will need to conduct larger trials in the future in order to better understand and distinguish between different groups. The results of the study were published in the Journal of Gastroenterology (Barlev et al. Journal of Gastroenterology (First Online: 26 June 2015): 1-8.).

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

There are no patents or patent applications which are licensed to us pursuant our license agreement with BG Negev and Mor Research Applications Ltd. (a wholly-owned subsidiary of Clalit Medical Services - Israel) referenced below. Nevertheless, our products are based on intellectual property licensed from BG Negev and Mor. There are no patents or patent applications which are licensed to us from any other entity. The intellectual property licensed to us under these agreements are related to know-how for the product.

To our management’s knowledge, there are no contested proceedings or third-party claims over any of our patent applications. Our success depends upon our ability to protect our technologies through intellectual property agreements including patents, trademarks, know-how, and confidentiality agreements. However, there can be no assurance that the above-mentioned patent applications will be approved by the appropriate agencies.

All of the technology for which the patents are sought is owned by us. The patents are entirely owned by us.

Licensing Agreement

In April 2010, we entered into a research and license agreement with BG Negev and Mor Research Applications Ltd. (a wholly-owned subsidiary of Clalit Medical Services - Israel), or together with BG Negev, the Licensor. The Licensor, pursuant to the agreement, granted us an exclusive, worldwide, license to commercialize certain intellectual property covered by the agreement (i.e. research, development, manufacturing, marketing, distribution, and sale of any product containing the licensable IP under the agreement).

Pursuant to the agreement, we are under an obligation to pay to the Licensor a minimum annual royalty of $10,000 in 2015, $25,000 in 2016 and, from 2017 through the termination of the agreement, $50,000 per year. We have not paid any royalties yet under the Agreement. In March 2017, we agreed with the Licensor that the $85,000 we owed the Licensor will be paid by us by the earlier of (a) August 2017, or (b) our sale of equity securities to investors with gross proceeds to the Company of at least $10,000,000. We are not currently in compliance with the payment terms of the license agreement with our Licensor. As such, on May 20, 2020, we and the Licensor agreed to amend the agreement with respect to royalties due in years 2015 through 2020 (or an aggregate amount of $235,000), according to which the minimum royalties payable to the Licensor shall be $250,000 to be paid on December 31, 2020.

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

Scientific Advisors

We consult with a Jorge Leon, a leading scientist in the evaluation of our technology and the development of our pipeline, and we seek advice from him on various scientific matters.

Jorge Leon, PhD - Advisor

Dr. Jorge Leon is internationally recognized for his pioneering work in molecular diagnostics. Dr. Leon holds a Ph.D. in cellular and molecular biology from New York University, and completed his postdoctoral studies at the German Cancer Research Center in Heidelberg and Columbia University in NYC. Dr. Leon’s subsequent academic research at Columbia University focused on developing monoclonal antibody-based tumor marker assays and radio-immuno imaging devices, which are currently in wide use. In the early 1990s, Dr. Jorge Leon played an integral role in establishing and leading the molecular diagnostics laboratories at Quest Diagnostics. As Director of Molecular Diagnostics, Senior Director of Biotechnology Development, and Vice President of Applied Genomics, Dr. Leon spent twelve years developing Quest’s molecular diagnostics strategy, which is now the world’s largest molecular diagnostics service laboratory. In 2003, Dr. Leon founded Leomics Associates, Inc. a consulting firm committed to helping prestigious, successful companies and academic institutions develop molecular diagnostics and personalized medicine in the United States and globally. Dr. Jorge Leon and his experienced team specializes in identifying breakthrough opportunities and industry trends, and helps start-up businesses, academic centers and established companies successfully build and commercialize innovative business strategies, product pipelines, and test menus.

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

Many of our anticipated competitors, such as those listed below, have substantially greater financial, technical, and other resources and larger, more established marketing, sales and distribution systems than we have. Many of our competitors also offer broad product lines outside of the diagnostic testing market and have brand recognition. Moreover, our competitors may make rapid technological developments that may result in our intended technologies and products becoming obsolete before we are able to enter the market, recover the expenses incurred to develop them or generate significant revenue. Our success will depend, in part, on our ability to develop our intended products in a timely manner, keep our future products current with advancing technologies, achieve market acceptance of our future products, gain name recognition and a positive reputation in the healthcare industry, and establish successful marketing, sales and distribution efforts.

Company	Symbol	Company Description
Exact Sciences	EXAS	Marketing Cologuard stool-based detection test for the detection of colorectal cancer
Grail	Private	Developing blood-based diagnostics for all cancers based on liquid biopsy
Volition Rx	VNRX	Developing blood-based diagnostic tests for colorectal, lung, prostate, ovarian and other cancer types based on nucleosomics
Epigenomics	EPGNF	Engages in developing and commercializing in vitro diagnostic tests for the detection and diagnosis of cancer (EpiproColon - methylated Septin9 DNA in human plasma)
Cancer Genetics	CGIX	Focuses on developing and commercializing proprietary genomic tests to improve and personalize the diagnosis and response to treatment of cancer.

We primarily face competition in the COVID-19 testing market with testing products and systems developed by public and private companies such as GenMark Diagnostics, Inc., PerkinElmer, Quest Diagnostics Infectious Disease, Laboratory Corporation of America, Hologic, Thermo Fisher, Roche Diagnostics, and Abbott Molecular Diagnostics. Our diagnostic tests also face competition from laboratory developed tests (LDTs) developed by national and regional reference laboratories and hospitals. We believe that our testing systems compete largely on the basis of accuracy, reliability, enhanced laboratory workflow, multiplex capability, ease-of-use, turnaround time, customer service and support, patient safety, and return on investment for customers.

Many of our competitors have substantially greater financial, technical, research, and other resources and larger, more established marketing, sales, and distribution channels than we do. Many of our competitors also offer broader product lines and have greater brand recognition than we do. Moreover, our existing and new competitors may make rapid technological developments that may result in our technologies and products becoming obsolete before we recover the expenses incurred to develop them or before they generate significant revenue.

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

The Medicines and Healthcare products Regulatory Agency, or MHRA, is the United Kingdom based European Authority responsible for the issuance of CE Mark approval. In 2013, our regulatory authorized representative in Europe submitted an application to the MHRA for the CE Mark approval of our TBIA method. We obtained this approval on December 9, 2013 with the receipt of a Certificate of Conformance from our regulatory authorized representative in Europe. The European regulatory demands regarding IVD have recently been revised and major changes need to be made in order to keep our CE Mark. These changes need to be made by 2022.

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

During 2020, we plan to commence updating our technical files in accordance with the new IVDR.

Israel

In Israel, medical devices are regulated by the Israeli Ministry of Health (“MoH”) medical device department.

On January 23, 2019, we applied to the MoH for approval for our products. We expected to complete the process and obtain MoH approval within 6 months; however, the process has been subject to bureaucratic delays. We expect the approval to take approximately an additional six months from the date of this annual report on Form 20-F, although there may be delays due to the Coronavirus pandemic

U.S.

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

For the years ended December 31, 2019 and 2018, we incurred $755,699 and $459,184, respectively, of research and development expense.

Our research and development efforts are financed in part through grants received from the IIA. Through December 31, 2019, we have received the aggregate amount of $272,237 from the IIA. Aside from payment of royalties to the IIA, we are required to comply with the requirements of the Research Law. Under the Research Law, royalties of 3% to 3.5% on the revenues derived from sales of products or services developed in whole or in part using these IIA grants are payable to the Israeli government. We developed our technologies, at least in part, with funds from these grants, and accordingly we would be obligated to pay these royalties on sales of any of our product candidates that achieve regulatory approval. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year.

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

Sales and Marketing

We currently do not sell our products. Our goal is to have a diversified pool of customers worldwide, including the United States. However, we plan to focus initially on the Western EU nations, Singapore and Israel since we have the CE mark, whereas entering the U.S. market will require more time, effort and substantial funding in order to obtain FDA approval. Assuming we successfully raise additional funding, over the next 12 months we plan to commence clinical trials in Israel, Austria and Romania in order to complete the trials and validation stages prior to commencement of sales. Furthermore, once the clinical trials tests are successfully completed, we may decide to apply to obtain regulatory approvals in Singapore to sell our products there. Our plans depend on us financing our operations through the sale of equity, incurring debt, or other financing alternatives.

C. Organizational Structure

We currently have two wholly-owned subsidiaries: Todos Medical USA, which is incorporated in Nevada, and Todos Medical Singapore Pte. Ltd., which is incorporated in Singapore.

D. Property, Plant and Equipment

We do not own any real property. Our offices, research and development facility and in-house laboratory are located at our headquarters at 1 Hamada Street, Rehovot, 7670301 Israel, where we currently occupy approximately 108 square meters for a monthly consideration of NIS 7,400 (approximately $2,000). The lease automatically renewed for an additional one year on February 1, 2020. Lease payments are linked to the Israeli Consumer Price Index, or CPI, based on the CPI published on February 15, 2015. We own lab equipment, including a spectroscopy, with an aggregate value of approximately $157,000, which is being allocated as a depreciation expense over the useful life of the equipment.

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

Overview

Todos Medical Ltd., is a medical diagnostics company engaged in the development and commercialization of blood tests for the detection of immune-related diseases, beginning with cancer. Our core proprietary technology centers on testing blood cells using an FTIR spectrometer to turn biological information into data, and then using our patented TBIA deep learning data analytics platform to mine the data in order to develop algorithms that are indicative of the presence of cancer, and the tissue of origin in the body where the cancer is located. The TBIA detection method is based on cancer’s influence on the immune system that triggers biochemical changes in peripheral blood. The primary advantages of the TBIA platform are the high accuracy (sensitivity and specificity) and low COGS due to the biological information being captured using spectroscopy versus biological antibody capture methods that require the manufacture of multiple antibodies to capture a biological signature. TBIA is based upon technology originally invented by the researchers at BGU and Soroka, whose intellectual property has been licensed to us. We have received a CE Mark in the European Union authorizing the commercial use of the TBIA platform in the diagnosis of breast cancer and colon cancer. We have been issued patents in the United States, Europe and other international jurisdictions covering the use of TBIA to detect solid tumors. We have also entered into distribution agreements with development partners in preparation for the commercial launch of TBIA for breast cancer in Israel, Romania and Austria during the second half of 2020. Our academic partners at BGU have also published research suggesting FTIR has the potential to be used to identify the presence of viral and bacterial infections, and the Company is currently evaluating how best to pursue its technology in these areas in light of increased commercial interest for viral detection methods in light of the recent outbreak of novel Coronavirus (SARS-CoV-2, or COVID-19) worldwide.

Because of the novelty and highly disruptive nature of TBIA analysis using FTIR to diagnose disease, we believe the best path forward to bring Todos’ core technology to market in the United States is to demonstrate comparability with blood tests that are built on technology platforms that are in widespread use. Due to the relative scarcity of commercial blood tests in areas such as cancer and Alzheimer’s disease, we entered into agreements whereby we have agreed to acquire companies that have developed proprietary blood tests in those therapeutic indications in order to gain a foothold in the marketplace and fine tune our FTIR platform while fully commercializing these more advanced tests in the United States. We chose to expand into Alzheimer’s disease because we view Alzheimer’s as cancer of neuronal cells that are incapable of completing cell division due to their post-mitotic nature.

On March 30, 2020, our Board of Directors determined to exercise our option to acquire all of the shares of Provista, and on April 2, 2020 it gave notice of such determination to Provista. At an extraordinary general meeting on May 11, 2020, our shareholders approved the consideration to be issued to SIH as consideration for the acquisition. The Provista acquisition will enable us to gain exclusive worldwide rights to the commercial-stage breast cancer test Videssa ™. However, the acquisition cannot be consummated unless and until our Ordinary Shares are listed for trading on NASDAQ.

At our 2019 annual meeting of shareholders, our shareholders approved a resolution authorizing us to exercise our option to acquire the remaining 80.01% of Breakthrough from Amarantus in exchange for an additional 30% of our then issued and outstanding Ordinary Shares. While the Breakthrough option has not yet been exercised, the option has been extended by both parties and remains in effect. Breakthrough is a joint venture we formed with Amarantus to gain ownership of exclusive worldwide rights to the Alzheimer’s blood test called the Lymphocyte Proliferation Test (LymPro Test™). Taken together with our core TBIA FTIR-based platform, we believe Todos is positioned to become the worldwide leader in the field of immune-based diagnostics. The Company formed the subsidiary Todos Medical Singapore Ltd. for the purpose of advancing clinical trials of the Company’s core technology for breast cancer in Southeast Asia.

Additionally, in view of our status as a leader in the field of immune-based diagnostics, we made the strategic corporate decision to enter the field of COVID-19 testing. Similarly to our strategy in cancer and Alzheimer’s where we felt more traditional, advanced technologies would serve as the basis for market entry before bringing our proprietary FTIR-based TBIA platform forward, we decided to enter the COVID-19 space by gaining rights to existing technologies developed by other companies. As such, we entered into distribution agreements with multiple companies to gain rights to rapid IgM/IgG COVID-19 antibody test kits, RNA extraction machines, RNA extraction reagents, qPCR reagents and digital PCR reagents so as to be able to offer a comprehensive suite of solutions to laboratories worldwide. Additionally, the Company has entered into a joint venture with NLC Pharma to bring to market a unique development-stage viral protease based saliva point of care cell phone enabled diagnostic device that allows for the rapid detection of the presence of SARS-CoV-2 full length RNA in saliva which has the unique benefit of also indicating when viral replication has slowed or ceased. This technology will potentially have a significant impact for the development of virus targeting therapeutic development strategies, as well as clearance for return to life activities post-infection. As a complementary strategy to COVID-19 testing, we have entered into distribution agreements for certain PPE and medical devices, including ventilators, that are have complementary sales channels to our COVID-19 testing products and services. We believe this strategy has the potential to help accelerate our commercial distribution channels as we begin to commercialize our core technology, and the technologies we are currently acquiring via the Provista and Breakthrough acquisitions.

More specifically as it relates to our emerging COVID-19 diagnostic testing business, in the first half of 2019 we have been able to focus the Company’s human capital on securing rights and validating newly sourced diagnostic testing platforms and establishing sales distribution channels for our suite of COVID-19 products and services. To that end, we are focused on the following tasks:

1. Todos Medical Ltd. (Israel): Identification of innovation in diagnostic testing products, services and related PPE, including medical devices such as ventilators, as well as import/export of our suite of products from our manufacturers’ country of origin and country of destination, primarily focusing our marketing efforts in Europe and Africa. The Company is able to utilize its broad network of international contacts who originate from Israel to identify opportunity.

2. Todos Medical USA (United States of America): FDA authorized medical importer and distributor focused on the distribution the Company’s testing products and services and PPE to customers in the North America and Latin America Todos Medical USA has formed the subsidiary Corona Diagnostics, LLC, for the purpose of marketing COVID-19 related products in the United States and contracting with Provista Diagnostics, Inc. to validate potential products the Company is contemplating distributing and creating marketing materials for the testing products based upon those validations.

3. Todos Medical Singapore, Pte. Ltd.: HSA, which is the Singapore equivalent of the FDA, authorized medical importer and distributor focused on distributing test kits in Southeast Asia.

The Company believes that by identifying key areas of inefficiency in the COVID-19 testing space, and addressing those bottlenecks, whether they be scientific, technical or logistical, we can capture market share in a new and rapidly growing medical testing industry that, according to Research and Markets, is expected to reach approximately $44.5 billion for 2020.

Operating Results

A. Operating Expenses

Our current operating expenses consist of two components - research and development expenses, and general and administrative expenses. We also incur marketing expenses; however, the majority of our marketing expenses in 2019 were stock-based compensation.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, subcontracted work and consulting, liabilities for royalties and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Year ended December 31
	2019	2018
Salaries and related expenses	$291,606	$178,486
Stock-based compensation	230,908	12,077
Professional fees	65,506	22,271
Laboratory and materials	35,472	70,779
Patent expenses	51,491	82,367
Rent and maintenance	32,895	40,146
Depreciation	29,643	25,650
Insurance and other expenses	18,178	27,408
Total	$755,699	$459,184

We expect that our research and development expenses will materially increase as we plan to rapidly recruit more employees in order to accelerate our research and development efforts.

Marketing expenses

Marketing expenses consist primarily of salaries and share-based compensation expense.

The following table discloses the breakdown of marketing expenses:

	Year ended December 31
	2019	2018

Stock Based Compensation	$420,000	$-
Professional Fees	$246,872	-

General and administrative

General and administrative expenses consist primarily of salaries, share-based compensation expense, professional service fees (for accounting, legal, bookkeeping, intellectual property and facilities), directors fee and insurance and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31
	2019	2018

Salaries and related expenses	$325,879	$190,207
Stock-based compensation	602,541	35,595
Communication and investor relations	106,886	230,194
Professional fees	943,175	269,980
Insurance and other expenses	114,164	193,718
General and administrative expenses	$2,092,645	$919,694

Comparison of the year ended December 31, 2019 to the year ended December 31, 2018

Results of Operations

Research and Development Expenses. Our research and development expenses for the year ended December 31, 2019 were $755,699, compared to $459,184 for the year ended December 31, 2018, representing a net increase of $296,515, or 64.6%. The increase is primarily due to an increase in salaries and related expenses and stock-based compensation used for continued development of our products.

Marketing Expenses. Our marketing expenses increased from $0 in 2018 to $666,872 in 2019, providing an increase of $666,872 or 100%. This increase was principally due to marketing efforts related to our anticipated uplisting.

General and Administrative Expenses. Our general and administrative expenses for the year ended December 31, 2019 were $2,092,645, compared to $919,694 for the year ended December 31, 2018, providing an increase of $1,172,951 or 127.5%. The increase is primarily due to the increase in salaries and related expenses, stock-based compensation and professional services which consists mainly of legal and other fees relating our anticipated uplisting.

Finance (Income) Expenses, Net. Our net finance expenses for the year ended December 31, 2019 was $5,333,875 compared to net finance income of $921,337 for the year ended December 31, 2018, providing an increase of $6,255,212 or 678.9%. The increase is primarily due to change in fair value of warrants liability, loss from extinguishment of loans from shareholders and amortization of discounts and accrued interest on convertible bridge loans.

Share in losses of affiliated company is accounted for under equity method. Our share in losses of affiliated company accounted for under equity method increased from $0 in 2018 to $2,965,801 in 2019, providing an increase of $2,965,801 or 100%. This increase was principally due to impairment of investment in affiliated company and expiration of right to obtain control over affiliated company.

Net Loss. Our net loss for the year ended December 31, 2019 was $11,814,515, compared to $457,541 for the year ended December 31, 2018, providing an increase of $11,356,974 or 2,482.2%. The increase is primarily due to the changes as mentioned above.

Critical Accounting Policies and Estimate

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2019, included elsewhere in this annual report on Form 20-F. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with US GAAP. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

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

Going Concern Uncertainty

We devoted substantially all of our efforts to research and development and raising capital and have not yet generated any revenues. The development and commercialization of our products are expected to require substantial further expenditures. We have not yet generated any revenues from operations, and therefore we are dependent upon external sources for financing our operations. Since inception, we have incurred substantial accumulated losses, negative working capital, and negative operating cash flow, and have a significant shareholders’ deficit. These factors raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. From January 1, 2020 through June 15, 2020, we have raised a net amount of approximately $900,000 pursuant to the convertible bridge loan transactions described in the Recent Developments section of this Form 20-F. As of June 15, 2020, our unaudited cash holdings were approximately $300,000. We plan to finance our operations through the sale of equity and, to the extent available, short term and long-term loans. There can be no assurance that we will succeed in obtaining the necessary financing to continue our operations. See also Item 3.D - Risk Factors under the caption “The report of our independent registered public accounting firm expresses substantial doubt about our ability to continue as a going concern.”

B. Liquidity and Capital Resources

Overview

To date, we have funded our operations primarily with convertible bridge loans, grants from the IIA, and issuing Ordinary Shares and stock warrants (including warrants’ exercise).

The table below presents our cash flows:

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended
	December 31
	2019	2018
Cash flows from operating activities:
Net loss	$(11,815)	$(458)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	30	26
Liability for minimum royalties	50	50
Stock-based compensation	1,253	48
Impairment of investment in affiliated company	1,345	-
Share in losses of affiliated company	448	-
Expiration of right to achieve control in affiliated company	1,173	-
Modification of terms relating to loans from shareholders	1,423	-
Exchange differences relating to loans from shareholders	49	(48)
Change in fair value of convertible bridge loans	2,322	-
Amortization of discounts and accrued interest on convertible bridge loans	959	-
Direct and incremental issuance costs related to convertible bridge loans transactions paid with Warrants	11	-
Change in fair value of derivative warrants liability and fair value of warrants expired	500	(926)
Decrease (increase) in other current assets	24	(13)
Increase in accounts payables	363	163
Increase in other current liabilities	588	102
Net cash used in operating activities	(1,276)	(1,056)

Cash flows from investing activities:
Loans granted to affiliated company	(448)	-
Purchase of property and equipment	(1)	(15)
Net cash used in investing activities	(449)	(15)

Cash flows from financing activities:
Proceeds from issuance of units consist of convertible bridge loans and stock warrants, net	1,374	27
Proceeds from issuance of units consist of ordinary shares and stock warrants	295	100
Proceeds from exercise of stock warrants into ordinary shares, net	-	324
Net cash provided by financing activities	1,669	451

Change in cash, cash equivalents and restricted cash	(55)	(620)
Cash, cash equivalents and restricted cash at beginning of year	73	693
Cash, cash equivalents and restricted cash at end of year	$17	$73

Operating Activities

Net cash used in operating activities for the year ended December 31, 2019 was $1,276,239 compared to $1,056,296 in the year ended December 31, 2018. The increase in the cash flow used in operating activities in 2019 compared to 2018 is primarily due to increase from operating loss less stock-based compensation, impairment of investment in affiliated company, expiration of right to achieve control in affiliated company, modification of terms relating to loans from shareholders, change in fair value of convertible bridge loans, amortization of discounts and accrued interest on convertible bridge loans and change in fair value of derivative warrants liability and fair value of warrants expired.

Investing Activities

Net cash used in investing activities for the for the year ended December 31, 2019 was $448,694, compared to net cash used in the year ended December 31, 2018 of $15,370. The primary reason for the increase in investing activities was due to the loans granted by us to our joint venture, Breakthrough Diagnostics, Inc., for operating its ongoing activities.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2019 was $1,669,470, compared to net cash provided by financing activities for the year ended December 31, 2018 of $451,258. This increase is primarily due to a cash received from the issuance of units consisting of convertible bridge loans and stock warrants, net.

Current Outlook

We cannot assure that our cancer detection kits will be commercialized, work as indicated, or that they will receive regulatory approval and that we will earn revenues sufficient to support our operations or that we will ever be profitable. Furthermore, since we have no committed source of financing, we cannot assure that we will be able to raise money as and when we need it to continue our operations. If we cannot raise funds as and when we need them, we may be required to curtail, or even to cease, our operations.

We have limited experience with IVD. As such, these budget estimates may not be accurate. In addition, the actual work to be performed is not known at this time, other than a broad outline, as is normal with any scientific work. As further work is performed, additional work may become necessary or change in plans or workload may occur. Such changes may have an adverse impact on our estimated budget. Such changes may also have an adverse impact on our projected timeline of drug development.

We are currently distributing COVID-19 testing kits as a means of funding our operations.

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

D. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2019:

	Payments due by period
	(US$)	Less than 1			More than 5
	Total	year	1-3 years	3-5 years	years

Shareholders’ loans (1)	310,477	310,477	-	-	-
Convertible bridge loans, net	1,669,776	1,669,776
Royalties to BGU (2)	423,000	235,000			188,000

Total (3)	2,403,253	2,215,253	-	-	188,000

(1) Between the years 2011 and 2014, we received loans from two shareholders. The loans were denominated in NIS, matured on December 31, 2019 and bore no interest. The loans were linked to the Israeli CPI as of January 1, 2015. In May 2020, we repaid the loans by issuing 8,750,000 of our ordinary shares having a market value of $350,000 at issuance.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth information regarding our executive officers, directors, and our key employees as of June 12, 2020:

Name	Age	Position(s)
Gerald Commissiong	38	Chief Executive Officer and Director
Dr. Herman Weiss	49	Chairman of the Board of Directors
Daniel Hirsch	51	Chief Financial Officer and Director
Dr. Lauren Chung	47	External Director
Moshe Schlisser	31	External Director
Moshe Abramovitz	38	Director
Alon Ostrovitzky	35	Director

Executive Officers, Directors, and Key Employees

Gerald Commissiong, Chief Executive Officer and Director

Gerald Commissiong has served as our Chief Executive Officer and director since January 5, 2020. In addition, Mr. Commissiong serves as Chief Executive Officer, President and a member of the Board of Directors of Amarantus Bioscience Holdings, Inc. (“Amarantus”), of which he is a co-founder. Prior to becoming Chief Executive Officer of Amarantus in October 2011, Mr. Commissiong was the Chief Operating Officer of Amarantus. Mr. Commissiong graduated from Stanford University in Management Science and Engineering with a focus on Financial Decisions.

Dr. Herman Weiss, Chairman of the Board of Directors

Dr. Herman Weiss has served as a director of the Company since June 22, 2017 and Chairman of the Board of Directors since January 5, 2020. Dr. Weiss served as Chief Executive Officer of the Company from July 30, 2018 to January 5, 2020. In addition, Dr. Weiss previously served as the Vice President of Medical Affairs and Clinical Development at Juniper Pharmaceuticals Inc. in Boston, MA. Before that, Dr. Weiss served as the Global Medical Director of women’s health and bone health at Teva Pharmaceutical Industries, Ltd. in Petah Tikve, Israel. Dr. Weiss has served as a consultant to multiple medical device and pharmaceutical companies, including American medical systems and venture capital firms in New York City, and also founded and served as the Chief Medical Officer of FibroControl, a biotech medical device company in Herzliya, Israel. Dr. Weiss owns multiple patents and is the author of numerous publications in the area of women’s health and gynecology. Dr. Weiss holds an M.B.A. from the George Washington University, Washington DC, an M.D. from the Ohio State University College of Medicine, and a B.A. in Philosophy (summa cum laude) from the Ramapo College of New Jersey.

Daniel Hirsch, Chief Financial Officer and Director

Daniel Hirsch has served as our Chief Financial Officer and director since January 5, 2020. Mr. Hirsch has been managing Partner of First Line Capital, LLC since 2002. Prior to 2002, Mr. Hirsch served as Senior Consultant at Integrated Healthcare based in Greenwich, Connecticut providing turn around services for large medical practices. From 1992 to1998, Mr. Hirsch was Director of Primary Care for Hackensack University Medical Center in Hackensack, New Jersey.

Lauren Chung, Director

Dr. Lauren Chung has served as director of the Company since April, 2020. In 2012, Dr. Chung founded, and since then, she has served as Chief Executive Officer of MINLEIGH LLC, identifying, evaluating and partnering with companies for investments and strategic, operational, and commercial opportunities. Dr. Chung has over 20 years of healthcare investment management, investment banking, and advisory experience. Dr. Chung was a managing director in Healthcare Research at WestPark Capital. Previously, Dr. Chung was a co-founder of Tokum Capital Management, a global healthcare fund, which merged with Perella Weinberg Partners. Prior to that, Dr. Chung managed healthcare investment portfolios at RBR Capital, Kingdon Capital, and Pequot Capital. Earlier in her career, Dr. Chung was a recognized research scientist conducting cutting edge research in neurodegenerative and genetic disorders at Massachusetts General Hospital/Harvard Medical School and Boston Children’s Hospital. Dr. Chung has published many leading peer-reviewed scientific journals. As a current and former director of public and private companies, Dr. Chung brings a valuable perspective for the Company’s strategy and operations as well as extensive scientific insights. Dr. Chung holds a Ph.D. in Neuropathology from Columbia University-College of Physicians & Surgeons, and a BA with honors in Biochemistry and Economics from Wellesley College.

Moshe Schlisser, Director

Mr. Moshe Schlisser has served as a director of the Company since February 27, 2016. Mr. Schlisser currently also serves as a director at SmartGreen Ltd, Tantel Group Ltd and III Pte Ltd. Since 2018, Mr. Schlisser has been serving as General Partner at Shefa Capital Ltd, a Growth Venture Fund with a focus on mid to later stage deep technology investments. Mr. Schlisser has held managerial positions in various investment firms and has experience with investments, structured finance and mergers and acquisitions. In 2010, Mr. Schlisser co-founded and currently serves as a director of a soup kitchen in Jerusalem that serves a hot prepared dinner every night to over 50 homeless and underprivileged individuals and delivers weekend food packages to over 250 underprivileged families.

Moshe Abramovitz, Director

Mr. Moshe Abramovitz has served as a director of the Company since February 27, 2016. Mr. Abramovitz has held managerial positions in various organizations (Israeli companies and charities) including serving as the Deputy Chief Executive Officer of A.S. Mehadrin Ltd. Mr. Abramovitz holds a B.A. in business administration, specializing in information systems, from Ono Academic College and an MBA in business administration specializing in business strategy from Ono Academic College. Mr. Abramowitz received training and a certificate to serve as a mediator from Bar Ilan University.

Alon Ostrovitzky, Director

Mr. Alon Ostrovitzky has been a director of the Company since December 5, 2013. Since 2008, Mr. Ostrovitzky has acted as the President of Ostrovitzky Holdings Company, a company which has developed a variety of real estate projects in the Czech Republic, Germany, and Israel. As President, Mr. Ostrovitzky supervised sub-contractors and service providers among other things. Mr. Ostrovitzky has also developed and spearheaded renewable energy projects in Greece, planned and oversaw construction of photo-voltaic parks in Greece, and provided management for a medical center (Dialysis and specialists) in the Czech Republic. Mr. Ostrovitzky holds a B.A. in business administration from the Interdisciplinary Center Herzliya, where he specialized in finance, and also studied economics at Tel Aviv University.

Family Relationships

There are no family relationships between any of our executive officers and our directors.

B. Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and executive officers as a group for work during or with respect to the year ended December 31, 2019. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to our Company, in thousands of U.S. Dollars, for the year ended December 31, 2019. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.456 is equal to $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2019.

	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and executive officers as a group, consisting of six persons	$476,000	$30,000

In accordance with the Companies Law, the table below reflects the compensation granted to our four most highly compensated officers during or with respect to the year ended December 31, 2019.

Annual Compensation - in thousands of USD - convenience translation

Executive Officers	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share Based Compensation	Total
Herman Weiss, M.D., CEO (1)	$256	$268	$524
Rami Zigdon, CBO	$94	$-	$94
Udi Zelig, CTO	$81	$-	$81
David Ben Naim, CFO (2)	$50	$-	$50
	$481	$268	$749

(1) Resigned as Chief Executive Officer on January 5, 2020.

(2) Resigned as Chief Financial Officer on December 30, 2019.

Employment Agreements with Executive Officers

We have entered into written employment agreements with each of our executive officers, except for our CEO.

All of the Company’s employment agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director, pursuant to which, we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors’ and officers’ insurance.

For a description of the terms of our options and option plans, see “Item 6.E. Share Ownership” below.

Todos Medical Ltd. 2015 Share Option Plan

The Todos Medical Ltd. 2015 Share Option Plan, or the Option Plan, was adopted by our Board of Directors on November 2015. The Option Plan generally permits the reservation, allocation and issuance of share options to our employees, directors or consultants. As of December 31, 2019, options to purchase 2,267,571 of our Ordinary Shares are outstanding under the Option Plan and 3,732,429 Ordinary Shares were available for future option grants under the Option Plan. During the year ended December 31, 2019, 620,581 options to acquire our Ordinary Shares under the Option Plan expired. Unless terminated earlier by our Board of Directors, the Option Plan will terminate ten years from its date of adoption.

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

Under the Companies Law, we are not required to have a majority of independent directors. We are required to appoint at least two external directors. According to our Amended Articles, our Board of Directors must consist of at least three and not more than seven directors, in addition to the two external directors. Currently, our Board of Directors consists of four directors plus two external directors. Pursuant to our Amended Articles, other than the external directors, for whom special election requirements apply under the Companies Law, our directors are elected at an annual or special general meeting of our shareholders and serve on our Board of Directors until the next annual general meeting at which one or more directors are elected or until they are removed by the majority of our shareholders at an annual or special general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Amended Articles. In addition, our Amended Articles allow our Board of Directors to appoint directors, other than external directors, to fill vacancies on our Board of Directors to serve until the next annual meeting or special general meeting, or earlier if required by our Amended Articles or applicable law. For additional information concerning external directors, see “-External Directors” below.

Our directors do not have written service contracts and are not required to have them under the Israel Companies Law.

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

External Directors

Under the Companies Law, a public company is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. As of the date hereof, our external directors are Ms. Lauren Chung and Mr. Moshe Schlisser.

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

Under the Companies Law, the term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of serving as an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint more than half of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, a controlling shareholder is deemed to include any shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

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

According to the Companies Law and regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). At least one of the external directors must be determined by our Board of Directors to have accounting and financial expertise. We have determined that Ms. Lauren Chung has accounting and financial expertise.

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

Audit Committee Role

Our Board of Directors has adopted an audit committee charter that is filed as Exhibit 1.2 to this annual report on Form 20-F. The audit committee charter sets forth the responsibilities of the audit committee consistent with the regulations of the SEC, as well as the requirements for audit committees under the Companies Law, including the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors or shareholders for their approval, as applicable, in accordance with the requirements of the Companies Law;

●	recommending the engagement or termination of the person filling the office of our internal auditor; and

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by the board or shareholders for their approval, as applicable, in accordance with the requirements of the Companies Law.

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

Our audit committee consists of Mr. Moshe Schlisser, who serves as the chairperson, Ms. Lauren Chung and Mr. Moshe Abramovitz. Our audit committee may not approve any actions requiring its approval (see “- Approval of Related Party Transactions under Israeli Law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

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

Our compensation committee consists of Ms. Lauren Chung, who serves as the chairperson, Mr. Moshe Schlisser and Mr. Moshe Abramovitz.

Compensation Committee Role

Our Board of Directors has adopted a compensation committee charter that is filed as Exhibit 1.3 to this annual report on Form 20-F. Responsibilities of the compensation committee are consistent with the requirements for compensation committees under the Companies Law which include the following:

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

Under the Companies Law, we were required to adopt an office holder compensation policy within nine months following our listing on the OTCQB. Our compensation policy was approved at our 2018 annual meeting.

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

As of the date hereof, we have no internal auditor.

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

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. Our Amended Articles include such a provision, to the fullest extent permitted by law. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or other distribution to shareholders.

Under the Companies Law and the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of any such event or following an event, provided its articles of association include a provision authorizing such indemnification:

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

D. Employees.

As of December 31, 2019, we had four full-time employees, two of whom are located in Israel, one in the United States and one in Singapore. Our President and Chief Executive Officer, Gerald Commissiong is located in the United States. Our Chief Financial Officer, Daniel Hirsch, and our Chief Business Officer, Rami Zigdon, are located in Israel. Joseph Wee is the Chief Executive Officer of our Singaporean subsidiary and is located in Singapore.

In addition, we engage specialists and consultants in fields such as optics, physics, medicine, mathematical algorithms, biochemistry, regulatory and patents from time to time as required by our operations.

E. Share Ownership.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of June 3, 2020 by:

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options and warrants that are currently exercisable or exercisable within 60 days of June 3, 2020 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned has been computed on the basis of 196,624,681 ordinary shares outstanding as of June 3, 2020.

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o Todos Medical Ltd., 1 HaMada St., Rehovot, 7670301 Israel.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. The shareholders listed below do not have any different voting rights from any of our other shareholders.

	No. of Shares Beneficially Owned	Percentage Owned
Directors and executive officers:
Dr. Herman Weiss	300,000	*
Gerald Commissiong(1)	17,986,999	9.15%
Rami Zigdon(2)	3,423,850	1.74%
Lauren Chung	0	*
Moshe Abramovitz	0	*
Alon Ostrovitzky	0	*
Moshe Schlisser	0	*
Daniel Hirsch	54,000	*
All directors and executive officers as a group (8 persons)	21,764,849	11.07%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding

(1) Represents 17,986,999 shares of common stock owned by Amarantus. Gerald Commissiong is the Chief Executive Officer of Amarantus and in such capacity holds voting and dispositive power over the securities held by such entity.

(2) Includes 1,000 shares underlying a warrant which is currently exercisable and 1,241,163 employee option shares that have been granted to Mr. Zigdon in January 2016, 103,428 out of which were vested and exercised by Mr. Zigdon and are currently held by ESOP Management & Trust Services Ltd. for the benefit of Mr. Zigdon. As of June 3, 2020, 1,137,735 of these employee option shares are outstanding.

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

As of June 3, 2020, 749,868 options under the Option Plan are vested and unexercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth as of June 3, 2020 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our Ordinary Shares. The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options and warrants that are currently exercisable or exercisable within 60 days of June 3, 2020 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned has been computed on the basis of 196,624,681 ordinary shares outstanding as of June 3, 2020.

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o Todos Medical Ltd., 1 HaMada St., Rehovot, 7670301 Israel.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. The shareholders listed below do not have any different voting rights from any of our other shareholders.

	No. of Shares Beneficially Owned	Percentage Owned
Shareholder:
Amarantus Bioscience Holdings, Inc. (1)	17,986,999	9.15%
Strategic Investment Holdings, Inc. (2)	30,100,072	15.31%

(1)	Gerald Commissiong is the Chief Executive Officer of Amarantus and in such capacity holds voting and dispositive power over the securities held by such entity.
(2)	Rob Rill is the Chief Executive Officer of Strategic Investment Holdings, Inc. and in such capacity holds voting and dispositive power over the securities held by such entity.

Changes in Percentage Ownership by Major Shareholders

As part of the Company’s joint venture with Amarantus, the Company was granted an option, in effect for 60 days from the date the option was granted, to acquire the remaining 80.01% of Breakthrough held by Amarantus in exchange for the issuance to Amarantus of Ordinary Shares of the Company representing an additional 30% of the Company, such that upon exercise of the option the Company will own 100% of Breakthrough and Amarantus will own 49.99% of the Company. At the annual meeting of shareholders of the Company held on April 29, 2019, the Company’s shareholders voted to pass a resolution approving the Company’s exercise of this option. While the Breakthrough option has not yet been exercised, the option has been extended by both parties and remains in effect.

On December 19, 2019, the Company entered into the Option Agreement with SIH, the sole owner of Ascenda, Ascenda, the sole owner of Provista and Provista. Pursuant to the Option Agreement, Ascenda granted the Company an exclusive option until March 31, 2020, subject to extension, to acquire all of the shares of Provista. In consideration for the option, the Company issued SIH 17,091,096 ordinary shares, or the equivalent of $1 million of ordinary shares of the Company on the date of issuance. Subsequently, on April 2, 2020, the Company issued SIH an additional 13,008,976 ordinary shares in exchange for an extension of the exclusive option to June 30, 2020, which was the equivalent of an additional $1 million

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of June 3, 2020, there were a total of 98 holders of record of our shares, of which 18 record holders who hold 132,141,155 shares, or approximately 67.2% of our outstanding shares, had a registered address in the U.S., 54 holders had registered addresses in Israel, 18 holders had registered addresses in Singapore, 3 holders had registered addresses in Canada, 3 had registered addresses in the United Kingdom, 1 holder had a registered address in Germany, and 1 holder had a registered address in Cyprus.

B. Related Party Transactions

Other than the transactions discussed below, the transactions discussed in the section titled Recent Developments above, the joint venture with Amarantus discussed under “Breakthrough Diagnostics Acquisition,” and the Provista acquisition discussed under “Provista Diagnostics Acquisition,” since January 1, 2019, we have not entered into any transaction nor are there any proposed transactions in which any of our Directors, executive officers, 5% shareholders, or any member of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

Employment Agreements

We have entered into written employment agreements with each of our executive officers, except for our CEO. The Company’s Compensation Committee and Board of Directors have approved of a compensation package for our CEO, which will be presented to the shareholders of the Company for approval at the annual meeting of shareholders scheduled for April 29, 2019. A description of the CEO’s compensation package appears above in Item 6.B. Compensation — Employment Agreements with Executive Officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. See “Item 6.B. Compensation” for compensation to our directors and officers.

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

ITEM 8. FINANCIAL INFORMATION.

A. Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcomes of these legal proceedings have had in the recent past, nor will have (with respect to any pending proceedings), significant effects on our financial position or profitability. As of June 12, 2020, except as set forth below.

The case of Strategic Global Research and Development, Inc. v. Amarantus Bioscience Holdings, Inc. and Todos Medical, Ltd. is pending in the United States District Court for the Eastern District of California, Eastern Division as case number 5:20-CV-0071.

The claims in the Plaintiff’s complaint (“Complaint”), which was filed on January 13, 2020, are for alleged breach of contract and quantum meruit. In its Complaint, Plaintiff asserts that Todos is liable as the alter ego or joint venture partner of Amarantus Bioscience Holdings, Inc. (“Amarantus”), which was the actual party to the contract. Todos was not a party to the contract and was not mentioned as a beneficiary therein. The only evidence provided by Plaintiff so far of an alter ego/joint venture relationship appears to be that Todos paid or offered to pay some of the Plaintiff’s bills for Amarantus. That evidence, standing alone, is not likely to be legally sufficient to hold Todos liable for the alleged debts of Amarantus. The Complaint does not appear to state any basis for Plaintiff to recover or collect its attorneys’ fees.

After obtaining a consent order overturning an initial default for failure to timely answer, Defendants answered on February 28, 2020. In their answer, Defendants defended on the basis that Todos is neither a joint venture partner with Amarantus nor its alter ego. Defendants also defended on the basis that the Court appears to lack personal jurisdiction over Todos, making venue over Todos also improper. Defendants also asserted the defense that the Court lacks subject matter jurisdiction because the contract does not provide for late fees and, without late fees, the amount in controversy is less than $75,000 and the Court cannot properly exercise jurisdiction based on diversity of citizenship. Defendants also defended on the basis that Plaintiff allegedly may have overbilled or double-billed for expenses, apparently charging only Amarantus for travel with may have been for the benefit of one or more of Plaintiff’s other clients or customers. Defendants also asserted the defense that the Plaintiff’s performance under the contract was deficient, in that the Plaintiff’s failed to make a single sale or bring in a single new customer, client or investor. In addition, Plaintiff allegedly failed to give adequate priority to working for Amarantus. And, even if the late fees were agreed to, Defendants contend that they are an unenforceable penalty clause and not reasonable or appropriate liquidated damages.

The Plaintiff (“SGR&D”) appears to be a one-man consulting firm that contracted to provide sales and marketing support and assistance to only to Amarantus. SGR&D claims it was not paid on time and is owed $91,318.73, allegedly consisting of $71,209.14 in unpaid consulting fees and late fees, plus $20,109.59 in unreimbursed expenses for travel and the like plus late fees. Plaintiff does not appear to be asserting any claim for attorneys’ fees.

On April 8, 2020, the Plaintiff’s attorney sent a settlement proposal e-mail offering to settle for the full amount of the claim paid over-time at $4,000 per month with 5 % interest compounded monthly, with acceleration and confession of judgment upon default. Defendants have elected not to respond at present, until a lump-sum settlement proposal is fully funded with available funds.

Discovery is just commencing, and it is difficult to further evaluate the parties’ positions or the merits thereof at present. While there does appear to be some e-mail correspondence promising to pay Plaintiff late fees, Defendants still have the potential defense that the proposed late fees are a penalty and not reasonable liquidated damages.

Because there is no claim for punitive damages or attorneys’ fees, the only substantial risks and costs to continuing with the litigation rather than paying or settling the claim appear to be Defendants’ own attorneys’ fees (estimated at $70,000 through trial) and the possibility of paying continuing late fees and/or pre-judgment interest.

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

Some of our debt instruments prohibit us from paying cash dividends so long as they are outstanding.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E. Taxation,” for additional information.

B. Significant Changes

No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our financial statements and the date of the filing of this annual report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Please see our response to Item 9.C below.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been quoted on the OTCQB tier of the OTC Markets under the symbol “TOMDF” since March 7, 2017. There has been minimal trading in the Ordinary Shares on the OTCQB. Prior to March 7, 2017, there was no public trading market for the Ordinary Shares. Although we are in the process of applying to have our Ordinary Shares and warrants listed on The Nasdaq Capital Market, no assurance can be given that we will successfully be able to list our securities on The Nasdaq Capital Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Articles of Association

Our registration number with the Israeli Registrar of Companies is 51-443712-8. Our Amended Articles were filed as Exhibit 99.1 to the Company’s current report on Form 6-K (File No. 333-209744) filed on March 30, 2017.

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

Borrowing Powers

Pursuant to the Israeli Companies Law and our Amended Articles, our Board of Directors may exercise all powers and take all actions that are not required under law or under our Amended Articles to be exercised or taken by our shareholders or other corporate bodies, including the power to borrow money for company purposes.

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

Election of Directors

Pursuant to our Amended Articles, our directors are elected at an annual general meeting and/or a special meeting of our shareholders and serve on our Board of Directors until the next annual general meeting (except for external directors) or until they resign or until they cease to act as Board members pursuant to the provisions of our Amended Articles or any applicable law, upon the earlier. In addition, our Amended Articles allow our Board of Directors to appoint directors to fill vacancies and/or as an addition to our Board of Directors (subject to the maximum number of directors) to serve until the next annual general meeting or earlier if required by our Amended Articles or applicable law, upon the earlier. External directors are elected for an initial term of three years and may be removed from office pursuant to the terms of the Companies Law. See “Item 6.C. Board Practices - External Directors.”

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

Taxation of our Shareholders

In general, under an Israeli tax law an individual would be subject to capital gain tax rate of 25% or 30% if the is a substantial shareholder as defined below (in 2018 and 2019). In addition, an individual would be subject to an “Additional Tax” of 3% on his income exceeding NIS 641,880 (in 2018) or exceeding NIS 649,560 (in 2019). A corporation would be subject to capital gain at a rate of 23% (in 2018) or 23% (in 2019).

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25% (in 2018 and 2019), which tax will be withheld at source, unless relief is provided in an applicable treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate would be 30% (in 2017 and 2018). A “substantial shareholder” is generally defined as a person who alone, or together with his or her relative or another person who collaborates with such person on a regular basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote in a general meeting of the shareholders, the right to receive profits, the right to nominate a director or an executive officer, the right to receive assets upon liquidation, or (after settling the debts) the right to instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and whether by virtue of shares, rights to shares or other rights, or in any other manner, including by means of voting agreements or trusteeship agreements. In addition, an individual would be subject to an “Additional Tax” of 3% on his income exceeding NIS 641,880 (in 2018) or exceeding NIS 649,560 (in 2019).

U.S. Tax Considerations

The following is a general summary of certain material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below). This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code (the “Treasury Regulations”), the U.S.-Israel Tax Treaty, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, no such ruling will be sought, and there can be no assurance that the IRS or a court will not take a contrary position. This summary is no substitute for consultation by prospective investors with their own tax advisors and does not constitute tax advice. This summary generally only considers U.S. Holders that will own our Ordinary Shares as capital assets. This summary does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (including, without limitation, banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, certain former citizens or residents of the U.S., persons who acquire our Ordinary Shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons who acquire our Ordinary Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own, indirectly, or by attribution) 10% or more of our shares, or persons that mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations, any U.S. federal estate, gift or alternative minimum tax considerations, or any U.S. federal tax consequences other than U.S. federal income tax consequences.

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

Sale, Exchange or Other Taxable Disposition of Ordinary Shares. Subject to the discussion under “Passive Foreign Investment Company” below, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange, or other taxable disposition of our Ordinary Shares in an amount equal to the difference between the amount realized on the sale, exchange, or other taxable disposition and the U.S. Holder’s adjusted tax basis (determined under U.S. federal income tax rules) in such Ordinary Shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in our Ordinary Shares exceeds one year at the time of the sale, exchange, or other taxable disposition. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 20%) will apply to individual U.S. Holders. The deductibility of capital losses is subject to limitations. The gain or loss generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes, subject to certain possible exceptions under the U.S.-Israel Tax Treaty. The additional 3.8% “net investment income tax” (described below) may apply to gains recognized upon the sale, exchange, or other taxable disposition of our Ordinary Shares by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on our income, assets, and activities for such year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our Ordinary Shares, our PFIC status may depend in part on the market price of our Ordinary Shares, which may fluctuate significantly. In addition, there may be certain ambiguities in applying the PFIC test to us. We have not performed an analysis of our PFIC status for our taxable year ended December 31, 2019, and no ruling from the IRS has been or will be sought with respect to our status as a PFIC. In addition, our actual PFIC status for our current taxable year (2020) or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ended December 31, 2019 or any subsequent taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, such U.S. Holders should be aware of certain tax consequences of investing directly or indirectly in us. Such a U.S. Holder is subject to different rules depending on whether the U.S. Holder makes an election to treat us as a “qualified electing fund,” or a QEF, for the first taxable year that the U.S. Holder holds Ordinary Shares, makes a “mark-to-market” election with respect to the Ordinary Shares, or makes neither election. An election to treat us as a QEF will not be available if we do not provide the information necessary to make such an election. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election.

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

Mark-to-Market Election. Alternatively, if our Ordinary Shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our Ordinary Shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations, thereby mitigating certain of the adverse consequences of PFIC status. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year that we are treated as a PFIC with respect to such U.S. Holder, the excess, if any, of the fair market value of our Ordinary Shares at the end of the taxable year over such holder’s adjusted tax basis in such Ordinary Shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in our Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to- market election. A U.S. Holder’s tax basis in our Ordinary Shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our Ordinary Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our Ordinary Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

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

Default PFIC Rules. For each year that we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder who does not make a timely QEF election (we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a QEF election) or a mark-to-market election, or a Non-Electing U.S. Holder, will be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Holder on the Ordinary Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Holder in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of such Ordinary Shares. Under these rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Holder’s holding period for such Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years prior to us becoming a PFIC would be taxed as ordinary income; and

●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

If we are treated as a PFIC for any taxable year during the holding period of a Non-Electing U.S. Holder, we will continue to be treated as a PFIC for all succeeding years during which the Non-Electing U.S. Holder is treated as a direct or indirect Non-Electing U.S. Holder even if we are not a PFIC for such years, unless (1) we cease to be PFIC, and (2) such Non-Electing U.S. Holder makes a “deemed sale” election with respect to our Ordinary Shares. If such an election is made, such U.S. Holder will be deemed to have sold our Ordinary Shares held at their fair market value on the last day of the last taxable year in which we were a PFIC, and any gain from such deemed sale would be subject to taxation under the excess distribution regime described above. After the deemed sale election, a U.S. Holder’s Ordinary Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. A U.S. Holder is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of Code Section 1298(b)(1).

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

Backup Withholding Tax and Information Reporting Requirements

Payments in respect of Ordinary Shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 24%. Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

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

I. Subsidiary Information.

The Company’s Singapore subsidiary had no activity in 2019.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses is denominated in NIS. We expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations. We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations. Currently, all of our transactions are in United States dollars and Israeli shekels.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are ineffective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is not accumulated and communicated to management, including our principal executive and financial officers, in a manner sufficient to allow timely decisions regarding required disclosure, due to lack of sufficient internal accounting personnel, segregation of duties, lack of sufficient internal controls (including IT general controls) that encompass the Company as a whole with respect to entity and transactions level controls in order to ensure complete documentation of complex and non-routine transactions and adequate financial reporting.

Management has identified corrective actions to remediate such material weaknesses, and subject to fundraising, which includes hiring additional employees, Management intends to implement procedures to remediate such material weaknesses during the fiscal year 2020; however, the implementation of these initiatives may not fully address any material weakness or other deficiencies that we may have in our disclosure controls and procedures.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, we have identified a material weakness related to our internal control over financial reporting as of December 31, 2019. As defined in Regulation 12b-2 under the Securities Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected on a timely basis. Specifically, as of December 31, 2019, the ineffectiveness of the Company’s internal control over financial reporting was due to identification of material weaknesses (i.e. lack of sufficient internal accounting personnel, segregation of duties, lack of sufficient internal controls (including IT general controls) that encompass the Company as a whole with respect to entity and transactions level controls) in order to ensure complete documentation of complex and non-routine transactions and adequate financial reporting during the year ended December 31, 2019.

Management has identified corrective actions to remediate such material weaknesses, subject to fundraising, which includes hiring additional employees. Management intends to implement procedures to remediate such material weaknesses during the fiscal year 2020; however, the implementation of these initiatives may not fully address any material weakness or other deficiencies that we may have in our disclosure controls and procedures.

(c)	Attestation Report of the Registered Public Accounting Firm

This annual report on form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

During the year ended December 31, 2019, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors determined that Ms. Lauren Chung shall serve as our audit committee financial expert following the establishment of our audit committee by our Board of Directors. Ms. Chung has the following attributes: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions. Ms. Chung is independent of our management.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fahn Kanne & Co. Grant Thornton Israel has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2019 and 2018. The following table provides information regarding fees paid by us to Fahn Kanne & Co. Grant Thornton Israel for all services, including audit services, for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
Audit Fees (1)	$70,000	$42,000
Audit Related Fees (2)	47,168	-
Tax Fees (3)	-	-
All other Fees	-	-
Total:	$117,168	$42,000

(1) “Audit fees” are aggregate fees for audit services, including fees associated with the annual audit, annual tax report, reviews of our quarterly financial results submitted in Reports of Foreign Private Issuer on Form 6-K, consultation on various accounting issues and audit services provided in connection with other statuary or regulatory filings.

(2) “Audit related Fees” are fees for professional services rendered by our auditors for uplist process.

(3) “Tax fees” are fees for tax services rendered by our auditors for tax compliance and for general tax consulting.

Pre-Approval of Auditors’ Compensation

Our Board of Directors pre-approves the engagement of our independent registered public accounting firm to perform certain audit and non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit	Description
1.1	Amended and Restated Articles of Association of Todos Medical Ltd. (filed as Exhibit 99.1 to the Company’s current report on Form 6-K (File No. 333-209744) filed on March 30, 2017, and incorporated herein by reference).

1.2	Charter of the Audit Committee of the Board of Directors

1.3	Charter of the Compensation Committee of the Board of Directors

2.1	Form of Warrant (filed as Exhibit 4.1 to the Company’s registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).

4.1	Research and License Agreement with B.G. Negev Technologies and Applications Ltd. and Mor Research Applications Ltd., dated April 26, 2010, as amended June 25, 2012 (filed as Exhibit 10.1 to the Company’s registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).

4.2	Addendum No. 2 to Research and License Agreement Dated March 19, 2017, as amended on June 25, 2012 with B.G. Negev Technologies and Applications Ltd. and Mor Research Applications Ltd. (filed as Exhibit 4.2 to Form 20-F (File No. 333-209744) filed on May 1, 2017, and incorporated herein by reference).

4.3	Summary English Translation of Lease Agreement for Corporate Offices in Rehovot, Israel (filed as Exhibit 10.4 to the Company’s registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).

4.4	Todos Medical Ltd. 2015 Israeli Share Option Plan (filed as Exhibit 10.7 to the Company’s registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).

4.5	Employment Agreement, dated March 16, 2017, between Todos Medical Singapore Pte Ltd. and Dr. Wee Yue Chew and warrant agreement, dated March 16, 2017, between Todos Medical Ltd. and Dr. Wee Yue Chew (filed as Exhibit 4.12 to Form 20-F (File No. 333-209744) filed on May 1, 2017, and incorporated herein by reference).

4.6	Convertible Bridge Loan Agreement, dated February 27, 2019, filed as Exhibit 4.1 to the Company’s Form 6-K filed on February 28, 2019

4.7	Amendment to Convertible Bridge Loan Agreement, dated February 27, 2019, filed as Exhibit 4.1 to the Company’s Form 6-K filed on March 12, 2019

4.8	Share Purchase and Assignment of License Agreement among Todos Medical Ltd., Amarantus Bioscience Holdings, Inc., and Breakthrough Diagnostics, Inc., dated February 27, 2019, filed as Exhibit 4.4 to the Company’s Form 6-K filed on February 28, 2019

4.9	Assignment and Loan Conversion Agreement among the Company, Adeline Holdings Ltd., Yitzhak Ostrovitsky, and Sorry Doll Ltd. and S.B. Nihul Merkakein Ltd., dated November 28, 2018

4.10	Marketing and Reseller Agreement, between the Company and Care G.B. Plus Ltd., dated December 20, 2018

4.11	Exclusive option agreement among the Company, Strategic Investment Holdings, LLC, Ascenda BioSciences LLC and Provista Diagnostics, Inc. dated January 6, 2020.

4.12	2% Convertible Redeemable Note made by the Company in favor of Shmuel Rotbard in the original principal amount of $375,000 dated June 15, 2020.

8.1	List of Subsidiaries, filed as Exhibit 21.1 to Company’s amended registration statement on Form F-1/A (File No. 333-209744) filed on July 27, 2016, and incorporated herein by reference.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 furnished herewith.

12.2	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 furnished herewith.

13.1	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

101.INS	XBRL Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

TODOS MEDICAL LTD.

Date: June 15, 2020	By:	/s/ Gerald Commissiong
Gerald Commissiong, CEO
Chief Executive Officer and Director

TODOS MEDICAL LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

TODOS MEDICAL LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Shareholders Todos Medical Ltd.	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101
T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

Opinion on the financial statements

We have audited the accompanying balance sheets of Todos Medical Ltd. (the “Company”) as of December 31, 2019 and 2018, the related statements of operations, changes in shareholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the financial statements, the Company has incurred net losses since its inception, and has not yet generated any revenues. As of December 31, 2019, there is an accumulated deficit of $17,507,868 and shareholders’ deficit of $6,248,812. These conditions, along with other matters as set forth in Note 1B, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

June 15, 2020

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

TODOS MEDICAL LTD.

BALANCE SHEETS

(U.S. dollars except share and per share amounts)

		As of December 31,
	Note	2019	2018
ASSETS
Current assets:
Cash and cash equivalents		$12,155	$63,550
Restricted cash	2d	5,275	9,343
Other current assets		8,799	32,990
Total current assets		26,229	105,883

Non-current assets:
Investment in affiliated company accounted for under equity method, net	3	*)-	-
Property and equipment, net	4	64,672	93,242
Total non-current assets		64,672	93,242

Total assets		$90,901	$199,125

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Loans, net	7	$112,635	$27,000
Accounts payable		414,460	163,174
Other current liabilities	5	799,625	211,435
Loans from shareholders	6	-	611,925
Liability for minimum royalties	9B	235,000	185,000
Total current liabilities		1,561,720	1,198,534

Non-current liabilities:
Convertible bridge loans, net	7	$3,427,207	$-
Loans from shareholders	6	310,477	-
Liability for minimum royalties	9B	188,000	188,000
Derivative warrants liability, net	8	752,309	28,525
Other current liabilities	9D	100,000	-
Total non-current liabilities		4,777,993	216,525

Commitments and contingent liabilities	9

Shareholders’ deficit:
Ordinary Shares of NIS 0.01 par value each:	10
Authorized: 1,000,000,000 shares at December 31, 2019 and 2018; Issued and outstanding: 103,573,795 shares and 72,399,932 shares at December 31, 2019 and 2018, respectively		279,747	190,679
Additional paid-in capital		10,979,309	4,286,740
Accumulated deficit		(17,507,868)	(5,693,353)
Total shareholders’ deficit		(6,248,812)	(1,215,934)

Total liabilities and shareholders’ deficit		$90,901	$199,125

*) Representing an amount less than $1,000.

The accompanying notes are an integral part of these financial statements.

TODOS MEDICAL LTD.

STATEMENTS OF OPERATIONS

(U.S. dollars except share and per share amounts)

		Year ended December 31,
	Note	2019	2018

Research and development expenses	12	$755,699	$459,184
Marketing expenses	13	666,872	-
General and administrative expenses	14	2,092,645	919,694

Operating loss		(3,515,216)	(1,378,878)

Financing (income) expenses, net	15	5,333,498	(921,337)
Share in losses of affiliated company accounted for under equity method	3	2,965,801	-

Net loss		$(11,814,515)	$(457,541)

Basic and diluted net loss per share		$(0.13)	$(0.01)

Basic and diluted weighted average number of ordinary shares outstanding		92,024,188	70,869,924

The accompanying notes are an integral part of these financial statements.

TODOS MEDICAL LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(U.S. dollars except share and per share amounts)

	Ordinary shares		Additional		Total
	Shares	Amount	paid-in capital	Accumulated deficit	Shareholders’ deficit

Balance at December 31, 2017	70,256,911	$184,961	$3,711,218	$(5,235,812)	$(1,339,633)
Changes during the year ended December 31, 2018:
Exercise of warrants, net of issuance expenses and amount classified to equity upon exercise (Note 10B1)	722,500	1,928	451,295	-	453,223
Exercise of stock options into ordinary shares (Note 10B2)	620,521	1,656	(1,656)	-	-
Issuance of units consisting of ordinary shares and stock warrants (Note 10B3)	800,000	2,134	78,211	-	80,345
Stock-based compensation (Note 11)	-	-	47,672	-	47,672
Net loss for the year	-	-	-	(457,541)	(457,541)
Balance at December 31, 2018	72,399,932	$190,679	$4,286,740	$(5,693,353)	$(1,215,934)
Changes during the year ended December 31, 2019:
Issuance of ordinary shares as consideration for unit consisting of investment in affiliated company and right to obtain control over affiliated company (Note 3)	17,986,999	51,391	2,466,789	-	2,518,180
Issuance of unit consisting of ordinary shares and stock warrants upon partial extinguishment of loans from shareholders (Note 6)	3,500,000	10,000	1,763,493	-	1,773,493
Partial conversion of convertible bridge loans into ordinary shares (Note 7)	1,811,864	5,177	330,344	-	335,521
Classification of derivative warrants liability into equity as result of partial conversion of convertible bridge loans into ordinary shares (Note 7)	-	-	60,365	-	60,365
Commitment for issuance of fixed number of ordinary shares and stock warrants upon modification of terms relating to convertible bridge loans transactions (Note 7)	-	-	162,405	-	162,405
Issuance of stock warrants to lenders upon convertible bridge loans transactions (Note 7)	-	-	290,875	-	290,875
Beneficial conversion feature upon modification of terms of convertible bridge loans (Note 7)	-	-	79,849	-	79,849
Issuance of ordinary shares as partial settlement of financial liability (Note 9D)	125,000	357	12,143	-	12,500
Commitment for issuance of fixed number of ordinary shares to service provider (Note 9F)	-	-	230,908	-	230,908
Issuance of ordinary shares (Note 10B4)	2,950,000	8,429	286,571	-	295,000
Issuance of ordinary shares to the Company’s chairman of the Board of Directors (Note 10B5)	300,000	857	59,143	-	60,000
Issuance of ordinary shares to service providers (Note 10B6)	4,500,000	12,857	742,143	-	755,000
Stock-based compensation (Note 11)	-	-	207,541	-	207,541
Net loss for the year	-	-	-	(11,814,515)	(11,814,515)
Balance at December 31, 2019	103,573,795	$279,747	$10,979,309	$(17,507,868)	$(6,248,812)

The accompanying notes are an integral part of these financial statements.

TODOS MEDICAL LTD.

STATEMENTS OF CASH FLOWS

(U.S. dollars except share and per share amounts)

	Year ended
	December 31
	2019	2018
Cash flows from operating activities:
Net loss	$(11,814,515)	$(457,541)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	29,643	25,502
Liability for minimum royalties	50,000	50,000
Stock-based compensation	1,253,449	47,672
Impairment of investment in affiliated company (Note 3)	1,345,180	-
Share in losses of affiliated company (Note 3)	447,621	-
Expiration of right to obtain control over affiliated company (Note 3)	1,173,000	-
Modification of terms relating to loans from shareholders (Note 6)	1,423,493	-
Exchange differences relating to loans from shareholders (Note 6)	48,552	(47,601)
Change in fair value of convertible bridge loans (Note 7)	2,321,867	-
Amortization of discounts and accrued interest on convertible bridge loans (Note 7)	958,741	-
Direct and incremental issuance costs allocated to First Warrant related to convertible bridge loans transactions paid with Warrants (Note 7)	11,055	-
Change in fair value of derivative warrants liability and fair value of warrants expired (Note 8)	499,874	(925,910)
Decrease (increase) in other current assets	24,191	(13,236)
Increase in accounts payables	363,469	163,174
Increase in other current liabilities	588,190	101,644
Net cash used in operating activities	(1,276,239)	(1,056,296)

Cash flows from investing activities:
Loans granted to affiliated company (Note 3)	(447,621)	-
Purchase of property and equipment	(1,073)	(15,370)
Net cash used in investing activities	(448,694)	(15,370)

Cash flows from financing activities:
Proceeds from issuance of units consisting of convertible bridge loans and stock warrants, net (Note 7)	1,374,470	27,000
Proceeds from issuance of units consisting of ordinary shares and stock warrants (Note 10B3 and Note 10B4)	295,000	100,000
Proceeds from exercise of stock warrants into ordinary shares, net (Note 10B1)	-	324,258
Net cash provided by financing activities	1,669,470	451,258

Change in cash, cash equivalents and restricted cash	(55,463)	(620,408)
Cash, cash equivalents and restricted cash at beginning of year	72,893	693,301
Cash, cash equivalents and restricted cash at end of year	$17,430	$72,893
Supplemental disclosure of non-cash activities:
Issuance of ordinary shares as consideration for unit consisting of investment in affiliated company and right to obtain control over affiliated company (Note 3)	$2,518,180	$-
Partial conversion of loans from shareholders into ordinary shares and stock warrant (Note 6)	$337,991	$-
Fair value of derivative warrants liability and convertible bridge loans classified into equity in connection with convertible bridge loans converted (Note 7)	$395,886	$-
Direct and incremental issuance costs related to convertible bridge loans transactions paid in Warrants (Note 7)	$68,145	$-
Commitment for issuance of fixed number of ordinary shares and stock warrants upon modification of terms relating to convertible bridge loans transactions (Note 7)	$162,405	$-
Beneficial conversion feature upon modification of terms of convertible bridge loans (Note 7)	$79,849	$-
Fair value of derivative warrants liability classified into equity in connection with warrants exercised during the period (Note 8)	$-	$128,965
Issuance of ordinary shares as partial settlement of financial liability (Note 9D)	$12,500	$-

The accompanying notes are an integral part of these financial statements.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - GENERAL

A.	Operations

Todos Medical Ltd. (the “Company”) was incorporated under the laws of the State of Israel and commenced its operations on April 22, 2010. The Company is a medical diagnostics company engaged in the development and commercialization of blood tests for the detection of immune-related diseases, beginning with cancer. The Company’s core technology centers on testing blood cells using a FTIR spectrometer to turn biological information into data (FTIR), and then using the Company’s proprietary TBIA data analytics platform to prospectively mine the data to develop algorithms that are indicative of the presence of cancer, and the tissue of origin in the body where the cancer is located (TBIA). TBIA is based upon technology originally invented by the researchers at BGU and Soroka, whose intellectual property has been licensed to the Company (see also Note 9B). Currently, the Company has received a CE Mark in the European Union authorizing the commercial use of the TBIA platform in the diagnosis of breast cancer and colon cancer. In addition, the Company has been issued patents in the United States, Europe and other international jurisdictions covering the use of TBIA to detect solid tumors.

On February 27, 2019, the Company entered into Shares Purchase and assignment of license agreement purchase to which the Company purchased 19.99% of the issued and outstanding common stock of Breakthrough Diagnostics, Inc. (“Breakthrough”). See also Note 3. Through Breakthrough, the Company has also entered the field of early detection of Alzheimer’s disease.

On January 27, 2016, the Company incorporated a wholly owned subsidiary in Singapore under the name of Todos Medical (Singapore) Pte Ltd. (“Todos Singapore”) for the purpose of purpose of advancing clinical trials of the Company’s core technology for breast cancer in Southeast Asia. As of December 31, 2019, Todos Singapore has not yet commenced its business operations and as a result consolidated financial statements were not prepared.

In August 2016, the Company’s registration statement on Form F-1 was declared effective by the U.S. Securities and Exchange Commission, and as of March 7, 2017, the Company’s shares began to be quoted on the OTCQB under the symbol “TOMDF”.

In connection with forming new entities subsequent to December 31, 2029, see also Note 18E.

B.	Going concern uncertainty

The Company has devoted substantially all of its efforts to research and development of its products and raising capital to fund this development. The development and commercialization of the Company’s products are expected to require substantial further expenditures. To date, the Company has not yet generated any revenues from operations, and therefore it is dependent upon external sources for financing its operations. Since inception through December 31, 2019, the Company has incurred accumulated losses of $17,507,868. As of December 31, 2019, the Company’s current liabilities exceed its current assets by $1,535,491, and there is a shareholders’ deficit of $6,248,812. The Company has generated negative operating cash flow for all periods. As of June 15, 2020, the total cash and cash equivalent balance (individual restricted cash) is approximately $300,000, such balance is expected to be sufficient for at least three months. Management has considered the significance of such condition in relation to the Company’s ability to meet its current obligations and to achieve its business targets and determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company plans to finance its operations through the sale of equity and to the extent available, short-term and long-term loans. There can be no assurance that the Company will succeed in obtaining the necessary financing to continue its operations as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

During the year ended December 31, 2018, the Company raised net amounts of $27,000, $324,258 and $100,000 through issuance of financial instruments as part of convertible bridge loans transactions, exercise of stock warrants into ordinary shares and private placement transactions, respectively (see also Note 7, Note 8 and Note 10B, respectively). During the year ended December 31, 2019, the Company raised net amounts of $1,374,470 and $295,000 through issuance of financial instruments as part of convertible bridge loans and private placement transactions, respectively (see also Note 7 and Note 10B, respectively).

In connection with raising capital subsequent to December 31, 2019, see also Note 18C.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

A.	Use of estimates in the preparation of financial statements

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions include (1) identification of and measurement of financial instruments in funding transactions; (2) Initial measurement of investment in affiliated company and subsequent equity method implications; (3) determination whether an acquired company represents a ‘business’; (4) initial and subsequent measurement of financial derivative asset to obtain control over affiliated company and (5) measurement of the fair value of equity awards.

B.	Functional currency

The functional currency of the Company is the US dollar (“$” or “dollar”), as the dollar is the primary currency of the economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. The Company’s operations are currently conducted in Israel and most of the Israeli expenses are currently paid in new Israeli shekels (“NIS”); however, most of the expenses are denominated and determined in the dollar. Financing and investing activities including loans, equity transactions and cash investments, are made in the dollar.

In accordance with ASC 830, “Foreign Currency Matters”, balances denominated in or linked to foreign currency are stated on the basis of the exchange rates prevailing at the applicable balance sheet date. For foreign currency transactions included in the statement of operations, the exchange rates applicable on the relevant transaction dates are used. Gains or losses arising from changes in the exchange rates used in the translation of such transactions are presented within financing income or expenses.

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

	As of December 31,
	2019	2018
Cash and cash equivalents	$12,155	$63,550
Restricted cash	5,275	9,343
Total cash, cash equivalents and restricted cash shown in statement of cash flows	$17,430	$72,893

E.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. When an asset is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition is reflected in the statements of operations.

Rate of depreciation	%

Laboratory equipment	15
Furniture and equipment	7-15
Computers	33
Vehicle	15

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

G.	Investment in affiliated company

Affiliated company is company held to the extent of 20% or more (which are not subsidiary), or company less than 20% held, which the Company can exercise significant influence over operating and financial policy of the affiliate.

The investment in affiliated company is accounted for by the equity method under ASC Subtopic 323-30, “Investments - Equity Method and Joint Ventures: Partnerships, Joint Ventures, and Limited Liability Entities”. Upon initial recognition, the purchase price has been determined as residual amount which was equal to the fair value of the equity consideration that was paid by the Company less the fair value allocated to the right to obtain control over affiliated company as described in section 2H below. The purchase price was fully attributed to acquired In-Process Research and Development intangible asset (“IPR&D”) which was assigned to the affiliated company.

Since at the closing date of the investment, the affiliated company was not considered as a business as no substantive process existed, and the IPR&D acquired is to be used in a research and development project which are determined not to have an alternative future use, the amount allocated to such IPR&D was charged to expense at the acquisition date. Consequently, based on purchase price allocation that was done by management by using the assistance of third-party appraiser, expenses were recognized in total amount of $1,345,180 as part of “Share in Losses of Affiliated Company” line in operations in the accompanying statement of operations for the year ended December 31, 2019 (see also Note 3).

Accordingly, the Company recognizes its proportionate share of the affiliated company’s net income or loss after the date of investment. When previous losses have reduced the common stock investment account to zero, the Company continues to report its share of equity method losses in its statement of operations to the extent of and as an adjustment to the adjusted basis of the other investments in the investee such as debt securities, long term loans or advances. Such additional equity method losses are applied to the other investments are based the seniority of the other investments (priority in liquidation) and on the percentage ownership interest in each type of other investment the Company holds (the ‘relative holdings approach’).

H.	Right to obtain control over affiliated company

The Company accounted for the right to obtain control over affiliated company, as a non-current financial derivative asset according to the provisions of ASC 815-10, “Derivatives and Hedging - Overall” (“ASC 815-10”). The Company accounted for the right as a financial asset measured upon initial recognition and remeasured on subsequent periods at fair value by using the Black-Scholes Option Pricing Model, which requires inputs such as the underlying share asset value and share price volatility. These assumptions are reviewed on a regular basis and change in the estimated fair value of the outstanding right was recognized each reporting period as part of in the “Share in Losses of Affiliated Company” line in operations in the accompanying statement of operations, until such right is exercised or expired (see also Note 3).

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

I.	Deferred income taxes

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

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2019 and 2018 financial statements and did not recognize any liability with respect to an unrecognized tax position in its balance sheets.

J.	Convertible Bridge Loans

The Company has considered the provisions of ASC Topic 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity” and determined that the embedded conversion feature of the convertible bridge loan should not be bifurcated from the host instrument, as at the initial investment date the loan was considered as straight loan with maturity term which is under the control of the Company. Accordingly, upon initial recognition, the bridge loan was recognized based on the amount allocated as described in Note 2R less the applicable issuance cost. The difference between the face value of the bridge loan and the amount that was allocated to such bridge loan as part of the bundle of financial instruments that were granted to lenders, represents a discount which is amortized as finance expense to profit or loss by using effective interest method over the term of the bridge loan until its stated maturity. Following the maturity date and subject to the Company’s discrete decision not to repay the loan for cash, the bridge loan became subject to the provision of ASC Topic 480 “Distinguishing Liabilities From Equity” as it represents an obligation to issue a variable number of shares (share-settled obligation). Thus, upon the lapse of the Company’s right to repay the bridge loan for cash, the bridge loan is measured at fair value through profit or loss with changes presented within financing income or expense, as applicable.

K.	Liability for employee rights upon retirement

The Company’s liability for severance pay is pursuant to Section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”), pursuant to which all the Company’s employees are included under Section 14, and are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in the employee’s name with insurance companies. Under Israeli employment law, payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. The fund is made available to the employee at the time the employer-employee relationship is terminated, regardless of cause of termination. The severance pay liabilities and deposits under Section 14 are not reflected in the balance sheets as the severance pay risks have been irrevocably transferred to the severance funds. All deposits required through December 31, 2019 have been made.

L.	Research and development expenses

Research and development expenses are charged to operations as incurred.

M.	Royalty-bearing grants

Royalty-bearing grants from the Israeli Innovation Authority of the Ministry of Industry, Trade and Labor (the “IIA”) for funding approved research and development projects are recognized at the time the Company is entitled to such grants (i.e. at the time that there is reasonable assurance that the Company will comply with the conditions attached to the grant and that there is reasonable assurance that the grant will be received), on the basis of the costs incurred and reduce research and development costs (see also Note 9A). The cumulative research and development grants received by the Company from inception through December 2019 amounted to $272,237.

As of December 31, 2019, and 2018, the Company did not accrue for or pay any royalties to the IIA as no revenue has yet been generated.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

N.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and restricted cash as well as certain other current assets that do not amount to a significant amount. Cash and cash equivalents, which are primarily held in Dollars and New Israeli Shekels, are deposited with major banks in Israel. Management believes that such financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments. The Company does not have any significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

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

The Company measures and discloses fair value in accordance with the ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2 - pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 - pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Level 3 inputs are considered as the lowest priority within the fair value hierarchy. The valuation of the right to obtain control over affiliated company, convertible bridge loans (following the maturity date and thereafter) and the freestanding stock warrants issued to the units’ owners (see also Note 2H, Note 2J above and Note 2T below) fall under this category.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The fair value of cash and cash equivalents is based on its demand value, which is equal to its carrying value. Additionally, the carrying value of all other short-term monetary assets and liabilities are estimated to be equal to their fair value due to the short-term nature of these instruments.

Q.	Basic and diluted net loss per ordinary share

The Company computes net loss per share in accordance with ASC 260, “Earning per Share”, which requires presentation of both basic and diluted loss per share on the face of the statement of operations.

Basic net loss per ordinary share is computed by dividing the net loss for the period applicable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the year using the treasury stock method with respect to stock options and certain stock warrants and using the if-converted method with respect to convertible bridge loans and certain stock warrants. In computing diluted loss per share, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. During the years ended December 31, 2019 and 2018 the total weighted average number of ordinary shares related to outstanding stock options, stock warrants and convertible bridge loans excluded from the calculation of the diluted loss per share was 23,069,233 and 6,489,221, respectively.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

R.	Allocation of proceeds and related issuance costs

When multiple instruments are issued in a single transaction (unit issuance), the total net proceeds from the transaction are allocated among the individual freestanding instruments identified. The allocation occurs after identifying all the freestanding instruments and the subsequent measurement basis for those instruments.

Financial instruments that are required to be substantively measured at fair value (such as derivative warrants liability) are measured at fair value and the remaining consideration is allocated to other financial instruments that are not required to be subsequently measured at fair value (such as convertible bridge loan and warrants eligible for equity classification), based on the relative fair value basis for such instruments.

The allocation of issuance costs to freestanding instruments was based on an approach that is consistent with the allocation of the proceeds, as described above.

Issuance costs allocated to the derivative warrant liability were immediately expensed, as discussed above. Issuance costs allocated to warrants stock classified as equity component are recorded as a reduction of addition paid-in capital. Issuance costs allocated to convertible bridge loan are recorded as discount of the host component and accreted up to face value of such loans using the effective interest method.

S.	Stock-based compensation

The Company measures and recognizes the compensation expense for all equity-based payments to employees based on their estimated fair values in accordance with ASC 718, “Compensation-Stock Compensation”. Share-based payments including grants of share options are recognized in the statement of operations as an operating expense based on the fair value of the award at the grant date. The fair value of share options granted is estimated using the Black-Scholes option-pricing model. The inputs for the valuation analysis of the share options include several assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon historical volatility of peer companies in the same industry on weekly basis since the marketability of the Company is considered low. The expected option term represents the period that the Company’s stock options are expected to be outstanding and is determined based on the simplified method until sufficient historical exercise data will support using expected life assumptions. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The expected dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend payouts. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future. The Company has expensed compensation costs, net of estimated forfeitures, applying the accelerated vesting method, over the requisite service period or over the implicit service period when a performance condition affects the vesting, and it is considered probable that the performance condition will be achieved.

Until December 31, 2018, Share-based payments awarded to consultants (non-employees) are accounted for in accordance with ASC Topic 505-50, “Equity-Based Payments to Non-Employees”. Commencing January 1, 2019, following the adoption of ASU 2018-07 which aligns the measurement and classification guidance for share-based payments to nonemployees with the guidance for share-based payments to employees (with certain exceptions), share-based payments to non-employees are accounted in accordance with ASC 718.

T.	Stock Warrants

The Second Warrant that was granted by the Company for lenders through convertible bridge loans transactions and stock warrants that were granted as result of modification of terms of certain convertible bridge loans transactions (see also Note 7) are classified as a component of permanent equity since they are freestanding financial instruments that are legally detachable and separately exercisable, contingently exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of shares of common stock upon exercise for a fixed exercise price. In addition, the warrants must require physical settlement and may not provide any guarantee of value or return. Such warrants were initially recognized based on the allocation method described in Note 2R above as an increase to additional paid-in capital. When applicable, direct issuance expenses that were allocated to the above warrants were deducted from additional paid-in capital.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

U.	Derivative Warrants Liability

The Company accounts for warrants to purchase Ordinary Shares in connection with private placement transactions, held by investors, that include a fundamental transaction feature pursuant to which such warrants could be required to be settled in cash upon certain events which some of them are not considered solely within the control of the Company, as a non-current liability according to the provisions of ASC 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity” (“ASC 815-40”). The Company accounted for these warrants as a financial liability measured upon initial recognition and on subsequent periods at fair value by using the Black-Scholes Option Pricing Model.

The First Warrant that was granted by the Company for lenders through convertible bridge loans transactions (see also Note 7) entitle the lenders to exercise the First Warrant for a variable number of shares and thus the fixed-for-fixed criteria is not met. Accordingly, the First Warrant were classified as a non-current liability according to the provisions of ASC 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity” (“ASC 815-40”). The Company accounted for these warrants as a financial derivative liability measured upon initial recognition and on subsequent periods at fair value by using the Black-Scholes Option Pricing Model.

The fair value of the aforesaid warrants derivative liability is estimated using the Black-Scholes Model which requires inputs such as the expected term of the warrants, share price volatility and risk-free interest rate. These assumptions are reviewed on a regular basis and changes in the estimated fair value of the outstanding warrants are recognized each reporting period as part of in the “Financing (income) expenses, net” line in operations in the accompanying statement of net loss, until such warrants are exercised or expired. When applicable, direct issuance expenses that were allocated to the above warrants were expensed as incurred.

V.	Beneficial Conversion Features

Upon initial recognition or upon modification of a convertible instrument (such as the convertible bridge loans) the Company considered the provisions of ASC 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity” (“ASC 815-40”), and determined that the embedded conversion feature of the convertible bridge loan should not be separated from the host instrument. Furthermore, the Company applied ASC 470-20, “Debt - Debt with Conversion and Other Options” (“ASC 470-20”), which clarifies the accounting for instruments with BCFs or contingently adjustable conversion ratios and has applied the BCFs guidance to determine whether the conversion feature is beneficial to the lender.

The BCFs were calculated by allocating the proceeds received to the convertible bridge loans and to any detachable freestanding financial instrument (detachable warrants) included in the transaction, and by measuring the intrinsic value of the conversion option based on the effective conversion price as a result of the convertible bridge loans allocated proceeds.

The intrinsic value of the conversion option was recorded as an additional discount on the Convertible Bridge Loan with a corresponding amount credited directly to equity as additional paid-in capital. After the initial recognition, the discount is amortized as interest expense over the contractual term of the Convertible Bridge Loan.

W.	Modification of stock-based compensation awards

A modification to the terms and/or conditions of an award (i.e. a change of award’s fair value, vesting conditions or classification as an equity or a liability instrument) is accounted for as an exchange of the original award for a new award resulting in total compensation cost equal to the grant-date fair value of the original award, plus the incremental value of the modification to the award. The calculation of the incremental value is based on the excess of the fair value of the modified award based following the modification over the fair value of the original award measured immediately before its terms were modified.

X.	Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications did not have any effect on the reported results of operations, shareholder’s deficit or cash flows.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Y.	Recent Accounting Pronouncements

1.	Accounting Standards Update 2016-02, “Leases (Topic 842): Section A - Leases: Amendments to the FASB Accounting Standards Codification; Section B - Conforming Amendments Related to Leases: Amendments to the FASB Accounting Standards Codification; Section C - Background Information and Basis for Conclusions”

Commencing January 1, 2019, the Company adopted ASC Update 2016-02, Leases (Topic 842), under which, lessees are required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1. A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and, 2. A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing.

As the existing real estate operating leases of the Company are in low value, this guidance had no material impact on the Company’s financial statements.

2.	Accounting Standard Update 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting

Commencing January 1, 2019, the Company adopted ASC Update 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” (ASU 2018-07). ASU 2018-07 aligns the measurement and classification guidance for share-based payments to nonemployees with the guidance for share-based payments to employees, with certain exceptions.

Consistent with the accounting requirement for employee share-based payment awards, awards within the scope of Topic 718 will be measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the good has been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. Equity-classified nonemployee share-based payment awards will be measured at the grant date.

With respect to awards with performance conditions ASU 2018-07 concludes that, consistent with the accounting for employee share-based payment awards, an entity will consider the probability of satisfying performance conditions when nonemployee share-based payment awards contain such conditions.

ASU 2018-07 also requires that the classification of equity classified nonemployee share-based payment awards will continue to be subject to the requirements of Topic 718 unless the award was modified after the good has been delivered, the service has been rendered, any other conditions necessary to earn the right to benefit from the instruments have been satisfied, and the nonemployee is no longer providing goods or services. This eliminates the requirement to reassess classification of such awards upon vesting.

Based on the limited grants of share-based payments to nonemployees as of the adoption date, it was determined that the adoption of ASU 2018-07 did not have a significant impact on the Company’s financial statements.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 3 - INVESTMENT IN AFFILIATED COMPANY, NET

On February 27, 2019 (the “Effective Date”), following execution of the Convertible bridge loan transactions (see also Note 7), the Company signed a Definitive Joint Venture Agreement (the “Joint Venture Agreement”) and closed the Joint Venture Transaction, pursuant to which the Company issued 19.99% of its outstanding ordinary shares to Amarantus Bioscience Holdings, Inc. (“Amarantus”), a biotechnology holding company, in exchange for 19.99% of Breakthrough Diagnostics, Inc., a wholly-owned subsidiary of Amarantus (“Breakthrough”), and Amarantus assigned to Breakthrough exclusive license to develop and commercialize the LymPro Test®, an immune-based neurodiagnostic blood test for the detection of Alzheimer’s disease (the “License”). This share transaction was consummated at February 27, 2019 (the “Closing Date”) Following the Closing Date, the Company issued to Amarantus 17,986,999 ordinary shares (the “Equity Consideration”).

In addition, Amarantus granted the Company an exclusive option, in effect for 60-days from the Closing Date (the “Expiration Date”), to acquire the remaining 80.01% of Breakthrough Diagnostics in exchange for an additional 30.01% of the Company’s outstanding shares (the “Option Transaction”). Upon exercise of the Option Transaction, the Company would own 100% of the Subsidiary and Amarantus would own 49.99% of the Company. The Company is required to notify Amarantus in writing of its intention to exercise the Option, and the closing of the Option transaction shall take place within fourteen days of Amarantus’ receipt of such notice.

Under ASC Subtopic 323-30, “Investments - Equity Method and Joint Ventures: Partnerships, Joint Ventures, and Limited Liability Entities”, the management determined that the Company has the ability to exercise significant influence over operating and financial policies of Breakthrough and therefore an equity method was applied at the Closing Date at residual amount of $1,345,180, which was the difference between the fair value of the total Equity Consideration that was paid by the Company in total amount of $2,518,180 less the fair value of the Option Transaction of $1,173,000, as was determined by the management by using the assistance of third-party appraiser.

At the Closing Date, Breakthrough was determined to be excluding substantive process as required under the definition of business in accordance with the provisions of ASC Topic 805 “Business Combination”. In addition, it was determined that the License represents IPR&D with no alternative future use. Consequently, the Company expensed immediately the allocated amount to the investment in affiliated company in amount of $1,345,180. Following the Closing Date and through its Expiration Date, the Company has not exercised the Option Transaction and consequently the Option Transaction amounting to $1,173,000 was expensed at the Expiration Date. Both amounts were recorded as part of “Share in Losses of Affiliated Company” line in operations in the accompanying statement of operations for the year ended December 31, 2019.

The changes in Level 3 asset associated with Option Transaction to obtain control over affiliated company are measured at fair value on a recurring basis. The following table summarizes the observable inputs used in the valuation of the Option Transaction asset as of the Closing Date:

As of Closing Date
Share price (U.S. dollars)	$5,385
Exercise price (U.S. dollars)	$5,423
Expected volatility	137.2%
Risk-free interest rate	2.44%
Dividend yield	-
Expected term (years)	0.16

The following tabular presentation reflects the Investment in affiliated company:

As of December 31, 2019
Investment in affiliated company, net (1)	$(447,621)
Non-current loans (2)	447,621
Total Investment in affiliated company, net	$-

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 3 - INVESTMENT IN AFFILIATED COMPANY, NET (CONT.)

(1)	The investment in affiliated company as follows:

Investment in Affiliated Company
As of the Closing Date	$1,345,180
Less amortization of In-Process Research and Development asset	(1,345,180)
Less accumulated net losses	(447,621)
As of December 31, 2019	$(447,621)

(2)	As part of the Joint Venture Agreement, during the year ended December 31, 2019, the Company provided Breakthrough with an interest-free loan with no maturity date in total amount of $447,621. Following the reduction of the investment in affiliated company to zero amount, the Company considered to recognized additional losses to other investments (non-current loans) based on the seniority of such other investments and the percentage ownership interest applicable for such other investment.

NOTE 4 - PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2019	2018
Laboratory equipment and others	$151,260	$151,260
Computers	8,253	7,180
Vehicle	5,204	5,204
Furniture and equipment	12,851	12,851
	177,568	176,495
Less - accumulated depreciation	(112,896)	(83,253)
Total property and equipment, net	$64,672	$93,242

Total depreciation expenses for the years ended December 31 ,2019 and 2018 were $29,643 and $25,502, respectively.

NOTE 5 - OTHER CURRENT LIABILITIES

	As of December 31,
	2019	2018
Accrued payroll and related taxes	$172,648	$111,076
Provision for vacation	36,819	12,807
Accrued expenses	590,158	87,552
	$799,625	$211,435

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 6 - LOANS FROM SHAREHOLDERS

During the years 2011-2014, the Company received loans from two separate shareholders. The loans matured on December 31, 2019 and bear no interest. The loans are denominated in New Israel Shekels (NIS) and are linked to the Israeli consumer price index as of January 1, 2015. The loans may be prepaid by the Company from time to time according to the Company’s cash availability.

On November 20, 2018, the Company entered into Assignment of a Loan Agreement (the “Assignment Agreement”) with two of its shareholders (the “Assigners”), pursuant to which the Assigners assigned their loan amounted to $350,000 (the “Loan”) to S.B. Nihul Mekarkein Ltd. and Sorry Doll Ltd (collectively the “Assignees”). According to the terms of the Assignment Agreement, it was agreed that upon shareholders’ approval the Loan is eligible for conversion into 3,500,000 Ordinary Shares of the Company at a conversion price of $0.10 per share (the “Shares”). In addition, it was agreed that upon shareholders’ approval the Assignees are entitled to an option to purchase 7,000,000 Ordinary Shares of the Company at a price-per-share of $0.20 for exercise period of five years from the signing of the Assignment Agreement (the “Option”).

On April 29, 2019 (the “Commitment Date”), the Company held its Annual General Meeting of Shareholders, at which the shareholders of the Company approved inter alia the aforesaid related-party loan conversion transaction including the Option grant.

At the Commitment Date, the Company by assistance of third-party appraiser measured the fair value of the Option in total amount of $1,108,493 by using Black-Scholes-Merton pricing model in which the assumptions that have been used are as follows: expected dividend yield of 0%; risk-free interest rate of 2.31%; expected volatility of 127.8%, and Option exercise period based upon the stated terms. In addition, at the Commitment Date, the fair value of the Shares was $665,000 which was based on the closing share price of the Company. Consequently, the Company recorded loss from extinguishment of loans from shareholders as part of “Financing income (expenses), net” line in operations in the accompanying statement of operations in total amount of $1,423,493.

As of December 31, 2019, the remaining outstanding loans from shareholders in total amount of $310,477 have been classified as non-current liability as result of execution of loan conversion agreement that was entered into effect in May 2020 under which the loan will be converted into shares of the Company based on the terms in the Assignment Agreement (see also Note 18D3).

The following tabular presentation reflects the reconciliation of the carrying amount of the loans from shareholders during the year ended December 31, 2019:

	As of December 31,
	2019	2018
Opening balance, classified as a current liability	$611,925	$659,526
Less: Partial conversion of loans from shareholders	(350,000)	-
Plus: Exchange differences relating to loans from shareholders	48,552	(47,601)
Closing balance, classified as a non-current liability	$310,477	$611,925

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 7 - CONVERTIBLE BRIDGE LOANS, NET

During the years ended December 31, 2019 and 2018, the Company entered into certain Convertible Bridge Loan Agreements (the “Loan Agreements”), under which the Company obtained an aggregate net cash amount of $1,442,250 and $27,000, respectively, (which representing 90% of the gross Principal Amount of the loans) (the “Net Principal Amount”) from several private lenders (the “Lenders”), in order to use for the Company’s working capital needs and finance the Company’s activities through the consummation of a proposed public offering and its planned up listing to the NASDAQ Capital Market.

The Principal Amount has been originally issued with 10% discount of aggregated amount of $163,250, bear interest at a flat rate of 10% (the “Interest”) and have a maturity date of 6-months period after receipt of the Loans funds (the “Maturity Date”). The Company will be required to pay 10% penalty upon repayment of the Principal Amount prior to the Maturity Date. Upon the Maturity Date of the loans, the Company will be required to repay the Principal Amount of the Loan and unpaid Interest for cash. From the initial recognition and until the Maturity Date, the loans are presented as current liability. Subject to the Company’s discrete decision not to repay the Principal Amount and unpaid Interest for cash, the Principal Amount and the unpaid Interest shall become convertible into the Company’s Ordinary Shares following the Maturity Date and thereafter at a conversion price equal to 70% of the average closing bid price of the Company’s Ordinary Shares in the 5-days prior to the conversion date. In the event the Company’s defaults under the Agreements, the conversion price shall be reduced to 60% of the average closing bid price of the Company’s Ordinary Shares in the 15-days prior to the conversion date. Following the Maturity Date, the convertible loans are reclassified to non-current liability.

As part of the transaction, the Company issued to the Lenders Convertible Promissory Notes (the “Notes”) and two freestanding ordinary share purchase warrants for the purchase of ordinary shares (the “First Warrant” and the “Second Warrant”, respectively and together “Warrants”).

The First Warrant provides the Lenders with 25% warrant coverage, with the warrant exercise price to be equal to the offering price in the Company’s proposed public offering, or, in the event the Principal Amount are converted into ordinary shares, the warrant exercise price will be equal to the applicable closing bid price of the Company’s shares at the time of the conversion of the Principal Amount. The term of the First Warrant is three years from the date of the determination of the exercise price. The First Warrant may be exercised by cash payment or through cashless exercise by the surrender of warrant shares having a value equal to the exercise price of the portion of the warrants being exercised. Each warrant may be exercised by cash payment or through cashless exercise by the surrender of warrant shares having a value equal to the exercise price of the portion of the warrants being exercised. The First Warrant permits the lenders to receive a variable number of shares of common stock upon exercise and therefore was accounted for as non-current financial derivative. See also Note 8.

The Second Warrant provides the Lenders an additional 25% warrant coverage, under the same terms as the aforesaid warrant, except the exercise price which is equal to 150% of the closing bid price of the Company’s shares on the day prior to the closing of the bridge loan transaction. The Second Warrant permits the lenders to receive fixed number of shares of common stock upon exercise and therefore was classified as additional paid-in capital versus discount on the Notes.

At the initial date, the management by assistance of third-party appraiser measured the First Warrant at fair value in total amount of $205,075. The remaining amount of the net proceeds were allocated in total amount of $938,151 and $326,024 to the Notes and Second Warrant, respectively, based on their relative fair value. See also Note 2R.

Commencing the initial recognition date through December 31, 2019, Principal Amount and unpaid Interest in total amount of $335,521 have been converted into 1,811,864 Ordinary shares. Following such partial conversion of bridge loans into ordinary shares, the exercise price of certain portion of the First Warrant has been determined as a fixed price and accordingly the applicable amount of $60,365 was reclassified into additional paid-in capital. See also Note 8.

In addition, on December 17, 2018 (the “Effective Date”), the Company entered into Engagement Agreement (the “Agreement”) with Alternative Execution Group LLC (“AEXG”) whereby AEXG will render non-exclusive advice and service to the Company concerning equity and/or debt financing with certain Related Parties as defined in the Agreement.

In consideration for AEXG’s non-exclusive services with respect to the aforesaid Loan Agreements, during the year ended December 31, 2019, the Company incurred cash and non-cash expenses in form of stock warrants (“Placement Agent Warrant”) in total aggregate amount of $158,400 which was allocated to the identified components (i.e. convertible bridge loans, First Warrant and Second Warrant) consistent with the allocation of the proceeds issuance expenses. Consequently, an amount of $101,142 out of which was recorded as additional discount of the convertible bridge loans at the outset of the transactions.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 7 - CONVERTIBLE BRIDGE LOANS, NET

The following tabular presentation reflects the reconciliation of the carrying amount of the convertible bridge loans during the year ended December 31, 2019:

As of December 31,
2019
Opening balance	$-
Plus: Net principal amount received	1,469,250
Less: Debt issuance costs	(101,142)
Less: Fair value of derivative First and Second Warrants	(531,099)
Plus: Amortization of discounts and accrued interest on convertible bridge loans	958,741
Less: Partial conversion of convertible bridge loans into equity	(335,521)
Less: Modification of terms relating to convertible bridge loans transactions	(354,889)
Plus: Change in fair value of convertible bridge loans	2,321,867
Closing balance	$3,427,207

On February 20, 2020, the Company entered into convertible note extension agreements and lock-up agreements with certain institutional investors who participated in the Company’s Loan Agreements. See also Note 18C1A.

Commencing January 1, 2020 through the release date of these financial statement, the Company entered into certain new convertible bridge loan transactions under which the Company obtained an aggregate net amount of $900,000. See also Note 18C1B and Note 18C1C.

Commencing January 1, 2020 through the release date of these financial statement, Principal Amount and unpaid Interest in total amount of $553,973 have been converted into 36,668,926 Ordinary shares. See also Note 18C1D.

Amendments to Loan Agreements

A.	On December 2, 2019, the Company entered into convertible note extension agreement and lock-up agreement with one of the lenders whereby it was determined to extend the original Maturity Date of applicable Note until February 14, 2020 (the “Amended Maturity Date”) in exchange for (1) waiver of the conversion feature of the applicable Note and accrued Interest prior to the Amended Maturity Date, unless such conversion is either (1) at the Fixed Conversion Price as defined in the amendment or (2) upon an Event of Default in which case the Maturity Date shall be accelerated and the Note shall be convertible at the Alternate Conversion Price as defined in the amendment (2) the Interest shall be amended to be at a rate of 24% and (3) issuance of 500,000 stock warrants to purchase the same number of ordinary shares, at an exercise price equal to $0.15 per stock warrant at any time after the issuance date and up to five years thereafter.

B.	On December 10, 2019, the Company entered into convertible note extension agreement and lock-up agreement with another lender whereby it was determined to extend the original Maturity Date of applicable Note until February 2020 (the “Amended Maturity Date”) in exchange for (1) waiver of the conversion feature of the applicable Principal Amount and accrued Interest prior to the Amended Maturity Date, but the lender has at any time after the effectiveness of the Company’s Registration Statement on Form F-1 that is being filed pursuant to the Company’s proposed public offering and Uplisting (including immediately prior to an Event of Default) the option to convert the applicable Principal Amount and accrued Interest into the units that are being registered pursuant to the Company’s proposed public offering and Uplisting (the “Units”), at a conversion price equal to 70% of the price of the Units in such public offering, subject to the availability of Units registered pursuant to the Company’s registration statement for such public offering and (2) issuance of 350,000 newly issued restricted ordinary shares, par value NIS 0.01 each and issuance of 1,666,667 stock warrants to purchase the same number of ordinary shares, at an exercise price equal to $0.15 per stock warrant at any time commencing six months after the issuance date and up to three years thereafter.

The management has determined by using the assistance of third-party appraiser that the fair value of the modified loan plus the fair value of the ordinary shares and stock warrants approximately amounted to the fair value of the convertible bridge loans prior to the modification date. The Company reduced the non-current balance of the convertible bridge loan in total amount of $354,889 and recorded an amount of $24,500 and $137,905 which represented the fair value at the commitment date of ordinary shares to be issued and issued stock warrants, respectively, as an increase of additional paid-in capital. In addition, due to waiver of the conversion feature and the new Amended Maturity Date that was determined, the fair value of the applicable loans in total amount of $192,484 (which was off-set by embedded BCF in total amount of $79,849 which was recorded versus increase of additional paid-in capital) was classified as current liability on the balance sheet as of December 31, 2019.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 8 - DERIVATIVE WARRANTS LIABILITY

The Company allocated approximately $19,655, $244,000 and $168,000, for the years ended December 31, 2018, 2016 and 2015, respectively, of proceeds from its units that were issued under Private Placement transactions to the fair value of 600,000, 4,518,406 and 3,106,000 warrants issued during the years ended December 31, 2018, 2016 and 2015, respectively. These warrants were classified as financial liability because of provisions in such warrants that allow for the net cash settlement of such warrants in the event of certain fundamental transactions, as defined in the warrant agreement (some of which are not considered solely within the control of the Company).

In addition, the Company allocated approximately $205,075 for the year ended December 31, 2019, of proceeds from its units that were issued under convertible bridge loans transactions to the fair value of First Warrant issued during the year ended December 31, 2019 (see also Note 7). In addition, the Company has an obligation to issue warrants in total amount of $80,000 to the placement agent in connection with the convertible bridge loans transactions (see also Note 7). These warrants are classified as financial liability because of provisions in such warrants that that permit the holders to receive a variable number of shares of common stock upon exercise (see also Note 2S).

The remaining outstanding warrants and terms as of December 31, 2019 and 2018 is as follows:

Issuance date	Outstanding as of December 31, 2018	Outstanding as of December 31, 2019	Exercise Price	Exercisable as of December 31, 2019	Exercisable Through

Series (2015)	1,502,500	1,502,500	$0.5	1,502,500	April 2021
Series (2016)	2,628,406	375,000	$0.5	375,000	March 2022
Series (2018)	600,000	600,000	$0.125	600,000	November 2021
First Warrant	-	(*)	(*)	-	(**)
	4,730,906	2,477,500		2,477,500

(*)	The number of First Warrant instruments has not been determined as the First Warrant provides the Lenders with 25% warrant coverage, with the warrant exercise price to be equal to the offering price in the Company’s proposed public offering, or, in the event the Loan Amount are converted into ordinary shares, the warrant exercise price will be equal to the applicable closing bid price of the Company’s shares at the time of the conversion of the Loan Amount. However, based on the share price of the Company as of December 31, 2019, the number of the First Warrant would have been 20,896,789 shares.

(**)	The exercise period is three years from the date of the determination of the exercise price.

Since certain conditions in the warrant agreements do not meet the specific conditions for equity classification, the Company is required to classify the fair value of these warrants as a non-current financial liability, with changes in fair value to be recorded as income (loss) due to change in fair value of warrant liability. The estimated fair value of derivative warrant liability at December 31, 2019 and 2018, was $752,309 and $28,525, respectively.

As quoted prices in active markets for identical or similar warrants are not available, the Company uses directly observable inputs in the valuation of its derivative warrant liabilities (level 3 measurement).

The Company uses the Black-Scholes valuation model to estimate fair value of these warrants. In using this model, the Company makes certain assumptions about risk-free interest rates, dividend yields, expected stock price volatility, expected term of the warrants and other assumptions. Expected volatility was calculated based upon historical volatility of peer companies in the same industry on weekly basis since the marketability of the Company is considered low. Risk-free interest rates are derived from the yield on U.S. Treasury debt securities. Dividend yields are based on historical dividend payments, which have been zero to date. The expected term of the warrants is based on the time to expiration of the warrants from the measurement date.

In May 2018, the Company offered to the holders of the warrants the option to convert 25% of the warrants into shares in exchange for extending the exercise the period of their warrants for an additional 3 years. As a result of such offer, in May 2018, certain holders exercised 722,500 warrants into the same number of Ordinary Shares for gross cash consideration of $361,250 (see also Note 10B1). During the year ended December 31, 2019, stock warrants have not been exercised.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 8 - DERIVATIVE WARRANTS LIABILITY (cont.)

The following table summarizes the observable inputs used in the valuation of the derivative warrant liabilities as of December 31, 2019 and 2018:

	As of December 31, 2019			As of December 31, 2018
	Series (2015)	Series (2016)	Series (2018)	Series (2015)	Series (2016)	Series (2018)
Share price (U.S. dollars)	$0.040	$0.040	$0.040	$0.094	$0.094	$0.094
Exercise price (U.S. dollars)	$0.50	$0.50	$0.125	$0.5	$0.5	$0.125
Expected volatility	109.15%	122.46%	102.92%	63%	63%	63%
Risk-free interest rate	1.59%	1.58%	1.58%	2.92%	2.92%	2.92%
Dividend yield	-	-	-	-	-	-
Expected term (years)	1.35	2.21	1.58	2.4	0.47	2.88

	First Warrant
	Closing Date	As of December 31, 2019
Share price (U.S. dollars)	$ 0.12-$0.26	$0.040
Exercise price (U.S. dollars)	$ 0.12-$0.26	$0.018
Expected volatility	125.31%-129.94%	102.55%-125.71%
Risk-free interest rate	1.74%-2.56%	1.58%-1.62%
Dividend yield	-	-
Expected term (years)	2.38	1.96-2.99
Probability for uplisting	75%	75%

	Series (2015)	Series (2016)	Series (2018)	First Warrant	Placement Agent Warrant	Total
Balances at December 31, 2017	$76,768	$182,948	$-	$-	$-	$259,716
Amount classified to equity upon exercise	(88,803)	(40,162)	-	-	-	(128,965)
Expired	(178,498)	-	-	-	-	(178,498)
Issued	-	-	19,655	-	-	19,655
Changes in fair value	(281,119)	(466,293)	-	-	-	(747,412)
Balances at December 31, 2018	$5,996	$2,874	$19,655	$-	$-	$28,525
Amount classified to equity upon determination of the exercise price (*)	-	-	-	(60,365)	-	(60,365)
Expired	-	(88)	-	-	-	(88)
Issued	-	-	-	205,075	(**)79,200	284,275
Changes in fair value	(3,901)	-	(13,351)	517,213	-	499,874
Balances at December 31, 2019	$2,095	$2,786	$6,304	$661,923	$79,200	$752,309

(*)	Following the partial conversion of certain convertible bridge loans into ordinary shares (see also Note 7), the exercise price of certain portion of the First Warrant has been determined as a fixed price and accordingly the applicable amount was reclassified into additional paid-in capital.
(**)	The fair value of the Placement Agent Warrant is equal to 8% of the total proceeds received by the Company from introduced investor and/or lenders by the Placement Agent (see also Note 7).

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

A.	Israeli Innovation Authority

Commencing 2012 through 2013, the Company received grants of $162,017 from the IIA (Israeli Innovation Authority) for its plans to develop a series of patient-friendly blood tests that enable the early detection of a variety of cancers (the “Development Plan”). Such contingent obligation has no expiration date. In 2016, the IIA approved further grants (under the same terms) up to maximum amount of approximately $185,000, of which the Company received $110,220 in 2016. The receipt of such amounts is dependent on numerous conditions being met. Amounts were not received in 2019 and 2018. The Company is required to pay royalties to IIA at a rate of 3% in the first 3-years period and 3.5% commencing from the fourth year, of the proceeds from the sale of the Company’s products arising from the Development Plan up to an amount equal to $272,237, plus annual interest equal to 12-month LIBOR applicable to dollar deposit.

As of December 31, 2019, and 2018, the Company did not accrue for or pay any royalties to the IIA as no revenue has yet been generated.

B.	B.G. Negev Technologies and Applications Ltd. and Mor Research Applications Ltd.

At inception date, the Company entered into a License Agreement (“Agreement”) with B.G. Negev Technologies and Applications Ltd (a wholly owned subsidiary of Ben Gurion University - Israel) and Mor Research Applications Ltd. (a wholly owned subsidiary of Clalit Medical Services - Israel) (“Licensors”) in which the Company obtained an exclusive world-wide license to develop, research, commercialize, produce, market and sub-license, products based on the Licensors’ technology. The Company’s technology is built on this license which is therefore material to the Company. According to the Agreement, future royalties would be paid to the licensors based on the following royalty rates:

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

Without any connection to the Company’s sales, the Company is required to pay minimum royalties to the Licensors according to the following schedule (subject to the termination clause described below):

1.	Year 2015 - $10,000
2.	Year 2016 - $25,000
3.	Year 2017 and thereafter - $50,000 per year.

In any specific year, the total royalties payable to the Licensors shall be the higher of:

1.	the regular royalties based on the royalty rates as described above and
2.	the minimum royalties.

The minimum royalties will be paid to the Licensors regardless of whether the Company succeeds in generating revenues from sales of the products arising from the usage of the Licensors’ technology.

The Agreement term is unlimited but each party is entitled to terminate the Agreement as a result of material breach or failure to comply with material term by the other party, as a result of liquidation or insolvency of the other party (“Termination for Cause”). In addition, the Company was entitled to terminate the Agreement if during a period of 7-years following the transaction effective date, the Company, at its sole discretion, determined that commercialization of the leukemia licensed products is not commercially viable. After such period, the Company is not entitled to terminate the Agreement other than in accordance with the Termination for Cause provisions. As of December 31, 2019, the Company did not reach a determination regarding viability of commercialization of the leukemia licensed products.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

B.	B.G. Negev Technologies and Applications Ltd. and Mor Research Applications Ltd. (Cont.)

However, since the 7-year period ended prior to December 31, 2019, the Company may not terminate the agreement other than Termination for Cause. The Company has accrued the amount of the non-cancellable minimum royalties and the future liability with respect to the commitment to pay minimum royalties to the Licensors for any future periods in a total amount of $423,000 of which $235,000 is considered a current liability and $188,000 is considered non-current liability. This balance was measured based on the future cash payments discounted using an interest rate of 21% which represents, according to management estimate, the applicable rate of risk for the Company.

On May 20, 2020, the Company and the Licensors agreed on an amendment to the license agreement, according to which the minimum royalties payable to the Licensors in respect of the years 2015 until 2020 in an aggregate amount of $250,000 shall be paid in cash on December 31 2020.

C.	In January 2015, the Company signed a one-year lease agreement for office space leasing in Rehovot, Israel for a monthly consideration of NIS 6,780 (approximately $1,830). The lease was renewed by the Company on February 1, 2018 for an additional term of one year at NIS 7,200 (approximately $1,892) per month, with automatic renewal for a second one-year period at NIS 7,400 per month, unless one party provides the other with written notice of non-renewal. Lease payments are linked to the Israeli CPI based on the Israeli Customer Price Index (CPI) based on the CPI published on February 15, 2015, which until December 31, 2019, has not changed significantly. The total expected future lease commitments from January 2020 through January 2021 are approximately $22,000. In addition, the aforesaid lease was renewed by the Company on February 1, 2020 for additional one year.

The payments above are associated with lease of premises with law value and therefore are out of scope of ASC 842 “Leases”. Consequently, leasing payments are recognized on a straight-line basis as an expense in the accompanying statements of operations.

D.	MDM Worldwide Inc.

On June 21, 2018, the Company had entered into an Investor Relations Agreement with MDM Worldwide Solution Inc. (“MDM”) whereby the Company agreed to pay MDM a monthly fee of $12,000 for IR services.

On July 17, 2019, the Board of Directors approved the conversion of up to $100,000 owed by the Company to MDM into ordinary shares, at a conversion price of $0.10 per share, for an issuance of up to 1,000,000 shares to MDM. Consequently, during the year ended December 31, 2019, the Company issued 125,000 ordinary shares of NIS 0.01 par value as settlement of financial liability to MDM in total amount of $12,500. See also Note 10B6.

In addition, an amount of $100,000 have been classified as non-current liability as result of execution of new exchange agreement that was entered into effect in May 2020 under which this amount will be converted into shares of the Company based on the terms in the exchange agreement (see also Note 18D1).

E.	Care G.B. Plus Ltd.

On December 20, 2018 (the “Effective Date”), the Company entered into Marketing and Reseller Agreement with Care G.B. Plus Ltd (“Care G.B.”) whereby the Company granted Care G.B. an exclusive right to market, distribute and resell the Company’s breast cancer screening products to customers located in and taking delivery in the State of Israel, including the Palestinian Authority (the “Product”, “Exclusivity” and “Territory”, respectively). On April 29, 2019, the Company held its Annual General Meeting of Shareholders, at which the shareholders of the Company approved inter alia the aforesaid Marketing and Reseller Agreement.

Commencing the second anniversary of the Marketing and Reseller Agreement, Care G.B.’s Exclusivity is subject to Care G.B. achieving annual milestones to be set by both parties (“Annual Milestones”). If Care G.B. is not achieving at least 50% of the Annual Milestones, the Company has its own discretion either to cancel Care G.B.’s Exclusivity or terminate the Marketing and Reseller Agreement. Through December 31, 2019, the annual milestones for Care GB were not set established as the Company was waiting to finish the development of the product in the Territory.

The Agreement became effective at the Effective Date and continue in effect for 5-year period from Care G.B.’s first purchase order of the Products issued to the Company (the “Initial Term”). Upon the Initial Term completion, provided that Care G.B. has achieved the Annual Milestones, the Marketing and Reseller Agreement term shall be automatically renewed for additional 5-year. Thereafter, at the end of each renewal term, the Marketing and Reseller Agreement shall renew for additional 2-year unless one of the parties provides the other party with prior written non-renewal notice.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 9 - COMMITMENT AND CONTINGENT LIABILITIES (cont.)

F.	Orot Plus Ltd.

On March 28, 2019 (the “Effective Date”), the Company entered into Distribution Agreement with Orot Plus Ltd. (“Orot”) whereby the Company appointed Orot as its exclusive market generator for importing, marketing and distributing for Products as defined in the Distribution Agreement in Romania and Austria (the “Territories”).

The Distribution Agreement commenced at the Effective Date and shall be in effect for a period of four and five years from the Effective Date with respect to Romania and Austria, respectively (the “Term”). The Term will be extending automatically for an additional period of three years unless terminated by either party at the end of the Term by giving the other party termination notice in writing at least 90 days prior to the Term end.

Both parties have commercial cooperation according to the terms of the Distribution Agreement, under which Orot is committed to minimum purchase quantities of the Products according to the supply price as defined in the Distribution Agreement.

It was agreed that during the first six months of the Term (the “Preliminary Period”), Orot will set up the infrastructure for the marketing, selling and distribution of the Products in the Territories (the “Preliminary Stage”). Orot will bear all costs of the Preliminary Stage. The Company will provide Orot with the Products free of charge to be used for non-revenue producing purposes in furtherance of the Preliminary Stage. In consideration for the expenses made by Orot until the end of the Preliminary Stage, the Company shall issue to Orot Ordinary Shares of the Company of NIS 0.01 par value each, in an amount equal to the Preliminary Stage Expenses based on Preliminary Stage budget of $180,000 divided by the average closing price of the shares during the thirty days period immediately prior to the Effective Date (the “Issued Shares”). The Issued Shares will be issued to Orot within 14 days as of the end of the Preliminary Period. The Issued Shares will be subject to a lock-up 6-months period as of the end of the Preliminary Period in accordance with the terms of the lock-up agreement.

In addition, in the event Orot satisfies with a three monthly sales milestones as defined in the Distribution Agreement, the Company will issue to Orot on the date on which Orot achieve each respective monthly sales milestone, warrants to purchase a number of ordinary shares of the Company par value NIS 0.01 per share equal to 0.5% of the Company’s issued and outstanding shares as of the Effective Date, with the exercise price to be determined once Orot achieves its first commercial sale of the Products to an unaffiliated third party (the “First Commercial Sale Date”). The warrants’ exercise price shall be equal to 80% of the average closing sale price of the Company’s ordinary shares during the five days period immediately prior to the First Commercial Sale Date. The warrants’ exercise period shall be 24 months from their grant date. The shares issuance upon exercise of the warrants shall be subject to a lock-up period of six months as of the date of such issuance in accordance with the terms of the warrants. Through December 31, 2019, the monthly sales milestones have not been met.

Moreover, in the event the Company satisfies with following aggregate milestones: (a) signing the Distribution Agreement and (b) singing of a distribution agreement between the Company and Orot with respect to additional territories (i.e. Japan and Poland) (“Milestones”), Orot will issue the Company on the date in which the Company achieve each respective Milestone, warrants to purchase a number of ordinary shares of Orot, par value NIS 0.01 per share, equal to 0.5% of Orot’s issued and outstanding shares at the Effective Date. The warrants’ exercise price shall be calculated based on Orot’s valuation of $7,000,000. The warrants’ exercise period shall be 24 months from their grant date. Through December 31, 2019, the Milestones have not been met.

The Distribution Agreement is explicitly determining that upon breach of the Distribution Agreement by the Company within the first three years following the preliminary period, Orot will be entitled to one-time termination payment as defined in the Distribution Agreement plus reimbursement of the cost.

On October 10, 2019, the Company entered into supplement to the aforesaid Distribution Agreement with Orot, whereby it was determined that in exchange for completion of the Preliminary Stage, the Company will issue to Orot, on account of the Issued Shares, such number of ordinary shares of Orot in total amount equal to $180,000 divided by the lower of: (a) 20% discount on the average closing price of the shares during the 30 days period immediately prior to March 28, 2019, (b) the average closing price of the shares during the 10 days period immediately prior to the date hereof, (c) the lowest price per share that will apply in any equity investment (including the issuance of convertible securities) in the Company prior to the issuance of the shares under this section to Orot.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 9 - COMMITMENT AND CONTINGENT LIABILITIES (cont.)

F.	Orot Plus Ltd.

The modification to the number of Issued Shares was accounted for as an exchange of the original Issued Shares for a new Issued Shares resulting in total compensation cost equal to the grant date fair value of the Issued Shares of $180,000, plus incremental value of the modification amounted to $38,773. Consequently, during the year ended December 31, 2019, the Company recorded stock-based compensation expenses in total amount of $218,773 as part of “Research and Development Expenses” line in operations in the accompanying statement of operations.

On January 13, 2020, 3,600,000 Issued Shares have been issued, reflecting price per share of $0.05.

G.	Orion Capital Advisors, LLC

On May 16, 2019, the Company entered into Business Development Agreement with Orion Capital Advisors, LLC (“BDC”) whereby BDC will provide business development service to the Company which include inter alia (a) review and advice concerning the technical design of existing and planned products or services; (b) business development assistance including terms of possible transactions and suggestions during negotiations; (c) sales assistance through the development of business models and sales strategy; (d) advice regarding financing, review of proposed term sheets, capitalization planning and, where appropriate, participation in negotiations; (e) strategic consulting regarding product planning, market development, marketing and public relations; (f) consulting on corporate structure, employee stock option structure, warrant arrangements and intellectual property planning; (g) introductions to potential strategic partners and other alliance candidates; (h) introductions to prospective customers for the Company’s products or services.

The term of the Business Development Agreement commenced on May 16, 2019 and continue through August 16, 2019.

Upon execution of the Business Development Agreement, the Company issued 500,000 ordinary shares of the Company par value NIS 0.01 per share to BDC and recorded stock-based compensation expenses in total amount of $115,000 as part of “General and Administrative Expenses” line in operations in the accompanying statement of operations, representing a price per share of $0.23 at the commitment date.

H.	Udi Zelig

On November 24, 2019 (the “Effective Date”), the Company entered into CTO Consulting Agreement with Orot Plus Ltd. (the “Service Provider”), whereby the Service Provider will provide Chief Technology Officer services based on work plan focus on commercialization of breast cancer products (the “CTO Services”) by Mr. Udi Zelig (the “Consultant”) on behalf of the Service Provider.

In consideration for the Service Provider’s performance of the CTO Services, the Company will issue to the Service Provider ordinary shares of the Company valued at two times the monthly agreed upon value (excluding VAT) of the CTO Services which is NIS 13,000 (the “CTO Fee”). The shares will be subject to a lock-up period of six months as of their issuance. In addition, the Company will cover the pre-approved business expenses to the Service Provider and the Consultant in the performance of the CTO Services.

The CTO Consulting Agreement became effective as of the Effective Date and shall continue in effect until terminated.

During the year ended December 31, 2019, the Company recorded stock-based compensation expenses in total amount of $12,135 as part of “Research and Development expenses” line in operations in the accompanying statement of operations which reflects the CTO Services that were provided by the Consultant for the period commencing the Effective Date through December 31, 2019. On January 14, 2020, the Company issued 242,697 ordinary shares of the Company par value NIS 0.01 per share as compensation for the CTO Services in December 2019.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 9 - COMMITMENT AND CONTINGENT LIABILITIES (cont.)

I.	Steeltown Consulting Group, LLC

On March 28, 2019, the Company entered into Business Development Agreement with Steeltown Consulting Group, LLC (the “Consultant”) whereby the Consultant will provide business development service as defined in the Agreement. In exchange the Company shall issue to the Consultant number of 500,000 ordinary shares of the Company par value NIS 0.01 per share.

The term of the Business Development Agreement commenced on March 28, 2019 and continue through 6-month period.

During the year ended December 31, 2019, the Company recorded stock-based compensation expenses in total amount of $70,000 as part of “General and Administrative Expenses” line in operations in the accompanying statement of operations in exchange for issuance of the above 500,000 ordinary shares of NIS 0.01 par value, representing a price per share of $0.14 at the commitment date.

J.	Al and J Media Inc

On March 28, 2019, the Company entered into Media Advertising Agreement with Al and J Media Inc. (the “Consultant”) whereby the Consultant will introduce the Company to potential sources of media, marketing agreement(s) and/or other strategic alliances which may benefit the Company in the performance of implementing its business plan(s), including but not limited to radio and television media spots; various media publications; and internet podcasts (the “Service”). The Company agreed to pay a fee to Consultant for the Services in cash and equity awards according to payment schedule as defined in the Media Advertising Agreement.

The Media Advertising Agreement term commenced on March 28, 2019 and continue through completion of Services.

During the year ended December 31, 2019, the Company recorded marketing expenses in total amount of $565,000, an amount of $420,000 out of which was recorded as stock-based compensation expenses in exchange for issuance of 3,000,000 ordinary shares of NIS 0.01 par value, representing a price per share of $0.14 at the commitment date.

K.	Dawson James Securities

On September 17, 2019 (the “Effective Date”), the Company entered into Engagement Agreement with Dawson James Securities (“Dawson”), pursuant to which the Company appointed Dawson as its exclusive financial and sole management underwriter in connection with proposed public offering to raise up to $7 million (the “Offering”). Dawson will be provided with an underwriting discount or spread of up to 9.0% of the Offering price. In addition, Dawson is entitled to (1) none-accountable expense allowance of 1% of the proceeds received by the Company at the closing from the securities sales (excluding any subsequent closings for the sale of the over-allotment securities) and (2) warrants (the “Placement Agent’s Warrants”) to purchase that number of Securities equal to 5% of the aggregate number of securities sold in the Offering. The Placement Agent’s Warrants will be exercisable at any time and from time to time, in whole or in part, during the five-year period commencing six months from the closing of the Offering, at a price per share equal to 125% of the price per Security issued in the Offering. The Placement Agent’s Warrant will provide for a cashless exercise provision, registration rights (including a one-time demand registration right and unlimited piggyback rights) and customary anti-dilution provisions (for stock dividends and splits and recapitalizations).

Dawson is entitled to the above fees with respect to any public or private offering or other financing or capital-raising transaction of any kind (“Tail Financing”) to the extent that such financing or capital is provided to the Company by investors whom Dawson had introduced to the Company during 6-months period commencing the Effective Date (the “Engagement Period”), as well as any investors that participated in the Offering if such Tail Financing is consummated at any time during the Engagement Period or within the 12-month period following the expiration or termination of the Engagement Agreement or the completion of the Offering (the “Tail Period”). If the Offering is completed for 12-month period from the Offering date, Dawson is entitled to right of first refusal to act as lead managing underwriter or book runner, or as lead placement agent, for any and all future equity, equity-linked or debt (excluding commercial bank debt) offerings during such period, of the Company, or any successor to or any Company’s subsidiary. Notwithstanding the foregoing, in the event of public or private sale of securities during the foregoing 12-month period, Dawson is entitled to receive as its compensation at least 50% of the compensation payable to the underwriters or placement agents. During the 12-month period described, if the Company makes any equity, equity-linked or debt (excluding commercial bank debt) offerings, Dawson is permitted to participate at a 50% level as a placement agent or underwriter for such Offering.

Through December 31, 2019, the Company has no obligation regarding aforesaid Engagement Agreement with Dawson.

On April 6, 2020, the Company entered into new engagement agreement with Dawson. See also Note 18F9.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 9 - COMMITMENT AND CONTINGENT LIABILITIES (cont.)

L.	First Choice International Company, Inc.

On September 24, 2019, the Company entered into Consulting Agreement with First Choice International Company, Inc. (the “First Choice”) whereby First Choice provided consulting services to the Company that include assist the Company with its plans to expand its business; and (ii) furnish additional ongoing management and business consulting services aimed at enhancing Company’s opportunities. In exchange the Company issued to the Consultant an amount equal to 500,000 shares of restricted common stock. Consequently, during the year ended December 31, 2019, the Company recorded stock-based compensation expenses in total amount of $50,000 as part of “General and Administrative Expenses” line in operations in the accompanying statement of operations in exchange for issuance of 500,000 ordinary shares of NIS 0.01 par value, representing a price per share of $0.10 at the commitment date.

In addition, it was determined that upon achievement of certain milestones (the “Performance Milestones”) an additional 1,000,000 shares of restricted common stock will be issued. As the Performance Milestones was achieved in January 2020, the Company’s management determined the likelihood for consummation of the Performance Milestones as of December 31, 2019 was probable. Consequently, during the year ended December 31, 2019, the Company recorded as additional stock-based compensation expenses in total amount of $100,000 as part of “General and Administrative Expenses” line in operations in the accompanying statement of operations in exchange for commitment to issue 500,000 ordinary shares of NIS 0.01 par value, representing a price per share of $0.10 at the commitment date.

On February 6, 2020, the Company and First Choice entered into first amendment of the Consulting Agreement under which it was determined inter alia that the Term of the Consulting Agreement was extended until and including June 30, 2020. See also Note 18F1.

M.	Financial Buzz Media Networks LLC

On December 2, 2019, the Company entered into PR and Media Service Provider Agreement with Financial Buzz Media Networks LLC (the “Financial Buzz”), whereby media and PR marketing services which including, but are not limited to implementation of an PR and financial media marketing strategy (the “Media Service”), will be provided by Financial Buzz. In consideration for the Media Services, the Company shall issue a total of 5,000,000 fully vested Ordinary Shares of NIS 0.01 par value to Financial Buzz upon execution of the PR and Media Service Provider Agreement. The fair value of these shares amounted to $750,000, representing a price per share of $0.15 at the commitment date.

The term of the PR and Media Service Provider Agreement is for a period of four months without automatic extensions.

Through December 31, 2019, the Company has not issued the aforesaid shares and services were not rendered by Financial Buzz. Subsequent to December 31, 2019 but before the release of these financial statements, the services were rendered by Financial Buzz and 2,500,000 ordinary shares have been issued.

N.	Provista Diagnostics, Inc

On December 19, 2019 (the “Effective Date”), the Company entered into an exclusive Option Agreement (the “Option Agreement”) with Strategic Investment Holdings, LLC, Ascenda BioSciences LLC and Provista Diagnostics, Inc. (“Provista”) pursuant to which at any time after the Effective Date through March 31, 2020 the Company has the right but not the obligation to require Provista to acquire a number of ordinary shares of the Company equal to a value of $10,000,000 at the volume weighted average price (“VWAP”) of the last 20 trading days prior to exercise of the option, provided that the Company’s ordinary shares are listed on a national exchange at the time of the closing of the transaction (the “Call Option”). It was agreed that with respect to the Option exercise, the Company will issue number of ordinary shares of the Company equal to a value of $1,000,000 at the VWAP of the last 20 trading days prior to execution of the Option Agreement. In addition, it was agreed that the Call Option may be extended by the Company to June 30, 2020 by issuance of additional number of ordinary shares equal to a value of $1,000,000 at the VWAP of the last 20 trading days prior to exercising the extension of the Call Option (the “Call Option Extension”).

The Call Option and the Call Option Extension have been exercised by the Company in 2020. See also Note 18E1).

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 9 - COMMITMENT AND CONTINGENT LIABILITIES (cont.)

O.	Employment Agreement with Dr. Wee Yue Chew

On March 16, 2017, Todos Singapore entered into an employment agreement with Dr. Wee Yue Chew to serve as the managing director of Todos Singapore. The agreement is effective for a term of three years, unless terminated earlier with six months’ notice, or shorter notice in the event of special circumstances. Under the agreement, Dr. Wee is entitled inter alia to an annual performance bonus at the rate of 4% of Todos Singapore’s net profit before tax, if such profit in said year exceeds SGD3,000,000 (approximately $2,150,000).

To date, Todos Singapore is inactive and has not realized any profits.

NOTE 10 - SHAREHOLDERS’ DEFICIT

A.	Ordinary Shares:

The Ordinary Shares confer upon the holders thereof all rights accruing to a shareholder of the Company, as provided in these Articles, including, inter alia, the right to receive notices of, and to attend meetings of shareholders; for each share held, the right to one vote at all meetings of shareholders; and to share equally, on a per share basis, in such dividend and other distributions to shareholders of the Company as may be declared by the Board of Directors in accordance with these Articles and the Companies Law, and upon liquidation or dissolution of the Company, in the distribution of assets of the Company legally available for distribution to shareholders in accordance with the terms of applicable law and these Articles. All Ordinary Shares rank pari passu in all respects with each other.

B.	Issuance of Ordinary Shares:

1.	In May 2018, the Company offered to the holders of the warrants to exercise their warrants in exchange for extending their expiration date for an additional 3 years. As a result of such offer, during May 2018, certain holders exercised 722,500 warrants into the same number of Ordinary Shares for a cash consideration of $361,250. The total direct and incremental costs paid regarding this transaction were approximately $36,992.

2.	On August 15, 2018, a certain consultant converted 620,521 stock options into the same number of ordinary shares at an exercise price of NIS0.01.

3.	On November 18, 2018, the Company signed a share purchase agreement with an investor for $100,000 in exchange for 800,000 ordinary shares of NIS 0.01 par value and 600,000 warrants for 3 years in exercise price of the lowest of $0.125 or the lowest price during the 5 trading days before the exercise notice. An amount of $19,655 was allocated to derivative warrant liability (see also Note 8) and the remaining amount was allocated to the shares.

4.	During the year ended December 31, 2019, the Company signed a share purchase agreement with certain new investors for $295,000 in cash in exchange for 2,950,000 ordinary shares of NIS 0.01 par value, which representing price per share of $0.10.

5.	On April 14, 2019 (“Commitment Date”), the Company’s compensation Committee approved the issuance of 300,000 ordinary shares of NIS 0.01 par value to the then Chief Executive Officer for his service as the chairman of the Board of Directors. Consequently, at the Commitment Date, the Company recorded stock-based compensation expense as part of “General and Administrative” line in operations in the accompanying statement of operations in total amount of $60,000, which representing price per share of $0.2 at the commitment date.

6.	In May 2019, the Company issued 125,000 ordinary shares to certain service provider as partial settlement of financial liability in total amount of $12,500. See also Note 9D.

7.	During the year ended December 31, 2019, the Company entered into several service agreements with certain service providers, whereby the Company issued 4,500,000 ordinary share of NIS 0.01 par value in exchange for services that have been rendered. Consequently, the Company recorded related stock-based compensation expense of $420,000 and $335,000 as part of “Marketing Expenses” and “General and Administrative Expenses” lines in operations in the accompanying statement of operations, respectively, based on the fair value of the issued shares at each applicable commitment date, which representing an average price per share of $0.15. See also Note 9.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 11 - STOCK OPTIONS

On January 11, 2016, the Company’s Board of Directors approved and adopted the Todos Medical Ltd. 2015 Israeli Share Option Plan (the “2015 Plan”), pursuant to which the Company’s Board of Directors may award stock options to purchase its ordinary shares to designated participants. Subject to the terms and conditions of the 2015 Plan, the Company’s Board of Directors has full authority in its discretion, from time to time and at any time, to determine (i) the designate participants; (ii) the terms and provisions of the respective Option Agreements, including, but not limited to, the number of Options to be granted to each Optionee, the number of Shares to be covered by each Option, provisions concerning the time and the extent to which the Options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (iii) determine the Fair Market Value of the Shares covered by each Option; (iv) make an election as to the type of Approved 102 Option under Israeli IRS law; (v) designate the type of Options; (vi) take any measures, and to take actions, as deemed necessary or advisable for the administration and implementation of the 2015 Plan; (vii) interpret the provisions of the 2015 Plan and to amend from time to time the terms of the 2015 Plan.

The 2015 Plan permits grant of up to 6,000,000 options to purchase ordinary shares subject to adjustments set in the 2015 Plan. As of December 31, 2019, there were 3,732,429 ordinary shares available for future issuance under the 2015 Plan.

The following table presents the Company’s stock option activity for employees and directors of the Company for the years ended December 31, 2019 and 2018:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2017 and 2018	1,758,316	0.003
Granted (*)	1,129,836	0.120
Forfeited or expired	(620,581)	0.003
Outstanding at December 31, 2019	2,267,571	0.061
Exercisable at December 31, 2019	1,879,705	0.073

(*)	On March 25, 2019, the Company’s Board of Directors approved the employment agreement (the “Agreement”) with Dr. Herman Weiss, (“Dr. Weiss”) whereby will serve as the Company’s Chief Executive Officer effective retroactive commencing August 1, 2018, in exchange for compensation package that include inter alia stock options to purchase 5% of the Company’s issued and outstanding shares as of March 25, 2019, at an exercise price equal to the fair market value of the Company’s shares on the grant date, in accordance with the vesting schedule under which 25% of the stock options will vest on grant and the remaining 75% of the stock options will vest upon consummation of the Company’s planned public offering (“Performance Milestone”). On April 29, 2019 (the “Commitment Date”), the Company held its Annual General Meeting of Shareholders, at which the Company’s shareholders approved inter alia the aforesaid Agreement.

The likelihood that the Performance Milestone for consummation of the Company’s planned public offering was determined to be remote due to termination of Dr. Weiss from his position as the Company’s Chief Executive Officer at the beginning of January 2020 (see also Note 18B). Thus, During the year ended December 31, 2019, stock-based compensation expense has not been recorded with respect to the Performance Milestone.

At the Commitment Date, the Company by assistance of third-party appraiser measured the fair value of 1,129,836 stock options which are not subject to Performance Milestone in total amount of $207,541 by using Black-Scholes-Merton pricing model in which the assumptions that have been used are as follows: expected dividend yield of 0%; risk-free interest rate of 2.54%; expected volatility of 125.2%, and stock options exercise period based upon the stated terms. Consequently, the Company recorded stock-based compensation expense in such amount as part of “General and Administrative Expenses” line in operations in the accompanying statement of operations.

As of December 31, 2019, the aggregate intrinsic value for the stock options outstanding and exercisable according to $0.04 price per share was $42,551 and $28,045, respectively, with a weighted average remaining contractual life of 5 years.

Stock-based compensation expenses incurred for employees (and directors) and non-employees, for the years ended December 31, 2019 and 2018, amounted to $1,253,449 ($1,045,908 out of which allocated to ordinary shares issued or to fixed number of ordinary shares to be issued (see also Note 9F, Note 10B5 and Note 10B7)) and $47,672, respectively.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 12 - RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31
	2019	2018

Salaries and related expenses	$291,606	$178,486
Stock-based compensation (Note 9F)	230,908	12,077
Professional fees	65,506	22,271
Laboratory and materials	35,472	70,779
Patent expenses	51,491	82,367
Rent and maintenance	32,895	40,146
Depreciation	29,643	25,650
Insurance and other expenses	18,178	27,408
	$755,699	$459,184

NOTE 13 - MARKETING EXPENSES

	Year ended December 31
	2019	2018

Stock-based compensation (Note 10B7)	$420,000	$-
Professional fees	246,872	-
	$666,872	$-

NOTE 14 - GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2019	2018

Salaries and related expenses	$325,879	$190,207
Stock-based compensation (Note 10B5, Note 10B7 and Note 11)	602,541	35,595
Communication and investor relations	106,886	230,194
Professional fees	943,175	269,980
Insurance and other expenses	114,164	193,718
	$2,092,645	$919,694

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 15 - FINANCING (INCOME) EXPENSES, NET

	Year ended December 31
	2019	2018

Change in fair value of warrants liability and fair value of warrants expired (Note 8)	$499,874	$(925,910)
Change in fair value of convertible bridge loans following to Maturity Date (Note 7)	2,321,867	-
Loss from extinguishment of loans from shareholders (Note 6)	1,423,493	-
Direct and incremental issuance costs allocated to First Warrant (Note 7)	22,109	-
Amortization of discounts and accrued interest on convertible bridge loans (prior to Maturity Date) (Note 7)	958,741	-
Change in liability to minimum royalties (Note 9B)	50,000	50,000
Exchange rate differences and other finance income (expenses)	57,414	(45,427)
Financing (income) expenses, net	$5,333,498	$(921,337)

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 16 - TAXES ON INCOME

The Company files its income tax report in the State of Israel and is subject to taxation laws applicable in Israel.

A.	In December 2016, the Israeli parliament passed the Economic Efficiency Law (Legislative Amendments to Achieve Budget Targets for the 2017 and 2018 Budget), which set a further reduction of corporate tax from 25% to 23%. The provisions of the law included a Temporary Order stipulate that the corporate tax rate in 2017 will be 24%. As a result, the corporate tax rate in effect from 2018 onwards is 23%.

B.	The Company has final (considered final) tax assessments through the 2013 tax year.

C.	As of December 31, 2019, the Company has carried forward losses for Israeli income tax purposes of approximately $6.9 million which can be offset against future taxable income for an indefinite period of time.

D.	Deferred income taxes reflect the net tax effects of net operating loss and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	As of December, 31
Composition of deferred tax assets:	2019	2018
Net operating loss carry-forward	$1,585,272	$991,987
Research and development credits	112,149	63,439
Others	8,556	2,946
Net deferred tax asset before valuation allowance	1,705,976	1,058,371
Valuation allowance	(1,705,976)	(1,058,371)
Net deferred tax assets	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance at December 31, 2019 and 2018.

E.	For the years ended December 31, 2019 and 2018, the following table reconciles the statutory income tax rate to the effective income tax rate:

	Year Ended December 31,
	2019	2018

Tax rate	23%	23%

Tax expense (benefit) at statutory rate	$(2,054,113)	$(105,234)
Increase in taxes from permanent differences in stock-based compensation	639,504	10,964
Increase in taxes from permanent difference in derivative warrants liabilities and convertible loans	858,307	(212,959)
Increase in temporary differences	111,480	-
Others	1,925	-
Loss carryforwards	442,897	307,229
Income tax expense (benefit)	$-	$-

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 17 - RELATED PARTIES

A.	On July 30, 2018, the Company’s Board of Directors resolved that Dr. Herman Weiss will cease to serve as the Company’s current Chairman of the Board of Directors and appointed him as the Company’s Chief Executive Officer, effective immediately. Additionally, in conjunction with the appointment of Dr. Weiss as Chief Executive Officer, Rami Zigdon, the Company’s previous Chief Executive Officer, left his position but was appointed as the Company’s Chief Business Officer and will continue serving as a member of the Company’s Board of Directors.

On March 25, 2019, the Company’s Compensation Committee and Board of Directors have approved the following compensation package for Dr. Weiss, to be retroactive to August 1, 2018:

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

On April 29, 2019 (the “Commitment Date”), the Company held its Annual General Meeting of Shareholders, at which the shareholders of the Company approved inter alia the compensation package for Dr. Weiss.

For the years ended December 31, 2019 and 2018, the Company recorded expenses with respect to the aforesaid compensation package OF Dr. Herman Weiss for his services as the Chief Executive Officer in total amount of $463,582 ($207,541 out of which as stock-based compensation (see also Note 11)) and $82,967, respectively.

On January 5, 2020, the Company appointed Mr. Gerald Commissiong as Chief Executive Officer and Director of the Company effective immediately. Additionally, in conjunction with the appointment of Mr. Commissiong as Chief Executive Officer, Dr. Herman Weiss left his position as the Company’s previous Chief Executive Officer and will focus solely on his new role as Chairman of the Board. See also Note 18B.

B.	Crow Technologies 1977 Ltd., a company engaged in the manufacturing of plastics and electronic components, has an exclusive right to manufacture products for the Company (and any component of the products) for a price that is higher by 50% to that of the market prices of manufacturing such products or components in Israel. As of the date hereof, Crow Technologies has not exercised its exclusive right. The products of the Company do not have any electronic parts. While the Company’s products developed through the current date, do have plastic parts, the cost of these parts approximate $0.10 per unit. The Company believes that the exclusive right held by Crow Technologies is immaterial to the ultimate price for which the Company will sell its products or even the overall estimated cost of production of its products.

C.	With respect to Reseller Agreement with Care G.B. Plus Ltd. which is also the Company’s shareholder - see also Note 9E.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 18 - SUBSEQUENT EVENTS

A.	COVID-19

Beginning in early 2020, there has been an outbreak of coronavirus (COVID-19), initially in China and which has spread to other jurisdictions, including locations where the Company does or plans to do business. The full extent of the outbreak, related business and travel restrictions and changes to behavior intended to reduce its spread are uncertain as of the date of the financial statements as this continues to evolve globally. Therefore, the full extent to which coronavirus may impact the Company’s results of operations, liquidity or financial position is uncertain. This outbreak has already had a material disruption on the operations of the Company and its suppliers. Management continues to monitor the impact that the COVID-19 pandemic is having on the Company and the economies in which the Company operates. The Company anticipates that its future results of operations, including the results for 2020, and its liquidity and financial position will be materially impacted by the coronavirus outbreak. However, given the speed and frequency of continuously evolving developments with respect to this pandemic, the Company cannot reasonably estimate the magnitude of the impact to its results of operations, and, if the outbreak continues on its current trajectory, such impacts could grow and become material to its liquidity or financial position. To the extent that the Company’s suppliers continue to be materially and adversely impacted by the coronavirus outbreak, this could reduce the availability, or result in delays, of materials or supplies to the Company, which in turn could materially interrupt the Company’s business operations, including its research and development activities.

B.	Resignation of Officer and Appointment of New Directors and Officers

On January 5, 2020, the Company appointed Mr. Gerald Commissiong as Chief Executive Officer and Director of the Company. In addition, Mr. Daniel Hirsch was promoted to Chief Financial Officer and appointed a Director of the Company on January 5, 2020. Mr. Hirsch previously served as the Company’s Director of Investor Relations. Mr. Commissiong and Mr. Hirsch were appointed primarily to transition the Company’s headquarters from Israel to the United States.

Currently, Mr. Commissiong is director and president and Chief Executive Officer of Amarantus Bioscience Holdings, Inc. and is interim Chief Executive Officer of Breakthrough Diagnostics, Inc., the Company’s joint venture with Amarantus. See also Note 3.

Concurrent with Gerald Commissiong’s appointment as Chief Executive Officer, Dr. Herman Weiss resigned as Chief Executive Officer of the Company and will focus solely on his new role as Chairman of the Board.

C.	Funds raising

1.	Convertible Bridge Loans Agreements

A.	On February 20, 2020, the Company entered into Convertible Note Extension Agreements (the “Amendments”) with certain institutional investors who participated in the Company’s previously announced financing round of 2019, under which it was agreed to extend the maturity of those notes to August 14, 2020 (the “Amended Maturity Date”). The institutional investors shall not be entitled to convert the Loan Principal plus Interest prior to the Amended Maturity Date, unless such conversion is either (1) at the Fixed Conversion Price as defined in the Amendments or (2) upon an event of default in which case the Maturity Date shall be accelerated and the Note shall be convertible at the Alternate Conversion Price as defined in the Amendments.

In addition to the warrants issued to the institutional investors pursuant to the Agreement, the Company issues to the institutional investors a third Warrant (the “Third Warrant”) providing the institutional investors with a right to purchase 20,792,380 Third Warrant Shares, at an exercise price equal to $0.10 per Third Warrant Share. The Investor may exercise the Third Warrant after the issue date and up to 5 years thereafter.

Moreover, the Company has entered into lock-up agreements with the institutional investors that preclude them from selling common shares in the market until August 20, 2020.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 18 - SUBSEQUENT EVENTS

C.	Funds raising

1.	Convertible Bridge Loans Agreements

B.	Commencing January 1, 2020 through the release date of these financial statement, the Company entered into certain Convertible Bridge Loan Agreements (the “Loan Agreements”), under which the Company obtained an aggregate gross amount of $835,714, (the “Loan Amount”) from several private lenders (the “Lenders”), in order to use for the Company’s working capital needs and finance the Company’s activities through the consummation of a proposed public offering and its planned up listing to the NASDAQ Capital Market.

The Loan Amount has been originally issued with 30% discount of aggregated amount of $250,714, bear interest at a flat rate of 10% (the “Interest”). Having said that, upon occurrence of any uncured Event of Default as defined in the Loan Agreements, and in the event that Lenders at their sole discretion elect to allow the Company to continue with repayment of the Loan Amount and Interest after an Event of Default, the Interest rate on the unpaid Loan Amount will be change to 18% or the highest interest rate currently allowable under Nevada law for loans of this amount (the “Default Interest Rate”).

The Loan Amount has maturity date as defined in the Loan Agreements (the “Maturity Date”). The Company will be required to pay 20% penalty upon repayment of the Loan Amount prior to the Maturity Date.

At the earlier of the effective date of Registration Statement as defined in the Loan Agreements or 6 months after the Effective Date, the Lenders at their sole option, may convert the outstanding Loan Amount, or any portion of the Loan Amount, and any accrued interest, in whole or in part, into shares of the common stock of the Company (the “Common Stock”). Any amount so converted will be converted into common stock of the Company at a price equal to the lower of (1) the closing market price on the date of closing and (2) 50% of the lowest trading price on the primary trading market on which the Company’s Common Stock is quoted for the last 10 trading days immediately prior to but not including the Conversion Date (“Conversion Price”).

The Lenders shall have a right of participation up to 40% of any future financing (excluding strategic transactions) for a period of 2 years.

The Company shall pay a monthly liquidated damages of $12,500 if the Registration Statement is not filed by the earlier of (i) 75 days of the Effective Date or (ii) 30 days after uplisting of the Company’s Common Stock to a national securities exchange and / or declared effective within 180 days from the Effective Date of the Loan Agreements, which damages shall accrue each month until the applicable breach (failure to timely file, failure to timely have declared effective, or both) has been cured.

Upon the occurrence of any uncured Event of Default, the Holder at any time, at its sole discretion, may elect to immediately (without prior notice) convert the outstanding Loan Amount, or any portion of the Loan Amount, and any accrued Interest, in whole or in part, into shares of the Common Stock, according to the terms of the Loan Agreements.

As part of the transaction, the Company issued 24,776,758 warrants to purchase of the same number of ordinary shares at an exercise price of $0.10 per share. The warrants shall be cashless exercisable with full rachet anti-dilution for a period of 5-years from the issuance date.

C.

On June 15, 2020 (the “Issuance Date”), the Company entered into a Securities Purchase Agreement pursuant to which it issued a 2% Convertible Redeemable Note (“Note”). Under the Note, the Company received net cash of $315,000 (which representing 84% of the gross Principal Amount of the note) from a private lender (the “Holder”).

The Note was issued with 16% original issue discount totaling $60,000, bears interest at a flat rate of 2% and has a maturity date of June 15, 2021 (the “Maturity Date”) on which all principal and interest is due and payable in one payment. During the first 40 days after the Issuance Date, the Company has the right to redeem the Note at a price equal to 125% of the Note’s face amount.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 18 - SUBSEQUENT EVENTS (cont.)

C.	Funds raising

1.	Convertible Bridge Loans Agreements (Cont.)

C.

The Holder is entitled, at its option, at any time, to convert all or any amount of the principal face amount of the Note and the accumulated Interest then outstanding into the Company’s ordinary shares at a price equal to 80% of the lower of (i) the lowest closing bid price on the trading day prior to the Issuance Date or (ii) the lowest trading price of the ordinary shares as reported by the trading market on which the Company’s shares are traded, for the 20 prior trading days including the day upon which a conversion notice is received (the “Conversion Price”).

Upon occurrence of a Sale Event as defined in the Note, the Company shall, upon request of the Holder, redeem the Note in cash in an amount equal to 150% of the principal amount, plus accrued but unpaid interest through the date of redemption, or at the election of the Holder, such Holder may convert the unpaid principal amount of the Note and the unpaid interest into ordinary shares of the Company at the Conversion Price immediately prior to such Sale Event.

Upon the occurrence of an Event of Default (as defined in the Note), the Note shall accrue interest at the lower of (i) 24% per annum or (ii) the highest rate of interest permitted by law. In addition, the Company will be subject to the penalty described in paragraph 8 of the Note.

D.	As noted in Note 7, commencing January 1, 2020 through the signing date of these financial statement, Loan Amount and Interest of $553,973 have been converted into 36,668,926 Ordinary shares.

2.	Subscription Agreements

In March 2020, the Company entered into subscription agreements with several investors under which the Company raised gross funds in total amount of $30,000 in exchange for the issuance of units consisting of 1,500,000 ordinary shares of the Company and 1,339,284 warrants to purchase the same number of ordinary shares of the Company at an exercise price of $0.10. These warrants may be eligible for exercise over a period of four years from the issuance date and are subject to standard anti-dilution provisions. In addition, the Company may be subject to liquidated damages upon failure to timely deliver shares upon exercise of the warrants.

D.	Settlement of debts

1.	MDM Worldwide Solution, Inc.

As noted in Note 9E, on April 13, 2020, the Company entered into exchange agreement under which the Company agreed to exchange partial amount of the outstanding trade debt of $100,000 held by MDM Worldwide Solution, Inc. for issuance of 5,000,000 ordinary shares of the Company at an exchange price of $0.02 per share. The ordinary shares have been issued on May 14, 2020.

As result of the execution of the Agreement, as of December 31, 2019, the outstanding loans from shareholders amounted to $100,000 have been classified as non-current liability on the balance sheet.

2.	Toledo Advisors, LLC

On May 1, 2020, the Company entered into a letter agreement with Toledo Advisors, LLC (“Toledo”) pursuant to which the Company agreed to convert aggregate principal number of Notes of the Company of $119,296 plus $2,845 of accrued interest into 6,107,026 ordinary shares of the Company at a conversion price of $0.02 per share. Upon Conversion the principal amount of the notes and all accrued interest shall no longer be outstanding and any and all defaults shall be cured.

3.	As noted in Note 6, on May 10, 2020, the Company entered into Loan Conversion Agreement (the “Agreement”) with its shareholders pursuant to which the Company will convert the then outstanding loan amounting to $350,000 into 8,750,000 ordinary shares of the Company at a conversion price of $0.04 per share. Upon conversion of the loan, the Company shall be released from all its obligations and liabilities with respect to the loan, which shall be deemed to have been paid in full. The ordinary shares have been issued on May 19, 2020.

As result of the execution of the Agreement, as of December 31, 2019, the outstanding loans from shareholders amounted to $310,477 have been classified as non-current liability on the balance sheet.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 18 - SUBSEQUENT EVENTS (cont.)

E.	Establishment or purchasing of Additional Entities

1.	Provista Diagnostics, Inc.

As noted in Note 9N, in January 2020 and subject to the term of the Option Agreement, the Company exercised the Call Option by issuance of 17,091,096 ordinary shares. In April 2020, the Company exercised the Call Option Extension by issuance of 13,008,976 ordinary shares.

In addition, on May 11, 2020, the Company held Special Meeting of Stockholders under which it was approved inter alia that upon the Company’s consummation of proposed public offering the Company will complete the purchasing of the outstanding shares Provista.

2.	Todos Medical USA

On January 29, 2020, the Company’s Board of Directors determined to open a U.S. subsidiary named Todos Medical USA for the purpose of conducting business as medical importer and distributor focused on the distribution the Company’s testing products and services to customers in the North America and Latin America. In addition, Todos Medical USA has formed the subsidiary Corona Diagnostics, LLC (see also Note 18D3 below), for the purpose of marketing COVID-19 related products in the United States and contracting with Provista Diagnostics, Inc. (see also Note 18D1 above) to validate potential products the Company is contemplating distributing and creating marketing materials for the testing products based upon those validations.

3.	Emerald Organic Products, Inc.

On March 23, 2020 Todos Medical USA entered into Joint Venture Agreement (the “Agreement”) with Emerald Organic Products, Inc., a Nevada corporation (“Emerald”), for the formation of Emerald Viral Diagnostics Joint Venture, Inc. (the “Joint Venture”) in order to manage, operate and distribute viral testing currently controlled by Todos Medical USA. It was agreed inter alia that (1) Todos Medical USA will contribute diagnostic testing under its control that will be useful in detecting Coronavirus / COVID-19 (“Viral Testing”). Todos Medical USA will contribute the expertise and know-how to the Joint Venture necessary to validate the products for distribution; (2) Emerald will contribute capital for validation as per the budget as described in the Agreement and be responsible for developing and implementing the necessary financial structures for the distribution of the Viral Testing; (3) interest in the Joint Venture shall be 51% owned and controlled by Emerald and 49% owned and controlled by Todos Medical USA; (4) Emerald shall be entitled to receive priority distributions from the Joint Venture up to the amount of any cash capital contributions made by Emerald; (5) the Board of Managers will initially consist of three board members: Two members shall be appointed by Emerald and one member shall be appointed by Todos Medical USA; (6) the Joint Venture shall commence the date hereof and shall continue until the earlier of (i) 25 years or (ii) mutual agreement of Todos Medical USA and Emerald to dissolve.

On April 24, 2020, Todos Medical USA entered into the Amended and Restated Collaboration Agreement with Emerald, pursuant to which Todos became the owner of 100% of the equity of the Joint Venture (Corona Diagnostics, LLC) and agreed to integrate its COVID-19 tests with Emerald’s telemedicine (Carie Health, Inc.) and independent pharmacy business Bonsa Health, Inc. to create a full solution to help facilitate the screening and diagnosis of individuals potentially to identify each indiciation’s COVID-19 Polymerase Chain Reaction (PCR) and/or antibody testing status to facilitate return to work programs in the United States.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 18 - SUBSEQUENT EVENTS (cont.)

F.	Service Agreements

1.	First Choice International Company, Inc.

As described in Note 9L, on February 6, 2020, the Company and First Choice entered into first amendment of the Agreement under which it was agreed that the Term of the Agreement was extent until and including June 30, 2020 (the “Expected Term”) and the Consultant shall continue to perform services including the additional services related to the expansion and addition of business lines during the Expanded Term.

2.	Orion Capital Advisors, LLC

On February 10, 2020, the Company entered into Business Development Agreement (the “Agreement”) with Orion Capital Advisors, LLC (“BDC”) whereby BDC will provide business development service to the Company which include inter alia (a) review and advice concerning the technical design of existing and planned products or services; (b) business development assistance including terms of possible transactions and suggestions during negotiations; (c) sales assistance through the development of business models and sales strategy; (d) advice regarding financing, review of proposed term sheets, capitalization planning and, where appropriate, participation in negotiations; (e) strategic consulting regarding product planning, market development, marketing and public relations; (f) consulting on corporate structure, employee stock option structure, warrant arrangements and intellectual property planning; (g) introductions to potential strategic partners and other alliance candidates; (h) introductions to prospective customers for the Company’s products or services.

Upon signing the Agreement, the Company shall issue to BDC 2,500,000 restricted shares of common stock.

The term of this Agreement shall commence on February 10, 2020 and shall continue through August 10, 2020.

3.	AS Iber Israel Ltd

On February 11, 2020 (the “Effective Date”), the Company entered into Engagement Agreement (the “Agreement”) with AS Iber Israel Ltd (“AS Iber Israel”) whereby AS Iber Israel will render services to the Company concerning equity and/or debt financing transactions in exchange of the following considerations:

A.	Success fee equal in amount to 10% plus VAT of the total value of the benefit, monetary or otherwise derived by the Company shall be earned in connection with any other activities as defined in the Agreement, plus 10% in share at the same value as the investment.

B.	Success fee equal in amount to 7% plus VAT of the total of any success fee earned in connection with any pre and/or post IPO and/or M&A activity whether directly arranged by AS Iber Israel and/or by any registered dealer introduced to the Company by AS Iber Israel who will be entitled to earn this fee in connection with any transaction that is either completed and/or initiated by the registered dealer for a period of 24 months after the initial introduction.

The Agreement shall be effective as of the Effective Date and shall remain in effect for a period of 24 months following the Effective Date.

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 18 - SUBSEQUENT EVENTS (cont.)

F.	Service Agreements (cont.)

4.	3D Biomedicine Science and Technology Co. Limited

On March 17, 2020 (the “Effective Date”), Todos Medical USA entered into Distribution Agreement (the “Agreement”) with 3D Biomedicine Science and Technology Co. Limited (“3DMed”), whereby at the Effective Date 3DMed hereby appointed Todos Medical USA as its non-exclusive agent for importing, marketing and distributing of the Products as defined in the Agreement in specific countries (the “Territories”). The Agreement shall be in effect for a period of one year from the Effective Date (the “Term”) and will be extending automatically for an additional period of three years unless terminated by either party at the end of the Term by giving the other party termination notice in writing at least 90 days prior to the Term end.

At the initial of the Agreement, the Company will validate the performance of the Products provided by 3DMed (the “Validation Stage”). If the Validation Stage result will be accepted by the Company, both parties will have further commercial cooperation according to the terms of the Agreement, under which the Company will be committed to minimum purchase quantities of the Products according to the supply price as defined in the Agreement.

Having said that, in consideration for the reduced the supply price, the Company will issue to 3DMed restricted ordinary shares amounted to $250,000 at the end of the Validation Stage upon successful completion of the Validation. The shares will be priced as of the closing date of March 13, 2020.

At the date of the singing on these financial statements, the Validation Stage is still in progress.

5.	Gibraltar Brothers and Associates LLC

On March 19, 2020 (the “Effective Date”), Todos Medical USA entered into Distribution Agreement (the “Agreement”) with Gibraltar Brothers and Associates LLC (“Gibraltar”), whereby at the Effective Date Gibraltar hereby appointed Todos Medical USA as its exclusive agent for importing, marketing and distributing of the Products as defined in the Agreement in specific countries (the “Territories”). The Agreement shall be in effect for a period of one year from the Effective Date (the “Term”) and will be extending automatically for an additional period of three years unless terminated by either party at the end of the Term by giving the other party termination notice in writing at least 90 days prior to the Term end.

During the first three months of the Term (the “Preliminary Period”), the Company will set up the infrastructure for the marketing, selling and distribution of the Products in the Territories (the “Preliminary Stage”). The Company will bear all costs of the Preliminary Stage. Gibraltar will provide the Company with the Products free of charge to be used for non-revenue producing purposes in furtherance of the Preliminary Stage.

Both parties have commercial cooperation according to the terms of the Agreement, under which the Company will be committed to minimum purchase quantities of the Products according to the supply price as defined in the Agreement.

6.	Zhengzhou Fortune Bioscience Co. Ltd

On April 18, 2020, Todos Medical USA entered into an Original Equipment Manufacturing (OEM) agreement with Zhengzhou Fortune Bioscience Co. Ltd. (Zhengzhou) for the manufacture of immunochromatography-based colloidal gold SARS-nCoV-2 fingerprick IgM/IgG and IgA/IgM/IgG – IgD/IgE rapid antibody test (Zhengzhou Colloidal Gold). Zhengzhou has applied for Emergency Use Authorization (EUA) with the United States Food & Drug Administration (US FDA).

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 18 - SUBSEQUENT EVENTS (cont.)

F.	Service Agreements (cont.)

7.	Gnomegen, LLC

On May 7, 2020 (the “Effective Date”), Todos Medical USA entered into an Exclusive Distribution Agreement (the “Agreement”) with Gnomegen LLC (“Gnomegen”) whereby at the Effective Date Gnomegen hereby appointed Todos Medical USA as its exclusive agent for importing, marketing and distributing of SARS-nCoV-2 PCR test kits in specific countries (the “Territories”) as defined in the Agreement. The Agreement shall be in effect for a period of two years from the Effective Date (the “Term”) and will be extending automatically for an additional period of three years unless terminated by either party at the end of the Term by giving the other party termination notice in writing at least 90 days prior to the Term end.

Todos Medical USA is committed to minimum purchase quantities of the Products according to the supply price as defined in the Agreement.

Gnomegen has received Emergency Use Authorization (EUA) with the United States Food and Drug Administration (US FDA).

8.	Zhengzhou

On May 12, 2020, Todos Medial USA entered into a Non-Exclusive Distribution Agreement (the Agreement”) with Zhengzhou Fortune Bioscience Co., Ltd. (“Zhengzhou”), pursuant to which Todos Medial USA has been appointed as distributor of Zhengzhou’s Products as defined in the Agreement in United States. Zhengzhou has applied for Emergency Use Authorization (EUA) with the United States Food and Drug Administration (US FDA).

9.	Dawson James Securities

On April 6, 2020 (the “Effective Date”), the Company entered into an engagement agreement with Dawson James Securities (“Dawson”) to act as lead or managing placement agent on a best efforts basis in connection with any public or private offering or other financing or capital-raising transaction of any kind (“Tail Financing”) to the extent that such financing or capital is provided to the Company by investors whom Dawson had introduced to the Company during a period of 60 days commencing the Effective Date (the “Engagement Period”) if such Tail Financing is consummated at any time during the Engagement Period or within the 12-month period following the expiration or termination of Agreement or the completion of the offering (the “Tail Period”). If the offering is completed, for a period of 12 months from the offering date, the Company grants Dawson the right of first refusal to act as lead managing underwriter or book runner, or as lead placement agent, for any and all future equity, equity-linked or debt (excluding commercial bank debt) offerings during such period, of the Company, or any successor to or any subsidiary of the Company.

In consideration for the services to be rendered by Dawson, the Company will pay to Dawson a placement agent fee of 8% of the gross proceeds received in the Offering; provided that such fee will be reduced to 7% for investors introduced to Dawson by the Company. As additional compensation for Dawson’s services, the Company shall issue to Dawson or its designees at the closing of the offering (“Closing”) warrants (the “Placement Agent’s Warrants”) to purchase that number of Securities equal to 5% of the aggregate number of securities sold in the offering. The Placement Agent’s Warrants will be exercisable at any time and from time to time, in whole or in part, during the five-year period commencing six months from the closing of the offering, at a price per share equal to 125% of the price per Security issued in the offering. The Placement Agent’s Warrant will provide for a cashless exercise provision, registration rights (including a one-time demand registration right and unlimited piggyback rights) and customary anti-dilution provisions (for stock dividends and splits and recapitalizations).

TODOS MEDICAL LTD.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 18 - SUBSEQUENT EVENTS (cont.)

G.	Contingencies

Strategic Global Research and Development, Inc

On February 13, 2020 Strategic Global Research and Development, Inc (“Strategic” or “SGR&D”), brought suit against Amarantus and the Company in the United States District Court for the Central District of California Eastern Division for failure to pay for consulting services with respect to sales and marketing support and assistance that were contracted on April 12, 2018.

SGR&D claims it was not paid on time and is owed $91,319, allegedly consisting of $71,209 in unpaid consulting fees and late fees, plus $20,110 in unreimbursed expenses for travel and the like plus late fees. On April 8, 2020, SGR&D’s attorney sent a settlement proposal e-mail offering to settle for the full amount of the claim paid over-time at $4,000 per month with 5 % interest compounded monthly, with acceleration and confession of judgment upon default. Defendants have elected not to respond at present, until a lump-sum settlement proposal is fully funded with available funds.

Based on opinion of management and the advice of the legal counsel of the Company, at this stage the outcome of the litigation is inherently unpredictable

