Form 20-F/A
period 2019-12-31
TODOS MEDICAL LTD.
filed 2020-08-06
CIK 1645260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes [  ] No [X]

EXPLANATORY NOTE

Todos Medical Ltd. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Original Report”), which was originally filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2020. The purpose of this Form 20-F/A is to add to the Form 20-F, the audited financial statements of the Company for the year ended December 31, 2017 (the “2017 Financial Statements”) which were inadvertently omitted from the Original Report. In addition, disclosure related to the 2017 Financial Statements has been added to the Operating and Financial Review and Prospects section of this Amendment.

In addition, as required by Rule 12b-15 under the Exchange Act, new certifications by the Company's principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment, under Item 19 hereof, pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act. The Company is also including the certifications required under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002).

Except as described in this Explanatory Note, this Amendment does not amend any other information set forth in the Original Report, and the Company has not updated disclosures to reflect any events that occurred subsequent to June 15, 2020.

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

The following table summarizes our financial data for the five-year period from January 1, 2015 through December 31, 2019. We have derived the following selected statements of operations data for the years ended December 31, 2019, 2018 and 2017 the selected balance sheet data as of December 31, 2019 and 2018 from our audited financial statements and notes included in this annual report on Form 20-F. Our selected consolidated statements of operations data for the years ended December 31, 2017, 2016 and 2015, and the selected consolidated balance sheet data as of December 31, 2017, 2016, and 2015 have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F.

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

The following table discloses the breakdown of research and development expenses:

	Year ended December 31
	2019	2018	2017
Salaries and related expenses	$291,606	$178,486	$144,250
Stock-based compensation	230,908	12,077	22,883
Professional fees	65,506	22,271	18,888
Laboratory and materials	35,472	70,779	143,644
Patent expenses	51,491	82,367	65,654
Rent and maintenance	32,895	40,146	58,381
Depreciation	29,643	25,650	24,083
Insurance and other expenses	18,178	27,408	2,592
Total	$755,699	$459,184	$480,375

We expect that our research and development expenses will materially increase as we plan to rapidly recruit more employees in order to accelerate our research and development efforts.

Marketing expenses

Marketing expenses consist primarily of salaries and share-based compensation expense.

The following table discloses the breakdown of marketing expenses:

	Year ended December 31
	2019	2018	2017

Stock Based Compensation	$420,000	$-	$-
Professional Fees	$246,872	-	-

General and administrative

General and administrative expenses consist primarily of salaries, share-based compensation expense, professional service fees (for accounting, legal, bookkeeping, intellectual property and facilities), directors fee and insurance and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31
	2019	2018	2017

Salaries and related expenses	$325,879	$190,207	$67,541
Stock-based compensation	602,541	35,595	90,875
Communication and investor relations	106,886	230,194	83,836
Professional fees	943,175	269,980	224,407
Insurance and other expenses	114,164	193,718	150,428
General and administrative expenses	$2,092,645	$919,694	617,087

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

Comparison of the year ended December 31, 2018 to the year ended December 31, 2017

Results of Operations

Research and Development Expenses. Our net research and development expenses for the year ended December 31, 2018 were $509,184, compared to $720,527 for the year ended December 31, 2017, representing a net decrease of $211,343, or 29.3%. The decrease is primarily due to liabilities to minimum royalties that posted in 2017 to reflect the present value of the liability we have to Ben Gurion University.

General and Administrative Expenses. Our expenses for the year ended December 31, 2018 were $919,694, compared to $617,087 for the year ended December 31, 2017, providing an increase of $302,607 or 51%. The increase is primarily due to the increase from communication and investor relations expenses.

Finance Income and Expenses. Our net finance (Income) expenses for the year ended December 31, 2018 was ($971,337), compared to expenses of $1,337,758 for the year ended December 31, 2017, providing a decrease of $2,309,095. The decrease is primarily due to the change in the fair value of warrants liability in the amount of $2,027,908 and inducement related to warrants exercised in the amount of $166,500, and the impact of exchange rate transaction of $114,687. We issued warrants that are classified as liability instruments. As such, the fair value of these warrants is re-measured at the end of each accounting period with changes in this fair value reflected in the financial statement caption “Long Term Liabilities.” The exchange rate differentials affected the balances appearing on the balance sheet.

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

The table below presents our cash flows:

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended
	December 31
	2019	2018	2017
Cash flows from operating activities:
Net loss	$(11,815)	$(458)	$(2,675)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	30	26	24
Liability for minimum royalties	50	50	238
Stock-based compensation	1,253	48	114
Impairment of investment in affiliated company	1,345	-	-
Share in losses of affiliated company	448	-	-
Expiration of right to achieve control in affiliated company	1,173	-	-
Modification of terms relating to loans from shareholders	1,423	-	-
Exchange differences relating to loans from shareholders	49	(48)	67
Change in fair value of convertible bridge loans	2,322	-	-
Amortization of discounts and accrued interest on convertible bridge loans	959	-	-
Direct and incremental issuance costs related to convertible bridge loans transactions paid with Warrants	11	-	-
Change in fair value of derivative warrants liability and fair value of warrants expired	500	(926)	1,101

Inducement related to warrants exercised (Note 8)	-	-	167

Decrease (increase) in other current assets	24	(13)	1
Increase in accounts payables	363	163	(22)
Increase in other current liabilities	588	102	81
Net cash used in operating activities	(1,276)	(1,056)	(904)

Cash flows from investing activities:
Loans granted to affiliated company	(448)	-	-
Purchase of property and equipment	(1)	(15)	(4)
Net cash used in investing activities	(449)	(15)	(4)

Cash flows from financing activities:
Proceeds from issuance of units consist of convertible bridge loans and stock warrants, net	1,374	27	-
Proceeds from issuance of units consist of ordinary shares and stock warrants	295	100	226
Proceeds from exercise of stock warrants into ordinary shares, net	-	324	599
Net cash provided by financing activities	1,669	451	1,162

Change in cash, cash equivalents and restricted cash	(55)	(620)	224
Cash, cash equivalents and restricted cash at beginning of year	73	693	439
Cash, cash equivalents and restricted cash at end of year	$17	$73	$69

Operating Activities

Net cash used in operating activities for the year ended December 31, 2019 was $1,276,239 compared to $1,056,296 in the year ended December 31, 2018, and $904,410 in the year ended December 31, 2017. The increase in the cash flow used in operating activities in 2019 compared to 2018 is primarily due to increase from operating loss less stock-based compensation, impairment of investment in affiliated company, expiration of right to achieve control in affiliated company, modification of terms relating to loans from shareholders, change in fair value of convertible bridge loans, amortization of discounts and accrued interest on convertible bridge loans and change in fair value of derivative warrants liability and fair value of warrants expired.

Investing Activities

Net cash used in investing activities for the for the year ended December 31, 2019 was $448,694, compared to net cash used in the year ended December 31, 2018 of $15,370, and $43,596 in the year ended December 31, 2017. The primary reason for the increase in investing activities was due to the loans granted by us to our joint venture, Breakthrough Diagnostics, Inc., for operating its ongoing activities.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2019 was $1,669,470, compared to net cash provided by financing activities for the year ended December 31, 2018 of $451,258, and $1,162,230. This increase is primarily due to a cash received from the issuance of units consisting of convertible bridge loans and stock warrants, net.

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

On April 8, 2020, the Plaintiff’s attorney sent a settlement proposal e-mail offering to settle for the full amount of the claim paid over-time at $4,000 per month with 5% interest compounded monthly, with acceleration and confession of judgment upon default. Defendants have elected not to respond at present, until a lump-sum settlement proposal is fully funded with available funds.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fahn Kanne & Co. Grant Thornton Israel has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2019 and 2018. The following table provides information regarding fees paid by us to Fahn Kanne & Co. Grant Thornton Israel for all services, including audit services, for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	2017
Audit Fees (1)	$70,000	$42,000	42,000
Audit Related Fees (2)	47,168	-	-
Tax Fees (3)	-	-	-
All other Fees	-	-	-
Total:	$117,168	$42,000	$42,000

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit	Description
1.1	Amended and Restated Articles of Association of Todos Medical Ltd. (filed as Exhibit 99.1 to the Company’s current report on Form 6-K (File No. 333-209744) filed on March 30, 2017, and incorporated herein by reference).

1.2	Charter of the Audit Committee of the Board of Directors*

1.3	Charter of the Compensation Committee of the Board of Directors*

2.1	Form of Warrant (filed as Exhibit 4.1 to the Company’s registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).

4.1	Research and License Agreement with B.G. Negev Technologies and Applications Ltd. and Mor Research Applications Ltd., dated April 26, 2010, as amended June 25, 2012 (filed as Exhibit 10.1 to the Company’s registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).

4.2	Addendum No. 2 to Research and License Agreement Dated March 19, 2017, as amended on June 25, 2012 with B.G. Negev Technologies and Applications Ltd. and Mor Research Applications Ltd. (filed as Exhibit 4.2 to Form 20-F (File No. 333-209744) filed on May 1, 2017, and incorporated herein by reference).

4.3	Summary English Translation of Lease Agreement for Corporate Offices in Rehovot, Israel (filed as Exhibit 10.4 to the Company’s registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).

4.4	Todos Medical Ltd. 2015 Israeli Share Option Plan (filed as Exhibit 10.7 to the Company’s registration statement on Form F-1 (File No. 333-209744) filed on February 26, 2016, and incorporated herein by reference).

4.5	Employment Agreement, dated March 16, 2017, between Todos Medical Singapore Pte Ltd. and Dr. Wee Yue Chew and warrant agreement, dated March 16, 2017, between Todos Medical Ltd. and Dr. Wee Yue Chew (filed as Exhibit 4.12 to Form 20-F (File No. 333-209744) filed on May 1, 2017, and incorporated herein by reference).

4.6	Convertible Bridge Loan Agreement, dated February 27, 2019, filed as Exhibit 4.1 to the Company’s Form 6-K filed on February 28, 2019 and incorporated herein by reference

4.7	Amendment to Convertible Bridge Loan Agreement, dated February 27, 2019, filed as Exhibit 4.1 to the Company’s Form 6-K filed on March 12, 2019 and incorporated herein by reference

4.8	Share Purchase and Assignment of License Agreement among Todos Medical Ltd., Amarantus Bioscience Holdings, Inc., and Breakthrough Diagnostics, Inc., dated February 27, 2019, filed as Exhibit 4.4 to the Company’s Form 6-K filed on February 28, 2019

4.9	Assignment and Loan Conversion Agreement among the Company, Adeline Holdings Ltd., Yitzhak Ostrovitsky, and Sorry Doll Ltd. and S.B. Nihul Merkakein Ltd., dated November 28, 2018*

4.10	Marketing and Reseller Agreement, between the Company and Care G.B. Plus Ltd., dated December 20, 2018*

4.11	Exclusive option agreement among the Company, Strategic Investment Holdings, LLC, Ascenda BioSciences LLC and Provista Diagnostics, Inc. dated January 6, 2020.*

4.12	2% Convertible Redeemable Note made by the Company in favor of Shmuel Rotbard in the original principal amount of $375,000 dated June 15, 2020.*

8.1	List of Subsidiaries, filed as Exhibit 21.1 to Company’s amended registration statement on Form F-1/A (File No. 333-209744) filed on July 27, 2016, and incorporated herein by reference.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 furnished herewith.

12.2	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 furnished herewith.

13.1	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

101.INS	XBRL Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

TODOS MEDICAL LTD.

Date: August 6, 2020	By:	/s/ Gerald Commissiong
Gerald Commissiong, CEO
Chief Executive Officer and Director

TODOS MEDICAL LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101
T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il
Board of Directors and Shareholders
Todos Medical Ltd.

Opinion on the financial statements

We have audited the accompanying balance sheets of Todos Medical Ltd. (the “Company”) as of December 31, 2019 and 2018, the related statements of operations, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

STATEMENTS OF OPERATIONS

(U.S. dollars except share and per share amounts)

		Year ended December 31,
	Note	2019	2018	2017

Research and development expenses	12	$755,699	$459,184	$720,527
Marketing expenses	13	666,872	-	-
General and administrative expenses	14	2,092,645	919,694	617,087

Operating loss		(3,515,216)	(1,378,878)	(1,337,614)

Financing (income) expenses, net	15	5,333,498	(921,337)	(1,337,758)
Share in losses of affiliated company accounted for under equity method	3	2,965,801	-	-

Net loss		$11,814,515	$457,541	$2,675,372

Basic and diluted net loss per share		$0.13	$0.01	$0.04

Weighted average number of ordinary shares outstanding attributable to ordinary shareholders		92,024,188	70,869,924	68,587,261

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(U.S. dollars except share and per share amounts)

	Preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total Shareholders'
	Shares	Amount	Shares	Amount	capital	deficit	deficit

Balance at December 31, 2016	3,333,471	$9,424	63,747,504	$166,723	$1,980,344	$(2,560,440)	$403,949
Changes during the year ended December 31, 2017:
Conversion of preferred shares into ordinary shares (Note 10B)	(3,351,850)	(9,475)	3,351,850	9,475	-	-	-
Exercise of warrants, net of issuance expenses and amount classified to equity upon exercise (Note 10C1)	-	-	1,665,000	4,625	1,058,475	-	1,063,100
Issuance of ordinary shares, net of issuance expenses (Note 10C2)	-	-	1,061,125	3,015	559,538	-	562,553
Exercise of stock options into ordinary shares (Note 10C3)	-	-	81,432	226	-	-	226
Issuance of ordinary shares to service providers	-	-	350,000	897	2,904	-	3,801
Stock-based compensation (Note 11)	18,379	51	-	-	109,957	-	110,008
Net loss for the year	-	-	-	-	-	(2,675,372)	(2,675,372)
Balance at December 31, 2017	-	$-	70,256,911	$184,961	$3,711,218	$(5,235,812)	$1,339,633
Changes during the year ended December 31, 2018:
Exercise of warrants, net of issuance expenses and amount classified to equity upon exercise (Note 10C4)	-	-	722,500	1,928	451,295	-	453,223
Exercise of stock options into ordinary shares (Note 10C5)	-	-	620,521	1,656	(1,656)	-	-
Issuance of units consisting of ordinary shares and stock warrants (Note 10C6)	-	-	800,000	2,134	78,211	-	80,345
Stock-based compensation (Note 11)	-	-	-	-	47,672	-	47,672
Net loss for the year	-	-	-	-	-	(457,541)	(457,541)
Balance at December 31, 2018	-	$-	72,399,932	$190,679	$4,286,740	$(5,693,353)	$1,215,934

STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

(U.S. dollars except share and per share amounts)

	Preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total Shareholders'
	Shares	Amount	Shares	Amount	capital	deficit	deficit

Balance at December 31, 2018	-	$-	72,399,932	$190,679	$4,286,740	$(5,693,353)	$1,215,934
Changes during the year ended December 31, 2019:
Issuance of ordinary shares as consideration for unit consisting of investment in affiliated company and right to obtain control over affiliated company (Note 3)	-	-	17,986,999	51,391	2,466,789	-	2,518,180
Issuance of unit consisting of ordinary shares and stock warrants upon partial extinguishment of loans from shareholders (Note 6)	-	-	3,500,000	10,000	1,763,493	-	1,773,493
Partial conversion of convertible bridge loans into ordinary shares (Note 7)	-	-	1,811,864	5,177	330,344	-	335,521
Classification of derivative warrants liability into equity as result of partial conversion of convertible bridge loans into ordinary shares (Note 7)	-	-	-	-	60,365	-	60,365
Commitment for issuance of fixed number of ordinary shares and stock warrants upon modification of terms relating to convertible bridge loans transactions (Note 7)	-	-	-	-	162,405	-	162,405
Issuance of stock warrants to lenders upon convertible bridge loans transactions (Note 7)	-	-	-	-	290,875	-	290,875
Beneficial conversion feature upon modification of terms of convertible bridge loans (Note 7)	-	-	-	-	79,849	-	79,849
Commitment for issuance of fixed number of ordinary shares to service provider (Note 9F)	-	-	-	-	230,908	-	230,908
Issuance of ordinary shares (Note 10C7)	-	-	2,950,000	8,429	286,571	-	295,000
Issuance of ordinary shares to the Company’s chairman of the Board of Directors (Note 10C8)	-	-	300,000	857	59,143	-	60,000
Issuance of ordinary shares as partial settlement of financial liability (Note 10C9)	-	-	125,000	357	12,143	-	12,500
Issuance of ordinary shares to service providers (Note 10B10)	-	-	4,500,000	12,857	742,143	-	755,000
Stock-based compensation (Note 11)	-	-	-	-	207,541	-	207,541
Net loss for the year	-	-	-	-	-	(11,814,515)	(11,814,515)
Balance at December 31, 2019	-	$-	103,573,795	$279,747	$10,979,309	$17,507,868	$6,248,812

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

(U.S. dollars except share and per share amounts)

	Year ended December 31
	2019	2018	2017
Cash flows from operating activities:
Net loss	$(11,814,515)	$(457,541)	$(2,675,372)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	29,643	25,502	24,083
Liability for minimum royalties	50,000	50,000	238,000
Stock-based compensation	1,253,449	47,672	113,758
Impairment of investment in affiliated company (Note 3)	1,345,180	-	-
Share in losses of affiliated company (Note 3)	447,621	-	-
Expiration of right to obtain control over affiliated company (Note 3)	1,173,000	-	-
Modification of terms relating to loans from shareholders (Note 6)	1,423,493	-	-
Exchange differences relating to loans from shareholders (Note 6)	48,552	(47,601)	66,658
Change in fair value of convertible bridge loans (Note 7)	2,321,867	-	-
Amortization of discounts and accrued interest on convertible bridge loans (Note 7)	958,741	-	-
Direct and incremental issuance costs allocated to First Warrant related to convertible bridge loans transactions paid with Warrants (Note 7)	11,055	-	-
Inducement related to warrants exercised (Note 8)	-	-	166,500
Change in fair value of derivative warrants liability and fair value of warrants expired (Note 8)	499,874	(925,910)	1,101,229
Decrease (increase) in other current assets	24,191	(13,236)	1,120
Increase in accounts payables	363,469	163,174	(21,874)
Increase in other current liabilities	588,190	101,644	81,488
Net cash used in operating activities	(1,276,239)	(1,056,296)	(904,410)

Cash flows from investing activities:
Loans granted to affiliated company (Note 3)	(447,621)	-	-
Purchase of property and equipment	(1,073)	(15,370)	(3,596)
Net cash used in investing activities	(448,694)	(15,370)	(3,596)

Cash flows from financing activities:
Proceeds from issuance of units consisting of convertible bridge loans and stock warrants, net (Note 7)	1,374,470	27,000	-
Proceeds from issuance of units consisting of ordinary shares and stock warrants (Note 10C2, Note 10C6 and Note 10C7)	295,000	100,000	562,604
Proceeds from exercise of stock options into ordinary shares, net (Note 10C3)	-	-	226
Proceeds from exercise of stock warrants into ordinary shares, net (Note 10C1 and Note 10C4)	-	324,258	599,400
Net cash provided by financing activities	1,669,470	451,258	1,162,230

Change in cash, cash equivalents and restricted cash	(55,463)	(620,408)	224,254
Cash, cash equivalents and restricted cash at beginning of year	72,893	693,301	439,077
Cash, cash equivalents and restricted cash at end of year	$17,430	$72,893	$693,301

Supplemental disclosure of non-cash activities:
Issuance of ordinary shares as consideration for unit consisting of investment in affiliated company and right to obtain control over affiliated company (Note 3)	$2,518,180	$-	$-
Partial conversion of loans from shareholders into ordinary shares and stock warrant (Note 6)	$337,991	$-	$-
Fair value of derivative warrants liability and convertible bridge loans classified into equity in connection with convertible bridge loans converted (Note 7)	$395,886	$-	$-
Direct and incremental issuance costs related to convertible bridge loans transactions paid in Warrants (Note 7)	$68,145	$-	$-
Commitment for issuance of fixed number of ordinary shares and stock warrants upon modification of terms relating to convertible bridge loans transactions (Note 7)	$162,405	$-	$-
Beneficial conversion feature upon modification of terms of convertible bridge loans (Note 7)	$79,849	$-	$-
Fair value of derivative warrants liability classified into equity in connection with warrants exercised during the period (Note 8)	$-	$128,965	$297,200
Issuance of ordinary shares as partial settlement of financial liability (Note 9D)	$12,500	$-	$-
Conversion of preferred shares into ordinary shares (Note 10B)			$9,424

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - GENERAL

A.	Operations

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

In connection with forming new entities subsequent to December 31, 2029, see also Note 18E.

A.	Going concern uncertainty

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

During the year ended December 31, 2017, the Company raised net amounts of $226, $599,400 and $562,604 through exercise of stock options into ordinary shares, exercise of stock warrants into ordinary shares and private placement transactions, respectively (see also Note 8 and Note 10C, respectively). During the year ended December 31, 2018, the Company raised net amounts of $27,000, $324,258 and $100,000 through issuance of financial instruments as part of convertible bridge loans transactions, exercise of stock warrants into ordinary shares and private placement transactions, respectively (see also Note 7, Note 8 and Note 10C, respectively). During the year ended December 31, 2019, the Company raised net amounts of $1,374,470 and $295,000 through issuance of financial instruments as part of convertible bridge loans and private placement transactions, respectively (see also Note 7 and Note 10C, respectively).

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

A.	Functional currency

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

A.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments which include short term bank deposits (up to three months from date of deposit), that are not restricted as to withdrawals or use that are readily convertible to cash with maturities of three months or less as of the date acquired.

A.	Restricted Cash

Restricted cash is invested in certificates of deposit, which are used to secure the Company’s line of credit. For presentation of statement of cash flows purposes, restrict cash balances are included with cash and cash equivalents, when reconciling the reported period total amounts.

	As of December 31,
	2019	2018
Cash and cash equivalents	$12,155	$63,550
Restricted cash	5,275	9,343
Total cash, cash equivalents and restricted cash shown in statement of cash flows	$17,430	$72,893

A.	Property and equipment

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

Rate of depreciation	%

Laboratory equipment	15
Furniture and equipment	7-15
Computers	33
Vehicle	15

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

A.	Impairment of long-lived assets

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

A.	Investment in affiliated company

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

A.	Right to obtain control over affiliated company

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

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

A.	Deferred income taxes

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

A.	Convertible Bridge Loans

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

A.	Liability for employee rights upon retirement

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

A.	Research and development expenses

Research and development expenses are charged to operations as incurred.

A.	Royalty-bearing grants

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

As of December 31, 2019, and 2018, the Company did not accrue for or pay any royalties to the IIA as no revenue has yet been generated.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

A.	Concentrations of credit risk

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

A.	Contingencies

The Company records accruals for loss contingencies arising from claims, litigation and other sources when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available. Legal costs incurred in connection with loss contingencies are expensed as incurred.

A.	Fair Value Measurements

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

A.	Basic and diluted net loss per ordinary share

The Company computes net loss per share in accordance with ASC 260, “Earning per Share”, which requires presentation of both basic and diluted loss per share on the face of the statement of operations.

Basic net loss per ordinary share is computed by dividing the net loss for the period applicable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the year using the treasury stock method with respect to stock options and certain stock warrants and using the if-converted method with respect to convertible bridge loans and certain stock warrants. In computing diluted loss per share, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. During the years ended December 31, 2019, 2018 and 2017 the total weighted average number of ordinary shares related to outstanding stock options, stock warrants and convertible bridge loans excluded from the calculation of the diluted loss per share was 23,069,233, 6,489,221 and 7,717,721, respectively.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

O.	Basic and diluted net loss per ordinary share

The loss and the weighted average number of ordinary shares used in computing basic and diluted loss per ordinary share for the years ended December 31, 2019, 2018 and 2017, are as follows:

	Year ended December 31,
	2019	2018	2017

Loss for the year	$11,814,515	$457,541	$2,675,372
Less: Loss attributed to preferred shares	-	-	31,950

Loss for the year attributable to ordinary shareholders	$11,814,515	$457,541	$2,643,422

Weighted average number of ordinary shares outstanding attributable to ordinary shareholders	92,024,188	70,869,924	68,587,261

A.	Allocation of proceeds and related issuance costs

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

A.	Stock-based compensation

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

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

A.	Stock Warrants

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

A.	Derivative Warrants Liability

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

A.	Beneficial Conversion Features

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

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

A.	Modification of stock-based compensation awards

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

A.	Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications did not have any effect on the reported results of operations, shareholder’s deficit or cash flows.

A.	Recent Accounting Pronouncements

1	Accounting Standards Update 2016-02, “Leases (Topic 842): Section A - Leases: Amendments to the FASB Accounting Standards Codification; Section B - Conforming Amendments Related to Leases: Amendments to the FASB Accounting Standards Codification; Section C - Background Information and Basis for Conclusions”

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

2	Accounting Standard Update 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting

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

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 3 - INVESTMENT IN AFFILIATD COMPANY, NET

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

The changes in Level 3 asset associated with Option Transaction to obtain control over affiliated company are measured at fair value on a recurring basis. The following table summarizes the observable inputs used in the valuation of the Option Transaction asset as of the Closing Date:

As of Closing Date
Share price (U.S. dollars)	$5,385
Exercise price (U.S. dollars)	$5,423
Expected volatility	137.2%
Risk-free interest rate	2.44%
Dividend yield	-
Expected term (years)	0.16

The following tabular presentation reflects the Investment in affiliated company:

As of December 31, 2019
Investment in affiliated company, net (1)	$(447,621)
Non-current loans (2)	447,621
Total Investment in affiliated company, net	$-

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 3 - INVESTMENT IN AFFILIATD COMPANY, NET (CONT.)

1.	The investment in affiliated company as follows:

Investment in Affiliated Company
As of the Closing Date	$1,345,180
Less amortization of In-Process Research and Development asset	(1,345,180)
Less accumulated net losses	(447,621)
As of December 31, 2019	$(447,621)

1.	As part of the Joint Venture Agreement, during the year ended December 31, 2019, the Company provided Breakthrough with an interest-free loan with no maturity date in total amount of $447,621. Following the reduction of the investment in affiliated company to zero amount, the Company considered to recognized additional losses to other investments (non-current loans) based on the seniority of such other investments and the percentage ownership interest applicable for such other investment.

NOTE 4 - PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2019	2018
Laboratory equipment and others	$151,260	$151,260
Computers	8,253	7,180
Vehicle	5,204	5,204
Furniture and equipment	12,851	12,851
	177,568	176,495
Less - accumulated depreciation	(112,896)	(83,253)
Total property and equipment, net	$64,672	$93,242

Total depreciation expenses for the years ended December 31, 2019, 2018 and 2017 were $29,643, $25,502 and $24,083, respectively.

NOTE 5 - OTHER CURRENT LIABILITIES

	As of December 31,
	2019	2018
Accrued payroll and related taxes	$172,648	$111,076
Provision for vacation	36,819	12,807
Accrued expenses	590,158	87,552
	$799,625	$211,435

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

The following tabular presentation reflects the reconciliation of the carrying amount of the loans from shareholders as of December 31, 2019 and 2018:

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

In April 2017, the Company offered to the warrants holders to lower the warrants' exercise price from $0.5 per share to $0.4 per share for 8 weeks period. As a result of such offer, in May 2017, certain holders exercised 1,665,000 warrants into the same number of ordinary shares for cash consideration of $666,000. The inducement fair value was measured in an amount of $166,500 which was recognized as financing expense in accompanying Company’s Statement of Operations for the year ended December 31, 2017. As of the exercise date, the fair value of the warrants exercised which amounted to $297,200 (after the effect of the inducement) was reclassified to equity rather than derivative warrant liabilities.

In May 2018, the Company offered to the warrants holders an option to convert 25% of the warrants into shares in exchange for extending the period exercise of their warrants for an additional 3 years. As a result of such offer, in May 2018, certain holders exercised 722,500 warrants into the same number of Ordinary Shares for gross cash consideration of $361,250 (see also Note 10C4). During the year ended December 31, 2019, stock warrants have not been exercised.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 8 - DERIVATIVE WARRANTS LIABILITY (cont.)

The following table summarizes the observable inputs used in the valuation of the derivative warrant liabilities as of December 31, 2019 and 2018:

	As of December 31, 2019			As of December 31, 2018
	Series (2015)	Series (2016)	Series (2018)	Series (2015)	Series (2016)	Series (2018)
Share price (U.S. dollars)	$0.040	$0.040	$0.040	$0.094	$0.094	$0.094
Exercise price (U.S. dollars)	$0.50	$0.50	$0.125	$0.5	$0.5	$0.125
Expected volatility	109.15%	122.46%	102.92%	63%	63%	63%
Risk-free interest rate	1.59%	1.58%	1.58%	2.92%	2.92%	2.92%
Dividend yield	-	-	-	-	-	-
Expected term (years)	1.35	2.21	1.58	2.4	0.47	2.88

	First Warrant
	Closing Date	As of December 31, 2019
Share price (U.S. dollars)	$0.12-$0.26	$0.040
Exercise price (U.S. dollars)	$0.12-$0.26	$0.018
Expected volatility	125.31%-129.94%	102.55%-125.71%
Risk-free interest rate	1.74%-2.56%	1.58%-1.62%
Dividend yield	-	-
Expected term (years)	2.38	1.96-2.99
Probability for uplisting	75%	75%

	Series (2015)	Series (2016)	Series (2018)	First Warrant	Placement Agent Warrant		Total
Balances at December 31, 2016	$76,768	$182,948	$-	$-	$-		$259,716
Exercised	-	(297,200)	-	-	-		(297,200)
Changes in fair value	477,648	623,581	-	-	-		1,101,229
Balances at December 31, 2017	$554,416	$509,329	$-	$-	$-		$1,063,745
Amount classified to equity upon exercise	(88,803)	(40,162)	-	-	-		(128,965)
Expired	(178,498)	-	-	-	-		(178,498)
Issued	-	-	19,655	-	-		19,655
Changes in fair value	(281,119)	(466,293)	-	-	-		(747,412)
Balances at December 31, 2018	$5,996	$2,874	$19,655	$-	$-		$28,525
Amount classified to equity upon determination of the exercise price (*)	-	-	-	(60,365)	-		(60,365)
Expired	-	(88)	-	-	-		(88)
Issued	-	-	-	205,075	79,200	(**)	284,275
Changes in fair value	(3,901)	-	(13,351)	517,213	-		499,874
Balances at December 31, 2019	$2,095	$2,786	$6,304	$661,923	$79,200		$752,309

(*)	Following the partial conversion of certain convertible bridge loans into ordinary shares (see also Note 7), the exercise price of certain portion of the First Warrant has been determined as a fixed price and accordingly the applicable amount was reclassified into additional paid-in capital.
(**)	The fair value of the Placement Agent Warrant is equal to 8% of the total proceeds received by the Company from introduced investor and/or lenders by the Placement Agent (see also Note 7).

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

A.	Israeli Innovation Authority

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

As of December 31, 2019, and 2018, the Company did not accrue for or pay any royalties to the IIA as no revenue has yet been generated.

A.	B.G. Negev Technologies and Applications Ltd. and Mor Research Applications Ltd.

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

1.	In January 2015, the Company signed a one-year lease agreement for office space leasing in Rehovot, Israel for a monthly consideration of NIS 6,780 (approximately $1,830). The lease was renewed by the Company on February 1, 2018 for an additional term of one year at NIS 7,200 (approximately $1,892) per month, with automatic renewal for a second one-year period at NIS 7,400 per month, unless one party provides the other with written notice of non-renewal. Lease payments are linked to the Israeli CPI based on the Israeli Customer Price Index (CPI) based on the CPI published on February 15, 2015, which until December 31, 2019, has not changed significantly. The total expected future lease commitments from January 2020 through January 2021 are approximately $22,000. In addition, the aforesaid lease was renewed by the Company on February 1, 2020 for additional one year.

The payments above are associated with lease of premises with law value and therefore are out of scope of ASC 842 “Leases”. Consequently, leasing payments are recognized on a straight-line basis as an expense in the accompanying statements of operations.

1.	MDM Worldwide Inc.

On June 21, 2018, the Company had entered into an Investor Relations Agreement with MDM Worldwide Solution Inc. (“MDM”) whereby the Company agreed to pay MDM a monthly fee of $12,000 for IR services.

On July 17, 2019, the Board of Directors approved the conversion of up to $100,000 owed by the Company to MDM into ordinary shares, at a conversion price of $0.10 per share, for an issuance of up to 1,000,000 shares to MDM. Consequently, during the year ended December 31, 2019, the Company issued 125,000 ordinary shares of NIS 0.01 par value as settlement of financial liability to MDM in total amount of $12,500. See also Note 10C9.

In addition, an amount of $100,000 have been classified as non-current liability as result of execution of new exchange agreement that was entered into effect in May 2020 under which this amount will be converted into shares of the Company based on the terms in the exchange agreement (see also Note 18D1).

1.	Care G.B. Plus Ltd.

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

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 9 - COMMITMENT AND CONTINGENT LIABILITIES (cont.)

1.	Orot Plus Ltd.

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

On January 13, 2020, 3,600,000 Issued Shares have been issued, reflecting price per share of $0.05.

1.	Orion Capital Advisors, LLC

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

The term of the Business Development Agreement commenced on May 16, 2019 and through August 16, 2019.

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

1.	Udi Zelig

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

The CTO Consulting Agreement became effective at the Effective Date and continue in effect until terminated.

During the year ended December 31, 2019, the Company recorded stock-based compensation expenses in total amount of $12,135 as part of “Research and Development expenses” line in operations in the accompanying statement of operations which reflects the CTO Services provided by the Consultant for the period commencing the Effective Date through December 31, 2019. On January 14, 2020, the Company issued 242,697 ordinary shares of the Company par value NIS 0.01 per share as compensation for the CTO Services in December 2019.

1.	Steeltown Consulting Group, LLC

On March 28, 2019, the Company entered into Business Development Agreement with Steeltown Consulting Group, LLC (the “Consultant”) whereby the Consultant will provide business development service as defined in the Agreement. In exchange the Company shall issue to the Consultant number of 500,000 ordinary shares of the Company par value NIS 0.01 per share.

The term of the Business Development Agreement commenced on March 28, 2019 through 6-month period.

During the year ended December 31, 2019, the Company recorded stock-based compensation expenses in total amount of $70,000 as part of “General and Administrative Expenses” line in operations in the accompanying statement of operations in exchange for issuance of the above 500,000 ordinary shares of NIS 0.01 par value, representing a price per share of $0.14 at the commitment date.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 9 - COMMITMENT AND CONTINGENT LIABILITIES (cont.)

1.	Al and J Media Inc

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

The Media Advertising Agreement term commenced on March 28, 2019 and continue through Service completion.

During the year ended December 31, 2019, the Company recorded marketing expenses in total amount of $565,000, an amount of $420,000 out of which was recorded as stock-based compensation expenses in exchange for issuance of 3,000,000 ordinary shares of NIS 0.01 par value, representing a price per share of $0.14 at the commitment date.

1.	Dawson James Securities

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

Through December 31, 2019, the Company has no obligation regarding aforesaid Engagement Agreement with Dawson.

On April 6, 2020, the Company entered into new engagement agreement with Dawson. See also Note 18F9.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 9 - COMMITMENT AND CONTINGENT LIABILITIES (cont.)

1.	First Choice International Company, Inc.

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

1.	Financial Buzz Media Networks LLC

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

1.	Provista Diagnostics, Inc

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

1.	Employment Agreement with Dr. Wee Yue Chew

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

1. Ordinary Shares:

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

1. Preferred Shares:

According to the Company’s prior Articles of Association, which were revised on August 9, 2015, each preferred share entitled its holder to the following rights, until such preferred share is converted into an ordinary share: (a) the right to receive notices and participate in general meetings, vote there at, receive dividends whenever they are paid on the ordinary shares and to receive liquidation dividends from the assets of the Company upon liquidation; (b) anti-dilution right that is not transferrable; and (c) the right to appoint one (1) director, provided that the holder holds 5% or more of the issued share capital of the Company. During the reported periods all the issued and outstanding preferred shares were held by the then Chief Executive Officer of the Company ("Mr. Zigdon").

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

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 10 - SHAREHOLDERS’ DEFICIT

1.	Issuance of Ordinary Shares:

2.In April 2017, the Company offered to the holders of the warrants to lower the exercise price of the warrants from $0.5 per share to $0.4 per share for a limited period of time of 8 weeks.

As a result of such offer, in May 2017, certain holders exercised 1,665,000 warrants to the same number of Ordinary Shares for a cash consideration of $666,000 (net amount of $599,400)

The fair value of the inducement was measured in an amount of $166,500. Such amount was recognized as an additional financing expense in the accompanying Company’s statement of operations.

At the exercise date, the fair value of the warrants exercised which amounted to $297,200 (after consideration of the effect of the inducement), was reclassified to equity rather than derivative warrant liabilities.

1.	In October 2017, the Company signed a share purchase agreement with certain investors for $625,000 in exchange for issuance of 1,061,125 ordinary shares of NIS 0.01 par value. As of December 31, 2017, all of these ordinary shares were sold and the Company received net proceeds of $562,553.

2.	During the year ended December 31, 2017, 81,432 stock options have been exercised into the same number of ordinary shares at an exercise price of NIS0.01.

3.	In May 2018, the Company offered to the holders of the warrants to exercise their warrants in exchange for extending their expiration date for an additional 3 years. As a result of such offer, during May 2018, certain holders exercised 722,500 warrants into the same number of Ordinary Shares for a cash consideration of $361,250. The total direct and incremental costs paid regarding this transaction were approximately $36,992.

4.	On August 15, 2018, a certain consultant converted 620,521 stock options into the same number of ordinary shares at an exercise price of NIS0.01.

5.	On November 18, 2018, the Company signed a share purchase agreement with an investor for $100,000 in exchange for 800,000 ordinary shares of NIS 0.01 par value and 600,000 warrants for 3 years in exercise price of the lowest of $0.125 or the lowest price during the 5 trading days before the exercise notice. An amount of $19,655 was allocated to derivative warrant liability (see also Note 8) and the remaining amount was allocated to the shares.

6.	During the year ended December 31, 2019, the Company signed a share purchase agreement with certain new investors for $295,000 in cash in exchange for 2,950,000 ordinary shares of NIS 0.01 par value, which representing price per share of $0.10.

7.	On April 14, 2019 (“Commitment Date”), the Company’s compensation Committee approved the issuance of 300,000 ordinary shares of NIS 0.01 par value to the then Chief Executive Officer for his service as the chairman of the Board of Directors. Consequently, at the Commitment Date, the Company recorded stock-based compensation expense as part of “General and Administrative” line in operations in the accompanying statement of operations in total amount of $60,000, which representing price per share of $0.2 at the commitment date.

8.	In May 2019, the Company issued 125,000 ordinary shares to certain service provider as partial settlement of financial liability in total amount of $12,500. See also Note 9D.

9.	During the year ended December 31, 2019, the Company entered into several service agreements with certain service providers, whereby the Company issued 4,500,000 ordinary share of NIS 0.01 par value in exchange for services that have been rendered. Consequently, the Company recorded related stock-based compensation expense of $420,000 and $335,000 as part of “Marketing Expenses” and “General and Administrative Expenses” lines in operations in the accompanying statement of operations, respectively, based on the fair value of the issued shares at each applicable commitment date, which representing an average price per share of $0.15. See also Note 9.

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

Stock-based compensation expenses incurred for employees (and directors) and non-employees, for the years ended December 31, 2019, 2018 and 2017, amounted to $1,253,449 ($1,045,908 out of which allocated to ordinary shares issued or to fixed number of ordinary shares to be issued (see also Note 9F, Note 10C8 and Note 10C10)), $47,672 and $113,758 ($3,801 out of which allocated to ordinary shares issued), respectively.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 12 - RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31
	2019	2018	2017

Salaries and related expenses	$291,606	$178,486	$144,250
Stock-based compensation (Note 9F)	230,908	12,077	22,883
Professional fees	65,506	22,271	18,888
Laboratory and materials	35,472	70,779	143,644
Patent expenses	51,491	82,367	65,654
Rent and maintenance	32,895	40,146	41,673
Liability for minimum royalty expenses (Note 9B)	-	-	238,000
Depreciation	29,643	25,650	24,083
Insurance and other expenses	18,178	27,408	21,452
	$755,699	$459,184	$720,527

NOTE 13 - MARKETING EXPENSES

	Year ended December 31
	2019	2018	2017

Stock-based compensation (Note 10C10)	$420,000	$-	$-
Professional fees	246,872	-	-
	$666,872	$-	$-

NOTE 14 - GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2019	2018	2017

Salaries and related expenses	$325,879	$190,207	$67,541
Stock-based compensation (Note 10C8, Note 10C10 and Note 11)	602,541	35,595	90,875
Communication and investor relations	106,886	230,194	83,836
Professional fees	943,175	269,980	224,407
Insurance and other expenses	114,164	193,718	150,428
	$2,092,645	$919,694	$617,087

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 15 - FINANCING (INCOME) EXPENSES, NET

	Year ended December 31
	2019	2018	2017

Change in fair value of warrants liability and fair value of warrants expired (Note 8)	$499,874	$(925,910)	$1,101,229
Inducement related to warrants exercised (Note 8)	-	-	(166,500)
Change in fair value of convertible bridge loans following to Maturity Date (Note 7)	2,321,867	-	-
Loss from extinguishment of loans from shareholders (Note 6)	1,423,493	-	-
Direct and incremental issuance costs allocated to First Warrant (Note 7)	22,109	-	-
Amortization of discounts and accrued interest on convertible bridge loans (prior to Maturity Date) (Note 7)	958,741	-	-
Change in liability to minimum royalties (Note 9B)	50,000	50,000	-
Exchange rate differences and other finance income (expenses)	57,414	(45,427)	(70,029)
Financing (income) expenses, net	$5,333,498	$921,337	$1,337,758

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 16 - TAXES ON INCOME

The Company files its income tax report in the State of Israel and is subject to taxation laws applicable in Israel.

1.	In December 2016, the Israeli parliament passed the Economic Efficiency Law (Legislative Amendments to Achieve Budget Targets for the 2017 and 2018 Budget), which set a further reduction of corporate tax from 25% to 23%. The provisions of the law included a Temporary Order stipulate that the corporate tax rate in 2017 will be 24%. As a result, the corporate tax rate in effect from 2018 onwards is 23%.

2.	The Company has final (considered final) tax assessments through the 2013 tax year.

3.	As of December 31, 2019, the Company has carried forward losses for Israeli income tax purposes of approximately $6.9 million which can be offset against future taxable income for an indefinite period of time.

4.	Deferred income taxes reflect the net tax effects of net operating loss and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	As of December, 31
Composition of deferred tax assets:	2019	2018
Net operating loss carry-forward	$1,585,272	$991,987
Research and development credits	112,149	63,439
Others	8,556	2,946
Net deferred tax asset before valuation allowance	1,705,976	1,058,371
Valuation allowance	(1,705,976)	(1,058,371)
Net deferred tax assets	$-	$-

	Year Ended December 31,
	2019	2018	2017

Tax rate	23%	23%	24%

Tax expense (benefit) at statutory rate	$2,054,113	$105,234	$642,090
Tax rate differential	-	-	28,057
Change in taxes from permanent differences in stock-based compensation	639,504	10,964	27,301
Change in taxes from permanent difference in derivative warrants liabilities and convertible loans	858,307	(212,959)	304,254
Change in temporary differences	111,480	-	-
Others	1,925	-	-
Loss carryforwards	442,897	307,229	282,478
Income tax expense (benefit)	$-	$-	$-

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

1.	For the years ended December 31, 2019, 2018 and 2017, the following table reconciles the statutory income tax rate to the effective income tax rate:

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 17 - RELATED PARTIES

A.	On July 30, 2018, the Company’s Board of Directors resolved that Dr. Herman Weiss will cease to serve as the Company’s current Chairman of the Board of Directors and appointed him as the Company’s Chief Executive Officer, effective immediately. Additionally, in conjunction with the appointment of Dr. Weiss as Chief Executive Officer, Rami Zigdon, the Company’s previous Chief Executive Officer, left his position but was appointed as the Company’s Chief Business Officer and will continue serving as a member of the Company’s Board of Directors.

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

B.	Crow Technologies 1977 Ltd., a company engaged in the manufacturing of plastics and electronic components, has an exclusive right to manufacture products for the Company (and any component of the products) for a price that is higher by 50% to that of the market prices of manufacturing such products or components in Israel. As of the date hereof, Crow Technologies has not exercised its exclusive right. The products of the Company do not have any electronic parts. While the Company’s products developed through the current date, do have plastic parts, the cost of these parts approximate $0.10 per unit. The Company believes that the exclusive right held by Crow Technologies is immaterial to the ultimate price for which the Company will sell its products or even the overall estimated cost of production of its products.

C.	With respect to Reseller Agreement with Care G.B. Plus Ltd. which is also the Company’s shareholder - see also Note 9E.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 18 - SUBSEQUENT EVENTS

1.	COVID-19

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

1.	Resignation of Officer and Appointment of New Directors and Officers

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

1.	Funds raising

1.	Convertible Bridge Loans Agreements

1.	On February 20, 2020, the Company entered into Convertible Note Extension Agreements (the “Amendments”) with certain institutional investors who participated in the Company’s previously announced financing round of 2019, under which it was agreed to extend the maturity of those notes to August 14, 2020 (the “Amended Maturity Date”). The institutional investors shall not be entitled to convert the Loan Principal plus Interest prior to the Amended Maturity Date, unless such conversion is either (1) at the Fixed Conversion Price as defined in the Amendments or (2) upon an event of default in which case the Maturity Date shall be accelerated and the Note shall be convertible at the Alternate Conversion Price as defined in the Amendments.

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

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 18 - SUBSEQUENT EVENTS

C.	Funds raising

1.	Convertible Bridge Loans Agreements

1.	Commencing January 1, 2020 through the release date of these financial statement, the Company entered into certain Convertible Bridge Loan Agreements (the “Loan Agreements”), under which the Company obtained an aggregate gross amount of $835,714, (the “Loan Amount”) from several private lenders (the “Lenders”), in order to use for the Company’s working capital needs and finance the Company’s activities through the consummation of a proposed public offering and its planned up listing to the NASDAQ Capital Market.

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

1.

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

1.	As noted in Note 7, commencing January 1, 2020 through the signing date of these financial statement, Loan Amount and Interest of $553,973 have been converted into 36,668,926 Ordinary shares.

2.	Subscription Agreements

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

1.	Settlement of debts

1.	MDM Worldwide Solution, Inc.

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

1.	Toledo Advisors, LLC

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

1.	As noted in Note 6, on May 10, 2020, the Company entered into Loan Conversion Agreement (the “Agreement”) with its shareholders pursuant to which the Company will convert the then outstanding loan amounting to $350,000 into 8,750,000 ordinary shares of the Company at a conversion price of $0.04 per share. Upon conversion of the loan, the Company shall be released from all its obligations and liabilities with respect to the loan, which shall be deemed to have been paid in full. The ordinary shares have been issued on May 19, 2020.

As result of the execution of the Agreement, as of December 31, 2019, the outstanding loans from shareholders amounted to $310,477 have been classified as non-current liability on the balance sheet.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 18 - SUBSEQUENT EVENTS (cont.)

1.	Establishment or purchasing of Additional Entities

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

1.	Todos Medical USA

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

1.	Emerald Organic Products, Inc.

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

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 18 - SUBSEQUENT EVENTS (cont.)

1.	Service Agreements

1.	First Choice International Company, Inc.

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

1.	Orion Capital Advisors, LLC

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

Upon signing the Agreement, the Company shall issue to BDC 2,500,000 restricted shares of common stock.

The term of this Agreement shall commence on February 10, 2020 and shall continue through August 10, 2020.

1.	AS Iber Israel Ltd

On February 11, 2020 (the “Effective Date”), the Company entered into Engagement Agreement (the “Agreement”) with AS Iber Israel Ltd (“AS Iber Israel”) whereby AS Iber Israel will render services to the Company concerning equity and/or debt financing transactions in exchange of the following considerations:

1.	Success fee equal in amount to 10% plus VAT of the total value of the benefit, monetary or otherwise derived by the Company shall be earned in connection with any other activities as defined in the Agreement, plus 10% in share at the same value as the investment.

2.	Success fee equal in amount to 7% plus VAT of the total of any success fee earned in connection with any pre and/or post IPO and/or M&A activity whether directly arranged by AS Iber Israel and/or by any registered dealer introduced to the Company by AS Iber Israel who will be entitled to earn this fee in connection with any transaction that is either completed and/or initiated by the registered dealer for a period of 24 months after the initial introduction.

The Agreement shall be effective as of the Effective Date and shall remain in effect for a period of 24 months following the Effective Date.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 18 - SUBSEQUENT EVENTS (cont.)

F.	Service Agreements (cont.)

1.	3D Biomedicine Science and Technology Co. Limited

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

At the date of the singing on these financial statements, the Validation Stage is still in progress.

1.	Gibraltar Brothers and Associates LLC

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

1.	Zhengzhou Fortune Bioscience Co. Ltd

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

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 18 - SUBSEQUENT EVENTS (cont.)

F.	Service Agreements (cont.)

1.	Gnomegen, LLC

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

Todos Medical USA is committed to minimum purchase quantities of the Products according to the supply price as defined in the Agreement.

Gnomegen has received Emergency Use Authorization (EUA) with the United States Food and Drug Administration (US FDA).

1.	Zhengzhou

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

1.	Dawson James Securities

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

SGR&D claims it was not paid on time and is owed $91,319, allegedly consisting of $71,209 in unpaid consulting fees and late fees, plus $20,110 in unreimbursed expenses for travel and the like plus late fees. On April 8, 2020, SGR&D’s attorney sent a settlement proposal e-mail offering to settle for the full amount of the claim paid over-time at $4,000 per month with 5% interest compounded monthly, with acceleration and confession of judgment upon default. Defendants have elected not to respond at present, until a lump-sum settlement proposal is fully funded with available funds.

Based on opinion of management and the advice of the legal counsel of the Company, at this stage the outcome of the litigation is inherently unpredictable

